As filed with the Securities and Exchange Commission on December 4, 2007

Registration No. 333-146778

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PAETEC HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware	4813	20-5339741
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Arunas A. Chesonis

Chairman, President and Chief Executive Officer

PAETEC Holding Corp.

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Name, address, including zip code, and telephone number,

including area code, of registrant’s agent for service)

Copies to:

Richard J. Parrino, Esq. Kevin K. Greenslade, Esq. Hogan & Hartson L.L.P. 8300 Greensboro Drive McLean, Virginia 22102 (703) 610-6100	Charles E. Sieving, Esq. Executive Vice President and General Counsel PAETEC Holding Corp. 600 Willowbrook Office Park Fairport, New York 14450 (585) 340-2500	Robert L. Nutt, Esq. Keith F. Higgins, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7198

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after the effective date of this registration statement and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 4, 2007.

On September 17, 2007, PAETEC entered into a merger agreement to acquire McLeodUSA Incorporated in an all-stock transaction. As a result of the merger, McLeodUSA will become a wholly-owned subsidiary of PAETEC and McLeodUSA stockholders will become stockholders of PAETEC.

If the proposed merger is completed, McLeodUSA stockholders will receive 1.30 shares of PAETEC common stock for each share of McLeodUSA common stock they own. PAETEC’s common stock is listed on the NASDAQ Global Select Market under the trading symbol “PAET.” Based on the number of shares of PAETEC and McLeodUSA common stock outstanding on October 31, 2007, if the proposed merger were completed on that date, McLeodUSA stockholders would own approximately 28.0% of PAETEC’s common stock outstanding immediately after the merger.

PAETEC and McLeodUSA cannot complete the proposed merger unless PAETEC stockholders vote to approve the issuance of PAETEC common stock in connection with the merger. This letter is accompanied by PAETEC’s proxy statement, which the PAETEC board of directors is providing to PAETEC stockholders to solicit their proxies to vote for approval of the PAETEC stock issuance in connection with the merger as well as other matters at a special meeting of PAETEC stockholders to be held on                     , 2008.

The accompanying document is also being delivered to McLeodUSA stockholders as PAETEC’s prospectus for its offering of PAETEC common stock to McLeodUSA stockholders in the merger.

This proxy statement/prospectus of PAETEC provides you with detailed information about the proposed merger. It also contains information about PAETEC and McLeodUSA and related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 23 for a discussion of risks you should consider in evaluating the proposed merger and how it will affect you.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the proposed merger, the issuance of PAETEC common stock to be issued in connection with the proposed merger or the other transactions described in this proxy statement/prospectus, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                     , 2007, and is first being mailed or otherwise delivered to stockholders of PAETEC and McLeodUSA on or about                     , 2007.

PAETEC HOLDING CORP.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2008

To the stockholders of PAETEC Holding Corp.:

PAETEC Holding Corp. (“PAETEC”) will hold a special meeting of stockholders on                     , 2008, at 9:00 a.m., Eastern Time, at The Lodge at Woodcliff located at 199 Woodcliff Drive, Fairport, New York. At the special meeting, holders of PAETEC common stock will be asked to:

1.	consider and vote upon a proposal to approve the issuance of common stock of PAETEC to the stockholders of McLeodUSA in connection with the merger (the “merger”) of PS Acquisition Corp. with and into McLeodUSA Incorporated (“McLeodUSA”) pursuant to the Agreement and Plan of Merger, dated as of September 17, 2007 (the “merger agreement”), among PAETEC, McLeodUSA and PS Acquisition Corp.;

2.	consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger share proposal; and

3.	consider and take action upon any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only holders of record of shares of PAETEC common stock at the close of business on                     , 2007, which is the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

We cannot complete the proposed merger unless holders of PAETEC common stock vote at the special meeting to approve the issuance of PAETEC common stock in connection with the merger pursuant to the merger agreement.

For more information about the merger share proposal and the adjournment proposal, please review the accompanying proxy statement/prospectus.

The board of directors of PAETEC unanimously recommends that you vote FOR approval of the issuance of PAETEC common stock in connection with the merger pursuant to the merger agreement and FOR the adjournment proposal.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. You may also submit a proxy to vote by telephone or electronically by following the instructions on your proxy card.

By order of the Board of Directors,

/s/ Charles E. Sieving
Secretary
Fairport, New York
, 2007

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGER SHARE PROPOSAL, THE ADJOURNMENT PROPOSAL OR ABOUT VOTING YOUR SHARES, PLEASE CALL OUR PROXY SOLICITOR, GEORGESON INC., AT (800) 334-8636.

i

ANNEXES

Annex A	—	Agreement and Plan of Merger
Annex B	—	Fairness Opinion of Merrill Lynch, Pierce, Fenner and Smith, Incorporated
Annex C	—	Section 262 of the General Corporation Law of the State of Delaware

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the agreement and plan of merger and the merger fully and for a more complete description of the legal terms of the agreement and plan of merger and the merger, you should carefully read this entire proxy statement/prospectus and the other documents to which we have referred you. See “Where You Can Find More Information” beginning on page 243.

PAETEC Corp. and US LEC Corp. completed a combination by merger on February 28, 2007. Unless the context indicates otherwise, references in this proxy statement/prospectus to “the company,” “we,” “us,” “our,” “PAETEC Holding” and “PAETEC” mean, (1) for all periods before completion of the US LEC merger on February 28, 2007, PAETEC Corp., as the predecessor of PAETEC Holding Corp., and PAETEC Corp.’s subsidiaries and (2) for all periods after completion of the US LEC merger, PAETEC Holding and its subsidiaries, including PAETEC Corp. and US LEC Corp. and their respective subsidiaries.

Unless the context indicates otherwise, as used in this proxy statement/prospectus:

•	“McLeodUSA” refers to McLeodUSA Incorporated and its consolidated subsidiaries;

•	“US LEC” refers to US LEC Corp. and its consolidated subsidiaries; and

•	“US LEC merger” refers to the combination by merger of PAETEC Corp. and US LEC Corp. completed on February 28, 2007.

In this proxy statement/prospectus, we refer to:

•	the Agreement and Plan of Merger, dated as of September 17, 2007, among PAETEC, McLeodUSA and PS Acquisition Corp., as the “merger agreement”;

•

the six Voting Agreements, dated as of September 17, 2007, among PAETEC, McLeodUSA and each of Arunas A. Chesonis, Edward J. Butler, H. Russell Frisby, Jr., William R. McDermott, Keith M. Wilson and Mark Zupan, as the “PAETEC voting agreements”; and

•

the Registration Rights Agreement, to be entered into before completion of the merger, among PAETEC and the other security holders set forth on the signature pages of that agreement, as the “registration rights agreement.”

Questions and Answers About the Merger Share and Adjournment Proposals

Q.	Why is PAETEC proposing the merger?

A.	The board of directors of PAETEC believes that the merger will provide substantial strategic and financial benefits to the combined company and will enable the combined company to compete more effectively than PAETEC can compete alone.

Q.	What will happen to McLeodUSA as a result of the merger?

A.	If the merger is completed, McLeodUSA will become a wholly-owned subsidiary of PAETEC.

Q.	What will McLeodUSA stockholders receive in the merger?

A.	McLeodUSA stockholders will be entitled to receive in the merger 1.30 shares of PAETEC common stock for each share of McLeodUSA common stock they own. The PAETEC common stock is listed on the NASDAQ Global Select Market under the trading symbol “PAET.” PAETEC will pay cash instead of fractional shares of its common stock.

Q.	What will PAETEC stockholders receive in the merger?

A.	Each share of PAETEC common stock held by PAETEC stockholders immediately before the merger will continue to represent one share of PAETEC common stock after the effective time of the merger. Accordingly, PAETEC stockholders will receive no consideration in the merger and the merger will not change the number of shares a PAETEC stockholder currently owns.

Q.	Who is being asked to approve the issuance of stock in connection with the merger?

A.	Under rules of The NASDAQ Stock Market, Inc., PAETEC’s stockholders are required to approve the issuance of PAETEC common stock to the stockholders of McLeodUSA in connection with the merger pursuant to the merger agreement. By this proxy statement/ prospectus, PAETEC’s board of directors is soliciting the proxies of PAETEC stockholders to provide this approval at the special meeting of PAETEC stockholders discussed below.

The merger agreement has been adopted in accordance with Delaware law by the required vote of McLeodUSA stockholders, acting by written consent. Accordingly, McLeodUSA will not hold a stockholders meeting in connection with the merger, and the vote of McLeodUSA stockholders on the merger agreement and the merger is not being solicited by this proxy statement/prospectus.

Q.	Should McLeodUSA stockholders send in their stock certificates now?

A.	No, McLeodUSA stockholders should not send in any stock certificates now. If the merger is completed, PAETEC will send McLeodUSA stockholders written instructions on how to exchange their stock certificates for the merger consideration.

Q.	When and where will PAETEC stockholders meet?

A.	PAETEC will hold a special meeting of its stockholders on , 2008, at 9:00 a.m., Eastern time, at the Lodge at Woodcliff, 199 Woodcliff Drive, Fairport, New York.

Q.	What matters are PAETEC stockholders being asked to approve at the special meeting in connection with the merger pursuant to this proxy statement/prospectus?

A.	PAETEC stockholders are being asked to approve the issuance of PAETEC common stock to the stockholders of McLeodUSA in connection with the merger pursuant to the merger agreement. We refer to this proposal as the “PAETEC merger share proposal.”

PAETEC stockholders also are being asked to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the PAETEC merger share proposal, which we refer to as the “adjournment proposal.”

Q.	What does PAETEC’s board of directors recommend with respect to the two proposals?

A.	PAETEC’s board of directors has unanimously approved the merger agreement and determined that the merger agreement and the merger are fair to, advisable and in the best interests of PAETEC and its stockholders and unanimously recommends that PAETEC stockholders vote “FOR” the PAETEC merger share proposal.

PAETEC’s board of directors unanimously recommends that PAETEC stockholders vote “FOR” the adjournment proposal.

Q.	Who can vote at the PAETEC special meeting?

A.	Holders of record of PAETEC common stock at the close of business on , 2007, which is the record date for the special meeting, are entitled to vote at the special meeting.

Q:	How many votes must be represented in person or by proxy at the PAETEC special meeting to have a quorum?

A:	The holders of a majority of the shares of PAETEC common stock outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting.

Q:	What vote by PAETEC stockholders is required to approve the special meeting proposals?

A.	Assuming a quorum is present at the special meeting, approval of the PAETEC merger share proposal will require the affirmative vote of the holders of a majority of the voting power of the shares of PAETEC common stock present in person or represented by proxy at the special meeting and entitled to vote on the merger share proposal. Abstentions will have the same effect as shares voted against the merger share proposal, and broker non-votes will not affect whether the PAETEC merger share proposal is approved.

Assuming a quorum is present at the special meeting, approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the voting power of the shares of PAETEC common stock present in person or represented by proxy at the special meeting and entitled to vote on the adjournment proposal. Abstentions will have the same effect as shares voted against the adjournment proposal, and broker non-votes will not affect whether the adjournment proposal is approved.

As of the record date for the special meeting, directors and executive officers of PAETEC, together with their affiliates, beneficially owned approximately           % of the PAETEC common stock outstanding and entitled to vote at the special meeting.

Q.	Are any PAETEC stockholders already committed to vote in favor of any of the special meeting proposals?

A.	Under voting agreements with PAETEC and McLeodUSA, some executive officers and directors of PAETEC have agreed to vote all of their shares of PAETEC common stock in favor of the PAETEC merger share proposal. As of the record date for the special meeting, the PAETEC security holders who are parties to the PAETEC voting agreements collectively owned approximately % of the PAETEC common stock outstanding and entitled to vote at the special meeting.

Q.	How may the PAETEC stockholders vote their shares for the special meeting proposals presented in this proxy statement/prospectus?

A.	Stockholders may submit their proxies by:

•	signing the enclosed proxy card and mailing it in the enclosed, prepaid and addressed envelope;

•	calling toll-free 1-800-PROXIES (1-800-776-9437) and following the instructions; or

•	accessing the web page at www.voteproxy.com and following the on-screen instructions.

Proxies submitted through the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on                     , 2008.

Q.	Will a broker or bank holding shares in “street name” for a PAETEC stockholder vote those shares for the stockholder at the special meeting?

A.	The broker or bank will not be able to vote shares for a PAETEC stockholder on the PAETEC merger share proposal. If a PAETEC stockholder’s shares are held in “street name” by a broker or bank, the broker or bank generally may only vote the shares which it holds for the stockholder in accordance with the stockholder’s instructions, unless the subject of the vote is a “routine” matter, such as the election of directors. It is important that stockholders provide instructions to their broker or bank promptly to ensure that all shares of PAETEC common stock that they own are voted as they wish at the special meeting.

Q.	Will PAETEC stockholders be able to vote their shares at the special meeting?

A.	Yes. Submitting a proxy will not affect the right of any PAETEC stockholder to vote in person at the special meeting. PAETEC will distribute written ballots to any PAETEC stockholder who requests, and is entitled, to vote at the special meeting. If a PAETEC stockholder holds shares in “street name,” the stockholder must request a proxy from the stockholder’s broker or bank in order to vote those shares in person at the special meeting.

Q.	What do PAETEC stockholders need to do now?

A.	After carefully reading and considering the information contained in this proxy statement/prospectus, PAETEC stockholders are requested to complete and return their proxies as soon as possible. The proxy card will instruct the persons named on the proxy card to vote the stockholder’s PAETEC shares at the special meeting as the stockholder directs. If a stockholder signs and sends in a proxy card and does not indicate how the stockholder wishes to vote, the proxy will be voted “FOR” both of the special meeting proposals.

Q.	May a PAETEC stockholder change the stockholder’s vote after submitting a proxy?

A.	Yes. A stockholder may change a vote at any time before the stockholder’s proxy is voted at the special meeting. A proxy submitted through the Internet or by telephone may be revoked by executing a later-dated proxy card, by subsequently submitting a proxy through the Internet or by telephone, or by attending the special meeting and voting in person. A stockholder executing a proxy card also may revoke the proxy at any time before it is voted by giving written notice revoking the proxy to PAETEC’s Secretary, by subsequently filing another proxy card bearing a later date or by attending the special meeting and voting in person. Attending the special meeting will not automatically revoke a stockholder’s prior submission of a proxy (by Internet, telephone or in writing). All written notices of revocation or other communications with respect to revocation of proxies should be addressed to:

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

Attention: Secretary

Q.	If I am a PAETEC stockholder, who can help answer my questions?

A.	If you have any questions about the merger or the special meeting, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact PAETEC’s proxy solicitor, Georgeson Inc., at the following address or phone number:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll Free (800) 334-8636

Other Information Regarding the Merger

The page numbers after the headings set forth below indicate the first page in this proxy statement/prospectus on which additional information concerning the item can be found.

Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Merger (page 53)

PAETEC’s board of directors believes that the merger agreement and the merger are fair to, advisable and in the best interests of PAETEC and PAETEC’s stockholders. Accordingly, PAETEC’s board of directors has unanimously approved the merger agreement and unanimously recommends that PAETEC’s stockholders vote “FOR” approval of the issuance by PAETEC of its common stock in connection with the merger pursuant to the merger agreement. In making this recommendation, PAETEC’s board of directors considered the factors discussed under “The Merger—Background of the Merger” and “—Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Merger.”

McLeodUSA’s Reasons for the Merger (page 56)

McLeodUSA’s board of directors believes that the merger agreement and the merger are fair to, advisable and in the best interests of McLeodUSA and McLeodUSA’s stockholders. Accordingly, McLeodUSA’s board of directors has unanimously approved the merger agreement. In making its decision, McLeodUSA’s board of directors considered the factors discussed under “The Merger—Background of the Merger” and “—McLeodUSA’s Reasons for the Merger.”

Fairness Opinion Presented to the PAETEC Board of Directors (page 57)

In connection with the merger, the PAETEC board of directors received an opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as “Merrill Lynch,” that, as of the date of the opinion, the right of holders of McLeodUSA common stock to receive 1.30 shares of PAETEC common stock for each share of McLeodUSA common stock they own, which is the “merger exchange ratio,” is fair from a financial point of view to PAETEC. The opinion of Merrill Lynch was provided to the PAETEC board of directors in connection with its evaluation of the merger exchange ratio and does not address any other aspect of the merger agreement or the merger and does not constitute a recommendation to any stockholder as to how to vote or act with respect to any matter relating to the merger agreement or the merger. Each holder of PAETEC common stock should read the complete opinion of Merrill Lynch carefully and in its entirety to understand the assumptions made, procedures followed, matters considered and limitations on the review undertaken with regard to the opinion. A copy of the written Merrill Lynch opinion is attached to this proxy statement/prospectus as Annex B. All of the fees payable to Merrill Lynch in connection with its financial advisory services being provided in connection with the merger will be paid only if the merger is completed or if PAETEC receives a termination fee from McLeodUSA.

Interests of McLeodUSA Directors, Executive Officers and Principal Stockholders in the Merger (page 63)

McLeodUSA stockholders should note that some McLeodUSA directors, executive officers and principal stockholders have interests in the merger that are different from, or in addition to, the interests of other McLeodUSA stockholders. These interests include the following:

•	the expectation that some of the executive officers or key employees of McLeodUSA will serve after the merger as officers or key employees of PAETEC or its subsidiaries;

•

the expectation that certain executive officers of McLeodUSA will be entitled to receive severance payments from PAETEC if their employment is terminated under specified circumstances (which, if all of these employees were terminated, would equal approximately $4.5 million);

•	the assumption by PAETEC of all options to purchase common stock held by McLeodUSA’s directors, executive officers and employees;

•

the acceleration of vesting under the terms of stock option award agreements between McLeodUSA and some of its executive officers and directors, as described below under “—Effect on Awards Outstanding Under Stock Plan and Agreements”;

•	the vesting at the effective time of the merger of 750,000 shares of McLeodUSA restricted stock held by McLeodUSA’s Chief Executive Officer;

•	the right of McLeodUSA directors and executive officers to continued indemnification and insurance coverage by PAETEC for acts or omissions occurring before the merger;

•

the right of McLeodUSA stockholders consisting of investment funds managed by Wayzata Investment Partners LLC, which we refer to as the “Wayzata funds,” and investment funds and entities advised by Fidelity Management & Research Company and its affiliates, which we refer to as the “Fidelity funds,” to have all of the PAETEC common stock held by them after the merger registered with the SEC for public sale after the merger;

•	the right of the Wayzata funds to name an individual whom PAETEC must cause to be elected or appointed to PAETEC’s board of directors; and

•	the right of a representative of the Fidelity funds to participate in PAETEC board meetings as an observer.

The boards of directors of PAETEC and McLeodUSA were aware of these interests and considered them, among other matters, in approving the merger agreement and related transactions.

Effect on Awards Outstanding Under Stock Plan and Agreements (page 67)

At the effective time of the merger, each then outstanding McLeodUSA stock option will be assumed by PAETEC and converted into an option to purchase a number of shares of PAETEC common stock equal to the number of shares subject to the original option, multiplied by the merger exchange ratio, rounded down to the nearest whole share, at an exercise price equal to the exercise price of the original option, divided by the merger exchange ratio, rounded up to the nearest whole cent. The terms and conditions of the assumed awards otherwise generally will remain the same, without any accelerated vesting, unless accelerated vesting was otherwise provided in the applicable award agreement of the stock option holder. The merger will cause the acceleration of vesting under the terms of stock option award agreements between McLeodUSA and those employees who hold a vice president or more senior position, as well as under the terms of stock option award agreements between McLeodUSA and its non-employee directors. As of October 31, 2007, outstanding stock options for approximately 2,484,000 shares of McLeodUSA common stock had been issued pursuant to such award agreements. The stock options of other McLeodUSA employees will accelerate only if their employment is terminated without cause within one year after the effective time of the merger.

At the effective time of the merger, each of the 750,000 outstanding shares of McLeodUSA restricted stock will vest and be converted in the merger into the right to receive 1.30 shares of PAETEC common stock.

The Merger

The merger agreement is attached to this proxy statement/prospectus as Annex A. We encourage you to read the merger agreement in its entirety. It is the principal document governing the merger and the other related transactions.

Conditions to the Completion of the Merger (page 78)

The obligations of PAETEC and McLeodUSA to complete the merger are subject to the satisfaction of the following conditions:

•

approval by PAETEC stockholders of the issuance by PAETEC of shares of its common stock in connection with the merger pursuant to the merger agreement, and adoption of the merger agreement by McLeodUSA stockholders, which was satisfied by the delivery to PAETEC on September 17, 2007 of written consents executed by McLeodUSA stockholders holding shares representing a majority of the outstanding McLeodUSA common stock;

•

the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the “HSR Act,” and the receipt of any approvals under the HSR Act;

•

the receipt of all other regulatory approvals, including the authorization for the completion of the merger required to be obtained from the Federal Communications Commission, or “FCC,” and approvals required to be obtained from state regulatory bodies;

•

the receipt of other required consents and approvals, unless failure to obtain them would not, individually or in the aggregate, have a material adverse effect on PAETEC and its subsidiaries, taken as a whole after giving effect to the merger;

•	the absence of any judgment or other legal prohibition of any court or other governmental entity that prohibits the completion of the merger;

•	the declaration by the SEC of the effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•	the authorization for listing of the PAETEC common stock issuable pursuant to the merger on The NASDAQ Stock Market;

•	the truth and accuracy of the representations and warranties of the other party, subject to the material adverse effect standard provided in the merger agreement;

•	the performance in all material respects of the other party’s obligations under the merger agreement;

•

the absence of any change, event, violation, inaccuracy, circumstance or effect that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on the other party and its subsidiaries, taken as a whole;

•	the receipt by each party of the required closing certificate from the other party;

•

the demand by holders of no more than 15% of the issued and outstanding shares of McLeodUSA common stock of appraisal for such shares in accordance with the General Corporation Law of the State of Delaware, which we refer to as the “DGCL,” excluding any demand by holders of McLeodUSA common stock that fail to perfect, withdraw or otherwise lose their appraisal rights;

•

the satisfaction and discharge, as of or concurrently with the closing, of all of McLeodUSA’s outstanding 10 1/2% Senior Second Secured Notes due 2011 using funds provided by PAETEC in accordance with the terms of the merger agreement;

•	the delivery by McLeodUSA of fully executed copies of specified ancillary agreements, including agreements terminating existing stockholder and registration rights agreements;

•	the receipt by PAETEC of evidence reasonably satisfactory to it that McLeodUSA has taken all actions necessary to transfer or otherwise dispose of a specified investment;

•	the constitution of the board of directors of PAETEC as described in the section of this proxy statement/prospectus entitled “The Merger—Management of PAETEC after the Merger”; and

•	the receipt by PAETEC of a communications regulatory opinion from PAETEC’s legal counsel.

With some exceptions, PAETEC and McLeodUSA each generally may waive conditions that apply to its closing obligations under the merger agreement.

Termination of the Merger Agreement (page 80)

PAETEC and McLeodUSA may jointly agree to terminate the merger agreement at any time. Either company also may terminate the merger agreement, under specified circumstances, if the merger is not completed by February 14, 2008, subject to an extension of up to 30 days for specified reasons, or under other circumstances described in this document. PAETEC and McLeodUSA are not obligated to complete the merger before January 10, 2008.

Termination Fees (page 82)

Upon a termination of the merger agreement, a party may become obligated to pay to the other party a termination fee in specified circumstances.

No Solicitation (page 83)

The merger agreement restricts the ability of each of PAETEC and McLeodUSA to solicit or engage in discussions or negotiations with a third party regarding proposals relating to alternative business combination transactions with PAETEC or McLeodUSA, respectively. If, however, either company receives an unsolicited bona fide proposal for an alternative business combination transaction from a third party (within 20 business days of September 17, 2007, in the case of McLeodUSA, and prior to the receipt of stockholder approval of the PAETEC merger share proposal, in the case of PAETEC) that the company’s board of directors determines constitutes a superior proposal or is reasonably likely to lead to a superior proposal, and, after receiving advice from its outside legal counsel, the board of directors determines in good faith that failure to take such steps would be a breach of its fiduciary duties, that company may furnish information to the third party and engage in negotiations regarding an alternative business combination proposal with the third party, subject to specified conditions. In response to the receipt of a superior proposal, the board of directors of either company may terminate the merger agreement after paying the termination fees discussed in this document, but only after providing the other company with two business days advance notice and negotiating in good faith during such period to allow the other company to make a revised proposal to amend the merger agreement in such a manner that the alternative transaction proposal is no longer a superior proposal, and only if the other company does not at least match the superior proposal. McLeodUSA’s right to terminate the merger agreement in response to the receipt of a superior proposal expired on October 15, 2007.

Accounting Treatment (page 72)

PAETEC will account for the merger as a purchase of McLeodUSA by PAETEC, using the purchase method of accounting under United States generally accepted accounting principles, or “GAAP.” As a result, the assets, including identifiable intangible assets, and liabilities of McLeodUSA as of the effective time of the merger will be recorded at their respective fair values and added to those of PAETEC. Any excess of purchase price over the net fair value of McLeodUSA’s assets and liabilities will be recorded as goodwill. Consolidated financial statements of PAETEC after the effective time of the merger will reflect those fair values and will not be restated retroactively to reflect the historical financial position or results of operations of McLeodUSA. The results of operations of McLeodUSA will be combined with the results of operations of PAETEC beginning on the effective date of the merger. Following the merger, the earnings of PAETEC will reflect the effect of any additional indebtedness and purchase accounting adjustments, including any increased interest expense and depreciation and amortization of acquired assets.

Material U.S. Federal Income Tax Consequences of the Merger (page 68)

PAETEC and McLeodUSA have structured the merger with the intent that the merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a general matter, therefore, receipt of shares of PAETEC stock by McLeodUSA stockholders in exchange for their shares of McLeodUSA stock will not be a taxable exchange for U.S. federal income tax purposes. McLeodUSA stockholders, however, will be taxed on any cash they receive instead of fractional shares of PAETEC stock. Tax matters are complicated, and the specific tax consequences of the merger to each McLeodUSA stockholder will depend on the facts of the McLeodUSA stockholder’s own situation. If you are a McLeodUSA stockholder, you are urged to read carefully the information regarding U.S. federal income tax consequences of the merger contained in this document, and to consult with your tax adviser regarding the tax consequences of the merger to you.

Regulatory Matters (page 71)

The merger agreement provides that, to complete the merger, McLeodUSA and PAETEC must obtain approvals or consents from, and make filings with and observe waiting periods in connection with, various United States federal and state antitrust, communications, public utility and other regulatory authorities.

As of the date of this proxy statement/prospectus, all required regulatory filings had been made, and McLeodUSA and PAETEC were in the process of seeking to obtain the required approvals and consents.

Appraisal Rights of Dissenting McLeodUSA Stockholders (page 72)

If you are a McLeodUSA stockholder and have not consented to the merger, the DGCL permits you to seek relief as a dissenting stockholder and have the “fair value” of your shares of McLeodUSA common stock determined by a court and paid to you in cash. This proxy statement/prospectus, which is being delivered to McLeodUSA stockholders, is intended to serve as notice to McLeodUSA stockholders of their appraisal rights.

If you are a McLeodUSA stockholder who did not execute a written consent adopting the merger agreement and approving the merger and wish to dissent to the merger, you must deliver to McLeodUSA, before                     , 2008, a written demand for appraisal of your shares. The relevant provisions of the DGCL are technical in nature and complex. If you wish to exercise appraisal rights and obtain appraisal of the fair value of your shares, you may wish to consult with legal counsel, because the failure to comply strictly with these provisions may result in waiver or forfeiture of your appraisal rights. A copy of Section 262 of the DGCL, which governs the appraisal process, is attached to this proxy statement/prospectus as Annex C. For additional information concerning the appraisal rights of dissenting McLeodUSA stockholders, see “The Merger—Appraisal Rights of Dissenting McLeodUSA Stockholders.”

PAETEC Voting Agreements (page 89)

The parties to the PAETEC voting agreements entered into those agreements in connection with the execution of the merger agreement. Under the PAETEC voting agreements, each of Arunas A. Chesonis, who is PAETEC’s Chairman and Chief Executive Officer, Keith M. Wilson, who is a director of PAETEC and PAETEC’s Executive Vice President and Chief Financial Officer, Edward J. Butler, who is PAETEC’s Executive Vice President and Chief Operating Officer, and Mark Zupan, Williams R. McDermott and H. Russell Frisby, Jr., each of whom is a PAETEC director, have agreed, among other things, to vote all of their shares of PAETEC common stock in favor of PAETEC’s issuance of its common stock in connection with the merger pursuant to the merger agreement. As of the record date for the special meeting, the PAETEC security holders who are parties to the PAETEC voting agreements collectively owned approximately     % of the PAETEC common stock outstanding and entitled to vote at the special meeting. The agreements permit each of the foregoing PAETEC directors and executive officers to sell or otherwise dispose of a specified number of shares subject to their voting obligations.

Lock-Up Agreements (page 90)

Concurrently with the execution of the merger agreement, PAETEC entered into agreements with the Wayzata funds, the Fidelity funds and Jefferies High Yield Trading, LLC, which we refer to as the “Jefferies fund,” which collectively owned approximately 67% of the outstanding McLeodUSA common stock as of the date of the merger agreement. These stockholders have agreed not to sell or otherwise dispose of their McLeodUSA shares during the period beginning on September 17, 2007 and ending on the merger closing date or their PAETEC merger shares during the 90-day period following the merger closing date.

The Companies

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

PAETEC Holding Corp. is a Delaware corporation formed in August 2006 as a wholly-owned subsidiary of PAETEC Corp. for the purpose of holding both PAETEC Corp. and US LEC Corp. as wholly-owned subsidiaries following completion of the business combination between those two companies, which was completed on February 28, 2007.

PAETEC’s primary business is providing medium-sized and large businesses and enterprise organizations in large metropolitan areas with a package of integrated communications services. PAETEC provides a range of voice and high-speed data network services on a retail basis to its end-user business and institutional customers. In addition, PAETEC offers a range of voice and high-speed data carrier services to other telecommunications companies. Its service offerings include voice, data and Internet services, application services, network integration services and managed services.

McLeodUSA Incorporated

One Martha’s Way

Hiawatha, Iowa 52233

(319) 790-7800

McLeodUSA Incorporated is a Delaware corporation formed in 1993.

McLeodUSA provides Internet protocol, or “IP,” based communications services to small and medium-sized enterprises, and traditional telephone services to commercial and residential customers. McLeodUSA’s IP-based communications services are delivered over a high-speed broadband connection and consist of a wide variety of voice and data services, including local and long distance voice, Internet access, email, virtual private networking, network security, conference calling, and high-capacity private line services. McLeodUSA also provides wholesale communications services to other communications services providers through its extensive network facilities. Since January 2006, McLeodUSA has primarily targeted small and medium-sized enterprise and multi-location customers within its geographic service area. McLeodUSA delivers its services primarily over its private secure network using T1 and higher connectivity.

Comparative Stock Prices and Dividends

PAETEC

Market for Common Stock. PAETEC’s common stock is listed on the Global Select Market of The NASDAQ Stock Market, Inc. The common stock began trading on the NASDAQ Global Select Market under the trading symbol “PAET” on March 1, 2007 following completion of the business combination of PAETEC Corp. and US LEC Corp. The following table sets forth, for the periods indicated, the high and low sales prices per share of PAETEC common stock on the NASDAQ Global Select Market. For current price information, you should consult your broker or publicly available sources.

2007	High		Low
First Quarter (from March 1, 2007)		$20.40		$8.75
Second Quarter		$12.31		$10.24
Third Quarter		$13.17		$10.40
Fourth Quarter (through , 2007)	$		$

As of                     , 2007, which is the record date for the PAETEC special meeting, PAETEC had              holders of record of its common stock.

Dividend Policy. PAETEC has not declared or paid any cash dividends on its common stock and does not anticipate that it will pay cash dividends on its common stock in the foreseeable future. Future declaration and payment of dividends, if any, on PAETEC’s common stock will be determined in light of factors deemed relevant by PAETEC’s board of directors, including PAETEC’s earnings, operations, capital requirements and financial condition and restrictions in its financing agreements. Under its credit facilities agreement and senior notes indenture, PAETEC may pay cash dividends on its capital stock in excess of specified amounts only if it meets requirements relating to levels of its cash flows, indebtedness, fixed charges and other financial measures.

McLeodUSA

Market for Common Stock. The shares of McLeodUSA common stock are privately held and, as a result, there is no established trading market for such shares.

As of October 31, 2007, McLeodUSA had 29 holders of record of its common stock. As of the same date, 108 McLeodUSA employees and directors held options to purchase a total of 2,712,300 shares of McLeodUSA common stock.

Dividend Policy. McLeodUSA has never declared or paid any cash dividends on its common stock and does not anticipate that it will pay cash dividends on its common stock in the foreseeable future.

Comparative Stock Prices

The following table presents the last reported closing sale price per share of PAETEC common stock, as reported on the NASDAQ Global Select Market, on September 14, 2007, the last full trading day before the public announcement of the merger, and on December 3, 2007, the last trading day for which this information could be calculated before the filing of this proxy statement/prospectus. For illustrative purposes only, the table also presents the implied equivalent per share data for McLeodUSA common stock, which has been determined by multiplying the closing market price of a share of PAETEC common stock on each of the foregoing dates by the merger exchange ratio of 1.30.

	PAETEC Common Stock	McLeodUSA Common Stock Equivalent Per Share
September 14, 2007	$12.13	$15.77
December 3, 2007	$10.50	$13.65

The information in the table above does not necessarily reflect what the actual values of the shares of PAETEC common stock or McLeodUSA common stock were or will be on any other trading day or the values at which the shares of PAETEC common stock will trade following the merger. Stockholders are urged to obtain current quotations for the market price of PAETEC common stock. The merger exchange ratio of 1.30 PAETEC shares for each outstanding McLeodUSA share is fixed and will not be adjusted based on any change in the PAETEC stock price or the value of McLeodUSA common stock before the merger closing date. The relative values of the shares of the two companies may vary significantly between the date of this proxy statement/prospectus, the date on which the PAETEC merger share proposal is considered by PAETEC stockholders, and the date of the completion of the merger.

Selected Historical Financial Data

Selected Historical Consolidated Financial and Operating Data of PAETEC

The selected historical consolidated financial statements for all periods presented prior to March 1, 2007 reflect only the financial results of PAETEC Corp., as predecessor to PAETEC Holding Corp., and PAETEC Corp.’s wholly-owned subsidiaries. After February 28, 2007, the date of completion of the merger transaction with US LEC Corp., the accompanying historical financial statements and notes include the accounts of PAETEC Holding Corp. and its wholly-owned subsidiaries, including PAETEC Corp. and PAETEC Corp.’s wholly-owned subsidiaries and US LEC and US LEC’s wholly-owned subsidiaries.

The following tables show the selected historical consolidated statements of operations data, balance sheet data, other financial data and operating data of PAETEC Corp. as of and for each of the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and as of and for the nine months ended September 30, 2006, and of PAETEC Holding as of and for the nine months ended September 30, 2007. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from PAETEC Corp.’s audited consolidated financial statements prepared in accordance with GAAP, which are included elsewhere in this proxy statement/prospectus. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002, 2003 and 2004 are derived from PAETEC Corp.’s audited consolidated financial statements prepared in accordance with GAAP, which are not included in this proxy statement/prospectus. The summary financial data as of September 30, 2007 and for the nine-month periods ended September 30, 2006 and 2007 are unaudited, but include, in the opinion of PAETEC’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. PAETEC’s historical results are not necessarily indicative of its results for any future period.

You should read the historical selected financial data set forth below together with “Information About PAETEC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of PAETEC” and PAETEC’s consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Year Ended December 31,							Nine Months Ended September 30,
	2002		2003	2004		2005	2006	2006	2007 (1)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Network services revenue	$203,304		$263,929	$316,731		$400,717	$460,347	$341,406	$620,038
Carrier services revenue	58,510		72,066	70,767		76,685	88,284	65,408	104,929
Integrated solutions revenue	27,388		27,675	26,173		32,022	37,671	28,000	27,403

Total revenue	289,202		363,670	413,671		509,424	586,302	434,814	752,370
Cost of sales (exclusive of depreciation and amortization shown separately below)	122,795		143,132	168,115		237,809	282,169	209,389	353,585
Retroactive network cost discount	—		—	—		(1,750)	—	—	—
Litigation settlement	—		—	—		(860)	1,500	1,500	—
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	141,068		155,177	172,075		193,846	219,516	163,292	271,952
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	—		—	—		4,553	—	—	—
Integration/restructuring costs	—		—	—		—	—	—	2,741
Leveraged recapitalization-related costs	—		—	—		—	15,153	15,086	—
Depreciation and amortization	20,566		19,871	22,808		29,076	34,618	25,296	69,290

Income from operations	4,773		45,490	50,673		46,750	33,346	20,251	54,802
Change in fair value of Series A convertible redeemable preferred stock conversion right	—		—	—		10,778	(10,778)	(10,777)	—
Loss on extinguishment of debt	—		—	—		—	5,081	5,081	14,111
Other income, net	(510)		(407)	(715)		(3,098)	(4,509)	(3,343)	(3,464)
Interest expense	14,745		10,737	10,911		10,472	27,319	17,144	51,001

(Loss) income before income taxes and cumulative effect of a change in accounting principle	(9,462)		35,160	40,477		28,598	16,233	12,146	(6,846)
Provision for (benefit from) income taxes	—		685	(37,158	)(2)	14,124	8,430	6,968	(1,875)

(Loss) income before cumulative effect of a change in accounting principle	(9,462)		34,475	77,635	(2)	14,474	7,803	5,178	(4,971)
Cumulative effect of a change in accounting principle	(12,976	)(3)	—	—		—	—	—	—

Net (loss) income	$(22,438)		$34,475	$77,635		$14,474	$7,803	$5,178	$(4,971)

(Loss) income allocated to common stockholders	$(34,457)		$13,298	$39,495		$(623)	$(33,155)	$(35,781)	$(4,971)

(Loss) income per common share—basic (4)	$(1.20)		$0.46	$1.35		$(0.02)	$(1.05)	$(1.15)	$(0.06)

(Loss) income per common share—diluted (4)(5)	$(1.20)		$0.44	$1.25		$(0.02)	$(1.05)	$(1.15)	$(0.06)

	As of December 31,						As of September 30,
	2002	2003	2004		2005	2006	2007 (1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$24,288	$51,824	$45,882		$49,394	$46,885	$105,481
Property and equipment, net	111,810	120,707	132,776		151,994	167,566	289,763
Total assets	231,321	263,467	334,573	(2)	355,230	379,740	1,113,160
Long-term debt (including current portion)	156,114	145,173	132,126		111,886	373,786	791,771
Series A convertible redeemable preferred stock	151,017	164,043	178,067		193,164	—	—

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007 (1)
	(in thousands)
Other Financial Data:
Capital expenditures	$26,443	$28,729	$33,545	$38,156	$49,295	$37,845	$52,196
Net cash (used in) provided by financing activities	4,978	(15,608)	(25,236)	(29,131)	(8,202)	(7,280)	290,142
Net cash provided by (used in) operating activities	13,263	67,100	57,894	64,451	53,555	31,781	50,514
Net cash used in investing activities	(30,832)	(23,956)	(38,600)	(31,808)	(47,862)	(34,939)	(282,060)
Adjusted EBITDA (6)	$25,421	$65,415	$73,650	$82,072	$91,798	$66,239	$140,460

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007(1)
Operating Data:
Geographic markets served (7)	27	27	27	29	29	53
Number of switches deployed (8)	9	10	11	12	13	40
Total digital T1 transmission lines installed (9)	16,236	22,454	30,346	40,621	52,371	114,964
Total access line equivalents installed (9)	389,664	538,896	728,304	974,904	1,256,904	2,759,136
Total employees	978	1,062	1,124	1,231	1,312	2,296

(1)	Includes results of US LEC subsequent to PAETEC Corp.’s business combination with US LEC.
(2)	Includes the recognition of a non-cash net deferred income tax benefit of $38.2 million. For additional information about this benefit, see “Information About PAETEC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of PAETEC—Results of Operations—2005 Compared With 2004—Income Taxes.”
(3)	Represents a non-cash charge of $13.0 million relating to an impairment of goodwill as a result of PAETEC’s adoption of Statement of Financial Accounting Standards, or “SFAS,” No. 142, Goodwill and Other Intangible Assets.
(4)	Basic and diluted net income per common share for the years ended December 31, 2003, 2004 and 2005 were calculated using the “two-class” method in accordance with Emerging Issues Task Force, or “EITF,” Bulletin No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, by dividing undistributed income allocated to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period, after giving effect to the participating security, which was PAETEC’s convertible redeemable preferred stock that was outstanding in those periods. During the second quarter of 2006, as part of a leveraged recapitalization, PAETEC converted or repurchased all of its outstanding preferred stock.
(5)	Potential common shares, which under the treasury stock method consist of stock options, warrants, and restricted stock units, and preferred stock assuming the full conversion of such preferred stock, are excluded from the diluted net loss per common share calculations for the years ended December 31, 2002, 2005 and 2006 because the effect of their inclusion would have been anti-dilutive. As of December 31, 2006, there were no shares of convertible redeemable preferred stock outstanding.
(6)	Adjusted EBITDA is not a financial measurement prepared in accordance with GAAP. Adjusted EBITDA, as defined by PAETEC, represents net (loss) income before interest, provision for (benefit from) income taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, withdrawn initial public offering and related terminated new senior secured credit facility expenses, leveraged recapitalization-related costs, loss on extinguishment of debt and integration/restructuring costs. See “Information About PAETEC—Management’s Discussion and Analysis of Financial Condition and Results of Operations of PAETEC—Overview—Overview of PAETEC Operations—Adjusted EBITDA Presentation” for PAETEC’s reasons for including adjusted EBITDA data and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net (loss) income, as net (loss) income is calculated in accordance with GAAP:

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)
Net (loss) income	$(22,438)	$34,475	$77,635	$14,474	$7,803	$5,178	$(4,971)
Add back non-EBITDA items included in net (loss) income:
Depreciation and amortization	20,566	19,871	22,808	29,076	34,618	25,296	69,290
Interest expense, net of interest income	14,317	10,384	10,365	9,067	24,995	15,387	47,502
Provision for (benefit from) income taxes	—	685	(37,158)	14,124	8,430	6,968	(1,875)

EBITDA	$12,445	$65,415	$73,650	$66,741	$75,846	$52,829	$109,946
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	—	—	10,778	(10,778)	(10,777)	—
Stock-based compensation	—	—	—	—	6,496	4,020	13,662
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	—	—	—	4,553	—	—	—
Leveraged recapitalization costs	—	—	—	—	15,153	15,086	—
Loss on extinguishment of debt	—	—	—	—	5,081	5,081	14,111
Cumulative effect of a change in accounting principle	12,976	—	—	—	—	—	—
Integration/restructuring costs	—	—	—	—	—	—	2,741

Adjusted EBITDA	$25,421	$65,415	$73,650	$82,072	$91,798	$66,239	$140,460

(7)	Each market represents a geographic area in which PAETEC offers its network services.
(8)	Switches are computers that connect customers to PAETEC’s network and transmit voice and data communications over the network.
(9)	An access line is a telephone line that extends from one of PAETEC’s central offices to a customer’s premises. PAETEC connects customers to its network by leasing digital T1 telephone and data transmission lines linking its customers to the central office. Each digital T1 transmission line provides the customer with 24 channels for telephone or data service, although some customers do not use or pay for all 24 channels. PAETEC calculates the number of access line equivalents it has installed by multiplying the number of digital T1 transmission lines it has installed by 24.

Selected Historical Consolidated Financial and Operating Data of McLeodUSA

The selected historical consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 have been derived from McLeodUSA’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected consolidated historical financial data for the years ended December 31, 2002 and 2003 and as of December 31, 2002, 2003 and 2004 have been derived from McLeodUSA’s audited consolidated financial statements which are not included in this proxy statement/prospectus. The selected consolidated financial data as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 have been derived from McLeodUSA’s unaudited consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. In the opinion of McLeodUSA’s management, the unaudited consolidated financial statements have been prepared on the same basis as McLeodUSA’s audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair statement of the financial information set forth in those statements. McLeodUSA’s historical results for any prior period are not necessarily indicative of results to be expected for any future period.

The selected historical financial information set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion under the heading “Information About McLeodUSA—Management’s Discussion and Analysis of Financial Condition and Results of Operations of McLeodUSA” and McLeodUSA’s financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

	(January 1- April 16) (1) 2002	(April 17- December 31) (1) 2002	Year Ended December 31,			One Day January 1, 2006 (2)	Year Ended December 31 2006 (2)	Nine Months Ended September 30,
			2003	2004	2005			2006	2007
	Predecessor McLeodUSA						Reorganized McLeodUSA
	(in millions)
Statement of Operations Data:
Revenue	$311.4	$680.7	$869.0	$716.2	$635.0	$—	$544.7	$417.9	$375.4
Operating expenses:
Cost of service (3)	211.2	410.3	498.9	393.8	362.1	—	315.8	245.3	198.3
Selling, general and administrative (3)	108.9	240.4	312.2	268.4	217.4	—	181.7	135.4	151.0
Depreciation and amortization	126.3	217.9	340.5	356.8	212.9	—	60.1	44.2	54.0
Reorganization charges, net	1,596.8	—	—	—	20.2	(18.5)	—	—	—
Restructuring, asset impairment and other charges (adjustments)	(6.8)	(0.1)	(0.2)	262.9	301.7	—	2.4	2.5	(0.1)

Total operating expenses	2,036.4	868.5	1,151.4	1,281.9	1,114.3	(18.5)	560.0	427.4	403.2

Operating (loss) income	(1,725.0)	(187.8)	(282.4)	(565.7)	(479.3)	18.5	(15.3)	(9.5)	(27.8)
Interest expense, net	(33.2)	(30.8)	(35.8)	(48.2)	(65.3)	—	(12.7)	(9.2)	(9.6)
Other (expense) income	2.0	(0.5)	22.5	(10.6)	9.8	—	(0.3)	(0.5)	(0.2)
Gain on cancellation of debt	2,372.8	—	—	—	—	728.1	—	—	—

(Loss) income from continuing operations	616.6	(219.1)	(295.7)	(624.5)	(534.8)	746.6	(28.3)	(19.2)	(37.6)
Income from discontinued operations	167.1	17.7	—	—	—	—	—	—	—

Net (loss) income	783.7	(201.4)	(295.7)	(624.5)	(534.8)	746.6	(28.3)	(19.2)	(37.6)
Preferred stock dividend	(4.8)	(3.5)	(4.6)	(2.9)	(1.3)	—	—	—	—

(Loss) income applicable to common shares	$778.9	$(204.9)	$(300.3)	$(627.4)	$(536.1)	$746.6	$(28.3)	$(19.2)	$(37.6)

Basic and diluted net income (loss) per common share:
(Loss) income from continuing operations	$0.97	$(0.80)	$(1.07)	$(2.12)	$(1.71)	$2.36	$(0.94)	$(0.64)	$(1.25)
Discontinued operations	0.27	0.06	—	—	—	—	—	—	—

(Loss) income per common share	$1.24	$(0.74)	$(1.07)	$(2.12)	$(1.71)	$2.36	$(0.94)	$(0.64)	$(1.25)
Weighted average common shares outstanding:
Basic	627.7	276.3	280.4	296.2	313.2	315.7	30.0	30.0	30.0
Diluted	627.7	276.3	280.4	296.2	313.2	315.7	30.0	30.0	30.0

Investing Activities:
Capital expenditures	$37.2	$88.0	$78.4	$49.4	$35.9	$—	$31.9	$22.1	$24.2
Deferred line installation costs	$16.5	$39.2	$41.4	$28.8	$26.3	$—	$17.0	$12.7	$11.4

	As of December 31,				As of
	2002	2003	2004	2005	December 31, 2006	September 30, 2007

	Predecessor McLeodUSA				Reorganized McLeodUSA
Balance Sheet Data:	(in millions)
Cash and cash equivalents	$170.6	$56.5	$50.0	$20.0	$64.8	$26.7
Property and equipment, net	1,203.1	1,007.7	728.7	346.4	306.3	290.4
Working capital (deficiency) (excluding assets held for sale)	11.3	(42.6)	(62.5)	(824.6)	10.4	(12.4)
Total assets	2,000.3	1,630.6	1,025.8	486.2	479.0	428.0
Total debt	719.9	744.4	777.3	777.3	120.0	106.0
Stockholders’ equity (deficiency)	775.8	521.7	(46.8)	(548.6)	217.1	186.5

(1)	On January 31, 2002, McLeodUSA filed a voluntary petition for bankruptcy relief under Chapter 11 of the U.S. bankruptcy code. On April 16, 2002, McLeodUSA emerged from bankruptcy pursuant to the terms of an amended plan of reorganization, which became effective on that date. Upon emergence, McLeodUSA adopted the fresh start accounting provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, or “SOP 90-7.” The adoption of fresh start accounting had a material effect on McLeodUSA’s financial statements. As a result, McLeodUSA’s financial statements for periods after April 16, 2002 are not comparable to its financial statements for earlier periods. Specifically, interest expense, due to the substantial cancellation of debt, and depreciation and amortization expense, due to the adjustment of the carrying values of property, equipment and intangibles to their estimated fair market values, have significantly changed after the application of SOP 90-7.
(2)	On October 28, 2005, McLeodUSA filed a voluntary petition for bankruptcy relief under Chapter 11 of the U.S. bankruptcy code. On January 6, 2006 McLeodUSA emerged from those bankruptcy proceedings pursuant to the terms of a plan of reorganization. Upon emergence, McLeodUSA adopted the fresh start accounting provisions of SOP 90-7. The adoption of fresh start accounting had a material effect on McLeodUSA’s financial statements. As a result, McLeodUSA’s financial statements for periods after January 1, 2006 are not comparable to its financial statements for earlier periods. Specifically, interest expense, due to the substantial cancellation of debt, and depreciation and amortization expense, due to the adjustment of the carrying values of property, equipment and intangibles to their estimated fair market values, have significantly changed after the application of SOP 90-7.
(3)	Exclusive of depreciation and amortization.

Nine Months Ended September 30, 2007
Selected Operating Data:
Retail residential traditional telephone service line churn	3.53%
Retail business traditional telephone service line churn	2.89%
Retail T1 unit churn	1.0%
Retail unit churn for McLeodUSA’s Dynamic Integrated Access service	0.53%

As of September 30, 2007
Retail residential traditional telephone service lines in service	74,400
Retail business traditional telephone service lines in service	229,000
Retail T1 units in service	18,200
Quota bearing field sales representatives	259
Quota bearing inside sales representatives	31
Total employees	1,595

	(January 1- April 16) 2002	(April 17- December 31) 2002	Year Ended December 31,			One Day January 1, 2006	Year Ended December 31, 2006	Nine Months Ended September 30,

			2003	2004	2005			2006	2007
	Predecessor McLeodUSA						Reorganized McLeodUSA
	(in millions)
Non-GAAP Financial Data (1):
Adjusted EBITDA	$(8.7)	30.0	57.9	54.0	55.5	—	52.1	40.4	36.4

(1)	Adjusted EBITDA is a not a financial measurement prepared in accordance with GAAP. Adjusted EBITDA, as defined by McLeodUSA, represents net income (loss) before interest expense, depreciation and amortization, income from discontinued operations, gain on cancellation of debt, the effects of other income and expense, restructuring charges, reorganization items, impairment charges and non-cash compensation expense. See “Information About McLeodUSA—Management’s Discussion and Analysis of Financial Condition and Results of Operations of McLeodUSA—Overview—Adjusted EBITDA Presentation” for McLeodUSA’s reasons for including adjusted EBITDA data and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net loss, as net loss is calculated in accordance with GAAP:

	(January 1- April 16) 2002	(April 17- December 31) 2002	Year Ended December 31,			One Day January 1, 2006	Year Ended December 31 2006	Nine Months Ended September 30,

			2003	2004	2005			2006	2007
	Predecessor McLeodUSA						Reorganized McLeodUSA
	(in millions)
Net Income (loss)	$783.7	(201.4)	(295.7)	(624.5)	(534.8)	746.6	(28.3)	(19.2)	(37.6)
Interest expense	33.2	30.8	35.8	48.2	65.3	—	12.7	9.2	9.6
Depreciation and amortization	126.3	217.9	340.5	356.8	212.9	—	60.1	44.2	54.0

EBITDA	943.2	47.3	80.6	(219.5)	(256.6)	746.6	44.5	34.2	26.0
Income from discontinued operations	(167.1)	(17.7)	—	—	—	—	—	—	—
Gain on cancellation of debt	(2,372.8)	—	—	—	—	(728.1)	—	—	—
Other (income) expense	(2.0)	0.5	(22.5)	10.6	(9.8)	—	0.3	0.5	0.2
Restructuring charges (adjustments)	(6.8)	(0.1)	(0.2)	(0.2)	23.9	—	2.4	2.5	(0.1)
Reorganization items	1,596.8	—	—	—	20.2	(18.5)	—	—	—
Impairment charge	—	—	—	263.1	277.8	—	—	—	—
Non-cash compensation	—	—	—	—	—	—	4.9	3.2	7.0
Integration/merger expenses	—	—	—	—	—	—	—	—	1.5
Stock offering costs	—	—	—	—	—	—	—	—	1.8

Adjusted EBITDA	$(8.7)	30.0	57.9	54.0	55.5	—	52.1	40.4	36.4

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data give effect to the combination of PAETEC Corp. with US LEC Corp., which was completed on February 28, 2007; PAETEC’s offering of its 9.5% Senior Notes due 2015 and related debt refinancing, which were completed on July 10, 2007; and the merger of PAETEC and McLeodUSA described in this proxy statement/prospectus. The information presented below is based on the assumption that these transactions occurred at the beginning of the earliest period presented for the unaudited pro forma condensed combined income statement data, and as of September 30, 2007 for the unaudited pro forma condensed combined balance sheet, and reflect only adjustments directly related to these transactions. The pro forma adjustments are based upon available information and assumptions that each company’s management believes are reasonable and in accordance with SEC requirements. The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and should not be read for any other purpose. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger. The selected unaudited pro forma condensed combined financial data have been derived from and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information of PAETEC” and the related notes beginning on page 189 and should be read in conjunction with the historical consolidated financial statements of PAETEC, US LEC and McLeodUSA included in this proxy statement/prospectus.

	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
	(in millions, except per share data)
Pro Forma Income Statement Data
Total revenue	$1,201.4	$1,555.2
Net loss	$(35.9)	$(59.5)
Loss allocated to common stockholders	$(35.9)	$(100.5)
Loss per common share-basic and diluted	$(0.26)	$(0.82)

	As of September 30, 2007
	(in millions)
Pro Forma Balance Sheet Data
Total assets	$1,788.2
Long-term debt (includes current maturities of $5.9)	$798.9

Unaudited Comparative Per Share Data

The selected comparative per share information of PAETEC and McLeodUSA for 2006 set forth below was derived from audited financial statements. The selected comparative per share information of PAETEC and McLeodUSA for the nine months ended September 30, 2007 set forth below was derived from unaudited financial statements and, in the opinion of the managements of PAETEC and McLeodUSA, includes all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation for such periods. The pro forma per share information of PAETEC set forth below was derived from unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus.

You should read the information in this section along with PAETEC’s and McLeodUSA’s historical consolidated financial statements and accompanying notes for the periods referred to above included in this proxy statement/prospectus. You should also read the “Unaudited Pro Forma Condensed Combined Financial Information of PAETEC” and related notes beginning on page 189.

Loss per share of common stock	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
PAETEC historical	$(0.06)	$(1.05)
McLeodUSA historical	$(1.25)	$(0.94)
PAETEC unaudited pro forma combined amount	$(0.26)	$(0.82)

Book value per share of common stock	As of September 30, 2007
PAETEC historical	$1.25
McLeodUSA historical	$6.07
PAETEC unaudited pro forma combined amount	$4.46

RISK FACTORS

Risks Relating to the Merger

In addition to the other information included in this proxy statement/prospectus, PAETEC and McLeodUSA stockholders should carefully consider the following risks relating to the merger:

The value of the shares of PAETEC common stock that McLeodUSA stockholders will receive upon completion of the merger pursuant to the fixed exchange ratio may be less than the value of the PAETEC shares as of the date of the merger agreement.

The merger exchange ratio of 1.30 PAETEC shares for each outstanding McLeodUSA share is fixed and will not be adjusted based on any change in the PAETEC stock price or the value of McLeodUSA common stock before the merger. The value of PAETEC common stock and McLeodUSA common stock as of the merger agreement date may not be indicative of the price of PAETEC common stock after the merger is completed. The relative values of the shares of the two companies may vary significantly between the date of this proxy statement/prospectus, the date on which the issuance of PAETEC common stock to the stockholders of McLeodUSA in connection with the merger is approved by PAETEC stockholders, and the date of the completion of the merger. These variations may result from, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the merger will be completed and the timing of completion, the prospects of post-merger operations, the effect of any conditions or restrictions imposed on or proposed with respect to the combined company by regulatory agencies and authorities, general market and economic conditions and other factors.

PAETEC and McLeodUSA stockholders will have reduced ownership and voting interests in the combined company and will be able to exercise less influence over management following the merger.

Immediately after the merger, based on the number of shares of PAETEC common stock and McLeodUSA common stock outstanding on October 31, 2007, pre-merger PAETEC stockholders will collectively own approximately 72.0% of the outstanding shares of PAETEC common stock and former McLeodUSA stockholders will collectively own approximately 28.0% of the outstanding shares of PAETEC common stock. Consequently, stockholders of PAETEC and McLeodUSA will be able to exercise less influence over the management and policies of PAETEC than they currently exercise over the management and policies of their respective companies.

PAETEC may fail to realize the anticipated benefits of the merger.

PAETEC’s future success will depend in significant part on its ability to realize the cost savings, operating efficiencies and new revenue opportunities that it expects to result from the integration of the PAETEC and McLeodUSA businesses. PAETEC’s operating results and financial condition will be adversely affected if PAETEC is unable to integrate successfully the operations of PAETEC and McLeodUSA, fails to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incurs unforeseen costs and expenses or experiences unexpected operating difficulties that offset anticipated cost savings. In particular, the integration of PAETEC and McLeodUSA may involve, among other matters, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible and therefore may need to be replaced.

The cost savings estimates expected to result from the merger as set forth in this proxy statement/prospectus do not include one-time adjustments that the combined company will record in connection with the merger. In addition, the estimates are based upon assumptions by the managements of PAETEC and McLeodUSA concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. These assumptions are uncertain and are subject to significant business, economic and competitive conditions that are difficult to predict and often beyond the control of management.

Integrating the PAETEC and McLeodUSA businesses may divert management’s attention away from operations.

Successful integration of the operations, products and personnel of PAETEC and McLeodUSA may place a significant burden on PAETEC’s management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could otherwise harm PAETEC’s business, financial condition and operating results. The integration will require efforts from each company, including the coordination of their general and administrative functions. For example, integration of administrative functions includes coordinating employee benefits, payroll, financial reporting, purchasing and disclosure functions. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. In addition, the combination of the PAETEC and McLeodUSA organizations may result in greater competition for resources and elimination of product development programs that might otherwise be successfully completed.

PAETEC and McLeodUSA will incur significant transaction and merger-related integration costs in connection with the merger.

PAETEC and McLeodUSA will incur costs to complete the merger and integrate the operations of the two companies, as well as approximately $12.9 million in transaction costs. The estimated $6.7 million of transaction costs to be incurred by PAETEC will be included as a component of the purchase price for purposes of purchase accounting. The amount of transaction costs expected to be incurred by PAETEC and McLeodUSA are preliminary estimates and are subject to change. PAETEC currently estimates that integration costs associated with the merger will be approximately $10.9 million over a period of two years, of which approximately $7.7 million is expected to be incurred in the first year after completion of the merger and approximately $3.2 million is expected to be incurred in the second year after completion of the merger. PAETEC is continuing to assess the magnitude of these costs, and, therefore, these estimates may change substantially as additional unanticipated costs may be incurred in the integration of the businesses of the two companies. Although PAETEC believes that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

PAETEC and McLeodUSA will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect their businesses.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on PAETEC and McLeodUSA and, consequently, on the combined company. Although PAETEC and McLeodUSA intend to take actions to reduce any adverse effects, these uncertainties may impair their ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with PAETEC and McLeodUSA to seek to change existing business relationships with the two companies. Employee retention may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with the combined company. If, despite PAETEC’s and McLeodUSA’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed.

The merger agreement restricts McLeodUSA, without PAETEC’s consent, from making acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates. These restrictions may prevent McLeodUSA from pursuing otherwise attractive business opportunities and making other changes to its business that may arise before completion of the merger or, if the merger is abandoned, termination of the merger agreement.

The merger is subject to the receipt of consent or approval from governmental entities that could delay the completion of the merger or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the merger.

Completion of the merger is conditioned upon the receipt of consents, orders, approvals or clearances from the FCC and various state public utility commissions or similar entities. PAETEC and McLeodUSA may not be able to obtain the necessary consents and approvals before March 15, 2008, which is the last date under the merger agreement by which the companies may obtain them. In deciding whether to grant some of these consents and approvals, the governmental entities will consider the effect of the merger on competition in various jurisdictions as well as other public interest considerations, and as a result may impose terms and conditions upon the combined company as a condition of consent or approval. The imposition of terms and conditions could have a material adverse effect on the combined company’s business, financial condition or operating results or could cause PAETEC or McLeodUSA to abandon the merger.

Failure to complete the merger could negatively affect PAETEC and McLeodUSA.

If the merger is not completed for any reason, PAETEC and McLeodUSA may be subject to a number of material risks, including the following:

•	the two companies will not realize the benefits expected from becoming part of a combined company, including a potentially enhanced competitive and financial position;

•	the trading price of PAETEC’s common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed;

•

current and prospective employees of the two companies may experience uncertainty about their future roles with the companies, which may adversely affect the ability of PAETEC and McLeodUSA to attract and retain key management, marketing and technical personnel; and

•	some costs related to the merger, such as legal, accounting and some financial advisory fees, must be paid even if the merger is not completed.

If the merger agreement is terminated in specified circumstances, PAETEC or McLeodUSA will be obligated to make termination payments to the other company at the time of termination. In such circumstances, PAETEC will be obligated to pay McLeodUSA a termination fee equal to $14 million plus up to $500,000 for McLeodUSA’s reimbursable transaction-related expenses, or McLeodUSA will be obligated to pay PAETEC a termination fee equal to $14 million plus up to $500,000 for PAETEC’s reimbursable transaction-related expenses.

Some of the McLeodUSA directors, executive officers and principal stockholders have special interests with respect to the merger that may have influenced McLeodUSA’s directors to support or approve the merger.

Some of the McLeodUSA directors, executive officers and principal stockholders have interests in the merger that are different from, or in addition to, those of McLeodUSA stockholders generally. These interests may have influenced McLeodUSA’s directors in making their recommendation that McLeodUSA stockholders consent to adopt the merger agreement and approve the merger. These interests include the following:

•	the expectation that some of the executive officers or key employees of McLeodUSA will serve after the merger as officers or key employees of PAETEC or its subsidiaries;

•

the expectation that certain executive officers of McLeodUSA will be entitled to receive severance payments from PAETEC if their employment is terminated under specified circumstances (which, if all of these employees were terminated, would equal approximately $4.5 million);

•	the assumption by PAETEC of all options to purchase common stock held by McLeodUSA’s directors, executive officers and employees;

•	the acceleration of vesting under the terms of stock option award agreements between McLeodUSA and some of its executive officers and non-employee directors;

•	the vesting at the effective time of the merger of 750,000 shares of McLeodUSA restricted stock held by McLeodUSA’s Chief Executive Officer;

•	the right of McLeodUSA directors and executive officers to continued indemnification and insurance coverage by PAETEC for acts or omissions occurring before the merger;

•	the right of the Wayzata funds and the Fidelity funds to have all of the PAETEC common stock held by them after the merger registered with the SEC for public sale after the merger;

•	the right of the Wayzata funds to name an individual whom PAETEC must cause to be elected or appointed to PAETEC’s board of directors; and

•	the right of a representative of the Fidelity funds to participate in PAETEC board meetings as an observer.

Future sales of PAETEC’s common stock in the public market could lower the price of PAETEC common stock and impair PAETEC’s ability to raise funds in future securities offerings.

Future sales of a substantial number of shares of PAETEC common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of PAETEC common stock and could make it more difficult for PAETEC to raise funds through a public offering of its equity securities. Of the approximately 39,975,000 shares of PAETEC common stock estimated to be issuable as merger consideration, up to approximately              million shares will be eligible for sale in the public market without restriction. The remaining shares of PAETEC common stock estimated to be issuable as merger consideration, or approximately              million shares, may generally be resold by the holders of those shares only in accordance with Rule 145 under the Securities Act of 1933, as amended, or the “Securities Act,” or pursuant to an effective registration statement under the Securities Act. Of such              million shares, the resale of approximately 27,013,000 shares held by the Fidelity funds, the Wayzata funds and the Jefferies fund, which are McLeodUSA’s principal stockholders, will be subject to contractual restrictions for a 90-day period after the merger closing. PAETEC will have the right to waive the resale restrictions at any time during this period, in whole or in part, without advance public notice.

In addition, PAETEC intends to file as soon as reasonably practicable after the closing date a registration statement on Form S-8 covering shares of PAETEC common stock issuable upon exercise of options to purchase McLeodUSA common stock that are assumed in the merger and for options to purchase shares of PAETEC common stock that PAETEC may issue after the merger closing date and thereafter. Up to approximately 3,600,000 shares of PAETEC common stock will be subject to issuance pursuant to assumed options, including a minimum of approximately 3,312,000 shares that will be vested as of the merger closing date.

As of the effective time of the merger, PAETEC will enter into a registration rights agreement with the Wayzata funds and the Fidelity funds. PAETEC stockholders with rights under that registration rights agreement and an existing registration rights agreement will have the benefit, subject to limitations and qualifications, to demand, piggy-back and, in the case of the McLeodUSA stockholders, shelf registration rights with respect to their PAETEC common stock. As of the effective time of the merger, after giving effect to the share issuances to occur in connection with the merger, up to approximately              million outstanding shares of PAETEC common stock, which are expected to constitute up to approximately             % of the shares of PAETEC common stock outstanding as of the effective time, will be entitled to these registration rights. Also as of the effective time of the merger, up to an additional approximately              million shares of PAETEC common stock issuable upon exercise of warrants, which are expected to constitute up to approximately             % of the shares of PAETEC common stock outstanding as of the effective time after giving effect to those potential issuances, will be entitled to these registration rights.

Provisions in the PAETEC restated certificate of incorporation and the PAETEC amended and restated bylaws may prevent takeover attempts that could be beneficial to PAETEC’s stockholders.

Provisions of the PAETEC restated certificate of incorporation and provisions of the PAETEC amended and restated bylaws could discourage a takeover of PAETEC even if a change of control of PAETEC would be beneficial to the interests of its stockholders. These charter provisions include the following:

•	a requirement that PAETEC’s board of directors be divided into three classes, with approximately one-third of the directors to be elected each year;

•

authority for the PAETEC board of directors to provide for the issuance of up to 20,000,000 shares of its preferred stock, in one or more series, without stockholder approval and with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors;

•

authority for the number of authorized shares of PAETEC common stock and preferred stock to be increased from time to time, without a separate vote by any individual class or series of outstanding capital stock, by the affirmative vote of the holders of a majority in voting power of PAETEC’s outstanding capital stock entitled to vote, voting together as a single class; and

•

except as otherwise provided in connection with the rights of holders of any outstanding series of preferred stock, a prohibition on the ability of PAETEC stockholders to take action by written consent in lieu of a meeting with respect to any actions that are required or permitted to be taken by PAETEC stockholders at any annual or special meeting of stockholders, unless the PAETEC board of directors has expressly approved in advance the action to be taken by written consent and the taking of such action by such written consent.

Risks Relating to the Businesses of the Combined Company

After completion of PAETEC’s merger with McLeodUSA, the combined business and affairs of PAETEC will be subject to risks and uncertainties, including the following:

If PAETEC does not compete effectively in the highly competitive market for network services, it could lose customers and revenue and may face more difficulties as it expands in existing markets and enters new markets.

The telecommunications industry is highly competitive, particularly with the advent of new technologies replacing traditional publicly switched telecommunications networks in favor of services transmitted over the Internet. This increased level of competition could diminish PAETEC’s market share and affect PAETEC’s ability to expand PAETEC’s business. PAETEC will compete with current and potential market entrants, including:

•	AT&T Inc., Qwest Communications International Inc. and Verizon Communications Inc., which are the large, former monopoly local telephone companies and their successors;

•	other competitive carriers;

•	competitive access providers;

•	cable television companies;

•	electric utilities;

•	Internet service providers and stand-alone Voice over Internet Protocol, or “VoIP,” providers;

•	wireless and satellite service providers; and

•	private networks built by large end-users.

Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical and marketing resources than PAETEC does. As a result, these competitors may be able to develop and adopt new or emerging technologies more quickly, devote greater resources to the development, promotion and sale of their products and services, undertake more extensive marketing campaigns and adopt more aggressive pricing policies, particularly with respect to network services.

PAETEC faces increased price competition in the market for network services and, as a result, may not be able to sustain operating profitability, maintain adequate market share or achieve significant revenue growth.

The demand for PAETEC’s services may not exist at prices that will enable it to maintain adequate market share or achieve significant revenue growth. In response to increased competition from incumbent carriers, and providers using new technologies, including VoIP, competitive carriers like PAETEC have reduced the prices they charge for their network services significantly in recent years. Moreover, in light of the mergers between AT&T and SBC Communications Inc., between MCI, Inc. and Verizon and between AT&T and BellSouth Corporation, PAETEC faces significant price and service competition with respect to its network services from these incumbents, which are the largest incumbent carriers in the United States, as well as from other large established telephone companies that are the dominant competitors in all of PAETEC’s service areas. PAETEC expects to experience an overall increase in pricing pressures, particularly with respect to its network services, due to competition, volume-based pricing and other factors. PAETEC’s ability to reduce its prices may be limited by its reliance on some of its principal competitors to provide it with the key network elements PAETEC needs to provide network services. In addition, if regulatory authorities were to prohibit PAETEC from including specified types of additional charges on bills for network services to offset expenses that PAETEC may incur, PAETEC could be required to increase its base prices for network services above competitive levels. PAETEC also expects a continuation of the trend toward decreasing prices for digital communications services. As a result, PAETEC’s customers may not continue to select its services over those of its competitors.

PAETEC’s business is subject to a variety of risks based on its dependence on regulations that continue to change.

Most of the network services and carrier services that PAETEC provides are subject to significant regulation and may be adversely affected by regulatory developments at the federal, state and local levels. The regulations, for example, can affect the types of services PAETEC may offer, the rates PAETEC is permitted to charge for its services and for the use of its network by other carriers, the manner in which PAETEC may bill its customers and the rates PAETEC must pay others for their services and for the use of their networks. In addition, the regulations may impose specific operational or compliance requirements related to the protection of customer proprietary network information, capability to associate a physical address with a calling party’s telephone number (E-911) or cooperation with law enforcement officials engaged in lawful communication intercept or monitoring activities. All of these requirements may reduce the revenue PAETEC generates from its operating activities. Federal and state regulations also determine the level of contribution PAETEC must make to federal and state telecommunications subsidy programs, as well as the terms under which it may use any rights of way necessary for the operation of its business. If PAETEC fails to comply with applicable regulations, or if the regulations change in a manner adverse to PAETEC, including in any of the ways described in some of these risk factors, its business and operating results may suffer.

If PAETEC is required to reduce the prices it charges for some or all of its network services, PAETEC’s profitability may be negatively affected and its ability to continue to generate positive cash flows from operations may be diminished.

PAETEC may be required to reduce the prices it charges for some or all of its network services for the following reasons, which could adversely affect its profit margins and its ability to generate positive cash flows from operations:

•	the incumbent carriers in the markets PAETEC serves already offer a bundle of local, long distance and data services that is the same as or similar to the bundle of services that PAETEC offers;

•	PAETEC’s current and potential customers are increasingly using data communications, including VoIP;

•

the mergers between AT&T and SBC, between MCI and Verizon and between AT&T and BellSouth may provide these carriers with significant operating efficiencies and substantial financial and technical resources as they compete with PAETEC;

•

regulatory authorities generally have decreased their oversight of incumbent carriers and from time to time are asked to forbear from applying a range of regulations to incumbent carriers, which may increase the benefits these companies experience from their longstanding customer relationships and greater financial and technical resources, and may increase their ability to reduce prices for local and other network services by offsetting those reductions with revenue or profits generated by unrelated businesses, products or services; and

•

regulatory authorities recently have permitted incumbent carriers to exercise pricing flexibility in setting the rates they charge for some of the network services that PAETEC also provides, rather than requiring the carriers to charge set rates.

If PAETEC cannot continue to interconnect with and obtain key network elements and special access services from some of its primary competitors on acceptable terms, it may not be able to offer its local voice and data services on a profitable basis, if at all.

PAETEC will not be able to provide its local voice and data services on a profitable basis, if at all, unless it is able to continue to interconnect with and obtain key network elements and special access service from some of PAETEC’s primary competitors on acceptable terms. To offer local voice and data services in a market, PAETEC must connect its network with the networks of the incumbent carrier in that market. This relationship is governed by an interconnection agreement between the incumbent carrier and PAETEC. Interconnection agreements can be terminated or modified and from time to time may expire and require renegotiation and renewal. If PAETEC is not able to renegotiate or enter into agreements on terms that are favorable to it, PAETEC’s cost of doing business could increase and its ability to compete could be impeded.

PAETEC also must lease from other providers special access lines and an increasing number of unbundled network elements, or “UNEs,” to connect customers to its network. To provide its local voice and data services, PAETEC depends on existing regulations that require some of these special access lines, UNEs and other wholesale services to be provided to competitive carriers on specified terms. Because PAETEC relies on a limited number of suppliers for access to these services, PAETEC is vulnerable to the risk that it may not be able to renew its contracts with these suppliers on favorable terms or be able to obtain services promptly under these contracts.

Recent and pending regulatory developments may reduce the extent to which incumbent carriers are required to lease special access lines to competitive carriers such as PAETEC or may permit incumbent carriers to increase the prices they charge for such lines. These developments or similar future developments could limit or terminate PAETEC’s affordable access to the network components it needs to provide local voice and data services.

In February 2005, the FCC released an order limiting the number and types of UNEs and transport services that incumbent local exchange carriers must make available to competitive carriers such as PAETEC. As a result, incumbent carriers today make most UNEs and related transport services available to competitive carriers through commercial arrangements that are not subject to regulatory pricing and other constraints. The absence of regulation with respect to these UNEs means that PAETEC’s costs could increase where it relies on UNEs or where it must forego UNEs altogether and seek to rely instead on special access services. Although PAETEC historically has relied more on special access services than UNEs to connect end-user customers to its network, PAETEC’s acquisition of US LEC in February 2007 increased, and the proposed acquisition of McLeodUSA would further increase, PAETEC’s overall reliance on UNEs for such purposes. As a result, although the majority of PAETEC’s end-user connections continue to rely on special access services, PAETEC today is more susceptible to changes in the rates, terms and conditions of UNEs than it was in the past. If PAETEC cannot continue to secure access to these UNEs at competitive rates and on favorable terms and conditions, and if PAETEC cannot successfully convert end-user connections that rely on these UNEs to special access arrangements under such circumstances, PAETEC may not be able to provide its services at an acceptable profit.

Before their respective mergers, AT&T and MCI offered some network services and elements in competition with the incumbent carriers. However, the mergers between AT&T and SBC, between MCI and Verizon and between AT&T and BellSouth could significantly increase the cost of the high-speed circuits PAETEC must lease to connect its customers to PAETEC’s switching equipment by reducing the number of providers that offer those high-speed circuits. PAETEC after the merger also could incur increased circuit costs in portions of the Qwest region, where these other large incumbents may not have a significant presence. Such a development could decrease the competitive pressure on other carriers to maintain low rates for those circuits.

McLeodUSA’s particular dependence on UNEs of regional Bell operating companies could affect PAETEC’s ability to offer services in the McLeodUSA service regions at a profit after the merger.

McLeodUSA today provides services to the vast majority of its customers using its own network facilities in combination with the ‘‘last-mile’’ connections it leases from the regional Bell operating companies, or “RBOCs,” as UNEs and, in some instances, other network elements and services purchased from them. Without access to these UNEs and communications services provided by the RBOCs in these areas, McLeodUSA could not economically provide services to most of its customers. Because of this dependence, McLeodUSA’s communications services are highly susceptible to changes in the rates, terms and conditions for access to RBOC network facilities and to possible inadequate service quality. If the RBOCs or other companies are legally entitled to deny or limit further access to their network elements or communications services, or if regulatory decisions allow them to charge higher rates or impose unfavorable terms and conditions for accessing these elements or services, PAETEC may not be able to offer communications services in the McLeodUSA service regions at a profit after the merger.

In addition, existing regulations and future regulatory decisions by the FCC may eliminate McLeodUSA’s current access to elements of RBOC networks at cost-based prices and may enable the RBOCs to offer those elements on a commercial rather than a regulated basis that would make these elements uneconomical for McLeodUSA to use. McLeodUSA may not be able to obtain commercial agreements or special access services on terms that would continue to permit it to offer local services using the network facilities of RBOCs at profitable and competitive rates, which may lead PAETEC after the merger to exit such markets and decrease the combined Company’s customer base and revenues.

The FCC has undertaken a review of special access pricing which, if decided adversely to PAETEC, could increase the prices PAETEC pays for components of its network.

PAETEC pays charges for special access services offered by incumbent carriers, which involve dedicated connections or access lines between two points, such as between a customer location and PAETEC’s network. Current FCC review of its rules governing the pricing of special access services could result in regulatory action permitting incumbent carriers to charge increased prices for these services, which could adversely affect PAETEC’s network cost structure.

Special access rates of the largest incumbent carriers currently are subject to price cap regulations, which, together with pricing flexibility rules, permit these incumbent carriers to offer volume and term discounts with respect to special access services. Current regulations also permit the exemption of special access services in a defined geographic area from price cap controls based on showings of competition. The FCC preliminarily has concluded that it should continue to permit pricing flexibility where competitive market forces are sufficient to constrain special access prices. The FCC, however, also has proposed that it undertake an examination to determine whether the current triggers for pricing flexibility, which are based on levels of colocation by competitors within the defined geographic area, provide an accurate assessment of competition.

The FCC also has sought comment on whether some aspects of incumbent carriers’ special access tariff offerings, such as basing discounts on previous volumes of service, tying nonrecurring charges and termination penalties to term commitments, and imposing use restrictions in connection with discounts, are reasonable. Some of these offerings under consideration are particularly important to PAETEC and, if found unreasonable by the FCC, could result in significant price increases for special access services.

In 2005, the FCC conditioned the mergers between AT&T and SBC and between Verizon and MCI on their preservation of pricing levels for some special access services for a period of 30 months. The FCC required preservation of pricing until May 2008, in the case of the merger between AT&T and SBC, or until July 2008, in the case of the merger between Verizon and MCI. In December 2006, the FCC imposed similar conditions, and in some cases required a reduction in special access pricing, in connection with the merger between AT&T and BellSouth until June 2010. Although these conditions are expected to preserve existing pricing levels for some special access services in the near term, the longer-term effect of these conditions and their impact, if any, on PAETEC’s ability to purchase special access at competitive rates is unclear, particularly if AT&T and Verizon are able to raise prices significantly for these special access services following the expiration of the conditions.

A continuing trend toward regulatory forbearance by the FCC could impede PAETEC’s ability to compete in certain markets after the merger.

In September 2005, the FCC granted UNE loop and transport forbearance relief to Qwest in Omaha, Nebraska, which is a metropolitan statistical area where McLeodUSA has a business presence. The FCC’s decision enabled Qwest to eliminate access to UNEs at regulated cost-based rates to competing carriers such as McLeodUSA in a number of central offices in Omaha. The resulting increase in costs has effectively precluded McLeodUSA from continuing to be able to provide competitive services in Omaha using Qwest’s network facilities. McLeodUSA has asked the FCC to reconsider its decision, but the outcome of this request is uncertain. Meanwhile, Qwest has sought similar forbearance relief in the metropolitan statistical areas of Denver, Colorado; Minneapolis-St. Paul, Minnesota; Phoenix, Arizona; and Seattle, Washington. Verizon has filed a similar forbearance petition covering the metropolitan statistical areas of Boston, Massachusetts; New York, New York; Philadelphia and Pittsburgh, Pennsylvania; Providence, Rhode Island; and Virginia Beach, Virginia. If these or other, future petitions are successful, competitive carriers such as PAETEC and McLeodUSA that rely on incumbent carrier UNEs in the affected markets likely will experience cost increases, which may impede their ability to compete.

Failure to obtain and maintain necessary permits and rights-of-way could interfere with PAETEC’s network infrastructure and operations.

To obtain and maintain rights-of-way and similar rights and easements needed to install, operate and maintain fiber optic cable and other network elements, PAETEC after the merger must negotiate and manage agreements with state highway authorities, local governments, transit authorities, local telephone companies and other utilities, railroads, long distance carriers and other parties. The failure to obtain or maintain any rights-of-way could interfere with PAETEC’s operations, interfere with its network infrastructure and its use of that infrastructure and adversely affect PAETEC’s business. For example, if PAETEC loses access to a right-of-way, it may need to spend significant sums to remove and relocate its facilities.

Liabilities may arise in connection with the federal Universal Service program.

The FCC has established a “Universal Service” program that is intended to ensure that affordable, high-quality basic telecommunications services are available to all residents of the United States. All providers of telecommunications are required to make contributions to support federal and state universal service goals, and contributions to the federal Universal Service program are assessed against interstate and international end-user telecommunications gross revenues.

On August 1, 2007, the Universal Service Administration Company, or “USAC,” which administers the federal Universal Service program on behalf of the FCC, notified McLeodUSA that the agency had completed an audit of McLeodUSA’s contributions to the federal Universal Service program based upon McLeodUSA’s 2005 revenues. McLeodUSA’s total contribution to the federal Universal Service program in 2005 was $6.6 million. The audit report concluded that McLeodUSA underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall in 2005 of approximately $4.0 million. McLeodUSA disagrees with portions of the audit report and is continuing to negotiate with USAC in an attempt to revise or amend the agency’s findings. On October 1, 2007, McLeodUSA appealed the audit findings to the FCC. If the audit findings are upheld, McLeodUSA may be required to pay the contribution shortfall with respect to 2005 revenues, and McLeodUSA also may have similar additional liabilities with respect to its 2006 and 2007 contributions, which were calculated by McLeodUSA using the same methodology as in 2005. McLeodUSA’s business may be materially adversely affected by a negative outcome of this dispute.

The regulatory treatment of VoIP and other IP-based products could affect PAETEC’s ability to collect access charges, which could materially adversely affect PAETEC’s revenue.

The regulatory treatment of VoIP, especially as VoIP becomes a more significant service technology, could adversely affect PAETEC’s revenue by restricting or reducing its collection of access charges. These charges compensate PAETEC for the use of its network by other carriers. To the extent PAETEC’s customer base grows and VoIP traffic on its network to and from those customers increases, the revenue PAETEC derives from access charges for that traffic could be significant. It is unclear, however, whether various VoIP products and services are legally classified as information services, which historically have been exempted from access charges, or telecommunications services, which are subject to access charges. The FCC has determined that long distance telecommunications services that originate and terminate on the public switched telephone network, but that use IP conversion to transport the call from PAETEC’s point of origination to PAETEC’s point of termination, constitute telecommunications services. Accordingly, long distance telecommunications services that originate and terminate on the traditional telephone network are subject to access charges. Some carriers also assess access charges for terminating traffic on their networks regardless of whether it originated on the public switched telephone network, such as VoIP traffic that originated over a broadband connection to the Internet. The FCC is examining these and other issues in its intercarrier compensation proceeding and in other proceedings. The FCC has yet to assign a more general regulatory classification to other, increasingly common forms of VoIP traffic carried by service providers, so it is not yet clear whether such traffic is or will be subject to access charges. In addition to its ongoing proceeding, the FCC has before it numerous petitions filed by incumbent carriers and others specifically concerned with the application of access charges to VoIP providers.

McLeodUSA’s Dynamic Integrated Access services will not be successful unless there is public acceptance of IP telephony and public policy that enables McLeodUSA to offer IP-based services using network elements and commercial services purchased from traditional telephony service providers.

The success of McLeodUSA’s Dynamic Integrated Access services is dependent upon future demand for IP-based telephony and data services. The growth of the Internet telephony market is dependent on several factors. McLeodUSA must continue to have access to the last-mile digital circuits at economical prices that enable McLeodUSA to offer IP-based services using these leased facilities. McLeodUSA also must continue to have the ability to terminate VoIP calls using existing local interconnection facilities. In addition, IP providers must continue to improve quality of service for real-time communications so that toll-quality service can be provided. IP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service, including emergency calling features and capabilities. IP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur, the IP-based services business of PAETEC after the merger may not grow. In addition, IP telephony service is a relatively new technology and PAETEC may encounter difficulties, including regulatory hurdles and other problems that it may not anticipate, that may adversely affect the success of its IP-based services.

PAETEC’s operating performance will suffer if it is not offered competitive rates for the access services PAETEC needs to provide its long distance services.

PAETEC depends on other telecommunications companies to originate and terminate a significant portion of the long distance traffic initiated by its network services customers. To the extent that the volume of long distance traffic PAETEC carries remains substantial, its operating performance will suffer if it is not offered these access services at rates that are substantially equivalent to the rates charged to its competitors or that otherwise do not enable it to have profitable pricing of its long distance services. Access charges historically have made up a significant percentage of the overall cost associated with the provision of long distance service by PAETEC and McLeodUSA. PAETEC’s business and operating results will be adversely affected if PAETEC cannot obtain access rates on a parity with its competitors.

Regulatory initiatives may continue to reduce the maximum rates PAETEC is permitted to charge for some services that it provides to long distance service carriers.

The rates that PAETEC charges long distance service providers for originating or terminating interstate and intrastate calls initiated by their customers to customers served by its network, and for transferring calls by PAETEC’s customers onto the long distance carrier’s network, cannot exceed the rates established by federal and, in some cases, state regulatory authorities. There are several pending FCC and state regulatory proceedings addressing these rates. The outcome of these proceedings could result in a material reduction in the permissible rates PAETEC may charge some carriers for originating and terminating traffic. Similarly, the rates PAETEC may charge to local carriers to terminate local calls made by their customers to PAETEC’s customers are governed by state regulatory authorities and agreements between the local carriers and PAETEC. In the future, various state regulatory authorities may institute proceedings that could have the effect of reducing the rates PAETEC may charge local service providers for terminating local traffic. Such reductions in originating and terminating rates could have a material adverse effect on PAETEC’s business and cash flow.

The outcome of the pending FCC rulemaking proceeding that is reviewing the framework for intercarrier compensation could have a material adverse effect on PAETEC’s operating results.

Significant changes to the current rules governing intercarrier compensation could have a material adverse effect on PAETEC’s collection and payment of reciprocal compensation and access fees. Intercarrier compensation, including exchange access and reciprocal compensation, currently is the subject of an ongoing proceeding before the FCC designed to reform the way in which carriers and service providers pay other carriers and providers for the use of their respective networks. Although discussions among carriers and at the FCC are continuing, particularly with regard to certain issues such as “phantom traffic,” which refers to unidentifiable, and thus unbillable, network traffic, no clear consensus has emerged on how the rules governing intercarrier compensation can and should be reformed. Whether and how intercarrier compensation reform will affect PAETEC and other carriers therefore remains unclear.

Adverse rulings on McLeodUSA’s disputes with AT&T and Qwest and other litigation risks could materially adversely affect the business, financial condition and results of operations of PAETEC after the merger.

McLeodUSA is involved in certain disputes with AT&T and Qwest and is subject to other litigation risks which, if they result in adverse outcomes for McLeodUSA, could materially adversely affect the business, financial condition and results of operations of PAETEC after the merger.

As a result of a settlement McLeodUSA reached with Qwest prior to McLeodUSA’s emergence from Chapter 11 of the U.S. bankruptcy code, McLeodUSA filed complaints against Qwest with several state utility commissions related to a colocation billing dispute. McLeodUSA had withheld payments to Qwest because it believed that Qwest had not properly implemented McLeodUSA’s amended interconnection agreement with Qwest. Also as a result of the settlement with Qwest, McLeodUSA filed a civil complaint against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billing disputes.

McLeodUSA uses a variety of wholesale providers to route its long haul and interoffice traffic primarily to and from locations where it does not have its own fiber. These wholesale providers are known in the telecommunications industry as least cost router entities, or “LCRs.” McLeodUSA is subject to a litigation risk as a provider of local termination services to LCRs because its LCR customers may misrepresent the nature of traffic that they contract with McLeodUSA to terminate on their behalf. Identifying the originating nature of traffic that has been converted to a digital signal is challenging, and thus it is difficult for McLeodUSA to know the nature of all traffic passed to it by an LCR with absolute certainty. McLeodUSA currently is one of several defendants in a lawsuit brought by AT&T and its affiliates alleging that McLeodUSA conspired with other carriers to avoid payment of AT&T’s federal or state access charges. If an LCR improperly terminates long distance traffic through McLeodUSA, PAETEC after the merger could be subject to litigation that would be costly to defend and could distract its management from the operation of its business. The FCC currently is examining this issue as part of its broader rulemaking proceeding on intercarrier compensation. PAETEC is unable to predict whether and how the FCC may act in connection with this issue.

Recent and future regulatory decisions exempting incumbent carriers from specified portions of the Communications Act of 1934 with regard to the provision of certain broadband services and other regulatory requirements could have an adverse effect on the cost of operating PAETEC’s network.

PAETEC’s business could suffer if, as a result of FCC action, incumbent carriers negotiate the rates, terms and conditions associated with broadband services PAETEC purchases from them in a manner adverse to PAETEC. On December 20, 2004, Verizon filed a petition with the FCC seeking to forbear the application of specified regulations under the Communications Act to some stand-alone broadband services, such as asynchronous transfer mode, or “ATM,” Frame Relay and similar packet-switched or IP-based services. The regulations, among other things, require Verizon to price retail and wholesale services under tariff, provide those services as a carrier of last resort, and maintain those services, including pricing, under the control of regulatory authorities. In March 2006, the FCC announced that Verizon’s forbearance petition was deemed granted, although this action is the subject of an appeal. Because the FCC issued no formal order, the scope of the forbearance grant is not clear. PAETEC purchases some of the affected services from Verizon and is engaged in discussions with Verizon as to the effect of the FCC’s action on the current rates, terms and conditions of these services. On October 12, 2007, the FCC issued an order granting similar but more limited broadband forbearance relief to AT&T. The FCC agreed to treat AT&T’s existing packet-switched broadband telecommunications services and existing optical transmission services as non-dominant and no longer subject to some regulatory requirements. On October 25, 2007, the FCC issued orders granting similar broadband forbearance relief to Embarq Corporation and Citizens Communication Company. Each of the FCC’s AT&T, Embarq and Citizens broadband forbearance orders has been appealed. Because the FCC issued its order only recently, and because the orders are subject to judicial review, the scope of its impact on PAETEC and the telecommunications industry is not yet clear. It is possible that the FCC may now scale back the broadband forbearance relief previously granted to Verizon in the interest of regulatory parity. The FCC also is considering deregulating the broadband services of Qwest, which could increase PAETEC’s cost of services. Although it is possible that the FCC will grant Qwest’s petition only to the same extent that it granted the AT&T, Embarq and Citizens petitions, PAETEC cannot predict the outcome of this proceeding or the impact it will have on the company and the industry. The FCC also recently agreed to forbear from enforcing certain structural separation requirements and dominant carrier regulations relating to incumbent Bell operating company in-region long distance services. This continued trend toward deregulation of incumbent carriers is expected to improve the ability of these carriers to compete and may increase PAETEC’s costs to the extent PAETEC relies on these carriers for products and services that no longer are subject to regulation.

An inability to market and develop additional services may adversely affect PAETEC’s ability to retain existing customers or attract new customers.

PAETEC offers local, long distance, data, Internet, VoIP and other telecommunications services. To address the future needs of PAETEC’s customers, PAETEC is required to market and develop additional services. PAETEC may not be able to continue to provide the range of telecommunications services that PAETEC’s customers need or seek. PAETEC may lose some of its customers or be unable to attract new customers if it cannot offer these services.

PAETEC and other industry participants are frequently involved in disputes over issues that, if decided adversely to PAETEC, could harm PAETEC’s financial and operational prospects.

PAETEC anticipates that it will continue to be subject to risks associated with the resolution of various disputes, lawsuits, arbitrations and proceedings affecting PAETEC’s business. The deregulation of the telecommunications industry, the implementation of the Telecommunications Act and the distress of many carriers in the telecommunications industry as a result of continued competitive factors and financial pressure have resulted in the involvement by numerous industry participants, including PAETEC and McLeodUSA, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues that will be important to PAETEC’s financial and operational success. These issues include the interpretation and enforcement of existing interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, intercarrier compensation, access charges applicable to different categories of traffic, including traffic originating from or terminating on wireless networks, the jurisdiction of traffic for intercarrier compensation purposes, the wholesale services and facilities available to PAETEC and McLeodUSA, the price PAETEC and McLeodUSA will pay for those services and facilities, and the regulatory treatment of new technologies and services.

If PAETEC does not successfully implement its acquisition strategy, any businesses that PAETEC may acquire could harm PAETEC’s results of operations and financial condition.

As part of PAETEC’s growth strategy, PAETEC seeks to supplement internal expansion through targeted acquisitions. In its largest such transaction, PAETEC Corp. completed its combination with US LEC Corp. on February 28, 2007. PAETEC is subject to various risks in connection with any acquisitions or series of acquisitions, including the following:

•	PAETEC may be unable to realize anticipated cost savings or operating efficiencies;

•	PAETEC may be unable to retain skilled management, technical, sales and back office personnel of acquired companies;

•	customers of acquired companies may resist PAETEC’s marketing programs, pricing levels or services;

•	PAETEC may experience difficulties in evaluating the historical or future financial performance of the acquired companies;

•

PAETEC may not successfully incorporate the services of acquired businesses into PAETEC’s package of service offerings or successfully integrate the network equipment and operating support systems of acquired businesses;

•	the attention PAETEC can devote to any one acquired company may be restricted by PAETEC’s allocation of limited management resources among various integration efforts;

•	PAETEC’s acquisition and integration activities may disrupt its ongoing business activities;

•	PAETEC may be unable to maintain uniform standards, controls, procedures and policies throughout all of its acquired companies;

•	PAETEC may be unable to manage successfully the risks associated with entering new geographical, customer or product markets in which it has little or no experience;

•	PAETEC’s relationships with vendors may be adversely affected;

•	PAETEC may face brand awareness issues related to the acquired assets or customers; and

•	PAETEC may have to prepay assumed liabilities of acquired companies.

Even if acquired companies eventually contribute to an improvement in PAETEC’s operating results or financial condition, the acquisitions may adversely affect PAETEC’s operating results and financial condition in the short term. PAETEC’s operating results may decrease as a result of transaction-related expenses PAETEC records for the period in which it completes an acquisition. PAETEC’s operating results may be further reduced by the higher operating and administrative expenses PAETEC may incur in the periods immediately following an acquisition as PAETEC seeks to integrate the acquired business into its operations.

PAETEC’s significant level of debt and interest payment obligations may limit its ability to compete and expose it to interest rate risk to the extent of its variable-rate debt.

As of September 30, 2007, on a pro forma basis after giving effect to the merger, PAETEC would have $823.9 million of indebtedness outstanding, including $300 million principal amount of senior notes, $496.8 million principal amount of borrowings under PAETEC’s senior secured term loan facility and $25 million principal amount of borrowings under its revolving credit facility. In addition, PAETEC may borrow up to an additional $25 million under its revolving credit facility from time to time. This substantial level of indebtedness may have important consequences. For example, it may:

•	make it more difficult for PAETEC to satisfy its financial obligations;

•

increase PAETEC’s vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because a significant portion of its borrowings are at variable rates of interest;

•

require PAETEC to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit PAETEC’s ability to borrow additional funds to expand its business or alleviate liquidity constraints, as a result of financial and other restrictive covenants in its indebtedness;

•	limit PAETEC’s ability to refinance all or a portion of its indebtedness on or before maturity;

•	limit PAETEC’s ability to pursue its acquisition strategy;

•	limit PAETEC’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•	place PAETEC at a competitive disadvantage relative to companies that have less indebtedness.

Furthermore, PAETEC’s interest expense could increase if interest rates increase, because a substantial portion of the borrowings under its senior secured credit facilities accrues interest at variable rates.

Covenants under PAETEC’s debt agreements may restrict its future operations.

PAETEC’s senior secured credit facilities and senior notes indenture impose operating and financial restrictions that limit PAETEC’s discretion on some business matters, which could make it more difficult for PAETEC to expand, finance its operations and engage in other business activities that may be in its interest. These restrictions include compliance with or maintenance of certain financial tests and ratios, including a maximum leverage ratio under PAETEC’s credit facilities, and will limit its ability and that of its subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on, redeem or repurchase PAETEC’s capital stock;

•	make investments or repay subordinated indebtedness;

•	engage in sale-leaseback transactions;

•	enter into transactions with affiliates;

•	sell assets;

•	create liens;

•	create restrictions on dividend and other payments to PAETEC from its subsidiaries;

•	issue or sell stock of subsidiaries; and

•	engage in a merger, sale or consolidation.

PAETEC may incur indebtedness in addition to the foregoing indebtedness. Any additional indebtedness it may incur in the future may subject PAETEC to similar or even more restrictive conditions.

If PAETEC is unable to raise additional capital, its ability to expand its business and to meet its obligations will be limited.

The development and expansion of PAETEC’s network will require substantial capital investment. If PAETEC chooses to accelerate the expansion of PAETEC’s business, PAETEC will require additional capital. PAETEC also may require additional capital to fund payments of PAETEC’s indebtedness as an increasing amount of PAETEC’s indebtedness becomes due and payable. If PAETEC cannot successfully obtain additional equity or debt financing for necessary purposes on acceptable terms, PAETEC could be at a competitive disadvantage relative to competitors with significant capital or the ability to raise significant capital for expansion. The terms of any financing PAETEC does obtain may be burdensome to PAETEC.

If PAETEC is unable to manage its business effectively, PAETEC’s prospects for profitable operations will be harmed.

To achieve and sustain operating profitability, PAETEC is required to maintain its revenue, control expenses and otherwise manage its business efficiently. This places significant demands on PAETEC’s management and other employees, its operational and financial systems, and its internal controls and procedures. If PAETEC fails to manage PAETEC’s operations effectively, PAETEC may experience higher costs of operations, a decline in service quality, the loss of customers, and other limitations that would adversely affect PAETEC’s prospects for profitable operations.

If PAETEC is unable to maintain or enhance its back office information systems, PAETEC may not be able to increase its revenue as planned or to compete effectively.

Sophisticated back office information systems are vital to PAETEC’s revenue growth and PAETEC’s ability to monitor costs, bill customers, initiate, implement and track customer orders, and achieve operating efficiencies. To increase revenue, PAETEC must select products and services offered by third-party vendors and efficiently integrate those products and services into PAETEC’s existing back office operations. PAETEC may not successfully implement these products, services and systems on a timely basis, and PAETEC’s systems may fail to perform as the company expects. A failure or delay in the expected performance of PAETEC’s back office systems, or a failure or delay in effectively integrating the back office systems of acquired companies with PAETEC’s back office systems, could slow the pace of PAETEC’s expected revenue growth or harm PAETEC’s competitiveness by adversely affecting PAETEC’s service quality, which could lead to a loss of existing customers or a failure to attract and retain new customers.

Changes in technology, service offerings and customer preferences could affect PAETEC’s ability to compete in the marketplace for telecommunications and information services.

PAETEC faces rapid and significant changes in technology. PAETEC’s ability to retain existing customers and attract new customers will be impaired if PAETEC is unable to deliver new technologies and services that have significant customer acceptance, to adopt those new technologies and offer those new services in a timely and effective manner, and to compete successfully against other service providers that introduce the same or similar new technologies and offer substantially similar new services. The telecommunications industry has changed significantly over the past several years and is continuing to evolve rapidly. Emerging technologies and services, such as VoIP applications, broadband services and advanced wireless offerings, could alter the economic conditions under which the telecommunications and information services industry operates. New technologies also could lead to the development of new, more convenient and cost-effective services. In addition, the preferences and requirements of customers are rapidly changing. For example, telecommunications customers are increasingly using wireless forms of communication, such as handheld Internet-access devices and mobile phones. The use of wireless communications has resulted in a decline in the volume of voice traffic carried by traditional wireline telecommunications networks and likely has resulted in a decrease in the average minutes of use generated by customers of wireline communications services providers, including PAETEC. PAETEC expects this trend to continue. The development and offering of new services in response to new technologies or consumer demands may require PAETEC to increase its capital expenditures significantly. In addition, new technologies may be protected by patents or other intellectual property laws and therefore may only be available to PAETEC’s competitors and not to PAETEC.

PAETEC may not be able to compete effectively if PAETEC is unable to install additional network equipment or to convert its network to more advanced technology.

PAETEC’s long-term business strategy may require it to convert its existing network to a network using more advanced technology. PAETEC may not have or be able to raise the significant capital that a conversion may require, or be able to complete the installation of additional network equipment and the conversion to more advanced technology in a timely manner, at a commercially reasonable cost or at all. PAETEC also may face technological problems that cannot be resolved. If PAETEC is unable successfully to install or operate new network equipment or to convert its network to a network using more advanced technology, PAETEC may not be able to compete effectively, and PAETEC’s results of operations could be adversely affected.

Network failures or system breaches could cause delays or adversely affect PAETEC’s service quality, which may cause it to lose customers and revenue.

In operating its network, PAETEC must maintain connections for, and manage, a large number of customers and a large quantity of traffic at high speeds. Any failure or perceived failure to achieve or maintain high-speed data transmission could significantly reduce demand for PAETEC’s services and adversely affect PAETEC’s operating results. PAETEC has experienced outages, such as temporary switch outages, that have prevented PAETEC from providing uninterrupted services to some of its customers. Outages such as these have resulted in lost revenue and could cause PAETEC to lose customers. In the future, PAETEC may experience similar or more severe outages or other network failures or breaches.

Computer viruses, break-ins, human error, natural disasters and other problems also may disrupt PAETEC’s network. The network security and stability measures PAETEC implements may be circumvented in the future or otherwise fail to prevent the disruption of PAETEC’s services. The costs and resources required to eliminate computer viruses and other security problems may result in interruptions, delays or cessation of services to PAETEC’s customers, which could result in a decrease in demand, decrease PAETEC’s revenue and slow PAETEC’s planned expansion.

If PAETEC’s network or other ground facilities are damaged by natural catastrophes or terrorism, PAETEC’s ability to provide services may be interrupted and the quality of PAETEC’s services may be adversely affected.

A major earthquake, hurricane, tornado, fire, terrorist attack on the United States, or other catastrophic event could damage PAETEC’s network, network operations center, central offices or corporate headquarters. Such an event could interrupt PAETEC’s service, adversely affect service quality and harm PAETEC’s business. PAETEC does not have replacement or redundant facilities that it can use to provide alternative means of service to all customers or under every circumstance in the event of a catastrophic event. Any damage to PAETEC’s network could result in degradation of PAETEC’s service for some customers and could result in complete loss of service in affected areas.

If PAETEC does not retain its senior management and continue to attract and retain qualified personnel and independent sales agents, PAETEC may not be able to execute its business plan.

PAETEC’s senior management team has extensive experience in the telecommunications industry. As a result, the loss of the services of one or more members of PAETEC’s senior management could impair PAETEC’s ability to implement its integration plan and execute its business strategy, which could hinder PAETEC’s ability to sustain profitability. PAETEC also could be less prepared to respond to technological or marketing developments, which could reduce PAETEC’s ability to serve its customers and could lower the quality of its services. PAETEC has not entered into employment agreements with, and does not maintain key-man life insurance covering, any members of PAETEC’s senior management team.

PAETEC faces competition for qualified personnel, including management, technical and sales personnel. PAETEC also relies on a large number of independent sales agents to market and sell PAETEC’s services. If PAETEC is unable to attract and retain experienced and motivated personnel, including a large and effective direct sales force and a substantial number of sales agents, PAETEC may not be able to obtain new customers or sell sufficient amounts of service to execute PAETEC’s business plan.

If PAETEC fails to maintain proper and effective internal control over financial reporting or fails to implement any required changes, PAETEC’s ability to produce accurate financial statements could be impaired, which could increase its operating costs and adversely affect its ability to operate its business.

PAETEC expects that it will be required to provide annual management assessments of the effectiveness of its internal control over financial reporting beginning with its fiscal year ending December 31, 2007, and to provide reports by PAETEC’s independent registered public accounting firm addressing these assessments beginning with PAETEC’s fiscal year ending December 31, 2008. Ensuring that PAETEC has adequate internal control over financial reporting so that PAETEC can produce accurate financial statements on a timely basis is a costly and time-consuming effort that must be re-evaluated frequently. PAETEC is in the process of documenting, reviewing and improving PAETEC’s internal controls and procedures in anticipation of becoming subject to the foregoing requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or “Sarbanes-Oxley.” Any failure to maintain adequate internal controls, or the inability to produce accurate financial statements on a timely basis, could increase PAETEC’s operating costs and impair PAETEC’s ability to operate its business. Implementing any required changes to PAETEC’s internal controls may require modifications to PAETEC’s existing accounting systems or additional accounting personnel. The internal control assessment process could be costly.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Information About PAETEC,” “Information About McLeodUSA” and elsewhere in this proxy statement/prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Securities Exchange Act.” These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, financial position, levels of activity, performance or achievements of PAETEC or McLeodUSA to be materially different from any future results, financial position, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss the companies’ future expectations, contain projections of the companies’ future results of operations or of the companies’ financial positions, or state other forward-looking information. PAETEC believes that it is important to communicate this information to the companies’ investors. However, there may be events in the future that PAETEC and McLeodUSA are not able to control or predict accurately. The risks described under “Risk Factors,” as well as any cautionary language in this proxy statement/prospectus, provide examples of risks, uncertainties and events that may cause the companies’ actual results to differ materially from the expectations that PAETEC or McLeodUSA describe in the forward-looking statements. These risks, uncertainties and events include, but are not limited to:

•	changes in regulation and the regulatory environment;

•	competition in the markets in which the companies operate;

•	the continued availability of necessary network elements from competitors of the companies;

•	the ability of the companies to raise capital in the future;

•	the ability of the companies to manage and expand their business and execute their acquisition strategy;

•	changes in customer preferences and the ability of the companies to adapt the companies’ product and service offerings;

•	the ability of the companies to convert the existing networks of PAETEC and McLeodUSA to networks with more advanced technology;

•	effects of network failures, system breaches and natural catastrophes, terrorism and other interruptions;

•	the ability of the companies to service their indebtedness; and

•	covenants in agreements governing the indebtedness of the companies that limit the discretion of the companies’ managements in the operation of their businesses.

You should be aware that the occurrence of the events described in these risk factors and elsewhere in this proxy statement/prospectus could have a material adverse effect on the business, results of operations and financial position of the companies.

PAETEC and McLeodUSA cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on the forward-looking statements included in this proxy statement/prospectus, which apply only as of the date of this proxy statement/prospectus. PAETEC and McLeodUSA expressly disclaim any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this proxy statement/prospectus to reflect changes in circumstances or expectations or the occurrence of unanticipated events, except to the extent required by applicable securities laws.

THE PAETEC SPECIAL MEETING

General

The PAETEC board of directors is using this proxy statement/prospectus to solicit proxies from the holders of shares of PAETEC common stock for use at PAETEC’s special meeting.

Date, Time and Place of the Special Meeting

PAETEC will hold its special meeting of stockholders on                     , 2008, at 9:00 a.m., Eastern Time, at The Lodge at Woodcliff located at 199 Woodcliff Drive, Fairport, New York.

Purpose of the Special Meeting

At the special meeting, holders of PAETEC common stock will be asked to:

1.	consider and vote upon a proposal, which we refer to as the “PAETEC merger share proposal,” to approve the issuance of PAETEC common stock to the stockholders of McLeodUSA in connection with the merger pursuant to the merger agreement;

2.	consider and vote upon a proposal, which we refer to as the “adjournment proposal,” to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the PAETEC merger share proposal; and

3.	consider and take action upon any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote

The PAETEC board of directors has fixed the close of business on                     , 2007 as the record date for determination of stockholders entitled to notice of, and to vote at, the special meeting. Only holders of record of shares of PAETEC common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

As of                     , 2007, the record date for the special meeting, there were approximately              shares of PAETEC common stock outstanding and held by approximately              holders of record. Each stockholder is entitled to one vote at the special meeting for each share of PAETEC common stock held by that stockholder at the close of business on the record date. PAETEC’s common stock is the only security entitled to notice of and to vote at the special meeting.

Quorum

The holders of a majority of the shares of PAETEC common stock issued and outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting. It is important that PAETEC stockholders vote promptly so that their shares are counted toward the quorum.

All shares of PAETEC common stock represented at the special meeting, including abstentions and “broker non-votes,” which are described below, will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

Broker-dealers who hold their customers’ shares in street name may, under the applicable rules of the exchanges and other self-regulatory organizations of which the broker-dealers are members, vote the shares of their customers on routine proposals when they have not received instructions from the customer. Under these rules, brokers may not vote shares of their customers on non-routine matters without instructions from their customers. A “broker non-vote” occurs with respect to any proposal when a broker holds shares of a customer in its name and is not permitted to vote on that proposal without instruction from the beneficial owner of the shares and no instruction is given.

Vote Required

Assuming a quorum is present at the special meeting, approval of the PAETEC merger share proposal will require the affirmative vote of the holders of a majority of the voting power of the shares of PAETEC stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal. Abstentions will have the same effect as shares voted against the merger share proposal, and broker non-votes will not affect whether the PAETEC merger share proposal is approved. Approval of the PAETEC merger share proposal in accordance with the foregoing will satisfy the stockholder approval requirements of The NASDAQ Stock Market.

Assuming a quorum is present at the special meeting, approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the voting power of the shares of PAETEC stock present in person or represented by proxy at the special meeting and entitled to vote on the adjournment proposal. Abstentions will have the same effect as shares voted against the adjournment proposal, and broker non-votes will not affect whether the adjournment proposal is approved.

Recommendation of the Board of Directors

The PAETEC board of directors unanimously recommends that PAETEC stockholders vote “FOR” the PAETEC merger share proposal and the adjournment proposal.

As discussed elsewhere in this proxy statement/prospectus, PAETEC’s board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and has determined that the merger agreement and the merger are fair to, advisable and in the best interests of PAETEC and its stockholders. PAETEC stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, PAETEC stockholders are directed to the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

PAETEC Voting Agreements

Under the PAETEC voting agreements, six directors and executive officers of PAETEC, who as of the record date for the special meeting collectively had the power to vote approximately       % of the shares of PAETEC common stock outstanding and entitled to vote at the special meeting, have agreed to vote their shares in favor of the PAETEC merger share proposal. For more information about the PAETEC voting agreements, see “Other Agreements—PAETEC Voting Agreements.”

Voting by Directors and Executive Officers

As of the record date for the special meeting, PAETEC’s directors and executive officers had the power to vote approximately       % of the shares of PAETEC common stock outstanding and entitled to vote at the special meeting.

Voting of Proxies

All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the PAETEC merger share proposal and the adjournment proposal.

How to Vote

If you own shares of PAETEC common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares of PAETEC common stock.

You have four voting options:

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card in the postage-paid envelope included with this proxy statement/prospectus.

Internet. You can vote over the Internet by accessing the website at www.voteproxy.com, clicking on the link “Vote Your Proxies” and following the instructions on the website. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card.

Telephone. You can vote by telephone by calling the toll-free number 1-800-PROXIES (1-800-776-9437) in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card.

In Person. You may come to the special meeting and cast your vote there. The PAETEC board of directors recommends that you vote by proxy even if you plan to attend the special meeting. In addition, if your shares are held in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in “street name,” you must obtain a proxy executed in your favor from the holder of record to be able to vote at the special meeting.

If you hold shares in street name, please follow the voting instructions provided by that entity. If you do not instruct your bank, broker or other nominee how to vote your shares with respect to the PAETEC merger share proposal and the adjournment proposal, those shares will not be voted on such proposals at the special meeting, and such bank, broker or other nominee will not be authorized to vote.

A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in street name to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this proxy statement/prospectus. If your PAETEC shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these PAETEC shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm.

The Internet and telephone proxy procedures available to owners of record are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Votes directed by the Internet or telephone through such a program must be received by 11:59 p.m., Eastern Time, on                     , 2008. Directing the voting of your PAETEC shares will not affect your right to vote in person if you decide to attend the special meeting.

The named proxies will vote all shares at the PAETEC special meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote your shares on the proposal, your proxy will be voted “FOR” the PAETEC merger share proposal and the adjournment proposal.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by delivering to PAETEC’s Corporate Secretary a written notice revoking your proxy that bears a date later than the date of the proxy that you are revoking and that is received before the special meeting;

•	by submitting another proxy card bearing a later date and mailing it so that it is received before the special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the special meeting and voting in person, although attendance at the special meeting alone will not, by itself, revoke a proxy.

Other Voting Matters

Electronic Access to Proxy Material. This proxy statement/prospectus is available on the PAETEC website at www.paetec.com.

Individuals With Disabilities. PAETEC can provide you with reasonable assistance to help you participate in the special meeting if you inform PAETEC of your disability. Please contact Investor Relations by telephone at (866) 269-1663; by electronic correspondence through “Contact Investor Relations” at www.paetec.com/investors; or by mail at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450 at least two weeks before the special meeting.

Proxy Solicitations

PAETEC is soliciting proxies for the special meeting from PAETEC stockholders. PAETEC will bear the entire cost of soliciting proxies from PAETEC stockholders, including the expenses incurred in connection with the filing of the registration statement of which this proxy statement/prospectus is a part. In addition to this mailing, PAETEC’s directors, officers and employees, who will not receive any additional compensation for their services, may solicit proxies personally, electronically or by telephone. PAETEC will use the services of Georgeson Inc. to aid in the solicitation of proxies at a fee of $17,500 plus reimbursement of out-of-pocket expenses. PAETEC has agreed to indemnify Georgeson Inc. against any claims, costs, damages, liabilities, judgments and expenses such firm may incur in providing these services.

A list of stockholders entitled to vote at the special meeting will be open for examination by any PAETEC stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of ten days before the meeting at PAETEC’s principal executive offices at 600 Willowbrook Office Park, Fairport, New York 14450, and at the time and place of the meeting during the entire time of the meeting.

Other Business; Adjournment

The PAETEC board of directors is not aware of any other business to be acted upon at the special meeting.

An adjournment of the special meeting, including adjournments to permit further solicitation of proxies in favor of the PAETEC merger share proposal, may be made by approval of PAETEC stockholders holding a majority of the voting power present in person or by proxy at the special meeting, whether or not a quorum exists. If a quorum is not present at the special meeting, PAETEC stockholders may be asked to vote on the proposal to adjourn the special meeting to solicit additional proxies. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger share proposal, PAETEC stockholders may also be asked to vote on the proposal to approve the adjournment of the special meeting to permit further solicitation of proxies in favor of the merger share proposal.

Representatives of Deloitte & Touche LLP

Representatives of Deloitte & Touche LLP, PAETEC’s independent registered public accounting firm, are expected to be present at the special meeting. The representatives of Deloitte & Touche LLP will be afforded the opportunity to make a statement if they so desire and to respond to appropriate questions from PAETEC stockholders at the special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the special meeting, please contact PAETEC’s proxy solicitor, Georgeson Inc., toll-free at (800) 334-8636.

THE MERGER

The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement are subject to, and are qualified in their entirety by reference to, the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference.

The Merger and Related Transactions

The merger is structured as an all-stock transaction. Before entering into the merger agreement, PAETEC formed PS Acquisition Corp. The merger agreement provides that, at the effective time of the merger, PS Acquisition Corp. will merge with and into McLeodUSA, as a result of which McLeodUSA will become a direct wholly-owned subsidiary of PAETEC. This transaction is referred to in this proxy statement/prospectus as the “merger.” After the merger, the current stockholders of McLeodUSA, other than those McLeodUSA stockholders, if any, who properly perfect their appraisal rights under the DGCL, will become stockholders of PAETEC.

McLeodUSA stockholders will receive 1.30 shares of PAETEC common stock in the merger for each share of McLeodUSA common stock they hold. The exchange ratio may be adjusted to reflect the effect of any stock split, split-up, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, or other similar change with respect to the common stock of PAETEC or McLeodUSA that occurs before the merger.

PAETEC will not issue any fractional shares of its common stock in the merger. Holders of shares of McLeodUSA common stock will receive an amount of cash, rounded to the nearest whole cent, in lieu of fractional shares equal to the product of the fractional share interest that such holder would otherwise receive, after aggregating all shares of PAETEC common stock that would otherwise be received by such holder, multiplied by the average of the closing price of one share of PAETEC common stock as reported by The NASDAQ Stock Market on the trading date that is one trading day before the merger closing date.

At the effective time of the merger, each then outstanding McLeodUSA stock option will be assumed by PAETEC and converted into an option to purchase a number of shares of PAETEC common stock equal to the number of shares subject to the original option, multiplied by the merger exchange ratio, rounded down to the nearest whole share, at an exercise price equal to the exercise price of the original option, divided by the merger exchange ratio, rounded up to the nearest whole cent. The terms and conditions of the assumed awards otherwise generally will remain the same, without any accelerated vesting, unless accelerated vesting was otherwise provided in the applicable award agreement of the stock option holder. The merger will cause the acceleration of vesting under the terms of stock option award agreements between McLeodUSA and those employees who hold a vice president or more senior position, as well as under the terms of stock option award agreements between McLeodUSA and its non-employee directors. As of October 31, 2007, outstanding stock options for approximately 2,484,000 shares of McLeodUSA common stock had been issued pursuant to such award agreements. The stock options of other McLeodUSA employees will accelerate only if their employment is terminated without cause within one year after the effective time of the merger. At the effective time of the merger, each of the 750,000 outstanding shares of McLeodUSA restricted stock will vest and be converted in the merger into the right to receive 1.30 shares of PAETEC common stock.

Based on the numbers of shares of PAETEC common stock and McLeodUSA common stock outstanding on October 31, 2007, it is expected that approximately 39,975,000 shares of PAETEC common stock will be issued to McLeodUSA stockholders in connection with the merger. The merger agreement provides that the exercise of options to purchase McLeodUSA common stock may result in the issuance of additional shares of PAETEC common stock. As of October 31, 2007, approximately 3,530,000 of these additional PAETEC shares would be issuable to former McLeodUSA option holders, assuming satisfaction as of that date of the applicable vesting, exercise price payment and other conditions to which the exercises of such options are subject. If all of these additional PAETEC shares were issued, former McLeodUSA securityholders would own approximately 29.8% of PAETEC’s common stock outstanding immediately after the merger.

As a condition to the completion of the merger, on or prior to the closing date of the merger, PAETEC will transfer funds to McLeodUSA sufficient to permit McLeodUSA to discharge and satisfy all of its outstanding 10 1/2% Senior Second Secured Notes due 2011 in an aggregate principal amount of $104.0 million. If the closing date of the merger were to occur as of January 10, 2008, the cost to retire the notes would be approximately $121.5 million, including $3.2 million in accrued interest payments and a $14.3 million prepayment penalty.

Subject to compliance with requirements of Delaware law, a McLeodUSA stockholder may dissent from the adoption of the merger agreement and approval of the transactions contemplated by the merger agreement and have the fair value of the stockholder’s shares of McLeodUSA common stock determined by a court. To exercise appraisal rights, a McLeodUSA stockholder must strictly comply with all of the applicable requirements of Delaware law summarized under the heading “—Appraisal Rights of Dissenting McLeodUSA Stockholders.”

The senior management of PAETEC will remain unchanged following the completion of the merger. At the effective time of the merger, in accordance with the merger agreement and a board membership agreement to be entered into by PAETEC, the Wayzata funds and the Fidelity funds, PAETEC will take such action as may be necessary to cause an individual designated by the Wayzata funds to be elected or appointed as a PAETEC director with a term expiring at PAETEC’s annual meeting of stockholders in 2009. In addition, the Fidelity funds will be permitted to designate an individual to participate in meetings of PAETEC’s board of directors as an observer.

Background of the Merger

Before the events leading up to the execution of the merger agreement, Arunas A. Chesonis, Chairman and Chief Executive Officer of PAETEC, and Royce J. Holland, the Chief Executive Officer and a director of McLeodUSA, and others associated with the two companies, spoke by telephone and at industry conferences on regulatory issues and other matters of mutual interest. None of those discussions related to the possibility of a business combination between PAETEC and McLeodUSA.

Since emerging from Chapter 11 bankruptcy proceedings in January 2006, McLeodUSA had focused on implementing a new business strategy under the direction of its new chief executive officer, Mr. Holland, its new equity owners and its new board of directors. In March 2007, McLeodUSA filed a registration statement with the SEC for an initial public offering of its common stock. McLeodUSA’s SEC registration process was in an advanced stage when the merger discussions between McLeodUSA and PAETEC described below were initiated. After it filed the registration statement, McLeodUSA received an inquiry in April 2007 from, and had preliminary discussions with, a private equity fund about a possible acquisition, but those discussions were terminated after the parties failed to reach agreement on valuation and other terms. McLeodUSA did not receive any other acquisition or combination proposals during the period beginning in January 2006.

On February 28, 2007, PAETEC Corp. completed its business combination with US LEC. From time to time thereafter, PAETEC’s senior management had a number of discussions with the company’s financial adviser, Merrill Lynch, regarding telecommunications companies that might be suitable candidates for a business combination with PAETEC. As part of PAETEC’s ongoing review of potential acquisition opportunities, PAETEC’s management monitored the activities of other industry participants, and in that connection reviewed McLeodUSA’s registration statement. On July 16, 2007, during a social engagement, Mr. Chesonis expressed to Prem Paramaswaran, a managing director at Deutsche Bank, one of McLeodUSA’s lead underwriters and financial advisers, PAETEC’s interest in initiating discussions about a possible business combination with McLeodUSA. During the week of July 13, 2007, there were several telephonic discussions among Mr. Paramaswaran, Mr. Holland, Joseph Ceryanec, McLeodUSA’s Chief Financial Officer, and representatives of McLeodUSA’s three principal stockholders, the Wayzata funds, the Fidelity funds and the Jefferies fund, concerning whether McLeodUSA would engage in combination discussions with PAETEC. Mr. Paramaswaran responded to PAETEC on July 20, 2007 that McLeodUSA would be willing to pursue such discussions on an exploratory basis.

On July 23, 2007, PAETEC and McLeodUSA entered into a confidentiality agreement in which each company agreed to maintain, and to cause its representatives to maintain, the confidentiality of the non-public information it received from the other company in connection with its evaluation of any proposed business combination. Each company further agreed that for a specified period it would not solicit for employment any employee of the other company. Following execution of the confidentiality agreement, McLeodUSA provided PAETEC with access to information that was not and is not publicly available regarding McLeodUSA’s business, and PAETEC initiated its financial, business and legal due diligence review of McLeodUSA.

During the week of July 23, 2007, members of PAETEC’s executive management team, including Mr. Chesonis, Keith M. Wilson, PAETEC’s Chief Financial Officer, and Charles E. Sieving, PAETEC’s General Counsel, had telephonic discussions with members of McLeodUSA’s executive management team, including Messrs. Holland and Ceryanec and Bernard Zuroff, McLeodUSA’s General Counsel, regarding the concept of a business combination between PAETEC and McLeodUSA. The executives from the two companies discussed in general terms a possible combination transaction, as well as the due diligence process that would be needed to complete such a transaction. The executives also discussed a range of valuations for McLeodUSA based primarily on the multiple of McLeodUSA’s estimated adjusted EBITDA for fiscal 2007. The executives recognized that “EBITDA multiple” valuations are frequently used within the investment community to assess the value of publicly traded and private businesses in the competitive communications industry. The executives agreed that McLeodUSA’s adjusted EBITDA would equal McLeodUSA’s net loss before interest, taxes, depreciation, amortization, restructuring and reorganization charges, non-cash compensation expense, and other charges. The executives also discussed the form of acquisition consideration that would be payable in a combination transaction. Messrs. Chesonis and Wilson proposed a transaction in which PAETEC would acquire McLeodUSA solely for cash. Mr. Holland indicated that McLeodUSA’s principal stockholders would prefer to include PAETEC common stock as a component of the acquisition consideration to provide McLeodUSA’s stockholders with an opportunity to participate in the potential future growth and profitability of the combined company. The executives also discussed the financing arrangements and potential public company transaction issues that would need to be addressed to complete a combination transaction.

During the period of these discussions, Mr. Chesonis reviewed with the other PAETEC directors the substance of management’s discussions with Mr. Holland and representatives of McLeodUSA’s principal stockholders, as well as the PAETEC board’s level of interest in pursuing further discussions regarding a potential combination transaction.

On July 26, 2007, McLeodUSA held a regularly scheduled board of directors meeting at its Dallas, Texas office. At that meeting, Messrs. Holland, Ceryanec and Zuroff presented to the McLeodUSA board of directors an overview of a proposed transaction with PAETEC and reviewed a draft of a non-binding letter of intent for such a transaction that PAETEC had presented to McLeodUSA. The McLeodUSA board authorized McLeodUSA’s management to execute the letter of intent subject to certain revisions. Messrs. Holland and Zuroff communicated the McLeodUSA board’s proposed revisions to Messrs. Chesonis and Sieving, who confirmed that the changes were acceptable to PAETEC.

Subsequently on July 26, 2007, PAETEC and McLeodUSA executed the non-binding letter of intent with respect to a possible business combination, which included binding provisions relating to McLeodUSA’s agreement not to engage in discussions with other parties concerning an alternative transaction for 30 days. The letter of intent set forth the revised terms of the preliminary proposal submitted by PAETEC to McLeodUSA. The letter of intent indicated that a legal obligation to proceed with a combination transaction was subject to agreement by the companies on the structure and other terms of a transaction, the negotiation of a mutually acceptable definitive merger agreement with terms and conditions consistent with those customary in transactions between two public companies, and the completion of financial, operating and legal due diligence by both companies. Subject to these conditions, the letter of intent contemplated that the two companies would combine in a transaction in which PAETEC would acquire all of the outstanding McLeodUSA common stock for a purchase price of $17.00 per McLeodUSA share. The proposed per share purchase price reflected an enterprise value for McLeodUSA of approximately $590 million, consisting of $522.75 million in pre-dilution equity value and approximately $67.25 million in net debt assumption. The letter of intent contemplated that 75% of the acquisition consideration would be payable in cash and that 25% would be payable in PAETEC common stock. The letter of intent indicated that the stock consideration would be based on a fixed exchange ratio to be determined by the companies before execution of a definitive acquisition agreement using the market value of PAETEC common stock over a mutually agreeable averaging period. The letter of intent contemplated that the structure of the acquisition would be determined by the companies following their tax and financial review.

On July 27, 2007, PAETEC engaged Merrill Lynch to act as its financial adviser in connection with the possible business combination with McLeodUSA. At about the same time, McLeodUSA engaged both Deutsche Bank and Jefferies & Company to act as its financial advisers in connection with the possible business combination with PAETEC.

During the period between the execution of the letter of intent and the execution of the merger agreement, members of the managements of PAETEC and McLeodUSA, together with their financial, accounting and legal advisers, exchanged financial, operating and legal due diligence materials and conducted their respective due diligence investigations. At meetings during this period attended in person or by telephone by management members of PAETEC and McLeodUSA and, in some instances, representatives of Merrill Lynch, Deutsche Bank and Jefferies & Company, the participants also discussed matters that likely would affect the types and estimated amounts of potential cost savings that could result from a transaction and the potential strategic benefits that could be realized by the combined company based on its increased scale and expanded geographic service area.

On July 30, 2007, members of PAETEC’s management and representatives of Merrill Lynch met at McLeodUSA’s offices in Dallas, Texas with members of McLeodUSA’s management and representatives of Deutsche Bank and Jefferies & Company to review financial and operating information concerning McLeodUSA. The members of PAETEC’s management attending the meeting included Mr. Wilson, Edward J. Butler, PAETEC’s Chief Operating Officer, Sharon LaMantia, an Executive Vice President, Robert D. Moore, Senior Vice President and Chief Information Officer, Peter Connoy, Vice President of Finance, James Hvisdas, Executive Vice President of Operations, and Sean Pflaging, Senior Vice President of Network Services. The members of McLeodUSA’s management attending the meeting included Mr. Holland, Mr. Ceryanec, Mr. Zuroff, Christopher W. MacFarland, McLeodUSA’s Chief Technology Officer, Richard J. Buyens, an Executive Vice President, John M. Dumbleton, a Group Vice President, J. Christopher Ryan, a Group Vice President, Michael F. Edl, a Group Vice President, J. Timothy Naramore, Chief Information Officer, and Catherine Weekley, a Group Vice President and Chief of Staff. McLeodUSA’s representatives made a presentation to PAETEC’s participants that included information about McLeodUSA’s facilities, network operations, information technology issues, product offerings and development, sales and marketing activities, capital expenditures, organizational structure and management philosophy, regulatory issues, financial condition, and strategic plan and financial projections. The financial advisers exchanged views on potential opportunities for strategic benefits and cost savings that could result from a combination transaction.

During August and the first week of September 2007, PAETEC met with a number of financial institutions to discuss the terms on which such financial institutions would be willing to provide committed debt financing of up to approximately $475 million to fund PAETEC’s payment of the cash merger consideration and transaction costs. Before submitting their proposals, the financial institutions conducted due diligence concerning PAETEC and McLeodUSA and the proposed combination transaction.

On August 16, 2007, following review of potential acquisition structures, PAETEC provided an initial draft of the merger agreement to McLeodUSA. Negotiations among PAETEC, McLeodUSA and their respective financial advisers and counsel based on this draft of the merger agreement continued through the first week of September 2007. The negotiations focused in large part on the terms of a working capital adjustment to the cash merger consideration, the scope of McLeodUSA’s representations and warranties, the covenants restricting McLeodUSA’s operations during the pre-closing period, the treatment of equity awards and employee benefits in the merger and on a post-merger basis, the arrangements for payment of executive severance, the identification of regulatory approvals and other conditions to completion of the merger, the conditions to PAETEC’s undertaking to obtain debt financing to fund payment of the cash merger consideration, the process for McLeodUSA stockholder approval of the merger, McLeodUSA’s right to consider an alternative acquisition proposal, the bases for terminating the merger agreement, and the appropriate levels of termination fees.

On August 23, 2007, PAETEC and McLeodUSA agreed to extend the exclusivity period under their letter of intent through September 7, 2007.

During the last week of August and the first week of September, PAETEC evaluated proposals from financial institutions for the debt financing of up to approximately $475 million which the company considered it would need to complete the merger on the terms set forth in its letter of intent with McLeodUSA. The proposals contemplated that PAETEC would raise the required funds through a variety of credit arrangements, including the issuance of additional high-yield debt securities. PAETEC’s management concluded that, primarily as a result of adverse developments since July 2007 that had affected, and were continuing to affect, the syndicated credit and high-yield securities markets, the proposals reflected significantly higher pricing and more stringent closing conditions than the acquisition financing terms which management previously had believed would be available.

On September 5, 2007, PAETEC and McLeodUSA senior executives and representatives of the Wayzata funds, the Fidelity funds and the Jefferies fund held a meeting in Rochester, New York to discuss outstanding issues under the proposed merger agreement. The meeting was attended by Messrs. Chesonis, Butler and Sieving on behalf of PAETEC and by Messrs. Holland, Ceryanec and Zuroff on behalf of McLeodUSA.

On September 7, 2007, the PAETEC board of directors met in a special meeting, which was attended by representatives of Merrill Lynch and PAETEC’s legal counsel. Members of PAETEC’s management advised the directors of the status of negotiations with McLeodUSA regarding the terms of the proposed transaction. Management’s presentation included a discussion of the rationale for a business combination, the structure and principal terms of the proposed transaction, valuation and exchange ratio issues, potential strategic benefits and operating synergies, and the status of PAETEC’s due diligence review. Management summarized the terms of the financing proposals submitted to PAETEC and addressed the extent to which the proposals differed from the terms on which management originally had expected PAETEC could obtain acquisition financing. Management informed the board of directors that it did not consider that any of the proposals offered acceptable financing terms and, because PAETEC would not have sufficient funds without such financing to pay the cash merger consideration, recommended that PAETEC seek to restructure the proposed merger as an all-stock transaction. PAETEC’s management also advised the board of directors that, based primarily on its assessment of prevailing conditions in the capital markets and McLeodUSA’s operations and prospects following PAETEC’s due diligence review, management believed that it would be appropriate to pursue a transaction based on an enterprise value for McLeodUSA that was lower than the $590 million value reflected in the letter of intent. Following this presentation, PAETEC’s board of directors authorized management to propose to McLeodUSA’s representatives that the companies combine in an all-stock merger transaction at a reduced valuation.

Subsequently on September 7, 2007, Messrs. Chesonis, Wilson and other PAETEC senior executives participated in a conference telephone call with Messrs. Holland, Ceryanec and Zuroff, as well as representatives of the Wayzata funds, the Fidelity funds and the Jefferies fund. Mr. Chesonis conveyed PAETEC’s proposal to restructure the proposed merger as an all-stock transaction at a price that would value McLeodUSA at less than $500 million on an enterprise basis. The McLeodUSA representatives responded that they did not consider acceptable a reduced valuation for their company at the level proposed by PAETEC, but that they would have further discussions with their financial advisers and that Mr. Holland would call Mr. Chesonis with a response to PAETEC’s proposal.

In the evening of September 7, 2007, Mr. Holland telephoned Mr. Chesonis to say that he would be willing to recommend to the McLeodUSA board of directors that the companies combine in an all-stock merger transaction that would value the McLeodUSA common stock at $15.50 per share, which would reflect an enterprise value for McLeodUSA of approximately $557 million, consisting of $492 million in pre-dilution equity value and $65 million in net debt assumption. On September 8, representatives of Deutsche Bank and Merrill Lynch had several telephone conversations with each other and with their respective clients to discuss and clarify issues relating to McLeodUSA’s proposal. In the evening of September 8, after discussing the proposal with various members of the PAETEC board of directors, Mr. Chesonis telephoned Mr. Holland to indicate that he would be willing to recommend a revised transaction on the terms conveyed by Mr. Holland. Mr. Chesonis also proposed that the merger exchange ratio be fixed at 1.30 PAETEC shares for each McLeodUSA share based on a PAETEC stock price of $11.91, which represented the average closing price of the PAETEC common stock on NASDAQ over a period of 20 consecutive trading days that had ended on September 7, 2007.

On September 9, 2007, PAETEC delivered to McLeodUSA a new draft of the merger agreement that reflected the revised transaction terms. Negotiations between PAETEC, McLeodUSA and their respective counsel concerning this draft of the merger agreement and new related transaction agreements, including the PAETEC voting agreements, the board membership agreement and the registration rights provisions, continued until the time that such agreements were finalized for consideration by the boards of directors of PAETEC and McLeodUSA, as described below. Representatives of the Wayzata funds, the Fidelity funds and the Jefferies fund also participated in these negotiations. The negotiations focused on the scope of PAETEC’s representations and warranties, the right of each company to consider an alternative acquisition proposal, the appropriate level of termination fees, the terms of the PAETEC voting agreements, and the scope of board membership and observer rights and registration rights to be granted to the Wayzata funds and the Fidelity funds.

On September 11, 2007, the McLeodUSA board of directors met in a special meeting. The meeting was attended by members of McLeodUSA’s senior management, representatives of the Wayzata funds, the Fidelity funds and the Jefferies fund, by representatives of Deutsche Bank and Jefferies & Company, and by McLeodUSA’s legal counsel. At the meeting, senior management and counsel reviewed for the directors the substance of the negotiations with PAETEC, described the revision of the terms of the proposed business combination, and discussed the processes for director and stockholder approval of the merger agreement and the merger. Representatives of Deutsche Bank and Jefferies & Company described their valuation analyses of both McLeodUSA and PAETEC and expressed their views on the relative advantages to McLeodUSA and its stockholders of the proposed business combination as opposed to continuation of McLeodUSA’s operations under its current ownership structure.

On September 13, 2007, the PAETEC board of directors met in a special meeting. The meeting was attended by members of PAETEC’s senior management, representatives of Merrill Lynch, and PAETEC’s legal counsel. At the meeting, members of PAETEC’s management advised the directors of the status of negotiations with McLeodUSA regarding the terms of the proposed combination and provided updated information concerning PAETEC’s operating, financial, regulatory and legal due diligence review. A representative of Merrill Lynch reviewed with the board of directors the valuation analysis applied by the two companies and their financial advisers in the negotiation of the exchange ratio. This valuation analysis was substantially similar to, and did not contain any material differences from, the analysis presented to the PAETEC board of directors on September 16, 2007, which is described below under “—Fairness Opinion Presented to the PAETEC Board of Directors.” PAETEC’s legal counsel reported to the board of directors on the issues that remained to be resolved before the merger agreement and the other transaction documents could be submitted to the board for its consideration and approval.

On September 13, 2007, the McLeodUSA board of directors met in a special meeting. The meeting was attended by members of McLeodUSA’s senior management, representatives of Deutsche Bank, the Wayzata funds, the Fidelity funds and the Jefferies fund, and McLeodUSA’s legal counsel. At the meeting, a representative of Deutsche Bank reviewed with the board of directors the valuation analysis applied by the two companies and their financial advisers in the negotiation of the exchange ratio.

On September 14, 2007, the McLeodUSA board of directors met in a special meeting. The meeting was attended by members of McLeodUSA’s senior management, representatives of the Wayzata funds, the Fidelity funds and the Jefferies fund, and McLeodUSA’s legal counsel. At the meeting, members of McLeodUSA’s management and legal counsel advised the directors of the status of negotiations with PAETEC regarding the terms of the proposed combination. McLeodUSA’s legal counsel reported to the board of directors on the results of McLeodUSA’s continuing due diligence review and on the issues that remained to be resolved before the merger agreement and the other transaction documents could be submitted to the board for its consideration and approval.

On September 16, 2007, the McLeodUSA board of directors met in a special meeting. The meeting was attended by members of McLeodUSA’s senior management, representatives of Deutsche Bank, the Wayzata funds, the Fidelity funds and the Jefferies fund, and McLeodUSA’s legal counsel. At the meeting, members of senior management and the representatives of McLeodUSA’s legal counsel reviewed with the board of directors, among other matters, the financial and legal aspects of the transaction, the terms of the merger agreement and the related transaction documents. After discussion and consideration, the McLeodUSA board of directors unanimously determined that the merger agreement and the transactions contemplated thereby are in the best interests of McLeodUSA and its stockholders, unanimously approved the merger agreement and the merger, unanimously approved the other transaction documents to which McLeodUSA is a party, and unanimously recommended that the merger agreement be submitted to McLeodUSA’s stockholders for adoption.

On September 16, 2007, the PAETEC board of directors met in a special meeting. The meeting was attended by members of PAETEC’s senior management, representatives of Merrill Lynch, and PAETEC’s legal counsel. At the meeting, members of senior management and the representatives of PAETEC’s financial adviser and legal counsel reviewed with the board of directors, among other matters, the financial and legal aspects of the transaction, the terms of the merger agreement and the related transaction documents, and the other matters described below under “—Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Merger.” Merrill Lynch delivered to the board of directors its oral opinion, which Merrill Lynch subsequently confirmed by delivery of a written opinion dated September 16, 2007, a copy of which is attached as Annex B to this proxy statement/prospectus that, as of the date of the opinion, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Merrill Lynch, the exchange ratio is fair from a financial point of view to PAETEC. After discussion and consideration, the PAETEC board of directors unanimously determined that the merger agreement and the transactions contemplated thereby are in the best interests of PAETEC and its stockholders, unanimously approved the merger agreement and the merger, unanimously recommended that the issuance of PAETEC common stock in connection with the merger pursuant to the merger agreement be submitted for approval by PAETEC’s stockholders, and unanimously approved the other transaction documents to which PAETEC is a party.

On September 16, 2007, by written consent in lieu of a meeting, the board of directors of PAETEC’s wholly-owned merger subsidiary approved the merger agreement and the transactions contemplated thereby and recommended that the merger agreement and the transactions contemplated thereby be submitted for adoption and approval by PAETEC, as the sole stockholder of the merger subsidiary.

On September 16, 2007, effective as of September 17, 2007, the merger agreement was executed and delivered by McLeodUSA, PAETEC and PAETEC’s wholly-owned merger subsidiary, and the related transaction documents were executed and delivered by McLeodUSA, PAETEC and the other parties to such documents. On September 16, following execution of the merger agreement, PAETEC, as the sole stockholder of the merger subsidiary, acting by written consent in lieu of a meeting, adopted the merger agreement and approved the merger.

On September 17, 2007, PAETEC issued a press release announcing the execution of the merger agreement and the proposed merger.

Subsequently on September 17, 2007, the Wayzata funds, the Fidelity funds and the Jefferies fund, which collectively held approximately 67% of the outstanding McLeodUSA common stock, delivered to PAETEC executed written stockholder consents adopting the merger agreement and approving the merger on behalf of McLeodUSA. The consenting stockholders were Wayzata Opportunities Fund, LLC, Wayzata Opportunities Fund Offshore, L.P., Wayzata Recovery Fund, LLC, Wayland Distressed Opportunities Fund I-B, LLC, Wayland Distressed Opportunities Fund I-C, LLC, Fidelity Advisor Series II: Fidelity Advisor High Income Advantage Fund, Commonwealth of Massachusetts Pension Reserves Investment Management Board, Pension Investment Committee of General Motors for General Motors Employees Domestic Group Pension Trust, Fidelity Securities Fund: Fidelity Leveraged Company Stock Fund, Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund, and Jefferies High Yield Trading, LLC.

Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Merger

PAETEC’s board of directors believes that the merger agreement and the merger are fair to, advisable and in the best interests of PAETEC and PAETEC’s stockholders. Accordingly, PAETEC’s board of directors has unanimously approved the merger agreement and unanimously recommends that PAETEC’s stockholders vote “FOR” approval of the issuance of PAETEC common stock to the stockholders of McLeodUSA in connection with the merger pursuant to the merger agreement.

In reaching its decision to approve the merger agreement, the PAETEC board of directors, with the assistance of PAETEC’s management and financial, accounting and legal advisers, considered and analyzed a number of factors, including those reviewed by the board of directors at the meetings described above. The following were the material factors that the PAETEC board of directors considered in determining to approve the merger agreement and the merger transactions:

Strategic Benefits in Consolidating Industry. The PAETEC board of directors considered recent trends in the telecommunications industry, particularly the trend toward consolidation, and management’s view that PAETEC’s combination with McLeodUSA would further PAETEC’s strategic objective of supplementing its internal growth with a program of selective acquisitions that it believes will enable it to increase penetration in its current markets, enter into new markets, add customers, and achieve operating efficiencies. PAETEC’s board took into account the prospect that the combination with McLeodUSA would strengthen PAETEC’s competitive position by significantly broadening the geographic scope and scale of its operations. In this regard, the board of directors considered management’s assessment that the proposed business combination would create a competitive communications provider with nationwide operations better able to compete with incumbent carriers and other providers, because it would, among other anticipated benefits:

•	expand PAETEC’s service area to add 18 states and a significant portion of the Midwestern and Western United States;

•

provide the combined company with a presence in 47 of the top 50 and 82 of the top 100 metropolitan statistical areas, or “MSAs,” in the United States, including such key markets as Dallas, Houston, Denver, Detroit, Phoenix, Seattle and Cleveland;

•

significantly enhance PAETEC’s network assets by adding an extensive fiber optic network with “last-mile” capabilities that includes 17,000 fiber-route miles and that required an investment of more than $2.5 billion to develop;

•	increase the number of access line equivalents in service from approximately 2,651,000 at June 30, 2007 to approximately 3,400,000;

•	broaden the company’s product offerings by combining PAETEC’s “Equipment for Services,” software applications and resale products with McLeodUSA’s broadband IP-based voice and data solutions; and

•	enhance customer service capabilities by providing the combined company with 116 switches, additional network diversity, multiple network operating centers and multiple data centers.

The PAETEC board of directors took into account management’s view that the proposed combination would expand and diversify PAETEC’s customer base by adding McLeodUSA’s small enterprise customers to PAETEC’s existing base of medium-sized and large businesses and institutions.

The PAETEC board of directors considered management’s view that the improved asset infrastructure, financial resources and service area of the combined company would enhance the combined company’s ability to exploit cross-selling revenue opportunities, pursue acquisitions of additional businesses and compete against the largest telecommunications companies.

Potential Cost Savings. The PAETEC board of directors considered the operating efficiencies and cost savings that management expects would result from the combination of the PAETEC and McLeodUSA businesses. PAETEC’s board considered management’s estimates that the merger would create opportunities for the following cost savings:

•	annualized cost savings of approximately $20 million in the first 12 months after the merger; and

•	annualized cost savings of approximately $30 million beginning with the first 12 months thereafter.

The PAETEC board of directors considered that management had developed these estimates following extensive analyses of each company’s application of its resources, including capital, personnel and network technologies, and each company’s implementation of its processes and procedures. This enabled management to identify the more efficient operational practices employed by either company, and redundancies in resource applications and inefficiencies in processes and procedures that could be reduced by the combined company. Using an analysis of historical results of both companies, management then estimated the amounts that potentially could be saved by implementing the identified best practices and eliminating the redundancies and inefficiencies to calculate the foregoing estimates.

The PAETEC board of directors took into account management’s expectation that the combined company should be able to realize the following types of cost savings:

•	savings in cost of sales, by increasing the use of switches and network assets and eliminating duplicative network costs;

•

savings in selling, general and administrative expenses, by eliminating duplicative facilities, consolidating back office and information technology systems, and eliminating redundant professional services and other corporate overhead costs; and

•	savings in compensation and benefits costs, by reducing the total number of employees of the combining companies.

The PAETEC board of directors considered management’s belief that the combined company should be able to achieve approximately two-thirds of the cost savings described above primarily by eliminating duplicative network routes and overlapping switching infrastructures and by focusing purchases of equipment, network capacity and network facilities that were previously purchased under duplicative agreements under an agreement that has more favorable pricing terms or bulk purchase discounts.

The PAETEC board of directors also took into account management’s belief that approximately one-third of the overall cost savings could be generated by reductions in selling, general and administrative expenses, including compensation and benefits costs. Management indicated that it expected these savings could be achieved through elimination of duplicative facilities and overlapping professional services and associated expenditures of a larger work force, natural work force attrition and elimination of some highly compensated and other redundant human resources.

The PAETEC board of directors considered that the foregoing cost savings estimates by management did not include non-recurring adjustments that the combined company will record in connection with the merger, and that the estimates were based upon management’s assumptions concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. The board of directors considered the difficulties inherent in successfully integrating the PAETEC and McLeodUSA businesses and in operating and maintaining McLeodUSA’s extensive fiber optic network, and the risk that the potential benefits of the business combination might not be realized fully and within the periods expected.

Shared Vision. The PAETEC board of directors considered management’s view that PAETEC and McLeodUSA share a common vision with respect to the importance of delivering superior customer service and promoting employee satisfaction, the future of consolidation in the telecommunications industry, and the present and future effect of the regulation of the telecommunications industry, and that this shared vision should enhance the combined company’s prospects for effectively implementing its integration plan and pursuing its business strategy.

Combined Company Financial Position. The PAETEC board of directors considered the expected financial condition and liquidity prospects of the combined company in light of the historical cash flow generation of PAETEC and McLeodUSA, the operating efficiencies and cost savings management expects would result from the combination of their businesses, and the limited amount of McLeodUSA indebtedness the combined company would assume after discharging and satisfying McLeodUSA’s outstanding senior secured notes at the merger closing. In its consideration, the board of directors reviewed the presentation by management and PAETEC’s financial adviser concerning the combined company’s level of indebtedness immediately after the merger and considered how the significant operating cash flows anticipated to be generated by the combined company should enable PAETEC, before undertaking any additional debt financing, to reduce its ratio of total consolidated debt to adjusted EBITDA. The board of directors also considered management’s view that the combined company’s reduced leverage should provide the combined company with a greater borrowing capacity and enhanced financial flexibility.

Opinion of Financial Adviser to PAETEC. The PAETEC board of directors considered the oral opinion of Merrill Lynch delivered on September 16, 2007 to the board of directors and subsequently confirmed in writing, a copy of which opinion is attached as Annex B to this proxy statement/prospectus, that as of the date of that opinion, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Merrill Lynch, the exchange ratio is fair from a financial point of view to PAETEC. The board of directors considered the contingent nature of Merrill Lynch’s fees for providing its financial advisory services, including the delivery of the opinion described above, in connection with the merger, and determined that these factors did not affect its willingness to rely on Merrill Lynch’s opinion. For additional information concerning transactions involving PAETEC and Merrill Lynch and the contingent nature of the fees payable to Merrill Lynch for its financial advisory services in connection with the merger, see “—Fairness Opinion Presented to the PAETEC Board of Directors.”

Due Diligence. The PAETEC board of directors considered the scope and results of the due diligence investigation conducted by management and PAETEC’s outside advisers with respect to McLeodUSA’s financial condition, results of operations and business, on both a historical and prospective basis. The results of the due diligence investigation supported the decision to approve the PAETEC merger by indicating that McLeodUSA’s network systems in combination with those of PAETEC could produce significant operating efficiencies, McLeodUSA’s information technology and engineering systems are sufficiently comparable in design and operation to PAETEC’s systems to permit an efficient integration of the two systems, McLeodUSA’s corporate administration and sales functions can yield significant cost savings when integrated with the comparable functions at PAETEC, and McLeodUSA’s litigation and other identified potential liabilities could be reasonably managed.

Terms and Conditions of the Merger Agreement. The PAETEC board of directors considered the terms and conditions of the merger agreement and the related transaction documents. In its review, the board of directors considered, among other terms and conditions, that the merger consideration would be based on a fixed exchange ratio, that a decrease in the share price of PAETEC common stock before the merger closing date would not increase the exchange ratio or provide McLeodUSA with a right to terminate the merger agreement, and that an increase in the share price of PAETEC common stock before the merger closing date would not decrease the exchange ratio. The board of directors also took into account the conditions to the closing to the merger and the provisions in the merger agreement that would require each company to pay the other company a termination fee of $14 million plus reimbursement for up to $500,000 for legal expenses if the merger agreement were terminated and the merger were abandoned in specified circumstances.

Other Considerations. The PAETEC board of directors took into account the risks that the expected direct transaction costs of the merger and the costs of operating the combined company could be significantly greater than anticipated, that the failure to complete the merger could negatively affect PAETEC and that, if the merger is completed, McLeodUSA may have significant unexpected liabilities and contingencies, including adverse judgments in existing legal proceedings, that could negatively affect the business and prospects of the combined company. The board of directors considered that, in addition to incurring costs associated with completing the merger and integrating the operations of the two companies, PAETEC and McLeodUSA would incur substantial direct transaction costs, which would reduce the cash available to the combined company to invest in operations. The board of directors took into account that the existence of McLeodUSA liabilities and contingencies not identified in PAETEC’s due diligence investigation could hamper the integration process, harm customer service and result in additional demands on cash resources. In reviewing merger completion risks, the board of directors considered that integrating the PAETEC and McLeodUSA businesses could divert management’s attention away from operations. PAETEC’s board of directors also considered the interests of the directors, executive officers and principal stockholders of McLeodUSA discussed under “—Interests of McLeodUSA Directors, Executive Officers and Principal Stockholders in the Merger.”

The foregoing summary of the factors considered by the PAETEC board of directors is not intended to be exhaustive, but is believed to include all material factors considered by it. In view of the variety of factors considered in connection with its evaluation of the merger, PAETEC’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight to these factors. In addition, individual members of PAETEC’s board of directors may have given different weight to different factors.

McLeodUSA’s Reasons for the Merger

The McLeodUSA board of directors unanimously approved the merger and the merger agreement and believes that the terms of the merger are fair to, and in the best interests of, McLeodUSA and its stockholders. In the course of reaching its decision to approve the merger agreement, the McLeodUSA board of directors consulted with McLeodUSA’s management, as well as its legal, accounting and other advisers, and considered the following material factors:

Continued Operation as a Stand-Alone Entity. The McLeodUSA board of directors evaluated the risks and potential rewards associated with, as an alternative to the merger, continuing to execute McLeodUSA’s strategic plan as an independent entity. These risks include, among others, the ability of McLeodUSA to consummate its planned initial public offering, McLeodUSA’s uncertain future profitability, potential difficulties in obtaining necessary additional financing to remain a stand-alone entity, and its uncertain ability to compete effectively against larger and better capitalized competitors. The McLeodUSA board of directors concluded that continuing to operate McLeodUSA as a stand-alone entity was not in the best interests of the stockholders and precluded potential rewards including, among others, the ability of existing McLeodUSA stockholders to participate in the potential future growth and profitability of PAETEC in the event of a merger.

Alternative Transactions. The McLeodUSA board of directors considered the possibility, as alternatives to the merger, of seeking to be acquired by a company other than PAETEC or to engage in a combination with a company other than PAETEC. The McLeodUSA board of directors concluded that a transaction with another party would not be reasonably likely to result in greater value to the stockholders than the merger. The McLeodUSA board of directors also concluded that the merger could be acceptably completed from a timing and regulatory standpoint, and should yield greater benefits than the alternatives given PAETEC’s financial resources and its ability to fund a greater number of long-term growth projects and to compete effectively.

Merger Consideration. The McLeodUSA board of directors evaluated the value of the consideration provided for in the merger agreement based on the then-current market price and historical trading price of PAETEC common stock over the past year. The McLeodUSA board noted, in particular, that the per share value of the consideration provided for in the merger agreement of $15.50 per McLeodUSA share represents a premium over the upper end of the $13.00 to $15.00 range in which McLeodUSA expected to price its common stock in its planned initial public offering .

Tax Implications of the Merger. The McLeodUSA board of directors considered the ability to complete the merger on a tax-free basis for federal income tax purposes, other than with respect to cash received in lieu of fractional shares.

Interests of McLeodUSA’s Directors, Executive Officers and Principal Stockholders in the Merger. The McLeodUSA board of directors considered the interests that certain executive officers, directors and principal stockholders of McLeodUSA may have in the merger that are different from, or in addition to, their general interests as stockholders of McLeodUSA, as described under “—Interests of McLeodUSA’s Directors, Executive Officers and Principal Stockholders in the Merger.”

Operational Advantages. The McLeodUSA board of directors considered the ability of McLeodUSA stockholders to participate in, and benefit from the future growth potential of, a large, publicly held company with a greater depth of service offerings, marketing opportunities and financial and operating resources that should enhance McLeodUSA’s ability to bring services to market.

Terms of the Merger Agreement. The McLeodUSA board of directors considered the terms and conditions of the merger agreement and the related transaction documents, including the provision in the merger agreement allowing McLeodUSA to terminate the merger agreement and accept a superior transaction proposal within 20 business days after the date of the merger agreement if, among other things, the McLeodUSA board of directors would determine that not taking such actions would be reasonably likely to result in a breach of its fiduciary duties to the McLeodUSA stockholders. The McLeodUSA board of directors also considered that the merger agreement did not include any continuing representations, warranties or indemnities by McLeodUSA stockholders.

Appraisal Rights. The McLeodUSA board of directors considered the availability of appraisal rights under Section 262 of the DGCL.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the McLeodUSA board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, the McLeodUSA board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the McLeodUSA board of directors, but rather the McLeodUSA board of directors conducted an overall analysis of the factors described above, including discussions with and questioning of McLeodUSA’s management and legal, accounting and other advisers.

Fairness Opinion Presented to the PAETEC Board of Directors

On September 16, 2007, the board of directors of PAETEC held a meeting with its legal and financial advisers and discussed the negotiated terms of the merger. At the meeting, Merrill Lynch rendered an oral opinion to the PAETEC board of directors, which it confirmed in writing on September 16, 2007, that, as of such date and based upon and subject to certain factors and assumptions, the right of holders of McLeodUSA common stock to receive 1.30 shares of PAETEC common stock for each share of McLeodUSA common stock they own, which is the “merger exchange ratio,” is fair from a financial point of view to PAETEC.

The full text of the Merrill Lynch opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is included as Annex B of this proxy statement/prospectus and is incorporated herein by reference. The holders of PAETEC common stock are urged to read this opinion in its entirety. The Merrill Lynch opinion is for the use and benefit of the PAETEC board of directors in its evaluation of the merger. The Merrill Lynch opinion does not address the merits of the underlying decision by PAETEC to engage in the merger, the merits of the merger as compared to other alternatives potentially available to PAETEC or the relative effects of any alternative transaction in which PAETEC might engage, nor does it constitute a recommendation to any PAETEC stockholder as to how such PAETEC stockholder should vote on the proposed merger or any related matter. In addition, the Merrill Lynch opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of PAETEC. Although Merrill Lynch participated in negotiations between PAETEC and McLeodUSA relating to the merger, the merger exchange ratio was determined by the PAETEC board of directors. Merrill Lynch did not recommend the amount of consideration to be paid in the transaction.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to PAETEC and McLeodUSA that it deemed to be relevant;

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reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of McLeodUSA and PAETEC, as well as the amount and timing of cost savings and related expenses and synergies expected to result from the merger, referred to as the “expected synergies,” furnished to it by McLeodUSA and PAETEC;

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conducted discussions with members of the senior management and representatives of McLeodUSA and PAETEC concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the merger and the expected synergies;

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reviewed the valuation multiples for McLeodUSA common stock and the market prices and valuation multiples of PAETEC common stock and compared them with those of certain publicly traded companies that it deemed to be relevant;

•	reviewed the results of operations of McLeodUSA and PAETEC and compared them with those of certain publicly traded companies that it deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that it deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of McLeodUSA and PAETEC and their financial and legal advisers;

•	reviewed the potential pro forma impact of the merger;

•	reviewed a draft, dated September 14, 2007, of the merger agreement; and

•	reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing the opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available. Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of McLeodUSA or PAETEC, nor has Merrill Lynch been furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of McLeodUSA and PAETEC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of McLeodUSA or PAETEC. With respect to the information containing financial forecasts, including information relating to expected synergies, furnished to or discussed with Merrill Lynch by McLeodUSA or PAETEC, Merrill Lynch assumed that such information had been reasonably prepared and reflected the best then currently available estimates and judgment of McLeodUSA’s management or PAETEC’s management as to the expected future financial performance of McLeodUSA or PAETEC, as the case may be, and the expected synergies. Merrill Lynch further assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

The opinion of Merrill Lynch is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to it as of the date of the opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals, contractual or otherwise, for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger. Merrill Lynch did not express any opinion as to the prices at which PAETEC common stock will trade following the announcement or completion of the merger.

Financial Analyses of Merrill Lynch

On September 16, 2007, in connection with preparing its opinion for the PAETEC board of directors, Merrill Lynch made a presentation of its financial analyses of the merger to the PAETEC board of directors.

The following is a summary of the material analyses contained in the presentation that was delivered to the PAETEC board of directors. The fact that any specific analysis has been referred to in the summary below and in this proxy statement/prospectus does not mean that such analysis was given more weight than any other analysis. In reaching its conclusions, Merrill Lynch arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes the totality of the factors considered and analyses performed by Merrill Lynch in connection with its opinion operated collectively to support its determination as to the fairness of the merger exchange ratio from a financial point of view to PAETEC. Merrill Lynch did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

In arriving at its opinion, Merrill Lynch made its determination as to the fairness of the merger exchange ratio from a financial point of view to PAETEC as of the date of its opinion on the basis of its financial and comparative analyses. The following summary is not a complete description of all of the analyses performed and factors considered by Merrill Lynch in connection with its opinion, but rather is a summary of the material financial analyses performed and factors considered by Merrill Lynch. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis. With respect to the analysis of publicly traded companies and the analyses of transactions summarized below, such analyses reflect selected companies and transactions, and not necessarily all companies or transactions, that may be considered relevant in evaluating PAETEC, McLeodUSA or the merger. In addition, no company or transaction used as a comparison is either identical or directly comparable to PAETEC, McLeodUSA or the merger. These analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

The estimates of the future performance of PAETEC and McLeodUSA provided by PAETEC’s management in or underlying Merrill Lynch’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of PAETEC and McLeodUSA. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which companies may actually be sold.

The merger exchange ratio was determined through negotiation between PAETEC and McLeodUSA, and the decision to enter into the merger agreement was solely the decision of PAETEC and the PAETEC board of directors. The opinion of Merrill Lynch was only one of many factors considered by the PAETEC board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the PAETEC board of directors or management with respect to the merger or the merger exchange ratio.

Acquisition Comparables Analysis. Merrill Lynch reviewed prices paid in 18 acquisitions, or “acquisition comparables,” that were announced from January 26, 2006 to June 25, 2007, which it judged to be reasonably comparable to the merger, as they involved companies that, like PAETEC and McLeodUSA, operate in the wireline, competitive local exchange carrier, or “CLEC,” industry. Merrill Lynch performed this analysis to understand the range of multiples of estimated fiscal year 2008, or “2008E,” adjusted EBITDA of the comparable acquisition transactions and estimate the comparable value of PAETEC. For purposes of this analysis “adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization, as adjusted for add-backs for non-cash stock compensation expense, one-time charges related to PAETEC’s recapitalization in 2006 and one-time integration and restructuring costs related to the merger between PAETEC and US LEC Corp. Merrill Lynch considered the following precedent transactions for its acquisition comparables analysis:

Acquiror/Target

Time Warner Telecom Inc./Xspedius Communications LLC

Broadview Networks, Inc./ATX Communications, Inc.

Level 3 Communications, Inc./Looking Glass Networks, Inc.

U.S. TelePacific Corp./Mpower Holding Corp.

Level 3 Communications, Inc./TelCove, Inc.

Level 3 Communications, Inc./ICG Communications, Inc.

Level 3 Communications, Inc./SAVVIS, Inc.

Level 3 Communications, Inc./Broadwing Corporation

Level 3 Communications, Inc./Progress Telecom, LLC

Choice One Communications, Inc. and CTC Communications Corp./Conversent Communications, LLC

Choice One Communications, Inc./CTC Communications Corp.

Integra Telecom, Inc./Electric Lightwave, Inc.

RCN Corp./NEON Communications Group Inc.

Integra Telecom, Inc./Eschelon Telecom, Inc.

Q-Comm Corp./Norlight Telecommunications Inc.

Cavalier Telephone Corp./Talk America Holdings Inc.

PAETEC Corp./US LEC Corp.

Qwest Communications International Inc./OnFiber Communications, Inc.

Based upon a 2008E adjusted EBITDA multiple range of 8.50x to 11.75x , which is in turn based on the acquisition comparables, Merrill Lynch determined a range of firm values for McLeodUSA. “Firm values” are a company’s market capitalization minus cash and cash equivalents plus preferred stock value plus debt. After adjusting for assumed net debt of approximately $65 million and dividing by the number of fully diluted shares of McLeodUSA common stock, Merrill Lynch calculated an implied reference range for McLeodUSA common stock of $13.19 to $18.77 per share. Based upon a 2008E adjusted EBITDA multiple range of 8.50x to 11.75x based on the acquisition comparables, Merrill Lynch determined a range of firm values for PAETEC. After adjusting for assumed net debt of approximately $714 million and dividing by the number of fully diluted shares of PAETEC common stock, Merrill Lynch calculated an implied reference range for PAETEC common stock of $10.75 to $16.87 per share.

Merrill Lynch used the acquisition comparables methodology to calculate the implied exchange ratio derived from the relative ranges of value for PAETEC and McLeodUSA, by dividing each per share value within the acquisition comparables analysis range for PAETEC common stock by the corresponding acquisition comparables analysis range for McLeodUSA common stock. This analysis yielded a range of exchange ratios from 0.782 to 1.746, excluding expected synergies, as compared to the merger exchange ratio of 1.30. Adjusted for $30 million of expected synergies, the upper bound of the range of exchange ratios increased to 2.201.

Public Comparables Analysis. Using publicly available information and estimates of future financial results published by Wall Street equity research analysts, Merrill Lynch compared financial and operating information and ratios for PAETEC with the corresponding financial and operating information for a group of publicly traded CLECs that Merrill Lynch deemed to be reasonably comparable to McLeodUSA and PAETEC. For the purpose of its analysis, Merrill Lynch reviewed the following companies as the primary companies which it considered comparable to McLeodUSA and PAETEC:

Comparable Companies

Cbeyond, Inc.

Cogent Communications Group, Inc.

ITC^DeltaCom, Inc.

Time Warner Telecom Inc.

XO Holdings, Inc.

Merrill Lynch prepared its public comparables analysis based on the PAETEC closing share price, as reported on NASDAQ, as of September 7, 2007. Merrill Lynch reviewed the following multiples and rates using the closing share price as of September 7, 2007:

•	firm value as a multiple of estimated fiscal year 2007, or “2007E,” and 2008E revenue;

•	firm value as a multiple of 2007E and 2008E adjusted EBITDA;

•	firm value as a multiple of 2007E adjusted EBITDA minus capital expenditures;

•	estimated compound annual growth rates of revenues from fiscal years 2007 to 2010; and

•	estimated compound annual growth rates of adjusted EBITDA from fiscal years 2007 to 2010.

Based upon the analysis of the publicly traded comparables, Merrill Lynch assumed a 2007E adjusted EBITDA multiple range of 10.25x to 12.25x for both McLeodUSA and PAETEC and a 2008E adjusted EBITDA multiple range of 9.00x to 10.00x for both McLeodUSA and PAETEC and applied these multiples to determine a range of respective firm values. For purposes of Merrill Lynch’s analyses, after adjusting for assumed net debt of approximately $65 million and dividing by the number of fully diluted shares of McLeodUSA common stock, Merrill Lynch calculated an implied share value for McLeodUSA common stock of $13.84 to $16.81 per share based on the 2007E adjusted EBITDA multiple range and $14.05 to $15.77 based on the 2008E adjusted EBITDA multiple range. After adjusting for assumed net debt of approximately $714 million and dividing by the number of fully diluted shares of PAETEC common stock, Merrill Lynch calculated an implied share value for PAETEC common stock of $11.61 to $14.90 per share based on the 2007E adjusted EBITDA multiple range and $11.69 to $13.57 based on the 2008E adjusted EBITDA multiple range.

Merrill Lynch used the public comparables methodology to calculate the implied exchange ratio derived from the relative ranges of value for PAETEC and McLeodUSA, by dividing each per share value within the public comparables analysis range for PAETEC common stock by the corresponding public comparables analysis range for McLeodUSA common stock. This analysis based upon the 2007E adjusted EBITDA multiple range yielded a range of exchange ratios from 0.929 to 1.448, excluding expected synergies, as compared to the merger exchange ratio of 1.30. Adjusted for $30 million of expected synergies, the upper bound of the range of exchange ratios increased to 1.884. This analysis for the 2008E adjusted EBITDA multiple range yielded a range of exchange ratios from 1.035 to 1.348, excluding expected synergies, as compared to the merger exchange ratio of 1.30. Adjusted for $30 million of expected synergies, the upper bound of the range of exchange ratios increased to 1.787.

Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis, the purpose of which was to compare the present value per share of PAETEC common stock to the present value per share of McLeodUSA common stock. Using estimates provided by PAETEC’s management, Merrill Lynch performed stand-alone discounted cash flow analyses of PAETEC and of McLeodUSA for the fiscal year 2008 through and including fiscal year 2012. Discounted cash flow analyses are analyses of the present value of the projected unlevered free cash flows for the periods using the discount rates indicated. Unlevered free cash flows are cash flows that, following the satisfaction of PAETEC’s or McLeodUSA’s outstanding liabilities, would be available for distribution to stockholders of PAETEC or McLeodUSA, respectively. As part of the discounted cash flow analysis, Merrill Lynch also performed an analysis of the weighted average cost of capital of PAETEC and McLeodUSA, which included a sensitivity analysis of McLeodUSA’s weighted average cost of capital.

Merrill Lynch based these discounted cash flow analyses upon projections of terminal value multiples of firm value to adjusted EBITDA for fiscal year 2012, which ranged from 9.0x to 10.0x in the discounted cash flow analysis of both PAETEC and McLeodUSA. The “terminal value” is the aggregate value of all estimated future cash flows after the projection period. Merrill Lynch selected these terminal value EBITDA multiples based upon the trading values of the comparable publicly traded companies referred to above.

In each case, Merrill Lynch applied discount rates reflecting a weighted-average cost of capital based on an analysis of McLeodUSA and other comparable companies, which resulted in a range from 11.0% to 13.0%. Merrill Lynch used a capital asset pricing model to calculate the weighted-average cost of capital using standard industry pricing models and to calculate the cost of equity used to determine the range of discount rates. Merrill Lynch applied these discount rates to the projected cash flows and applied the terminal value EBITDA multiples for PAETEC and McLeodUSA to determine a range of firm values for each company. After adjusting for assumed net debt of approximately $714 million and dividing by the number of fully diluted shares of PAETEC common stock, Merrill Lynch calculated an implied share price for PAETEC common stock of $12.80 to $16.04 per share. After adjusting for assumed net debt of approximately $65 million and dividing by the number of fully diluted shares of McLeodUSA common stock, Merrill Lynch calculated an implied share price for McLeodUSA common stock of $15.16 to $19.17 per share.

Merrill Lynch used the discounted cash flow methodology to calculate the implied exchange ratio derived from the relative range of value for PAETEC and McLeodUSA, by dividing each per share value within the discounted cash flow analysis range for PAETEC common stock by the corresponding discounted cash flow analysis range for McLeodUSA common stock. This analysis yielded a range of exchange ratios from 0.945 to 1.498, excluding expected synergies, as compared to the merger exchange ratio of 1.30. Adjusted for $30 million of expected synergies, the upper bound of the range of exchange ratios increased to 1.894.

Although discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal multiples and discount rates. The valuations derived from the discounted cash flow analyses are not necessarily indicative of the present or future value or results of PAETEC or McLeodUSA.

Contribution Analysis. Merrill Lynch performed a contribution analysis, the purpose of which was to determine how the contribution of PAETEC to the combined company, based on the various measurement factors described below, compared to the percentage of total equity in the combined company that PAETEC would receive as a result of the merger. Merrill Lynch analyzed and compared the respective contribution of 2007E, 2008E and estimated fiscal year 2009, or “2009E,” revenue, and adjusted EBITDA for 2007E, 2008E, and 2009E. On a pro forma, fully diluted basis, after giving effect to the merger, the current security holders of PAETEC will own approximately 75% of the combined company and the current security holders of McLeodUSA will own approximately 25% of the combined company. The $30 million of expected synergies were allocated between PAETEC and US LEC based on the expected benefits from this ownership. Using projections of PAETEC management, Merrill Lynch calculated that, based on their respective 2007E, 2008E and 2009E adjusted EBITDA, PAETEC’s and US LEC’s respective equity ownership, excluding the expected synergies, would equal 76% for current security holders of PAETEC and 24% for current security holders of McLeodUSA in each respective year.

Value Creation Analysis. Merrill Lynch analyzed the value created by the merger over a range of trading multiples of 2008E firm value to adjusted EBITDA from 8.0x to 11.0x based on PAETEC’s implied stand-alone projected share price, as well as the pro forma implied combined PAETEC share price, both excluding the $30 million of expected synergies and including the expected synergies. This analysis is relevant to the PAETEC board of directors, because it provides a comparison of possible values between PAETEC on a stand-alone basis and the combined company after the merger. Merrill Lynch calculated that the implied PAETEC share price would range from $9.81 to $15.46. By comparison, the implied combined PAETEC price following the merger, excluding expected synergies, would range from $9.76 to $14.97 and the implied combined PAETEC share price following the merger, including $30 million of expected synergies, would range from $11.19 to $16.94.

Expected Synergies Analysis. The management of PAETEC and the management of McLeodUSA have developed an analysis of the expected synergies, which are the amounts and timing of the cost savings and related expenses expected to result from the merger. PAETEC and McLeodUSA have announced that they expect that the combined company will realize by fiscal year 2009 $30 million of run-rate synergies resulting from the merger.

Miscellaneous. Merrill Lynch is acting as financial adviser to the PAETEC board of directors in connection with the merger. Under the terms of its engagement, PAETEC has agreed to pay Merrill Lynch a fee of $4.5 million for its financial advisory services, including its opinion discussed above. PAETEC will pay the entire amount of the fee upon completion of the merger. If the merger is not completed and PAETEC receives a “break-up” or similar fee or payment from McLeodUSA, PAETEC has agreed to pay Merrill Lynch a fee equal to $4.5 million. PAETEC has agreed also to reimburse Merrill Lynch for expenses reasonably incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Merrill Lynch and certain related persons for various liabilities related to or arising out of its engagement, including liabilities arising under the federal securities laws.

Merrill Lynch and its affiliates currently provide and, during the past two years, have from time to time provided financial advisory and financing services to PAETEC or its affiliates for which they will receive or have received fees and other payments of approximately $11 million, including services provided in connection with PAETEC’s debt refinancing completed in June 2006, PAETEC’s merger with US LEC Corp. completed in February 2007, the syndication of PAETEC’s credit facilities completed in February 2007, and PAETEC’s debt refinancing completed in July 2007. In the ordinary course of business, Merrill Lynch and its affiliates may actively trade in securities of PAETEC, as well as bank debt of PAETEC, for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of McLeodUSA’s Directors, Executive Officers and Principal Stockholders in the Merger

McLeodUSA’s directors, executive officers and principal stockholders have interests in the merger that are different from, or in addition to, the interests of other McLeodUSA stockholders generally.

Treatment of McLeodUSA Equity Awards in the Merger. At the effective time of the merger, each then outstanding McLeodUSA stock option issued under the McLeodUSA 2006 Omnibus Equity Plan will be assumed by PAETEC and converted into a stock option for the common stock of PAETEC. Each assumed McLeodUSA stock option will be exercisable for the number of shares subject to the McLeodUSA stock option at the effective time of the merger, multiplied by the merger exchange ratio, rounded down to the nearest whole share and the exercise or purchase price for each assumed McLeodUSA stock option will be equal to the aggregate exercise price of the McLeodUSA stock option divided by the aggregate number of shares of PAETEC common stock to be subject to the McLeodUSA stock options, rounded up to the nearest whole cent. The terms and conditions of the assumed awards otherwise generally will remain the same, without any accelerated vesting, unless accelerated vesting was otherwise provided for in the option holder’s award agreement. The merger will cause the acceleration of vesting under the terms of stock option award agreements between McLeodUSA and those employees who hold a vice president or more senior position, as well as under the terms of stock option award agreements between McLeodUSA and its non-employee directors. The merger agreement provides that at the effective time of the merger, PAETEC will assume the McLeodUSA 2006 Omnibus Equity Plan.

The following McLeodUSA directors each hold an option to purchase 64,000 shares of McLeodUSA common stock at an exercise price of $9.29 per share: John H. Bonde, Donald C. Campion, Eugene I. Davis, Alex Stadler and D. Craig Young. Although the options held by McLeodUSA directors by their terms vest 50% on February 27, 2007 and in 25% increments on January 19, 2008 and 2009, any unvested options will fully vest and become exercisable to allow the directors to exercise them in connection with the merger. In addition, the following table sets forth information for each of McLeodUSA’s executive officers regarding the number of shares subject to both exercisable and unexercisable stock options as of October 31, 2007:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#) (1)		Option Exercise Price ($)
Royce J. Holland Chief Executive Officer	450,000	300,000	(2)	8.43

Joseph H. Ceryanec	30,000	30,000		8.33
Chief Financial Officer	—	80,000		9.29
	50,000	150,000		14.00

Richard J. Buyens	40,000	40,000		8.33
Executive Vice President-Sales	—	10,000		9.29

J. Christopher Ryan	32,500	32,500		8.33
Group Vice President-Customer Service and Information Technology	—	25,000		9.29

Christopher W. MacFarland	30,000	30,000		8.33
Group Vice President-Chief Technology	—	30,000		9.29
Officer	—	75,000		14.00

Bernard Zuroff	30,000	30,000		8.33
Group Vice President	—	10,000		9.29

Michael Edl	20,000	20,000		8.33
Group Vice President	—	20,000		9.29

Tim Naramore Group Vice President	22,500	67,500		14.00

John Dumbleton	27,500	27,500		8.33
Group Vice President	—	15,000		9.29

(1)	Except as otherwise described in these footnotes for Mr. Holland, each option vests either as to 25% of the underlying shares on the date of grant and as to 25% of the underlying shares on each of the first three anniversaries of the grant date or 25% on each anniversary of the option grant date. For all executive officers other than Mr. Holland, however, if the executive officer’s employment terminates before the first anniversary of his option grant date (other than for death or disability), both the exercisable and unexercisable portion of all options will terminate immediately and may not be exercised. The exercisable portion of Mr. Holland’s options will remain exercisable for 90 days upon termination of his employment, and for all other executive officers, the exercisable portion of each of their respective options will remain exercisable for 90 days upon termination for any reason other than cause, death or disability. If an executive officer’s employment terminates as a result of his death or disability, each option held by such executive officer will become fully vested immediately before such termination and will remain exercisable for one year thereafter.
(2)	Each option granted to Mr. Holland vests as to 30% of the underlying shares on the date of grant, as to 30% of the underlying shares on January 1, 2007, as to 30% of the underlying shares on January 1, 2008, and as to 10% of the underlying shares on January 1, 2009.

At the effective time of the merger, the 750,000 shares of outstanding McLeodUSA restricted stock held by Royce J. Holland, McLeodUSA’s Chief Executive Officer, will vest and be converted in the merger into the right to receive 975,000 shares of PAETEC common stock.

Employment Agreement with Royce J. Holland. Pursuant to McLeodUSA’s employment agreement with Mr. Holland, if Mr. Holland’s employment is terminated by McLeodUSA other than for “cause” or death or disability, or if he voluntarily terminates his employment for “good reason,” Mr. Holland will be entitled to receive the following benefits:

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a lump sum payment equal to two times (1) his annual base salary immediately before the date of termination plus (2) his annual target bonus for the fiscal year in which termination occurs, if termination occurs on or within one year following the merger;

•	any unpaid amounts of annual base salary and previously earned and unpaid annual bonus for periods before the date of termination; and

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medical and dental benefits and supplemental life insurance coverage for the lesser of 12 months following the date of termination or until Mr. Holland is provided benefits by another employer substantially comparable to the benefits provided by McLeodUSA.

As a condition to the receipt of the lump sum payment described in the first clause above and the provision by McLeodUSA of the benefit continuation described above, Mr. Holland will be required to execute and deliver a customary general release in favor of McLeodUSA and its affiliates.

If Mr. Holland is terminated by McLeodUSA for “cause” or voluntarily terminates his employment other than for “good reason,” Mr. Holland will be entitled to receive any portion of his annual base salary earned and unpaid and a bonus pro-rated through the date of his termination.

Completion of the merger and the occurrence of other related events will allow Mr. Holland voluntarily to terminate his employment for “good reason.” The employment agreement also subjects Mr. Holland to non-competition and non-solicitation covenants for a one-year period following his termination.

“Cause” is defined in Mr. Holland’s employment agreement to mean (1) Mr. Holland’s conviction by a court of competent jurisdiction for felony criminal conduct, (2) Mr. Holland’s gross negligence or willful misconduct, in either case in the performance of his duties that results in a detriment that is material to McLeodUSA and its subsidiaries taken as a whole, or (3) Mr. Holland’s willful and intentional material breach of the non-competition, non-solicitation or non-disparagement provisions of his employment agreement.

“Good reason” means the occurrence of any of the following events without Mr. Holland’s consent, in each case unless remedied by McLeodUSA within ten days after notice from Mr. Holland:

•	the failure to elect Mr. Holland to the McLeodUSA board of directors or to designate Mr. Holland as McLeodUSA’s Chief Executive Officer;

•	any action by McLeodUSA causing or requiring Mr. Holland to report to anyone other than the McLeodUSA board of directors;

•

the assignment to Mr. Holland of any duties inconsistent in any material respect with his position, authority, duties or responsibilities as contemplated by his employment agreement, or any other action by McLeodUSA which results in a significant diminution in such position, authority, duties or responsibilities;

•	McLeodUSA’s failure to assign Mr. Holland’s employment agreement to a successor of McLeodUSA or the failure of such successor explicitly to assume and agree to be bound by the employment agreement;

•	the relocation of McLeodUSA’s principal executive offices to any location greater than 35 miles from the location initially agreed upon; or

•	a reduction of Mr. Holland’s annual base salary or a material failure to pay benefits provided or referred to under the employment agreement.

If, within one year following a change in control of McLeodUSA, which will include the merger, Mr. Holland is terminated by McLeodUSA not for cause or death or disability or if Mr. Holland terminates his employment for good reason, he will be entitled to aggregate payments of approximately $2,000,000.

Executive Severance Agreements. McLeodUSA has entered into executive severance agreements with ten of its officers, including Messrs. Ceryanec, Buyens, Ryan and MacFarland. The executive severance agreements provide severance benefits if the executive officer’s employment is terminated by McLeodUSA without cause or by the executive officer for “good reason.” The severance benefits payable under the executive severance agreements are one year’s salary (or 18 months salary in the case of Mr. Ceryanec). As a condition to the receipt of the payments described above, an executive officer must adhere to his post-employment obligations and enter into a separation agreement with McLeodUSA that must include a full release of all claims.

Under the executive severance agreements, “cause” means that an executive officer has engaged in a criminal act or crime of moral turpitude involving McLeodUSA, engaged in gross negligence or willful misconduct that is materially injurious to McLeodUSA, monetarily or otherwise, or breached a fiduciary duty involving personal profit, including embezzlement, misappropriation or conversion of assets or opportunities of McLeodUSA or any of its affiliates or subsidiaries or knowingly and intentionally engaging in insider trading or similar activity in violation of applicable securities laws. “Good reason” under the executive severance agreements means any of the following:

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a reduction in the executive’s annual base salary or target bonus opportunity on the date of the applicable agreement, except that a pro rata reduction in target bonus opportunity for all employees eligible for a bonus will not be “good reason”;

•	a requirement that the executive work from a location that is more than 50 miles from the executive’s office location on the date of the applicable agreement;

•	a reduction in the executive’s position so the executive no longer occupies the same position or a substantially similar position with an appropriate title; or

•	a material reduction in the executive’s authority, duties, or responsibilities.

If all participants in the executive severance agreements, including Mr. Holland, became eligible for their benefits at the effective time of the merger, assuming the existing compensation arrangements were then in effect, the aggregate cash payments would equal approximately $4.5 million.

If the employment of the foregoing officers were terminated under any of the foregoing circumstances, the cash payments McLeodUSA or, after the merger, PAETEC would be obligated to make to such officers would have an estimated value of $435,000 in the case of Mr. Ceryanec, $350,000 in the case of Mr. Buyens, $240,000 in the case of Mr. Ryan and $240,000 in the case of Mr. MacFarland.

Registration Rights. The merger agreement obligates PAETEC to use commercially reasonable efforts, at or before the closing of the merger, to enter into a registration rights agreement with the Fidelity funds and the Wayzata funds covering the shares of PAETEC common stock they receive in the merger and any shares of PAETEC common stock issued by way of a stock dividend or other distribution with respect to such shares. The registration rights agreement will provide the Fidelity funds and the Wayzata funds with demand and piggy-back registration rights and will obligate PAETEC to file a shelf registration statement covering the shares held by them on or before May 15, 2008 if, at such date, PAETEC is eligible to use Form S-3, or, if not so eligible, as soon as reasonably practicable after PAETEC becomes eligible to use Form S-3. See “Other Agreements—Registration Rights Agreement” for more information about these registration rights.

Board Representation and Board Observer Rights. At the effective time of the merger, in accordance with the merger agreement and a board membership agreement to be entered into by PAETEC, the Wayzata funds and the Fidelity funds, PAETEC will take such action as may be necessary to cause an individual designated by the

Wayzata funds to be elected or appointed as a PAETEC director with a term expiring at PAETEC’s annual meeting of stockholders in 2009. In addition, the Fidelity funds will be permitted to designate an individual to participate in meetings of PAETEC’s board of directors as an observer. See “Other Agreements—Board Membership Agreement” for more information about these board membership and board observer rights.

Indemnification and Insurance

The merger agreement provides that, for at least six years after the effective time of the merger, PAETEC will maintain the indemnification provisions contained in the certificate of incorporation and bylaws of McLeodUSA as of the effective time of the merger and will fulfill and honor the obligations of McLeodUSA pursuant to any indemnification agreements between McLeodUSA and any of its present or former directors, officers and employees that are in effect immediately prior to the merger, subject to applicable laws.

The merger agreement requires PAETEC to use reasonable best efforts to cause to be maintained for a period of six years after the effective time of the merger the current directors’ and officers’ and fiduciary liability insurance policies maintained by McLeodUSA or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policies, with respect to claims arising from facts or events occurring on or before the effective time of the merger. PAETEC will not be required to make aggregate annual premium payments for such policies in excess of 200% of the annual premiums paid by McLeodUSA and its subsidiaries for directors’ and officers’ and fiduciary liability insurance as of the date of the merger agreement. If PAETEC is unable to maintain or obtain such insurance, it will obtain as much comparable insurance as is available for annual premium payments equal to 200% of the annual premiums currently paid by McLeodUSA for directors’ and officers’ and fiduciary liability insurance.

Employee Benefit Matters

Under the merger agreement, PAETEC has agreed that until the 12-month anniversary of the effective time of the merger that it will provide compensation and employee benefits for those McLeodUSA employees who continue as employees of PAETEC or its subsidiaries that are no less favorable in the aggregate than the compensation and employee benefits to which such continuing employees were entitled immediately prior to the effective time of the merger under McLeodUSA’s benefit plans.

In addition, under the merger agreement, PAETEC has agreed that McLeodUSA employees who begin participation in a PAETEC benefit plan after the effective time of the merger will be given credit for their service with McLeodUSA for purposes of eligibility, vesting and benefit accrual under the PAETEC benefit plan. However, no credit will be given for purposes of benefit accrual under any defined benefit retirement plan, for any new program for which credit for service prior to the effective date of such program is not given to a similarly situated employee of PAETEC or to the extent that the credit would result in the duplication of benefits for the same period of service. PAETEC will also give credit to McLeodUSA employees after the effective time to the extent they have satisfied pre-existing condition limitations, eligibility waiting periods, and out-of-pocket expenses and annual expense limitations under the current plans in which they are participating.

Effect on Awards Outstanding Under Stock Plan and Agreements

At the effective time of the merger, each then outstanding McLeodUSA stock option, whether or not vested or exercisable at that time, will be assumed by PAETEC and converted into an option to purchase a number of shares of PAETEC common stock equal to the number of shares subject to the original option multiplied by the exchange ratio, rounded down to the nearest whole share, at an exercise price equal to the aggregate exercise price for the shares of McLeodUSA common stock subject to such option divided by the aggregate number of shares of PAETEC common stock to be subject to such option, after giving effect to the adjustment to the number of shares subject to the option as a result of applying the exchange ratio, rounded up to the nearest whole cent. The terms and conditions of the assumed awards otherwise generally will remain the same, without any accelerated vesting, unless accelerated vesting was otherwise provided for in the option holder’s award agreement. The merger will cause the acceleration of vesting under the terms of stock option award agreements between McLeodUSA and those employees who hold a vice president or more senior position, as well as under the terms of stock option award agreements between McLeodUSA and its non-employee directors. As of October 31, 2007, outstanding stock options for approximately 2,484,000 shares of McLeodUSA common stock had been issued pursuant to such award agreements. The stock options of other McLeodUSA employees will accelerate only if their employment is terminated without cause within one year after the effective time of the merger.

Any holder of McLeodUSA options that will vest pursuant to the merger who gives proper notice of the exercise of such options and properly exercises them will be deemed to have exercised the options immediately prior to the effective time of the merger and will receive the right to receive shares of PAETEC common stock.

Before the effective time of the merger, McLeodUSA will take any corporate action necessary to effectuate the assumption and conversion of the McLeodUSA options, including amending the McLeodUSA 2006 Omnibus Equity Plan.

At the effective time of the merger, the 750,000 shares of outstanding McLeodUSA restricted stock held by Royce J. Holland, McLeodUSA’s Chief Executive Officer, will vest and be converted in the merger into the right to receive 975,000 shares of PAETEC common stock.

Management of PAETEC After the Merger

The senior management of PAETEC will remain unchanged following the completion of the merger. Arunas A. Chesonis will continue to serve as PAETEC’s Chairman of the Board, President and Chief Executive Officer, and the other executive officers of PAETEC will continue to serve in their current positions.

At the effective time of the merger, in accordance with the merger agreement and a board membership agreement to be entered into by PAETEC, the Wayzata funds and the Fidelity funds, PAETEC will cause the size of its board of directors to be increased from nine to ten directors. PAETEC will take such action as may be necessary to cause an individual designated by the Wayzata funds to be elected or appointed as a Class III director of PAETEC with a term expiring at PAETEC’s annual meeting of stockholders in 2009. In addition, the Fidelity funds will be permitted to designate an individual to participate in meetings of PAETEC’s board of directors as an observer. See “Other Agreements—Board Membership Agreement” for more information about these board membership and board observer rights.

NASDAQ Listing

It is a condition to the completion of the merger that the PAETEC common stock issuable to McLeodUSA stockholders pursuant to the merger agreement be authorized for listing on NASDAQ or any successor stock exchange, subject only to official notice of issuance.

Material U.S. Federal Income Tax Consequences of the Merger

General. The following discussion describes the material U.S. federal income tax consequences of the exchange of shares of McLeodUSA stock for PAETEC stock pursuant to the merger that are generally applicable to United States holders of McLeodUSA stock that hold such stock as a capital asset. For purposes of this discussion, the term “United States holder” is used to mean:

•	a citizen or resident of the United States;

•

a corporation, (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia;

•

a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons or has a valid election in effect under applicable U.S Treasury regulations to be treated as a United State person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a share of McLeodUSA stock, the tax treatment of a partner of such a partnership will depend upon the status of the partner and the activities of the partnership. If you are a partner of such a partnership holding a share of McLeodUSA stock, you are urged to consult your own tax advisers.

This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or “Code,” currently existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein to McLeodUSA stockholders. Neither McLeodUSA nor PAETEC has requested or will request a ruling from the Internal Revenue Service with regard to the tax consequences of the merger.

This discussion does not address U.S. federal income tax considerations that may be relevant to McLeodUSA stockholders that are not United States holders. In addition, the following discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular United States holders of McLeodUSA stock in light of their particular circumstances, such as stockholders who are dealers in securities, stockholders who received their shares in connection with the performance of services where such shares were subject to vesting restrictions, stockholders who are subject to the alternative minimum tax provisions of the Code, stockholders who are foreign persons, insurance companies, tax-exempt organizations, financial institutions, or broker-dealers, stockholders who hold their shares as part of a hedge, straddle, conversion or other risk-reduction transaction, stockholders who do not hold their McLeodUSA stock as capital assets, stockholders who hold their McLeodUSA stock through a partnership or other pass-through entity or stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. The following discussion also does not address the tax consequences of the merger under foreign, state or local tax laws or non-income tax consequences of the merger or of any transactions other than the merger.

Accordingly, McLeodUSA stockholders are urged to consult their own tax advisers as to the specific tax consequences to them of the merger, including the applicable federal, state, local and foreign tax consequences.

Qualification of the Merger as a Reorganization. Subject to the assumptions, exceptions, limitations and qualifications set forth in this discussion and in its tax opinion, it is the opinion of Hogan & Hartson L.L.P., counsel to PAETEC, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and, as a result, the following material U.S. federal income tax consequences will result:

•

No gain or loss will be recognized by holders of McLeodUSA stock solely upon their receipt of PAETEC stock in exchange for such McLeodUSA stock in the merger, except for gain or loss resulting from cash received instead of fractional shares, as described below.

•

The aggregate tax basis of the PAETEC stock received by each McLeodUSA stockholder in the merger will be the same as the aggregate tax basis of the McLeodUSA stock surrendered by such McLeodUSA stockholder in exchange therefor reduced by any tax basis in such McLeodUSA stock allocable to a fraction of a PAETEC share for which cash is received.

•

The holding period of the PAETEC stock received by each McLeodUSA stockholder in the merger will include the period for which the McLeodUSA stock surrendered in exchange thereof was considered to be held, provided that the McLeodUSA stock so surrendered is held as a capital asset at the time of the merger. If a McLeodUSA stockholder has differing bases or holding periods in respect of shares of McLeodUSA stock, such McLeodUSA stockholder should consult its tax adviser prior to the exchange with regard to identifying the bases or holding periods of the particular shares of PAETEC stock received in the merger.

•

Any cash payment received by a holder of McLeodUSA stock instead of a fractional share of PAETEC stock will be treated as if such fractional share had been issued in the merger and then redeemed by PAETEC. A McLeodUSA stockholder receiving such cash generally will recognize gain or loss upon such payment, measured by the difference, if any, between the amount of cash received and the portion of the tax basis of the McLeodUSA stock allocable to the fractional share. The gain or loss will be capital gain or loss if the shares of McLeodUSA stock were held as capital assets and will be long-term capital gain or loss if the McLeodUSA stock exchanged for that fractional share of PAETEC stock had been held for more than one year at the time of the merger.

•

If a McLeodUSA stockholder dissents to the merger and receives solely cash in exchange for such stockholder’s McLeodUSA stock, such cash will, except as set forth hereafter, be treated as a distribution in redemption of such stockholder’s McLeodUSA stock. In that case, the stockholder will recognize gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the McLeodUSA stock surrendered. However, in certain situations when the stockholder owns PAETEC stock directly or indirectly by reason of certain attribution rules set forth in the Code, the cash received could be treated as dividend income to the stockholder not reduced by the stockholder’s tax basis in the stockholder’s McLeodUSA stock.

The foregoing tax opinion will not be binding on the IRS or the courts nor preclude the IRS from adopting a contrary position. This opinion assumes that the merger will be completed as described in this proxy statement/prospectus and in accordance with the merger agreement and related agreements in their current form. In addition, the opinion is based on specified assumptions, including assumptions as to the absence of changes in facts or in law between the date of the delivery of applicable representations and the completion of the merger, and limitations, as well as factual representations and covenants made by PAETEC and McLeodUSA, including representations in certificates of officers of PAETEC and McLeodUSA delivered to tax counsel. If any of those assumptions, representations or covenants is inaccurate, the tax consequences of the transaction could differ materially from those summarized above. Neither PAETEC nor McLeodUSA is currently aware of any facts or circumstances which would cause any such representations made to counsel to be untrue or incorrect in an any material respect. Hogan & Hartson L.L.P. is under no obligation to update the opinion as a result of a change in law after the date of the merger or discovery of any inaccuracy in such assumptions, representations or covenants.

The obligation of the respective parties to complete the merger is not conditioned on the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code, nor is it conditioned on the receipt of a further tax opinion from counsel.

U.S. Tax Reporting. If, as discussed above, the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, it is also the opinion of Hogan & Hartson L.L.P. that each “significant” United States holder of McLeodUSA stock, which means each stockholder owning at least 1% of outstanding McLeodUSA stock, that receives PAETEC stock in the merger will be required to file a statement with the stockholder’s U.S. federal income tax return setting forth (1) the names and employer identification numbers of all of the parties to the merger, (2) the date of the merger and (3) the fair market value, determined immediately before the merger, of all the stock and securities of McLeodUSA held by the stockholder that is transferred pursuant to the merger and the stockholder’s basis, determined immediately before the merger, in the stock and securities of McLeodUSA. In addition, all United States holders of McLeodUSA stock will be required to retain in their permanent records information regarding the amount, basis and fair market value of McLeodUSA stock and securities transferred pursuant to the merger.

U.S. Federal Backup Withholding. It is the opinion of Hogan & Hartson L.L.P. that a noncorporate United States holder of McLeodUSA stock may be subject, under some circumstances, to U.S. backup withholding at a rate of 28% with respect to some payments made in the merger unless the holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, if the required information is furnished to the IRS.

Regulatory Matters

To complete the merger, PAETEC and McLeodUSA must obtain approvals or consents from, and make filings with and observe waiting periods in connection with, a number of United States federal or state antitrust, communications, public utility and other regulatory authorities. The material federal and state approvals, consents and filings are described below. PAETEC and McLeodUSA are not currently aware of any other material governmental consents, approvals or filings that are required before the parties’ completion of the merger. If additional approvals, consents and filings are required to complete the merger, PAETEC and McLeodUSA contemplate that they will seek or make such consents, approvals and filings.

PAETEC and McLeodUSA will seek to complete the merger in the first quarter of 2008. Although PAETEC and McLeodUSA have sought the required consents and approvals and the termination of required waiting periods described below to complete the merger, there can be no assurance as to PAETEC’s and McLeodUSA’s ultimate ability to obtain and maintain these consents, approvals and waiting period terminations through the completion of the merger or to obtain on satisfactory terms any additional consents or approvals which may otherwise become necessary.

Hart-Scott-Rodino Act

The merger is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that some acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the Department of Justice and the FTC and until the waiting period has been terminated or has expired. PAETEC and McLeodUSA each filed HSR Act notifications with the Antitrust Division and the FTC on October 16, 2007. The FTC granted early termination of the HSR Act waiting period on October 26, 2007. The termination of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the merger on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed merger or challenge the completed merger. Neither PAETEC nor McLeodUSA believes that the merger will violate federal antitrust laws, but there can be no guarantee that the Antitrust Division or the FTC will not take a different position. If the merger is not completed within 12 months after the termination of the HSR Act waiting period, PAETEC and McLeodUSA could be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period could have to expire or be earlier terminated before the merger could be completed.

Federal Communications Commission

The Federal Communications Act of 1934, as amended, and the FCC’s rules require that the FCC grant prior approval for the transfer of control of FCC licenses and authorizations. McLeodUSA holds FCC licenses and authorizations for the provision of telecommunications and other services, including wireless communications, in the United States. The merger will constitute a transfer of control to PAETEC of the FCC licenses and authorizations held by McLeodUSA and its subsidiaries. On October 4, 2007, PAETEC and McLeodUSA began filing applications with the FCC requesting approval of the transfer of control to PAETEC of these licenses and authorizations.

State Regulatory Approvals

McLeodUSA’s subsidiaries hold certificates, licenses and service authorizations issued by the state public utility commissions of various states, which we refer to as “state PUCs.” Some of these certificates, licenses and service authorizations relate to the provision of competitive local exchange services, while others relate to the provision of intrastate interexchange and other services. Many of the state PUCs in states in which the companies operate require prior approval for the transfer of control of these certificates, licenses and authorizations and/or for companies to incur, guarantee or secure borrowings. Other state PUCs do not require prior approval for such transactions, or in some cases require only that notice be provided. Between September 26, 2007 and November 1, 2007, PAETEC and McLeodUSA and their subsidiaries filed applications or notices with various state PUCs requesting approval or giving notice of the merger and/or the planned participation of McLeodUSA’s subsidiaries in PAETEC’s existing debt financing arrangements.

Accounting Treatment

PAETEC will account for the merger as a purchase of McLeodUSA by PAETEC using the purchase method of accounting under GAAP. To identify PAETEC as the acquiring entity, the companies considered the specified composition of the board of directors and senior management of PAETEC as of the effective time of the merger and the relative share ownership of PAETEC common stock as of the effective time of the merger by PAETEC and former McLeodUSA stockholders. As a result, the assets, including identifiable intangible assets, and liabilities of McLeodUSA as of the effective time of the merger will be recorded at their respective fair values and added to those of PAETEC. Any excess of purchase price over the net fair values of McLeodUSA’s assets and liabilities will be recorded as goodwill. Consolidated financial statements of PAETEC after the effective time of the merger will reflect those fair values and will not be restated retroactively to reflect the historical financial position or results of operations of McLeodUSA. The results of operations of McLeodUSA will be combined with the results of operations of PAETEC and will be included in the results of operations of PAETEC beginning on the effective date of the merger. Following the merger, the earnings of PAETEC will reflect the effect of any additional indebtedness and purchase accounting adjustments, including any increased interest expense and depreciation and amortization of acquired assets.

Appraisal Rights of Dissenting McLeodUSA Stockholders

If the merger is completed, a holder of record of shares of McLeodUSA common stock on the date of making a demand for appraisal, as described below, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 of the DGCL, and to receive payment for the “fair value” of those shares instead of the consideration provided for in the merger agreement. To be eligible to receive this payment, however, a McLeodUSA stockholder must:

•	deliver a written demand for appraisal to McLeodUSA within 20 days of the date of mailing of this proxy statement/prospectus;

•	not consent in writing to the adoption of the merger agreement and approval of the transactions contemplated thereby;

•	continue to hold the stockholder’s shares through the effective time of the merger; and

•	strictly comply with the procedures set forth in Section 262.

This proxy statement/prospectus is being sent to all holders of record of McLeodUSA common stock as of the date of this proxy statement/prospectus and constitutes the notice of the appraisal rights available to those holders under Section 262. Under the merger agreement, if the holders of more than 15% of the issued and outstanding shares of McLeodUSA common stock properly demand appraisal, PAETEC is not required to complete the merger.

The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that McLeodUSA stockholders exercise their right to appraisal under Section 262. The following summary is not a complete statement of Section 262 of the DGCL, and is qualified in its entirety by reference to Section 262, which is incorporated herein by reference, together with any amendments to the laws that may be adopted after the date of this proxy statement/prospectus. A copy of Section 262 is attached as

Annex C to this proxy statement/prospectus. The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures in Section 262. Failure to follow any of these procedures may result in a termination or waiver of appraisal rights under Section 262.

A holder of shares of McLeodUSA common stock who elects to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of its shares before                     , 2008. The written demand must identify the stockholder of record and state the stockholder’s intention to demand appraisal of the stockholder’s shares. All demands should be delivered to:

McLeodUSA Incorporated

1 Martha’s Way

Hiawatha, Iowa 52233

Attention: Secretary

Only a holder of shares of McLeodUSA common stock on the date of making a written demand for appraisal who did not execute the written consent adopting the merger agreement and approving the transactions contemplated thereby and who continuously holds those shares through the time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder’s name appears on the holder’s stock certificates representing shares of McLeodUSA common stock. If McLeodUSA common stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If McLeodUSA common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record, but the agent must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares.

A record holder such as a broker who holds shares of McLeodUSA common stock as a nominee for beneficial owners, some of whom wish to demand appraisal, must exercise appraisal rights on behalf of those beneficial owners with respect to the shares of McLeodUSA common stock held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of McLeodUSA common stock covered by the demand. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of McLeodUSA common stock held in the name of the record owner.

Beneficial owners of shares who are not record owners of those shares and who intend to exercise appraisal rights should instruct the record owner of the shares to comply with the statutory requirements with respect to the exercise of appraisal rights before                     , 2008.

Within ten days after the effective time of the merger, the surviving or resulting corporation is required to send a notice of the effectiveness of the merger to each McLeodUSA stockholder who, in response to this proxy statement/prospectus, has timely delivered a written demand for appraisal as set forth in the fourth paragraph of this section.

Within 120 days after the effective time of the merger, the surviving or resulting corporation or any stockholder who has complied with the requirement of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of McLeodUSA common stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the surviving or resulting corporation. If no petition is filed by either the surviving or resulting corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving or resulting corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving or resulting corporation will be under no obligation to take any action in this regard and has no present intention to do so. Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of McLeodUSA common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Within 120 days after the effective time of the merger, any stockholder who has complied with subsections (a) and (d) of Section 262 will be entitled, upon written request, to receive from the surviving or resulting corporation a statement setting forth the total number of shares of McLeodUSA common stock not voted or not subject to a written consent in favor of the merger agreement and the transactions contemplated thereby with respect to which demands for appraisal have been received by McLeodUSA and the number of holders of those shares. The statement must be mailed within 10 days after McLeodUSA has received the written request or within 10 days after the time for delivery of demands for appraisal under subsection (d) of Section 262 has expired, whichever is later.

If a petition for an appraisal is timely filed by a stockholder and a copy thereof is served upon McLeodUSA, McLeodUSA will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the holders of shares of capital stock who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After the Delaware Court of Chancery determines the holders of capital stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Delaware Court of Chancery shall determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, to be paid, if any, upon the amount determined to be “fair value” in an appraisal proceeding. In determining the fair value of the shares the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of McLeodUSA common stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the McLeodUSA common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the merger.

If any stockholder who demands appraisal of the stockholder’s shares of McLeodUSA common stock under Section 262 fails to perfect, or effectively withdraws or loses, the stockholder’s right to appraisal, as provided in the DGCL, the shares of McLeodUSA common stock of such stockholder will be converted into the right to receive the shares of PAETEC common stock provided for in the merger agreement in accordance with the merger agreement. A stockholder will fail to perfect, or effectively lose or withdraw, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to McLeodUSA a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the merger transaction, except that any such attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of McLeodUSA and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval. The foregoing, however, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time of the merger.

In view of the complexity of these provisions of the Delaware corporate law, any McLeodUSA stockholder who is considering exercising appraisal rights should consult a legal adviser.

Resales of PAETEC Common Stock

PAETEC common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any McLeodUSA stockholder who may be deemed an “affiliate” of McLeodUSA under the Securities Act at the time the merger transaction was submitted to McLeodUSA stockholders for consent. The shares subject to these restrictions may generally only be resold by the holders of the shares in accordance with Rule 145 under the Securities Act. PAETEC expects that these stockholders will agree not to transfer any PAETEC common stock received in the merger except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act. The merger agreement requires McLeodUSA to use commercially reasonable efforts to cause its stockholders who, in McLeodUSA’s reasonable judgment, are affiliates to enter into these agreements as soon as reasonably practicable following execution of the merger agreement. This proxy statement/prospectus does not cover resales of PAETEC common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Concurrently with the execution of the merger agreement, PAETEC entered into agreements with the Wayzata funds, the Fidelity funds and the Jefferies fund, which collectively owned approximately 67% of the outstanding McLeodUSA common stock as of the date of the merger agreement. These stockholders have agreed not to sell or otherwise dispose of their PAETEC merger shares during the 90-day period following the merger closing date. For more information about these arrangements, see “Other Agreements—Lock-Up Agreements.” The restrictions on transfer contained in such agreements are in addition to the restrictions described in the preceding paragraph.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified in its entirety by reference to the complete merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. All stockholders of PAETEC and McLeodUSA are urged to read the merger agreement carefully and in its entirety to understand the rights and obligations of PAETEC and McLeodUSA under the merger agreement.

The Merger

At the effective time of the merger, PS Acquisition Corp., PAETEC Holding Corp.’s wholly-owned subsidiary, will be merged with and into McLeodUSA in accordance with the DGCL. McLeodUSA will be the surviving corporation and will continue its corporate existence under the laws of Delaware and will succeed to and assume all of the rights and obligations of McLeodUSA and PS Acquisition Corp. in accordance with the DGCL. As a result of the merger, McLeodUSA will become a direct wholly-owned subsidiary of PAETEC.

Timing of Closing

The closing of the merger will take place at 10:00 a.m., New York time, on a date to be specified by the parties, except that the companies will not be required to complete the merger before January 10, 2008. Subject to the foregoing, and unless the parties agree on another closing date, the merger closing will take place no later than the second business day after satisfaction or waiver of the conditions to closing set forth in the merger agreement, other than those conditions that by their terms are to be satisfied at the closing.

Merger Consideration

Conversion of McLeodUSA Common Stock at Exchange Ratio

At the effective time of the merger, each issued and outstanding share of McLeodUSA common stock, other than those shares to be canceled, will be converted into the right to receive 1.30 of shares of PAETEC common stock. The exchange ratio, the shares of PAETEC common stock to be issued, any payment in lieu of fractional shares and any amount of dividends or other distributions to be made relating to the McLeodUSA common stock will be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend, reorganization, reclassification or other similar change with respect to McLeodUSA or PAETEC common stock having a record date occurring before the effective time of the merger.

Cancellation of Certain McLeodUSA Common Stock

At the effective time of the merger, each share of McLeodUSA common stock, if any, that is owned by PAETEC or PS Acquisition Corp. or held in the treasury of McLeodUSA will automatically be canceled and no consideration will be delivered in exchange for such shares.

Conversion of PS Acquisition Corp. Common Stock

At the effective time of the merger, each share of the common stock of PS Acquisition Corp. issued and outstanding immediately before the effective time of the merger will be converted into one fully paid and nonassessable share of common stock of McLeodUSA, as the surviving corporation in the merger.

Payment of Cash in Lieu of Fractional Shares

PAETEC will not issue any fractional shares of its common stock upon the surrender of any certificates. Holders of shares of McLeodUSA common stock will receive an amount of cash, rounded to the nearest whole cent, in lieu of fractional shares equal to the product of the fractional share interest that such holder would otherwise receive, after aggregating all shares of PAETEC common stock that would otherwise be received by such holder, multiplied by the average of the closing price of one share of PAETEC common stock as reported by The NASDAQ Stock Market on the trading date that is one trading day before the merger closing date.

Restricted Stock

At the effective time of the merger, each of the 750,000 shares of restricted stock granted under the McLeodUSA Incorporated 2006 Omnibus Equity Plan that are outstanding will vest and be converted in the merger into the right to receive 1.30 shares of PAETEC common stock.

Assumption and Conversion of Options

At the effective time of the merger, each then outstanding option to acquire McLeodUSA common stock, whether or not vested or exercisable at that time, will be assumed by PAETEC and converted into an option to purchase PAETEC common stock on the same terms and conditions that were applicable to such option before the merger, except that:

•

each assumed McLeodUSA option will be exercisable for that number of whole shares of PAETEC common stock that is equal to the product of the number of shares of McLeodUSA common stock subject to the option multiplied by the exchange ratio, rounded down to the nearest whole share; and

•

the per share exercise price of each assumed option will equal the quotient determined by dividing the aggregate exercise price for the shares of McLeodUSA common stock subject to such option by the aggregate number of shares of PAETEC common stock to be subject to such option, after giving effect to the adjustment to the number of shares subject to the option as a result of applying the exchange ratio, rounded up to the nearest whole cent.

The conversion of any McLeodUSA option will be made so as not to constitute a “modification” of such McLeodUSA option within the meaning of Section 424 of the Internal Revenue Code.

The terms and conditions of the assumed awards otherwise generally will remain the same, without any accelerated vesting, unless accelerated vesting was otherwise provided in the applicable award agreement of the stock option holder. The merger will cause the acceleration of vesting under the terms of stock option award agreements between McLeodUSA and those employees who hold a vice president or more senior position, as well as under the terms of stock option award agreements between McLeodUSA and its non-employee directors. As of October 31, 2007, outstanding stock options for approximately 2,484,000 shares of McLeodUSA common stock had been issued pursuant to such award agreements. The stock options of other McLeodUSA employees will accelerate only if their employment is terminated without cause within one year after the effective time of the merger.

Any holder of McLeodUSA options that will vest pursuant to the merger who gives proper notice of the exercise of such options and properly exercises them will be deemed to have exercised the options immediately before the effective time of the merger and will receive the right to receive shares of PAETEC common stock in the manner described above under “Merger Consideration—Conversion of McLeodUSA Common Stock at Exchange Ratio.”

To the extent necessary, before the effective time of the merger, McLeodUSA will be required to take any corporate action necessary to effectuate the assumption and conversion of the McLeodUSA options, including amending the McLeodUSA Incorporated 2006 Omnibus Equity Plan.

As of October 31, 2007, options to acquire 2,712,300 shares of McLeodUSA common stock were outstanding.

Procedures for Exchange of Share Certificates; Fractional Shares

PAETEC will choose an exchange agent reasonably satisfactory to McLeodUSA. After the effective time of the merger, the exchange agent will mail to each holder of record of McLeodUSA common stock immediately before the effective time of the merger the following:

•

a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to certificates representing shares of McLeodUSA common stock will pass, only upon delivery of the certificates to the exchange agent and will be in such form and have such other provisions as are reasonably satisfactory to PAETEC and McLeodUSA; and

•

other appropriate materials and instructions for surrendering the certificates in exchange for certificates representing whole shares of PAETEC common stock, cash in lieu of any fractional shares and any dividends or other distributions payable.

A holder of McLeodUSA common stock will be required to surrender to the exchange agent for cancellation any certificate representing such shares, together with a duly completed and validly executed letter of transmittal, and such other documents as may reasonably be required by the exchange agent. Upon a proper surrender, the holder will be entitled to receive in exchange for such certificates that number of whole shares of PAETEC common stock, after taking into account all certificates surrendered by such holder, to which such holder is entitled pursuant to the merger agreement, payment by cash or check in lieu of fractional shares and any other dividends or distributions payable. In the event of a transfer of ownership of McLeodUSA common stock that is not registered in the transfer records of McLeodUSA, a certificate representing the proper number of shares of PAETEC common stock may be issued to a person other than the person in whose name the certificate so surrendered is registered if such certificate is properly endorsed or otherwise in proper form for transfer, and the person requesting such issuance will pay any transfer or other taxes required by reason of the issuance of shares of PAETEC common stock to a person other than the registered holder of such certificate or will establish to the reasonable satisfaction of PAETEC that such taxes have been paid or are not applicable.

Until properly surrendered, each McLeodUSA common stock certificate will be deemed at any time after the effective time of the merger to represent only the right to receive the consideration upon such surrender that the holder has the right to receive, cash in lieu of fractional shares and any other dividends or distributions payable. No interest will be paid or will accrue on any cash amount payable to holders of certificates for fractional shares or dividends or other distributions.

Conditions to the Completion of the Merger

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both PAETEC and McLeodUSA to effect the merger:

•

the vote of PAETEC stockholders approving the issuance of the shares in the merger and any other matters required by applicable laws to be submitted to a vote of the PAETEC stockholders to permit completion of the merger, which we refer to as the “PAETEC stockholder approval” or the “PAETEC stockholder approval matters”;

•

the vote or consent of McLeodUSA stockholders adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement, which was satisfied by the execution of written consents by McLeodUSA stockholders delivered to PAETEC on September 17, 2007, which we refer to as the “McLeodUSA stockholder approval” or the “McLeodUSA stockholder approval matters”;

•

the absence of judgments, orders, decrees, statutes, laws, ordinances, rules, regulations or other legal restraints or prohibitions of any court or other governmental entity preventing the completion of the transactions contemplated by the merger agreement;

•	the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part;

•	the authorization for listing on The NASDAQ Stock Market of the shares of PAETEC common stock issuable to McLeodUSA stockholders pursuant to the merger;

•	the termination or expiration of the applicable waiting periods under the HSR Act and the receipt of any approvals under the HSR Act;

•

the receipt of all other regulatory approvals, including the authorization for the completion of the merger required to be obtained from the FCC and approvals required to be obtained from state regulatory bodies;

•

the receipt of required approvals from foreign governments, unless failure to obtain them would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on PAETEC and its subsidiaries, taken as a whole after giving effect to the merger;

•	the receipt by each party of the required closing certificate from the other party; and

•

the absence of any change, event, violation, inaccuracy, circumstance or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a material adverse effect on the other party and its subsidiaries, taken as a whole.

The merger agreement contains additional closing conditions that apply solely to the obligation of PAETEC to effect the merger:

•

the truth and correctness of the representations and warranties of McLeodUSA, except where such failure to be true and correct would not have a material adverse effect on McLeodUSA and its subsidiaries, taken as a whole;

•	the performance in all material respects of McLeodUSA’s obligations under the merger agreement;

•	the discharge and satisfaction in full of McLeodUSA’s outstanding 10 1/2% Senior Second Secured Notes due 2011;

•

the receipt of any other consents, approvals and authorizations of any other governmental entity or any person required to be made or obtained by McLeodUSA, PAETEC, or any of their subsidiaries to complete the merger and the other transactions contemplated by the merger agreement, except where the failure to do so would not have, individually or in the aggregate, a material adverse effect on PAETEC and its subsidiaries, taken as a whole after giving effect to the merger;

•

the demand by holders of no greater than 15% of the issued and outstanding shares of McLeodUSA common stock of appraisal for such shares in accordance with the DGCL, excluding any demand by holders of McLeodUSA common stock that fail to perfect, withdraw or otherwise lose their appraisal rights;

•

the receipt by PAETEC of a communications regulatory opinion from its legal counsel to the effect that PAETEC and its subsidiaries have received all required FCC authorizations, licenses and permits, that such authorizations remain in full force and effect and are not subject to any pending or threatened proceeding or challenge, and that the completion of the merger will not result in the termination, revocation or material impairment of such authorizations;

•

the receipt by PAETEC from McLeodUSA of amendments terminating the McLeodUSA stockholders’ agreement and McLeodUSA registration rights agreement and the receipt from specified McLeodUSA stockholders of lock-up letters, none of which agreements or letters will have been breached, amended or modified in any manner and all of which agreements and letters will be in full force and effect; and

•	the receipt by PAETEC of evidence reasonably satisfactory to it that McLeodUSA has taken all action necessary to transfer or otherwise dispose of a specified investment.

The merger agreement contains the following additional closing conditions that apply solely to the obligations of McLeodUSA to effect the merger:

•

the truth and correctness of the representations and warranties of PAETEC, except where such failure to be true and correct would not have a material adverse effect on PAETEC and its subsidiaries, taken as a whole;

•	the performance in all material respects of the obligations of PAETEC and PS Acquisition Corp. under the merger agreement; and

•

the performance of PAETEC’s obligation under the merger agreement to increase the size of PAETEC’s board of directors by one member, to take such actions as may be necessary to cause to be elected or appointed an individual designated by the Wayzata funds, and to deliver a board membership agreement providing for specified board membership and board observer rights as more fully described in the section of this proxy statement/prospectus entitled “The Merger—Management of PAETEC After the Merger.”

PAETEC and McLeodUSA each generally may waive conditions that apply to its closing obligations under the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, whether after approval of the merger transaction by the McLeodUSA stockholders, before or after approval of the matters presented at the PAETEC special meeting in connection with the merger by mutual written consent of PAETEC and McLeodUSA and, in the following circumstances, by either PAETEC or McLeodUSA:

•

if the merger is not completed by February 14, 2008, unless extended up to an additional 30 days under certain circumstances by either party, which such date, as it may be extended, is referred to as the “outside date,” except that this right to terminate the merger agreement will not be available to a party whose failure to perform any of its obligations under the merger agreement has been the cause of the merger not occurring on or before the outside date;

•

if the PAETEC stockholders do not approve the issuance of shares of PAETEC common stock in the merger or approve any other matters related to the merger which are required by applicable laws to be submitted to PAETEC stockholders at the meeting of PAETEC stockholders at which the vote to obtain such approval was taken;

•

if the McLeodUSA stockholders do not adopt the merger agreement and approve the transactions contemplated thereby or approve any other matters required by applicable laws to be submitted to McLeodUSA stockholders in connection with the merger;

•

if any final and nonappealable order or other action by any governmental entity permanently prevents the completion of the merger, except that this right to terminate the merger agreement will not be available to a party whose failure to use its reasonable best efforts to do all things necessary to complete the merger and the other transactions contemplated by the merger agreement, subject to specified exceptions, has caused the action by the governmental entity;

•

upon a breach on the part of the other party of any representation, warranty, covenant or agreement set forth in the merger agreement, or if any representation or warranty of the other party has become untrue, in either case so that the conditions with respect to the truth and accuracy of the representations and warranties of the other party or the performance in all material respects of the other party’s obligations would not be satisfied as of the time of the breach or as of the time the representation or warranty has become untrue;

•

if the board of directors of the other party or any committee thereof has effected a “change of recommendation,” as defined in the merger agreement, or approved or recommended any “alternative transaction,” as defined in the merger agreement; or

•	with respect to PAETEC, at any time before the date of the PAETEC stockholder approval, or with respect to McLeodUSA, at any time before October 15, 2007, if:

•

the board of directors or a board committee of the terminating party, for any reason, has resolved to terminate the merger agreement in order to enter into a definitive agreement with respect to a “superior proposal,” as defined in the merger agreement;

•

the terminating party provides the other party two business days’ prior written notice of its intent to terminate the merger agreement and enter into such an agreement, including the most current version of such agreement (or a description of all material terms and conditions) and, during the two business days before entering into the agreement, engaged in good faith negotiations so that the other party is able to make a revised proposal to amend the merger agreement in such a manner that such alternative transaction is no longer a “superior proposal”;

•

within two business days of receipt of the written notice, the other party does not make an offer that the board of directors of the terminating party determines, in good faith after consultation with a financial adviser of nationally recognized reputation, is at least as favorable to the terminating party’s stockholders as the superior proposal; and

•

the board of directors of the terminating party has determined in good faith, after consultation with its outside legal counsel, that, in light of such superior proposal, the failure of the board of directors to terminate the merger agreement to enter into a definitive agreement with respect to the superior proposal is reasonably likely to result in a breach of the board of directors’ fiduciary obligations to its stockholders under applicable laws.

The outside date may be extended by up to an additional 30 days to March 15, 2008 from February 14, 2008, at the election of either PAETEC of McLeodUSA, subject to the limitations noted above, only in the event that all conditions that apply to the obligations of PAETEC and McLeodUSA to effect the merger have been satisfied or waived, other than:

•	conditions that are to be satisfied by actions taken at the closing of the merger;

•	the termination or expiration of the applicable waiting periods under the HSR Act and the receipt of any approvals under the HSR Act;

•

the receipt of all other regulatory approvals, including the authorization for the completion of the merger required to be obtained from the FCC and approvals required to be obtained from state regulatory bodies or from foreign governments; or

•	the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part.

If the condition pertaining to the effectiveness of the registration statement on Form S-4 is satisfied on or before the outside date but not within sufficient time to permit PAETEC to hold the PAETEC special meeting before the outside date, the outside date may be extended at the election of PAETEC by up to an additional 30 days to permit PAETEC to hold the special meeting and provide the required notice to PAETEC’s stockholders in accordance with the DGCL.

The merger agreement may be terminated by PAETEC at any time before the effective time of the merger if the McLeodUSA board of directors or any McLeodUSA board committee fails, within ten business days after any tender or exchange offer relating to McLeodUSA common stock commenced by any third person has been first published, sent or given, to have sent to its securityholders a statement disclosing that the McLeodUSA board of directors recommends rejection of the tender offer or exchange offer.

The merger agreement defines a “change of recommendation” to mean, in the case of McLeodUSA, the withholding, withdrawal, amendment, qualification of the board of directors’ recommendation in favor of the

McLeodUSA stockholder approval matters and, in the case of PAETEC, the withholding, withdrawal, amendment, qualification or modification of the board of directors’ recommendation in favor of the PAETEC stockholder approval matters.

The merger agreement defines an “alternative transaction” to mean any of the following:

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a transaction pursuant to which any person or group of persons, directly or indirectly, acquires or would acquire more than 20% of the outstanding voting power of PAETEC common stock or McLeodUSA voting securities, as applicable;

•

a transaction pursuant to which any person or group of persons acquires or would acquire control of assets of PAETEC or McLeodUSA or any of their respective subsidiaries representing more than 20% of the fair market value of all of the assets, net revenues or net income of PAETEC and its subsidiaries, taken as a whole, or McLeodUSA and its subsidiaries, taken as a whole, immediately before the transaction; or

•

any other merger, share exchange, consolidation, business combination, recapitalization or similar transaction, other than the merger, involving PAETEC or McLeodUSA or any of their respective subsidiaries, as applicable, as a result of which the holders of shares of PAETEC common stock or McLeodUSA common stock, respectively, immediately before the transaction would not, in the aggregate, own more than 80% of the outstanding voting power of the surviving or resulting entity in the transaction immediately after its completion, in each case other than the transactions contemplated by the merger agreement.

The merger agreement defines “superior proposal” with respect to a party to mean an unsolicited, bona fide written proposal regarding a possible alternative transaction made by a third person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, all or substantially all of the assets of such party or over 50% of the outstanding voting securities of such party and as a result of which the stockholders of such party immediately preceding the transaction would hold less than 50% of the aggregate equity interests in the surviving or resulting entity of the transaction or its ultimate parent, which the board of directors of such party has in good faith determined to be more favorable, from a financial point of view, to such party’s stockholders in their capacities as stockholders, than the terms of the merger agreement, as it may be proposed to be amended by the other party, and to be reasonably capable in feasibility and certainty of being completed on the terms proposed. The board of directors must make its good faith determination after taking into account, among other things, its consultation with outside legal counsel and a financial adviser of national reputation.

Termination Fees

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the party has committed a willful or intentional breach of any representation, warranty, covenant or agreement of such party contained in the merger agreement. The provisions of the merger agreement relating to the effects of termination, fees and expenses, termination payments, governing law, jurisdiction, waiver of jury trial, specific performance and third-party beneficiaries, as well as the confidentiality agreement entered into between PAETEC and McLeodUSA, will continue in effect notwithstanding termination of the merger agreement. Upon a termination, a party may become obligated to pay to the other party a termination fee, which will be payable only once, as described below.

McLeodUSA will be obligated to pay to PAETEC, concurrently with termination, a termination fee equal to the sum of $14 million plus up to $500,000 for reimbursement of the reasonable out-of-pocket expenses incurred by PAETEC in connection with the transactions contemplated by the merger agreement. This termination fee, which is referred to as the “McLeodUSA termination payment,” will become payable by McLeodUSA if the merger agreement is terminated in any of the following circumstances:

•	by McLeodUSA pursuant to a superior proposal termination;

•	by PAETEC because the McLeodUSA board of directors or any board committee effects a change of recommendation;

•	by PAETEC because the McLeodUSA board of directors or any board committee approves or recommends any alternative transaction; or

•

by PAETEC because the McLeodUSA board of directors or any board committee shall have failed, within ten business days after any tender or exchange offer relating to the common stock of the other party commenced by any third person has been first published or given, to have sent to its securityholders a statement disclosing that the board of directors of the other party recommends rejection of the tender offer or exchange offer.

McLeodUSA’s right to terminate the merger agreement pursuant to a superior proposal termination expired on October 15, 2007.

PAETEC will be obligated to pay to McLeodUSA, concurrently with termination, a termination fee equal to the sum of $14 million plus up to $500,000 for reimbursement of the reasonable out-of-pocket expenses incurred by McLeodUSA in connection with the transactions contemplated by the merger agreement. This termination fee, which is referred to as the “PAETEC termination payment,” will become payable by PAETEC if the merger agreement is terminated in any of the following circumstances:

•	by McLeodUSA or PAETEC because the approval of the PAETEC merger share proposal and any other PAETEC stockholder approval matters has not been obtained;

•	by PAETEC pursuant to a superior proposal termination;

•	by McLeodUSA because the PAETEC board of directors or any board committee effects a change of recommendation; or

•	by McLeodUSA because the PAETEC board of directors or any board committee approves or recommends any alternative transaction.

In addition, the merger agreement provides that McLeodUSA will be obligated to pay PAETEC a fee of $4.8 million plus up to $500,000 for reimbursement of the reasonable out-of-pocket expenses incurred by PAETEC in connection with the transactions contemplated by the merger agreement if the merger agreement is terminated by PAETEC as a result of McLeodUSA’s failure to obtain the McLeodUSA stockholder approval by delivery of the written consents of McLeodUSA stockholders by 5:00 p.m., New York City time, on the first business day after the date of execution of the merger agreement. The required written consents of McLeodUSA stockholders were delivered to PAETEC on September 17, 2007 within the required period.

PAETEC Stockholder Vote

PAETEC has agreed to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable for the purpose of considering the PAETEC stockholder approval matters. In addition, PAETEC has agreed to use its commercially reasonable efforts to obtain from its stockholders the required stockholder vote in favor of the PAETEC stockholder approval matters. PAETEC is submitting the PAETEC merger share proposal for approval by its stockholders at this special meeting in accordance with these provisions of the merger agreement.

No Solicitation

PAETEC and McLeodUSA have agreed that from the time of the execution of the merger agreement until the completion of the merger or the termination of the merger agreement, subject to customary exceptions, neither they nor their subsidiaries nor any officer, director, employee, agent or representative, including any investment banker, financial adviser, attorney, accountant or other retained adviser, of PAETEC or McLeodUSA will directly or indirectly take any of the following actions:

•

enter into a contract with respect to the sale or disposition, directly or indirectly, of McLeodUSA or any of its subsidiaries or any of their respective businesses, on the one hand, or PAETEC or any of its subsidiaries or any of their respective businesses, on the other hand, or to a merger, share exchange, consolidation, acquisition or sale of other material assets, acquisition or sale of shares of capital stock or other equity interests, recapitalization, reorganization or similar transaction, that, if completed, would constitute or reasonably be expected to constitute an alternative transaction;

•

solicit, entertain, initiate, negotiate, encourage the initiation of, participate in or encourage proposals, discussions or negotiations with any person other than PAETEC or McLeodUSA, as the case may be, with respect to a potential alternative transaction; or

•	provide information relating to PAETEC or McLeodUSA or their subsidiaries or their respective businesses to any interested party in connection with a potential alternative transaction.

Notwithstanding these no-solicitation restrictions, PAETEC and McLeodUSA are permitted to furnish nonpublic information to a person making an unsolicited, bona fide written proposal (within 20 business days from September 17, 2007, in the case of McLeodUSA, and prior to the receipt of stockholder approval of the PAETEC merger share proposal, in the case of PAETEC) with respect to an alternative transaction that is reasonably likely to lead to a superior proposal and participate in discussions and negotiations with respect to such superior proposal, if and to the extent that the board of directors of PAETEC or McLeodUSA, as applicable, concludes in good faith, after consultation with its outside legal counsel, that the failure to do so is reasonably likely to result in a breach of its fiduciary obligations to stockholders under applicable laws, the person making the proposal executes a confidentiality and standstill agreement and PAETEC or McLeodUSA, as applicable, provides two days’ prior written notice to the other company of the taking of such action. The merger agreement requires that PAETEC and McLeodUSA notify each other of receipt of any proposal with respect to an alternative transaction. The merger agreement also permits the board of directors of PAETEC or McLeodUSA, as the case may be, to make a change of recommendation in response to the receipt of an unsolicited, bona fide written proposal with respect to an alternative transaction that is determined to be a superior proposal, if the board of directors of PAETEC or McLeodUSA, as applicable, has determined in good faith, after consultation with its outside legal counsel, that, in light of the superior proposal, the failure of the board of directors to effect a change of recommendation is reasonably likely to result in a breach of its fiduciary obligations to its stockholders under applicable laws.

The merger agreement required both PAETEC and its subsidiaries, and McLeodUSA and its subsidiaries, to cease and terminate any discussions or negotiations with any persons existing at the time of the execution of the merger agreement and to use reasonable best efforts to cause all persons other than PAETEC or McLeodUSA who have been furnished confidential information regarding PAETEC or McLeodUSA in connection with the solicitation of or discussions regarding a proposal with respect to an alternative transaction within the 12 months before the date of the signing of the merger agreement to promptly return or destroy such information. In addition, PAETEC and McLeodUSA have agreed not to, and to cause their respective subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which PAETEC or McLeodUSA or their respective subsidiaries is or may become a party.

PAETEC and McLeodUSA are required to use their reasonable best efforts to inform their respective representatives of the no-solicitation restrictions contained in the merger agreement.

Conduct of Business

PAETEC and McLeodUSA have agreed to restrict the conduct of their respective businesses between the date of the merger agreement and the effective time of the merger. In general, each of PAETEC and McLeodUSA has agreed to maintain its existence in good standing under applicable laws, to conduct its operations only in the ordinary course of business consistent with past practice, to use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of it and its subsidiaries, to preserve the current relationships with customers, suppliers and other persons with which it or any of its subsidiaries has significant business relations to the extent reasonably necessary to preserve substantially intact its business organization, and to maintain its assets, including its network facilities, in good condition and in material compliance with performance and industry standards, customer requirements, and applicable laws.

In addition, between the date of the merger agreement and the effective time of the merger, McLeodUSA has agreed to various specific restrictions relating to the conduct of its business and of its subsidiaries, including:

•	amendments or changes to the certificate of incorporation or bylaws or equivalent organizational documents of McLeodUSA or its subsidiaries;

•	the issuance, sale, pledge, disposition, grant, transfer or encumbrance of capital stock or other equity interests or the authorization of any such acts;

•	the declaration or payment of dividends or other distributions, other than specified ordinary course dividends or other distributions;

•	the entry into or amendment of any agreements regarding the voting of capital stock;

•	the reclassification, combination, split or subdivision of any of its capital stock or the issuance of any other securities in substitution for shares of its capital stock;

•	the acquisition of its capital stock, other equity interests or other securities;

•	the incurrence or guarantee of indebtedness for borrowed money;

•	the termination of or any material change in specified types of material contracts;

•	the entry into or amendment of material contracts;

•	the authorization of any loan to any person;

•	changes in employee benefits and compensation of directors, executive officers and, other than in the ordinary course of business, the other employees of McLeodUSA;

•	grants of specified rights to severance or termination pay;

•	changes in accounting policies or procedures, except as required by generally accepted accounting principles or by a governmental entity;

•	changes with regard to taxes, except as required by applicable laws;

•	actions to write up, write down or write off the book value of any assets, individually or in the aggregate;

•	the acquisition or disposition of assets, operations, business or securities;

•	the engagement in any merger, consolidation or other business combination with any person;

•	the payment, discharge, settlement or satisfaction of any material claims, liabilities, obligations or litigation;

•	the making of any material change in the conduct of its business, other than in the ordinary course; and

•

the entry into any non-competition contract or other contract that purports to limit either the type of business in which McLeodUSA or its subsidiaries may engage or the manner or locations in which any of them may so engage in any business.

In addition, between the date of the merger agreement and the effective time of the merger, PAETEC has agreed to various specific restrictions relating to the conduct of its business and of its subsidiaries, including:

•	amendments or changes to the certificate of incorporation or bylaws or equivalent organizational documents of PAETEC or any of its subsidiaries;

•	the reclassification, combination, split or subdivision of any of its capital stock or the issuance of any other securities in substitution for shares of its capital stock;

•	the declaration or payment of dividends or other distributions, other than specified ordinary course dividends or other distributions; and

•	the entry into or amendment of any agreements regarding the voting of capital stock.

Other Covenants and Agreements

Fees and Expenses. Each company has agreed to pay its own fees and expenses incurred in connection with the merger and the merger agreement, except that PAETEC and McLeodUSA each have agreed to pay one-half of any expenses incurred in connection with the filing of all notices or petitions for regulatory approval required by the FCC and relevant state public service or public utility commissions or similar state regulatory bodies, and the filing of pre-merger notification and report forms under the HSR Act.

Other Covenants and Agreements. The merger agreement contains other covenants and agreements, including those relating to the following:

•	cooperation between PAETEC and McLeodUSA in the preparation of this document;

•	timeliness in holding the PAETEC special meeting and the recommendation of the board of directors of PAETEC that stockholders vote in favor of the issuance of PAETEC common stock in the merger;

•	confidentiality and access by each of PAETEC and McLeodUSA to specified information about the other party during the period before the effective time of the merger;

•	joint consultation between PAETEC and McLeodUSA with respect to any public statements regarding the merger;

•	cooperation between PAETEC and McLeodUSA to obtain, and to keep each other apprised of the status of, all governmental approvals and consents required to complete the merger;

•

cooperation between PAETEC and McLeodUSA in the preparation of all returns or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by the merger agreement;

•	PAETEC’s use of reasonable best efforts to cause the PAETEC common stock issuable pursuant to the merger to be authorized for listing on The NASDAQ Stock Market;

•

PAETEC’s transfer of funds to McLeodUSA in an amount sufficient to permit McLeodUSA to discharge and satisfy all of its outstanding 10 1/2% Senior Second Secured Notes due 2011 in the manner specified in the merger agreement;

•	McLeodUSA’s agreement to cause the stockholders and registration rights agreements dated as of January 6, 2006 to be terminated;

•	McLeodUSA’s agreement to not amend its pre-effective registration statement on Form S-1 or its pre-effective registration statement on Form S-4 without the prior written consent of PAETEC;

•	McLeodUSA’s agreement to take all action necessary to transfer or otherwise dispose of a specified investment;

•	PAETEC’s use of commercially reasonable efforts to enter into a registration rights agreement with the Wayzata funds and the Fidelity funds;

•

McLeodUSA’s use of reasonable efforts to obtain the approval of its stockholders for any compensation or other payment payable to any employee or former employee that would give rise to any “excessive parachute payment” as defined in the Code;

•

cooperation between PAETEC and McLeodUSA in taking any action necessary to enable McLeodUSA and its subsidiaries to become parties to, and guarantors of, PAETEC’s obligations under its senior secured credit facilities and the indenture relating to PAETEC’s 9.5% Senior Notes due 2015, and to pledge their properties and assets to secure obligations under the senior secured credit facilities; and

•

PAETEC’s agreement to increase the size of PAETEC’s board of directors by one member, to take such actions as may be necessary to cause to be elected or appointed to the board of directors an individual designated by the Wayzata funds, and to deliver a board membership agreement providing for such board membership rights of the Wayzata funds and board observer rights for the Fidelity funds.

Representations and Warranties

The merger agreement contains certain reciprocal representations and warranties, many of which are qualified by materiality, made by each of PAETEC and McLeodUSA to the other company. The representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power, charter documents and ownership of subsidiaries;

•	capital structure;

•

corporate authority to enter into and perform the merger agreement, enforceability of the merger agreement, approval of the merger agreement by the parties’ boards of directors and voting requirements to complete the merger;

•	absence of any conflict with applicable laws and material contracts;

•	filings, or the inapplicability of requirements to make filings, with the SEC;

•	required filings or consents of other governmental entities;

•	accuracy of financial statements;

•	accuracy of information supplied or to be supplied in the registration statement of which this document forms a part;

•	absence of specified changes or events;

•	compliance with applicable laws and validity of permits;

•	compliance with communications laws;

•	brokers used in connection with the merger agreement;

•	that no anti-takeover statute is applicable to the merger or the transactions contemplated by the merger agreement;

•	opinions of financial advisers; and

•	tax matters.

The merger contains additional representations and warranties, many of which are qualified by materiality, made solely by McLeodUSA to PAETEC, relating to, among other topics, the following:

•	labor and other employment matters;

•	benefit plans;

•	absence of undisclosed interested party transactions;

•	environmental matters;

•	intellectual property matters;

•	ownership of real property;

•	right-of-way agreements and network facilities;

•	insurance policies;

•	customers and suppliers; and

•	title to personal property.

In addition, certain representations and warranties are made solely by PAETEC to McLeodUSA, relating to, among other things, the solvency of PAETEC.

The merger agreement also contains representations and warranties of PAETEC with respect to PS Acquisition Corp., which is its direct, wholly-owned subsidiary, including representations and warranties concerning corporate organization and authorization, no prior business activities, capitalization and approval of the merger agreement.

THE REPRESENTATIONS AND WARRANTIES DESCRIBED ABOVE AND INCLUDED IN THE MERGER AGREEMENT WERE MADE FOR PURPOSES OF THE MERGER AGREEMENT AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE RESPECTIVE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE MERGER AGREEMENT. IN ADDITION, SOME REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIC DATE, MAY BE SUBJECT TO A CONTRACTUAL STANDARD OF MATERIALITY DIFFERENT FROM WHAT MIGHT BE VIEWED AS MATERIAL TO STOCKHOLDERS, OR MAY HAVE BEEN USED FOR PURPOSES OF ALLOCATING RISK BETWEEN THE RESPECTIVE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS. THIS DESCRIPTION OF THE REPRESENTATIONS AND WARRANTIES, AND THEIR REPRODUCTION IN THE COPY OF THE MERGER AGREEMENT ATTACHED TO THIS DOCUMENT AS ANNEX A, ARE INCLUDED SOLELY TO PROVIDE INVESTORS WITH INFORMATION REGARDING THE TERMS OF THE MERGER AGREEMENT. ACCORDINGLY, THE REPRESENTATIONS AND WARRANTIES AND OTHER PROVISIONS OF THE MERGER AGREEMENT SHOULD NOT BE READ ALONE, BUT INSTEAD SHOULD BE READ TOGETHER WITH THE INFORMATION PROVIDED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. SEE “WHERE YOU CAN FIND MORE INFORMATION” ON PAGE 243.

Amendments, Extensions and Waivers

Amendments

The merger agreement may be amended by the parties at any time before or after the PAETEC stockholders approve the PAETEC stockholder approval matters or the McLeodUSA stockholders approve the McLeodUSA stockholder approval matters. However, after any such stockholder approval, there may not be, without further approval of PAETEC stockholders or McLeodUSA stockholders, as applicable, any amendment of the merger agreement that by applicable laws requires the further approval of such stockholders.

Extensions and Waivers

At any time before the effective time of the merger, with specified exceptions, any party may extend the time for performance of any obligations or other acts of any other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement, or waive compliance by another party with any of the agreements or conditions contained in the merger agreement. Any such extension or waiver must be in writing, and any such waiver will be subject to the same limitations as amendments of the merger agreement.

OTHER AGREEMENTS

PAETEC Voting Agreements

As a condition of and inducement to McLeodUSA’s entering into the merger agreement, PAETEC and McLeodUSA entered into voting agreements on September 17, 2007 with each of Arunas A. Chesonis, who is PAETEC’s Chairman and Chief Executive Officer, Keith M. Wilson, who is a director of PAETEC and PAETEC’s Executive Vice President and Chief Financial Officer, Edward J. Butler, who is PAETEC’s Executive Vice President and Chief Operating Officer, and Mark Zupan, Williams R. McDermott and H. Russell Frisby, Jr., each of whom is a PAETEC director. Under their voting agreements, each of these PAETEC executive officers and directors have agreed to cause all “covered shares,” as defined in the voting agreements, beneficially owned by them and outstanding as of the record date for the PAETEC special meeting to be counted as present at the special meeting for the purpose of establishing a quorum and voted in person or by proxy at the special meeting in favor of the PAETEC merger share proposal. As of the record date for the special meeting, the PAETEC security holders who are parties to the voting agreements collectively owned approximately     % of the PAETEC common stock outstanding and entitled to vote at the special meeting.

The covered shares subject to each PAETEC voting agreement consist of the outstanding common stock and common stock underlying restricted stock units and options that the executive officers and directors beneficially own, together with any of PAETEC’s voting securities that may be issued or exchanged with respect to such securities upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of PAETEC’s securities or any other change in PAETEC’s capital structure.

The PAETEC voting agreements further provide that such officers and directors will:

•	not take, or permit their representatives to take, actions inconsistent with their obligations under the voting agreement;

•

if requested by McLeodUSA, grant a proxy to persons designated by McLeodUSA, with full power of substitution and resubstitution, to vote the outstanding covered shares in favor of the PAETEC merger share proposal;

•	while the various voting agreements remain in effect, not sell or otherwise transfer any covered shares or any economic, voting or other direct or indirect interest in the covered shares, except that:

•	Mr. Chesonis may sell or otherwise transfer up to a total of 3,000,000 covered shares, and

•	each of the other officers and directors may sell or otherwise transfer up to a total of 33% of their covered shares; and

•	other than as set forth in the voting agreements, not grant a proxy or enter into any voting agreement concerning any of the covered shares.

Each voting agreement will terminate upon the earliest to occur of the following:

•	the termination of the merger agreement in accordance with its terms;

•	the completion of the merger;

•	the agreement of the parties to the voting agreement to terminate such agreement; or

•	the outside date, as defined under the merger agreement, as amended from time to time.

The foregoing is a summary of the material terms of the PAETEC voting agreements entered into by and among PAETEC, McLeodUSA and certain of PAETEC’s officers and directors. This summary does not purport to describe all of the terms of these voting agreements and is qualified in its entirety by reference to the form of

PAETEC voting agreement, which PAETEC filed with the SEC as an exhibit to its current report on Form 8-K filed on September 17, 2007. For more information regarding how you can obtain this document, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Lock-Up Agreements

On September 17, 2007, as a condition of and inducement to PAETEC’s entering into the merger agreement, each of the Fidelity funds, the Wayzata funds and the Jefferies fund, which we refer to collectively as the “lock-up parties,” executed lock-up letters. The lock-up parties together owned approximately 67% of the outstanding McLeodUSA common stock as of the date of the merger agreement.

Under the terms of the lock-up letters, the lock-up parties have agreed not to take any of the following actions without PAETEC’s prior written consent with respect to (1) any shares of McLeodUSA common stock or securities convertible into or exchangeable or exercisable for such common stock, until the earlier of the termination of the merger agreement in accordance with its terms or the completion of the merger, or (2) any shares of PAETEC common stock or securities convertible into or exchangeable or exercisable for any such common stock, during the period ending 90 days after the closing of the merger:

•

offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any such shares of common stock or securities convertible into or exchangeable or exercisable for any such common stock, or enter into any transaction which would have the same effect;

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such common stock; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

The foregoing is a summary of the material terms of the lock-up letters. This summary does not purport to describe all of the terms of these letters and is qualified in its entirety by reference to the form of lock-up letter, which PAETEC filed with the SEC as an exhibit to its current report on Form 8-K filed on September 17, 2007. For more information regarding how you can obtain this document, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Board Membership Agreement

Upon completion of the merger, PAETEC will enter into a board membership agreement with the Wayzata funds and the Fidelity funds, which will contain the following terms:

•

Board Representation. The Wayzata funds will have the right to designate one representative for appointment or nomination, as the case may be, to PAETEC’s board of directors. In the event of a vacancy created at any time by the death, disability, retirement, resignation or removal of a director designated by the Wayzata funds for appointment or nomination to PAETEC’s board, the Wayzata funds will have the right to designate a replacement representative reasonably acceptable to PAETEC to fill such vacancy. If the Wayzata funds do not designate a replacement representative within 30 days after receipt of notice of any such vacancy, PAETEC’s board of directors may fill such vacancy or reduce the number of authorized directors by one and the Wayzata funds’ right to designate a representative will terminate. For so long as the Wayzata funds are permitted to designate a representative, PAETEC will agree to take such action as may be necessary to cause each such individual to be appointed or elected as a member of PAETEC’s board of directors.

•

Non-Voting Board Observer. The Fidelity funds will have the right to appoint one representative to attend each meeting of PAETEC’s board of directors as a non-voting observer. In addition, the observer will have the right to present matters for consideration by PAETEC’s board of directors and to speak on matters before the board of directors. The observer also will be provided with all communications and materials that are provided to the board of directors generally.

•

Termination of Rights. The rights of the Wayzata funds and the Fidelity funds with respect to board representation and non-voting board observer status, as the case may be, will terminate upon the earlier to occur of (1) the date on which it ceases to beneficially own 50% or more of the shares of PAETEC common stock beneficially owned as of the closing of the merger, and (2) the second anniversary of the merger closing date.

Registration Rights Agreement

The merger agreement obligates PAETEC to use commercially reasonable efforts, at or before the closing of the merger, to enter into a registration rights agreement with the Fidelity funds and the Wayzata funds with respect to the shares of PAETEC common stock issued to such entities in the merger, and any shares of PAETEC common stock issued by way of a stock dividend or other distribution with respect to such shares. We refer to the shares of PAETEC common stock that will be covered by the registration rights agreement as the “registrable shares.”

Demand Registration. After the expiration of the 90-day lock-up period under the lock-up letters described above, the Fidelity funds and the Wayzata funds will each be entitled, subject to certain terms and conditions, to require on one occasion that PAETEC register with the SEC its registrable shares so long as such shares have a minimum value of $35 million at the time of such demand. A party will not have been deemed to have exercised its demand right unless 75% of the registrable shares requested to be included in any such demand registration are so included. The demand right provided to each of the Fidelity funds or the Wayzata funds, as the case may be, will continue until such funds cease collectively to beneficially own registrable shares representing at least 50% of the registrable shares issued to them in the merger.

In any demand registration involving an underwritten offering, PAETEC will have the right to designate the managing underwriter of the offering, so long as such managing underwriter is reasonably satisfactory to the parties exercising their demand registration rights.

Piggyback Registration. The Fidelity funds and the Wayzata funds will each have piggyback registration rights with respect to the exercise of a demand registration by the other party pursuant to the registration rights agreement. The registration rights agreement will not provide for any other piggyback registration rights.

Shelf Registration. PAETEC will be obligated to file a shelf registration statement covering the registrable shares of the Fidelity funds and the Wayzata funds on or before May 15, 2008 if, at such date, PAETEC is then eligible to file a shelf registration statement on Form S-3. If PAETEC is not then eligible to use Form S-3, it will be obligated to file a shelf registration statement for the registration of the registrable shares as soon as reasonably practicable after becoming so eligible.

The right of the Fidelity funds or the Wayzata funds, as applicable, to sell their registrable shares pursuant to an effective shelf registration statement will terminate upon the first to occur of:

•	15 months after the closing of the merger;

•

the date that is 90 days following the date on which the Fidelity funds or the Wayzata funds, as applicable, cease collectively to beneficially own registrable shares representing at least 50% of the registrable shares issued to them in the merger; and

•

the date on which the Fidelity funds or the Wayzata funds, as the case may be, otherwise are able to sell all of their registrable shares within any three-month period without limitation by the volume restrictions of Rule 144 under the Securities Act.

Other Provisions. The exercise of the foregoing registration rights will be subject to customary limitations, qualifications and conditions.

INFORMATION ABOUT PAETEC

Management’s Discussion and Analysis of

Financial Condition and Results of Operations of PAETEC

You should read the following discussion and analysis together with the consolidated financial statements and related notes and the other financial information that appear elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those described under “Risk Factors.” Actual results may differ materially from those expressed in or implied by these forward-looking statements.

Overview

Combination of PAETEC Corp. and US LEC Corp.

On February 28, 2007, PAETEC Corp. completed its combination by merger with US LEC Corp., creating one of the largest competitive carriers in the United States. The combination was effected by two concurrent mergers involving PAETEC Corp. and US LEC and two wholly-owned subsidiaries of PAETEC Holding formed for purposes of the transaction. PAETEC sometimes refers collectively to the two mergers as the “US LEC merger” in this proxy statement/prospectus. Before the combination, PAETEC Holding Corp. was a wholly-owned subsidiary of PAETEC Corp. formed by PAETEC Corp. to complete the US LEC merger. PAETEC Holding had no operations or material assets before the US LEC merger. As a result of the US LEC merger, PAETEC Corp. and US LEC became wholly-owned subsidiaries of PAETEC Holding.

Of PAETEC Holding’s common stock outstanding immediately after completion of the US LEC merger, former PAETEC Corp. stockholders owned approximately 62% and former US LEC stockholders owned approximately 38%. Pursuant to the US LEC merger, each outstanding share of Class A common stock of PAETEC Corp. was converted into the right to receive 1.623 shares of the common stock of PAETEC Holding and each outstanding share of US LEC Class A common stock was converted into the right to receive 1.000 share of the common stock of PAETEC Holding. At the effective time of the US LEC merger, each then outstanding option, warrant or other right to acquire common stock of PAETEC Corp. or US LEC, whether or not vested or exercisable at that time, was assumed by PAETEC Holding and converted into an option, warrant or other right, as applicable, to purchase PAETEC Holding common stock on the same terms and conditions applicable to such option, warrant or right in effect before the US LEC merger, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and (to the extent applicable) the per share exercise price of, the option, warrant or other right was adjusted based on the applicable exchange ratio.

As part of the transaction, PAETEC Holding obtained $850 million of new senior secured credit facilities from a syndicate of lenders. Of the proceeds, $800 million, together with a portion of cash on hand, were used to refinance substantially all of the senior secured indebtedness of PAETEC and US LEC and to repurchase all outstanding shares of US LEC’s preferred stock.

PAETEC Holding has accounted for the US LEC merger as a purchase of US LEC, using the purchase method of accounting. As a result of the US LEC merger, PAETEC Holding’s business, financial condition and results of operations for periods after February 28, 2007 include the business, financial condition and results of operations of PAETEC Corp., US LEC Corp. and their respective subsidiaries. The business, financial condition, results of operations and changes in cash flows of PAETEC Holding for periods before March 1, 2007 represent the historical activities of PAETEC Corp. and its subsidiaries only.

In accordance with SFAS No. 141, Business Combinations, the purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their fair values as of the closing of the US LEC merger, with the amounts exceeding the fair value being recorded as goodwill. To the extent fair values as of the closing date were not yet available at the time of the preliminary allocation, amounts including property and equipment and certain intangibles were recorded at their historical carrying value.

The assets acquired and liabilities assumed from US LEC were recorded at their respective preliminary fair values as of the closing of the US LEC merger and did not reflect the preliminary purchase price allocations of acquired intangible assets related to customer relationships and deferred income tax assets related to net operating loss carryforwards acquired from US LEC, net of deferred income tax liabilities associated with acquired intangible assets and other acquired deferred tax liabilities. Adjustments have been made for these assets and liabilities in the unaudited condensed consolidated balance sheet as of September 30, 2007 based on preliminary estimates of the value of these assets. See Note 5 to PAETEC’s consolidated financial statements as of and for the period ended September 30, 2007 appearing elsewhere in this proxy statement/prospectus for a summary of adjustments made to the estimated fair values of the assets acquired and liabilities assumed as of February 28, 2007. Based on preliminary valuation estimates, PAETEC has concluded that the historical carrying value of property and equipment acquired from US LEC approximated fair value at the date of acquisition.

Definitive allocations will be finalized based upon valuations and other studies that are being performed. Final determinations of fair value may differ materially from those presented. PAETEC expects to finalize the valuation within 12 months of the closing of the US LEC merger. When the valuations are finalized, any changes to the preliminary valuation of assets acquired or liabilities assumed may result in material adjustments to the fair value of property and equipment, identifiable intangible assets acquired, deferred net income tax assets and goodwill. As a result, depreciation and amortization expense may differ significantly from amounts historically reported or from those reported in the nine months ended September 30, 2007.

July 2007 Senior Notes Offering and Senior Credit Facilities Amendment

On July 10, 2007, PAETEC completed its issuance of $300 million in aggregate principal amount of its 9.5% Senior Notes due 2015 and entered into a related amendment to the credit agreement governing its $850 million senior secured credit facilities. PAETEC applied the net proceeds of the notes offering, together with cash on hand, to repay $300 million principal amount of loans under the existing senior secured term loan portion of the credit facilities and to pay related fees and expenses. Additional information regarding these transactions is set forth under “—Liquidity and Capital Resources.”

Recent Developments

On October 31, 2007, PAETEC completed its acquisition of Allworx Corp., or “Allworx,” a privately held company, for $25 million in an all-cash transaction. Allworx develops, designs, markets and sells a complete phone and network system. The Allworx business provides manufacturing, distribution, and software and digital hardware engineering services that are designed to benefit small and medium-sized businesses, which will represent a more substantial portion of PAETEC’s customer base following the closing of the merger with McLeodUSA.

Overview of PAETEC Operations

Revenue

PAETEC derives revenue from sales of its network services, carrier services and integrated solutions services. PAETEC derives most of its revenue from monthly recurring fees and usage-based fees that are generated principally by sales of its network services.

Monthly recurring fees include the fees paid by PAETEC’s customers for lines in service and additional features on those lines. Monthly recurring fees are paid by PAETEC’s end-user customers and are billed in advance.

Usage-based fees consist of fees paid by PAETEC’s network services customers for each call made, fees paid by the incumbent carriers in PAETEC’s markets as “reciprocal compensation” when PAETEC terminates local calls made by their customers, and access fees paid by carriers for long distance calls PAETEC originates or terminates. Access revenue represents revenue generated by access fees and reciprocal compensation.

With respect to any customer, the monthly recurring fees and usage-based fees generated by sales of PAETEC’s network services and carrier services tend to be relatively consistent from month to month, subject to changes in the calling patterns of the customer’s business. These fees generally are based on the number of digital T1 transmission lines used by the customer. Because PAETEC believes that the cumulative number of digital T1 transmission lines in service provides accurate information with respect to its future revenue, the company uses data with respect to the cumulative number of digital T1 transmission lines PAETEC has in service from period to period to assist it in evaluating revenue trends related to its network services and carrier services businesses.

Network Services. PAETEC delivers integrated communications services, including local services, long distance services and data and Internet services, to end-users on a retail basis, which PAETEC refers to as its network services. PAETEC recognizes revenue during the period in which the revenue is earned. PAETEC’s network services also generate non-recurring service activation and installation fee revenues, which it receives upon initiation of service. PAETEC defers recognition of these revenues and amortizes them over the average customer life, primarily three years.

Carrier Services. PAETEC generates revenue from wholesale sales of communications services to other communications businesses, which PAETEC refers to as its carrier services. PAETEC’s carrier services revenue consists primarily of monthly recurring fees and usage-based fees. Usage-based fees for PAETEC’s carrier services consist primarily of the interstate and intrastate access fees the company receives from other communications providers when it originates or terminates long-distance calls made by their customers and the reciprocal compensation fees PAETEC receives from incumbent carriers when it terminates local calls made by their customers.

Access Fee and Reciprocal Compensation Revenue Generated by Network Services and Carrier Services. PAETEC generates access fees when PAETEC’s switching facilities provide a connection between a long distance carrier and the PAETEC end user. The FCC historically has regulated the access rates imposed by incumbent carriers, while providing less regulation of the access rates of competitive carriers. In April 2001 and again in May 2004, the FCC issued two orders regulating the interstate access rates of competitive carriers. Under the rules imparted by the 2001 order, PAETEC’s interstate rates were reduced in tiered increments to eventual parity with the rates of the incumbent carriers in each of the company’s service areas. Beginning in June 2004, in accordance with the 2001 order, PAETEC has designed its rates for interstate services provided to its own end users to equal the rates charged by the competing incumbent carrier for functionally equivalent access services, including all applicable fixed and traffic-sensitive charges. In the May 2004 order, the FCC announced a new rule that limits the access fees competitive carriers like PAETEC are able to collect from a long distance carrier in situations where the competitive carriers do not provide service directly to the end user. This new rule specifically targeted traffic that competitive carriers handle for wireless carriers and provided that competitive carriers could charge no more than incumbent carriers for these services.

State regulatory commissions historically have regulated the intrastate access rates imposed by incumbent carriers but have regulated the intrastate access rates of competitive carriers less significantly. Several state regulatory commissions have begun to analyze intrastate access rates of competitive carriers and those ongoing proceedings may result in a change to the rates PAETEC assesses to long distance carriers for use of the company’s in-state networks.

Both the FCC and state regulatory commissions continue to review rules regarding the compensation local carriers pay to other local carriers for termination of local telephone calls, known as reciprocal compensation. Rates and terms for reciprocal compensation are based on agreements between PAETEC and other local carriers and supported by federal and state regulatory and judicial rulings. The company is engaged in continuing discussions with large incumbent carriers, among others, to perpetuate its contractual arrangements for reciprocal compensation in relevant service territories.

All forms of intercarrier compensation, both exchange access and reciprocal compensation, are now the subject of a generic proceeding at the FCC designed to reform the way carriers and providers pay other carriers and providers for use of their respective networks. A recent filing at the FCC, known commonly as the “Missoula Plan,” is widely anticipated to be the blueprint for nationwide intercarrier compensation reform. If implemented, such a plan could have a substantial effect on PAETEC’s access revenues, network capital expenditures and cost of sales. PAETEC is currently evaluating the plan to assess its potential effect on the company. Any future mandated rate decreases could further adversely affect PAETEC’s carrier services revenue and could adversely affect its gross margins and operating cash flow.

Integrated Solutions. PAETEC derives revenue from sales to retail end-user customers of telecommunications equipment and software and related services. A portion of PAETEC’s integrated solutions revenue consists of fees its customers pay for equipment and for PAETEC’s system design and installation services. PAETEC derives an additional component of its integrated solutions revenue through selling and supporting its proprietary telecommunications software. PAETEC recognizes revenue related to software sales upon delivery of the software. Support fees include fees for maintenance of PAETEC’s telecommunications software and fees for training the end user in the proper use of PAETEC’s telecommunications software. PAETEC recognizes maintenance fees on a pro rata basis over the length of the underlying maintenance contract. PAETEC recognizes training fees after it fulfills the training obligation.

Cost of Sales

PAETEC provides its network services and carrier services by using electronic network components that it owns and telephone and data transmission lines that it leases from other telecommunication carriers. PAETEC’s cost of sales for these services consists primarily of leased transport charges and usage costs for local and long distance calls. PAETEC’s leased transport charges are the payments it makes to lease the telephone and data transmission lines which the company uses to connect its customers to its network and to connect its network to the networks of other carriers. Usage costs for local and long distance are the costs that PAETEC incurs for calls made by its customers. Cost of sales for PAETEC’s integrated solutions also include the costs it incurs in designing systems and purchasing and installing equipment.

Selling, General and Administrative Expenses

PAETEC’s selling, general and administrative expenses include selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs. As PAETEC continues to expand its business, PAETEC expects that it will incur increased selling and marketing costs, which primarily reflect salaries of the company’s direct sales force and commissions paid to its direct sales force and sales agents.

Withdrawn Initial Public Offering and Related Terminated New Senior Secured Credit Facility Expenses

On September 16, 2005, PAETEC withdrew its registration statement filed with the SEC in April 2005 related to a proposed initial public offering of common stock. As a result, PAETEC wrote off approximately $4.6 million of costs related to the withdrawn initial public offering and associated withdrawn new senior secured credit facility during 2005.

Recapitalization-Related Costs

On June 12, 2006, PAETEC completed a leveraged recapitalization to eliminate all outstanding shares of its Series A convertible redeemable preferred stock before the optional redemption rights of the holders of those shares became effective in February 2007, as well as the associated approval rights of the holders of those shares and the additional approval rights of the former stockholders of Campuslink Communications Systems. Among other recapitalization transactions, PAETEC repurchased all outstanding shares of its Series A convertible redeemable preferred stock and specified outstanding shares of its Class A common stock, for a purchase price payable in cash. PAETEC funded the purchase price in part with proceeds of borrowings under new senior secured credit facilities. Immediately before the Series A preferred stock repurchase, specified shares of the Series A preferred stock were converted into Class A common stock in accordance with the existing terms of the Series A preferred stock. In addition, as part of the leveraged recapitalization, holders of PAETEC’s Class B common stock agreed to convert all of the outstanding shares of Class B common stock into an equal number of shares of Class A common stock and a right to receive a total of 3,400,000 additional shares of Class A common stock in connection with the conversion. The leveraged recapitalization also included PAETEC’s cash repurchase of specified options to purchase Class A common stock issued in connection with PAETEC’s acquisition by merger of Campuslink Communications Systems. To induce specified initial stockholders of PAETEC to provide the consents, approvals, waivers, releases and other agreements necessary to complete the other leveraged recapitalization transactions, PAETEC issued and sold 690,065 shares of Class A common stock for no additional consideration to these initial stockholders. PAETEC used the proceeds from the new senior secured credit facilities, in part, to pay some or all of the total cash required to complete the leveraged recapitalization transactions and to pay off or refinance substantially all of the company’s then existing debt, including its then existing senior secured credit facility and capital leases.

PAETEC’s board of directors approved the grant of equity-based and cash incentive awards to some of the company’s senior executives for services in connection with the leveraged recapitalization and to promote the retention of the executives following the completion of the leveraged recapitalization. These awards included total cash bonuses of $5.0 million and grants of restricted stock units for 4,000,000 shares of Class A common stock, which vest on the third anniversary of the date of grant. The cash bonuses were paid upon completion of the leveraged recapitalization and were subject to specified repayment provisions that could have resulted in an executive’s repayment of some or all of the bonus upon the occurrence of specified events during the 36 full calendar months following the month in which the bonuses were paid. In August 2006, PAETEC and each executive who had received one of these cash bonuses entered into agreements under which PAETEC agreed to terminate the repayment provisions to which the bonuses were originally subject. These termination agreements were entered into to induce the executives to take actions or enter into or consent to agreements related to the execution of the US LEC merger agreement with US LEC, including amendments to severance agreements and consents to incentive plan amendments that would preclude the completion of the merger transaction with US LEC from triggering potential accelerated payments or accelerated vesting of equity awards held by the executives. As a result of these cash bonus transactions, PAETEC recorded a charge of $5.0 million, which is included in income from operations for 2006.

Series A Repurchase

As part of the leveraged recapitalization, the Series A preferred stockholders converted 50,045 outstanding shares of Series A preferred stock into 6,672,638 shares of Class A common stock immediately before PAETEC’s repurchase of the remaining 83,955 outstanding shares of Series A preferred stock, including accrued dividends, for cash. The total cash paid by PAETEC in connection with the conversion and repurchase was $205.0 million, of which $68.5 million represented the payment of accrued dividends on the converted and repurchased shares of Series A preferred stock.

In accordance with EITF, Issue No. D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the repurchase of the Series A preferred stock was accounted for as a redemption. As a result, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying value of the Series A preferred stock on PAETEC’s balance sheet on the date of the repurchase of $33.8 million was subtracted from net income (loss) for the purpose of computing the net loss allocated to common stockholders and charged against paid-in-capital during 2006.

Class A Repurchase

As part of the leveraged recapitalization, PAETEC purchased from some of the former stockholders of Campuslink Communications and some of their affiliates a total of 6,546,526 shares of Class A common stock for $56.9 million in cash, which represented a weighted average purchase price of $8.06 per share. In accordance with Financial Accounting Standards Board Technical Bulletin No. 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of Shares and the Income Statement Classification of Costs Incurred in Defending Against a Takeover Attempt, the total fair value of the repurchased shares on June 12, 2006 of $45.7 million, or $6.98 per share, was accounted for as the cost of the shares and was included in treasury stock within PAETEC’s total stockholders’ deficit at December 31, 2006. The cash paid in excess of the fair market value of those shares on the repurchase date of $11.3 million was charged against income as inducement expense and included in leveraged recapitalization-related costs during the year ended December 31, 2006.

Class B Conversion and Additional Shares

As part of the leveraged recapitalization, specified Class B common stockholders entered into an agreement with PAETEC to cause the conversion of all 2,635,000 outstanding shares of Class B common stock into an equal number of shares of Class A common stock in accordance with the terms of the PAETEC restated certificate of incorporation and to provide the specified Class B common stockholders with the right to receive at a specified future date 3,400,000 additional shares of Class A common stock in connection with the conversion. In accordance with the agreement, as modified in January 2007, these additional shares were issued in January 2007. PAETEC determined that the fair value of the shares of Class B common stock on June 12, 2006 was equal to the fair value of the 6,000,000 shares of Class A common stock received by the Class B stockholders. See Note 16 to PAETEC’s consolidated financial statements appearing elsewhere in this proxy statement/prospectus for additional information regarding the conversion of the Class B common stock.

Campuslink Options

As part of the leveraged recapitalization, PAETEC purchased from some of the former stockholders or employees of Campuslink Communications options to purchase 40,568 shares of Class A common stock at a cash purchase price of $6.38 per share of Class A common stock subject to each repurchased option. In accordance with SFAS No. 123(R), Share-Based Payment, the excess of the repurchase price over the fair value of the options immediately before the repurchase of $0.2 million was recognized as additional compensation expense and included in leveraged recapitalization-related costs in PAETEC’s consolidated statements of operations and comprehensive income for 2006. PAETEC determined the fair value of the options immediately before the repurchase using the Black-Scholes option-pricing model using the following assumptions: a fair market value of Class A common stock immediately before the repurchase of $6.98 per share; an exercise price of $2.50 per share; an expected life of 0.25 years; an annualized volatility of 71%; and a risk free interest rate of 4.93%.

Initial Stockholder Sale

To induce specified initial stockholders to provide the consents, approvals, waivers, releases and other agreements required to complete the leveraged recapitalization, PAETEC issued to these initial stockholders for no additional consideration 690,065 shares of Class A common stock. The fair value of these shares of Class A common stock at June 12, 2006 of $2.6 million was recorded as an inducement expense and included in leveraged recapitalization-related costs in PAETEC’s consolidated statements of operations and comprehensive income for 2006.

Fair Value of Common Stock

PAETEC determined the illiquid, non-marketable fair value of its Class A common stock as of June 12, 2006 based upon its capitalization structure after the leveraged recapitalization using the Class A common stock price negotiated as part of the leveraged recapitalization. PAETEC assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis applied to determine the fair value of the Class A common stock from time to time in connection with granting stock options to employees. This analysis used PAETEC’s projected future cash flows, discounted at a rate that reflects both PAETEC’s weighted average cost of capital and the lack of liquidity of the Class A common stock, and an implied market value analysis based on the stock price performance of comparable public peers within the competitive carrier industry. Based on this analysis, PAETEC determined that the illiquid, non-marketable fair value of the Class A common stock was equal to $3.80 per share on June 12, 2006.

PAETEC determined the liquid, marketable fair value of the Class A common stock at June 12, 2006 based upon its capitalization structure immediately before the leveraged recapitalization, using the Class A common stock price negotiated as part of the leveraged recapitalization. PAETEC assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis applied to determine the fair value of the Class A common stock from time to time in connection with granting stock options to employees. This analysis used PAETEC’s projected future cash flows, discounted at a rate that reflects PAETEC’s weighted average cost of capital, and did not include a discount for the lack of liquidity of the Class A common stock, and an implied market value analysis based on the stock price performance of comparable public peers within the competitive carrier industry. Based on this analysis, PAETEC determined that the liquid, marketable fair value of the Class A common stock based upon its capitalization structure immediately before the leveraged recapitalization was $6.98 per share. This price was used to determine the accounting impact of the Class B common stock conversion transaction and the repurchase of the shares and options from the former stockholders of Campuslink Communications, as these transactions were negotiated based on the undiscounted, fully liquid value of the Class A common stock.

Debt and Capital Leases

As part of the leveraged recapitalization, PAETEC incurred borrowings under new senior secured credit facilities that consisted of a first lien term loan of $275.0 million, which included a revolving credit facility of $25.0 million, and a second lien term loan of $100.0 million. PAETEC applied the proceeds from these facilities, in part, to make some or all of the total cash payments pursuant to the leveraged recapitalization and to repay or refinance all $100.0 million of outstanding principal and interest under its then existing $100.0 million senior secured credit facility and $18.6 million of capital leases. In addition, PAETEC extinguished its interest rate swaps related to the foregoing indebtedness.

The following table shows PAETEC’s cash and cash equivalents and capitalization as of March 31, 2006 and as of June 30, 2006 reflecting the effects of the leveraged recapitalization:

	March 31, 2006	June 30, 2006
	(in thousands, except share data)
Cash and cash equivalents	$52,092	$33,333

Current portion of long-term debt	$16,084	$2,873
Long-term debt	99,786	372,308

Total long-term debt, including current portion	$115,870	$375,181

Fair value of Series A convertible redeemable preferred stock conversion right	$5,282	$—

Series A convertible, redeemable preferred stock, $.01 par value, 134,000 and 0 shares authorized, issued and outstanding at March 31, 2006 and June 30, 2006, respectively ($199,515 liquidation value at March 31, 2006, inclusive of accrued dividends of $65,515)	$197,155	$—

	March 31, 2006	June 30, 2006
	(in thousands, except share data)
Stockholders’ deficit:
Class A common stock, $.01 par value; 75,000,000 shares authorized, and 26,686,758 shares issued and outstanding at March 31, 2006; 100,000,000 shares authorized, 36,715,523 shares issued, and 30,168,997 shares outstanding at June 30, 2006;	267	367
Class B common stock, $.01 par value; 7,500,000 shares authorized and 2,635,000 shares issued and outstanding at March 31, 2006; and 0 shares authorized, issued and outstanding at June 30, 2006	26	—
Treasury stock, 6,546,526 shares at cost, at June 30, 2006	—	(45,694)
Additional paid-in capital	21,518	17,162
Deferred stock-based compensation	(149)	(135)
Accumulated other comprehensive loss	—	(556)
Accumulated deficit	(62,763)	(68,577)

Total stockholders’ deficit	(41,101)	(97,433)

Total capitalization	$277,206	$277,748

Transaction Fees

PAETEC incurred $10.0 million in external legal, accounting, consulting and bank fees related to the leveraged recapitalization. Of these fees, $8.9 million represented direct costs incurred to acquire borrowings under PAETEC’s new senior secured credit facilities and were recorded as an asset as of December 31, 2006. These fees will be amortized and charged to interest expense using the effective interest method over the life of the facilities. Direct costs incurred as a result of the leveraged recapitalization that were not direct costs of acquiring the senior credit facilities represented $1.1 million of these fees. These costs were included in income from operations as part of leveraged recapitalization-related costs for 2006.

Depreciation and Amortization

Depreciation and amortization include depreciation of PAETEC’s telecommunications network and equipment, computer hardware and purchased software, office equipment, furniture and fixtures, and leasehold improvements, and amortization of intangible assets.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right

The conversion right of the Series A convertible redeemable preferred stockholders combined with the cash repurchase right of the Series A convertible redeemable preferred stockholders represents an embedded derivative. The change in fair value of Series A convertible redeemable preferred stock conversion right represents the change in fair value of this embedded derivative during the applicable period. All outstanding shares of the Series A convertible redeemable preferred stock were repurchased or converted into PAETEC common stock pursuant to the June 2006 recapitalization.

Interest Expense

Interest expense includes interest due on borrowings under PAETEC’s senior secured credit facilities, amortization of debt issuance costs, interest due on PAETEC’s note payable and capital leases, the change in fair value of interest rate swaps that were not accounted for using hedge accounting, and the ineffective portion of the gain or loss associated with the company’s interest rate swap derivatives that are accounted for as hedges.

Other Income, Net

Other income, net includes investment and other financing income.

Accounting for Income Taxes

PAETEC recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, PAETEC determines deferred income tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which it expects the differences to reverse. If necessary, PAETEC reduces deferred income tax assets by a valuation allowance to an amount that it determines is more likely than not to be recoverable. PAETEC makes significant estimates and assumptions about future taxable income and future tax consequences to determine the amount of the valuation allowance.

Stock-Based Compensation

PAETEC’s employees participate in a variety of stock incentive plans. Effective January 1, 2006, PAETEC adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the modified prospective method and, therefore, the company has not restated prior periods’ results. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123, Accounting for Stock-Based Compensation. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). PAETEC recognizes these compensation costs, net of an estimated forfeiture rate, ratably over the requisite service period of the award.

Seasonality

PAETEC’s historical operating results experienced some seasonality primarily relating to the portion of revenue which the company derives from sales to customers in the higher education and hospitality industries. PAETEC expects that the revenue it derives from customers in these industries generally will be lower in the summer months as a result of reduced student enrollments and business-related travel during these months. In addition, the amount of revenue PAETEC generates from most of its business customers is based, in part, on the amount of services used by the customer, which is subject to seasonal variations based on the number of work days and employee vacation days in each quarter. Many of PAETEC’s customers generate less usage-based revenue for it during the summer months and the month of December.

Adjusted EBITDA Presentation

Adjusted EBITDA, as defined by PAETEC, represents net income (loss) before interest, provision for (benefit from) income taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, withdrawn initial public offering and related terminated new senior secured credit facility expenses, leveraged recapitalization-related costs, loss on extinguishment of debt and integration/restructuring costs. PAETEC’s adjusted EBITDA is a non-GAAP financial measure used by its management, together with GAAP measures such as revenue and cash flows from operations, to assess its historical and prospective operating performance.

PAETEC’s management uses adjusted EBITDA to enhance its understanding of its core operating performance, which represents management’s views concerning its performance in the ordinary, ongoing and customary course of its operations. PAETEC’s calculation of adjusted EBITDA excludes the following costs, none of which management views as expenses relevant to its assessment of PAETEC’s core operating performance:

•	costs PAETEC incurred in connection with the initial public offering it withdrew in 2005 and related terminated new senior secured credit facility;

•

costs PAETEC incurred in connection with the leveraged recapitalization it completed in June 2006, including change in fair market value of Series A convertible redeemable preferred stock conversion rights, leveraged recapitalization-related costs and loss on extinguishment of debt;

•	costs incurred in connection with the integration of PAETEC and US LEC and related restructuring costs; and

•	stock-based compensation expense.

PAETEC’s management also uses adjusted EBITDA to evaluate PAETEC’s performance relative to that of its competitors. This financial measure permits a comparative assessment of PAETEC’s operating performance, relative to the company’s performance based on its GAAP results, while isolating the effects of depreciation and amortization, which may vary from period to period without any correlation to core operating performance, and of stock-based compensation, which is a non-cash expense that varies widely among similar companies. Management believes that adjusted EBITDA is a particularly useful comparative measure within PAETEC’s industry. The communications industry has experienced recent trends of increased merger and acquisition activity and financial restructurings. These activities have led to significant non-operating charges to earnings, such as those resulting from debt restructurings, and to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Adjusted EBITDA facilitates company-to-company comparisons in the communications industry by eliminating some of the foregoing variations.

PAETEC provides information relating to its adjusted EBITDA so that analysts, investors and other interested persons have the same data that management uses to assess PAETEC’s core operating performance. Management believes that providing this information permits the foregoing persons to obtain a better understanding of PAETEC’s core operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance on a standalone and a comparative basis.

PAETEC’s adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure. In addition, adjusted EBITDA has other limitations as an analytical financial measure. These limitations include the following:

•	adjusted EBITDA does not reflect PAETEC’s capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with PAETEC’s indebtedness;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will likely have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	adjusted EBITDA does not reflect the effect of earnings or charges resulting from matters that PAETEC’s management considers as not indicative of PAETEC’s ongoing operations.

PAETEC’s management compensates for these limitations by relying primarily on PAETEC’s GAAP results to evaluate its operating performance and by considering independently the economic effects of the foregoing items that are not reflected in adjusted EBITDA. As a result of these limitations, adjusted EBITDA should not be considered as an alternative to net income (loss), as calculated in accordance with GAAP, as a measure of operating performance, nor should it be considered as an alternative to cash flows as a measure of liquidity.

Results of Operations

The following table presents selected financial and operational data for the first three fiscal quarters of 2007 and each fiscal quarter of 2006 and 2005:

	2005				2006				2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter (1)	Second Quarter (1)	Third Quarter (1)
	(dollars in thousands, except share data and operating data)
Financial Data:
Revenue:
Network services	$92,798	$100,160	$102,360	$105,399	$111,335	$114,030	$116,041	$118,941	$158,438	$228,010	$233,590
Carrier services	17,311	19,089	20,404	19,881	21,260	21,453	22,695	22,876	27,312	37,479	40,138
Integrated solutions	8,340	7,596	7,188	8,898	8,180	10,130	9,690	9,671	8,267	8,980	10,156

Total	$118,449	$126,845	$129,952	$134,178	$140,775	$145,613	$148,426	$151,488	$194,017	$274,469	$283,884

Net income (loss)	$6,658	$(3,274)	$5,208	$5,882	$12,526	$(5,814)	$(1,533)	$2,625	$(5,849)	$5,970	$(5,092)
Income (loss) per common share (2)(3):
Basic	$0.06	$(0.24)	$0.03	$0.04	$0.18	$(1.42)	$(0.05)	$0.08	$(0.11)	$0.06	$(0.05)
Diluted	$0.06	$(0.24)	$0.03	$0.04	$0.18	$(1.42)	$(0.05)	$0.06	$(0.11)	$0.05	$(0.05)
Adjusted EBITDA (4)	$20,174	$20,934	$21,327	$19,637	$22,426	$25,129	$18,685	$25,560	$34,193	$52,450	$53,817
Adjusted EBITDA, as a percentage of total revenue (4)	17.0%	16.5%	16.4%	14.6%	15.9%	17.3%	12.6%	16.9%	17.6%	19.1%	19.0%
Operating data (as of period end):
Total digital T1 transmission lines installed (net) (5):
By quarter	2,451	2,803	2,482	2,539	2,630	2,600	3,015	3,505	3,329	4,329	4,491
Cumulative	32,797	35,600	38,082	40,621	43,251	45,851	48,866	52,371	106,144	110,473	114,964
Total access line equivalents installed (5):
By quarter	58,824	67,272	59,568	60,936	63,120	62,400	72,360	84,120	79,896	103,896	107,784
Cumulative	787,128	854,400	913,968	974,904	1,038,024	1,100,424	1,172,784	1,256,904	2,547,456	2,651,352	2,759,136

(1)	Includes results of US LEC subsequent to the US LEC merger closing date of February 28, 2007.
(2)	Information is calculated for each quarter as a stand-alone period, and the sum of the four quarters in any year may not equal PAETEC’s reported results for that year.
(3)	For the four quarters of 2005 and the first quarter of 2006, basic and diluted income per share is calculated using the “two-class” method, in accordance with EITF Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share, by dividing undistributed income allocated to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period, after giving effect to the participating security, which was the convertible redeemable preferred stock that was outstanding in those periods. During the second quarter of 2006, as part of a leveraged recapitalization, PAETEC converted or repurchased all of the outstanding convertible redeemable preferred stock. At June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, there were no participating securities outstanding and, therefore, the “two-class” method of calculating basic and diluted income per share does not apply to those periods.
(4)	Adjusted EBITDA, as defined by PAETEC, represents net income (loss) before interest, provision for (benefit from) income taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, withdrawn initial public offering and related terminated new senior secured credit facility expenses, leveraged recapitalization-related costs, loss on extinguishment of debt and integration/restructuring costs. Adjusted EBITDA is not a financial measurement prepared in accordance with GAAP. See “—Overview—Overview of PAETEC Operations—Adjusted EBITDA Presentation” for PAETEC’s reasons for including adjusted EBITDA data in this proxy statement/prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of adjusted EBITDA to net income (loss), as net income (loss) is calculated in accordance with GAAP:
(5)	An access line is a telephone line that extends from one of PAETEC’s central offices to a customer’s premises. PAETEC connects customers to its network by leasing digital T1 telephone and data transmission lines linking its customers to the central office. Each digital T1 transmission line provides the customer with 24 channels for telephone or data service, although some customers do not use or pay for all 24 channels. PAETEC calculates the number of access line equivalents it has installed by multiplying the number of digital T1 transmission lines it has installed by 24. Installed amounts by quarter do not include 50,444 digital T1 transmission lines or 1,210,656 access line equivalents acquired through the company’s merger with US LEC as of February 28, 2007.

	2005				2006				2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter (1)	Second Quarter (1)	Third Quarter (1)
Net income (loss)	$6,658	$(3,274)	$5,208	$5,882	$12,526	$(5,814)	$(1,533)	$2,625	$(5,849)	$5,970	$(5,092)
Add back non-EBITDA items included in net income (loss):
Depreciation and amortization	6,870	7,202	7,159	7,845	7,593	8,586	9,117	9,322	13,153	20,932	35,205
Interest expense, net of interest income	2,503	2,010	2,168	2,386	2,199	3,778	9,410	9,608	13,264	17,648	16,590
Provision for (benefit from) income taxes	4,143	4,399	2,899	2,683	4,672	2,826	(530)	1,462	(2,898)	2,869	(1,846)

EBITDA	20,174	10,337	17,434	18,796	26,990	9,376	16,464	23,017	17,670	47,419	44,857
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	10,597	(772)	953	(5,496)	(5,281)	—	—	—	—	—
Stock-based compensation	—	—	—	—	932	960	2,128	2,476	6,584	3,301	3,777
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	—	—	4,665	(112)	—	—	—	—	—	—	—
Leveraged recapitalization-related costs	—	—	—	—	—	14,993	93	67	—	—	—
Integration/restructuring costs	—	—	—	—	—	—	—	—	105	1,730	906
Loss on extinguishment of debt	—	—	—	—	—	5,081	—	—	9,834	—	4,277

Adjusted EBITDA	$20,174	$20,934	$21,327	$19,637	$22,426	$25,129	$18,685	$25,560	$34,193	$52,450	$53,817

Nine Months Ended September 30, 2007 Compared With Nine Months Ended September 30, 2006

The following comparison of PAETEC’s operating results for the nine months ended September 30, 2007 (the “2007 nine-month period”) to PAETEC’s operating results for the nine months ended September 30, 2006 (the “2006 nine-month period”) is materially affected by the combination of PAETEC Corp. and US LEC on February 28, 2007. As a result of the US LEC merger transaction, US LEC’s operating results are included in PAETEC’s results for the 2007 nine-month period beginning on March 1, 2007. Because of the significance of the US LEC merger transaction, PAETEC’s operating results for the 2007 and 2006 periods are not directly comparable.

Revenue. Total revenue for the 2007 nine-month period increased $317.6 million, or 73.0%, to $752.4 million from $434.8 million for the 2006 nine-month period. The increase was substantially attributable to the inclusion of US LEC’s results for the 2007 period. Excluding US LEC’s results, total revenue increased $49.1 million, or 11.3%, over the 2006 nine-month period. Revenue from network services increased $278.6 million, or 81.6%, to $620.0 million for the 2007 nine-month period from $341.4 million for the 2006 nine-month period. Revenue from carrier services increased $39.5 million, or 60.4%, to $104.9 million for the 2007 nine-month period from $65.4 million for the 2006 nine-month period. Revenue from integrated solutions decreased $0.6 million, or 2.1%, to $27.4 million for the 2007 nine-month period from $28.0 million for the 2006 nine-month period.

Excluding US LEC’s results for the 2007 nine-month period, revenue from network services increased $38.5 million, or 11.3%, over the 2006 nine-month period, revenue from carrier services increased $11.2 million, or 17.2%, over the 2006 nine-month period, and revenue from integrated solutions decreased $0.6 million, or 2.1%, from the 2006 nine-month period. Of total revenue for the 2007 nine-month period, revenue from network services, carrier services and integrated solutions accounted for 82.4%, 13.9%, and 3.6%, respectively, compared to 78.5%, 15.0% and 6.4%, respectively, for the 2006 nine-month period. Excluding US LEC’s results, network services, carrier services and integrated solutions contributed 78.5%, 15.8%, and 5.7%, respectively, to total revenue for the 2007 nine-month period.

The increases in total revenue and revenue generated by network services and carrier services primarily resulted from an increase in the number of digital T1 transmission lines in service from 48,866 lines as of September 30, 2006 to 114,964 lines as of September 30, 2007, of which US LEC accounted for 55,310 lines.

These increases were partially offset by a decrease in revenue generated by integrated solutions of $0.6 million for the 2007 nine-month period. PAETEC’s integrated solutions business has a longer revenue cycle and may produce irregular trends on a quarterly basis.

Access revenue represented 9.7% of total revenue for the 2007 nine-month period, or 10.8% excluding US LEC’s results, and 11.1% of total revenue for the 2006 nine-month period. Reciprocal compensation constituted 2.0% of total revenue for the 2007 nine-month period, or 2.3% excluding US LEC’s results, and 2.8% for the 2006 nine-month period. Most of PAETEC’s access fees and reciprocal compensation for these periods were generated by its carrier services. Access revenue, as a percentage of carrier services revenue, decreased to 42.8% in the 2007 nine-month period, or 45.1% excluding US LEC’s results, from 47.8% in the 2006 nine-month period. Access revenue, as a percentage of network services revenue, was 4.5% in the 2007 nine-month period, or 4.6% excluding US LEC’s results, and 4.9% for the 2006 nine-month period. The decrease in access fees and reciprocal compensation was principally attributable to a shift in product mix.

Cost of Sales. Cost of sales increased to $353.6 million for the 2007 nine-month period from $209.4 million for the 2006 nine-month period. Excluding US LEC’s results, cost of sales increased to $229.7 million. In the 2007 nine-month period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. The higher cost of sales principally reflected the increase in the number of digital T1 transmission lines in service discussed above.

Leased transport charges increased to $260.4 million, or 73.7% of cost of sales, for the 2007 nine-month period from $139.6 million, or 66.7% of cost of sales for the 2006 nine-month period. The increase in leased transport charges for the 2007 nine-month period was primarily attributable to inclusion of US LEC’s results of $101.5 million, or 81.9% of US LEC’s portion of cost of sales. The increase in leased transport charges for the 2007 nine-month period was also partially attributable to increases in the amount of network services sold. For the 2007 nine-month period, the increase in leased transport charges as a percentage of cost of sales was primarily attributable to the shift in product mix referred to above.

Usage costs for local and long distance calls increased to $76.1 million, or 21.5% of cost of sales, for the 2007 nine-month period from $51.6 million, or 24.7% of cost of sales, for the 2006 nine-month period. The increase in usage costs was primarily attributable to the inclusion of US LEC’s results of $21.6 million, or 17.4% of US LEC’s portion of cost of sales, in the 2007 nine-month period. The increase in usage costs for local and long distance calls for the 2007 nine-month period was also partially attributable to increases in the amount of network services and carrier services sold. The increase was partially offset by a decrease in the average usage rates PAETEC is charged by network providers. For the 2007 nine-month period, the decrease in usage costs as a percentage of cost of sales was primarily attributable to fluctuations in the mix of products sold during those periods.

Cost of sales as a percentage of total revenue decreased from 48.2% for the 2006 nine-month period to 47.0% for the 2007 nine-month period. This decrease was primarily attributable to inclusion of US LEC’s results in the 2007 nine-month period and to the amount of voice and data services that PAETEC provided using its own network and facilities, as well as to network efficiencies PAETEC achieved by aggregating network traffic using points of presence located near clusters of its customers. PAETEC anticipates that the integration activities related to consolidation and integration of the PAETEC and US LEC networks will continue to generate reductions for cost of services as a percentage of total revenue. PAETEC expects to achieve such savings in cost of sales by increasing the use of switches and network assets and eliminating duplicative network costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $272.0 million for the 2007 nine-month period from $163.3 million for the 2006 nine-month period. The total increase was primarily attributable to PAETEC’s acquisition of US LEC in the 2007 nine-month period, which contributed to an increase in salaries, wages, and benefits of $46.2 million, principally due to an increase in PAETEC’s total number of employees from approximately 1,300 at September 30, 2006 to approximately 2,300 at September 30, 2007, to an increase of $25.8 million in sales commissions related to increased total revenue, and to an increase in stock-based compensation of approximately $9.6 million from $4.0 million for the 2006 nine-month period, related to stock-based equity grants made during the 2007 nine-month period. Selling, general and administrative expenses as a percentage of total revenue decreased to 36.1% for the 2007 nine-month period from 37.6% for the 2006 nine-month period.

As of September 30, 2007 there was $9.8 million of total unrecognized compensation expense related to unvested stock options granted under PAETEC’s stock incentive plans. PAETEC expects to recognize the expense over a weighted-average period of 1.4 years. As of September 30, 2007 there was unrecognized stock-based compensation expense related to unvested stock unit awards of approximately $14.6 million. PAETEC expects to recognize the expense over a weighted-average period of 1.2 years.

For full-year 2007, PAETEC expects a decline from full-year 2006 in selling, general and administrative expenses as a percentage of total revenue, primarily because it anticipates that its revenue will increase more rapidly than these expenses. In addition, PAETEC expects to achieve savings in these expenses from its integration activities related to its merger with US LEC by reducing employee levels, eliminating duplicative facilities, consolidating back office and information technology systems, and eliminating redundant professional services and other corporate overhead costs.

Litigation Settlement. PAETEC’s results for the 2006 nine-month period included a $1.5 million litigation settlement charge for a ruling in favor of MCI-WorldCom Network Services, Inc., which had brought suit against PAETEC to recover previously disputed access charges. The $1.5 million litigation settlement charge reflected the incremental amount of the ruling not previously recorded.

Integration and Restructuring Costs. In connection with the US LEC merger, PAETEC has incurred integration and restructuring costs. PAETEC recognized approximately $2.7 million of such costs for the 2007 nine-month period, primarily related to costs associated with separated employees and from lease termination agreements for duplicative facilities. Substantially all of the recognized amounts are expected to be paid by December 31, 2007.

Depreciation and Amortization. Depreciation and amortization expense increased to $69.3 million for the 2007 nine-month period from $25.3 million for the 2006 nine-month period. The increase was primarily attributable to higher depreciation expense resulting from an increase of $483.5 million in gross property and equipment since September 30, 2006, principally as a result of property and equipment PAETEC acquired in the US LEC merger and as part of PAETEC’s network deployment and maintenance. Further, for the 2007 nine-month period, $14.4 million of amortization expense was recognized related to the acquired fair value of US LEC’s customer relationships intangible asset with an expected useful life of five years. PAETEC expects that depreciation and amortization expense for full-year 2007 will increase from depreciation and amortization expense for full-year 2006 due to its addition of gross property and equipment and customer relationships intangibles acquired from US LEC and to a planned increase in capital expenditures in 2007. PAETEC anticipates that future depreciation and amortization expense may change significantly once the Company completes its fair value assessment of acquired intangibles related to the US LEC merger and if PAETEC completes its merger with McLeodUSA.

Loss on Extinguishment of Debt. For the 2007 nine-month period, PAETEC recognized a $14.1 million loss on debt extinguishment, which represents the elimination of $9.8 million of debt issuance costs related to the senior secured indebtedness refinanced in connection with the US LEC merger and $4.3 million of debt issuance costs as a result of the senior secured credit facility amendment entered into in connection with PAETEC’s July 2007 offering of senior notes. For the 2006 nine-month period, the leveraged recapitalization PAETEC completed in June 2006 resulted in a loss on debt extinguishment of approximately $5.1 million, which was attributable to the write-off of $4.3 million of unamortized debt issuance costs related to the extinguishment of PAETEC’s existing senior secured credit facility and to lease termination fees of $0.8 million related to the termination of PAETEC’s capital leases.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right. The Series A convertible redeemable preferred stock conversion right was eliminated as a result of PAETEC’s leveraged recapitalization in June 2006.

Interest Expense. Interest expense increased to $51.0 million for the 2007 nine-month period from $17.1 million for the 2006 nine-month period, primarily as a result of higher average outstanding debt balances during the 2007 period resulting from the leveraged recapitalization and US LEC merger-related borrowings under PAETEC’s senior secured credit facilities and senior notes. The average outstanding debt balance was $707.2 million for the 2007 nine-month period compared to $211.7 million for the 2006 nine-month period. As of September 30, 2007, borrowing rates under the senior credit facility agreement and senior notes averaged 8.5%. At September 30, 2006, borrowing rates were 8.9% and 12.9% under its first and second lien credit agreements, respectively.

Income Taxes. The provision for income taxes for the periods ended September 30, 2007 and 2006 include a provision for federal and state taxes based on the annual effective tax rate applicable to PAETEC and its subsidiaries for these periods. The difference between the statutory rate and PAETEC’s effective tax rate for the period ended September 30, 2007 was primarily attributable to the effect of non-deductible stock-based compensation.

As of September 30, 2007, PAETEC had approximately $112 million in net operating loss carryforwards, or “NOLs,” relating specifically to the financial activity of PAETEC, as predecessor to PAETEC Holding, and PAETEC’s wholly-owned subsidiaries through February 28, 2007, and the financial activity of PAETEC Holding and its wholly-owned subsidiaries, including PAETEC and PAETEC’s wholly-owned subsidiaries and US LEC and US LEC’s wholly-owned subsidiaries, from March 1, 2007 through September 30, 2007. In general, Section 382 of the Internal Revenue Code, or “IRC Section 382,” places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the time of an ownership change. The entire balance of PAETEC’s NOLs is subject to annual limitations under IRC Section 382, although PAETEC expects that it will be able to use the pre-change deferred tax assets related to the NOLs prior to their expiration.

PAETEC acquired approximately $334 million of NOLs pursuant to the US LEC merger. PAETEC performed a comprehensive analysis to determine its ability to use the acquired NOLs. Based on this analysis, PAETEC concluded that US LEC incurred a change in ownership within the meaning of IRC Section 382 as a result of the merger, and that as of March 1, 2007, the $334 million pre-change NOLs would be subject to an annual limitation under IRC Section 382. PAETEC further concluded that an annual limitation of approximately $14.3 million would be imposed on these NOLs. To the extent that US LEC has a net unrealized built in gain, or “NUBIG,” at the date of the ownership change, the limitation could be increased during the first five years following the ownership change pursuant to IRC Section 382 and published notices. PAETEC’s analysis supports the conclusion that a NUBIG existed at the date of the ownership change providing for the increase in the annual limitation by approximately $21 million during the five-year period immediately following the ownership change. Based on this conclusion, a combined NOL limitation of $35.3 million will exist on the acquired NOLs during the five years immediately following the ownership change and an annual limitation of $14.3 million will exist thereafter. The overall analysis supports PAETEC’s ability to use the deferred tax assets related to the acquired NOLs prior to their expiration. As a result, PAETEC has allocated approximately $117.0 million to deferred income tax assets for the acquired NOLs as part of the allocation of purchase price related to the US LEC merger, as described in Note 2 to PAETEC’s consolidated financial statements as of and for the period ended September 30, 2007 appearing elsewhere in this proxy statement/prospectus.

In July 2006, the Financial Accounting Standards Board, or “FASB,” issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109, or “FIN 48.” Among other things, FIN 48 provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within 12 months. PAETEC adopted FIN 48 on January 1, 2007, and recorded a reduction of retained earnings of $0.2 million effective January 1, 2007. The amount of unrecognized tax benefits from uncertain tax positions as of January 1, 2007 was, and at September 30, 2007 remains, $0.6 million, the majority of which, if recognized, would affect the effective tax rate.

PAETEC is currently under audit by certain state tax jurisdictions for the 2001 to 2004 tax years. It is reasonably possible that the examination phase of the audit for these years may conclude in the next 12 months, and that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns may change from those recorded as liabilities for uncertain tax positions in the financial statements as of January 1, 2007. However, based on the status of the examination, it is not possible to estimate the effect of any amount of such change to previously recorded uncertain tax positions.

PAETEC recognizes interest accrued related to unrecognized tax benefits in tax expense. Penalties, if incurred, would also be recognized as a component of tax expense. As of January 1, 2007, PAETEC had approximately $0.1 million of interest accrued related to unrecognized tax benefits.

2006 Compared With 2005

Revenue. Total revenue increased $76.9 million, or 15%, to $586.3 million for 2006 from $509.4 million for 2005. Revenue from network services increased $59.6 million, or 15%, to $460.3 for 2006 from $400.7 million for 2005. Revenue from carrier services increased $11.6 million, or 15%, to $88.3 million for 2006 from $76.7 million for 2005. Revenue from integrated solutions increased $5.7 million, or 18%, to $37.7 million for 2006 from $32.0 million for 2005.

The increases in total revenue and revenue generated by network services and carrier services primarily resulted from an increase in the number of digital T1 transmission lines in service, from 40,621 lines as of December 31, 2005 to 52,371 lines as of December 31, 2006. Of the lines in service as of December 31, 2006, approximately 80% were attributable to PAETEC’s network services business and approximately 20% were attributable to its carrier services business. In addition, PAETEC’s acquisition of American Long Lines, Inc. in February 2005 accounted for approximately $2.5 million of the increase in total revenue for 2006. The increase in revenue from integrated solutions was primarily due to new customer contracts signed during 2006.

Cost of Sales. Cost of sales increased to $282.2 million for 2006 from $235.2 million for 2005. In each period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. In 2005, cost of sales also included a credit of approximately $2.5 million from one of PAETEC’s largest vendors for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005, of which approximately $0.7 million was based on purchases during 2005 and was included in cost of sales for 2005. PAETEC did not recognize approximately $1.8 million of the credit over the discount period, because, before the recognition of the credit, the company did not believe that it would achieve the level of cumulative purchases required to earn the credit. During 2005, PAETEC entered into a new agreement with the vendor related to discounts on purchases of network services. At that time, PAETEC reached an agreement with the vendor that it had satisfied the criteria to earn a credit under the prior agreement and that the amount of the credit was $2.5 million. Cost of sales in 2005 also included the effects of a credit of $0.9 million that PAETEC recognized from a litigation settlement.

Leased transport charges increased to $188.8 million, or 67% of cost of sales, for 2006 from $157.2 million, or 67% of cost of sales, for 2005. The increase in leased transport charges was primarily attributable to increases in the amount of network services PAETEC sold in 2006.

Usage costs for local and long distance calls increased to $68.7 million, or 24% of cost of sales, for 2006 from $57.8 million, or 25% of cost of sales, for 2005. The increase in usage costs was primarily attributable to increases in the amount of network and carrier services PAETEC sold in 2006, and was partially offset by a decrease in the average usage rates the company is charged by network providers.

Cost of sales as a percentage of total revenue increased from 46% for 2005 to 48% for 2006. This increase was primarily attributable to investments in PAETEC’s network on new products and a credit the company received from one of its largest suppliers during 2005, as discussed above. The increases were partially offset by the amount of voice and data services that PAETEC provided using its own network and facilities, as well as network efficiencies the company achieved by aggregating network traffic using points of presence located near clusters of its customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $221.0 million for 2006 from $193.8 million for 2005. The increase was primarily attributable to an increase in salaries, wages and benefits of $11.0 million mainly due to a charge of $5.0 million related to cash bonuses awarded to senior executives in connection with the June 2006 leveraged recapitalization and an increase in PAETEC’s total number of employees from approximately 1,200 at December 31, 2005 to approximately 1,300 at December 31, 2006. The increase was also attributable to an increase of $3.5 million in sales commissions related to increased total revenue, an increase in stock-based compensation of approximately $6.5 million due to the adoption of SFAS No. 123(R) and the grant of restricted stock units to certain executives in connection with the leveraged recapitalization in 2006, an increase of approximately $1.2 million in computer hardware maintenance costs related primarily to additional computer equipment in service and an increase of $1.5 million related to a judgment against PAETEC regarding disputed access charges. As a result of the 2006 grant of restricted stock units to some executives in connection with the leveraged recapitalization and in connection with the US LEC merger agreement, PAETEC anticipates recognizing compensation expense related to these stock unit awards of approximately $16.0 million over a weighted average period of 1.5 years. Selling, general and administrative expenses for 2005 include $4.6 million of costs related to PAETEC’s withdrawn public offering and the related terminated new senior secured credit facility. Selling, general and administrative expenses as a percentage of total revenue decreased to 38% for 2006 from 39% for 2005 primarily because the rate at which PAETEC has increased its total revenue has exceeded the rate at which it has hired new employees.

Recapitalization-Related Costs. In 2006, PAETEC’s operating expenses include charges of approximately $15.2 million for costs related to the leveraged recapitalization, including transaction costs of approximately $1.1 million.

Depreciation and Amortization. Depreciation and amortization expense increased to $34.6 million for 2006 from $29.1 million for 2005. The increase was primarily attributable to increased depreciation expense resulting from an increase of $45.1 million in gross property and equipment since December 31, 2005 as part of PAETEC’s network deployment and maintenance.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right. Change in fair value of Series A convertible redeemable preferred stock conversion right resulted in income of $10.8 million for 2006 compared to an expense of $10.8 million in 2005.

After the end of the second quarter of 2005, but before the issuance of its second quarter 2005 financial statements, PAETEC withdrew its registration statement that it filed with the SEC in April 2005 and ceased its effort to complete an initial public offering of common stock. Before the second quarter of 2005, PAETEC did not ascribe any value to the conversion right of the Series A convertible redeemable preferred stock, as the company believed it would be able to convert the preferred stock into common stock before the holders of the Series A preferred stock would be able to require PAETEC to repurchase the Series A preferred stock at fair value. From the second quarter of 2005 through March 31, 2006, the embedded derivative was recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative was determined based on a number of assumptions including the liquidity and volatility of PAETEC’s stock.

As a result of PAETEC’s repurchase of all outstanding Series A preferred stock pursuant to the leveraged recapitalization, the Series A preferred stock conversion right no longer exists. The fair value of the Series A preferred stock conversion right was $0 as of June 12, 2006, as a result of the completion of the leveraged recapitalization. The change in fair value from March 31, 2006 to June 12, 2006 was recorded as income in 2006.

Loss on Extinguishment of Debt. As a result of the leveraged recapitalization, PAETEC incurred a loss on debt extinguishment of approximately $5.1 million for 2006, which was attributable to the write-off of $4.3 million of unamortized debt issuance costs related to the extinguishment of the company’s existing senior secured credit facility and lease termination fees of $0.8 million related to the termination of its capital leases.

Other Income, Net. Other income, net increased to $4.5 million for 2006 from $3.1 million for 2005, primarily as a result of an increase in interest income and an increase in other financing income.

Interest Expense. Interest expense increased to $27.3 million for 2006 from $10.5 million for 2005, primarily as a result of higher average outstanding debt balances during 2006, higher average interest rates, and the discontinuance of hedge accounting on PAETEC’s interest rate swap agreements during 2005, which decreased interest expense for that period by $1.3 million.

The average outstanding balances on PAETEC’s senior secured credit facilities were $252.7 million for 2006 and $112.3 million for 2005. As of December 31, 2006, borrowing rates were 8.9% and 12.9% under PAETEC’s first and second lien credit facilities, respectively. As of December 31, 2005, borrowing rates under the senior credit facility averaged 8.6%.

Income Taxes. PAETEC’s effective income tax rate was 52% for 2006 and 49% for 2005. Excluding the $10.8 million charge in 2005 that resulted from the change in fair value of the Series A preferred stock conversion right, PAETEC’s effective tax rate would have been 36% for that period. Of the $20.2 million in charges related to the leveraged recapitalization, $15.1 million related to the repurchase of PAETEC stock. These costs are non-deductible for tax purposes. Excluding the $15.1 million of charges relating to the repurchase of stock, as well as the $10.8 million in income that resulted from the fair value of the Series A preferred stock conversion right, PAETEC’s effective income tax rate would have been 41% for 2006. The increase in the company’s effective rate from December 31, 2005 to December 31, 2006 was primarily due to the adoption of SFAS No. 123(R), and the corresponding $2.4 million in stock-based compensation expense related to grants of stock options.

As of December 31, 2006, PAETEC had approximately $129.0 million in NOLs. As a result, PAETEC only has been required to pay accrued alternative minimum taxes and state income taxes. PAETEC conducted an analysis of the impact that the leveraged recapitalization had on its ability to utilize its NOLs. PAETEC concluded that it had incurred a change in ownership within the meaning of Section 382 of the Internal Revenue Code as a result of the leveraged recapitalization on June 12, 2006. In general, Section 382 places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the ownership change date. As such, as of December 31, 2006, the $129.0 million pre-change net operating losses will be subject to an annual limitation under Section 382. The analysis concluded that an annual limitation of approximately $7.1 million will be imposed on these NOLs. To the extent that the company has a net unrealized built in gain at the date of the ownership change, the limitation may be increased during the first five years following the ownership change pursuant to Section 382 and published notices. PAETEC believes that the analysis supports the conclusion that a net unrealized built in gain existed at the date of the ownership change providing for the increase in the annual limitation by approximately $9.3 million during the five-year period immediately following the ownership change that occurred on June 12, 2006. Based on this conclusion, a combined NOL limitation of $16.4 million will exist on PAETEC’s NOLs during the five years immediately following the ownership change, and an annual limitation of $7.1 million will exist thereafter. PAETEC believes that the overall analysis supports its ability to use its pre-change deferred tax assets related to the NOLs prior to their expiration.

Net Income. Net income decreased by $6.7 million, from net income of $14.5 million for 2006 to net income of $7.8 million in 2006. The decrease was primarily attributable to the completion of the leveraged recapitalization in June 2006.

2005 Compared With 2004

Revenue. Total revenue increased $95.7 million, or 23%, to $509.4 million for 2005 from $413.7 million for 2004. Revenue from network services increased $84.0 million, or 27%, to $400.7 million for 2005 from $316.7 million for 2004. Revenue from carrier services increased $5.9 million, or 8%, to $76.7 million for 2005 from $70.8 million for 2004. Revenue from integrated solutions increased $5.8 million, or 22%, to $32.0 million for 2005 from $26.2 million for 2004.

The increases in total revenue and revenue generated by network services and carrier services primarily resulted from an increase in the number of digital T1 transmission lines in service from 30,346 lines as of December 31, 2004 to 40,621 lines as of December 31, 2005. Of the lines in service as of December 31, 2005, 79% were attributable to PAETEC’s network services business and 21% were attributable to PAETEC’s carrier services business. PAETEC’s acquisition of assets from Covista Communications in August 2004 and PAETEC’s acquisition of American Long Lines in February 2005 together accounted for approximately $44.2 million of the increase in total revenue for 2005.

The 22% increase in revenue from integrated solutions during 2005 primarily resulted from an increase in revenue of approximately $4.0 million during 2005 from phone system sales, additional sales to existing integrated solutions customers, and increased sales of equipment to network services customers, as well as to an increase in revenue from the sale of software products of approximately $3.3 million, which was primarily due to new customer contracts signed during the period. The increases were partially offset by a decrease in managed services revenue, which included billing and customer care services for the telecommunications resale programs of universities of approximately $1.4 million during 2005. PAETEC believes the decrease was primarily attributable to wireless substitution by some of its college and university customers.

Cost of Sales. Cost of sales increased to $235.2 million for 2005 from $168.1 million for 2004. In each period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. In 2005, cost of sales included the effects of a credit of approximately $0.9 million PAETEC recognized from a litigation settlement and a credit of approximately $2.5 million from one of PAETEC’s largest vendors for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005, of which approximately $0.7 million was based on purchases during 2005 and included in cost of sales for 2005. PAETEC did not recognize approximately $1.8 million of the credit over the discount period, because, before the recognition of the credit, PAETEC did not believe that it would achieve the level of cumulative purchases required to earn the credit. During the first quarter of 2005, PAETEC entered into a new agreement with the vendor related to discounts on purchases of network services. At that time, PAETEC reached an agreement with the vendor that the company had satisfied the criteria to earn a credit under the prior agreement and that the amount of the credit was $2.5 million.

Leased transport charges increased to $157.2 million, or 67% of cost of sales, for 2005 from $112.8 million, or 67% of cost of sales, for 2004. The increase in leased transport charges was primarily attributable to increases in the amount of network services PAETEC sold in 2005. Usage costs for local and long distance calls increased to $57.8 million, or 25% of cost of sales, for 2005 from $39.0 million, or 23% of cost of sales, for 2004. The increase in usage costs was primarily attributable to increases in the amount of network and carrier services PAETEC sold in 2005, and was partially offset by a decrease in the average usage rates PAETEC is charged by network providers. The increase in usage costs as a percentage of cost of sales was primarily attributable to fluctuations in the mix of products sold during those periods.

Cost of sales as a percentage of total revenue increased from 41% for 2004 to 46% for 2005. This increase was primarily attributable to reductions in the rates PAETEC charges interexchange carriers, or IXCs, for interstate switched access services that were required by regulations, investments in PAETEC’s network on new products and the transition to PAETEC’s network of customers of acquired businesses. These increases were partially offset by an increase in the amount of voice and data services that PAETEC provides using its own network and facilities, network efficiencies the company achieved by aggregating network traffic using points of presence located near clusters of its customers, and PAETEC’s receipt of the vendor credit described above.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $193.8 million for 2005 from $172.1 million for 2004. The total increase was attributable to an increase in salaries, wages and benefits of $9.6 million primarily related to an increase in PAETEC’s total number of employees from approximately 1,100 at December 31, 2004 to approximately 1,200 at December 31, 2005, an increase of $7.3 million in sales commissions related to increased total revenue, and an increase of $2.1 million in facility costs primarily related to additional sales offices in Washington, D.C. and Pennsylvania and a new switch site in New Jersey. Selling, general and administrative expenses as a percentage of total revenue decreased to 39% for 2005 from 42% for 2004, primarily because the rate at which PAETEC has increased its total revenue has exceeded the rate at which the company has hired new employees. The decrease also was due in part to PAETEC’s acquisition of assets from Covista Communications in August 2004 and its acquisition of American Long Lines in February 2005, which together increased revenue for 2005 by approximately $44.2 million, but also increased selling, general and administrative expenses for the same period by approximately $10.7 million, or 24% of the increased revenue.

Withdrawn Initial Public Offering and Related Terminated New Senior Secured Credit Facility Expenses. In September 2005, PAETEC withdrew its registration statement filed with the SEC in April 2005 for an initial public offering of its common stock. As a result, PAETEC wrote off during 2005 approximately $4.6 million of costs related to the withdrawn initial public offering and the related terminated new senior secured credit facility.

Depreciation and Amortization. Depreciation and amortization expense increased to $29.1 million for 2005 from $22.8 million for 2004. The increase was largely attributable to increased depreciation expense resulting from an increase of $44.5 million in gross property and equipment since December 31, 2004 as part of PAETEC’s network deployment and maintenance. Amortization expense also increased as a result of an increase in gross intangible assets of $13.8 million from PAETEC’s acquisition in August 2004 of assets from Covista Communications and PAETEC’s acquisition in February 2005 of American Long Lines.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right. Change in fair value of Series A convertible redeemable preferred stock conversion right increased to $10.8 million in 2005 from $0 in 2004. After the end of the second quarter of 2005, but before the issuance of PAETEC’s second quarter 2005 financial statements, PAETEC withdrew the registration statement that it filed with the SEC in April 2005 and ceased its effort to complete an initial public offering of common stock. Before the second quarter of 2005, PAETEC did not ascribe any value to the conversion right, as the company believed it would be able to convert the Series A convertible redeemable preferred stock into common stock before the holders of the preferred stock would be able to require PAETEC to repurchase the preferred stock at fair value. Before its repurchase of all outstanding shares of the Series A convertible redeemable preferred stock in June 2006, PAETEC believed that it was reasonably possible that it would not be able to convert the Series A convertible redeemable preferred stock to common stock before the mandatory redemption date. As a result, PAETEC adjusted its probability-weighted average calculation of fair value of the conversion right to reflect this change in assumption. PAETEC valued this embedded derivative at December 31, 2005 based on a Black-Scholes probability weighted calculation using a 78% volatility factor assumption, a 4.4% risk-free interest rate and an estimate of $2.22 ascribed to the fair value of a share of PAETEC common stock as of December 31, 2005. PAETEC determined that the fair market value of the embedded derivative was $10.8 million and recorded the amount as a liability as of December 31, 2005.

Interest Expense. Interest expense decreased to $10.5 million for 2005 from $10.9 million for 2004, primarily as a result of lower average outstanding debt balances during 2005 and the discontinuance of hedge accounting on PAETEC’s interest rate swap agreements, which decreased interest expense by $1.3 million during 2005. The hedge accounting on PAETEC’s interest rate swap agreements was discontinued as of June 30, 2005, when the company concluded that the projected cash flows of its existing variable rate debt were no longer probable due to PAETEC’s planned refinancing of its senior secured credit facility. Because the interest rate swaps outstanding as of June 30, 2005 accordingly no longer qualified for hedge accounting, PAETEC reclassified $1.3 million associated with its hedge accounting from accumulated other comprehensive income to interest expense during the second quarter of 2005. The 2005 decrease in interest expense was partially offset by an increase in average interest rates applicable to PAETEC’s variable rate debt. As of December 31, 2005 and 2004, borrowing rates under the senior credit facility agreement averaged 8.6% and 6.6%, respectively.

Other Income, Net. Other income, net increased to $3.1 million for 2005 from $0.7 million for 2004, primarily as a result of an increase in interest income and an increase in other financing income.

Income Taxes. PAETEC recorded income tax provisions of $14.1 million, which represented an effective income tax rate of 49.4%, for 2005, and an income tax benefit of $37.2 million, which represented an effective income tax rate of (92%), for 2004. Excluding the $10.8 million charge that resulted from the change in the fair value of the Series A convertible redeemable preferred stock conversion right, PAETEC’s effective income tax rate would have been 35.9% for 2005.

The income tax benefit in 2004 included the effects of a non-cash net deferred income tax benefit for 2004 of approximately $38.2 million, which was partially offset by current income tax expense of $1.1 million for 2004. The non-cash net deferred income tax benefit for 2004 was the result of a reversal of substantially all of PAETEC’s previously existing valuation allowance. During the third quarter of 2004, PAETEC performed its regular assessment of its deferred income tax valuation allowance and determined that portions of the allowance should be reversed. The evaluation considered profitability of the business, the ability to use these deferred income tax assets against future profitable amounts, and possible restrictions on use due to limits as to the number of years over which the deferred income tax assets can be carried forward and to annual use limits associated with Section 382 of the Internal Revenue Code. This reversal of substantially all of the valuation allowance resulted in a non-cash deferred income tax benefit for 2004 of approximately $38.2 million and a reduction of goodwill by $7.4 million.

As of December 31, 2005, PAETEC had approximately $154.7 million in net operating loss carryforwards. As a result, PAETEC currently only pays alternative minimum taxes and state income taxes.

Net Income. Net income decreased by $63.1 million, from $77.6 million for 2004 to $14.5 million for 2005.

Critical Accounting Policies

PAETEC’s consolidated financial statements included elsewhere in this proxy statement/prospectus are prepared in accordance with GAAP, which require the company to make estimates and assumptions. Of PAETEC’s significant accounting policies described in Note 2 to the consolidated financial statements of PAETEC appearing elsewhere in this proxy statement/prospectus, PAETEC believes that the following policies may involve a higher degree of judgment and complexity.

Revenue Recognition. PAETEC generates recurring operating revenue pursuant to contracts with PAETEC’s customers and non-recurring revenue pursuant to non-recurring agreements. PAETEC recognizes revenue in accordance with GAAP, which require satisfaction of the following four basic criteria before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed and determinable; and

•	collectibility is reasonably assured.

PAETEC bases its determination of the third and fourth criteria above on the company’s judgment regarding the fixed nature of the fee it has charged for the services rendered and products delivered, and the prospects that those fees will be collected. If changes in conditions should cause it to determine that these criteria likely will not be met for some future transactions, revenue recognized for any reporting period could be materially adversely affected.

Management makes estimates of future customer credits through the analysis of historical trends and known events. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

During 2003, PAETEC adopted the provisions of EITF Bulletin No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Bulletin No. 00-21 provides additional guidance on revenue recognition for transactions that may involve the delivery or performance of multiple products, services or rights to use assets, and performance that may occur at different points in time or over different periods of time. The adoption of EITF Bulletin No. 00-21 did not have an effect on PAETEC’s results of operations, financial position or cash flow.

Network Services and Carrier Services Revenue. PAETEC derives revenue primarily from its sale of communications services. PAETEC’s service revenue consists principally of usage fees and monthly recurring fees.

Usage fees consist of fees paid by PAETEC’s customers for each call made, fees paid by the incumbent carriers in PAETEC’s markets as reciprocal compensation when the company terminates local calls made by their customers, and access fees paid by carriers for long distance calls that PAETEC originates and terminates. PAETEC recognizes revenue related to usage fees when the service is provided. PAETEC bills usage fees in arrears and uses estimates to recognize revenue for unbilled usage fees. PAETEC’s ability to generate reciprocal compensation revenue and access revenue is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, PAETEC’s policy is to recognize reciprocal compensation and access revenue only when the company concludes that its realization of that revenue is reasonably assured.

Monthly recurring fees include the fees paid by PAETEC’s customers for lines in service and additional features on those lines. Monthly recurring fees are paid by PAETEC’s end-user customers and are billed in advance. PAETEC recognizes this revenue during the period in which it is earned.

PAETEC has arrangements where it recognizes revenue in accordance with SEC Staff Accounting Bulletin, or “SAB,” No. 104, Revenue Recognition, which requires some non-recurring service activation and installation fee revenues that are payable in advance of the provision of services to be deferred over the average customer life. In accordance with those guidelines, PAETEC defers service activation and installation fee revenues and related costs and amortizes them over the average customer life, which is primarily three years.

Integrated Solutions Revenue. PAETEC also derives revenue from sales of telecommunications equipment and software. Equipment revenue consists of fees PAETEC’s customers pay for equipment and for PAETEC’s system design and installation services. PAETEC recognizes equipment revenue upon delivery and acceptance of the equipment. PAETEC derives software revenue through selling and supporting its proprietary telecommunications software. PAETEC recognizes revenue related to software sales upon delivery and acceptance of the software in accordance with Statement of Position No. 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants and related interpretations. Support fees include fees for maintenance of PAETEC’s telecommunications software and fees for training the end user in the proper use of PAETEC’s telecommunications software. PAETEC recognizes maintenance fees pro rata over the length of the underlying maintenance contract. PAETEC recognizes training fees after the training obligation has been fulfilled.

Allowance for Doubtful Accounts. To determine its allowance for bad debts, PAETEC uses estimates based on the company’s historical collection experience, its assessment of current industry and economic trends, customer concentrations and its credit policies. As of December 31, 2006, PAETEC had reserved for $5.3 million of bad debts.

PAETEC has reserved for expected bad debt losses based on the factors referred to above and believes that its reserves are adequate. It is possible, however, that the sufficiency of PAETEC’s estimates could become materially inadequate as the composition of PAETEC’s receivables changes over time. PAETEC continually reviews and refines the estimation process to take account of these changes, but from time to time may need to adjust its estimate to reflect actual experience.

Cost of Sales. Costs of sales are composed primarily of network costs, which are costs incurred for leased transport charges and for transmission of voice and data services over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. PAETEC expenses network costs as incurred. These costs include PAETEC’s estimate of charges for which it has not yet received bills and are based upon the estimated number of transmission lines and facilities PAETEC has in service and its estimated minutes of use based on internal reports. Once PAETEC receives an invoice from a carrier, it begins a process of reconciling that carrier’s invoice to PAETEC’s internal reports. Once the reconciliation is complete, PAETEC follows contractual terms to dispute any erroneous billing and, ultimately, agree with the carrier on the final amount due. In some cases, this reconciliation process can take several months to complete. PAETEC may make subsequent adjustments to its estimates after the company receives bills for the actual costs it incurs, but it generally does not expect that these adjustments will be material to its operating results. Accordingly, PAETEC’s accrual for network costs includes estimates for which the reconciliation of the carriers’ invoices to the company’s internal reports has not been completed. Because of the significance of access costs, the complexity of the systems that capture accrual information and the quantity of negotiated and regulated rates, PAETEC believes that the estimation of network cost accruals is a critical accounting policy.

Impairment of Long-Lived Assets. It is PAETEC’s policy to review its long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors the company considers important, and which could trigger an impairment review, include the following:

•	significant under-performance of PAETEC’s assets relative to expected historical or projected future operating results;

•	significant changes in the manner in which PAETEC uses its assets or in its overall business strategy;

•	significant negative industry or economic trends; and

•	a significant decline in fair market value of PAETEC’s common stock for a sustained period.

PAETEC determines whether the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the foregoing or other indicators of impairment. PAETEC determines if impairment exists relating to long-lived assets by comparing future undiscounted cash flows to the asset’s carrying value. If the carrying value is greater than the undiscounted cash flows, PAETEC measures the impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in PAETEC’s current business model or another appropriate valuation methodology for comparison to the carrying value.

In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, PAETEC does not amortize goodwill or other acquired intangible assets with indefinite useful lives. PAETEC has identified two reporting units as defined in SFAS No. 142. Goodwill is assessed for impairment at least annually, based upon PAETEC’s estimate of the fair value of each reporting unit. Currently, PAETEC does not have any intangible assets with indefinite useful lives.

PAETEC assesses the carrying value of its goodwill during the third quarter of each fiscal year. In accordance with SFAS No. 142, goodwill of a reporting unit also will be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value. The 2006, 2005 and 2004 annual assessments of the carrying value of PAETEC’s goodwill indicated that the value of the remaining goodwill was not impaired as of July 1, 2006, 2005, and 2004, respectively.

The changes in the carrying value of goodwill from January 1, 2003 through December 31, 2006 were as follows (in thousands):

Balance as of January 1 and December 31, 2003	$39,765
Goodwill related to acquisition of assets from Covista Communications, Inc.	4,349
Recognition of acquired net operating losses	(7,419)

Balance as of December 31, 2004	$36,695
Goodwill related to acquisition of American Long Lines, Inc.	1,471
Purchase accounting adjustment	(3,084)

Balance as of December 31, 2005 and December 31, 2006	$35,082

PAETEC reduced goodwill by $3.1 million during 2005 primarily as a result of a purchase accounting adjustment related to the acquisition of assets from Covista Communications. This decrease was partially offset by an increase in goodwill of $1.5 million attributable to the company’s acquisition of American Long Lines, Inc.

Because of the significance of long-lived assets and the judgments and estimates that go into the impairment analysis, PAETEC believes that its policies regarding impairment of long-lived assets are critical.

Share-Based Payment. Employees of PAETEC participate in the PAETEC Corp. 2001 Stock Option and Incentive Plan and the PAETEC Corp. 1998 Incentive Compensation Plan. Officers of PAETEC also participate in the PAETEC Corp. Executive Incentive Plan. On January 1, 2006, PAETEC adopted SFAS No. 123(R), Share-Based Payment, which revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service.

PAETEC adopted SFAS No. 123(R) using the modified prospective transition method and, therefore, the company has not restated results for prior periods. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). PAETEC recognizes these compensation costs ratably over the requisite service period of the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the following assumptions: expected volatilities are based on a volatility factor computed with the assistance of an independent third party, based upon an external peer group analysis of publicly traded companies based in the United States within a predetermined market capitalization range, which are referred to as “public comparables.” The analysis provides historical and implied volatilities of the public comparables and develops an estimate of constant expected volatility for PAETEC. The expected term of options granted is derived from the vesting period of the award, as well as exercisability of the award, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve and is based on the expected term of the option. PAETEC uses historical data to estimate forfeitures.

The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and PAETEC uses different assumptions, its stock-based compensation expense could be materially different in the future. In addition, PAETEC is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from the expense PAETEC has recorded in the current period.

Before the adoption of SFAS No. 123(R), PAETEC accounted for compensation cost under its option plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. When appropriate, compensation expense was recorded for awards of options over the period earned. However, in most cases PAETEC had not recognized any compensation expense in connection with option awards to employees, since the exercise price of the option on the date of grant generally approximated the fair market value of underlying Class A common stock on that date.

Income Taxes. PAETEC accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Management provides valuation allowances against the net deferred income tax asset for amounts that are not considered more likely than not to be realized. PAETEC must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance.

PAETEC considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. PAETEC uses judgment in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified.

In the third quarter of 2004, PAETEC evaluated the deferred income tax asset valuation allowance and determined that portions of the allowance should be reversed. The evaluation considered profitability of the business, the ability to utilize these deferred income tax assets against future profitable amounts, and possible restrictions on use due to limits as to the number of years over which they can be carried forward and annual use limits associated with Section 382 of the Internal Revenue Code. PAETEC determined that it was more likely than not that the company would be able to make use of approximately $48.8 million of the remaining net deferred income tax assets. The reversal of substantially all of the valuation allowance resulted in a non-cash net deferred income tax benefit for the year ended December 31, 2004 of approximately $38.2 million and a reduction of goodwill by $7.4 million in connection with acquired net operating losses. As of December 31, 2006, PAETEC maintained a valuation allowance of approximately $2.7 million, which primarily relates to state net operating loss carryforwards that the company does not believe it is more likely than not to realize. In accordance with SFAS No. 5, Accounting for Contingencies, PAETEC records tax contingencies when the exposure item becomes probable and reasonably estimable. Because of the significance of income taxes and the judgments and estimates that go into the calculation of income taxes, PAETEC believes that its income tax accounting policies are critical.

Purchase Accounting. PAETEC accounts for the purchase of a business by allocating the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as property and equipment and intangible assets. PAETEC uses available information to make these fair value determinations and, when necessary, engages an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Because of the inherent subjectivity associated with estimating the fair value of long-lived assets, PAETEC believes that the recording of assets and liabilities acquired in conjunction with the acquisition of a business is a critical accounting policy.

On February 28, 2005, PAETEC announced that it had purchased American Long Lines, Inc., a privately owned telecommunications company serving primarily small and medium-sized business customers in the mid-Atlantic region, for approximately $4.3 million in cash, of which approximately $2.0 million was paid at closing and approximately $2.3 million was paid during the first half of 2006. During the second quarter of 2006, the American Long Lines purchase agreement was amended to alter the original payment schedule and payment methodology, resulting in the final purchase payment being made during the second quarter of 2006.

On February 28, 2007, PAETEC and US LEC completed their combination pursuant to the merger agreement, dated as of August 11, 2006, as amended, among PAETEC, US LEC, PAETEC Holding Corp., WC Acquisition Sub U Corp., and WC Acquisition Sub P Corp. In accordance with the US LEC merger agreement, WC Acquisition Sub P Corp. merged with and into PAETEC and WC Acquisition Sub U Corp. merged with and into US LEC. PAETEC and US LEC were the surviving corporations of the mergers and, as a result of the mergers, became wholly-owned subsidiaries of PAETEC Holding Corp.

PAETEC is accounting for the mergers as a purchase of US LEC by PAETEC using the purchase method of accounting under GAAP. For federal income tax purposes, the two mergers are intended to be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code.

Derivatives. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, allows the gains and losses of a derivative to offset related results on the hedged item in the consolidated statement of operations and comprehensive income and requires PAETEC to formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

Derivatives are recognized on the balance sheet at fair value. PAETEC’s freestanding derivative instruments are designated as hedges at inception and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as hedges of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

PAETEC formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. PAETEC discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument. As part of the leveraged recapitalization it completed in June 2006, PAETEC obtained borrowings under new senior secured credit facilities. In connection with these new facilities, PAETEC had interest rate swaps at December 31, 2006 that qualified as cash flow hedges.

Before their repurchase pursuant to the leveraged recapitalization in June 2006, the outstanding shares of Series A preferred stock were convertible at any time at the holder’s option into shares of the Class A common stock at a price of $7.50 per share of Class A common stock. At any time after February 4, 2007, but not after the completion of a qualified public offering or a specified sale of the company, any holder of the Series A preferred stock would have had the right to require PAETEC to repurchase for cash any or all of the outstanding shares of the Series A preferred stock at fair market value, as defined in the Series A preferred stock purchase agreement. PAETEC determined that the conversion right of the Series A preferred stockholders combined with the cash repurchase right of the Series A preferred stockholders represented an embedded derivative as defined in SFAS No. 133. PAETEC accordingly has valued and bifurcated the embedded derivative from the host contract. At each balance sheet date, the embedded derivative was recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative was determined based on a number of assumptions, including the liquidity and volatility of PAETEC’s common stock. As a result of the leveraged recapitalization, the fair value of the embedded derivative was reduced to $0 as of June 30, 2006.

Self-Insurance Reserves. PAETEC is self-insured for certain losses related to insurance, although the company maintains stop-loss coverage with third party insurers to limit exposures. The estimate of PAETEC’s self-insurance liability contains uncertainty since the company must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and claims for incidents incurred but not reported as of the balance sheet date. When estimating PAETEC’s self-insurance liability, the company considers a number of factors, which include, but are not limited to, historical claim experience, and known claims not yet paid. PAETEC has not made any material changes in the accounting methodology used to establish its self-insurance liabilities during the past three fiscal years.

Legal and Contingency Reserves. PAETEC accounts for legal and other contingencies in accordance with SFAS No. 5, Accounting for Contingencies. Loss contingencies are accrued by a charge to income if both of the following conditions are met: information before issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements; and the amount of the loss can be reasonably estimated.

The foregoing list of critical accounting policies is not intended to be a comprehensive list of all of PAETEC’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for PAETEC to judge their application. There are also areas in which PAETEC’s judgment in selecting any available alternative would not produce a materially different result. In addition to reviewing the foregoing list, PAETEC encourages you to review carefully the notes to its consolidated financial statements included elsewhere in this proxy statement/prospectus, where you will find a more comprehensive description of the company’s accounting policies and additional disclosures that are required by GAAP.

Liquidity and Capital Resources

As described below, during the 2007 nine-month period in connection with the combination of PAETEC Corp. and US LEC, PAETEC obtained $850 million of new senior secured credit facilities and refinanced substantially all of its senior secured indebtedness, including borrowings outstanding under the credit facilities PAETEC had obtained in connection with the leveraged recapitalization PAETEC completed in June 2006. The expansion of the company as a result of the US LEC merger has resulted in an increase in PAETEC’s capital expenditures program and in other cash requirements to support future growth. In July 2007, as described below, PAETEC amended its senior secured credit facilities and prepaid $300 million principal amount of borrowings under those facilities with the proceeds of a new issue of its senior notes and cash on hand.

Source and Uses of Cash. PAETEC’s net cash provided by operating activities was $50.5 million for the 2007 nine-month period and $31.8 million for the 2006 nine-month period.

PAETEC’s investing activities during the 2007 nine-month period consisted primarily of activities related to the US LEC merger and the purchase and installation of property and equipment. Investing activities during the 2006 nine-month period consisted primarily of the purchase and installation of property and equipment.

Net cash provided by financing activities was $290.1 million in the 2007 nine-month period, primarily due to US LEC merger-related items. Net cash used by financing activities was $7.3 million in the 2006 nine-month period. As part of PAETEC’s June 2006 leveraged recapitalization, PAETEC obtained $375.0 million in proceeds from two new senior secured credit facilities, which PAETEC used to pay some or all of the cash required for the leveraged recapitalization and to repay its existing debt, including its existing senior secured credit facility and capital leases. As part of the leveraged recapitalization, PAETEC paid $205.0 million to the holders of PAETEC’s Series A convertible redeemable preferred stock for the redemption of the Series A convertible redeemable preferred stock and accumulated dividends, and purchased from some of PAETEC’s stockholders, a total of 6,546,526 shares of Class A common stock for approximately $56.9 million in cash. In the 2006 nine-month period, PAETEC paid $10.9 million in debt issuance costs, consisting of approximately $2.3 million related to the February 2006 amendment and restatement of its previously existing senior secured credit facility, and approximately $8.6 million related to the new senior secured credit facilities entered into as part of the leveraged recapitalization.

Cash Requirements. PAETEC has various contractual obligations and commercial commitments. PAETEC does not have off-balance sheet financing arrangements other than its operating leases.

The following table sets forth PAETEC’s future contractual obligations and commercial commitments as of December 31, 2006:

Contractual Obligations

	Total	2007	2008	2009	2010	2011	2012+
	(in thousands)
Long-term debt	$373,786	$2,856	$2,788	$2,767	$2,750	$2,750	$359,875
Operating leases	57,673	9,012	8,310	6,303	5,731	4,964	23,353
Purchase obligations	11,993	10,678	948	367	—	—	—
Other long-term liabilities	5,646	—	2,403	3,010	83	77	73

Total	$449,098	$22,546	$14,449	$12,447	$8,564	$7,791	$383,301

The following table sets forth PAETEC’s future contractual obligations and commercial commitments as of September 30, 2007:

Contractual Obligations

	Total	2007	2008	2009	2010	2011	2012 +
	(in thousands)
Long-term debt	$796,825	$1,269	$5,039	$5,017	$5,000	$5,000	$775,500
Operating leases	104,170	4,482	17,586	15,386	12,746	9,881	44,089
Purchase obligations	17,452	14,917	1,118	1,076	341	0	0
Other long-term liabilities	10,590	0	2,425	5,818	787	262	1,298

Total	$920,937	$20,668	$26,168	$27,297	$18,874	$15,143	$820,887

Long-Term Debt. On February 28, 2007, in connection with the completion of the US LEC merger, PAETEC Holding obtained $850 million of new senior secured credit facilities pursuant to a credit agreement, dated as of February 28, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, and CIT Lending Services Corporation, as Documentation Agent. PAETEC

and US LEC used the proceeds of the $800 million term loan facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness and to repurchase all outstanding shares of the US LEC preferred stock. No amount of the $50 million revolving credit facility has been drawn.

PAETEC Holding is the borrower under the facilities. All obligations under the facilities are guaranteed by all subsidiaries of PAETEC Holding, including PAETEC, US LEC and their respective subsidiaries.

On June 27, 2007, PAETEC Holding and the other parties to the credit agreement entered into a First Amendment to Credit Agreement, which PAETEC refers to as the “Amendment,” which amended the credit agreement. The Amendment became effective on July 10, 2007, as of the closing of its offering of senior notes discussed below, and upon its application of the net proceeds of the senior notes offering, together with cash on hand, to repay $300 million principal amount of loans outstanding under the term loan facility. Except as amended by the Amendment, the provisions of the credit agreement as executed on February 28, 2007 remain in effect.

Under the credit agreement, as amended by the Amendment, the credit facilities consist of a term loan facility in a total principal amount of $498 million, all of which is drawn, and a revolving credit facility in a total available principal amount of $50 million, none of which was drawn as of the Amendment closing date. PAETEC may elect, subject to pro forma compliance with a total leverage ratio covenant and other conditions, to solicit the lenders under the credit agreement or other prospective lenders to increase by up to $225 million the total principal amount of borrowings available under the term loan facility. Any such increased borrowings may be used for capital expenditures and general corporate and working capital purposes.

PAETEC is required to make scheduled principal payments under the term loan facility, in equal quarterly installments, in an annual amount of $5.0 million during the first 5 1/2 years after the Amendment closing date.

Borrowings under the amended credit facilities bear interest, at its option, at an annual rate equal to either a specified “base rate” plus a margin of 1.50% or LIBOR plus a margin of 2.50%. The margin applicable to LIBOR loans under the revolving credit facility is subject to specified reductions based on certain reductions in the total leverage ratio described below.

The Amendment modified some of the restrictive covenants in the credit agreement to provide PAETEC with enhanced operating flexibility, including the ability to incur additional indebtedness. The Amendment eliminated a financial covenant that had required PAETEC to maintain compliance with specified ratios of consolidated adjusted EBITDA to fixed charges (as defined for purposes of the credit agreement). The Amendment also modified the terms of the total leverage ratio covenant previously applicable to PAETEC. Under the amended covenant, PAETEC’s ratio of consolidated debt to consolidated adjusted EBITDA (as defined for purposes of the credit agreement) for any measurement period will not be permitted to be greater than 5.00:1.00.

On July 10, 2007, PAETEC closed an offering of $300 million in aggregate principal amount of 9.5% Senior Notes due 2015, which were issued pursuant to an Indenture, dated as of July 10, 2007, among PAETEC Holding, the subsidiary guarantors of PAETEC Holding named therein, and The Bank of New York, as trustee. PAETEC sold the senior notes in an offering exempt from the registration requirements of the Securities Act.

The senior notes accrue interest at a rate of 9.5% per year from July 10, 2007. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2008. The senior notes will mature on July 15, 2015.

PAETEC may redeem some or all of the senior notes, at any time before July 15, 2011, at a redemption price equal to 100% of their principal amount plus a “make-whole” premium. PAETEC may redeem some or all of the senior notes, at any time on or after July 15, 2011, at specified redemption prices declining to 100% of their principal amount. In addition, before July 15, 2010, PAETEC may redeem up to 35% of the senior notes at a redemption price of 109.500% of their principal amount with the net cash proceeds of certain equity offerings. If PAETEC undergoes certain kinds of changes of control, or sells certain of its assets and does not apply the net proceeds to repay indebtedness under its credit facilities or reinvest such net proceeds in its business, PAETEC may be required to offer to purchase senior notes from holders.

The senior notes are PAETEC Holding’s senior unsecured obligations and rank equally in right of payment with all of PAETEC Holding’s existing and future senior indebtedness. Each of PAETEC Holding’s restricted subsidiaries (the “Subsidiary Guarantors”) that is eligible and required under the indenture to do so has guaranteed the senior notes on a senior unsecured basis. Each guarantee ranks or will rank equally in right of payment with all existing and future senior indebtedness of the guarantor. The senior notes and the guarantees are effectively subordinated in right of payment to all of PAETEC Holding’s and the guarantors’ existing and future secured obligations, to the extent of the value of the assets securing that indebtedness.

PAETEC Holding has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of PAETEC Holding other than the subsidiary guarantors are immaterial. There are no material restrictions on the ability of consolidated subsidiaries to transfer funds to PAETEC Holding in the form of cash dividends, loans or advances.

The senior notes indenture contains customary restrictive covenants, all of which are subject to a number of important qualifications and exceptions.

PAETEC applied the net proceeds of the offering, together with cash on hand, to repay $300 million principal amount of loans under its senior secured term loan credit facility and to pay related fees and expenses.

PAETEC has entered into a registration rights agreement, dated as of July 10, 2007, pursuant to which PAETEC has agreed to use commercially reasonable efforts to file a registration statement with the SEC to exchange the senior notes for a new issue of substantially identical debt securities in an exchange registered under the Securities Act or, if required, to file a shelf registration statement to cover resales of the notes under specified circumstances. If PAETEC fails either to cause the exchange offer registration statement to be declared effective or to complete the exchange offer within the period specified in the indenture or, if required, to cause any shelf registration statement with respect to resales of the senior notes to be declared effective within the period specified in the indenture, or if the exchange offer registration statement or any shelf registration statement is declared effective but thereafter ceases to be effective or usable, subject to specified exceptions, in connection with exchanges or resales of the senior notes, PAETEC will be required to pay additional interest to the holders of the notes under some circumstances. The additional interest in the case of a registration default will accrue at an annual rate of 0.25% with respect to the first 90-day period immediately following the occurrence of any such default and will increase by the 0.25% annual rate with respect to any subsequent 90-day period during which such a registration default continues, up to a maximum increase of 1.00% in the annual interest rate.

Other Debt Obligations. Other debt as of September 30, 2007 includes PAETEC’s vehicle note obligations of approximately $0.1 million.

See Note 5 to PAETEC’s consolidated financial statements as of and for the period ended September 30, 2007 appearing elsewhere in this proxy statement/prospectus for additional information regarding the company’s debt.

Operating Lease Obligations. PAETEC has entered into various non-cancelable operating lease agreements, with expiration dates through 2021, for office space and equipment. Some of these leases have free or escalating rent payment provisions. PAETEC recognizes rent expense under these leases on a straight-line basis. PAETEC occupies its corporate headquarters under a 20-year lease agreement. The company expects that its annual rental payments under the lease will increase to approximately $2.0 million for the last ten years of the lease term. PAETEC’s rental payments under the lease were $1.4 million for the 2007 nine-month period.

Purchase Obligations. PAETEC’s purchase obligations represent non-cancelable contractual obligations for equipment and services.

Other Long-Term Liabilities. Included in PAETEC’s long term-liabilities as of September 30, 2007, for which it anticipates no payments to be required during the periods presented or thereafter, are deferred revenues, the fair value of the company’s interest rate swap agreements, and deferred rent credits.

Capital Requirements Before Giving Effect to Merger. PAETEC expects that, to maintain and enhance its network and services and to generate planned revenue growth, PAETEC will continue to require significant capital expenditures. PAETEC currently estimates that its capital expenditures, including assets PAETEC anticipates acquiring under capital leases, will total approximately $85.0 million for 2007, including the approximately $52.2 million of capital expenditures PAETEC applied in the 2007 nine-month period. PAETEC expects to fund all of its 2007 capital expenditures from cash flows from operations and cash on hand. The actual amount and timing of PAETEC’s capital requirements may differ materially from its estimates as a result of regulatory, technological and competitive developments in its industry. As of September 30, 2007, PAETEC had entered into agreements with vendors to purchase approximately $17.4 million of equipment and services, of which PAETEC expects $14.9 million to be delivered and payable in 2007, $1.1 million to be delivered and payable in 2008, $1.1 million to be delivered and payable in 2009, and $0.3 million to be delivered and payable in 2010.

As of September 30, 2007, PAETEC had a total of approximately $105.5 million of cash and cash equivalents. PAETEC believes that its cash on hand, cash flow from operations and the proceeds it expects to be available under its revolving credit facility will provide sufficient cash to enable PAETEC to pay the costs in connection with its proposed acquisition of McLeodUSA, fund its planned capital expenditures, make scheduled principal and interest payments, meet its other cash requirements and maintain compliance with the terms of its financing agreements for at least the next 12 months. After the foregoing period, PAETEC may require additional capital for network enhancements to provide increased capacity to meet expected increased demand for its services. The amount and timing of these additional network enhancements, if any, will depend on the anticipated demand for services, the availability of funds and other factors. The actual amount and timing of PAETEC’s future capital requirements may differ materially from its estimates depending on the demand for its services and new market developments and opportunities. If PAETEC’s plans or assumptions change or prove to be inaccurate, or if PAETEC seeks to complete additional acquisitions of other businesses or to accelerate the expansion of its business, the foregoing sources of funds may prove to be insufficient and PAETEC may accordingly seek additional capital. Additional sources of capital may include equity financing, additional borrowings and other financing arrangements, such as vendor financing. In addition, if PAETEC believes it can obtain additional debt financing on advantageous terms, PAETEC plans to seek such financing at any time, including before completion of the merger, to the extent that advantageous market conditions and other factors permit it to do so. The debt financing PAETEC plans to seek may be in the form of additional term loans under its senior secured credit facility or additional senior notes having substantially the same terms as, or different terms from, PAETEC’s existing senior notes. Any inability by PAETEC to generate or obtain the sufficient funds that it may require could limit PAETEC’s ability to increase revenue or operate profitably.

Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109. Among other things, FIN 48 provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within 12 months. PAETEC adopted FIN 48 on January 1, 2007, and recorded a reduction of retained earnings of $0.2 million effective

January 1, 2007. The amount of unrecognized tax benefits from uncertain tax positions as of January 1, 2007 was, and as of September 30, 2007 remains, $0.6 million, the majority of which, if recognized, would affect the effective tax rate.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. PAETEC is currently evaluating the potential impact of adopting SFAS No. 157.

In September 2006, the SEC issued SAB No. 108, codified as SAB Topic 1.N, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 was issued to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires that misstatements are quantified based on their impact on each of an entity’s financial statements and related disclosures. SAB No. 108 is effective for financial statements covering the first fiscal year ending after November 15, 2006 and allows a one-time transitional cumulative effect adjustment to the carrying amounts of assets and liabilities as of the beginning of the fiscal year, with the offsetting adjustment to the opening balance of retained earnings. This one-time adjustment is allowed only for errors that were not previously deemed material but are material under the guidance in SAB No. 108. The adoption of SAB No. 108 did not have an impact on PAETEC’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS 115, which allows for the option to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. PAETEC is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements.

In June 2006, the EITF reached a consensus on EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement. EITF No. 06-3 permits taxes within the scope of EITF No. 06-3 to be presented on either a gross basis or a net basis as long as the presentation is used consistently. The adoption of EITF No. 06-3 on January 1, 2007 did not affect PAETEC’s condensed consolidated financial statements. PAETEC presents the taxes within the scope of EITF No. 06-3 on a net basis.

Quantitative and Qualitative Disclosures About Market Risk

PAETEC is exposed to market risks in the normal course of business. PAETEC manages the sensitivity of its results of operations to these risks by maintaining an investment portfolio consisting primarily of short-term, interest-bearing securities and by entering into long-term debt obligations with appropriate pricing and terms. PAETEC does not hold or issue derivative, derivative commodity or other financial instruments for trading purposes, although it holds some derivative financial instruments to manage its exposure to fluctuations in interest rates. PAETEC does not have any material foreign currency exposure.

PAETEC’s major market risk exposure is to changing interest rates associated with borrowings it uses to fund the expansion of its business and its historical operating losses. The interest rates that PAETEC is able to obtain on its debt financing depend on market conditions.

PAETEC’s policy is to manage interest rates through a combination of fixed-rate and variable-rate debt and through use of interest rate swap contracts to manage its exposure to fluctuations in interest rates on its variable-rate debt. As of September 30, 2007, $400.0 million of PAETEC’s long-term debt consisted of variable-rate instruments that accrue interest at floating rates. As of the same date, through three interest rate swap contracts, PAETEC capped its interest rate exposure through June 30, 2009 at a rate of 5.64% on $125.0 million of floating-rate debt, through June 30, 2009 at a rate of 5.63% on $100.0 million of floating-rate debt, and through April 30, 2009 at a rate of 5.00% on $175.0 million of floating-rate debt. A change of one percentage point in the interest rates applicable to PAETEC’s $400.0 million of variable-rate debt not subject to an interest rate swap contract as of September 30, 2007 would result in a fluctuation of approximately $4.0 million in its annual interest expense.

US LEC’s Selected Historical Consolidated

Financial and Operating Data and Discussion and Analysis

Selected Historical Consolidated Financial and Operating Data of US LEC

The following tables show US LEC’s selected consolidated statements of operations data, balance sheet data, other financial data and operating data as of and for each of the years ended December 31, 2004, 2005 and 2006. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2005 and 2006 are derived from US LEC’s audited consolidated financial statements prepared in accordance with GAAP, which are included elsewhere in this proxy statement/prospectus. The selected balance sheet data as of December 31, 2004 are derived from US LEC’s audited consolidated financial statements prepared in accordance with GAAP, which are not included in this proxy statement/prospectus.

You should read the selected financial data set forth below together with “—Discussion and Analysis of Results of Operations of US LEC” and US LEC’s consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Year Ended December 31,
	2004	2005	2006
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$356,181	$387,738	$424,201
Network expenses	171,292	186,924	212,140
Depreciation and amortization	49,851	50,668	48,656
Selling, general and administrative(1)	139,231	148,902	161,107
Charge related to carrier access disputes(1)	—	23,292	—

Income (loss) from operations	(4,193)	(22,048)	2,298
Charges related to early extinguishment of debt(2)	(4,416)	—	—
Other income	—	202	—
Net interest expense	(11,153)	(16,802)	(18,965)

Net loss	(19,762)	(38,648)	(16,667)
Less: dividends on preferred stock	15,316	16,256	17,253
Accretion of preferred stock issuance cost	587	623	662

Net loss attributable to common stockholders	$(35,665)	$(55,527)	$(34,582)

Net loss attributable to common stockholders per share—basic	(1.19)	(1.83)	(1.10)
Net loss attributable to common stockholders per share—diluted	(1.19)	(1.83)	(1.10)

	As of December 31,
	2004	2005	2006
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$48,232	$30,704	$42,562
Property and equipment, net	158,617	144,350	127,043
Total assets	298,311	252,352	237,472
Long-term debt (including current portion)	149,288	149,438	149,587
Series A redeemable convertible preferred stock	261,158	278,037	295,952

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Other Financial Data:
Cash capital expenditures	$33,395	$34,954	$29,443
Net cash flow provided by (used in) operating activities	25,219	17,736	36,234
Net cash flow used in investing activities	(35,724)	(34,638)	(29,441)
Net cash flow provided by (used in) financing activities	15,611	(626)	5,065

	As of December 31,
	2004	2005	2006
Operating Data:
Number of states served with all services (including the District of Columbia)	16	17	17
Number of local switch locations	27	27	27
Number of business class customers	22,324	26,225	28,843
Number of employees	1,065	1,128	1,035
Number of sales and sales support employees	460	485	435

(1)	See Note 7 to US LEC’s consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included elsewhere in this proxy statement/prospectus. Normal and recurring provisions for doubtful accounts are included in selling, general and administrative expenses for all periods presented.
(2)	See Note 5 to US LEC’s consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included elsewhere in this proxy statement/prospectus.

Discussion and Analysis of Results of Operations of US LEC

The following discussion and analysis of US LEC’s results of operations for 2004, 2005 and 2006 is included in this proxy statement/prospectus because it may be useful for stockholders in assessing US LEC’s historical performance and PAETEC’s prospects following PAETEC Corp.’s combination with US LEC on February 28, 2007.

Overview

US LEC is a provider of IP, data and voice solutions to medium-sized and large businesses and enterprise organizations throughout 16 Eastern states and the District of Columbia. US LEC offers advanced, IP-based, data and voice services such as MPLS VPN and Ethernet, as well as comprehensive VoIP-enabled services and features. US LEC also offers local and long distance services and data services such as frame relay, Multi-Link Frame Relay and ATM. US LEC provides a broad array of complementary services, including conferencing, data backup and recovery, data center services and Web hosting, as well as managed firewall and router services for advanced data networking. At December 31, 2006, US LEC also offered selected voice services in 27 additional states and provided enhanced data services, selected Internet services and local dial-up Internet access for Internet service providers nationwide.

Revenue

In recent years, US LEC has derived approximately 96% of its revenue from end users and carrier services. It has generated the balance of its revenue from other sources, including wholesale, installation and other miscellaneous services. End-customer revenue consists of recurring, usage-sensitive charges, primarily for long distance services, and installation charges paid by businesses and other end-customers for voice, data and Internet services. The components of end-customer revenue include monthly recurring charges, usage-based charges and initial non-recurring charges. Monthly recurring charges consist of fees paid for calls made, primarily long distance, by customers. Initial non-recurring charges consist primarily of the amortization of deferred installation charges billed to customers. Carrier charges are derived from billings to other carriers, which are principally for network access charges and reciprocal compensation. Access charges consist of fees paid primarily by interexchange carriers for the origination and termination of interexchange toll and toll-free calls. Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier’s network.

Of US LEC’s total revenue in the past three years, end-customer revenue represented 88% for 2006, 85% for 2005 and 80% for 2004. Intercarrier compensation, which represents revenue generated by carrier access fees and reciprocal compensation, represented 8% of US LEC’s total revenue for 2006, 11% for 2005 and 17% for 2004.

The following table shows the components of US LEC’s revenue in 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	(in millions)
End-Customer Revenue
Voice monthly recurring charges	$143.4	$159.2	$180.5
Data monthly recurring charges	92.2	120.8	140.2
Long distance	48.4	50.8	54.5

	$284.0	$330.8	$375.2
Percent of total revenue	80%	85%	88%

Inter-Carrier Compensation
Carrier access	$50.3	$35.0	$26.1
Reciprocal compensation	10.6	8.7	7.7

	$60.9	$43.7	$33.8
Percent of total revenue	17%	11%	8%
Other revenue	$11.3	$13.2	$15.2
Percent of total revenue	3%	3%	4%

Total revenue	$356.2	$387.7	$424.2

The increase in total revenue over the past three years has resulted primarily from growth in end-customer revenue, which was primarily attributable to an increase in the number of customers. US LEC expanded its customer base through geographic expansion, increased penetration of established markets, continued development and acceptance of new services, and acquisitions of other businesses. US LEC’s operating results for 2005 and 2006 include full years of revenue resulting from its acquisition of StarNet in December 2004. In addition, high rates of customer retention facilitate end-customer revenue growth and increased opportunity for additional services. During 2006, US LEC’s base of business customers increased from 26,225 to 28,843 and its average monthly business customer turnover remained at approximately 1.08%.

The increase in data services also has contributed to an increase in end-customer revenue. During 2006, the number of customers purchasing data products increased by 2,100 and end-customer revenue from data services increased from 31% of total revenue in 2005 to 33% of total revenue in 2006.

Customer Retention

US LEC emphasizes customer retention as a measure of operating performance, as the cost of obtaining a new customer is greater than the costs associated with keeping an existing one. US LEC includes every category of customer loss when it calculates its customer retention rate, including customers that are deactivated due to non-payment of their bills. In 2006, US LEC retained 91.3% of its customer base, which represented an average monthly retention rate of 98.9%.

Network Expense

US LEC’s network expenses consist primarily of leased transport charges and usage-sensitive charges. US LEC’s leased transport charges are the lease payments incurred by it for the transmission facilities used to connect US LEC’s customers to the US LEC-owned switch that services those customers, to connect US LEC’s network and to connect to the networks of the local incumbent carrier and other carriers. US LEC does not currently own any fiber or copper transport facilities. It leases its facilities from various providers, including, in many cases, the local incumbent carrier. Usage-sensitive charges are primarily composed of charges associated with US LEC’s long distance, access charges and reciprocal compensation owed to other carriers.

During 2006, US LEC pursued a controlled growth strategy that included a re-configuring and streamlining of its network, strict purchasing controls, network design changes, improved purchasing terms and the addition of lower cost circuits to its network. These efforts contributed to a reduction in the cost of US LEC’s local network and customer loops, which decreased 9% from the fourth quarter of 2004 to the fourth quarter of 2005. Network expense as a percentage of total revenue increased from 48% in 2005 to 50% in 2006. The increase in network expense was primarily attributable to the change in revenue mix from carrier charges toward end-customer revenue, which is associated with higher network costs.

Selling, General and Administrative Expenses

US LEC’s selling, general and administrative expenses include salary and related costs, which in recent periods have accounted for approximately two-thirds of US LEC’s total selling, general and administrative expenses, as well as the costs associated with developing and expanding US LEC’s infrastructure to support expansion into new markets and the addition of new products. Such expenses are associated with marketing, occupancy, bad debt, administration and billing. Other expenses include legal fees incurred in connection with litigation and loss on disposal of fixed assets.

Working Capital Management

During 2006, US LEC’s focus on working capital management included management of end-customer receivables and days sales outstanding, accounts payable and vendor relationships, and strict purchasing controls applied to selling, general and administrative expenses. Although increased revenue and management of working capital were partially offset by increased accounts receivable and days of sales outstanding related to carrier disputes, US LEC continued to generate positive cash flow from operations. Through the fourth quarter of 2006, US LEC had generated positive cash flow from operations in 16 of its last 17 fiscal quarters. Cash flow from operations for 2006 was $36.2 million compared to $17.8 million for 2005.

Depreciation and Amortization

Depreciation and amortization include depreciation of US LEC’s telecommunications switching and other equipment, office equipment, furniture and other leasehold improvements, and amortization of intangible assets.

Results of Operations of US LEC

2006 Compared With 2005

Revenue. Total revenue increased $36.5 million, or 9%, to $424.2 million for 2006 from $387.7 million for 2005. Revenue from business class end-customers increased $44.4 million, or 13%, to $375.2 million for 2006 from $330.8 million for 2005. Revenue from carrier charges decreased $9.9 million, or 23%, to $33.8 million for 2006 from $43.7 million for 2005.

The increases in total revenue in 2006 resulted from an increase in end-customer revenue, as carrier charges decreased significantly from 2005. The growth in business class end-customer revenue was attributable to an increase in the number of business class customers and in the services utilized by each customer. During 2006, US LEC’s business class customer base increased 10%, from 26,225 to 28,843. The increase in customers and in end-customer revenue resulted primarily from increased penetration of established markets, continued development and acceptance of new services, and geographic expansion. The majority of the increase in end-customer revenue was attributable to an increase of approximately 2,100 customers that purchased at least one data product, resulting in a $19.4 million increase in data revenue from 2005.

The decrease in revenue from carrier charges reflected the impact of rate decreases in 2005 and reductions in the number of carrier access revenue sharing arrangements, as well as the effect of various settlements and adjustments in 2005 to amounts owed to customers that shared access revenue.

Reciprocal compensation and wholesale revenue continued to represent a minor portion of US LEC’s total revenue. Other revenue, including wholesale services revenue, accounted for 4% of total revenue in 2006.

Network Expenses. Network expenses increased to $212.1 million for 2006 from $186.9 million for 2005. In each period, network expenses consisted primarily of leased transport charges, facility installation charges and usage-sensitive charges.

Leased transport charges represented 78% of network expenses for 2006, as compared to 77% of network expenses for 2005. Usage-sensitive charges, primarily for long distance services, represented 22% of network expenses for 2006 as compared to 23% of network expenses for 2005.

Network expenses as a percentage of total revenue increased from 48% for 2005 to 50% for 2006. This increase was primarily attributable to the shift in US LEC’s revenue mix toward end-customer revenue, which involves higher network costs than carrier services. The increase in network expenses also reflected the effects of the increase in the size of US LEC’s network and an increase in customers and services utilized by each customer.

Selling, General and Administrative Expenses (excluding stock-based compensation expense and merger related expenses). Selling, general and administrative expenses, excluding stock-based compensation expense and merger related expenses, increased to $151.4 million for 2006 from $148.9 million for 2005, primarily as a result of infrastructure expansion to support revenue growth. These amounts exclude a $23.3 million charge recorded in 2005 related to carrier access disputes. Normal and recurring provisions for doubtful accounts are included in selling, general and administrative expenses for all periods presented. Salary and related costs continue to account for approximately two-thirds of US LEC’s total selling, general and administrative expenses. The total number of employees decreased 8% from 1,128 at December 31, 2005 to 1,035 at December 31, 2006. Selling, general and administrative expenses as a percentage of total revenue decreased to 36% for 2006 from 38% for 2005 primarily due to the effects of expense control initiatives, an improvement in back office efficiencies and growth in revenue. Employee productivity improvements were reflected in a higher customer-to-employee ratio and higher quarterly end-customer revenue per employee, which increased from $76,600 in the fourth quarter of 2005 to $94,100 in the fourth quarter of 2006.

Stock-Based Compensation Expense. As of January 1, 2006, US LEC adopted SFAS No. 123(R), Share-Based Payment, using the modified prospective transition method. Under this method, compensation expense is recognized for new grants beginning in 2006 and any unvested grants prior to the adoption of SFAS No. 123(R). Stock-based compensation expense for 2006 was $2.3 million.

Merger Related Expenses. On August 14, 2006, US LEC announced the signing of a definitive agreement to effect its combination with PAETEC Corp. Expenses related to the merger were $7.4 million in 2006 and are included in selling, general and administrative expenses.

Charge Related to Carrier Access Disputes. As a result of interexchange access disputes and settlements, US LEC recorded a one-time non-cash charge of approximately $23.3 million in the fourth quarter of 2005.

Depreciation and Amortization. Depreciation and amortization expense decreased to $48.7 million for 2006 from $50.7 million for 2005, primarily as a result of decreased depreciation expense.

Interest Income and Expense. Interest income increased to $1.5 million for 2006 from $1.0 million for 2005. Interest expense increased to $20.5 million for 2006 from $17.8 million for 2005, primarily as a result of higher market interest rates.

Income Taxes. For 2006 and 2005, US LEC did not record an income tax benefit. US LEC has provided a full valuation allowance against deferred assets resulting from net operating losses, as US LEC’s management could not predict, based on the weight of available evidence, that it is more likely than not that such assets would be ultimately realized.

2005 Compared With 2004

Revenue. Total revenue increased $31.5 million, or 9%, to $387.7 million for 2005 from $356.2 million for 2004. Revenue from business class end-customers increased $46.8 million, or 16%, to $330.8 million for 2005 from $284.0 million for 2004. Revenue from carrier services decreased $17.2 million, or 28%, to $43.7 million for 2005 from $60.9 million for 2004.

The increases in total revenue in 2005 resulted from an increase in end-customer revenue, as carrier charges decreased significantly in 2005. The growth in revenue from sales to business class end customers was attributable to an increase in the number of business class customers and in the services utilized by each customer. During 2005, US LEC’s business class customer base increased 17%, from 22,324 to 26,225. This increase in customers and in end-customer revenue was primarily achieved through increased penetration of established markets, continued development and acceptance of new services, and geographic expansion. The majority of the increase in end-customer revenue was attributable to an increase of approximately 6,900 customers that purchased at least one data product, resulting in a $28.6 million increase in data revenue from 2004 to 2005. The number of services utilized by each customer not acquired through acquisition increased from 4.7 products per customer in 2004 to 4.8 products in 2005.

The decrease in revenue from carrier services resulted from the impact of rate decreases in 2005, the resolution of intercarrier compensation issues with BellSouth, which resulted in the recognition of $1.8 million in additional revenue in 2004, reductions in the number of carrier access revenue sharing arrangements, and the impact of various settlements and adjustments to amounts owed to customers that share access revenue.

Network Expenses. Network expenses increased to $186.9 million for 2005 from $171.3 million for 2004. In each period, network expenses consisted primarily of leased transport charges, facility installation charges and usage-sensitive charges.

Leased transport charges represented 77% of network expenses for 2005, as compared to 78% of network expenses for 2004. Usage-sensitive charges represented 23% of network expenses for 2005 as compared to 22% of network expenses for 2004.

Network expenses as a percentage of total revenue remained constant at 48% for 2005 despite the shift in revenue mix toward end-customer revenue, which involves higher network costs, and away from intercarrier compensation. The increases in network expenses as a percentage of revenue that resulted from reductions in carrier access revenue were offset by decreases in network expenses as a percentage of revenue due to network re-configuring and streamlining activities, as well as positive adjustments of previous amounts estimated as accrued network costs. The increase in network expenses also reflected the increase in the size of US LEC’s network and an increase in customers and usage by customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $148.9 million from $139.2 million for 2004, primarily as a result of infrastructure expansion to support growth. Selling, general and administrative expenses exclude a $23.3 million charge recorded in 2005 related to carrier access disputes. Normal and recurring provisions for doubtful accounts are included in selling, general and administrative expenses for all periods presented. Salary and related costs continue to account for approximately two-thirds of US LEC’s total selling, general and administrative expenses. The total number of employees increased 6% from 1,065 at December 31, 2004 to 1,128 at December 31, 2005. Selling, general and administrative expenses as a percentage of total revenue decreased to 38% for 2005 from 39% for 2004 primarily due to the effects of expense control initiatives, an improvement in back office efficiencies and growth in revenue. Employee productivity improvements were reflected in a higher customer-to-employee ratio and higher quarterly end-customer revenue per employee, which increased from $70,200 in the fourth quarter of 2004 to $76,600 in the fourth quarter of 2005.

Charge Related to Carrier Access Disputes. As a result of interexchange access disputes and settlements, US LEC recorded a one-time non-cash charge of approximately $23.3 million in the fourth quarter of 2005.

Charges Related to the Early Extinguishment of Debt. US LEC incurred a loss on debt extinguishment of approximately $4.4 million in 2004. The loss was attributable to the early retirement of US LEC’s subordinated debt and the related acceleration of the $2.0 million discount associated with this subordinated debt, as well as to $2.4 million of unamortized debt issuance fees related to its senior credit facility and subordinated notes. There were no charges related to the early extinguishment of debt in 2005.

Depreciation and Amortization. Depreciation and amortization expense increased to $50.7 million for 2005 from $49.9 million for 2004. The increase was primarily attributable to the increase in depreciable assets in service related to US LEC’s network.

Interest Income and Expense. Interest income increased to $1.0 million for 2005 from $0.6 million for 2004. Interest expense increased to $17.8 million for 2005 from $11.7 million for 2004, primarily as a result of US LEC’s refinancing of its senior credit facility at higher effective interest rates, a full year of interest on the increase in debt incurred in 2004, an increase in interest expense related to the deferred principal payments on US LEC’s bank debt term loan, and higher market interest rates.

Income Taxes. For 2005 and 2004, US LEC did not record an income tax benefit. US LEC provided a full valuation allowance against deferred assets resulting from net operating losses, as its management could not predict, based on the weight of available evidence, that it was more likely than not that such assets would be ultimately realized.

Net Loss. Net loss for 2005 amounted to $38.6 million, compared to a net loss of $19.8 million for 2004. The increase in net loss was primarily due to the charge related to carrier access disputes as well as an increase in interest expense and charges related to the extinguishment of debt. Preferred stock dividends paid in kind for the year ended December 31, 2005 and 2004 amounted to $16.3 million and $15.3 million, respectively. The accretion of Preferred Stock issuance cost was $0.6 million for each of the years ended December 31, 2005 and 2004, respectively. As a result of the foregoing, net loss attributable to common stockholders for the year ended December 31, 2005 amounted to $55.5 million or $1.83 per diluted share, as compared to $35.7 million, or $1.19 per diluted share for 2004.

PAETEC’s Business

PAETEC is a competitive communications services provider guided by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. PAETEC’s primary business is providing medium-sized and large businesses and enterprise organizations in large metropolitan areas with a package of integrated communications services that includes local and long distance voice services, data services and Internet services. At September 30, 2007, PAETEC provided telecommunications services in 48 states and the District of Columbia.

On February 28, 2007, PAETEC Corp. completed its combination by merger with US LEC Corp., creating one of the largest competitive carriers in the United States. The combination was effected by two concurrent mergers involving PAETEC Corp. and US LEC and two wholly-owned subsidiaries of PAETEC Holding formed for purposes of the transaction. Before the combination, PAETEC Holding Corp. was a wholly-owned subsidiary of PAETEC Corp. formed by PAETEC Corp. to complete the merger. PAETEC Holding had no operations or material assets before the merger. As a result of the merger, PAETEC Corp. and US LEC became wholly-owned subsidiaries of PAETEC Holding.

Market Opportunity

PAETEC has deployed its network capital and sales professionals in the central business and suburban commercial districts of metropolitan markets that have high concentrations of medium-sized and large businesses and institutions. PAETEC believes the communications-intensive users within these markets are more likely to seek and value the high level of customer service and reliability PAETEC provides. PAETEC’s marketing and sales efforts are targeted to customers that are at least medium-sized, which means that PAETEC believes they will require at least one digital T1 transmission line, or the equivalent of at least 24 telephone lines. PAETEC offered its services in 53 metropolitan statistical areas as of September 30, 2007.

Services and Solutions

PAETEC provides a range of voice and high-speed data network services on a retail basis to its end-user business and institutional customers. In addition, PAETEC offers a range of voice and high-speed data carrier services to other telecommunications companies. Its service offerings include core voice and data services, application services, network integration services and managed services. Its sales and marketing initiatives focus on bundling its products and services for sale to its core medium-sized and large business and institutional customers. PAETEC believes this bundling adds value for its customers and increases its share of its customers’ expenditures on communications services.

PAETEC has built its network, developed its back office systems and trained its employees and sales agents to support a significant line of services. PAETEC believes its ability to bundle a package of value-added communications services enables it to build customer loyalty, increase the penetration of its existing markets and facilitate its entry into additional markets.

Network Services

PAETEC offers a range of network services to its retail end-user customers. Its current network services include voice services, such as local dial tone services, domestic and international long distance services and calling card services; access to long distance networks; and data services, such as Internet access services and outsourced private networking services. PAETEC’s strategy has been to expand these service offerings over time.

Local Telephone Services. PAETEC’s local telephone services include basic local dial tone service, call waiting, call forwarding, call return, caller ID, voicemail, universal messaging, directory assistance, hunting, call pick-up, repeat dialing and speed dialing services. PAETEC also receives revenue from local traffic of other communications companies terminating to customers on its network. PAETEC has entered into interconnection agreements with the traditional regional Bell operating companies that historically provided local telephone service and other large local telephone companies operating in its markets. These agreements currently allow the company to interconnect its network with the networks of those companies to offer local telephone services in 24 states and the District of Columbia as of September 30, 2007.

Long Distance Services. PAETEC offers a range of switched and dedicated long distance services to customers connected to its network. These include services that originate and terminate within the same local transport area and in different local transport areas, international services, 1+ outbound services and inbound toll- free services. PAETEC also offers ancillary long distance services such as operator assistance, calling cards and pre-paid long distance. In those instances where PAETEC is not able to connect a customer to its network, the company resells the long distance services of other communications carriers through agreements it has entered into with those carriers. PAETEC generally sells its long distance services as part of a bundle that includes one or more of its local services offerings, its other network services offerings or its managed billing and customer care services.

Internet Connectivity and Other Networking Services. PAETEC offers its customers the following Internet connectivity and other networking services:

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High-speed dedicated Internet access services. PAETEC offers integrated voice and Internet access over a single digital transmission line. With this service, PAETEC’s customers are able to obtain voice and Internet access services at competitive prices from a single source. PAETEC also offers its high-volume Internet access customers a specialized Internet access service that provides very high speed Internet access.

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Virtual private network services. Virtual private networks are secure, outsourced networks that link multiple customer locations by using computer software to dedicate circuits solely for the customer’s use, instead of building a physical circuit to the customer. PAETEC offers virtual private network services to businesses seeking a cost-effective means of creating their own secure networks for communicating and conducting business with their employees, customers and suppliers.

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Internet security services. To supplement its Internet access services, PAETEC offers data encryption services and electronic message screening services on a resale basis to customers that seek to minimize security issues associated with direct Internet access.

Carrier Services

PAETEC supplements the services it provides to end users with its offering of voice and data services to other communications providers and large-scale purchasers of network capacity. PAETEC’s carrier services customers include communications companies that resell PAETEC’s local and long distance services, interactive voice response providers, providers of voice services over data networks, other competitive local exchange carriers, or “competitive carriers,” which are the competitive local telephone service providers such as PAETEC that have been formed as a result of the Telecommunications Act of 1996, web services providers and Internet service providers. PAETEC currently offers the following carrier services:

•	long distance termination;

•	long distance network services;

•	origination for competitive local providers and other carriers;

•	network security services for local resale service providers and other competitive carriers;

•	local access to Internet service providers;

•	high-speed Internet connectivity for Internet service providers and web services applications;

•	network optimization management software for competitive local providers and long distance carriers; and

•	colocation services in which the customer’s equipment is installed in its network equipment centers.

The majority of PAETEC’s carrier services revenue historically has been generated by long distance termination and origination for competitive local providers and other carriers. PAETEC provides its regional customers with the flexibility to extend their coverage areas without extending their operational centers or investing in additional personnel through the use of its centralized network equipment centers.

Integrated Solutions

As part of its package of solutions offerings, PAETEC offers a variety of customized services that help customers build and operate their own voice and data networks. Sales of these offerings often result in subsequent sales of one or more of PAETEC’s network services. These services, which PAETEC also offers in conjunction with the sale of network services, enhance customer retention and PAETEC believes frequently represent a critical factor for customers that choose PAETEC over its competitors for the provision of network services.

Applications Services. PAETEC’s Pinnacle software product provides customers with many of the network management and cost allocation capabilities of a telecommunications carrier. Customers using PAETEC’s software are able to perform rate inquiries, initiate trouble ticketing, track work orders and perform other tasks associated with maintaining a large scale internal telecommunications network. In addition, Pinnacle software customers can track and allocate the costs of voice, data and other communications charges at the individual, departmental and general ledger levels. PAETEC’s target market segment for this product includes institutions with large internal telecommunications networks such as Fortune 1,000 companies, universities and government agencies. Although PAETEC focuses on providing its Pinnacle software product as a value-added component of its bundled sales offerings to this market segment, PAETEC also offers this software on a stand-alone basis.

Network Design and Implementation. PAETEC offers design, installation and maintenance services for networks, including local and wide area networks, located on the customers’ premises.

Customer Premise Equipment Sales, Installation and Leasing. PAETEC sells and installs equipment located on its customers’ premises. This equipment includes private branch exchanges, local area networks and servers and routers. To complement its own work force, PAETEC establishes relationships with local equipment installation companies to sell and install equipment that PAETEC does not sell directly. PAETEC also facilitates the network integration efforts of select customers through its “Equipment for Services” leasing program. This program helps customers secure financing to lease the telecommunications equipment they require. PAETEC bundles the associated lease payments on the customer’s regular invoices for the telecommunication services they purchase from the company.

Network Management. Some customers outsource the operations and management of their private network to PAETEC. From its networks operations center in Fairport, New York, PAETEC can use its advanced network, service management and impact analysis tools to monitor the networks of its customers 24 hours each day, for all seven days of the week, with a high degree of network reliability. The company’s field network technicians and maintenance partners provide corresponding network management services at the customers’ premises.

Network and Security Consulting. PAETEC helps organizations develop and implement a comprehensive network security plan to protect their systems against unauthorized access. The key components of these plans are software or combinations of software and hardware that enforce a security boundary between two or more networks. In addition, PAETEC provides the installation, configuration and support of encryption and other security devices.

Managed Services. PAETEC provides billing and customer care services for the telecommunications resale programs of universities. As part of this service, PAETEC manages the provision of high-speed communications services, including high-speed Internet access and enhanced voice and video services, at universities and private student housing complexes.

PAETEC’s Network Architecture and Deployment

PAETEC’s Network Strategy

PAETEC has developed, installed and continues to invest in a flexible voice and data network that facilitates delivery of its services. To deploy its network, PAETEC has employed a cost-effective strategy in which it combines telephone and data transmission lines that it leases with other electronic network components that it owns and operates. PAETEC believes that this network deployment strategy has allowed it to enter new markets rapidly and to offer its customers flexible technological solutions tailored to their specific needs. PAETEC also believes that this flexible network deployment strategy would allow it to adapt readily to emerging technological innovations.

PAETEC connects its customers to its network primarily by leasing “special access” digital T1 transmission lines that enable faster installation times and decreased customer outages. PAETEC currently obtains most of these digital telephone and data transmission lines, which provide a dedicated connection between its customers and its switches, from the major communications providers such as AT&T, Embarq, Verizon Communications (formerly MCI), and Time Warner Telecom Inc. These connections provide PAETEC’s customers with a minimum of 24 available channels over which PAETEC can provide network services. PAETEC’s strategy is to form relationships with multiple providers of communications lines to improve service reliability through alternative network paths and to lower its costs through competitive procurement. PAETEC believes that its use of special access lines, which generally have generated higher profit margins, has allowed it to foster stronger relationships with its providers and increased their desire to provide the company and its customers with improved service.

Network Architecture

PAETEC’s network infrastructure and operations support systems enable it to control the types of services that it offers, how these services are packaged and how they are integrated to serve customers. Based on its network technology, PAETEC offers basic and enhanced local and long distance services characteristic of a full-service provider of wireline telecommunications services. PAETEC also employs a variety of network technologies and resale facilities to transmit voice, data and video signals to its customers. PAETEC customizes the mix and delivery of these services to fit the market, customer and regulatory requirements.

PAETEC’s Lucent 5ESS AnyMedia switches have a variety of custom features, which PAETEC believes reduce connect-time delays and efficiently direct calls throughout the network. Where feasible, PAETEC’s network uses a technology that automatically routes traffic to an alternative path in the event of a network outage, and is designed to reduce the frequency and duration of service interruptions.

PAETEC’s customers are connected to its network by telephone and data transmission lines which PAETEC leases from a variety of telecommunications carriers. PAETEC reaches some other customers by connecting its network to the networks of other carriers and leasing the telephone and data transmission lines that connect their networks to their customers’ premises.

Through its installation of at least two Cisco data routers at each of 13 switch sites, PAETEC has completed the deployment of packet-switching technology to augment its current circuit-switching technology. Circuit switch-based systems, which historically have dominated the public telephone network, establish a dedicated channel for each communication, such as a telephone call for voice or fax, maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call. Packet-switched systems format the information to be transmitted into a series of shorter digital messages called “packets.” Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address. Unlike circuit-switching, packet-switching does not require a single dedicated channel between communication points. This type of communication between sender and receiver is known as connectionless, rather than dedicated. Most traffic over the Internet, which is a connectionless network, uses packet-switching technology.

In selected markets, the digital switching centers related to this portion of the network include Juniper Networks and Cisco Internet routers. The network also includes two data centers. The digital switching centers are connected to each other across the network on SONET OC-12, SONET OC-3 and DS-3 lines leased from various other carriers. PAETEC connects its customers over this portion of the network to its digital switching centers through leased lines, including SONET OC-48, SONET OC-12, SONET OC-3, DS-3 and T1. The SONET lines are generally deployed in a ring configuration.

The following table presents information about the geographic markets served by PAETEC’s switches as of September 30, 2007:

Switch Site	Metropolitan Statistical Areas (MSAs) Served
Albany, New York	Albany-Schenectady-Troy, NY Bridgeport-Stamford-Norwalk, CT Hartford-West Hartford-East Hartford, CT New Haven-Milford, CT Poughkeepsie-Newburgh-Middletown, NY

Atlanta, Georgia (2 switch sites)	Atlanta-Sandy Springs-Marietta, GA Augusta-Richmond County, GA

Baltimore, Maryland	Baltimore-Towson, MD

Birmingham, Alabama	Birmingham-Hoover, AL

Boston, Massachusetts	Boston-Cambridge-Quincy, MA-NH Providence-New Bedford-Fall River, RI-MA Springfield, MA Worcester, MA

Charlotte, North Carolina	Charlotte-Gastonia-Concord, NC-SC

Charleston, South Carolina	Charleston-North Charleston, SC Columbia, SC Greenville-Mauldin-Easely, SC

Chattanooga, Tennessee	Chattanooga, TN-GA

Chicago, Illinois	Chicago-Napier-Joliet, IL-IN-WI

Fort Meyers, Florida	Cape Coral-Fort Meyers, FL

Greensboro, North Carolina	Greensboro-High Point, NC

Jacksonville, Florida	Jacksonville, FL

Knoxville, Tennessee	Knoxville, TN

Los Angeles, California (2 switch sites)	Los Angeles-Long Beach-Santa Ana, CA Oxnard-Thousand Oaks-Ventura, CA Riverside-San Bernardino-Ontario, CA San Diego-Carlsbad-San Marcos, CA

Louisville, Kentucky	Louisville-Jefferson County, KY-IN

McLean, Virginia	Washington-Arlington-Alexandria, DC-VA-MD-WV

Memphis, Tennessee	Memphis, TN-MS-AR

Miami, Florida (2 switch sites)	Miami-Fort Lauderdale-Pompano Beach, FL

Mobile, Alabama	Jackson, MS

Nashville, Tennessee	Nashville-Davidson-Murfreesboro-Franklin, TN

Switch Site	Metropolitan Statistical Areas (MSAs) Served
New Orleans, Louisiana	Baton Rouge, LA New Orleans-Metairie-Kenner, LA

New York, New York (3 switch sites)	New York-Northern New Jersey-Long Island, NY-NJ-PA

Newark, New Jersey	New York-Northern New Jersey-Long Island, NY-NJ-PA

Norfolk, Virginia	Virginia Beach-Norfolk-Newport News, VA-NC

Orlando, Florida	Deltona-Daytona Beach-Ormond Beach, FL Orlando-Kissimmee, FL Palm Bay-Melbourne-Titusville, FL

Philadelphia, Pennsylvania (2 switch sites)	Allentown-Bethlehem-Easton, PA-NJ Harrisburg-Carlisle, PA Philadelphia-Camden-Wilmington, PA-NJ-DE-MD Scranton-Wilkes-Barre, PA

Pittsburgh, Pennsylvania	Pittsburgh, PA

Raleigh, North Carolina	Raleigh-Cary, NC

Richmond, Virginia	Richmond, VA

Rochester, New York	Buffalo-Niagara Falls, NY Rochester, NY Syracuse, NY

Sterling, Virginia	Washington-Arlington-Alexandria, DC-VA-MD-WV

Tampa, Florida (2 switches)	Lakeland, FL Sarasota-Bradenton-Venice, FL Tampa-St. Petersburg-Clearwater, FL

West Palm Beach, Florida	Miami-Fort Lauderdale-Pompano Beach, FL

Network Infrastructure and Backbone Network. PAETEC’s network backbone enables it to offer high-quality Internet access and virtual private networking services. This backbone consists of high-capacity fiber optic telephone and data transmission lines that PAETEC leases and that allows it to transport traffic between points on its network.

The packet-switching portion of PAETEC’s backbone is based on Internet Protocol, which is an open protocol that allows unrelated computer networks to exchange data and is the technological basis of the Internet. Internet Protocol technology has enabled PAETEC to accelerate network traffic flow and made it easier and less costly for PAETEC to manage its network. This technology generally makes more of the network capacity available for revenue-generating customer traffic.

PAETEC’s backbone network is intended to provide a network switching presence close to the customer to reduce access and switching costs, and to allow the company to expand its network rapidly to meet customer demand. This regional design also is intended to enhance service reliability and allow PAETEC to improve quality and speed, because traffic generally does not have to be routed outside specific regions.

Sales and Marketing

Sales Strategy. PAETEC’s goal is to be the most customer- and employee-oriented network-based provider of communications services in its markets. PAETEC targets medium-sized and large businesses and institutions that it believes can benefit from the company’s value-added services. PAETEC pursues a decentralized sales strategy, which grants its sales representatives substantial flexibility to negotiate the pricing and other terms of its customer agreements, subject to meeting specified revenue and profitability requirements. For this strategy to succeed, PAETEC must be able to attract, train, motivate and retain skilled sales professionals. PAETEC seeks to recruit sales representatives with experience working for other communications providers, telecommunications equipment manufacturers and network systems integrators in the company’s existing and target markets. PAETEC then augments that experience with an internal training program and with software tools that provide its sales representatives with the information they need to negotiate profitable customer contracts.

The sales team in each of the markets in which PAETEC provides network services is led by its executive vice president of sales, who is responsible for the acquisition and retention of all accounts in the applicable market and reports directly to the company’s chief operating officer. Each team generally includes branch sales managers, account managers, sales representatives, sales engineers and field technicians. PAETEC’s sales teams use a variety of methods to qualify leads and schedule initial appointments, including developing relationships with local industry associations and obtaining customer referrals.

PAETEC’s sales representatives generally make the initial customer contacts and sales, and serve as the principal customer liaison. At the time of the first sale, PAETEC assigns the customer to an account manager who has responsibility for account follow-up and the sale of additional services. As PAETEC develops new services, the account managers work with existing customers that could benefit from the new service. PAETEC also staffs each local sales office with support specialists who assist the sales force and with a sales engineer who coordinates switching the customer to PAETEC service. PAETEC’s service agreements with new customers generally have initial terms of three years that may be terminated by the customer at any time following a specified notice period and upon payment of a termination fee. Following expiration of the initial term, PAETEC seeks to enter into a new fixed-term agreement with the customer. If a new agreement is not reached, the initial agreement will continue on a monthly basis until terminated by the customer or the company. Some of PAETEC’s integrated solutions agreements have initial terms of up to five years.

Pricing Strategy. For each prospective customer, PAETEC’s sales force uses proprietary software tools that it developed to conduct profitability and pricing analysis for use in preparing proposals. This procedure serves to ensure that PAETEC maintains its focus on obtaining customers that meet internal profitability standards, while illustrating the potential benefits that a customer may realize by using a broader bundle of services. The focus of the pricing strategy is to allow PAETEC’s sales representatives maximum flexibility in pricing individual services so long as each bundled sale is profitable. In this way, PAETEC’s sales representatives can customize their sales approach, using its proprietary software, to the unique requirements and price sensitivities of each individual customer. PAETEC believes that this pricing flexibility provides its sales force with a competitive advantage over the sales efforts of many other telecommunications carriers. In addition, PAETEC believes this tailored approach to service pricing allows the company to position itself as a flexible and responsive service provider at the initial point of contact with customers.

Sales Force. As of September 30, 2007, PAETEC conducted its direct sales and marketing activities through approximately 830 employees. As of the same date, PAETEC maintained a total of 54 sales offices in 19 states and the District of Columbia. Each sales office is generally staffed with at least one sales manager, who has primary responsibility for the results of that office. PAETEC uses its sales offices not only to target businesses and other customers operating within its markets, but also to solicit and service national accounts. To increase operating efficiency, some of its sales offices support the sales teams for multiple markets. PAETEC requires each new member of its direct sales force to participate in an initial in-house training program, which includes seminars, on-the-job training and direct one-on-one supervision by experienced sales personnel. PAETEC also requires members of its direct sales force to participate in an ongoing training program designed to enhance their knowledge of the communications industry, the company’s services and the needs of its targeted customers. PAETEC seeks to motivate its direct sales force with a compensation program that emphasizes commissions and eligibility for options to purchase PAETEC common stock. Its sales commission program is designed to reward account retention and the addition of new customers.

The efforts of PAETEC’s direct sales force are complemented by marketing activities conducted by independent sales agents. As of September 30, 2007, PAETEC marketed its services through approximately 850 independent sales agencies. PAETEC seeks to select sales agencies that are well known to medium-sized and large businesses and institutions in their markets, and PAETEC trains its sales agents on how to retain and develop the customer accounts they introduce to the company. For 2006, customers referred to PAETEC by its sales agents generated 41% of the company’s network services revenue.

Customer Service. PAETEC believes that customer service has become a critical element in attracting and retaining customers in the communications industry. PAETEC has designed its customer service strategy to allow it to meet its customer needs rapidly and efficiently. The principal sales representative for each customer provides the first line of customer service by identifying and resolving any customer concerns before the delivery of service. Once PAETEC has begun to deliver service, PAETEC assigns an account manager to each customer to supervise all aspects of customer relations, including account collections and complaint resolution, and to provide a single point of contact for all customer service issues. Both the principal sales representative and the account manager work with the company’s network operations center when technical assistance is needed. The operations center staff evaluates any out-of-service condition and directs remedial action to be implemented by PAETEC’s technical personnel or, where appropriate, its equipment vendors or external service providers. In addition, the operations center staff maintains contact with the customer and prepares reports documenting the service issue and any corrective action taken. The account development representative or sales representative also may assist in communications with the customer until the out-of-service condition has been corrected.

Marketing. In its markets, PAETEC seeks to position the company as the high-quality alternative for communications services by offering network reliability, increased customer support and a broad spectrum of communications services at competitive prices. PAETEC intends to continue to build its reputation and brand identity by working closely with its customers to develop services tailored to the customer’s particular needs. PAETEC implements targeted promotional efforts that emphasize the breadth of its communications solutions and its ability to deliver a cost-effective integrated services package to its target customer base.

To support direct marketing programs, PAETEC’s marketing staff builds and maintains a prospect database for each primary market based on the number of access lines, usage of long distance service, demographic data and concentration of potential customers. Before entering a market, PAETEC develops a profile of prospective customers using its own databases, as well as those of third parties. PAETEC initially targets high-volume communications users with name recognition in the local business community. Securing these “anchor tenants” as customers facilitates sales efforts in the local market and provides customer references for potential new accounts.

Customers. No single customer or group of related customers accounted for 10% or more of PAETEC’s total revenue for the years ended December 31, 2004, 2005 or 2006.

Back Office Systems

PAETEC’s information systems and procedures for operations support and other back office systems enable it to price its services competitively, to meet the needs of its customers and to interface with other carriers. PAETEC believes its information systems also provide it with a long-term competitive advantage by enabling the company to implement services in its markets rapidly and to shorten the time between receipt of a customer order and generation of revenue.

PAETEC believes that its ability to provide customers with a single integrated bill for all services is a key factor in satisfying and retaining customers. The company’s bills are available in a variety of formats that can be tailored to a customer’s specific needs. For example, PAETEC provides account codes that enable a customer to track expenses by employee, department or division. To help manage its costs, a customer also is able to use codes to restrict calling by individuals. Viziqor Solutions serves as PAETEC’s billing system provider. The

Viziqor billing system provides PAETEC with data regarding payments and credit history, creates reports that track accounts receivable aging and churn, and tracks agent commissions and margin reports. PAETEC has implemented additional billing enhancements and has evaluated additional software for traffic analysis, line cost audit and operational financial reporting. PAETEC also has implemented WebFront, an advanced delivery system that currently provides customers with web-based access to their accounts.

PAETEC believes that advanced back office systems are necessary to enable its employees to provide customers with consistent, high-quality service. PAETEC has therefore developed its back office systems and procedures according to an internal management system that works to document best practices and duplicate them throughout the organization. As a result of its efforts, PAETEC has received ISO 9001:2000 registration, which refers to a series of documents that provide international guidelines on management systems and procedures. PAETEC obtained this third-party verification by documenting the processes it uses to respond to, monitor and fulfill customer requests and implement best practices throughout the company. PAETEC believes that maintaining the documentation and processes required to support this ISO 9001:2000 registration helps it to ensure that customer related processes are consistent throughout the company, which in turn helps PAETEC maintain a consistent customer experience regardless of service location.

PAETEC has developed the information systems and procedures for operating system support and other back office systems necessary to enter, schedule, fill and track a customer’s order from the point of sale to the installation and testing of service. These information systems also link its trouble management, inventory, billing, collection, facility management and customer service systems. MetaSolv Software, Inc. has developed PAETEC’s operations support systems for managing customer, network and equipment orders. MetaSolv’s software manages PAETEC’s ordering, service provisioning, network inventory management and design, trouble resolution, gateway interconnections and work-flow management business functions. PAETEC has implemented an equipment management system and circuit inventory to track its network facilities. In addition, PAETEC has implemented service order management and tracking systems that are linked to the billing system, and electronic gateways to the incumbent local exchange carriers to allow for automated and rapid provisioning, local number portability and new service offerings. Incumbent local exchange carriers are the large, former monopoly local telephone companies and their successors that PAETEC refers to as the “incumbent carriers.”

Acquisitions

To supplement its internal growth, PAETEC has pursued a targeted acquisition strategy that has sought acquisition candidates that fulfill one or more of the following objectives:

•	increase its penetration of existing markets;

•	expand into new markets;

•	increase its service offerings;

•	add customers and cash flow to its existing network services business; and

•	enhance its ability to sell and deliver value-added services.

PAETEC focuses its acquisition efforts on local and long distance providers, on enhanced service providers and on interconnect companies that sell, install and maintain data and voice networks for customers.

Since its formation in 1998, before its combination with US LEC, PAETEC Corp. had completed the following eight acquisitions as of December 31, 2006 for a total consideration of $88.6 million, including shares of common stock valued for purposes of the acquisitions at $45.2 million:

•	Standard Communications, Inc. (November 1998). Acquired the customer base of this long distance reseller headquartered in Tarpon Springs, Florida and doing business as SCI Long Distance Telephone.

•	Telperion Development Corporation (June 1999). Acquired the professional staff and specified assets of this Internet consulting company headquartered in Newark, New York.

•	East Florida Communications (August 1999). A local and long distance reseller and equipment provider headquartered in Daytona Beach, Florida.

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Campuslink Communications Systems, Inc. (September 1999). A provider of integrated telephone, video, data and other communications services primarily to colleges and universities and the privatized student housing market.

•	Pinnacle Software Corporation (April 2000). A professional services and software company headquartered in Pittsford, New York.

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Data Voice Networks, Inc. (May 2000). Acquired the assets of a company headquartered in Eddystone, Pennsylvania, which designs and implements data networks for small to medium-sized businesses and distributes data products for Cisco Systems and other vendors.

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Covista Communications, Inc. (August 2004). Acquired the assets of this facilities-based provider of telecommunications services headquartered in Chattanooga, Tennessee, including a base of small and medium-sized business customers located primarily in the mid-Atlantic region.

•	American Long Lines, Inc. (February 2005). A telecommunications company serving primarily small and medium-sized businesses in the mid-Atlantic region.

On October 31, 2007, PAETEC acquired Allworx Corp., a privately held company, in a $25 million all-cash transaction. Allworx develops, designs, markets and sells a complete phone and network system. With the closing of this acquisition, PAETEC has added a subsidiary with manufacturing, distribution, and software and digital hardware engineering services that are designed to benefit small and medium-sized businesses, which will represent a more substantial portion of PAETEC’s customer base following the closing of the merger with McLeodUSA.

Competition

The telecommunications industry is highly competitive. PAETEC competes primarily on the basis of the price, availability, reliability, variety and quality of its service offerings and on the quality of its customer service. Price competition in the markets for various telecommunications products and services has been intense and is expected to increase. PAETEC’s competitors in the provision of local and long-distance telecommunications include:

•	incumbent carriers such as Verizon and AT&T;

•	established long-distance operators such as AT&T, Verizon (which acquired MCI), Sprint, and other competitive carriers like PAETEC; and

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other types of companies, including wireless carriers, resellers, cable companies, Internet service providers, satellite carriers, equipment vendors, network integration outsourcing vendors, electric utilities, and businesses offering long distance data and voice services using VoIP.

Incumbent Carriers. PAETEC believes that its primary competition in each of its markets will continue to be the incumbent carriers, which are the large telephone companies, such as AT&T and Verizon, that today include the RBOCs that historically provided local telephone service. These companies offer a comprehensive package of local, long distance and Internet services to their customers in direct competition with PAETEC. Some of these companies, such as AT&T and Verizon, also are investing heavily to upgrade their networks, which will enhance their ability to offer a range of services and compete with PAETEC.

Incumbent carriers generally have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than PAETEC’s and have the potential to subsidize competitive services with revenue from a variety of other businesses. Additionally, as demonstrated by the recent mergers between AT&T and SBC, between Verizon and MCI and between AT&T and BellSouth, some incumbent carriers are growing in size, which is expected to improve their ability to compete. While the Telecommunications Act of 1996, which PAETEC refers to as the “Telecommunications Act,” and past FCC and state regulatory commission decisions establish extensive obligations on the incumbent carriers to allow non-incumbent carriers such as PAETEC to interconnect with the facilities of the incumbent carriers, the scope of those obligations have been narrowed pursuant to recent court decisions and regulatory changes described under “Regulation.” These developments, which have resulted in increased pricing flexibility and relaxed regulatory oversight for incumbent carriers, may have a negative impact on PAETEC’s business opportunities.

Recent FCC decisions and policy initiatives provide incumbent carriers with increased pricing flexibility for their private line, special access and switched access services. These recent FCC decisions and initiatives provide that, when an incumbent carrier demonstrates that competitors have made specified competitive inroads in providing a specified federally-regulated service in a geographic area, the incumbent carrier in that area may offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for its customers, or otherwise free itself of regulatory constraints. Regulators in some states have adopted or are considering similar forms of deregulation. In addition, incumbent carriers are today subject to fewer regulatory constraints with respect to their unbundled network element, or “UNE,” service offerings. These actions could have a material adverse effect on competitive carriers, including PAETEC, that compete with the incumbent carriers.

The ability of AT&T and Verizon to increase their rates for some special access services may be constrained in the near term as a result of conditions that were imposed by the FCC when AT&T merged with SBC and subsequently BellSouth, and when Verizon merged with MCI. The longer term effect of these conditions and their impact, if any, on PAETEC Holding’s ability to purchase special access at competitive rates is unclear, particularly if AT&T and Verizon are able to raise prices for these special access services once the conditions expire.

Consolidation of Established Long-Distance Operators and Other Competitive Carriers. PAETEC also faces, and expects to continue to face, competition from other current and potential market entrants. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to a number of new competitors that may put PAETEC at a competitive disadvantage. Established long-distance carriers such as AT&T, MCI and Sprint made significant inroads into the marketplace for local and other services, and the recent mergers between AT&T and SBC, between MCI and Verizon and between AT&T and BellSouth increased the strength of those combined companies in both the local and long distance markets, significantly altering the national telecommunications landscape. These mergers also decreased the competitive alternatives available to PAETEC for various network elements and services. In addition, the FCC has decided to forbear from applying certain structural separation and dominant carrier regulations to incumbent Bell operating companies such as AT&T, Qwest and Verizon in connection with their in-region long distance services that are intended to protect competitors such as PAETEC. Many other incumbent and non-incumbent carriers also are expanding and integrating their facilities-based and non-facilities-based offerings in the long-distance market. Other new entrants, or “competitive carriers,” already have established local operations in some of PAETEC’s current and target markets. Many competitive carriers and long-distance service providers have been struggling financially, but PAETEC cannot accurately predict which of these carriers will be able to continue to compete effectively against it over time. PAETEC also cannot accurately predict all of the changes that the marketplace for telecommunications services may continue to experience. For instance, prices in the long distance market have declined significantly in recent years and are expected to continue to decline, but PAETEC cannot predict the ultimate effect this may have on its competitors or on its business.

Other Types of Companies. Other current and prospective competitors in the local and long-distance voice and data markets include:

•	wireless carriers;

•	Internet service providers;

•	VoIP providers;

•	cable television companies;

•	electric utilities; and

•	others, such as resellers of local and long-distance telephone services, microwave carriers, service providers offering alternative access methods, and private networks built by large end-users.

Wireless Carriers. Technological advances and the entry of new competitors in wireless communications will provide increased competition for PAETEC. National carriers such as Sprint Nextel, Verizon Wireless, Cingular Wireless (now AT&T) and T-Mobile USA, as well as smaller regional companies, provide local and long-distance services that increasingly are viewed by consumers as competitive with the offerings of wireline telecommunications carriers such as PAETEC. Established providers in other industries, such as cable television companies, as well as companies that specifically target markets with defined demographics, also have entered into arrangements to resell or re-brand wireless services. Some of these providers have long-standing relationships with customers and financial, technical and marketing resources substantially greater than PAETEC’s. In addition, the availability of new wireless spectrum is expected to increase the number of wireless providers and improve their service offerings.

Separately, industry consolidation also has resulted in the significant growth of more traditional wireless competitors. Sprint, for example, completed its merger with Nextel in 2005; Cingular completed its merger with AT&T wireless in 2004 and more recently had its ownership consolidated through the merger of its co-owners, AT&T and BellSouth; and other wireless carriers have followed suit, creating economies of scope and scale that could increase these companies’ ability to compete in the marketplace. Cingular, for instance, is expected to improve its ability to compete as a consequence of AT&T’s acquisition of BellSouth. Recent advances in technologies allow wireless carriers to provide not only voice but also data transmission, Internet access services and next generation services such as mobile multimedia products. In addition, the introduction of fixed wireless applications has facilitated the creation of companies that are in the process of installing equipment and building networks that may offer the same types of services that PAETEC offers or intends to offer. The planned deployment of WiMax technology, for example, will facilitate the development of similar broadband access services on a fixed and mobile basis. Various proposals sponsored by potential new entrants also are being considered in Congress and the FCC for the development of managed broadband wireless networks that could be used free of charge by the public. Proposals also are in development for using newly available spectrum to expand the service offerings of existing wireless providers and also to facilitate the entry of new providers. It is not clear whether these proposals will be realized or the impact they will have, if realized, on the communications industry.

Internet Service Providers. Advances in digital transmission technologies have created opportunities for voice services to be transmitted over the Internet. Internet service providers such as AOL, Earthlink, Inc., and others are exploring ways to become telecommunications service providers or to exploit their market position through new initiatives and strategic partnerships with large, well-funded incumbent carriers and other providers. If successful, these plans will increase the number of competitive providers of broadband service, which could place additional downward pressure on prices for such service.

VoIP Providers. PAETEC expects to face increasing competition from companies offering long distance data and voice services using VoIP. The emergence of these companies could present a competitive threat, principally because, although the FCC has deemed the jurisdictional nature of VoIP to be interstate, the regulatory classification of VoIP remains unclear. Providers of VoIP services may be able to avoid costly regulatory requirements, including the payment of intercarrier compensation fees, if these regulatory classification issues are resolved in favor of VoIP providers. This could impede PAETEC’s ability to compete on the basis of price.

Cable Television Companies. Cable television companies such as Cablevision Systems Corp., Comcast Corporation, Cox Communications and Time Warner Cable have continued aggressively to deploy telecommunications and broadband Internet access services to customers on a broad scale. These companies initially deployed telecommunications services using circuit-switched facilities, but, increasingly, these companies are using VoIP applications and other technologies to provide voice services in a less costly, more efficient manner. In addition, some of these companies, including Time Warner, Cox and Comcast, have announced plans to resell wireless services, which potentially could lead to the creation of new bundled competitive service offerings that incorporate multimedia components of cable television and wireless broadband Internet access services at competitive rates. Some of these companies recently have acquired a financial interest in spectrum capable of accommodating advanced mobile wireless services. This also could result in additional competitive offerings.

Electric Utilities. The electric utility industry has begun to develop technologies to permit broadband communications to be deployed over existing power lines and related infrastructure. These services, commonly referred to as broadband power line communications, or PLC, could eventually enable electric utilities to provide voice and data services. Although broadband PLC still is in its infancy, the FCC already has begun to develop a regulatory framework for its deployment, and a number of electric utilities are conducting field trials or have commenced limited commercial deployment of broadband services. PAETEC cannot predict whether or when broadband PLC will become commercially viable or the extent to which it may threaten the competitive standing of carriers such as PAETEC in the telecommunications marketplace.

Most of the competitors identified above have significantly greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than PAETEC. As a result, compared to PAETEC, the company’s competitors may be able to develop and expand their network infrastructures and services offerings more efficiently or more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisitions and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services. Further, they may succeed in developing and expanding their communications and network infrastructures more quickly than PAETEC.

PAETEC believes that new competitors, including large computer hardware, software, media and other technology and telecommunications companies, will enter the tailored, value-added network services market, resulting in even greater competition. Some telecommunications companies and online services providers are currently offering or have announced plans to offer broadband access services, or to expand their network services. Other companies, including Time Warner, also have obtained or expanded their broadband Internet access products and services as a result of acquisitions. Still others, such as Google Inc., are developing new technologies and applications, the effect of which cannot at this time be determined. These developments may permit PAETEC’s competitors to devote greater resources to the marketing of existing competitive products and services and the creation of new competitive products and services. In addition, the ability of some of PAETEC’s competitors to bundle other services and products with outsourced corporate networking services or Internet access services could place it at a competitive disadvantage.

Regulation

The following summary of regulatory developments and legislation does not purport to describe all current and proposed federal, state and local regulations, administrative rulemakings and legislation affecting PAETEC. Other federal and state legislation and regulations currently are the subject of judicial proceedings, rulemakings and legislative hearings and there are administrative proposals which could change, to varying degrees, the manner in which the communications industry operates.

PAETEC’s services are subject to varying degrees of federal, state and local regulation. Under the Communications Act of 1934, as amended, which PAETEC refers to as the “Communications Act,” the FCC’s rules and comparable state laws and regulations, PAETEC and other competitive carriers are required to provide service upon reasonable request and to interconnect their networks with the networks of other carriers, and are subject to other regulatory obligations, some of which are described below.

The FCC exercises jurisdiction over PAETEC’s facilities and services to the extent they are used to provide, originate or terminate interstate or international communication services offered to the public. State regulatory commissions regulate the same facilities and services to the extent they are used to originate or terminate intrastate communication services offered to the public. In addition, as a result of the passage of the Telecommunications Act, state and federal regulators share responsibility for implementing and enforcing rules to allow new companies to compete with the historically monopoly local phone companies, which PAETEC refers to as “incumbent carriers.”

Existing federal and state regulations are subject to frequent amendment by federal and state administrative agencies, judicial proceedings, and legislative action that could affect, in varying degrees, the manner in which PAETEC operates. Bills intended to amend the Communications Act are introduced in Congress from time to time, and several currently are under consideration. Proposed legislation, if enacted, could have a significant effect on the company’s business and on the business of the company’s competitors. PAETEC cannot predict the outcome of any ongoing legislative initiatives, administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon the company specifically. PAETEC is also subject to a variety of local regulations in each of the geographic markets in which it operates.

Federal Regulation

PAETEC is regulated by the FCC as a non-dominant carrier subject to minimal regulation under the Communications Act. Both the Communications Act and the FCC’s rules and policies implementing the Act generally favor entry into local and other telecommunications markets by new competitors, such as PAETEC, and seek to prevent anti-competitive practices by incumbent carriers.

Under the Communications Act, PAETEC is subject to the general requirement that its charges, practices and classifications for communications services must be “just and reasonable,” and that it refrain from engaging in any “unjust or unreasonable discrimination” with respect to its charges, practices or classifications. The FCC must grant its approval before any change in control of any carrier providing interstate or international services, or of any entity controlling such a carrier, or the assignment of any authorizations held by such a carrier. Telecommunications carriers such as PAETEC also are subject to a variety of miscellaneous regulations that, for instance, require the filing of periodic revenue and service quality reports.

Federal Regulations Affecting Network Services. The FCC requires all telecommunications service providers, including non-dominant carriers such as PAETEC, to maintain authorizations to provide or resell domestic long distance and international services. The FCC generally has the power to modify or terminate a carrier’s authority to provide domestic long distance or international services for failure to comply with federal laws or FCC regulations and may impose fines or other penalties for violations. In addition, the FCC maintains jurisdiction to act upon complaints filed against any telecommunications service provider for failure to comply with statutory or regulatory obligations. The FCC no longer requires non-dominant carriers to file tariffs with respect to long distance access and does not permit tariffing of domestic long distance or international services. Instead, the FCC requires carriers to post their interstate end user and international long distance rates and terms and conditions of service on the Internet and otherwise make the rates, terms and conditions for these services available to their customers. As a result, PAETEC’s non-tariffed interstate service offerings may no longer be subject to the “filed rate doctrine,” which provides that the terms of the filed tariff control all contractual disputes between a carrier and its customers. The current regulatory scheme could expose PAETEC to legal liabilities and costs, because the company may no longer be able to rely on this doctrine to settle disputes with customers. PAETEC currently enters into contracts with customers and notifies its customers when rates are adjusted or services are added or removed. PAETEC also no longer may rely on the tariff filings of its competitors to determine the extent to which their products and services are offered and are competitively priced compared to its own products and services. These changes could result in substantial administrative expenses over time.

Measures Designed to Speed Competitive Entry. The Communications Act imposes a variety of duties on local telephone service providers, including PAETEC, to promote competition in the provision of local telephone services. These duties include requirements to:

•	interconnect directly or indirectly with other carriers;

•	permit resale of services;

•	permit users to retain their telephone numbers when changing carriers;

•	provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices; and

•	establish reciprocal compensation arrangements for the transport and termination of telecommunications.

Incumbent carriers also are subject to additional duties that facilitate entry by competitive carriers such as PAETEC. For example, incumbent carriers must:

•	permit competitors to colocate their equipment on the premises of the incumbent carriers;

•	allow competitors to make use of some elements of incumbent carrier networks on an unbundled basis, and on non-discriminatory, cost-based terms; and

•	offer wholesale versions of their retail telecommunications services for resale at discounted rates.

Incumbent carriers are required to negotiate in good faith with competitive carriers, such as PAETEC, that may request any or all of the foregoing arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by a state regulatory commission. In addition, carriers are permitted to “adopt” in their entirety agreements reached between the incumbent carrier and another carrier. The FCC previously permitted carriers to “pick and choose” provisions from the agreements of other carriers for their own agreements with incumbent carriers, but that rule is no longer in effect.

Pending FCC Proceedings. PAETEC faces substantial uncertainties stemming from ongoing FCC proceedings related to the implementation of the statutory requirements listed above, as well as ongoing judicial review of various FCC’s decisions, both of which could result in significant changes to these regulatory obligations. PAETEC cannot predict the outcome of ongoing administrative or judicial proceedings or their potential impact upon the company. The following examples illustrate the types of ongoing rule changes that could affect PAETEC’s business:

•

Triennial Review Remand Order. In February 2005, the FCC issued an order, commonly known as the Triennial Review Remand Order, revising the rules implementing the unbundled network element provisions of the Telecommunications Act. The order substantially narrowed the scope of unbundled network elements, as well as combinations of those elements, that incumbent carriers must make available to competitive carriers such as PAETEC under federal and state price regulations. Specifically, the FCC’s revised rules reduced the number of situations in which incumbent carriers must make available to competitive carriers high-capacity loops and dedicated transport facilities, such as DS-1s, DS-3s, as well as dark fiber facilities and unbundled local circuit switching. As a result, incumbent carriers are permitted to charge commercial rates for these network elements and make them available on a commercial basis at their discretion.

•

UNE Regulations. Because PAETEC’s primary method of reaching its end-users is via leased “special access” facilities, such as digital T1 transmission lines, its business has not been significantly affected by the FCC’s revised unbundled network element, or UNE, regulations. However, to the extent PAETEC in the future may increase its reliance on UNEs to reach its end-user customers, the changes to the FCC’s UNE regulations will affect the company. Under the regulations, incumbent carriers are free to charge commercially available rates, instead of regulated rates, for such services and under some circumstances may decline to provide such services altogether. The absence of regulated rates has resulted in an increase in costs to competitive carriers that rely on UNEs to reach end-user customers and could materially impact PAETEC’s costs to the extent the company continues or increases its reliance on UNEs.

•

Special Access Regulatory Regime. Special access lines are not subject to the unbundling requirements of the Communications Act and, therefore, have not been affected by the FCC’s recent UNE regulations. However, to the extent that the availability of UNEs may have served as a price restraint on the prices charged for special access lines, PAETEC could face increased prices for special access lines given the limited alternative means of access as a result of the UNE regulations. The FCC currently is considering whether and how to reform its special access rules, which could enable incumbent carriers to increase the rates they charge for special access in the future. PAETEC relies to a considerable extent on special access lines to connect to its customers. As a result, the underlying wholesale price of special access services must be maintained at a level that allows PAETEC to price its retail offerings to meet its gross margin expectations. Incremental increases in wholesale prices of special access services will exert pressure on PAETEC’s gross margins. At this time, PAETEC cannot predict when the FCC will issue a decision regarding special access prices or how any such decision will affect its business. As a result of the recent mergers of AT&T with SBC, Verizon with MCI and AT&T with BellSouth, the number of providers of competitive access services has diminished. The FCC and the Department of Justice placed conditions on AT&T’s merger with SBC and Verizon’s merger with MCI to constrain the ability of AT&T and Verizon to raise prices on their wholesale special access and equivalent retail services. These regulatory pricing constraints will remain in place for 30 months following the closing of each respective merger, or until May 2008 with respect to the ATT/SBC merger or July 2008 with respect to the Verizon/MCI merger. The FCC also placed conditions on AT&T’s merger with BellSouth to constrain similarly the ability of AT&T to raise prices on its wholesale special access and equivalent retail services for existing customers and, in some regions, to reduce its prices for these services under specified circumstances. These additional constraints apply only to AT&T in the former SBC and BellSouth regions and will remain effective for 48 months following the closing of the merger of AT&T and BellSouth, or until December 2010. After the expiration of these conditions, both AT&T and Verizon are expected to be free to realign charges for special access services in line with current commercial rates. Because a substantial portion of PAETEC’s services are generated through the use of special access lines purchased from AT&T and Verizon, a significant increase in the price for special access could materially increase PAETEC’s cost of services.

•

TELRIC Proceeding. An ongoing proceeding before the FCC continues to examine the methodology by which state regulatory authorities set wholesale prices for incumbent carrier network elements. The FCC has sought comment on whether a change from the current pricing methodology, known as TELRIC, or “total element long run incremental cost,” which sets prices based on models of the forward-looking costs of hypothetical networks, to a pricing methodology which bases the forward-looking cost analysis on the actual networks deployed by incumbent carriers is warranted. If the FCC adopts significant changes to the pricing methodology, incumbent carriers could be able to propose that state regulatory commissions permit them to raise their rates for UNEs in line with the new FCC mandated pricing methodology. Such an event could raise the cost of doing business for competitive carriers such as PAETEC.

•

Operations Service Support Proceeding. The FCC opened proceedings that highlight the operational service support provided by the incumbent carriers for both UNE products as well as other types of circuits, specifically special access, that PAETEC may purchase from time to time from incumbent carriers. Service quality standards, or the absence of those standards, for either of these categories of service could substantially increase the provisioning intervals for such services, as well as maintenance and repair standards and intervals. An increase in intervals for provisioning of a circuit will result in a delay in realization of customer revenue, because the billing of the customer depends on the service establishment date. Similarly, any delay in repairing a circuit may result in crediting a customer a portion of the potential billed revenue under customer service level agreements. This proceeding remains pending and the timetable for FCC action is uncertain.

•

RBOC InterLATA Separate Affiliate Proceedings. In November 2005, Qwest filed a petition seeking forbearance of certain dominant carrier regulations applicable to its long distance services as a former RBOC. In that petition, Qwest requested, among other matters, that the FCC exempt it from tariff requirements, price cap regulations, accounting separation requirements and requirements to provide comparably efficient interconnection and open network architecture with respect to in-region long distance services. PAETEC relies on these regulations and requirements as protection against predatory pricing and other anti-competitive market behavior by incumbent carriers. On March 9, 2007, the Qwest petition for forbearance was granted in part and denied in part, removing some of the important competitive safeguards currently applicable to incumbent carriers with regard to their wholesale and retail long distance services provided in PAETEC’s markets. Verizon and AT&T filed petitions for forbearance similar to the petition filed by Qwest, but Verizon eventually withdrew its petition and noted in a statement that it expected the FCC to address its concerns in a broader, ongoing rulemaking. On August 31, 2007, the FCC issued an order in its broader, ongoing rulemaking proceeding which provided Verizon and AT&T with the same regulatory relief that it previously had granted to Qwest. On the same date, AT&T’s petition was dismissed as moot. Because these orders are very recent, their precedential value and implications on competing carriers such as PAETEC are not clear. As a general matter, the removal of RBOC regulatory restraints, particularly with respect to price cap regulations, could make it more difficult for PAETEC to compete in some markets with AT&T, Qwest and Verizon and may raise PAETEC’s operating costs.

•

Qwest and Verizon Dominant Carrier Forbearance Proceedings. In December 2005, the FCC granted a petition for forbearance filed by Qwest seeking relief from certain dominant carrier regulations, including certain unbundling and dedicated transport obligations, in those portions of the Omaha metropolitan statistical area where facilities-based competition has increased significantly. On September 6, 2006, Verizon filed six separate petitions requesting similar treatment in the metropolitan statistical areas of Boston, New York, Philadelphia, Pittsburgh, Providence and Virginia Beach. Qwest also subsequently filed additional petitions for relief from dominant carrier regulation in the metropolitan statistical areas of Denver, Minneapolis-St. Paul, Phoenix and Seattle. PAETEC relies on these regulations as a means to purchase UNEs, and they also serve as a price check on pricing for other wholesale services, such as special access, that PAETEC seeks to purchase at commercially acceptable prices. The comment cycles on the pending Verizon and Qwest petitions have closed and the outcome of these proceedings cannot be predicted at this time. However, if the FCC should grant these petitions in any of the identified markets, or if the FCC should grant similar petitions by incumbent carriers in the future affecting markets in which PAETEC operates, PAETEC’s ability to purchase wholesale network services from these carriers at prices that would allow PAETEC to achieve its target profit margins in those markets could be materially adversely affected. The FCC’s grant of these petitions also would enable incumbent carriers to compete with their competitors, including PAETEC, more aggressively on price in the affected markets.

•

Interstate Switched Access Regulatory Regime. On October 2, 2007, the FCC released a Notice of Proposed Rulemaking soliciting comments on issues relating to existing federal rules regarding the tariffing practices of local exchange carriers for traffic-sensitive switched access charges. The FCC seeks comment on whether those practices ensure that interstate switched access rates remain just and reasonable under some provisions of the Telecommunications Act. In response to allegations made by interexchange carriers against some local exchange carriers, the FCC also is soliciting comments on whether services those local exchange carriers provide to chat lines, conference bridges or other high volume traffic termination customers result in an overcollection of access charges or violate the Telecommunications Act. Although this FCC proceeding was initiated as a result of certain tariffing practices engaged in by small, rural local exchange carriers that are subject to more stringent regulation than PAETEC, a decision by the FCC that limits the ability of carriers to use some federal practices to file tariffs for their interstate exchange access services, to set rates for those services and to engage in revenue sharing arrangements with their end-user customers may have a significant financial impact on PAETEC’s access revenues.

Interconnection Agreements. In connection with offering local telephone services, PAETEC, through an operating subsidiary, is a party to interconnection agreements with the following incumbent carriers:

•	Citizens, for a portion of PAETEC’s New York and Tennessee markets;

•	ALLTEL, Inc. for a portion of PAETEC’s New York, North Carolina, Pennsylvania and Georgia markets;

•	Embarq for portions of PAETEC’s Florida, North Carolina, Tennessee, Pennsylvania and New Jersey markets;

•	AT&T, for PAETEC’s Connecticut, Illinois, Indiana, Texas and a portion of its California markets;

•

Verizon, for PAETEC’s markets in Virginia, Maryland, the District of Columbia, Delaware, Pennsylvania, New Jersey, Rhode Island, Massachusetts, New Hampshire, North Carolina, South Carolina and Vermont, and for portions of PAETEC’s California, Florida and New York markets; and

•	BellSouth (which has merged with AT&T) for PAETEC’s Florida, Louisiana, Mississippi, Kentucky, Tennessee, Alabama, Georgia, South Carolina and North Carolina markets.

Each interconnection agreement allows PAETEC to enter new markets and to offer telephone service to its current customer base. Each agreement currently permits PAETEC to provide local service on a resale basis or by purchasing all unbundled network elements required to provide local service on a facilities basis, without using its own telecommunications facilities. The terms of each interconnection agreement, including pricing terms agreed to by PAETEC and the incumbent carrier, have been approved by state regulatory authorities, although they remain subject to review and modification by those authorities. The changes generated by the FCC’s February 2005 Triennial Review Remand Order could trigger “change of law” provisions in these interconnection agreements that would enable the incumbent carriers to seek state regulatory approval for unfavorable changes to the arrangements before their expiration dates. The interconnection agreements do not resolve all operational issues, and PAETEC and the incumbent carriers continue to seek resolution of those issues through arbitration or commercial negotiations.

Other Provisions. Providers of long distance services and other telecommunications services, including PAETEC, also are subject to miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a customer’s long distance or other service provider or govern protection of customer proprietary network information. Noncompliance with these and other provisions can result in significant administrative fines and penalties.

Federal Regulations Affecting Carrier Services. The FCC currently is reviewing the compensation arrangements that exist between carriers for the use of their respective networks. This pending proceeding could significantly alter the manner in which and the rates that local carriers charge long-distance carriers for the origination and termination of long distance traffic. These charges are known as switched access charges. The proceeding also could significantly alter the manner in which and the rates that facilities-based telecommunications providers, including wireless carriers, charge other facilities-based telecommunications providers to terminate local traffic on the terminating provider’s network. These charges are known as reciprocal compensation. The FCC’s review of these matters will not only re-examine the rules governing the way carriers charge one another, which is referred to as intercarrier compensation, but also the potential effect that changes to the intercarrier compensation regime could have on various federal subsidy programs, such as the Universal Service Fund, the financial impact on the nation’s legacy carrier network infrastructure, and the overall effect changes to intercarrier compensation may have on consumers’ retail rates.

Multiple proposals to reform intercarrier compensation have been submitted to the FCC by various industry groups. The most recent proposal, known commonly as the “Missoula Plan,” was widely anticipated to be the blueprint for nationwide intercarrier compensation reform but its fate remains uncertain. The Missoula Plan creates three classes of carriers and sets forth a timetable for the unification of rates within each respective class. Class 1 consists of the RBOCs and their competitors, including competitive carriers such as PAETEC, wireless, cable and VoIP operators; Class 2 consists of mid-size wireline incumbents; and Class 3 consists of rural telephone companies. If adopted by the FCC, the plan could have a substantial effect on PAETEC’s access revenues, network capital expenditures and costs of sales. The FCC separately has initiated a rulemaking to examine allegations that some carriers are collaborating to increase artificially levels of access traffic they report in order to increase the payments they are eligible to receive from other carriers. PAETEC cannot predict the effect, if any, resulting from the implementation of the Missoula Plan or other pending intercarrier compensation reform proposals. Significant changes to the current rules governing the intercarrier compensation regime could, however, have a material adverse effect on PAETEC’s ability to bill and collect reciprocal compensation and access fees.

As a non-dominant carrier, PAETEC generally is not subject to price or rate of return regulation at the federal level, nor is it required to obtain express FCC authorization for the installation or operation of its domestic network facilities. In 2001, however, the FCC established a benchmark rate policy that, under most circumstances, precludes competitive carriers, such as PAETEC, from charging interexchange carriers for interstate switched access services at rates that are higher than the rates that incumbent carriers may charge for comparable services. Although the FCC’s rules regarding competitive carriers’ access charges are subject to further regulatory revision and judicial review, the benchmark rate policy has decreased PAETEC’s access rates since 2001. The FCC has also imposed restrictions on the rates that competitive carriers may charge incumbent carriers for traffic terminated to Internet service providers.

In general, the FCC benchmark rate policy may prevent PAETEC from raising its access charges with respect to the provision of some carrier services and its reciprocal compensation rates substantially above specified levels. Current FCC policies and regulations also have helped to maintain or reduce the rates that PAETEC’s competitors may charge PAETEC for similar wholesale carrier services. As a result, PAETEC currently is able substantially to pass through cost savings to its network services customers. Nevertheless, the outcome of FCC’s decisions on intercarrier compensation reform and its effect on PAETEC’s business and the businesses of its competitors cannot be predicted.

Federal Regulations Affecting Both Network Services and Carrier Services. The FCC has established a universal service subsidy regime which provides subsidies for the provision of telecommunications and information services to rural and other high-cost areas. Providers of interstate telecommunications services such as PAETEC must pay assessments that fund these subsidies. PAETEC also may be eligible to obtain subsidies for some services that it provides. At this time, PAETEC cannot determine with certainty its net financial responsibility for the Universal Service Fund. The FCC currently is assessing Universal Service Fund contribution payments based on a percentage of each telecommunications provider’s projected interstate and international telecommunications revenue. Carriers are permitted to pass through a specified percentage of their universal service fund contribution assessment to their customers in a manner consistent with FCC billing regulations.

In conjunction with intercarrier compensation reform, the FCC also is addressing ways to revise the manner in which carriers are required to make contributions to the Universal Service Fund. The FCC currently is considering proposals that would base the universal service fund assessment on the number of lines or telephone numbers that a telecommunications carrier actively provides, rather than on a percentage of collected revenue. The objective behind the proposed change is to capture universal service fund revenues from the dynamic and expanding universe of new service providers. In addition, various states maintain, or are in the process of implementing, their own universal service programs. Rising universal service obligations may increase PAETEC’s overall costs. However, the company could benefit from Universal Service Fund program subsidies if it chooses to deploy network infrastructure and services in areas and to customers eligible to receive universal service support. The FCC and state regulatory commissions are continuing to make changes to their universal service rules and policies, and it is difficult to predict how those changes might affect the company.

PAETEC also is subject to a broad array of regulatory requirements that can have cost or operational implications, including protection of customer proprietary information, provision of services to customers with hearing or speech disabilities and associated funding of telecommunications relay services, E-911 capabilities and cooperation with law enforcement officials engaged in lawful communication intercept or monitoring activities.

IP-Enabled Services Proceeding. The FCC has held that cable modem services offered by cable television companies and broadband Internet services offered by digital subscriber line, or DSL, by incumbent carriers should be classified as “information services” and not telecommunications subject to regulation under Title II of the Communications Act. Moreover, the pending regulatory classification of various other IP-based services is currently unclear. In March 2004, the FCC issued a notice of proposed rulemaking seeking comment on how it might categorize various types of IP-based services, for example, by distinguishing IP services that interconnect to the public switched telephone network, or PSTN, or classifying those that are utilized as a true substitute for traditional telephone service. The FCC has yet to reach a conclusion on the issues presented in the IP-Enabled docket, however, numerous ancillary proceedings portend a growing deregulatory trend with regard to IP-based services specifically and broadband service offerings in general. For instance, in March 2006, the FCC granted the forbearance petition of Verizon by operation of law, exempting Verizon’s stand-alone broadband services, such as ATM and Frame Relay services, as well as other packet-switched services, from regulation under Title II of the Communications Act. More recently, on October 12, 2007, the FCC issued an order granting similar but more limited broadband forbearance relief to AT&T. The FCC agreed to treat AT&T’s existing packet-switched broadband telecommunications services and existing optical transmission services as non-dominant and no longer subject to some regulatory requirements. Because the FCC issued its order only recently, the scope of its impact on PAETEC and the telecommunications industry is not yet clear. It is possible that the FCC may now scale back the broadband forbearance relief previously granted to Verizon in the interest of regulatory parity. Other petitions similar to those filed by Verizon and AT&T have been filed by Qwest, Citizens and Embarq and are pending. The FCC separately has held that certain IP-based offerings, specifically those that (1) use ordinary customer premises equipment with no enhanced functionality; (2) originate and terminate on the public switched telephone network; and (3) undergo no net protocol conversion and provide no enhanced functionality to end users due to the provider’s use of IP technology, are to be classified at telecommunications services and remain subject to the regulatory framework established under Title II, including the payment of access charges. These and other recent decisions by the FCC together demonstrate that the regulatory classification of many IP-based services remains unclear.

State Regulation

PAETEC provides local telephone service and other intrastate telecommunications services that are subject to the jurisdiction of state regulatory commissions. Regulations by the state public utility commissions in the jurisdictions in which PAETEC operates can affect the provision of its network services and its carrier services.

To provide local and intrastate telecommunications services, PAETEC generally is required to obtain a certificate of public convenience and necessity from the state public utility commission and to comply with applicable state regulations, including, in most states, the requirement to file tariffs setting forth the company’s terms and conditions for providing services. As of September 30, 2007, PAETEC held certificates to provide competitive local telecommunications services in 35 states and the District of Columbia, and held certificates to provide intrastate long distance services in 48 states and the District of Columbia.

Some state public utility commissions also require PAETEC to file periodic reports, pay various regulatory fees and assessments, and comply with state regulations governing quality of service, consumer protection and other similar issues. State public utility commissions also regulate intercarrier compensation rates between local services providers. PAETEC is not currently subject to price cap or rate of return regulation in any of its current or planned markets. The imposition of new regulatory burdens in a particular state may adversely affect the profitability of PAETEC’s services in that state.

Several of the states in which PAETEC operates require public utility commission approval before the transfer of a carrier’s authority to operate within the state, the transfer of its assets to a new entity, or a change in the control of an entity that controls a carrier operating within the state. Some states also regulate a carrier’s issuance of securities or incurrence of debt. PAETEC believes that, as the degree of intrastate competition increases, states will offer the incumbent carriers increasing pricing flexibility. This flexibility may make it easier for the incumbent carriers to price their services aggressively and otherwise compete with PAETEC, which could have a material adverse effect on the company and its revenue.

Local Regulation

PAETEC’s network is subject to numerous local regulations such as building codes, municipal franchise requirements and licensing. Such regulations vary on a city-by-city and county-by-county basis and can affect the company’s provision of both network services and carrier services. In some of the areas where PAETEC provides service, it may be subject to municipal franchise requirements and may be required to pay license or franchise fees based on a percentage of gross revenue or other formula. It is possible that some municipalities that do not currently impose fees could seek to impose fees in the future, and that, following the expiration of existing franchises they could increase fee levels.

Intellectual Property

PAETEC’s ability to compete depends in part upon its proprietary rights in its technology and business procedures and systems. PAETEC relies on a combination of contractual restrictions and copyright, trademark and trade secret laws to establish and protect these proprietary rights. It is the company’s policy to require employees, consultants and, if warranted based on the service to be provided, vendors to execute confidentiality agreements upon the commencement of their relationships with PAETEC. These agreements provide that confidential information developed or made known during the course of a relationship with PAETEC must be kept confidential and not disclosed to third parties except in specific circumstances.

PAETEC considers its trademarks to be of material importance to its business plans. PAETEC has been granted federal trademark or service mark registration for the following marks: PAETEC COMMUNICATIONS, INC. (with logo design), PASSIONATE ABOUT QUALITY, WHERE PHONE SERVICE HAS BECOME AN ART, WHERE COMMUNICATIONS HAS BECOME AN ART, TECPATH, CAMPUSLINK, US LEC and a logo that includes US LEC and VOICE/DATA/INTERNET. Federal registration of trademarks and service marks is effective for an initial period of ten years and is renewable for as long as PAETEC continues to use the marks.

Employees

As of September 30, 2007, PAETEC had approximately 2,300 full-time employees. Of these employees, approximately 1,350 were employed in corporate management and administration and approximately 710 were non-salaried employees. None of its employees are covered by collective bargaining contracts. PAETEC considers its relationships with its employees to be good.

Facilities

PAETEC’s corporate headquarters and one of its network operations centers are located in Fairport, New York. The facility consists of approximately 100,000 square feet of office space, under a 20-year lease expiring in April 2021.

In addition to its corporate headquarters, as of September 30, 2007, PAETEC maintained 78 sales offices, switches, and other operating locations in various locations under leases expiring between January 2008 and

December 2015. These facilities contain a total of approximately 730,000 square feet of space and range in area from approximately 600 square feet to approximately 92,000 square feet. The following table lists the locations of PAETEC’s sales offices, switches, and other operating locations as of September 30, 2007:

Alabama Birmingham Mobile California Anaheim Culver City Irvine Los Angeles San Diego Connecticut Hartford Metropolitan Washington, D.C. Washington, D.C. Reston, VA	Florida Daytona Beach Fort Lauderdale Fort Myers Jacksonville Miami Orlando Tampa West Palm Beach Georgia Atlanta Illinois Chicago Kentucky Louisville	Louisiana New Orleans Massachusetts Boston Waltham Maryland Baltimore New Hampshire Manchester New Jersey Cranford Newark Mt. Laurel	New York Albany Buffalo Newburgh Long Island New York City Purchase Rochester Syracuse North Carolina Charlotte Greensboro Raleigh Pennsylvania Bethlehem Conshohocken Philadelphia Pittsburgh	Rhode Island Providence South Carolina Charleston Tennessee Chattanooga Knoxville Memphis Nashville Virginia Norfolk Richmond Sterling

PAETEC intends to lease additional sales offices and network equipment sites as it expands. PAETEC believes that necessary space will be available on a commercially reasonable basis to accommodate its anticipated growth.

Legal Proceedings

From time to time, PAETEC is subject to legal proceedings within the normal course of operations. PAETEC is not a party to any pending legal proceedings that it believes would, individually or in the aggregate, have a material adverse effect on its business, financial condition or results of operations.

INFORMATION ABOUT McLEODUSA

Management’s Discussion and Analysis of Financial Condition and Results of Operation of McLeodUSA

The following discussion and analysis should be read in conjunction with McLeodUSA’s consolidated financial statements and related notes and the other financial information concerning McLeodUSA appearing elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. McLeodUSA’s actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

McLeodUSA provides IP-based communications services to small and medium-sized enterprises, and traditional telephone services to commercial and residential customers. McLeodUSA has one of the largest facilities-based networks maintained by a competitive carrier in the United States, which allows McLeodUSA to offer integrated communications services across 20 states in the Midwest, Rocky Mountain, Southwest and Northwest regions, representing 40% of the U.S. population. McLeodUSA serves 67 MSAs with its network facilities, including 19 of the top 50 MSAs. McLeodUSA provides its customers with a comprehensive suite of networking and telecommunications services, including IP-based integrated data and voice services, Internet services, private data networking, virtual private networks, or “VPNs,” hosting services and local and long distance voice services.

McLeodUSA was founded in 1993 with a strategy to serve residential and small business customers in the Midwest by reselling the local and long distance voice services of other carriers. Through August 2001, McLeodUSA grew rapidly, acquired numerous businesses, and focused on the construction of local and long distance voice networks and a national data network. As a result of the subsequent slowdown in the telecommunications industry and the national economy and the burden of approximately $4.0 billion in debt McLeodUSA had incurred to finance its growth, McLeodUSA filed for Chapter 11 bankruptcy in January 2002. As part of McLeodUSA’s first plan of reorganization, pre-Chapter 11 noteholders received $670 million in cash and new preferred stock, and all other outstanding equity securities were exchanged for new common stock. McLeodUSA emerged from Chapter 11 proceedings in April 2002 with approximately $950 million in debt and a revised strategic plan that attempted to focus on profitable revenue growth but still within the residential and small business markets.

Following its first bankruptcy, McLeodUSA’s revenues continued to decline because of continuing weakness in the telecommunications industry; the fact that McLeodUSA’s target residential and small business customers generally sought commoditized services from the lowest cost provider and exhibited high turnover; reduction in demand for long distance services among McLeodUSA’s retail customer base; and increased competition from the RBOCs and reductions in access rates and intercarrier compensation due to regulatory changes. In light of McLeodUSA’s inability to achieve new revenue growth in excess of existing customer turnover and ultimately to generate enough operating cash flow to service its remaining debt, McLeodUSA filed for Chapter 11 bankruptcy again in October 2005. McLeodUSA emerged from Chapter 11 proceedings on January 6, 2006. All equity securities outstanding at the time of McLeodUSA’s second bankruptcy were canceled without consideration, and McLeodUSA’s creditors received all of McLeodUSA’s new common stock in exchange for the cancellation of approximately $728.1 million in debt and accrued interest. Since that time, McLeodUSA’s common stock has not been publicly traded.

McLeodUSA emerged from Chapter 11 proceedings on January 6, 2006 with a new chief executive officer, board of directors and equity ownership. At the same time, McLeodUSA shifted its business strategy to focus on providing services based on high-speed digital transmission connections, known as T1 circuits, which McLeodUSA believes offer greater value to customers, increase customer retention and provide revenue growth opportunities.

McLeodUSA’s goal is to provide services that improve its customer’s daily productivity, simplify their networks and provide them with control of their network. McLeodUSA’s new strategy focuses on sales to small and medium-sized enterprise customers who seek high-capacity services. These enterprises generate greater revenue and profit margins than the services sought by residential and very small business customers, which were McLeodUSA’s historic focus. In order to serve this market, McLeodUSA has shifted its sales resources from telemarketing to direct field and agent channel sales, which McLeodUSA believes are more effective in selling higher value services to its larger target customers. McLeodUSA has revised its sales commission plans and revamped the field sales organization to mandate and provide incentives for the targeting and capture of small and medium-sized enterprise customers. New sales of T1 based services represented approximately 45% of total new sales during the first quarter of 2006 and have grown to 70% for the quarter ended September 30, 2007.

While RBOCs remain the market leaders in their service territories, competitive communications providers continue to gain market share among small and medium-sized enterprises. McLeodUSA believes that the RBOCs have neglected small and medium-size enterprises due to their increased focus on the global enterprise business market, increased competitive pressures in the residential markets, continued integration of recent mergers and acquisitions and investment in “triple-play” product offerings. McLeodUSA believes this has created an increased demand for alternatives in the small and medium-sized enterprise communications market, which McLeodUSA believes provides sustainable growth opportunities for it.

As of September 30, 2007, McLeodUSA’s broadband network and facilities, in which McLeodUSA has invested over $2.5 billion since its inception, spanned approximately 13,000 intercity and 4,000 metropolitan local route miles and encompassed approximately one million intercity backbone fiber miles and 500,000 fiber miles of metropolitan local fiber optic cable. McLeodUSA operates and maintains an intercity multiprotocol label switching Internet backbone with a nationally distributed IP voice switching architecture to provide a broad set of managed voice and data services cost-effectively. McLeodUSA also operates a circuit-switched based telephony network to provide voice services to its commercial, wholesale and residential customers. McLeodUSA believes owning its own facilities-based network allows it to ensure its network’s service quality and reliability, have greater control over customer care and reduce its exposure to regulatory uncertainty associated with leasing network connectivity and facilities from the RBOCs. McLeodUSA expects to continue to improve the efficiency of its network and reduce network expenses while maintaining its ability to serve the majority of its addressable market with its existing network facilities. As of September 30, 2007, McLeodUSA’s average network utilization was approximately 50%, as measured by unused capacity in its switches and network backbone. McLeodUSA expects to increase the total number of customers it serves with minimal incremental investments, thereby improving capacity utilization and resulting in increased cash flow and profitability.

Since emerging from Chapter 11 proceedings on January 6, 2006, McLeodUSA believes that it has made progress towards execution of its plan and achieving profitability. McLeodUSA has been successful in increasing the mix of new sales to include a significantly higher percentage of T1 products. In addition, McLeodUSA has experienced a quarter over quarter decline in the costs of sales as a percentage of revenues and has increased the number of field salespeople from 116 at the end of 2005 to 259 at September 30, 2007. As a result of the bankruptcy, McLeodUSA has significantly deleveraged its balance sheet. McLeodUSA’s total debt was $777.3 million at December 31, 2005 compared to $106.0 million at September 30, 2007.

For the nine months ended September 30, 2007, McLeodUSA generated revenue of $375.4 million and a net loss of $37.6 million. During the nine months ended September 30, 2007, McLeodUSA generated approximately 8% of its revenue from retail residential traditional telephone service, approximately 27% from retail business traditional telephone service, approximately 23% from retail T1s, approximately 14% from other retail products and approximately 28% from wholesale services.

McLeodUSA uses several primary metrics, as shown in the following table, to analyze its revenues and measure its performance. These metrics include number of residential and business traditional telephone service lines in service, number of T1 units in service, number of T1 circuits per T1 unit, average monthly unit turnover, or “churn,” for residential traditional telephone service, business traditional telephone service and T1 units, and number of field sales people. A T1 unit represents a specific voice, data or integrated product provided to a customer location that may utilize one or more individual T1 circuits.

	As of
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
Retail T1 units in service	11,900	12,400	13,200	14,300	14,900	17,000	18,200
Retail T1 unit churn	1.50%	1.50%	1.04%	1.23%	1.25%	0.98%	0.78%
Retail T1 circuits per unit	1.24	1.23	1.23	1.22	1.23	1.22	1.23
Retail Dynamic Integrated Access units in service	1,300	1,900	2,600	3,500	4,400	5,400	6,400
Retail Dynamic Integrated Access unit churn	0.95%	0.60%	0.31%	0.51%	0.55%	0.50%	0.55%
Retail Dynamic Integrated Access T1 circuits per unit	1.15	1.16	1.19	1.17	1.16	1.16	1.25
Retail business traditional telephone service lines in service	350,400	325,700	302,300	283,500	264,900	251,000	229,000
Retail business traditional telephone service line churn	3.28%	2.99%	3.13%	3.28%	3.23%	2.75%	2.68%
Retail residential traditional telephone service lines in service	134,200	123,200	111,200	101,900	91,000	83,500	74,400
Retail residential traditional telephone service line churn	3.75%	3.28%	3.80%	3.32%	3.83%	3.31%	3.44%
Wholesale T1 circuits in service	4,600	4,700	4,600	4,300	4,600	4,800	5,100
Quota bearing field sales representatives	118	177	200	210	214	247	259
Quota bearing inside sales representatives	46	49	41	42	48	39	31
Total employees	1,591	1,545	1,556	1,588	1,564	1,575	1,595

Adjusted EBITDA Presentation

EBITDA is a non-GAAP financial measure. EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. EBITDA allows analysts, investors and other interested parties in the telecommunications industry to facilitate company-to-company comparisons by eliminating variation in company’s capital structure and embedded network investment. Facilities-based telecommunications services providers face high initial capital investments in order to gain entry to the industry, and, accordingly, McLeodUSA believes that omitting depreciation and amortization provides a relevant and useful measure of its core operating performance and enhances comparability between periods.

Adjusted EBITDA is a non-GAAP financial measure used by McLeodUSA’s management to evaluate the effectiveness of McLeodUSA’s operating performance and to enhance comparability between periods. Adjusted EBITDA, as used by McLeodUSA’s management, further removes the effects of other income and expense, restructuring and impairment charges, gain on cancellation of debt, income from discontinued operations, reorganization charges and non-cash compensation expense. McLeodUSA excludes the effects of other income and expense, restructuring and impairment charges, gain on cancellation of debt, income from discontinued operations, reorganization charges and non-cash compensation expense because it does not believe that such items are representative of the core operating results of its ongoing competitive telecommunications activities. McLeodUSA’s management believes that non-GAAP financial measures such as Adjusted EBITDA are also commonly reported and used by analysts, investors and other interested parties in the telecommunications industry.

McLeodUSA’s management uses Adjusted EBITDA in its decision-making processes relating to the operation of its business together with GAAP financial measures such as revenue and income from operations.

McLeodUSA’s calculation of Adjusted EBITDA excludes:

•	restructuring charges and adjustments, reorganization items and impairment charges and income from discontinued operations which are non-recurring items; and

•

non-cash stock option compensation, gain on cancellation of debt and other non-operating income or expense, each of which McLeodUSA’s management views as non-operating and non-cash expenses that are not related to management’s assessment of the operating results and performance of its consolidated operations.

McLeodUSA’s management believes that Adjusted EBITDA permits a comparative assessment of its operating performance, relative to its performance based on its GAAP results, while isolating the effects of depreciation and amortization, which may vary from period to period without any correlation to underlying operating performance, and of non-cash stock option compensation, which is a non-cash expense that varies widely among similar companies. McLeodUSA provides information relating to its Adjusted EBITDA so that investors have the same data that it employs in assessing its overall operations. McLeodUSA believes that trends in its Adjusted EBITDA are a valuable indicator of its operating performance on a consolidated basis and of its ability to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

In addition, Adjusted EBITDA is a useful comparative measure within the communications industry because the industry has experienced recent trends of increased merger and acquisition activity and financial restructurings, which have led to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies, as well as non-operating and one-time charges to earnings, such as the effect of debt restructurings.

Accordingly, Adjusted EBITDA allows analysts, investors and other interested parties in the telecommunications industry to facilitate company-to-company comparisons by eliminating some of the foregoing variations. Adjusted EBITDA as used by McLeodUSA in this proxy statement/prospectus may not, however, be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure.

McLeodUSA’s calculation of Adjusted EBITDA is not directly comparable to EBIT, which is an acronym for earnings before interest and taxes, or EBITDA. In addition, Adjusted EBITDA does not reflect:

•	McLeodUSA’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, McLeodUSA’s working capital needs;

•	McLeodUSA’s interest expense, or the cash requirements necessary to service interest or principal payments on its debts; and

•	any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges.

Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that may be considered in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to McLeodUSA to invest in the growth of its business. McLeodUSA compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA as a supplemental financial measure.

Results of Operations

The following table summarizes McLeodUSA’s historical operations as a percentage of revenues for the years ended December 31, 2004, 2005 and 2006 and nine months ended September 30, 2006 and 2007.

	Year Ended December 31,		Year Ended December 31,	Nine Months Ended September 30,
	2004	2005	2006(2)	2006	2007
	Predecessor McLeodUSA		Reorganized McLeodUSA
Statements of Operating Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of service (1)	55.0%	57.0%	58.0%	58.7%	52.8%
Selling, general and administrative (1)	37.5%	34.2%	33.4%	32.4%	40.2%
Depreciation and amortization	49.8%	33.5%	11.0%	10.6%	14.4%
Restructuring and asset impairment charge	36.7%	47.5%	0.4%	0.6%	0.0%
Reorganization charges, net	0.0%	3.2%	0.0%	0.0%	0.0%

Total operating expenses	179.0%	175.4%	102.8%	102.3%	107.4%

Operating (loss) income	(79.0)%	(75.4)%	(2.8)%	(2.3)%	(7.4)%

Net (loss) income	(87.2)%	(84.2)%	(5.2)%	(4.6)%	(10.0)%

Net (loss) income applicable to common stockholders	(87.6)%	(84.4)%	(5.2)%	(4.6)%	(10.0)%

(1)	Exclusive of depreciation and amortization.
(2)	Does not include the results of Predecessor McLeodUSA for January 1, 2006.

Comparison of the Nine Months Ended September 30, 2006 and 2007

Revenue. Total revenue for the nine months ended September 30, 2007 decreased $42.5 million, or 10%, to $375.4 million from $417.9 million for the nine months ended September 30, 2006. The following table compares McLeodUSA’s revenue for the nine months ended September 30, 2006 and 2007:

	Nine Months Ended September 30,
	2006	2007	Change
	(in millions)
Local	$218.5	$194.7	$(23.8)
Long distance	82.9	64.8	(18.1)
Data services and other	74.9	68.8	(6.1)
Carrier access	33.4	32.2	(1.2)
Indefeasible rights of use agreements, including those that qualify as sales type leases	8.2	14.9	6.7

Total revenue	$417.9	$375.4	$(42.5)

Revenue is derived primarily from business telephony services, including local dial tone, switched access lines, long distance, data services and access charges. Revenue from local telephone service consists of charges for basic local service, including dedicated T1 access and Dynamic Integrated Access services, and local wholesale services utilizing McLeodUSA’s network to provide local voice services to the carrier’s local customer. Revenue from long distance service consists of per-minute-of-use charges or bundled flat rates for traditional switched and dedicated long distance, toll-free calling, calling card and international calls. Data services and other revenue is primarily derived from charges for private line, dedicated Internet access services, network maintenance and DSL service. Carrier access revenue consists primarily of usage charges that McLeodUSA bills long distance carriers to originate and terminate calls to and from McLeodUSA’s customers. Revenue from indefeasible rights to use fiber optic telecommunications network facilities includes revenue recognized over the term of the related lease unless it qualifies as a sales type lease, for which revenue is recognized at the time of sale.

Total revenues declined by $42.5 million from the nine months ended September 30, 2006 due primarily to a decline in total customers and lower long distance volume. The $23.8 million decrease in local revenues is attributable to a combination of factors, including a reduction of approximately $36.4 million due to a reduction in the number of access lines in service as a result of customer turnover in excess of new lines sold partially offset by an increase in sales to other wholesale providers. This decrease was also partially offset by an increase of $12.8 million in revenue related to McLeodUSA’s Dynamic Integrated Access services. Revenue from sales of McLeodUSA’s Dynamic Integrated Access services has grown from approximately 4% of its revenue for the nine months ended September 30, 2006 to 8% for the nine months ended September 30, 2007. Consistent with its revised strategy, McLeodUSA’s sales force does not actively sell traditional telephone service lines, except as part of larger, bundled service packages, and as a result McLeodUSA expects its local traditional telephone service revenues will continue to decline. Additional traditional telephone service lines and features are sold to McLeodUSA’s larger existing business customers by its field sales force, and McLeodUSA’s inside sales force sells traditional telephone service and other services to new business customers who do not require T1 services. McLeodUSA’s wholesale sales force sells traditional telephone services to other carriers who seek to move their resale residential and very small business customers from the RBOCs as a result of recent significant price increases. Sales of traditional telephone services to new retail business customers and to carrier customers are limited to markets and colocations where McLeodUSA has significant unused capacity and where traditional telephone service lines can be added at minimal cost. Monthly customer turnover on residential traditional telephone service lines averaged approximately 3.53% per month during the nine months ended September 30, 2007, and McLeodUSA expects that trend will continue throughout 2007. McLeodUSA anticipates that this reduction in the number of lines and revenues generated from traditional telephone service customers will be somewhat offset by increases in higher margin services provided over T1 circuits, although McLeodUSA expects that local revenues and revenue in total will continue to decline in 2007. While McLeodUSA expects that overall 2007 revenues will be lower than in 2006, it believes that continued growth in its T1-based services will ultimately result in revenue growth and profitability. T1 customer account turnover averaged approximately 1.0% per month during the nine months ended September 30, 2007, including 0.53% per month for Dynamic Integrated Access services.

The $18.1 million decrease in long distance revenue is primarily attributable to a 31% decline in the volume of minutes from the nine months ended September 30, 2006. The volume of retail minutes declined primarily as a result of the reduction in the number of access lines in service and increased price competition. Wholesale long distance minutes have declined primarily as a result of strategic wholesale price increases that McLeodUSA implemented during 2006. McLeodUSA expects that long distance revenues will continue to decline during 2007 because average rates for long distance services continue to decrease and many T1-based products, on which it has focused its business and sales strategy, include bundled long distance as part of the base monthly service. Although McLeodUSA expects that long distance revenues will continue to decline during 2007, it believes that its revenue attributable to T1-based services will ultimately result in overall revenue growth. Data and other services declined $6.1 million, $5.6 million of which was a result of the sale of McLeodUSA’s ATS cable operations that occurred on March 9, 2007, and McLeodUSA expects that its revenue from data and other services will continue to decrease in 2007. ATS historically generated approximately $10 million of revenue per year. The remaining decline was attributable to customer turnover in excess of new sales. Included in revenues from indefeasible rights of use in the above table is $4.6 million and $4.9 million for the nine months ended September 30, 2006 and 2007, respectively, related to ongoing revenues from operating leases.

Cost of Service. Cost of service includes expenses directly associated with providing communication services to McLeodUSA’s customers. Costs classified as cost of service include, among other items, the cost of connecting customers to McLeodUSA’s network via leased facilities, the costs paid to third-party providers for interconnection access and transport services, the costs of leasing components of McLeodUSA’s network facilities and the cost of fiber related to sales and leases of network facilities.

Cost of service was $198.3 million for the nine months ended September 30, 2007, a decrease of $47.0 million, or 19%, from the nine months ended September 30, 2006. The decrease in cost of service was principally attributable to the decline in revenues resulting from McLeodUSA’s decrease in customers. The reduction in the number of access lines in service from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 resulted in a reduction in the cost of leased local loops of approximately $19.0 million, and the corresponding reduction in long distance minutes resulted in lower variable long distance costs of approximately $14.9 million. Incremental cost savings of $5.8 million were achieved during the first nine months of 2007 as a result of cost reduction efforts that McLeodUSA began in the third quarter of 2006. These efforts primarily consist of McLeodUSA’s initiative to reduce monthly recurring costs for electric power and cross-connects for McLeodUSA’s colocations, decommission colocations in areas with limited potential to capture target business customers and eliminate excess leased network capacity.

The cost of fiber related to sales and leases of network facilities was $3.4 million and $6.8 million for the nine months ended September 30, 2006 and 2007, respectively. In connection with the application of fresh start accounting upon McLeodUSA’s emergence from bankruptcy in January 2006, the book value of its fiber network was adjusted to fair value. As a result, the cost of fiber related to sales and leases of network facilities during 2006 was representative of the selling price less selling costs, principally sales commissions.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include expenses related to sales and marketing, customer service, internal network operations and engineering, information systems and other administrative functions. Selling, general and administrative expenses were $151.0 million for the nine months ended September 30, 2007, an increase of $15.6 million, or 12%, from the same period in 2006. Included in the selling, general and administrative expense is stock compensation expense, which increased by $3.8 million over the first nine months of 2006 to $7.0 million in the first nine months of 2007. This increase is primarily driven by the acceleration of the expensing of certain restricted shares tied to an anticipated initial public offering and the granting of additional options. Salaries and commission expense together increased by $9.2 million due to the increase in headcount in the sales organization. On September 17, 2007, McLeodUSA entered into the merger agreement and has suspended its initial public offering activities.

Depreciation and Amortization. Depreciation and amortization includes the depreciation of McLeodUSA’s communications network and equipment, amortization of other intangibles determined to have finite lives, and amortization over the life of the customer contract of one-time direct installation costs associated with transferring customers’ local line services from the RBOCs to McLeodUSA’s local telecommunications services. Depreciation and amortization expenses were $54.0 million for the nine months ended September 30, 2007, an increase of $9.8 million, or 22%, from the same period of 2006. Depreciation and amortization expense continues to increase as McLeodUSA places additional assets in service and incurs installation costs for additional customers.

Restructuring Charges. During the nine months ended September 30, 2007, McLeodUSA recorded an adjustment to restructuring costs of $0.1 million to reflect the favorable outcome of a facility exit.

Interest Expense. Gross interest expense was $10.4 million for the nine months ended September 30, 2007, an increase of $0.6 million from $9.8 million during the nine months ended September 30, 2006. The increase was attributable to a higher average outstanding debt balance. On September 28, 2006, McLeodUSA completed the private placement of it’s 10 1/2% Senior Second Secured Notes due 2011, or “10 1/2% notes,” that resulted in an increase in the long-term debt balance from $82.7 million to $120.0 million. On May 8, 2007, McLeodUSA redeemed $16 million in aggregate principal amount of its 10 1 /2% notes.

Other Nonoperating Income (Expense). During the nine months ended September 30, 2007, McLeodUSA generated $0.2 million of nonoperating expense, primarily due to a loss on the sale of McLeodUSA’s ATS cable operations offset by income from the sale of excess equipment. During the first nine months of 2006, McLeodUSA recorded other nonoperating expense of $0.5 million, which was comprised of the write off of the debt issuance costs upon the refinancing of McLeodUSA’s debt, partially offset by gains related to the sale of assets and excess equipment.

Comparison of the Years Ended December 31, 2005 and 2006

McLeodUSA’s adoption of fresh start accounting on January 1, 2006 had a material effect on its financial statements. As a result, McLeodUSA’s historical financial statements are not comparable to financial statements published for periods following the implementation of fresh start accounting.

Revenue. Total revenue for the year ended December 31, 2006 decreased $90.3 million, or 14%, to $544.7 million from $635.0 million for the year ended December 31, 2005. The following table compares McLeodUSA’s revenue for the years ended December 31, 2005 and 2006:

	Year Ended December 31,
	2005	2006	Change
	(in millions)
Local	$324.0	$286.7	$(37.3)
Long distance	130.4	104.9	(25.5)
Data services and other	112.0	97.5	(14.5)
Carrier access	51.4	43.3	(8.1)
Indefeasible rights of use agreements, including those that qualify as sales type leases	17.2	12.3	(4.9)

Total revenue	$635.0	$544.7	$(90.3)

Total revenues declined by $90.3 million compared to the year ended December 31, 2005 due primarily to a decline in total customers and both lower long distance volume and rates. The $37.3 million decrease in local revenues was attributable to a combination of factors, including a decrease of approximately $81.0 million due to a reduction in the number of access lines in service as a result of customer turnover in excess of new lines sold. This decrease was partially offset by an increase of $18.3 million in revenue related to increases in McLeodUSA’s local rates, an increase of $10.0 million in revenue related to McLeodUSA’s Dynamic Integrated Access services and an increase of $15.4 million related to local wholesale volume increases. Monthly customer turnover on residential traditional telephone service lines averaged approximately 3.5% per month during 2006. T1 customer account turnover averaged approximately 1.3% per month in 2006, including 0.6% per month for Dynamic Integrated Access services.

The $25.5 million decrease in long distance revenue was primarily attributable to an 11% decline in the average rate per minute and 13% decline in the volume of minutes during the year ended December 31, 2006. The volume of retail minutes declined primarily as a result of the reduction in the number of access lines in service and increased price competition. Wholesale long distance minutes have declined primarily as a result of strategic wholesale price increases that McLeodUSA implemented during 2006. Data and other services declined as a result of customer turnover in excess of new sales. Carrier access revenue in 2006 decreased by $8.1 million from the year ended December 31, 2005 due primarily to the reduction in the volume of long distance minutes and the continuing reduction in carrier access charge rates mandated by regulators. Included in revenues from indefeasible rights of use in the above table is $6.2 million and $5.5 million for the years ended December 31, 2006 and 2005, respectively, related to ongoing revenues from operating leases.

Cost of Service. Cost of service was $315.8 million for the year ended December 31, 2006, a decrease of $46.3 million, or 13%, from the year ended December 31, 2005. The decrease in cost of service was principally attributable to the decline in revenues resulting from McLeodUSA’s decrease in customers. The reduction in the number of access lines in service during 2006 resulted in a reduction in the costs of leased local loops of approximately $16.1 million, and the corresponding reduction in long distance minutes resulted in lower variable long distance costs of approximately $9.9 million. In addition, McLeodUSA’s continued least cost routing efforts during 2006 yielded a lower average cost per long distance minute, which further reduced cost of service by approximately $7.9 million. During 2006, McLeodUSA recorded cost reductions totaling approximately $3.9 million related to the resolution of a number of disputes with various wireless carriers in connection with costs associated with access services. Additional costs savings of $0.9 million were achieved as a result of the cost reduction efforts that McLeodUSA began in the third quarter of 2006.

The cost of fiber related to sales and leases of network facilities was $5.8 million and $2.1 million for the years ended December 31, 2006 and 2005, respectively. In connection with the application of fresh start accounting upon McLeodUSA’s emergence from bankruptcy in January 2006, the book value of its fiber network was adjusted to fair value. As a result, the cost of fiber related to sales and leases of network facilities during 2006 was representative of the selling price less selling costs, principally sales commissions.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $181.7 million for the year ended December 31, 2006, representing a decrease of $35.7 million, or 16%, from 2005. Of this decrease, $15.7 million was attributable to additional bad debt expense incurred during 2005 in connection with settlements and allowances for interstate and intrastate access charge billing disputes with other carriers related to wireless originated 800 toll-free calls. In 2006, McLeodUSA realized substantial selling, general and administrative expense reductions as a result of lower headcount, lower costs for operating leases, insurance and professional fees. Partially offsetting the selling, general and administrative expense reductions for 2006 is $4.9 million of stock compensation expense relating to stock option grants in 2006. Overall selling, general and administrative expense has declined as a percentage of revenues from 34% in 2005 to 33% in 2006.

Depreciation and Amortization. Depreciation and amortization expenses were $60.1 million for the year ended December 31, 2006, a decrease of $152.8 million from the same period of 2005. This decrease was due to the adoption of fresh start accounting effective January 1, 2006 that resulted in a significant reduction in the basis of McLeodUSA’s long-lived assets.

Impairment Charge. In accordance with SFAS 144, during the second quarter of 2005, McLeodUSA performed an evaluation of the recoverability of property and equipment, which indicated that certain of its long-lived assets were impaired. McLeodUSA used a probability-weighted discounted cash flow analysis to estimate the fair value of its property and equipment and recorded a non-cash impairment charge of $174.8 million to reduce the carrying amount to estimated fair value.

In accordance with SFAS 142, during the second quarter of 2005, McLeodUSA performed an evaluation of the McLeodUSA trade name utilizing a “relief from royalty” method of valuation. The evaluation indicated an impairment of $27.7 million on the McLeodUSA trade name to reduce its carrying value to estimated fair value of $37.2 million.

In connection with McLeodUSA’s bankruptcy filing in October 2005 and the results of McLeodUSA’s valuations performed to estimate the fair value of its noncurrent tangible and intangible assets in connection with fresh start accounting, McLeodUSA recorded an incremental impairment charge of $75.3 million in the fourth quarter of 2005. This incremental impairment charge consisted primarily of revisions to the valuation assumptions related to the McLeodUSA trade name and the value of McLeodUSA’s customer lists, as well as adjustments to the carrying value of deferred line installation costs.

Consequently, McLeodUSA recorded non-cash impairment charges totaling $277.8 million in 2005 to include the impairment on both the property and equipment as well as the intangible assets discussed above. McLeodUSA did not record any impairment charges during 2006.

Reorganization Items. On January 1, 2006, McLeodUSA recorded reorganization income of $18.5 million to adjust the carrying value of the asset retirement obligation based on the current discount rates in effect upon its adoption of fresh start accounting. During 2005, McLeodUSA recorded net reorganization items of $20.2 million primarily related to the write-off of the deferred financing fees on its credit agreement, the write-off of director and officer insurance that was in effect prior to its plan of reorganization and professional fees.

Restructuring Charges. During the year ended December 31, 2006, McLeodUSA incurred restructuring costs of $2.4 million, primarily related to increased severance costs due to its revised strategic plan and professional fees related to recapitalization. During the year ended December 31, 2005, McLeodUSA incurred $23.9 million in restructuring charges related to financial and legal advisers and severance costs in connection with its pursuit of its financial restructuring.

Interest Expense. Gross interest expense was $13.4 million for the year ended December 31, 2006, a decrease of $52.7 million from $66.1 million during the year ended December 31, 2005 primarily due to the cancellation of $677.3 million of debt upon McLeodUSA’s emergence from bankruptcy on January 6, 2006. The decrease related to the lower outstanding debt balance was partially offset by a significant increase in interest rates. Interest expense of approximately $0.7 million and $0.8 million was capitalized as part of the construction of McLeodUSA’s network during the years ended December 31, 2006 and 2005, respectively.

Other Nonoperating Income (Expense). Nonoperating expense of $0.3 million for the year ended December 31, 2006 primarily relates to the write-off of the deferred financing fees related to McLeodUSA’s credit facility offset by gains on asset sales. The nonoperating income of $9.8 million in the prior year primarily related to gains on asset sales.

Gain on Cancellation of Debt. On January 1, 2006, McLeodUSA recognized a gain of $728.1 million upon its emergence from bankruptcy related to the cancellation of debt of $677.3 and accrued interest of $50.8 million.

Comparison of the Years Ended December 31, 2004 and 2005

Revenue. Total revenue for the year ended December 31, 2005 decreased $81.2 million, or 11%, to $635.0 million from $716.2 million for the year ended December 31, 2004. The following table compares McLeodUSA’s revenue for the years ended December 31, 2004 and 2005:

	Year Ended December 31,
	2004	2005	Change
	(in millions)
Local	$365.1	$324.0	$(41.1)
Long distance	133.8	130.4	(3.4)
Data services and other	131.7	112.0	(19.7)
Carrier access	76.9	51.4	(25.5)
Indefeasible rights of use agreements, including those that qualify as sales type leases	8.7	17.2	8.5

Total revenue	$716.2	$635.0	$(81.2)

Total revenues declined for the year ended December 31, 2005 by $81.2 million from the year ended December 31, 2004 due to a continued decline in total customers, FCC-mandated reduction in access rates and lower long distance rates. The $41.1 million decrease in local revenues was attributable to a reduction in the number of access lines in service due to customer turnover in excess of new lines sold of approximately $52.5 million, partially offset by an increase in local revenues of approximately $21.4 million resulting from increased sales of McLeodUSA’s Dynamic Integrated Access services and McLeodUSA’s local wholesale contract with MCI to provide local services to its residential customers. The remainder of the decrease in local revenues was due to a reduction in rates. The overall decrease in long distance revenue was attributable to a 36% drop in average rates from 2004. This decrease in rates occurred primarily as a result of the significant change in McLeodUSA’s mix of wholesale versus retail minutes. During 2005, wholesale minutes increased 200% as compared to 2004. Data and other services declined by $19.7 million, primarily as a result of customer turnover in excess of new sales. Access revenues in 2005 decreased by $25.5 million from 2004, primarily due to the FCC-mandated access rate reduction. Indefeasible rights of use revenue during 2005 included $7.3 million of revenue from a single sale of fiber. Revenues from indefeasible rights of use of $5.5 million for the year ended December 31, 2005 and $5.6 million for the year ended December 31, 2004 were related to ongoing revenues from operating leases.

Cost of Service. Cost of service was $362.1 million for the year ended December 31, 2005, a decrease of $31.7 million, or 8%, from the year ended December 31, 2004. Approximately $22 million of the decrease reflected the results of McLeodUSA’s ongoing network cost reduction efforts, including least cost routing, network optimization and grooming and migration of customers to McLeodUSA’s network. The balance of the decrease was attributable to McLeodUSA’s reduction in revenues. The cost of fiber related to sales and leases of network facilities was $2.1 million for the year ended December 31, 2005 and $0.4 million for the year ended December 31, 2004.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $217.4 million for the year ended December 31, 2005, representing a decrease of $51.0 million, or 19%, from 2004. The decrease in selling, general and administrative expenses was primarily attributable to McLeodUSA’s actions to reduce headcount and reductions in advertising and marketing expenses, as well as to lower maintenance and repair costs. McLeodUSA reduced its headcount from approximately 2,400 employees at December 31, 2004 to approximately 1,700 at December 31, 2005.

Depreciation and Amortization. Depreciation and amortization expenses were $212.9 million for the year ended December 31, 2005, representing a decrease of $143.9 million from 2004. This decrease was due to McLeodUSA’s fully depreciating a significant amount of its depreciable assets during 2005, as well as to a lower depreciable asset base as a result of impairment charges McLeodUSA recorded to property and equipment during 2005.

Impairment Charge. In accordance with SFAS 142, McLeodUSA performed its 2004 annual impairment test of goodwill and other indefinite lived intangible assets. The evaluations indicated that McLeodUSA’s goodwill was fully impaired and the McLeodUSA trade name was partially impaired. As a result, during 2004, McLeodUSA recorded a $245.1 million impairment charge to eliminate goodwill and an $18.0 million impairment charge to reduce the carrying value of the McLeodUSA trade name to $64.9 million.

In accordance with SFAS 144, during the second quarter of 2005, McLeodUSA performed an evaluation of the recoverability of property and equipment which indicated that certain of its long-lived assets were impaired. McLeodUSA used a probability-weighted discounted cash flow analysis to estimate the fair value of its property and equipment and recorded a non-cash impairment charge of $174.8 million to reduce the carrying amount to estimated fair value.

In accordance with SFAS 142, during the second quarter of 2005, McLeodUSA performed an evaluation of the McLeodUSA trade name using a “relief from royalty” method of valuation. As a result of this evaluation McLeodUSA recorded a $27.7 million impairment on the McLeodUSA trade name to reduce its carrying value to estimated fair value of $37.2 million.

In connection with McLeodUSA’s October 2005 bankruptcy filing and the results of valuations performed to estimate the fair value of its noncurrent tangible and intangible assets in connection with fresh start accounting, McLeodUSA recorded a $75.3 million incremental impairment charge in the fourth quarter of 2005. This incremental impairment charge consisted primarily of revisions to the valuation assumptions related to the McLeodUSA trade name and the value of McLeodUSA’s customer lists, as well as adjustments to the carrying value of deferred line installation costs.

Consequently, McLeodUSA recorded non-cash impairment charges totaling $277.8 million during the year ended December 31, 2005.

Interest Expense. Gross interest expense was $66.1 million for the year ended December 31, 2005, representing an increase of $16.2 million from $49.9 million during 2004. The increase was primarily due to an increase in average interest rates during the period. In addition to a general market rate increase, McLeodUSA was required to accrue two additional percentage points of interest on its outstanding debt balance as a result of an event of default, which contributed an additional $9.7 million of interest. This increase was partially offset as McLeodUSA ceased to record $11.7 million of interest expense on the impaired debt for the period October 29, 2005 to December 31, 2005 upon commencement of its Chapter 11 proceedings. McLeodUSA capitalized interest expense of approximately $0.8 million during 2005, and $1.7 million during 2004, as part of the construction of its fiber optic network.

Other Nonoperating Income (Expense). Other nonoperating income was $9.8 million during 2005 compared to other nonoperating expense of $10.6 million during 2004. The income during 2005 related to gains on sales of certain of McLeodUSA’s assets, primarily aircraft. The loss during 2004 primarily related to the loss recorded on a sale of fiber to Level 3 Communications, Inc. and certain other parties totaling $12.1 million, partially offset by a $1.9 million gain related to the final true-up of the dissolution of an equity partnership following McLeodUSA’s mandatory withdrawal in 2003 from the partnership under the terms of the partnership agreement.

Unaudited Quarterly Financial Data

The following table summarizes McLeodUSA’s unaudited condensed financial data for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007.

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(in millions)
Revenue	$145.7	$139.7	$132.5	$126.8	$126.4	$128.6	$120.5
Cost of service (1)	86.8	82.6	75.9	70.5	68.3	69.0	61.0
Selling, general and administrative (1)	44.2	45.4	45.8	46.3	49.3	49.7	52.1
Depreciation and amortization	14.5	14.7	15.0	15.9	16.6	18.9	18.6
Restructuring charges	1.8	0.7	—	(0.1)	—	(0.1)	—

Total operating expenses	147.3	143.4	136.7	132.6	134.2	137.5	131.7

Operating loss	(1.6)	(3.7)	(4.2)	(5.8)	(7.8)	(8.9)	(11.2)
Interest expense, net	(3.2)	(3.1)	(2.9)	(3.5)	(3.1)	(3.2)	(3.3)
Other income (expense)	—	0.3	(0.8)	0.2	(0.9)	0.1	0.6

Net loss	$(4.8)	$(6.5)	$(7.9)	$(9.1)	$(11.8)	$(12.0)	$(13.9)

Reconciliation of EBITDA and Adjusted EBITDA: (2)
Net loss	$(4.8)	$(6.5)	$(7.9)	$(9.1)	$(11.8)	$(12.0)	$(13.9)
Interest expense, net	3.2	3.1	2.9	3.5	3.1	3.2	3.3
Depreciation and amortization	14.5	14.7	15.0	15.9	16.6	18.9	18.6

EBITDA	12.9	11.3	10.0	10.3	7.9	10.1	8.0
Other expense (income)	—	(0.3)	0.8	(0.2)	0.9	(0.1)	(0.6)
Restructuring charges	1.8	0.7	—	(0.1)	—	(0.1)	—
Non-cash compensation	—	1.8	1.4	1.7	2.9	2.7	1.4
Integration/Merger expenses	—	—	—	—	—	—	1.5
Stock offering costs	—	—	—	—	—	—	1.8

Adjusted EBITDA	$14.7	$13.5	$12.2	$11.7	$11.7	$12.6	$12.1

Capital expenditures	$6.8	$6.7	$8.6	$9.8	$6.9	$9.3	$8.0
Deferred line installation costs	$3.9	$3.9	$4.9	$4.3	$4.4	$3.2	$3.8
Revenue from fiber sales	$0.7	$2.2	$0.7	$2.5	$2.6	$6.5	$1.0
Cost of fiber sold	$0.6	$2.1	$0.7	$2.4	$1.6	$4.5	$0.6

(1)	Exclusive of depreciation and amortization.
(2)	See “—Adjusted EBITDA Presentation” for a discussion of the uses and limitations of this non-GAAP financial measure.

Liquidity and Capital Resources

On January 6, 2006, McLeodUSA emerged from Chapter 11 bankruptcy proceedings. Key elements of McLeodUSA’s plan of reorganization included:

•	cancellation of $677.3 million of outstanding debt and accrued interest of $50.8 million;

•	in exchange for the cancellation of $677.3 million of debt and the unpaid interest thereon, receipt by McLeodUSA’s lenders of their pro rata share of 100% of McLeodUSA’s equity;

•	use of $27.3 million of proceeds from the sale of McLeodUSA’s headquarters facility to pay down the remaining debt outstanding to $72.7 million;

•	obtaining of a new credit facility consisting of $10.0 million of funded debt and a $40.0 million revolving credit facility, under which no amounts were outstanding as of December 31, 2006; and

•	retention of Royce J. Holland as McLeodUSA’s new Chief Executive Officer and appointment of a new board of directors.

As of September 30, 2007, McLeodUSA had cash and cash equivalents of $26.7 million compared with $20.0 million and $64.8 million at December 31, 2005 and 2006, respectively. As of September 30, 2007, McLeodUSA had $4.6 million of current restricted cash. Restricted cash of $3.7 million was classified as non-current as of September 30, 2007.

The changes in cash for the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007, were as follows:

	Year Ended		Nine Months Ended September 30,
	2005	2006	2006	2007
	(in millions)
Provided by operating activities	$14.4	$45.7	$26.0	$18.3
(Used in) provided by investing activities	(44.4)	(14.5)	2.3	(40.2)
Provided by (used in) financing activities	—	13.6	14.7	(16.2)

Net (decrease) increase in cash and cash equivalents	$(30.0)	$44.8	$43.0	$(38.1)

Operating activities in nine months ended September 30, 2006 compared to nine months ended September 30, 2007. Cash provided by operating activities was $18.3 million for the nine months ended September 30, 2007, compared to cash provided of $26.0 million during the nine months ended September 30, 2006. The decrease was primarily attributable to unfavorable working capital fluctuations during 2007, primarily resulting from an unfavorable variance in trade receivables.

Operating activities in year ended December 31, 2005 compared to year ended December 31, 2006. Cash provided by operating activities was $45.7 million during 2006, compared to cash provided by operating activities during 2005 of $14.4 million. The increase in the cash provided by operating activities was primarily due to the substantial amount of restructuring costs incurred during 2005. Cash expended for restructuring activities decreased from $49.4 million during 2005 to $10.2 million for 2006. Cash paid for restructuring activities was principally for professional fees incurred related to the bankruptcy proceedings, severance, and lease rejection claims pursuant to McLeodUSA’s plan of reorganization. The increase in cash provided by operating activities was partially offset by the timing of payments for accounts payable and accrued liabilities.

Investing activities in nine months ended September 30, 2006 compared to nine months ended September 30, 2007. McLeodUSA’s principal investing activities consist of purchases of property and equipment, as well as cash paid for customer installation costs. McLeodUSA’s capital expenditures for the first nine months of 2007 of $24.2 million were higher than capital expenditures of $22.1 million in the first nine months of 2006, primarily due to increased spending on customer premise equipment and network augments. McLeodUSA’s deferred installation costs for the nine months ended September 30, 2007, consisting principally of non-recurring charges to the RBOCs for provisioning unbundled loops or T1s, and labor and materials for installations and provisioning of equipment and service, totaled $11.4 million, a decrease of $1.3 million from the nine months ended September 30, 2006. Proceeds from the sale of assets during 2007 included $16.0 million from the sale of McLeodUSA’s ATS operations. On May 16, 2007, McLeodUSA also completed the acquisition of the Chicago-area customer base and related assets of Mpower Communications Corp. for $17.3 million in cash.

Investing activities in year ended December 31, 2005 compared to year ended December 31, 2006. McLeodUSA’s 2006 capital expenditures of $31.9 million were in line with 2005 expenditures of $35.9 million, and consisted primarily of purchases of equipment in connection with the growth and maintenance of its network, facilities expenditures in connection with the enhancement of its physical locations and costs associated with licenses and implementation of operational support systems and financial and administrative systems. McLeodUSA’s deferred line installation costs for 2006 totaled $17.0 million, a decrease of $9.3 million from 2005. This reduction was primarily related to a substantial volume of non-recurring charges paid to RBOCs during 2005 in connection with the ramp-up of a large local wholesale contract with another carrier to provide local service to its residential customers, as well as continued reductions in the amount of internal labor and materials required to add new customers.

During 2005, McLeodUSA received $61.2 million in proceeds from the sale of assets, as compared to $2.7 million received during 2006. Proceeds from the sale of assets during 2005 primarily included the sale of McLeodUSA’s headquarters in Cedar Rapids, Iowa, three aircraft, certain real estate and excess inventory. Proceeds during 2006 were primarily from the sale of excess inventory.

As of December 31, 2005, McLeodUSA had $43.4 million of restricted cash that was used during 2006 primarily to repay $27.3 million outstanding under McLeodUSA’s term loans, pay $5.6 million of lease rejection claims, prepay $4.5 million of outstanding invoices due to SBC in accordance with a settlement agreement and pay deferred financing fees of $1.4 million. The remaining $4.6 million balance was returned to McLeodUSA for general corporate purposes. At December 31, 2006, McLeodUSA had $11.7 million classified as restricted cash, consisting of $9.3 million cash collateral, supporting outstanding letters of credit, and $2.4 million held in escrow related to McLeodUSA’s dispute of certain charges billed to it by AT&T. In accordance with various interconnection agreements between AT&T and McLeodUSA, McLeodUSA is required to deposit amounts in dispute into an interest bearing escrow account with a third-party escrow agent. Of this restricted cash, $1.1 million is classified as noncurrent.

Financing activities in nine months ended September 30, 2006 compared to nine months ended September 30, 2007. On May 8, 2007, McLeodUSA redeemed $16 million in principal amount of its 10 1/2% notes out of the proceeds from the ATS sale. During 2007, McLeodUSA also used $0.2 million to repay other debt obligations such as capital leases. As noted above, McLeodUSA used $27.3 million of restricted cash to pay down debt upon its emergence from bankruptcy and pay $1.4 million of financing fees related to a new facility. The new credit facility also funded $10.0 million immediately upon McLeodUSA’s emergence from bankruptcy on January 6, 2006. During 2006, McLeodUSA issued the 10 ½ Notes in the amount of $120.0 million and used $82.7 million of the proceeds to pay off the remaining amounts outstanding under its credit facility and pay $3.9 million in financing fees.

Financing activities in year ended December 31, 2005 compared to year ended December 31, 2006. On September 28, 2006, McLeodUSA refinanced its outstanding debt obligations with the issuance of $120.0 million aggregate principal amount of its 10 1/2% notes. The proceeds from long-term debt of $130.0 million in the cash flow statement include $10.0 million of borrowings under McLeodUSA’s credit facility that were immediately funded upon its emergence from bankruptcy on January 6, 2006, as well as the $120.0 million of proceeds received upon the issuance of the 10 1/2% notes. McLeodUSA used the proceeds from issuance of the 10 1/2% notes to repay $82.7 million outstanding under its term loans. As a result of McLeodUSA’s refinancing of its term loans, McLeodUSA’s outstanding letters of credit are required to be cash collateralized at 105% of face value. A portion of the proceeds from the issuance of the 10 1/2% notes was used to cash collateralize McLeodUSA’s outstanding letters of credit. The remaining proceeds from the issuance of the 10 1/2% notes have been and will continue to be used for general corporate purposes.

The 10 1/2% notes mature on October 1, 2011. No principal payments are due until maturity. Interest on the 10 1/2% notes is payable semi-annually in arrears. The 10 1/2% notes initially bore interest at 10.5% per annum. In connection with the issuance of the 10 1/2% notes, McLeodUSA entered into a registration rights agreement in which McLeodUSA agreed, among other things, to file a registration statement with the SEC within 180 days of the issuance of the 10 1/2% notes and use its best efforts to cause the registration statement to be declared effective within 270 days after the issuance of the 10 1/2% notes. If there is a registration default, the annual interest rate on the 10 1/2% notes increases by 0.25%. The annual interest rate increases by 0.25% for any subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. Effective September 23, 2007, the annual interest rate on McLeodUSA’s 10 1/2% notes increased to 11.00% because the registration statement on Form S-4 filed on March 26, 2007 had not been declared effective by the SEC. The annual interest rate will increase further to 11.25% if the registration statement is not declared effective by December 23, 2007. Once the SEC has declared the registration statement effective, and McLeodUSA has completed the exchange of its outstanding 10 1/2% notes for new 10 1/ 2% notes that are freely transferable, the interest rate on the 10 1/2% notes will revert to 10.5% per annum.

The 10 1/2% notes are collateralized by substantially all of McLeodUSA’s tangible and intangible assets.

On May 8, 2007, McLeodUSA redeemed $16 million in principal amount of the 10 1/2% notes out of the proceeds from the ATS sale. In addition, under the terms of the indenture governing its 10 1/2% notes, McLeodUSA may use the net proceeds from certain equity offerings to redeem additional principal amounts of its outstanding 10 1/2% notes, up to a maximum of 35% of the aggregate principal amount originally issued, at a redemption price of 110.5%, plus accrued and unpaid cash interest.

The 10 1/2% notes do not contain financial maintenance covenants but do include limitations and restrictions as to, among other things, additional indebtedness, payment of cash dividends, the redemption or repurchase of equity securities, McLeodUSA’s ability to incur liens and security interests and McLeodUSA’s ability to enter into any business other than certain permitted businesses. Upon the occurrence of a change of control as defined in the indenture related to the 10 1/2% notes, the holders of the 10 1/2% notes will have the right to require McLeodUSA to redeem the 10 1/2% notes at 101% of the principal amount outstanding plus accrued and unpaid interest.

In addition, the 10 1/2 % notes include limitations and restrictions on McLeodUSA’s ability to make investments or stock acquisitions if at the time of such investment:

•	a default under the 10 1/2% notes has occurred and is continuing;

•	McLeodUSA is not able to incur additional indebtedness in compliance with the 10 1/2% notes; or

•

the aggregate amount of investments (including the proposed investment) exceeds certain thresholds determined by reference to, among other things, McLeodUSA’s consolidated adjusted cash flow, net cash proceeds received by McLeodUSA from the issuance of certain capital stock or certain equity contributions, and net cash proceeds received by McLeodUSA from the issuance of certain indebtedness.

The 10 1/ 2% notes do not, however, prohibit:

•

investments in any person that is or will become a guarantor of the 10 1/2% notes or that will merge or consolidate with or into McLeodUSA, or that transfers or conveys all or substantially all of its assets to McLeodUSA; or

•

an investment either (1) solely in exchange for shares of McLeodUSA’s specified capital stock or (2) with the proceeds of sales for cash of McLeodUSA’s specified capital stock within 60 days after such sale.

These restrictions could affect McLeodUSA’s ability to expand its business by limiting the ways in which McLeodUSA can structure acquisitions of companies or assets that would otherwise enable it to gain market share and enter new markets.

The 10 1/2% notes also limit McLeodUSA’s ability to sell or transfer any property or assets other than in the ordinary course of business (except for asset sales for which McLeodUSA receives aggregate consideration of less than $1.0 million), unless:

•	McLeodUSA receives consideration at least equal to the fair market value of the assets sold;

•	at least 75% of the consideration is in the form of cash or cash equivalents; and

•

McLeodUSA applies the net cash proceeds within 360 days to make (1) investments in certain replacement assets or other assets used or useful in a permitted business, (2) repayments of certain indebtedness or (3) an acquisition of a majority of the capital stock of a person engaged in a permitted business that becomes a restricted subsidiary under the indenture related to the 10 1/2% notes.

These limitations on asset sales could hinder McLeodUSA’s ability to execute its strategy of divesting assets that are no longer essential to its core business.

The 10 1/2% notes contain customary events of default, including, among other things, payment default, covenant default, cross-default, bankruptcy, material money judgments, failure to maintain perfected and first priority security interests and failure to maintain subsidiary guarantees. If an event of default occurs and is continuing, all obligations under the 10 1/2% notes could be accelerated by the trustee or the holders of at least 25% in aggregate principal amount of outstanding 10 1/2% notes, causing the outstanding principal amount of, and premium, if any, and accrued interest on, the 10 1/2% notes to be declared immediately due and payable. In the case of the occurrence and continuance of a bankruptcy event of default, all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding 10 1/2% notes will become immediately due and payable without any act on the part of the trustee or any holder.

Capital Requirements. McLeodUSA’s past financial difficulties and two bankruptcies have harmed its image with investors, customer and suppliers. They have also adversely affected McLeodUSA’s liquidity position, because McLeodUSA has been required to provide letters of credit as deposits to certain of its vendors. As of September 30, 2007, McLeodUSA had $7.6 million in outstanding letters of credit. Of this amount, $6.6 million in letters of credit were issued to provide additional security to McLeodUSA’s vendors, including $4.1 million issued to Qwest related to disputed items and amounts that McLeodUSA has withheld as a result, and $2.5 million required by an insurance company that has issued bonds to various third parties. Generally, these bonds are performance-type bonds required in the ordinary course of McLeodUSA’s business to allow McLeodUSA access to rights-of-way in order to construct and maintain its network facilities. In connection with McLeodUSA’s September 2006 issuance of its 10 1/2% notes, McLeodUSA repaid the credit facility under which these letters of credit were originally issued. Accordingly, the outstanding letters of credit are now required to be cash collateralized at 105% of their face value, resulting in a significant amount of restricted cash.

McLeodUSA has filed a civil complaint against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous billing disputes. Qwest has filed a counterclaim for amounts it believes that McLeodUSA owes to it. Qwest has claimed damages exceeding $14 million and McLeodUSA has claimed damages of approximately $12 million. While McLeodUSA continues to negotiate with Qwest and believes that a settlement will be reached that will not result in a significant cash outlay, if a settlement is not reached, an adverse ruling by a state agency or court could materially reduce McLeodUSA’s cash reserves.

In connection with McLeodUSA’s plan of reorganization, certain of its assets, including ATS, were identified for sale to raise cash. On March 9, 2007, McLeodUSA completed the ATS sale for a purchase price of approximately $16 million. On May 8, 2007, McLeodUSA redeemed $16 million in principal amount of the 10 1/2% notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, out of the proceeds from the ATS sale.

On May 16, 2007, McLeodUSA completed the acquisition of certain assets from Mpower Communications Corp. for approximately $17.3 million in cash. The assets consist primarily of Mpower’s Chicago-area customer base and related assets. McLeodUSA funded this acquisition with cash on hand.

McLeodUSA believes that its cash flow from operating activities during 2007 will generally be consistent with its cash flow from operating activities during 2006 and sufficient, when combined with cash on hand, to enable McLeodUSA to meet its debt service obligations, meet its liquidity needs, provide for its planned capital expenditures and expand its field sales force and business for at least the next 12 months without additional financing. McLeodUSA expects to spend approximately $50 million for capital expenditures and deferred line installation costs during 2007. Approximately 50% of this amount is attributable to new sales and installations for new customers. These expenditures include customer premise equipment, other network equipment, labor and materials for installation and provisioning of equipment and service and up-front non-recurring charges paid to the RBOCs for provisioning. McLeodUSA expects these expenditures to increase if it exceeds its sales plan, and to decrease if McLeodUSA does not achieve its sales plan. The remainder of McLeodUSA’s estimated aggregate capital expenditure requirements includes the projected costs of:

•	deploying network assets currently not in service;

•	constructing, purchasing, developing or improving communications assets in target markets; and

•	improving the business infrastructure and systems, including software, to support new product development.

McLeodUSA believes that cash on hand and cash generated from operating activities will allow it to expand its business, meet long-term capital requirements and ultimately achieve operating profitability without additional financing. Failure to generate or raise sufficient funds may require McLeodUSA to delay or abandon some of its plans or expenditures, which could harm our business and competitive position.

Off-Balance-Sheet Arrangements

McLeodUSA has indemnification obligations to its current and former directors and officers. The terms of the indemnification obligations provide for no limitation to the maximum potential future payments under such indemnification. McLeodUSA maintains insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against its directors and officers.

Contractual Obligations

The following table sets forth McLeodUSA’s contractual obligations to make further payments at December 31, 2006:

	Payment Due by Period
Contractual Obligations	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
	(in millions)
10 1/2% notes (1)	$12.6	$25.2	$145.2	$—	$183.0
Operating leases	28.9	33.8	9.0	4.3	76.0
Purchase obligations (based on contract expiration)	2.6	0.4	—	—	3.0
Other long-term liabilities	—	—	—	14.2	14.2

Total obligations	$44.1	$59.4	$154.2	$18.5	$276.2

(1)	Includes interest due on McLeodUSA’s 10 1/2% notes.

The following shows McLeodUSA’s other contingent obligations at December 31, 2006 based on the expiration date of the commitment:

	Payment Due by Period
Contractual Obligations	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
	(in millions)
Standby letters of credit	$7.4	$0.4	$—	$0.5	$8.3

Critical Accounting Policies and Estimates

McLeodUSA believes the following critical accounting policies reflect management’s more significant judgments and estimates used in the preparation of its consolidated financial statements.

McLeodUSA has substantial investments in long-lived assets. In accordance with SFAS 144, whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable, McLeodUSA assesses long-lived assets to be held and used for impairment. McLeodUSA recognizes an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. Changes in McLeodUSA’s estimates of undiscounted future cash could have an impact on its assessment as to whether an asset is impaired under

SFAS 144. In addition, impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. For those assets that are considered impaired, the charge taken to write down the asset is determined by McLeodUSA’s estimate of the assets’ fair value.

McLeodUSA has a substantial investment in property and equipment and deferred line installation costs. McLeodUSA’s property and equipment consists of buildings, communications networks, furniture, fixtures and equipment, and networks in progress. Networks in progress includes construction costs, internal labor, overhead, and interest capitalized during the construction and installation of fiber optic networks as well as new and reusable parts to maintain those fiber optic networks. These costs are considered in progress until the networks become operational at which time the costs are reclassified as communications network assets. McLeodUSA’s communications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in changes in the estimated useful lives of these assets. Deferred line installation costs represent success-based costs that are driven by new sales and include equipment, internal labor for installation and provisioning of equipment and service and non-recurring costs paid to the RBOCs for provisioning unbundled loops or T1s.

Deferred line installation costs, totaling $28.8 million, $26.3 million and $17.0 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $12.7 million and $11.4 million for the nine months ended September 30, 2006 and 2007, respectively, are categorized as investing activities in McLeodUSA’s statements of cash flows. McLeodUSA believes that some other companies in its industry may classify these expenditures as an operating activity; however, McLeodUSA believes these costs represent an investment in a productive asset and that its classification of these expenditures as an investing activity more accurately reflects the nature of these costs. Classification as an operating activity would have resulted in net cash (used in) provided by operating activities of ($12.1) million, ($11.9) million and $28.7 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $13.3 million and $6.9 million for the nine months ended September 30, 2006 and 2007, respectively. Installation costs that do not qualify for deferral because they are not associated with a contract or installation fee revenue are expensed as incurred and included in the operating activities section of McLeodUSA’s statement of cash flows.

In connection with its substantial investment in property and equipment, McLeodUSA is required to record a liability for asset retirement obligations in accordance with SFAS 143, Accounting for Asset Retirement Obligations, or “SFAS 143.” SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. SFAS 143 requires significant estimates regarding the timing and amounts to be paid for asset retirement obligations. For each asset class, McLeodUSA has estimated a range of possible retirement dates and has assigned probabilities to each of these dates based on the expected life of each class. McLeodUSA has estimated the possible range of retirement dates to be between 15 and 25 years. McLeodUSA has additionally assigned probabilities to the likelihood of removal of buried fiber optic network assets.

McLeodUSA derives its revenue primarily from commercial-grade telecommunications services, including dedicated transport, local, switched, long distance, data and high-speed Internet access services. McLeodUSA’s customers are principally small and medium-sized enterprises, wholesale and residential customers in McLeodUSA’s 20-state network service area, or “footprint.” Revenue for dedicated transport, data, Internet, and the majority of switched services exclusive of switched access is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenue for the majority of switched access and long distance is generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period the services are provided. Revenue derived from customer installation fees are deferred and recognized over the expected customer service period.

The revenue from indefeasible rights to use fiber optic telecommunications network facilities is recognized over the term of the related lease unless it qualifies as a sales type lease, on which revenue is recognized at the time the sale criteria in SFAS 66, Accounting for Sales of Real Estate, are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

In evaluating the collectibility of its trade receivables, McLeodUSA assesses a number of factors, including a specific customer’s ability to meet its financial obligations to McLeodUSA, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Based on these assessments, McLeodUSA has recorded both specific and general reserves for bad debt to reduce the related receivables to the amount McLeodUSA ultimately expects to collect from customers. If circumstances related to specific customers change or economic conditions worsen such that its past collection experience is no longer relevant, McLeodUSA’s estimate of the recoverability of its trade receivables could be further reduced from the levels provided for in its consolidated financial statements.

McLeodUSA grants options to purchase its common stock to employees and directors under its 2006 plan. McLeodUSA has also granted restricted stock to its chief executive officer. The benefits provided under this plan are share-based payments subject to the provisions of SFAS No. 123(R), Accounting for Stock Issued to Employees, or “SFAS 123(R).” Effective January 1, 2006, McLeodUSA used the fair value method to apply the provision of SFAS 123(R) with a modified prospective application, which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective approach, the valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or canceled. Under the modified prospective application, prior periods are not revised for comparative purposes.

Upon adoption of SFAS 123(R), McLeodUSA began recording, as expense, the fair value of share-based payment awards on the date of grant. The determination of the fair value of share-based payment awards on the date of grant is affected by McLeodUSA’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, McLeodUSA’s expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

McLeodUSA has generally granted stock options at exercise prices at least equal to the fair value of its common stock on the date of grant. McLeodUSA’s compensation committee has responsibility for setting the exercise price for its stock option grants. Given the lack of a public market for McLeodUSA’s common stock, McLeodUSA’s compensation committee granted stock options with exercise prices equal to its determination of the fair value of McLeodUSA’s common stock on the date of grant. Determining the fair value of McLeodUSA’s common stock requires making complex and subjective judgments. At the date of each grant, McLeodUSA’s compensation committee reviewed and considered the following primary factors:

•	significant business milestones that may have affected the value of McLeodUSA’s business;

•	the continued risks associated with McLeodUSA’s business;

•	McLeodUSA’s level of outstanding indebtedness and working capital;

•	current liquidity and capital needs;

•	economic and market factors; and

•	contemporaneous valuation analyses utilizing the guidance set forth in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

A weighted average of three generally accepted valuation procedures, including the income approach, the market approach publicly-traded guideline company method and the market approach transaction method, was used to determine the fair value of McLeodUSA’s common stock. The income approach is a method used to value business interests that involves estimating the future cash flows of the business, discounted to their present value. The publicly-traded guideline company method estimates fair value using earnings or book value multiples derived from the stock price of publicly-traded companies engaged in a similar line of business. The market approach transaction method estimates fair value using transactions involving the actual sale or purchase of similar companies. Thirty-two transactions involving telecommunications companies were analyzed.

The results of the various valuation methods and other factors were then correlated to calculate the enterprise value attributable to common stockholders and the fair value of each share. McLeodUSA believes that several factors account for the fair value of its common stock used in connection with the issuance of the options and grants of restricted stock during the past 12 months, including the following:

•

the increase in the fair value of McLeodUSA’s common stock as a result of market considerations, as represented in the increased market values of public companies engaged in the competitive telecommunications sector;

•

the changes that would result in McLeodUSA’s capital structure if it completed an initial public offering, including the anticipated reduction in outstanding debt resulting from the redemption of $26 million in principal amount of its 10 1/2% notes, in addition to $16 million in principal amount that was redeemed on May 8, 2007 with the proceeds from the ATS sale;

•

the expected increase in the value of McLeodUSA’s common stock as a result of McLeodUSA’s listing on a public securities exchange, thereby eliminating the discount for lack of marketability due to the illiquid nature of private company equity securities; and

•	the expected integration of the operations of Mpower’s Chicago-area customer base and related assets into McLeodUSA’s business and the synergies associated therewith.

If factors change and McLeodUSA employs different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that McLeodUSA records under SFAS 123(R) may differ significantly from what it has recorded in the current period. In addition, there is a risk that McLeodUSA’s estimates of the fair values of its share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in McLeodUSA’s financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in McLeodUSA’s financial statements.

McLeodUSA recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The telecommunications industry is subject to significant government regulation that materially affects McLeodUSA’s ability to offer services. Some of the laws underpinning these regulations and the regulations themselves are subject to ongoing efforts to have such regulations rewritten or modified. There also continue to be legal challenges to the existing laws and regulations because the laws are complex and, therefore, subject to varying interpretations and inconsistent applications between jurisdictions. Accordingly, regulatory uncertainty commonly gives rise to disputes with other carriers and municipalities regarding the payments owed or due for the leasing of network elements or finished services, classification of traffic, rights-of-way, rates and minutes of use.

McLeodUSA estimates and reserves for the risk associated with regulatory and other carrier contingencies. These estimates are based on assumptions and other considerations, including historical experience, expectations regarding changes in public policies, expectations regarding regulatory rulings, studies of traffic patterns and ongoing negotiations with other carriers. McLeodUSA evaluates these reserves on an ongoing basis and makes adjustments as necessary.

Effects of New Accounting Standards

The FASB has issued FIN 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in McLeodUSA’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance for recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in the financial statement. FIN 48 also provides accounting guidance for related income tax effects of tax positions that do not meet the recognition threshold specified in this interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. McLeodUSA’s adoption of FIN 48 in the first quarter of 2007 did not have a material impact on McLeodUSA’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or “SFAS 157,” which is intended to provide guidance for using fair value to measure assets and liabilities. In general, this pronouncement is intended to establish a framework for determining fair value and to expand the disclosures regarding the determination of fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. McLeodUSA is currently evaluating the potential impact of adopting SFAS 157.

During 2006, the FASB Emerging Issues Task Force issued EITF No. 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). This consensus concludes that the presentation on either a gross or net basis of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer is an accounting policy decision that should be disclosed. For any such taxes that are reported on a gross basis, a company should disclose the amount of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The consensus should be applied to financial reports for interim and annual periods beginning after December 15, 2006. McLeodUSA’s adoption of EITF No. 06-3 in the first quarter of 2007 did not have a material effect on McLeodUSA’s consolidated financial statements.

In December 2006, the FASB issued FASB Staff Position on EITF No. 00-19, Accounting for Registration Payment Arrangements. This FASB Staff Position, or “FSP,” addresses an issuer’s accounting for registration payment arrangements, specifying that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective for new and modified registration payment arrangements. Registration payment arrangements that were entered into before the FSP was issued would become subject to its guidance for fiscal years beginning after December 15, 2006 by recognizing a cumulative-effect adjustment in retained earnings as of the year of adoption. McLeodUSA’s adoption of this FSP did not have a material effect on McLeodUSA’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, or “SFAS 159,” which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. McLeodUSA will be required to adopt SFAS 159 on January 1, 2008. McLeodUSA has not completed its evaluation of the effect of SFAS 159.

Quantitative and Qualitative Disclosures about Market Risk

McLeodUSA does not have indebtedness subject to variable interest rates.

McLeodUSA’s Business

Company Overview

McLeodUSA provides managed IP-based communications services to small and medium-sized enterprises, and traditional circuit-switched telephony services to commercial and residential customers. As part of McLeodUSA’s competitive communications solutions, it provides a wide variety of broadband IP-based voice and data solutions, including local and long distance voice, dedicated broadband Internet access, e-mail, virtual private networking, managed network security, conference calling, high capacity private line services and other integrated voice and data services. McLeodUSA delivers integrated IP-based communications solutions to customers over a single high-speed broadband connection on its private managed secure network. McLeodUSA also provides wholesale communications services to other communications services providers through its extensive network facilities, in which McLeodUSA has invested over $2.5 billion since its inception.

Target Market. Since January 2006, McLeodUSA has primarily targeted small and medium-sized enterprise and multi-location customers within its geographic footprint with an average monthly telecommunications expenditure of $500 to $5,000 per location. To address McLeodUSA’s target customers, it has shifted most of its sales resources from telemarketing to field and agent sales and has focused on geographic areas with potential enterprise customers who will use its services in multiple locations within its extensive network footprint. As part of McLeodUSA’s strategy, it manages all aspects of its service offerings for its customers, including installation, provisioning, monitoring, proactive fault management and billing.

McLeodUSA has also made significant technological improvements to its network, which allows it to deliver a wide range of cost-effective, enhanced communications solutions, including bundled integrated voice and data services, as well as more sophisticated managed services, which can be layered onto these integrated bundled offerings.

McLeodUSA seeks to increase the number of services customers purchase from it, which McLeodUSA believes improves its customer retention as customers increasingly rely on McLeodUSA for a greater portion of their communications needs. In addition, these customers typically enter into multi-year contracts, which McLeodUSA believes allows it to increase customer retention and provides it with revenue growth opportunities. For example, nearly all of McLeodUSA’s Dynamic Integrated Access services are provided under contracts with two- or three-year terms. For McLeodUSA’s traditional telephony customers, it continues to offer services and pricing that are competitive with those offered by RBOCs.

IP and Fiber Optic Network. McLeodUSA delivers its services primarily over its private managed secure network using T1 and higher connectivity. In addition, McLeodUSA has one of the largest facilities-based networks maintained by a competitive carrier in the United States, which allows it to offer integrated communications services across 20 states in the Midwest, Rocky Mountain, Southwest and Northwest regions, representing 40% of the U.S. population. McLeodUSA serves 67 MSAs with its network facilities, including 19 of the top 50 MSAs. McLeodUSA’s network includes approximately 650 colocations, enabling it to access unbundled loops and T1s from the RBOCs to connect to customer locations in local serving areas. In addition, McLeodUSA can serve approximately 350 additional outlying areas of its markets where it does not have colocations by using enhanced extended loops or special access T1 lines to connect more remote customer locations to its network. This allows McLeodUSA to extend its network to offer metro-wide solutions to multi-location customers. McLeodUSA operates and maintains an intercity multiprotocol label switching Internet backbone with a nationally distributed IP voice switching architecture to provide a broad set of managed voice and data services cost-effectively.

McLeodUSA also operates a circuit-switched based telephony network to provide voice services to its commercial, wholesale and residential customers. As of September 30, 2007, McLeodUSA’s broadband network and facilities spanned approximately 13,000 intercity and 4,000 metropolitan local route miles and encompassed approximately 1,000,000 intercity backbone fiber miles and 500,000 fiber miles of metropolitan local fiber optic cable. McLeodUSA believes owning its own facilities-based network allows it to ensure its network’s service quality and reliability, have greater control over customer care and reduce its exposure to regulatory uncertainty associated with leasing network connectivity and facilities from the RBOCs.

As of September 30, 2007, McLeodUSA had approximately 1,595 employees serving approximately 74,400 residential traditional telephone service lines, 229,000 business traditional telephone service lines and 18,200 T1 units in service.

McLeodUSA’s Markets

McLeodUSA offers telecommunications services to target customers in its 20-state network footprint:

Arizona	Indiana	Minnesota	North Dakota	Texas
Colorado	Iowa	Missouri	Ohio	Utah
Idaho	Kansas	Nebraska	Oregon	Washington
Illinois	Michigan	New Mexico	South Dakota	Wisconsin

Through its network, McLeodUSA offers services to 19 of the top 50 MSAs:

Austin	Grand Rapids	Portland-Salem
Chicago	Houston	Salt Lake City
Cleveland	Indianapolis	San Antonio
Columbus	Kansas City	Seattle-Tacoma
Dallas-Fort Worth	Milwaukee-Racine	St. Louis
Detroit-Ann Arbor	Minneapolis-St. Paul
Denver-Boulder	Phoenix

McLeodUSA also provides services to customers in Arkansas, Louisiana, Montana, Oklahoma and Wyoming by reselling the services of other carriers.

Service and Product Overview

As part of its change in business strategy, McLeodUSA has shifted its product and sales focus from traditional circuit-switched telephony services to T1 and IP-based bundled solutions for its business customers.

The majority of McLeodUSA’s enterprise and business offerings are based on its Internet backbone, which allows it to offer true private networking to its customers. McLeodUSA plans to provide its customers with secure site-to-site connectivity within their virtual private networks, so that their data are segregated and secure, via IP routing policies, from other Internet data that are traveling across McLeodUSA’s network.

IP-Enabled Business Services. McLeodUSA offers industry-standard IP-based managed voice and data networking services to its target business customer market using its facilities-based backbone network, such as:

•

Dynamic Integrated Access services that use both IP and time-division multiplexing technology, linking voice and data lines on the same high-speed connection, and a user-friendly web portal for self-management and administration. Launched in 2005, this is the base platform from which all McLeodUSA’s business bundles will be based and requires the purchase of, at minimum, a T1 connection by the customer. While a customer may choose the allocation of its connection to voice and data, McLeodUSA’s advanced voice compression technology allows more effective utilization of the existing bandwidth.

•	Secure Internet with Managed Firewall that allows customers to access securely any portion of their network regardless of that network’s geographic location. Customers can manage their networks using

McLeodUSA’s variety of distributed services for each of their network locations. In addition, end-users may use McLeodUSA’s remote access VPN software to access any portion of the enterprise network externally.

In addition, in the first nine months of 2007, McLeodUSA began to offer additional services such as:

•

Class of Service, which will provide its customers with the ability to prioritize their IP applications. McLeodUSA’s class of service management tools will allow the customer to classify their IP traffic into tiers for voice, video conferencing, enterprise data and Internet. VoIP traffic will be protected to allow a high quality of voice transmission. McLeodUSA’s class of service will be monitored and guaranteed by service level agreements.

•

Network Storage, which will provide McLeodUSA’s VPN customers with the ability to store and share files on McLeodUSA’s network based storage devices. Customers will be able to access these files either remotely or via their VPN connection and set unique privileges on all shared files.

•

PC Back-up, which will provide McLeodUSA’s VPN customers an application-based ability to back up workstations to its network-based storage devices, as well as to restore backed up files either as an entire backup or individually selected files.

Retail/Business Voice Services. McLeodUSA offers a customary portfolio of voice services, including local and long distance service packages, standard and enhanced 800 toll-free services, and other voice options such as voice mail, calling card, wire care, call restrictions, directory listing options, hunting, conference calling and call forwarding. In addition, in the first nine months of 2007, McLeodUSA began to offer the following value-added voice features that can be included in its bundled offerings and which can be controlled by a tool bar application on the end-users’ PC:

•

Remote Office feature, which will allow end-users to place telephone calls from any location, but appear as though they are calling from their office. Caller ID will display the end-user’s office number, and the call will be billed to the office telephone line.

•

Simultaneous Ring, which will allow more flexibility than call forwarding by enabling users to designate other telephone numbers, such home or mobile telephone numbers, that will ring simultaneously with the office number that is receiving an inbound call.

Retail/Residential Services. While McLeodUSA has deemphasized the acquisition of residential customers, it offers end-user residential customers local and long distance voice, Internet and optional services such as calling card and residential 800 toll-free services in selected markets within its footprint where it believes such services will be profitable.

Wholesale/Carrier Services. In addition to retail services, McLeodUSA provides a wide range of wholesale voice and data services to local and long distance carriers, government agencies, wireless service providers, cable television companies and other carrier-class customers. These services generally include:

•

long haul and metro area special access services between network facility centers, known as points-of-presence, or “POPs,” that provide telecommunications lines that link the POPs of one carrier to POPs of other carriers in a market, allowing these POPs to exchange telecommunications traffic for transport to final destinations;

•	end-user metro area special access services that provide telecommunications lines that connect an end-user, such as a large business, to the local POP of its selected carrier;

•	end-user multiprotocol label switching aggregation services that provide secure IP communications connections between carrier end-users and a single or multiple POPs of the carrier;

•

wholesale local voice services utilizing McLeodUSA’s network facilities in combination with unbundled network element loops to provide turnkey local voice services to a non-facilities-based competitive carrier’s local customers;

•

wholesale local voice enabling services such as digital loop carrier services and local switching services that provide network services to facilities-based competitive carriers in the deployment of local voice services;

•	wholesale long distance voice services that provide domestic long distance voice termination for carrier traffic;

•	toll-free origination services that route toll-free calls between McLeodUSA’s carrier customers and the toll-free carrier;

•	Internet transit services that provide global routing of Internet traffic for carrier-class customers;

•

dedicated local services, including primary rate interface services, that provide high capacity local service for carrier access services such as dial up Internet access and VoIP services and for turnkey dedicated local services for carriers’ end-users;

•	the sale, lease and maintenance of network facilities, including fiber and colocation; and

•	other carrier access services.

Sales and Marketing

Since January 2006, McLeodUSA has implemented a strategy to target small and medium-sized enterprise and multi-location customers within its geographic footprint with an average monthly telecommunications expenditure of $500 to $5,000 per location. As a result of its shift in strategy, McLeodUSA has transitioned most of its sales resources from telemarketing to field and agent sales in geographic areas with large and attractive markets. To manage and support its target markets, McLeodUSA has organized its 24 field sales offices into three regions. Before 2007, McLeodUSA’s sales force consisted of an origination group responsible for generating new customers and markets, and a group focused on selling new products and services to its existing customer base. Beginning in 2007, McLeodUSA has restructured its sales force into three levels organized by target customer size. Each level is responsible for developing new customers and markets, and two levels are also responsible for selling services on an ongoing basis to its existing customer base.

McLeodUSA believes its high-value products and services require experienced sales representatives who are experts in its wide variety of voice and data solutions and have the ability to understand its target customers’ telecommunications needs. McLeodUSA has expanded its field sales force primarily with experienced sales personnel and believe its enhanced sales approach will allow McLeodUSA to increase market share in its target markets. McLeodUSA has added sales staff with at least five years of telecommunications experience and with established account relationships and strong technical knowledge. In addition, McLeodUSA has added field sales staff with a minimum of three years of telecommunications sales experience to develop opportunities across its markets. As of September 30, 2007, 14% of the members of McLeodUSA’s field sales force had been employed by McLeodUSA for between seven and 12 months, and 36% for longer than 12 months. In order to penetrate further into its larger markets, McLeodUSA has entered into sales agency and sales referral arrangements with certain network solutions providers, equipment vendors and systems integrators to develop additional sales opportunities. McLeodUSA’s in-house sales personnel continue to sell services to smaller business customers, including those located in areas that are geographically remote.

For McLeodUSA’s enterprise customers, McLeodUSA uses a dedicated account representative who is responsible for the initial sale to new customers. McLeodUSA’s sales representatives are assisted by McLeodUSA’s solutions engineering group to develop pre-sales technical consulting and complex solutions design. These solutions engineers are an integral component of McLeodUSA’s solutions-based approach by providing sophisticated customer support from the onset of the sales process. The solutions engineers ensure that orders are engineered and configured to the customer needs. Once a customer receives its tailored products and services, the customer is then assigned an account team with responsibility to provision, service and maintain the customer throughout its evolving lifecycle.

To support McLeodUSA’s sales effort, McLeodUSA focuses its marketing to target specific prospects and customers located in its fiber- and colocation-dense markets. McLeodUSA uses a tailored advertising and direct marketing effort to address the specific needs of each of its target markets. In its larger markets, McLeodUSA utilizes an in-house marketing representative to promote McLeodUSA through the implementation of targeted networking opportunities, local relationship building and public relations support. McLeodUSA also uses detailed prospecting tools to identify potential high value customers and to increase its sales force productivity.

Using a phased approach, McLeodUSA has also restructured its sales force compensation strategy to reward salespeople at the time of service installation and to provide incentives to its sales force to provide ongoing and additional services to customers over time.

McLeodUSA has designed its StarQuality employee training program to emphasize a customer-focused service approach using quality control training and computer based assessments. As part of the program, McLeodUSA also requires all of its customer service professionals to be recertified annually to ensure that it delivers top quality customer service and support. McLeodUSA’s systems and operating processes are designed to provide timely and high-quality provisioning of services, provide reliable services, promptly resolve service issues, produce accurate bills and efficiently resolve billing issues.

McLeodUSA also has developed and installed customer-focused software for providing integrated communications services. This software allows McLeodUSA to provide its customers one fully-integrated monthly billing statement for local, long distance, 800 toll-free numbers, international, voice mail, paging, Internet access and additional services when available.

Customers

McLeodUSA’s focus is on acquiring and retaining business customers, as most of these customers enter into multi-year contracts and provide McLeodUSA with a steady source of recurring revenue. As of September 30, 2007, McLeodUSA had approximately 18,200 retail T1 units in service, with an average circuit churn rate of 0.78%.

For its traditional voice service offering, as of September 30, 2007, McLeodUSA had approximately 229,000 retail business traditional telephone service lines in service with an average line churn rate of 2.68%. McLeodUSA expects revenues from its traditional business voice customers to decline as a percentage of its total revenues in the future.

As of September 30, 2007, McLeodUSA had approximately 74,400 retail residential traditional telephone service lines in service, with an average line churn rate of 3.44%. McLeodUSA expects revenues from its traditional residential voice customers to become an increasingly small percentage of its total revenues in the future.

McLeodUSA also provides a wide range of access, private line, network facilities and data services, as well as leased facilities to local and long distance carriers, government agencies, wireless services providers, cable television companies and other carrier-class customers.

Network Facilities

McLeodUSA has one of the largest facilities-based networks maintained by a competitive carrier in the United States, which allows it to offer integrated communications services across 20 states in the Midwest, Rocky Mountain, Southwest and Northwest regions, representing 40% of the U.S. population. McLeodUSA serves 67 MSAs with its network facilities, including 19 of the top 50 MSAs. McLeodUSA operates and maintains an intercity multiprotocol label switching Internet backbone with a nationally distributed IP voice switching architecture to provide a broad set of managed voice and data services cost-effectively. McLeodUSA also operates a circuit-switched based telephony network to provide voice services to its enterprise, wholesale and residential customers. As of September 30, 2007, McLeodUSA’s broadband network and facilities spanned approximately 13,000 intercity and 4,000 metropolitan local fiber route miles and encompassed approximately

1,000,000 intercity backbone fiber miles and 500,000 fiber miles of metropolitan local fiber optic cable. McLeodUSA believes owning its sizeable facilities-based network allows it to ensure its network’s service quality and reliability, maintain greater control over customer care and reduce its exposure to regulatory uncertainty associated with leasing network connectivity and facilities from the RBOCs.

McLeodUSA serves its customers by using various loop/access unbundled network elements or special access services purchased from the RBOCs and aggregating them through its access nodes. In turn, McLeodUSA’s access nodes are interconnected through 37 service node locations where its IP routing and time-division multiplexing switching systems reside. McLeodUSA’s converged IP-based backbone consists of 14 soft-switches and 26 backbone routers connected to its traditional circuit based voice network, which includes over 1,000,000 intercity backbone fiber miles, 38 voice switches and approximately 650 colocations located across its 20-state footprint. In a metropolitan area, access node to service node (switch) connectivity is based either on its own fiber facilities or on transport (either unbundled network element or special access depending on the market) purchased primarily from the RBOCs. McLeodUSA’s service nodes are located in most of the major metropolitan areas across the 20 states where it provides services to customers using its own facilities. These service nodes are in turn interconnected by its high capacity, intercity core network. The underlying transport for its core network is based either on its own fiber or on leased capacity from long distance carriers. McLeodUSA owns and operates all the equipment in its access and service nodes. This equipment provides the service logic and traffic management for most of McLeodUSA’s services. In addition, McLeodUSA’s Network Management Center provides fully redundant management 24 hours a day, seven days a week, 365 days a year, which has historically enabled McLeodUSA to achieve its goal of 99.999% uptime reliability. McLeodUSA has the ability to serve a majority of business locations in markets served by it within its 20-state facilities-based network using a combination of leased and owned facilities.

Network Technology

McLeodUSA’s advanced IP-based backbone and converged network elements, combined with its time-division multiplexing circuit-switched network, provides significant benefits compared to traditional circuit-switched networks. These significant benefits include:

•	ability to support multiple “last-mile loop” access methods;

•	a single, integrated voice and data network; and

•	network design benefits from favorable economics of VoIP, Internet and packet-based technologies.

McLeodUSA believes its network technology offers the following benefits to its customers:

•	seamless installation, integration and lower costs;

•	dynamic, efficient use of bandwidth, so that all applications use the same facility;

•	single bandwidth facility, which allows easy management as compared to use of both voice channels and bandwidth; and

•	IP protocol with robust broadband, which facilitates integration of business communication and commerce applications, while streamlining business processes over the Internet.

Operating Support Systems

McLeodUSA operates multiple software systems to provide excellent service to its customers. These systems include sales support, customer relationship management, billing, service provisioning and network management functions. McLeodUSA’s systems are highly integrated to allow significant levels of automation and flow-through of data. This leads to more accurate information for McLeodUSA’s customers and more efficient internal processes. All systems are maintained and updated on an on-going basis to meet McLeodUSA’s business needs. For some of these systems, McLeodUSA has developed its own proprietary software. Other operating support systems are licensed from third parties.

Third-Party Service Providers

McLeodUSA’s business depends on its ability to interconnect with RBOC networks and to lease from them some essential network elements. McLeodUSA obtains access to these network elements and services pursuant to interconnection agreements that it has entered into on a state-by-state basis with subsidiaries of AT&T, Qwest and Verizon. Where unbundled network elements are no longer available, McLeodUSA purchases tariffed or commercial services primarily from the RBOCs.

Regulation

McLeodUSA generally is subject to the same federal and state regulation of its provision of services and other activities as PAETEC, because both companies provide telecommunications and related services as competitive carriers. For information about such regulation, see the sections of this proxy statement/prospectus entitled “Risk Factors—Risks Relating to the Businesses of the Combined Company” and “Information About PAETEC—Business—Regulation.” Additional information about regulatory matters affecting McLeodUSA’s business is set forth below.

Federal Regulation

The FCC has jurisdiction over McLeodUSA’s telecommunications facilities and services to the extent they are used to provide, originate or terminate interstate or international telecommunications. The FCC also has jurisdiction over services classified as information services such as Internet access services.

UNEs. In September 2005, the FCC granted forbearance relief to Qwest that has resulted in McLeodUSA’s loss of access to UNEs at cost-based rates in nine central offices in the Omaha metropolitan statistical area, where McLeodUSA has collocated equipment and customers. Qwest has since proposed substantially increasing the prices for all network elements that McLeodUSA uses to provide services in the nine affected central offices. A federal court of appeals upheld the FCC’s forbearance decision in March 2007. On July 23, 2007, McLeodUSA asked the FCC to reconsider its September 2005 decision. In the filing, McLeodUSA asserted that the FCC’s prediction that Qwest would offer commercial replacements of network elements at just and reasonable prices has been shown to be inaccurate. McLeodUSA also stated that, if the FCC does not reconsider this decision, McLeodUSA would cease offering local telecommunications services to residential and small business customers in Omaha and decommission its Omaha switch and colocations to reduce expenses. In this event, McLeodUSA would keep its fiber network in Omaha and continue serving larger private line customers because it is less dependent on access to local loops for this service. It also would continue to offer its full range of services in Council Bluffs, Iowa, which is part of the Omaha metropolitan statistical area but is not affected by the FCC’s forbearance order. Comments have been filed on McLeodUSA’s request for reconsideration, and the matter is now pending with the FCC. Although AT&T has committed not to seek forbearance from the unbundled network element loop and transport obligations before mid-2010, Qwest has made no such commitment. On April 27, 2007, Qwest petitioned the FCC for forbearance of its obligation to offer UNEs in the Denver, Minneapolis, Seattle and Phoenix metropolitan statistical areas. If Qwest’s petitions are successful, McLeodUSA would no longer be able to obtain access to its customers in these areas at regulated prices, and Qwest might be able to increase the costs of serving McLeodUSA customers by raising the prices of its deregulated transmission services.

Effective on March 11, 2006, the FCC eliminated access to the unbundled network element platform, which was a combination of UNEs purchased from the RBOCs at state-regulated prices using the FCC’s pricing methodology. This combination of UNEs enabled McLeodUSA to offer local service in markets where it did not have its own local circuit switching facilities, and was used to serve residential and very small business customers with four or fewer local lines. To continue serving customers in those markets, McLeodUSA had to replace its lost access to the unbundled network element platform by entering into commercial agreements with Qwest and AT&T, both of which significantly increase the price McLeodUSA must pay for the services.

Also effective on March 11, 2006, the FCC modified its unbundling rules to eliminate access to high capacity digital loops in certain central offices, and high capacity transport facilities that are used to carry traffic between certain central offices. Thirteen wire centers in McLeodUSA’s 20-state local network service area are affected by the rule modification that eliminates access to high capacity digital loops. RBOCs also are permitted to designate additional central offices, subject to state agency approval, for elimination of access to unbundled network element high capacity loops and transport if the unbundling rule criteria subsequently are met. In late June 2007, Qwest submitted filings at several state agencies seeking to designate additional central offices Qwest believes satisfy the criteria for eliminating access to high capacity transport facilities, and for one wire center for eliminating access to high capacity digital loops. Where these rule modifications have gone into effect, McLeodUSA is required to purchase these facilities from the RBOCs as network elements through special access tariffs or through commercial agreements, or, if available, from third-party vendors.

FCC rules currently permit the RBOCs unilaterally to retire without regulatory oversight copper loop facilities that McLeodUSA uses as the last-mile connection to customers. As RBOCs deploy more fiber loop facilities that the FCC has declared are not subject to unbundling obligations, the RBOCs may be able to eliminate McLeodUSA’s access to last-mile facilities that it requires to serve customers. Verizon has filed more than 80 notifications of copper plant retirement affecting several of its exchanges. AT&T and Qwest have not yet filed a notification of copper plant retirement in any exchange in which McLeodUSA uses their last-mile facilities, but may do so in the future. McLeodUSA, along with several competitive local exchange carriers, petitioned the FCC in January 2007 to change the rules governing copper plant retirement to protect access to these last-mile copper facilities. The FCC has solicited public comments on this petition but has not yet made any decision.

To interconnect network equipment and other communications facilities to UNEs controlled by the RBOCs, McLeodUSA must enter into, maintain and renew interconnection agreements with them. Interconnection obligations imposed on the RBOCs by the Telecommunications Act have been and continue to be subject to a variety of legal proceedings. In addition, the merger of SBC with AT&T, the merger of Verizon and MCI, and the merger of AT&T with BellSouth could significantly affect the availability of acceptable interconnection agreements without requiring McLeodUSA to incur the expense of lengthy negotiations and arbitrations with an RBOC in each state. On March 2, 2007, Qwest provided notice to McLeodUSA that Qwest was terminating all current interconnection agreements with McLeodUSA. The termination notice began a negotiation period for new interconnection agreements for each of the states. If McLeodUSA cannot successfully negotiate new agreements with Qwest for each state, or find existing interconnection agreements that Qwest has with other competitive local exchange carriers that meet McLeodUSA’s network and operating requirements and that it can opt into, McLeodUSA will be required to arbitrate all unresolved issues before each state commission.

Universal Service. The FCC’s Universal Service program and similar state programs are intended to ensure that affordable, quality basic telecommunications services are available to all residents of the United States. Like other telecommunications providers, McLeodUSA is required to make contributions to support federal and state universal service goals. McLeodUSA’s contribution to federal Universal Service program is assessed against the company’s interstate and international end-user telecommunications gross revenues. McLeodUSA paid approximately $6.3 million in 2006 and $6.6 million in 2005 to the federal program and approximately $5.3 million in 2006 and $5.7 million in 2005 to state programs.

On August 1, 2007, the Universal Service Administration Company, which administers the federal universal service program on behalf of the FCC, notified McLeodUSA that the agency had completed an audit of McLeodUSA’s contributions to the federal universal service program based upon McLeodUSA’s 2005 revenues. McLeodUSA’s total contribution to the federal Universal Service Fund program in 2005 was $6.6 million. The audit report concluded that McLeodUSA underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall in 2005 of approximately $4 million. McLeodUSA disagrees with portions of the audit report and is continuing to negotiate with USAC in an attempt to revise or amend the agency’s findings. If McLeodUSA’s efforts are unsuccessful, McLeodUSA has the right to appeal the audit findings to the FCC. If the audit findings are upheld, however, McLeodUSA may be required to pay the contribution shortfall with respect to 2005 revenues, and McLeodUSA also may have similar additional liabilities with respect to its 2006 and

2007 contributions, which were calculated by McLeodUSA using the same methodology as in 2005. McLeodUSA’s business may be materially adversely affected by a negative outcome of this dispute.

Private Carriage. In addition to providing services as a regulated common carrier, McLeodUSA also provides through a subsidiary, McLeodUSA Network Services, certain competitive access services as a private carrier. In general, a private carrier is one that provides service to customers on an individually negotiated contractual basis, as opposed to a common carrier that provides service to the public on the basis of generally available rates, terms and conditions. Private carriage services are subject to certain regulatory obligations, such as the payment of federal Universal Service Fund contributions but otherwise operate on a substantially non-regulated basis.

Intercarrier Compensation. In April 2001, the FCC released an order in which it established that competitive local exchange carriers’ interstate access charges would be presumed reasonable and may be imposed by tariff on long distance carriers if they do not exceed the interstate access charges of the incumbent local carrier serving the same location. In May 2004, the FCC announced in addition that where the competitive local exchange carrier did not directly serve the end-user, the competitive local exchange carrier’s interstate access charge could be no more than the rate charged by the RBOC for the same functionality. The FCC order stated that its new rule limiting competitive local exchange carrier interstate access charges was to be applied on a prospective basis. McLeodUSA filed tariff changes to implement the FCC’s new rule. Disputes between McLeodUSA and other carriers have arisen from time to time with respect to intercarrier compensation and most have been resolved in due course. In May 2005, Qwest began disputing interstate access charges related to wireless originated 800 toll-free calls and began withholding disputed amounts it claims are unlawful. McLeodUSA filed an action against Qwest in March 2006, as described in more detail in “— Legal Proceedings,” which in part seeks to require Qwest to pay for such services.

State Regulation

State regulatory commissions retain jurisdiction over facilities and services that are used to provide, originate or terminate intrastate telecommunications services. McLeodUSA’s intrastate common carrier services are subject to various state laws and regulations, including the payment of state regulatory fees. In March 2007, the Missouri Public Service Commission notified McLeodUSA that it had not received any remittance of deaf fund surcharges that McLeodUSA is directed to charge its customers. These surcharges have been authorized since at least 1998 when a company that McLeodUSA acquired began to offer local service in Missouri. If McLeodUSA collected this money from customers but failed to remit the amounts collected, McLeodUSA may be required to contribute up to $268,000 in unpaid deaf fund surcharges to the State of Missouri.

Local Regulation

McLeodUSA is required to obtain construction permits and licenses or franchises to install and expand the company’s fiber optic communications networks using rights-of-way. Some local governments, where McLeodUSA has installed or anticipates constructing networks, are proposing and enacting ordinances regulating use of rights-of-way and imposing various fees in connection with such use, including fees based on a percentage of certain revenues related to the use of the rights-of-way. In some instances, McLeodUSA has negotiated interim agreements to authorize installation of facilities pending resolution of the fee issue. In some markets, McLeodUSA is objecting to or challenging various fees as improper under state or federal law. In many markets, the traditional local telephone companies do not pay rights-of-way fees or pay fees that are substantially less than those of McLeodUSA. McLeodUSA must also negotiate and enter into franchise agreements with local governments in order to operate the company’s video services network.

Competition

As a managed network services provider in the communications industry, McLeodUSA broadly competes with companies that could provide both voice and enhanced services to small and medium-sized enterprises in its markets.

For McLeodUSA’s voice and data services, its primary competitors are the RBOCs, consisting of AT&T, Qwest and Verizon, and other competitive local exchange carriers and managed network service providers, such as XO Communications, Time Warner Telecom, Integra Telecom, Eschelon Telecom and Cbeyond, depending on the market. Many of McLeodUSA’s customers previously used multiple carriers for local and long distance voice services and broadband Internet access and have enjoyed the convenience of a sole-sourced service since signing with McLeodUSA. In addition to the local telephone companies, McLeodUSA competes with other competitive carriers in each of its markets. These competitive carriers have adopted IP technology similar to that employed by McLeodUSA, and in the future McLeodUSA expects others to do so.

In addition, there are other providers, such as Vonage and Skype, using IP technology that offer services using either their private IP network or the public Internet to access their customers. McLeodUSA does not currently view these companies as its direct competitors because they primarily serve the consumer market and small business market. Some cable television companies, such as Cox Communications and MediaCom, have deployed IP-based networking and communications services primarily to address consumers and small business customers to compete better against local telephone companies. McLeodUSA also competes throughout its service area with various Internet services or DSL providers, such as Earthlink, to offer high-speed Internet access to small and medium-sized enterprises.

Other intermodal communications services companies, such as national wireless phone companies like Verizon Wireless, AT&T Wireless and Sprint/Nextel, WiMax broadband providers such as Sprint and Clearwire, and microwave and satellite carriers, compete with McLeodUSA in its residential and small business markets. As McLeodUSA continues to shift its business away from residential communications services, competition from these alternative services providers will lessen, as with current technology they are unable to provide reliable, high-speed, bundled voice and data to McLeodUSA’s target small and medium-sized enterprise customers.

The Telecommunications Act includes provisions that impose regulatory requirements on all incumbent carriers and competitive carriers but grants the FCC expanded authority to reduce the level of regulation applicable to these common carriers. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on McLeodUSA’s ability to compete successfully against incumbent carriers and other communications services providers.

The Telecommunications Act radically altered the market opportunity for competitive carriers. Many existing competitive carriers that entered the market before 1996 had to build a fiber infrastructure before offering services. With the Telecommunications Act requiring unbundling of the incumbent carrier networks, competitive carriers have been able to enter the market more rapidly by installing switches and leasing last-mile access loops.

Employees

As of September 30, 2007, McLeodUSA had approximately 1,595 employees who work primarily in the areas of customer care, network operations and engineering, sales and marketing, service delivery, information technology, finance and management. None of McLeodUSA’s employees is represented by any union. As McLeodUSA continues to implement its sales strategy, McLeodUSA expects to expand its sales force and sales support functions. McLeodUSA believes that its relations with its employees are good.

Other Facilities

As of September 30, 2007, McLeodUSA leased approximately 98,000 square feet of office space at its Hiawatha, Iowa corporate headquarters, and also leased approximately 15,000 square feet of office space for executive offices in Dallas, Texas. The following are additional principal locations where McLeodUSA has business operations:

Property Location	Use	Square Feet
Tulsa, Oklahoma	IT and Network Planning	61,230
Woodlands, Texas	Engineering	24,649
Oak Brook, Illinois	Sales and Facilities	14,693
Cedar Rapids, Iowa	Network Management Center and Data Center	16,771

McLeodUSA operates a network management center, or “NMC,” and data center in Cedar Rapids, Iowa. Through its NMC, McLeodUSA manages the majority of its remote networking equipment and, together with the company’s internal support systems, monitors all of the company’s network elements. The NMC operates based on a 24 hours a day, seven days a week, 365 days a year schedule and is designed to maintain 99.999% reliability. Adjacent to the NMC is McLeodUSA’s data center, which houses its back office systems. Both the NMC and data center have redundant locations to support disaster recovery in the event of a catastrophic failure at McLeodUSA’s Cedar Rapids location.

McLeodUSA maintains 24 field offices to sell into, manage and support its target markets. McLeodUSA’s converged IP-based backbone includes over 1,000,000 intercity backbone fiber miles, 14 soft switches, 26 backbone routers, 38 voice switches and approximately 650 colocations located across the company’s 20-state footprint.

Legal Proceedings

McLeodUSA is involved in numerous regulatory proceedings before state public utility commissions and the FCC, particularly in connection with actions by the RBOCs. McLeodUSA anticipates that the RBOCs will continue to pursue litigation, changes in regulations and legislation in states within McLeodUSA’s 20-state footprint, as well as before the FCC and Congress, to reduce regulatory oversight and regulation over their rates, operations and access by others to their networks. These actions include the pursuit of major changes in the Telecommunications Act, which may adversely affect competitive local exchange carriers, including McLeodUSA. If adopted, these changes could make it more difficult for McLeodUSA to challenge the competitive actions of the RBOCs and to compete with the RBOCs generally.

McLeodUSA is one of several defendants in a lawsuit brought by AT&T and its affiliates in the U.S. District Court in the Eastern District of Missouri in February 2005. AT&T alleges that McLeodUSA conspired with one or more of Global Crossing and its affiliates, certain named competitive local exchange carriers, and/or certain unnamed LCRs to breach AT&T’s state or federal tariffs, unjustly enrich themselves and commit fraud on AT&T. AT&T alleges that the defendants knowingly disguised long distance calls that were terminated to AT&T so that they appeared to AT&T to be local calls, thereby depriving AT&T of the difference between the access charge rate owed for termination of long distance calls and the reciprocal compensation rate owed for termination of local calls. McLeodUSA filed its answer on April 1, 2005, denying all liability. No discovery has been conducted in the case. On February 7, 2006, the court entered an order staying the case on the grounds that primary jurisdiction regarding the obligations of the defendants rests with the FCC. AT&T did not quantify its damages, and the case was stayed. The claims remain pending with the FCC. Because this case is in an early stage and no specific claim of damages has been made against McLeodUSA, McLeodUSA is not able to estimate the risk of damages. McLeodUSA intends to vigorously defend against these claims.

McLeodUSA has been sued in two actions brought in May 2003 in the Circuit Court of Cook County, Illinois, consolidated as Telecommunications Network Design, Inc. vs. McLeodUSA, No. 03 CH 8477, and

certified as a class action, for allegedly sending unsolicited faxes in violation of 47 U.S.C. section 227(b)(3). The complaints do not quantify the alleged damages. Under the statute, recipients of unsolicited facsimile advertisements are entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. McLeodUSA has demanded coverage from its insurance carrier, AIG, which has denied coverage. McLeodUSA is currently in litigation with AIG over coverage for these claims. The court has held that the insurance policy imposed a duty to defend these actions, but has expressed no opinion on AIG’s duty to indemnify McLeodUSA for any losses. While McLeodUSA is vigorously defending against liability in the class action and pursuing its claim against AIG for insurance coverage, there can be no assurance that McLeodUSA will be successful in its defense or that a negative outcome would not have a material adverse effect on McLeodUSA. McLeodUSA believes that it has an adequate reserve related to this dispute based on its assessment of the likely outcome, and that the risk of loss beyond the reserved amount is remote.

McLeodUSA has protested and appealed various sales and use tax assessments levied in January 2002 by the Iowa Department of Revenue with respect to the purchase of certain equipment from 1996 through 2000. These assessments total approximately $8 million, excluding interest and penalties. McLeodUSA believes that it has meritorious defenses against these assessments and intend to vigorously defend itself during this appeal process. McLeodUSA has reserved what it believes to be an adequate amount related to this dispute based on its assessment of the likely outcome. However, there can be no assurance that its business will not be materially adversely affected by a negative outcome of this dispute.

As a result of a settlement reached with Qwest prior to McLeodUSA’s emergence from Chapter 11 proceedings, McLeodUSA filed complaints against Qwest during the first quarter of 2006 with several state utility commissions related to a colocation billing dispute. McLeodUSA had withheld payments due to Qwest because it believed Qwest had not properly implemented the parties’ amended interconnection agreement. In July 2006, the Iowa Utilities Board agreed with Qwest’s interpretation of the 2004 amendment, which would require McLeodUSA to pay Qwest the disputed payments. In August 2006, McLeodUSA filed a petition with the Iowa Utilities Board requesting reconsideration of its decision. On April 13, 2007, the Board denied the application for reconsideration, ruling that the evidence was not adequate to prove that Qwest was unlawfully discriminating against McLeodUSA in providing access to colocation power. McLeodUSA will be required to pay Qwest $0.3 million for previously withheld payments. McLeodUSA has appealed the Board’s order to the United States District Court for the Southern District of Iowa, and are seeking a refund from Qwest. Cases filed by McLeodUSA against Qwest are pending in two other states, in which the total amount in dispute is $0.5 million. McLeodUSA has reserved what would be due if the remaining state commissions should issue rulings adverse to McLeodUSA.

Also as a result of the settlement with Qwest, on March 14, 2006, McLeodUSA filed an action against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billings between the parties. Qwest filed a counterclaim for amounts it believes McLeodUSA owes it. This lawsuit encompasses billing disputes involving access billing for 800 toll-free calls made by McLeodUSA’s customers and 800 toll-free calls made by third-party wireless carrier customers, access charges related to VoIP traffic, billing disputes related to the parties’ unbundled network element platform agreement, backbilling for colocation space and related disputes for fiber maintenance fees under an IRU agreement between the parties, reimbursement of third-party access charges and other issues. In addition, Qwest alleges that McLeodUSA improperly entered into revenue-sharing arrangements with wireless carriers in order to charge Qwest for access services provided to such carriers whose customers made 800 toll-free calls that were routed through Qwest’s network. McLeodUSA also is seeking a declaratory judgment that it is not responsible for reimbursing Qwest for terminating access charge payments that Qwest allegedly made to rural incumbent local exchange carriers for calls that were originated by McLeodUSA’s end-user customers. Qwest claims its damages exceed $14 million, and McLeodUSA’s claims against Qwest exceed $12 million.

On July 24, 2006, McLeodUSA moved to dismiss Qwest’s negligent misrepresentation, conversion, trespass, fraud, fraudulent concealment and negligence counterclaims. On August 24, 2006, Qwest amended its counterclaims both by making additional factual allegations and by interposing a limited number of new legal theories. McLeodUSA filed a motion to dismiss Qwest’s amended counterclaims on September 11, 2006. On January 16, 2007, the court dismissed the negligence and negligent misrepresentation claims. The court declined to dismiss the remaining counterclaims. McLeodUSA filed its response to Qwest’s amended counterclaims, including the tort claims that were not dismissed on February 21, 2007. McLeodUSA believes that its billing was and remains consistent with industry practice, FCC regulations, its tariffs and interconnection agreements, and that McLeodUSA has good defenses to Qwest’s counterclaims. McLeodUSA intends to pursue aggressively its claims against Qwest and vigorously contest the Qwest counterclaims. There can be no assurance that McLeodUSA’s business and cash reserves will not be materially adversely affected by adverse rulings by the court in this lawsuit and McLeodUSA’s loss could be as high as the total amount of damages Qwest has claimed. McLeodUSA believes it has an adequate reserve for this dispute based on its assessment of the likely outcome.

McLeodUSA, along with a number of other telecommunications carriers, filed suit in March 2006 against AT&T Corp. in the U.S. District Court in the District of New Jersey for unpaid and underpaid access charges. McLeodUSA claims that AT&T deliberately disguised the nature of certain calls so that McLeodUSA was unable to assess and bill the applicable access charges. AT&T has asserted a counterclaim alleging that McLeodUSA improperly billed AT&T terminating intrastate access charges on wireless roaming traffic, a portion of which should have been billed at the lower interstate rate. This counterclaim has been transferred by the court to the FCC for resolution. The parties are in settlement negotiations. McLeodUSA intends to pursue its claims and to contest the AT&T counterclaim vigorously.

McLeodUSA is not aware of any other material litigation against it. McLeodUSA is, however, party to a number of legal actions and proceedings arising from its provision and marketing of telecommunications services (including matters involving do-not-call and billing regulations), as well as certain legal actions and regulatory matters arising in the ordinary course of business. McLeodUSA believes that the ultimate outcome of the foregoing actions will not result in a liability that would have a material adverse effect on its financial condition or results of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF PAETEC

The following unaudited pro forma condensed combined financial statements have been prepared to reflect:

•	the combination of PAETEC Corp. with US LEC Corp., which was completed on February 28, 2007;

•	the effect of PAETEC’s offering of its 9.5% Senior Notes due 2015 and related debt refinancing, which were completed on July 10, 2007; and

•	the merger of PAETEC and McLeodUSA described in this proxy statement/prospectus.

Before entering into the merger agreement with US LEC, PAETEC Corp. formed PAETEC Holding Corp. At the closing, PAETEC Holding’s two newly-formed wholly-owned subsidiaries, WC Acquisition Sub P Corp. and WC Acquisition Sub U Corp., merged with and into PAETEC Corp. and US LEC, respectively, as a result of which PAETEC Corp. and US LEC became wholly-owned subsidiaries of PAETEC. After these mergers, the former stockholders of PAETEC Corp. and US LEC became the stockholders of PAETEC. Effective as of September 17, 2007, PAETEC, McLeodUSA and PS Acquisition Corp., a direct wholly-owned subsidiary of PAETEC, entered into the merger agreement described in this proxy statement/prospectus, pursuant to which PS Acquisition Corp. will merge with and into McLeodUSA, with McLeodUSA surviving the merger as a direct wholly-owned subsidiary of PAETEC.

You should read these unaudited pro forma condensed combined financial statements in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements;

•	separate audited historical financial statements of PAETEC Corp. as of and for the year ended December 31, 2006 and related notes, included elsewhere in this proxy statement/prospectus;

•	separate audited historical financial statements of US LEC as of and for the year ended December 31, 2006 and related notes, included elsewhere in this proxy statement/prospectus;

•	separate audited historical financial statements of McLeodUSA as of and for the year ended December 31, 2006 and related notes, included elsewhere in this proxy statement/prospectus;

•	separate unaudited historical financial statements of PAETEC as of and for the nine months ended September 30, 2007 and related notes, included elsewhere in this proxy statement/prospectus; and

•	separate unaudited historical financial statements of McLeodUSA as of and for the nine-month period ended September 30, 2007.

The historical financial information of PAETEC Corp., US LEC and McLeodUSA for the year ended December 31, 2006 presented in the unaudited pro forma condensed combined financial information is derived from the audited financial statements of PAETEC Corp., US LEC and McLeodUSA, respectively, but does not include all disclosures required by GAAP. The unaudited pro forma condensed combined financial information is provided for informational purposes only. The pro forma information is not necessarily indicative of what the combined companies’ results of operations actually would have been if the US LEC merger and the McLeodUSA merger had been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of PAETEC after such mergers.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and for the nine months ended September 30, 2007 combine the historical consolidated statements of operations for PAETEC, US LEC and McLeodUSA to give effect to the business combination between PAETEC and US LEC, the business combination between PAETEC and McLeodUSA, and PAETEC’s 2007 senior notes offering and related debt refinancing as if they had occurred on January 1, 2006. The unaudited pro forma condensed balance sheet adjusts the historical consolidated balance sheets of PAETEC and McLeodUSA to give effect to the merger between PAETEC and McLeodUSA as if it had been completed on September 30, 2007.

The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting, with PAETEC treated as the acquirer. Accordingly, PAETEC, US LEC and McLeodUSA have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the US LEC merger and the McLeodUSA merger. PAETEC’s unaudited pro forma condensed combined balance sheet as of September 30, 2007 reflects PAETEC’s cost to acquire both US LEC and McLeodUSA, which has been allocated to the assets acquired and liabilities assumed based upon PAETEC’s preliminary estimate of their respective fair values. Any differences between the fair value of the consideration issued and the fair value of the assets and liabilities acquired in the US LEC merger and the McLeodUSA merger have been recorded as goodwill. The amounts allocated to the assets acquired and liabilities assumed are based on management’s initial internal valuation estimates.

The preliminary purchase price allocation for the combination with US LEC was recorded on February 28, 2007, and is reflected in the historical consolidated balance sheet of PAETEC as of September 30, 2007, including preliminary purchase price allocations of acquired intangible assets related to customer relationships and deferred income tax assets related to net operating loss carryforwards acquired from US LEC, which are based on preliminary estimates of the value of these assets. Based on preliminary valuation estimates, management has concluded that the carrying value of property and equipment acquired from US LEC approximated fair value at the date of acquisition. Definitive allocations will be finalized based upon valuations and other studies that are being performed. Final determinations of fair value may differ materially from those presented. In addition, the unaudited pro forma condensed combined statements of operations have been adjusted for the increased amortization expense resulting from the acquired intangible assets related to customer relationships.

The estimated consideration for the McLeodUSA merger consists of the value of PAETEC common stock and options exchanged for the McLeodUSA common stock and options, plus the long-term debt which PAETEC plans to retire at the date of acquisition, less the cash acquired. The long-term debt being retired is subject to a prepayment penalty of approximately $14.3 million. The penalty has been included in the determination of the estimated consideration, and the total estimated consideration is being used to allocate the value of assets and liabilities acquired from McLeodUSA. Based on preliminary valuation estimates, management has assumed that the carrying value of property and equipment acquired from McLeodUSA is significantly less than its fair value at the date of acquisition. The write-up to fair value is substantially the result of a previous write-down of these assets, as a result of McLeodUSA’s fresh start accounting adjustments at January 1, 2006. Additionally, management’s preliminary estimates include an allocation of the purchase price to the acquired net operating losses of McLeodUSA. Management has considered limitations under Section 382 of the Internal Revenue Code and its estimate of future taxable income, and has concluded that it is more likely than not that the asset related to the acquired net operating losses will be realized. The unaudited pro forma condensed combined statements of operations include the increased depreciation expense resulting from the preliminary estimate of the increase in property and equipment.

The management of PAETEC has prepared the prospective financial information set forth below to present the expected cost savings and incremental direct cost resulting from the merger with McLeodUSA. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of PAETEC’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of PAETEC. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither PAETEC’s independent registered public accounting firm, nor any other independent registered public accounting firm, has compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor has any such firm expressed any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, although considered reasonable by the management of PAETEC as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, those risks and uncertainties discussed in “Risk Factors” and elsewhere in this proxy statement/prospectus. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of PAETEC or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The unaudited pro forma condensed combined statements of operations do not include the effects of any revenue, cost or other operating efficiencies that may result from the US LEC merger and the McLeodUSA merger. Not including implementation costs, the US LEC merger is expected to generate approximately $40 million in annual net cost savings when fully realized in the second year following the completion of that transaction. The McLeodUSA merger is expected to produce cost synergies of approximately $20 million in the first year following the completion of the transaction, and run-rate synergies of approximately $30 million during the second year following the completion of the transaction. These cost savings are expected to result from increased scale and the elimination of redundant network and corporate infrastructure and personnel. The expected cost savings are net of certain costs, some of which are described below.

The unaudited pro forma condensed combined financial statements do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the US LEC merger and the McLeodUSA merger, nor do they reflect any other changes that might occur regarding the PAETEC, US LEC and McLeodUSA combined portfolios of businesses.

The unaudited pro forma condensed combined financial statements do not reflect any nonrecurring charges expected to result from the US LEC merger and the McLeodUSA merger. The majority of nonrecurring charges resulting from the mergers are anticipated to include executive separation, employee termination, stock-based compensation and other exit costs related to the US LEC and McLeodUSA businesses that will be recognized in the opening balance sheet in accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Other merger-related charges may be incurred that do not meet the criteria in EITF Issue No. 95-3, including employee termination and exit costs related to the PAETEC business and other integration-related costs. The amount of transaction costs expected to be incurred by PAETEC, US LEC and McLeodUSA are estimates and are subject to change. PAETEC and US LEC currently estimate that integration costs associated with the US LEC merger will be approximately $33 million over a period of two years, of which approximately $26 million is expected to be incurred in the first year after completion of the merger and approximately $7 million is expected to be incurred in the second year after completion of the merger. PAETEC currently estimates that integration costs associated with the McLeodUSA merger will be approximately $10.9 million over a period of two years.

As of the date of this proxy statement/prospectus, the nature and amount of any adjustments to the historical financial statements of US LEC to conform its accounting policies to those of PAETEC have not been significant. Further review of US LEC’s accounting policies and financial statements may result in required revisions to US LEC’s policies and classifications to conform to those of PAETEC. Based on PAETEC’s review of McLeodUSA’s summary of significant accounting policies disclosed in McLeodUSA’s financial statements, the nature and amount of any adjustments to the historical financial statements of McLeodUSA to conform its accounting policies to those of PAETEC are not expected to be significant. Upon completion of the merger between PAETEC and McLeodUSA, further review of McLeodUSA’s accounting policies and financial statements may result in required revisions to McLeodUSA’s policies and classifications to conform to those of PAETEC.

On July 10, 2007, PAETEC completed the offering of its 9.5% Senior Notes due 2015 and related debt refinancing. In this transaction, PAETEC issued $300 million principal amount of its 9.5% Senior Notes due 2015, and used the proceeds from this offering to pay down its long-term debt. As a result, the current portion of long-term debt was reduced to reflect the refinancing of the long-term debt outstanding prior to this transaction. The historical consolidated balance sheet of PAETEC as of September 30, 2007 reflects the impact of this senior notes offering and related debt refinancing as it relates to classification of debt between current and non-current portion. As a result, no pro forma adjustments to the historical consolidated balance sheet as of September 30, 2007 are necessary. However, the unaudited pro forma condensed combined statements of operations have been adjusted for the reduction in interest expense for the year ended December 31, 2006 and nine months ended September 30, 2007 as a result of this transaction.

The offering of PAETEC’s senior notes and the use of its proceeds was accounted for under the guidance in EITF Issue No. 96-19, Debtors Accounting for a Modification or Exchange of Debt Instruments. The unaudited pro forma condensed combined financial information presents the accounting for the senior notes offering and the use of proceeds from the offering as an extinguishment.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2007

(In millions, except share and per share data)

	Actual PAETEC Holding	McLeodUSA Historical	McLeodUSA Merger Pro Forma Adjustments		Pro Forma As Adjusted
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$105.5	$26.7	$(100.0)	(a)	$32.2
Restricted cash	—	4.6	—		4.6
Accounts receivable, net of allowance for doubtful accounts	149.5	41.1	—		190.6
Deferred income taxes	24.2	—	—		24.2
Prepaid expenses and other current assets	8.9	14.7	—		23.6

Total current assets	288.1	87.1	(100.0)		275.2
PROPERTY AND EQUIPMENT, net	289.8	290.4	230.0	(b)	810.2
GOODWILL	333.3	5.1	111.3	(b)	449.7
INTANGIBLE ASSETS, net of accumulated amortization	116.4	35.7	(23.5)	(b)	128.6
DEFERRED INCOME TAXES	70.6	—	33.2	(c)	103.8
OTHER ASSETS, net	15.0	9.7	(4.0)	(d)	20.7

TOTAL ASSETS	$1,113.2	$428.0	$247.0		$1,788.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$54.2	$33.1	$—		$87.3
Accrued expenses and other current liabilities	25.9	45.3	8.3	(e)	79.5
Accrued payroll and related liabilities	13.2	12.9	—		26.1
Accrued taxes	19.8	—	—		19.8
Accrued commissions	14.2	—	—		14.2
Accrued capital expenditures	7.7	—	—		7.7
Deferred revenue	39.8	7.4	(1.9)	(f)	45.3
Current portion of long-term debt	5.1	0.8	—		5.9

Total current liabilities	179.9	99.5	6.4		285.8
LONG-TERM DEBT	791.8	105.2	(104.0)	(a)	793.0
REVOLVING LINE OF CREDIT	—	—	25.0	(a)	25.0
OTHER LONG-TERM LIABILITIES	12.9	36.8	(1.1)	(g)	48.6

TOTAL LIABILITIES	984.6	241.5	(73.7)		1,152.4

STOCKHOLDERS’ EQUITY:
Common stock	1.0	0.3	0.1	(h)	1.4
Treasury stock	(1.0)	—	—		(1.0)
Additional paid-in capital	204.7	252.0	254.7	(i)	711.4
Accumulated other comprehensive loss	(3.4)	0.1	—		(3.3)
Accumulated deficit	(72.7)	(65.9)	65.9	(j)	(72.7)

Total stockholders’ equity	128.6	186.5	320.7		635.8

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,113.2	$428.0	$247.0		$1,788.2

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2007

(a) The net decrease in cash and cash equivalents of $100.0 million includes the effect of the following:

•	the repayment of McLeodUSA’s existing senior secured notes, with a total balance at September 30, 2007 of $104.0 million;

•	the estimated $14.3 million premium related to the repayment of McLeodUSA’s existing senior secured notes;

•	estimated proceeds of $25.0 million from PAETEC’s revolving credit facility; and

•	estimated transaction costs of $6.7 million incurred by PAETEC related to the McLeodUSA merger.

The pro forma cash balance does not include the effect of estimated transaction costs of $6.2 million incurred by McLeodUSA related to the merger.

(b) Under the purchase method of accounting, the total estimated consideration paid for the McLeodUSA common stock and options as shown in the table below is allocated to the McLeodUSA tangible and intangible assets and liabilities based on their estimated fair values as of the date of the McLeodUSA merger. This unaudited pro forma information is based on PAETEC’s management’s estimates of fair values. The preliminary estimated consideration, and the allocation of McLeodUSA’s tangible and intangible assets, are as set forth in the following table:

Purchase Price Calculation: Date	(in thousands, except per share amounts) Closing Stock Price
September 19, 2007	$12.75
September 18, 2007	$12.70
September 17, 2007	$12.38
September 14, 2007	$12.13
September 13, 2007	$11.80

Average closing PAETEC stock price	$12.35

Total shares of McLeodUSA common stock as of September 30, 2007	30,750
Exchange ratio	1.3
Common shares to be issued	39,975

Equity consideration, common stock	$493,771
Equity consideration, vested options	13,299	(1)

Total equity consideration	$507,070
Long-term debt acquired	118,300
Estimated direct merger transaction costs	6,725

Total estimated consideration	$632,095

Less: cash acquired	(31,300)

Net estimated consideration	$600,795

(1)	Equity consideration related to vested options was calculated based on vested options outstanding as of September 30, 2007. The fair value of these awards was calculated using the Black-Scholes model based on assumptions determined as of September 17, 2007, in accordance with EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.

The estimated allocation of purchase price for the McLeodUSA merger is as follows:

(in thousands)
Current assets	$55,800
Property and equipment	520,400
Goodwill	116,295
Other intangible assets	12,200
Deferred income tax asset	33,200
Other assets	5,700
Current liabilities	(105,900)
Long-term debt	(1,200)
Other long-term liabilities	(35,700)

$600,795

The pro forma adjustment to property and equipment reflects the write-up to fair value of the property and equipment acquired from McLeodUSA. Based on preliminary valuation estimates, management has assumed that the carrying value of property and equipment acquired from McLeodUSA is significantly less than its fair value at the date of acquisition. The write-up to fair value is substantially the result of a previous write-down of these assets as a result of McLeodUSA’s fresh start accounting adjustments at January 1, 2006.

(c) The increase in deferred income taxes of $33.2 million represents the adjustment in non-current assets for the recognition of a deferred income tax asset related to acquired net operating losses of $121.8 million, which was partially offset by the recognition of a deferred tax liability of $88.6 million related to the write-up in fair value of the acquired property and equipment.

(d) The decrease in other assets of $4.0 million represents the elimination of debt issuance costs related to McLeodUSA’s existing senior secured notes.

(e) The increase in accrued expenses and other current liabilities of $8.3 million represents the recognition of a deferred income tax liability related to the annual limitation on the acquired net operating losses discussed in note (c) above.

(f) The decrease in deferred revenue of $1.9 million represents the elimination of McLeodUSA’s current deferred revenues related to non-recurring customer set-up fees.

(g) The decrease in other long-term liabilities of $1.1 million represents the elimination of McLeodUSA’s long-term deferred revenues related to non-recurring customer set-up fees.

(h) The net increase in common stock of $0.1 million reflects the exchange of 30.8 million shares of McLeodUSA common stock for 40.0 million shares of PAETEC common stock.

(i) The net increase of $254.7 million in additional paid-in-capital reflects the following transactions:

•	a decrease of $252.0 million for the elimination of McLeodUSA’s historical additional paid-in-capital;

•	an increase of $493.4 million for the issuance of shares of PAETEC common stock to McLeodUSA’s stockholders; and

•	an increase of $13.3 million for the vested McLeodUSA options to be exchanged as part of the merger.

(j) The decrease in accumulated deficit of $65.9 million reflects the elimination of McLeodUSA’s accumulated deficit.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2006

(In millions, except share and per share amounts)

	PAETEC Historical	US LEC Historical	US LEC Merger Pro Forma Adjustments			Offering Pro Forma Adjustments			Subtotal	McLeodUSA Historical	McLeodUSA Merger Pro Forma Adjustments		Pro Forma As Adjusted
REVENUE	$586.3	$424.2	—			—			$1,010.5	$544.7	—		$1,555.2
COST OF SALES (exclusive of depreciation and amortization shown separately below)	282.2	212.1	—			—			494.3	315.8	—		810.1
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	221.0	161.1	—			—			382.1	181.7	—		563.8
LEVERAGED RECAPITALIZATION RELATED COSTS	15.2	—	—			—			15.2	—	—		15.2
RESTRUCTURING COSTS	—	—	—			—			—	2.4	—		2.4
DEPRECIATION AND AMORTIZATION	34.6	48.7	21.5	(a	)	—			104.8	60.1	35.8	(f)	200.7

INCOME (LOSS) FROM OPERATIONS	33.3	2.3	(21.5)			—			14.1	(15.3)	(35.8)		(37.0)
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	(10.8)	—	—			—			(10.8)	—	—		(10.8)
LOSS ON EXTINGUISHMENT OF DEBT	5.1	—	—			—			5.1	—	—		5.1
OTHER (INCOME) LOSS, net	(4.5)	(1.5)	—			—			(6.0)	0.3	—		(5.7)
INTEREST EXPENSE	27.3	20.5	21.4	(b	)	(1.5)	(c	)	67.7	12.7	(12.7)	(g)	67.7

INCOME (LOSS) BEFORE INCOME TAXES	16.2	(16.7)	(42.9)			1.5			(41.9)	(28.3)	(23.1)		(93.3)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	8.4	—	(23.0)	(d	)	0.6	(e	)	(14.0)	—	(19.8)	(h)	(33.8)

NET INCOME (LOSS)	$7.8	$(16.7)	$(19.9)			$0.9			$(27.9)	$(28.3)	$(3.3)		$(59.5)

LOSS ALLOCATED TO COMMON STOCKHOLDERS	$(33.2)	$(34.6)								$(28.3)		(i)	$(100.5)

LOSS PER COMMON SHARE—BASIC AND DILUTED	$(1.05)	$(1.10)								$(0.94)			$(0.82)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	31,686,214	31,337,000								30,000,000		(j)	122,738,725

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	31,686,214	31,337,000								30,000,000			122,738,725

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2006

(a) The increase in depreciation and amortization expense of $21.5 million primarily represents the adjustment to amortization expense of $22.7 million for the 12 months ended December 31, 2006 based on the adjustment of $120.3 million to the acquired fair value of US LEC’s customer relationships intangible asset with an expected useful life of five years. As the fair values assigned to the intangible assets acquired from US LEC are preliminary in nature, actual amortization expense in future periods may differ materially from the amortization expense presented. A change of $10.0 million in the fair value of the intangible assets acquired from US LEC depicted would result in a fluctuation of approximately $2.5 million in amortization expense during the 12 months ended December 31, 2006.

(b) The increase in interest expense of $21.4 million represents the following:

•	an increase of $68.9 million (of which $2.2 million represents amortization of debt issue costs) related to the PAETEC Holding senior secured credit facilities entered into on February 28, 2007;

•

a decrease of $27.1 million (of which $1.5 million represents amortization of debt issue costs) related to the elimination of historical PAETEC interest expense related to PAETEC’s pre-US LEC merger indebtedness; and

•	a decrease of $20.4 million related to the elimination of historical US LEC interest related to US LEC’s pre-merger indebtedness.

Interest expense related to the PAETEC Holding senior secured credit facilities entered into on February 28, 2007 was calculated based on the terms of the facilities using an interest rate of LIBOR plus 3.50%. An assumed LIBOR rate of 4.75% was used in the pro forma interest expense calculation. Actual interest expense in future periods may differ materially from the interest expense presented. A change of 1/8th of a percentage point in the interest rates depicted would result in a fluctuation of approximately $1.0 million in interest expense during the 12 months ended December 31, 2006.

(c) The decrease in interest expense of $1.5 million represents a $1.2 million reduction of interest expense related to the senior secured credit facility amendment entered into in connection with the offering of PAETEC’s 9.5% Senior Notes due 2015 and related debt refinancing, and a $0.3 million reduction of amortization of debt issuance costs related to these transactions.

Interest expense related to the senior secured credit facility amendment and offering of PAETEC’s senior notes was calculated based on the terms of the facilities and the senior notes using an interest rate of LIBOR plus 2.50% for the facilities and 9.50% for the senior notes. An assumed LIBOR rate of 4.75% was used in the pro forma interest expense calculation. Actual interest expense in future periods may differ materially from those presented. A change of 1/8th of a percentage point in the interest rates depicted would result in a fluctuation of approximately $1.0 million in interest expense during the 12 months ended December 31, 2006.

(d) The income tax benefit of $23.0 million represents an income tax benefit of $16.5 million from the adjustments to expenses in notes (a) and (b), and an income tax benefit of $6.5 million resulting from combining PAETEC’s and US LEC’s historical net income (loss) for the period. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions and permanent differences related to the tax treatment of stock-based compensation.

(e) The income tax provision of $0.6 million represents the tax effect of the adjustments to interest expense related to the offering of PAETEC’s 9.5% Senior Notes due 2015 and related debt refinancing described in note (c).

(f) The increase in depreciation and amortization expense of $35.8 million represents the following:

•

an increase in depreciation expense of $32.8 million for the 12 months ended December 31, 2006, based on a write-up of $230.0 million to the carrying value of McLeodUSA’s property and equipment. This write-up to fair value is substantially the result of a previous write-down of these assets in connection with McLeodUSA’s fresh start accounting adjustments at January 1, 2006. A weighted average expected useful life of 7 years was assumed; and

•

an increase in amortization expense of $3.0 million, which represents the adjustment to amortization expense for the 12 months ended December 31, 2006 based on an acquired fair value of McLeodUSA’s intangible assets of $12.2 million with expected useful lives of 2-5 years.

As the fair values assigned to the property and equipment and intangible assets acquired from McLeodUSA are preliminary in nature, actual depreciation and amortization expense in future periods may differ materially from the depreciation and amortization expense presented.

A change of $10.0 million in the fair value of the intangible assets acquired from McLeodUSA depicted would result in a fluctuation of approximately $2.0 million in amortization expense during the 12 months ended December 31, 2006.

A change of $10.0 million in the fair value of the property and equipment acquired from McLeodUSA depicted would result in a fluctuation of approximately $1.4 million in depreciation expense during the 12 months ended December 31, 2006.

(g) The decrease in interest expense of $12.7 million represents the following:

•

a decrease of $14.5 million (of which $0.5 million represents amortization of debt issue costs) related to the elimination of historical McLeodUSA interest expense related to McLeodUSA’s pre-merger indebtedness; and

•

an increase of $1.8 million related to the interest expense on the estimated proceeds from PAETEC Holding’s revolving credit facility of $25.0 million as discussed in note (a) to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2007.

(h) The benefit from income taxes of $19.8 million represents the income tax benefit of $8.9 million related to the adjustments to expenses in notes (f) and (g) above, and an income tax benefit of $10.9 million resulting from combining PAETEC’s and McLeodUSA’s historical net loss for the period.

(i) Loss allocated to common stockholders was calculated as follows:

Year Ended December 31, 2006
(in millions)
Net loss	$(59.5)
Less: accretion on PAETEC preferred stock through June 12, 2006	0.3
Less: cumulative PAETEC preferred stock dividends through June 12, 2006	6.9
Less: inducement charge related to the repurchase of PAETEC preferred stock on June 12, 2006	33.8

Loss allocated to PAETEC Holding common stockholders	$(100.5)

The accretion on preferred stock, cumulative preferred stock dividends, and inducement charge treated as a dividend are PAETEC historical amounts relating to PAETEC’s formerly outstanding Series A convertible redeemable preferred stock. As a result of PAETEC’s leveraged recapitalization transaction on June 12, 2006, PAETEC converted or repurchased all of the then outstanding shares of its Series A convertible redeemable preferred stock. As of December 31, 2006, there were no shares of Series A convertible redeemable preferred stock outstanding.

(j) Pro forma basic and diluted loss per share was calculated as follows:

Year Ended December 31, 2006
PAETEC’s weighted average common shares, as converted	51,426,725
US LEC’s weighted average common shares, as converted	31,337,000
McLeodUSA’s weighted average common shares, as converted	39,975,000

PAETEC Holding pro forma weighted average common shares	122,738,725

Pro forma per share data were based on weighted average number of shares of PAETEC common stock that would have been outstanding if the US LEC and McLeodUSA mergers had occurred on January 1, 2006. To compute the average number of shares of PAETEC Holding used in the calculation of PAETEC Holding pro forma basic and diluted loss per share, the number of shares of PAETEC Holding common stock to be issued to former holders of shares of PAETEC common stock as part of the US LEC merger (based on the weighted average number of shares of PAETEC common stock outstanding during the year ended December 31, 2006 and the assumed exchange ratio of 1.623) was added to the number of shares of PAETEC Holding common stock to be issued to former holders of shares of US LEC common stock (based on the weighted average number of shares of US LEC common stock outstanding during the year ended December 31, 2006 and the assumed exchange ratio of 1.000), and the number of shares of PAETEC Holding common stock to be issued to former holders of shares of McLeodUSA stock (based on the weighted averaged number of shares of McLeodUSA common stock outstanding during the year ended December 31, 2006 and the assumed exchange ratio of 1.30).

The number of shares used in computing pro forma diluted earnings per share was equal to that used in computing pro forma basic loss per common share, since the effect of common stock issuable upon the assumed conversion of stock options and warrants computed based on the treasury method was not included in the calculation of diluted loss per common share, as the effect of including these shares would have been anti-dilutive.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2007

(In millions, except share and per share amounts)

	PAETEC Holding Historical (a)	US LEC Historical (b)	US LEC Merger Pro Forma Adjustments		Offering Pro Forma Adjustments			Subtotal	McLeod- USA Historical	McLeodUSA Merger Pro Forma Adjustments			Pro Forma As Adjusted
REVENUE	$752.4	$73.6	—		—			$826.0	$375.4	—			$1,201.4
COST OF SALES (exclusive of depreciation and amortization shown separately below)	353.6	34.6	—		—			388.2	198.3	—			586.5
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	272.0	25.1	—		—			297.1	151.0	—			448.1
RESTRUCTURING COSTS	2.7	1.8	—		—			4.5	(0.1)	—			4.4
DEPRECIATION AND AMORTIZATION	69.3	9.2	(0.2)	(c)	—			78.3	54.0	26.9	(h)		159.2

INCOME (LOSS) FROM OPERATIONS	54.8	2.9	0.2		—			57.9	(27.8)	(26.9)			3.2
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	—	—		—			—	—	—			—
LOSS ON EXTINGUISHMENT OF DEBT	14.1	—	—		—			14.1	—	—			14.1
OTHER (INCOME) LOSS, net	(3.4)	(0.4)	—		—			(3.8)	0.2	—			(3.6)
INTEREST EXPENSE	51.0	3.5	(3.1)	(d)	(0.9)	(e	)	50.5	9.6	(10.2)	(i)		49.9

(LOSS) INCOME BEFORE INCOME TAXES	(6.9)	(0.2)	3.3		0.9			(2.9)	(37.6)	(16.7)			(57.2)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(1.9)	—	1.2	(f)	0.3	(g	)	(0.4)	—	(20.9)	(j)		(21.3)

NET (LOSS) INCOME	$(5.0)	$(0.2)	$2.1		$0.6			$(2.5)	$(37.6)	$4.2			$(35.9)

LOSS ALLOCATED TO COMMON STOCKHOLDERS	$(5.0)								$(37.6)				$(35.9)

LOSS PER COMMON SHARE—BASIC AND DILUTED	$(0.06)								$(1.25)				$(0.26)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	84,792,643								30,000,000		(k	)	136,303,338

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	84,792,643								30,000,000				136,303,338

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2007

(a) Includes results of PAETEC Corp. prior to the closing of the merger with US LEC on February 28, 2007.

(b) Represents results from January 1, 2007 through the closing of the merger with PAETEC Corp. on February 28, 2007.

(c) The decrease in depreciation and amortization expense of $0.2 million represents the elimination of historical US LEC amortization of debt issue costs recorded from January 1, 2007 through the closing of the merger with PAETEC Corp. on February 28, 2007.

(d) The decrease in interest expense of $3.1 million represents the following:

•	an increase of $51.1 million (of which $1.6 million represents amortization of debt issue costs) related to the PAETEC Holding senior secured credit facilities entered into on February 28, 2007;

•

a decrease of $50.7 million (of which $1.5 million represents amortization of debt issue costs) related to the elimination of historical PAETEC interest expense related to PAETEC’s pre-US LEC merger indebtedness; and

•	a decrease of $3.5 million related to the elimination of historical US LEC interest related to US LEC’s pre-merger indebtedness.

Interest expense related to the PAETEC Holding senior secured credit facilities entered into on February 28, 2007 was calculated based on the terms of the facilities using an interest rate of LIBOR plus 3.50%. An assumed LIBOR rate of 4.75% was used in the pro forma interest expense calculation. Actual interest expense in future periods may differ materially from the interest expense presented. A change of 1/8th of a percentage point in the interest rates depicted would result in a fluctuation of approximately $0.7 million in interest expense during the nine months ended September 30, 2007.

(e) The decrease in interest expense of $0.9 million represents a $0.7 million reduction of interest expense related to the senior secured credit facility amendment entered into in connection with the offering of PAETEC’s 9.5% Senior Notes due 2015 and related debt refinancing and a $0.2 million reduction of amortization of debt issuance costs related to these transactions.

Interest expense related to the senior secured credit facility amendment and offering of PAETEC’s senior notes was calculated based on the terms of the facilities and the senior notes using an interest rate of LIBOR plus 2.50% for the facilities and 9.50% for the senior notes. An assumed LIBOR rate of 4.75% was used in the pro forma interest expense calculation. It is not anticipated that interest rates under the facility amendment will differ significantly from currently prevailing rates. Actual interest expense in future periods may differ materially from those presented. A change of 1/8th of a percentage point in the interest rates depicted would result in a fluctuation of approximately $0.7 million in interest expense during the nine months ended September 30, 2007.

(f) The provision for income taxes of $1.2 million represents the income tax benefit from the adjustments to expenses in notes (c) and (d).

(g) The income tax provision of $0.3 million represents the tax effect of the adjustments to interest expense described in note (e).

(h) The increase in depreciation and amortization expense of $26.9 million represents the following:

•

an increase in depreciation expense of $24.7 million for the nine months ended September 30, 2007, based on a write-up of $230.0 million to the carrying value of McLeodUSA’s property and equipment. This write-up to fair value is substantially the result of a previous write-down of these assets in connection with McLeodUSA’s fresh start accounting adjustments at December 31, 2005. A weighted average expected useful life of 7 years was assumed; and

•

an increase in amortization expense of $2.2 million, which represents the adjustment to amortization expense for the nine months ended September 30, 2007, based on acquired fair value of McLeodUSA’s intangible assets of $12.2 million with expected useful lives of 2-5 years.

As the fair values assigned to the property and equipment and intangible assets acquired from McLeodUSA are preliminary in nature, actual depreciation and amortization expense in future periods may differ materially from the depreciation and amortization expense presented. A change of $10.0 million in the fair value of the intangible assets acquired from McLeodUSA depicted would result in a fluctuation of approximately $1.5 million in amortization expense during the nine months ended September 30, 2007.

A change of $10.0 million in the fair value of the property and equipment acquired from McLeodUSA depicted would result in a fluctuation of approximately $1.1 million in depreciation expense during the nine months ended September 30, 2007.

(i) The decrease in interest expense of $10.2 million represents the following:

•

a decrease of $11.6 million (of which $0.8 million represents amortization of debt issue costs) related to the elimination of historical McLeodUSA interest expense related to McLeodUSA’s pre-merger indebtedness; and

•

an increase of $1.4 million related to the interest expense on the estimated proceeds from PAETEC Holding’s revolving credit facility of $25.0 million as discussed in note (a) to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2007.

(j) The benefit from income taxes of $20.9 million represents the income tax benefit of $6.4 million related to the adjustments to expenses in notes (h) and (i) above, and an income tax benefit of $14.5 million resulting from combining PAETEC’s and McLeodUSA’s historical net loss for the period.

(k) Pro forma basic and diluted loss per share was calculated as follows:

Nine Months Ended September 30, 2007
PAETEC Holding’s adjusted weighted average common shares	96,328,338
McLeodUSA’s weighted average common shares, as converted	39,975,000

PAETEC Holding pro forma weighted average common shares	136,303,338

Pro forma per share data were based on weighted average number of shares of PAETEC Holding common stock that would have been outstanding if the McLeodUSA merger had occurred on January 1, 2006. To compute the average number of shares of PAETEC Holding used in the calculation of PAETEC Holding pro forma basic and diluted loss per share, the adjusted weighted average number of shares of PAETEC Holding common stock outstanding during the nine months ended September 30, 2007 were added to the number of shares of PAETEC Holding common stock to be issued to former holders of shares of McLeodUSA stock (based on the weighted averaged number of shares of McLeodUSA common stock outstanding during the nine months ended September 30, 2007 and the assumed exchange ratio of 1.30).

The adjusted weighted average number of shares of PAETEC Holding common stock outstanding during the six months ended September 30, 2007 was derived by taking the historical weighted average number of shares of PAETEC Holding common stock outstanding during the nine months ended September 30, 2007 of 84,792,643 shares and giving effect to shares issued to former holders of shares of PAETEC Corp. and USLEC as part of the US LEC merger based on the applicable exchange ratios, as if those shares had been outstanding for the entire period.

The number of shares used in computing pro forma diluted earnings per share was equal to that used in computing pro forma basic loss per common share since the effect of common stock issuable upon the assumed conversion of stock options and warrants computed based on the treasury method was not included in the calculation of diluted loss per common share, as the effect of including these shares would have been anti-dilutive.

INFORMATION RELATED TO PAETEC SPECIAL MEETING PROPOSALS

PAETEC Merger Share Issuance (Proposal 1)

The stockholders of PAETEC are asked to consider and vote upon a proposal, which we refer to as the “PAETEC merger share proposal,” to approve the issuance of PAETEC common stock by PAETEC to the McLeodUSA stockholders in connection with the merger pursuant to the merger agreement.

Approval of the PAETEC Merger Share Proposal

The affirmative vote of the holders of a majority of the voting power of the shares of PAETEC common stock present in person or represented by proxy at the PAETEC special meeting and entitled to vote on the matter is required to approve the PAETEC merger share proposal.

The board of directors unanimously recommends that the stockholders of PAETEC vote FOR the approval of the PAETEC merger share proposal.

Adjournment Proposal (Proposal 2)

The stockholders of PAETEC are asked to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of approval of the PAETEC merger share proposal. If a quorum is not present at the PAETEC special meeting, PAETEC stockholders may be asked to vote on the proposal to adjourn the PAETEC special meeting to solicit additional proxies. If a quorum is present at the PAETEC special meeting, but there are not sufficient votes at the time of the special meeting to approve the proposal, PAETEC stockholders may also be asked to vote on the proposal to approve the adjournment of the special meeting to permit further solicitation of proxies in favor of the PAETEC merger share proposal.

Approval of the Adjournment Proposal

The affirmative vote of the holders of a majority of the voting power of the shares of PAETEC common stock present in person or represented by proxy at the PAETEC special meeting and entitled to vote on the matter is required to approve the adjournment proposal.

The board of directors unanimously recommends that the stockholders of PAETEC vote FOR the approval of the adjournment proposal.

MANAGEMENT OF PAETEC HOLDING AFTER THE MERGER

Directors

Size and Composition of Board of Directors

PAETEC’s board of directors currently consists of nine directors. The size of the board of directors is determined by resolution of the board of directors, subject to requirements of the restated certificate of incorporation and amended and restated bylaws.

Under the restated certificate of incorporation and amended and restated bylaws, the number of directors constituting the entire board of directors may not be less than four nor more than 15 directors, except that, under the amended and restated bylaws, until February 28, 2010, which is the third anniversary of the merger date for the combination of PAETEC Corp. and US LEC:

•

the number of “continuing PAETEC directors” serving on the PAETEC Holding board of directors will be maintained at six and the number of “continuing US LEC directors” (each as defined below) serving on the PAETEC Holding board of directors will be maintained at three;

•

the ratio of continuing PAETEC directors to continuing US LEC directors serving on each committee of the PAETEC Holding board of directors, other than the committee of the PAETEC Holding board of directors constituted solely of continuing PAETEC directors (referred to as the “continuing PAETEC directors committee”) and the committee of the PAETEC Holding board of directors constituted solely of continuing US LEC directors (referred to as the “continuing US LEC directors committee”), will be maintained at a two-to-one ratio;

•

all vacancies on the PAETEC Holding board of directors or board committee created by the cessation of service of a continuing PAETEC director for any reason will be filled by a nominee designated to the PAETEC Holding board of directors by the continuing PAETEC directors committee; and

•

all vacancies on the PAETEC Holding board of directors or board committee created by the cessation of service of a continuing US LEC director for any reason will be filled by a nominee designated to the PAETEC Holding board of directors by the continuing US LEC directors committee.

The terms “continuing PAETEC directors” and “continuing US LEC directors” for these purposes mean, respectively, the directors of PAETEC Corp. or US LEC who were appointed or designated to serve as directors of PAETEC Holding as set forth in the PAETEC Corp. and US LEC merger agreement and any other directors of PAETEC Holding who take office after the date of the US LEC merger agreement and before February 28, 2010 who are nominated or designated to the PAETEC Holding board of directors by the continuing PAETEC directors committee or the continuing US LEC directors committee, as applicable.

Until February 28, 2010, any amendments relating to the foregoing PAETEC Holding board and committee representation rights of the continuing PAETEC directors and continuing US LEC directors or any increase in the number of directors that constitute the full PAETEC Holding board of directors that are (1) made by the PAETEC Holding board of directors will require, in addition to any other requirements provided for in the PAETEC Holding restated certificate of incorporation, the approval of the continuing PAETEC directors committee and the continuing US LEC directors committee or (2) made by the PAETEC Holding stockholders will require, in addition to any other requirements provided for in the restated certificate of incorporation, the affirmative vote of the holders of at least 75% in voting power of PAETEC Holding’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

The restated certificate of incorporation provides that the PAETEC board of directors is to be divided into three classes of directors, with the classes to be as nearly equal in number as possible.

The restated certificate of incorporation provides that during any period in which the holders of any series of preferred stock have the right to elect additional directors as provided by law or the restated certificate of incorporation, the then otherwise total authorized number of directors of PAETEC will automatically be increased by such specified number of directors, and the holders of such preferred stock will be entitled to elect the additional directors so provided for or fixed by the restated certificate of incorporation.

Classification

The restated certificate of incorporation provides that the PAETEC board of directors will be divided into three classes of directors, other than those with respect to directors who may be elected exclusively by holders of any outstanding series of preferred stock. The three classes, which are required to be as nearly equal in number as possible, are designated Class I, Class II and Class III. As a result, approximately one-third of the board of directors will be elected each year. At the annual meeting of stockholders in December 2007, the term of the Class I directors will expire and the Class I directors will be elected for a full term of three years. At the annual meeting of stockholders in 2008, the term of the Class II directors will expire and the Class II directors will be elected for a full term of three years. At the annual meeting of stockholders in 2009, the term of the Class III directors will expire and the Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Continuing Directors

The current directors of PAETEC will remain as directors following the completion of the merger. In addition, at the effective time of the merger, in accordance with the merger agreement and a board membership agreement to be entered into by PAETEC, the Wayzata funds and the Fidelity funds, PAETEC will take such action as may be necessary to cause an individual designated by the Wayzata funds to be elected or appointed as a PAETEC director with a term expiring at PAETEC’s annual meeting of stockholders in 2009. In addition, the Fidelity funds will be permitted to designate an individual to participate in meetings of PAETEC’s board of directors as an observer. The Wayzata funds have not yet designated an individual to be elected or appointed to the PAETEC board of directors, and the Fidelity funds have not yet designated board observer.

Information concerning each of the continuing directors as of September 30, 2007 is presented below.

Class I Directors

Name	Age	Positions
H. Russell Frisby	56	Director
James A. Kofalt	65	Director
Michael C. Mac Donald	54	Director

H. Russell Frisby, Jr. has served as a director of PAETEC Holding since February 2007 and as a director of PAETEC Corp. since January 2007. Mr. Frisby has been the partner-in-charge of the Telecom Group of Fleischman and Walsh, L.L.P., a law firm, since March 2006, when he joined the firm. Mr. Frisby’s legal practice focuses on regulatory and corporate matters affecting entities in the communications, energy and technology areas, and for over 20 years he has represented clients in a wide variety of proceedings before the FCC, state utility commissions and federal courts. Before joining Fleischman and Walsh, Mr. Frisby was a partner with Kirkpatrick & Lockhart Nicholson Graham LLP, a law firm, beginning in April 2005. From February 1998 to March 2005, Mr. Frisby was the President, Chief Executive Officer and Acting Chief Legal Officer of the Competitive Telecommunications Association (CompTel) and, before his service in that position, served as Chairman of the Maryland Public Service Commission. Mr. Frisby holds a B.A. degree from Swarthmore College and a J.D. degree from Yale Law School.

James A. Kofalt has served as a director of PAETEC Holding since February 2007 and as a director of PAETEC Corp. since September 1999. From 1995 until he joined the PAETEC board, Mr. Kofalt served as the chairman of the board of directors of Campuslink Communications Systems, Inc., a company that developed and operated telecommunications systems on college and university campuses and that was acquired by PAETEC

Corp. in September 1999. In 1995, Mr. Kofalt founded and currently serves as President of KOCOM Communications, Inc., a telecommunications investment company. He also served as chairman of the board of directors of Classic Communications, Inc., a cable operator, before that company filed for protection from creditors under Chapter 11 of the United States bankruptcy code in November 2001. Classic Communications emerged from bankruptcy in January 2003 and currently does business as Cebridge Connections. From 1976 to 1994, Mr. Kofalt held various management positions with Cablevision Systems Corporation, a provider of cable television services, including President, Chief Operating Officer and director. Mr. Kofalt received his B.S. degree from The United States Military Academy at West Point.

Michael C. Mac Donald has served as a director of PAETEC Holding since February 2007. Mr. Mac Donald served as a director of US LEC from April 2003 to February 2007. Mr. Mac Donald has held various sales and marketing positions with Xerox Corporation, a provider of document management technology and services, since joining that company in 1977. Since October 2004, he has served as president of Global Accounts and Marketing Operations for Xerox, which is responsible for directing that company’s largest global accounts, improving the customer experience, corporate marketing, Xerox.com, advertising, worldwide public relations and marketing communications. Mr. Mac Donald is a director of Medifast, Inc. which is engaged in the production, distribution, and sale of weight loss products. He also serves on the boards of directors of the Rochester Institute of Technology, the U.S. Chamber of Commerce and the Jimmy V Foundation, and on the board of overseers of Rutgers University. In addition, Mr. Mac Donald is a member of the CMO Council North American Advisory Board.

Class II Directors

Name	Age	Positions
Tansukh V. Ganatra	64	Director
William R. McDermott	46	Director
Mark Zupan	48	Director

Tansukh V. Ganatra has served as a director of PAETEC Holding since February 2007. Mr. Ganatra co-founded US LEC in June 1996, served as a director of US LEC from June 1996 to February 2007 and served as interim Chief Executive Officer of US LEC from November 2006 to February 2007. He served as Chief Executive Officer and Vice Chairman of the board of directors of US LEC from July 1999 until his retirement in December 2001. Mr. Ganatra also served as President and Chief Operating Officer of US LEC from June 1996 until July 1999. From 1987 to 1997, Mr. Ganatra held various positions with ACC Corp., an international telecommunications company in Rochester, New York, including service as its President and Chief Operating Officer. Before joining ACC Corp., Mr. Ganatra held various positions during a 19-year career with Rochester Telephone Corporation, now known as Frontier Communications Corporation, a subsidiary of Citizens Communications Company, culminating with the position of Director of Network Engineering.

William R. McDermott has served as a director of PAETEC Holding since February 2007 and as a director of PAETEC Corp. since March 2004. Mr. McDermott is the President and Chief Executive Officer of SAP America, Inc., a subsidiary of SAP AG, a provider of business software solutions. Mr. McDermott serves on the board of directors of the Welfare to Work Partnership, a non-partisan, Washington-based organization. Before joining SAP, Mr. McDermott served as the Executive Vice President, Worldwide Sales Operations of Siebel Systems, a business software provider, as President of Gartner, Inc., a provider of research and analysis on the information technology industry, and on the boards of directors of two subsidiaries of Xerox Corporation. Mr. McDermott received an M.B.A. degree from the J.L. Kellogg Graduate School of Management at Northwestern University, and completed the Executive Development Program at the University of Pennsylvania’s Wharton Graduate School of Management. In addition, Mr. McDermott received a B.S. degree in business administration from Dowling College.

Mark Zupan has served as a director of PAETEC Holding since February 2007 and as a director of PAETEC Corp. since May 2006. Mr. Zupan is dean of the William E. Simon Graduate School of Business Administration at the University of Rochester, a position which he has held on a full-time basis since January 1, 2004. Mr. Zupan previously served as dean and professor of economics at the University of Arizona’s Eller College of

Management from 1997 to 2003. Before his appointment at Arizona, Mr. Zupan taught at the University of Southern California’s Marshall School of Business, where he also served as associate dean of master degree programs. He was a teaching fellow in Harvard’s Department of Economics while pursuing his doctoral studies at the Massachusetts Institute of Technology, and has been a visiting faculty member at the Amos Tuck School of Business Administration at Dartmouth College. Mr. Zupan holds a B.A. degree in economics from Harvard University and a Ph.D. in economics from the Massachusetts Institute of Technology.

Class III Directors

Name	Age	Positions
Arunas A. Chesonis	45	Chairman of the Board, President and Chief Executive Officer
Richard T. Aab	58	Vice Chairman of the Board of Directors
Keith M. Wilson	40	Executive Vice President and Chief Financial Officer, Director

Richard T. Aab has served as Vice Chairman of the Board of Directors of PAETEC Holding since February 2007. Mr. Aab co-founded US LEC in June 1996 and served as its Chairman of the Board of Directors from June 1996 to February 2007. He served as Chief Executive Officer from June 1996 until July 1999. In 1982, Mr. Aab co-founded ACC Corp., an international telecommunications company in Rochester, New York. Between 1982 and 1997, he held various positions with ACC, including Chairman of the Board, Chief Executive Officer, President and director. Also during that period, he served as Chairman and director of ACC’s international subsidiaries in Canada, ACC TelEnterprises, Ltd., and the United Kingdom, ACC Long Distance UK Ltd. Mr. Aab is a member of the Board of Trustees of the University of Rochester, the University of Rochester Medical Center, Rochester Institute of Technology and several private corporate entities. Mr. Aab holds a B.S. degree in Economics from Clarkson University.

Arunas A. Chesonis has served as Chairman of the Board, President and Chief Executive Officer of PAETEC Holding since August 2006. Mr. Chesonis has served as Chairman of the Board, President and Chief Executive Officer of PAETEC Corp., of which he was the founder, since its formation in May 1998 and as Chairman of the Board, President and Chief Executive Officer of its principal operating subsidiary, PAETEC Communications, Inc., since July 1998. Mr. Chesonis was appointed as President of ACC Corp. in February 1994 and was elected to its board of directors in October 1994. Mr. Chesonis joined ACC in May 1987 as Vice President of Operations for the U.S. business unit and was named President of ACC Long Distance Corp. in January 1989. Mr. Chesonis also served as President of ACC’s Canadian operations and Managing Director of ACC’s U.K. enterprise. Before he joined ACC, Mr. Chesonis held several positions within Rochester Telephone Corporation, now known as Frontier Communications Corporation, a subsidiary of Citizens Communications Company. Mr. Chesonis holds a B.S. degree in Civil Engineering from the Massachusetts Institute of Technology and an M.B.A. degree from the Simon School of the University of Rochester.

Keith M. Wilson has served as a director and as Executive Vice President and Chief Financial Officer of PAETEC Holding since August 2006. Mr. Wilson has served as Executive Vice President and Chief Financial Officer of PAETEC Corp. and PAETEC Communications, Inc. since January 2001, and as a director of PAETEC since March 2006. From June 1999 until January 2001, Mr. Wilson served as Vice President and head of the Telecommunications Finance Group at Union Bank of California, where he focused on sourcing and providing capital for telecommunications services companies in the wireline, wireless and data services markets. From March 1998 until May 1999, Mr. Wilson was a Vice President of Merchant Banking and head of Syndicated Finance for First Dominion Capital, based in New York. Mr. Wilson also has held positions with NationsBank from September 1996 until March 1998, Bank of Boston and Fleet Bank. Mr. Wilson serves on the Board of Directors of the Rochester Philharmonic Orchestra. He received a B.A. degree in Political Science from Dickinson College, where he was a Nisbet Scholar, and a M.A. degree in Asian Studies from the University of Michigan.

Board Committees

In addition to the continuing PAETEC directors committee and the continuing US LEC directors committee described above, the board of directors has a standing audit committee and a standing compensation committee.

Audit Committee. The audit committee, which was first constituted immediately before the completion of the US LEC merger and, accordingly, held no meetings during 2006, has consisted since its initial constitution of Mr. Zupan, who serves as chairman, Mr. Ganatra and Mr. Kofalt. The board of directors has determined that each member of the audit committee is an “independent director” eligible for audit committee service under the NASDAQ Marketplace Rules, which are the rules applicable to companies with a class of securities listed on The NASDAQ Stock Market. The board of directors also has determined that Mr. Zupan is an “audit committee financial expert,” as that term is defined in Item 401(h)(2) of the SEC’s Regulation S-K, based on Mr. Zupan’s experience described above, and is “independent” of management within the meaning of the NASDAQ Marketplace Rules.

The audit committee is responsible, among its other duties and responsibilities, for engaging, overseeing, evaluating and replacing the company’s independent registered public accounting firm, pre-approving all audit and non-audit services by the independent registered public accounting firm, reviewing the scope of the audit plan and the results of each audit with management and the independent registered public accounting firm, reviewing the internal audit function, reviewing the adequacy of the company’s system of internal accounting controls and disclosure controls and procedures, reviewing the financial statements and other financial information included in the company’s annual and quarterly reports filed with the SEC, and exercising oversight with respect to the company’s code of conduct and other policies and procedures regarding adherence with legal requirements. The audit committee’s duties and responsibilities are set forth in its charter, which is available on the company’s web site at www.paetec.com.

Compensation Committee. The compensation committee, which was first constituted immediately before the completion of the merger and, accordingly, held no meetings during 2006, has consisted since its initial constitution of Mr. McDermott, who serves as chairman, Mr. Frisby and Mr. Mac Donald. The board of directors has determined that each member of the compensation committee is an “independent director” eligible for compensation committee service under the NASDAQ Marketplace Rules.

The compensation committee is responsible for establishing the compensation and benefits of the company’s chief executive officer and the other executive officers, monitoring compensation arrangements for executives for consistency with corporate objectives and stockholders’ interests, reviewing and recommending compensation paid to the company’s directors and administering the company’s equity compensation plans. The compensation committee’s duties and responsibilities are set forth in its charter, which is available on the company’s web site at www.paetec.com. To date, the compensation committee has not delegated any of its responsibilities, although, pursuant to its charter, the committee may delegate its authority to members of the committee.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was an officer or employee of PAETEC or any subsidiary of PAETEC during 2006. There are no interlock relationships as defined in the applicable SEC rules.

Director Independence

PAETEC has identified the following directors as independent directors within the meaning of Rule 10-A3(b)(1) under the Securities Exchange Act and Rule 4200(a)(15) of the NASDAQ Marketplace Rules: Messrs. Frisby, Ganatra, Kofalt, Mac Donald, McDermott and Zupan.

In determining the independence of these individuals, PAETEC considered applicable NASDAQ Marketplace Rules and SEC rules and a variety of other factors, including the following: with respect to Mr. Kofalt, payments made before 2001 by PAETEC Corp. to affiliates of Mr. Kofalt for specified services; and with respect to Mr. Ganatra, his status as a co-founder of US LEC, his service before 2002 as an executive officer of US LEC, his prior consulting arrangements with US LEC, and his service from November 2006 to February 2007 as interim Chief Executive Officer of US LEC.

In accordance with the NASDAQ Marketplace Rules, because PAETEC does not have a nominating committee, director nominees must either be selected, or recommended for the board’s selection, by a majority of the independent directors, as defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Other than the directors identified above as such independent directors, the board of directors has not identified any additional directors serving on the PAETEC board of directors as independent directors for these purposes.

Compensation of Directors

Before completion of the US LEC merger on February 28, 2007, the sole director of PAETEC Holding did not receive any compensation. Following completion of the merger, and thus beginning February 28, 2007, the board of directors approved the following policies relating to the compensation of directors. Directors who are also PAETEC officers or employees would not receive any additional compensation for serving on PAETEC’s board of directors or any of its committees. Each non-employee director would be entitled for his board service to annual fees of $50,000, which would be payable in cash in four equal quarterly installments in arrears. In addition, Mr. Ganatra would be entitled to participate in PAETEC’s health insurance plan in which PAETEC covers a portion of the expenses. Directors would be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their board service.

In October 2007, the compensation committee of the board of directors recommended, and the board of directors approved, the following revised policies relating to the compensation of directors for their service on the board of directors and its committees. Under the new policies, the audit committee chairman will receive annual cash fees of $80,000 and an annual grant of stock options for 10,000 shares of common stock and restricted stock units for 10,000 shares of common stock. The other audit committee members will receive annual cash fees of $60,000 and an annual grant of stock options for 7,000 shares of common stock and restricted stock units for 7,000 shares of common stock. The compensation committee chairman will receive annual cash fees of $70,000 and an annual grant of stock options for 8,000 shares of common stock and restricted stock units for 8,000 shares of common stock. The other compensation committee members will receive annual cash fees of $50,000 and an annual grant of stock options for 5,000 shares of common stock and restricted stock units for 5,000 shares of common stock. The Vice Chairman is entitled for his board service to annual cash fees of $70,000 and an annual grant of stock options for 8,000 shares of common stock and restricted stock units for 8,000 shares of common stock. Directors who are also PAETEC employees do not receive any additional compensation for serving on PAETEC’s board of directors of any of its committees. Each of the foregoing annual equity grants for 2007 was made on October 16, 2007.

All cash fees are payable in four equal quarterly installments in arrears. All equity grants will vest with respect to one-third of the underlying shares of common stock on each of the first, second and third anniversaries of the grant date.

The compensation committee also recommended making a one-time grant of restricted stock units for 40,000 shares of common stock to Mr. Mac Donald to put Mr. Mac Donald in a position comparable to that of the other non-employee directors with respect to receipt of equity-based compensation for service on the board of directors and its committees. Mr. Mac Donald received this one-time grant on October 16, 2007.

Executive Officers Who Are Not Directors

The senior management of PAETEC will remain unchanged following the completion of the merger. Arunas A. Chesonis will continue to serve as PAETEC’s Chairman of the Board, President and Chief Executive Officer, and the other executive officers of PAETEC will continue to serve in their current positions. In addition to the directors described above who serve as executive officers of PAETEC, as of September 30, 2007, the following individuals also serve as executive officers of PAETEC:

Edward J. Butler, Jr., age 47, has served as Executive Vice President and Chief Operating Officer of PAETEC Holding since February 2007. Mr. Butler has served as the Chief Operating Officer of PAETEC Communications since January 2006, and before that he served as Co-Chief Operating Officer beginning in September 2003. Mr. Butler joined PAETEC Communications as a member of the founding officer team in 1998 in the role of President-Wholesale Markets and, in May 2002, his role was expanded to President- Wholesale

Markets/Network Services. He possesses more than 20 years of experience in the telecommunications industry. Before joining PAETEC, Mr. Butler served ACC Communications for more than a decade in a number of executive and managerial positions. Mr. Butler serves on the Comptel Alliance CEO Council and is Chairman for Compeer West, a not-for-profit United Way mentoring agency in Western New York.

Charles E. Sieving, age 35, has served as Executive Vice President, General Counsel and Secretary of PAETEC Holding since February 2007. Mr. Sieving was associated with Hogan & Hartson L.L.P., an international law firm, from October 1998 to February 2007 and served as a partner of that firm from January 2005 to February 2007.

Algimantas K. Chesonis, age 41, has served as Senior Vice President, Chief Accounting Officer and Controller of PAETEC Holding since March 2007. Mr. Chesonis has served as Senior Vice President and Controller of PAETEC Corp. and PaeTec Communications since August 2004. Mr. Chesonis served as Vice President of Finance and Controller of PAETEC Communications from July 1998 to August 2004. In his capacity as Senior Vice President and Controller, Mr. Chesonis has been responsible for all aspects of accounting and financial reporting. Mr. Chesonis previously served as Director of Public Reporting for US Foodservice, Inc. and Audit Manager for PriceWaterhouse, LLP.

Robert D. Moore, Jr., age 39, has served as the Senior Vice President and Chief Information Officer of PAETEC Holding since February 2007. Mr. Moore served in those positions with PAETEC Communications since December 2005. Before assuming that position, he served as Senior Vice President-Information Technology from August 2004 and, beginning in 1998, in various other roles with PAETEC Communications. In his capacity as Senior Vice President and Chief Information Officer, Mr. Moore has been responsible for overseeing operating support systems, systems operations and engineering, and applications development and deployment. Mr. Moore possesses more than 14 years of experience in the telecommunications industry and was employed by ACC Communications before joining PAETEC Communications.

Executive Compensation

Compensation Committee Report

The compensation committee of the PAETEC board of directors has reviewed and discussed the compensation discussion and analysis included in this proxy statement/prospectus with PAETEC’s management and, based on that review and discussion, recommended to the board of directors that the compensation discussion and analysis be included in this proxy statement/prospectus.

By the Compensation Committee

William R. McDermott, Chair
H. Russell Frisby, Jr.
Michael C. Mac Donald

Compensation Discussion and Analysis

Overview. PAETEC Holding Corp. was formed in August 2006 for purposes of holding both PAETEC Corp. and US LEC Corp. as wholly-owned subsidiaries following completion of the business combination by merger of those two companies. Before completion of the US LEC merger on February 28, 2007, PAETEC Holding was a newly formed company with no operations. PAETEC Holding did not constitute its board of directors or establish a compensation committee as required under the NASDAQ Marketplace Rules until the completion of the US LEC merger, when it appointed Messrs. McDermott, Frisby and Mac Donald to the compensation committee. In accordance with the US LEC merger agreement and PAETEC’s amended and restated bylaws, Messrs. McDermott and Frisby are directors designated by PAETEC and Mr. Mac Donald is a director designated by US LEC. Although the board of directors of PAETEC approved the PAETEC Holding 2007 Omnibus Incentive Plan in connection with the US LEC merger, the philosophy and objectives of PAETEC’s compensation programs have not yet been determined. The formulation of PAETEC’s compensation philosophy and objectives and the adoption and implementation of PAETEC’s compensation programs will be undertaken by the compensation committee.

As of the date of this proxy statement/prospectus, the only action taken by the compensation committee with respect to executive compensation since the completion of the merger has been to approve the 2007 annual cash bonus plan structure and goals for PAETEC’s executive officers, including the named executive officers included in the tables below. Other than as a result of this action, PAETEC Holding has maintained PAETEC Corp.’s compensation structure and policies. The compensation amounts presented in the compensation tables below represent compensation amounts paid by PAETEC Corp. with respect to its executive officers. Such amounts may not be indicative of future compensation that PAETEC Holding will award to its executive officers.

Incentive Plans. PAETEC expects that the compensation committee will approve equity incentive awards to its executive officers pursuant to the 2007 Omnibus Incentive Plan. In negotiating the US LEC merger agreement, PAETEC Corp. and US LEC agreed that the adoption of an equity plan for PAETEC Holding at the closing of the US LEC merger would facilitate implementation of PAETEC’s future compensation programs. The 2007 Omnibus Incentive Plan was approved by the directors of PAETEC Corp. and US LEC with a view to providing PAETEC’s compensation committee, as administrator of the plan, with the maximum flexibility to structure compensation programs that are consistent with PAETEC’s overall goals and strategic direction and that provide a wide range of incentives to encourage and reward superior performance. The plan’s purpose is to provide incentives to PAETEC’s named executive officers and other employees to expend their maximum effort to improve the company’s operating results primarily by giving plan participants an opportunity to acquire or increase a direct proprietary interest in PAETEC’s future success through their ownership of common stock. A total of 10,000,000 shares of PAETEC common stock are available for issuance under the plan in connection with equity awards. The plan also provides for the grant of performance incentives in the form of cash-based awards.

In administering the plan, the compensation committee has the discretion to determine, for each award period, the portion of each named executive officer’s total compensation that will consist of awards under the plan, the mix of short-term and long-term incentives represented by the awards, the allocation of the awards between equity and cash-based incentives, the forms of the equity awards, and the service-based requirements and performance goals the officer will have to satisfy to receive payment under the awards. PAETEC expects that a portion of each named executive officer’s future total compensation will be delivered in the form of equity in order to align the officer’s interests with the interests of PAETEC’s stockholders. The compensation committee is authorized to make equity awards in the form of stock options, stock appreciation rights, restricted stock and restricted stock units, dividend equivalent rights, performance shares and performance units. The committee’s compensation philosophy will determine the manner in which it exercises its discretion to structure equity awards to achieve the plan’s purpose. All forms of equity awards other than performance shares and units will vest either on the basis of the named executive officer’s satisfaction of performance goals established by the compensation committee or on the basis of the passage of time and the officer’s continued employment. Awards of performance shares and performance units will pay out only if the named executive officer meets specific performance goals established by the committee.

PAETEC expects that a portion of the cash compensation of each PAETEC named executive officer will be performance-based and paid in the form of annual executive incentive bonuses under the company’s annual cash bonus plan. The annual cash bonus plan contemplates that any bonuses or other cash-based awards under the plan will reward the officer for contributions to the company’s achievement of financial success as measured by the attainment of one or more of the types of performance goals listed in the plan. Those performance goals may include, among others, net income, operating earnings, earnings per share, earnings before interest, taxes, depreciation or amortization, or “EBITDA,” sales or revenue growth, return on assets or other return measures, cash flow, market share and working capital targets. The compensation committee approved performance goals under the annual cash bonus plan for the 2007 fiscal year for some of the named executive officers in May 2007 and for other named executive officers in August 2007. The performance goals set by the compensation committee for these individuals for fiscal year 2007 relate to the achievement of specified EBITDA and customer satisfaction targets. In general, in establishing the goals for any award, the compensation committee has the discretion to determine the achievement of the goals on a consolidated basis or with respect to specified subsidiaries or business units, as well as to compare the performance goals against the company’s business plan for the designated period, the performance of a group of comparative companies, a published index, or a special index approved by the committee.

Impact of Accounting and Tax Treatments on Executive Compensation. PAETEC is required to accrue awards paid to its executive officers as an expense when earned by the officer. SFAS 123R requires PAETEC to recognize compensation expense within its income statement for all share-based payment arrangements, which will include most of the equity awards under the 2007 Omnibus Incentive Plan. The expense will be based on the grant-date fair value of the equity awards granted and, in most cases, will be recognized ratably over the requisite service period.

Section 162(m) of the Internal Revenue Code limits public companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and, pursuant to recent interpretations by the Internal Revenue Service, the three most highly compensated executive officers determined at the end of each year. Performance-based compensation is excluded from this limitation. The new incentive plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

Retroactive Adjustment of Share Amounts and Exercise Prices

Pursuant to the combination by merger of PAETEC Corp. and US LEC Corp. on February 28, 2007, each outstanding share of Class A common stock of PAETEC Corp. was converted into the right to receive 1.623 shares of the common stock of PAETEC Holding and each outstanding share of US LEC Class A common stock was converted into the right to receive 1.000 share of PAETEC Holding common stock. At the effective time of the US LEC merger on February 28, 2007, each then outstanding option, warrant or other right to acquire common stock of PAETEC Corp. or US LEC, whether or not vested or exercisable at that time, was assumed by PAETEC Holding and converted into an option, warrant or other right, as applicable, to purchase PAETEC Holding common stock on the same terms and conditions applicable to such option, warrant or right in effect before the merger, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and (to the extent applicable) the per share exercise price of, the option, warrant or other right were adjusted based on the applicable exchange ratio. All share amounts and exercise prices set forth in this Executive Compensation section have been retroactively adjusted to give effect to these transactions as if they had occurred at the beginning of the periods presented.

Summary Compensation Table

The following summary compensation table shows the compensation paid for 2006 to PAETEC Corp.’s chief executive officer, chief financial officer and each of PAETEC Corp.’s other three most highly compensated executive officers for 2006. We refer to these five executive officers in this proxy statement/prospectus as the “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($)		Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Arunas A. Chesonis	2006	500,000	2,500,000	421,914		144,211	245,000	4,400	3,815,525
Chairman, President and Chief Executive Officer

Edward J. Butler	2006	330,000	500,000	421,914	(5)	115,371	168,168	4,400	1,539,853
Executive Vice President and Chief Operating Officer

Keith M. Wilson	2006	330,000	500,000	421,914	(5)	28,842	161,700	4,400	1,446,856
Executive Vice President and Chief Financial Officer

John P. Baron	2006	250,000	200,000	202,988	(5)	115,371	84,375	4,400	857,134
Chief Marketing and Training Officer

Jeffrey L. Burke	2006	250,000	100,000	140,638	(5)	211,332	81,150	4,400	787,520
Executive Vice President, Strategic Markets

(1)	Represents retention bonuses paid in connection with PAETEC’s June 2006 leveraged recapitalization.
(2)	Represents the compensation cost of option awards recognized by PAETEC in 2006, as computed in accordance with SFAS 123R, other than the exclusion of any estimates of forfeitures relating to service-based vesting. For a discussion of the assumptions used in this valuation, see Note 10 to PAETEC’s consolidated financial statements as of and for the year ended December 31, 2006 appearing elsewhere in this proxy statement/prospectus.
(3)	Represents total cash awards paid pursuant to the PAETEC Annual 2006 Bonus Plan, which were paid on August 18, 2006 and February 16, 2007.
(4)	The amounts shown consist of matching contributions by PAETEC pursuant to its 401(k) savings and retirement plan. The incremental cost of perquisites is less than the $10,000 minimum required for disclosure.
(5)	PAETEC Corp. did not recognize any compensation cost during 2006 for the restricted stock awards granted to Messrs. Butler, Wilson, Baron and Burke in August 2006 because the terms of these restricted stock units provided that, if the US LEC merger had not occurred before the outside date specified in the US LEC merger agreement, as amended from time to time, or if the US LEC merger agreement was otherwise terminated prior to such date, the restricted stock units would have expired without delivery of any of the shares subject to the stock units. Because the merger was completed on February 28, 2007, PAETEC has since begun to recognize compensation expense on these awards. The amounts shown represent the compensation cost of stock awards recognized by PAETEC in 2006, as computed in accordance with SFAS 123R, other than the exclusion of any estimate of forfeitures relating to service-based vesting. For a discussion of the assumptions used in this valuation, see Note 10 to PAETEC’s consolidated financial statements as of and for the year ended December 31, 2006 appearing elsewhere in this proxy statement/prospectus.

Grants of Plan-Based Awards Table

The following table presents information with respect to the grants of plan-based awards by PAETEC Corp. to the named executive officers during 2006:

Name	Grant Date	Date of Board of Directors Approval (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Target) ($) (2)	All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock and Option Awards ($)(5)
Arunas A. Chesonis	6/12/06	6/7/06	248,500	973,800	(3)	2,280,000

Edward J. Butler	6/12/06 8/11/06	6/7/06 8/10/06	164,010 —	973,800 210,990	(3) (4)	2,280,000 906,100

Keith M. Wilson	6/12/06 8/11/06	6/7/06 8/10/06	164,010 —	973,800 178,530	(3) (4)	2,280,000 766,700

John P. Baron	6/12/06 8/11/06	6/7/06 8/10/06	87,500 —	324,600 37,329	(3) (4)	760,000 160,310

Jeffrey L. Burke	6/12/06 8/11/06	6/7/06 8/10/06	87,500 —	324,600 64,920	(3) (4)	760,000 278,800

(1)	The restricted stock units granted pursuant to the PAETEC Corp. Executive Incentive Plan in connection with PAETEC Corp.’s June 2006 leveraged recapitalization were approved by the PAETEC Corp. board of directors on June 7, 2006 subject to consummation of the recapitalization, which occurred on June 12, 2006. The restricted stock units granted pursuant to the PAETEC Corp. 2001 Stock Option and Incentive Plan in connection with the proposed US LEC merger was approved by the PAETEC Corp. board of directors on August 10, 2006 subject to execution of the US LEC merger agreement, which occurred as of August 11, 2006.
(2)	Of this amount, $96,250 and $148,750 were paid to Mr. Chesonis, $69,933 and $98,175 were paid to Mr. Butler, $63,525 and $98,175 were paid to Mr. Wilson, $31,250 and $53,125 were paid to Mr. Baron, and $31,250 and $49,900 were paid to Mr. Burke on August 18, 2006 and February 16, 2007, respectively, in accordance with the PAETEC Annual 2006 Bonus Plan. These amounts are reflected in the Summary Compensation Table above. The PAETEC Annual 2006 Bonus Plan did not provide for a threshold amount and the target amount represents the maximum payable pursuant to the plan.
(3)	Represents restricted stock units granted pursuant to the PAETEC Corp. Executive Incentive Plan.
(4)	Represents restricted stock units granted pursuant to the PAETEC Corp. 2001 Stock Option and Incentive Plan.
(5)	Represents the grant date fair value of stock unit awards granted during 2006, computed in accordance with SFAS 123R.

Narrative Discussion to the Summary Compensation Table and Grants of Plan-Based Awards Table

Severance Agreements. For a discussion of PAETEC Corp.’s senior officer confidentiality, nonsolicitation, noncompetition and severance agreements that were entered into with each of the named executive officers in March 2003 and assumed by PAETEC Holding upon completion of the US LEC merger, see “Narrative Disclosure of Termination and Change in Control Payments” below.

June 2006 Restricted Stock Units. In June 2006, Messrs. Chesonis, Butler and Wilson each received restricted stock units for 973,800 shares of PAETEC Corp. Class A common stock and Messrs. Baron and Burke each received restricted stock units for 324,600 shares of PAETEC Corp. Class A common stock. The restricted stock units vest with respect to all shares subject to the units on the third anniversary of the date of grant, subject to acceleration based upon various termination events, as discussed below. The vesting of each executive’s restricted stock units will continue during the period of the non-competition covenant set forth in the executive’s senior officer confidentiality, nonsolicitation, noncompetition and severance agreements, provided that the executive continues to comply with the covenant. See “Narrative Disclosure of Termination and Change in Control Payments” below.

August 2006 Restricted Stock Units. Messrs. Butler, Wilson, Baron and Burke received restricted stock units for 210,990, 178,530, 37,329 and 64,920 shares, respectively, of PAETEC Corp. Class A common stock in connection with PAETEC Corp.’s execution of the merger agreement with US LEC in August 2006. The terms of these restricted stock units provided that, if the US LEC merger had not occurred before the outside date specified in the US LEC merger agreement, as amended from time to time, or if the US LEC merger agreement was otherwise terminated before such date, the restricted stock units would have expired without delivery of any of the shares subject to the stock units. The restricted stock units will vest with respect to all shares subject to the units on the fourth anniversary of the date of grant.

Annual 2006 Bonus Plan. PAETEC Corp. maintained an annual non-equity bonus plan for the benefit of its corporate officers, including the named executive officers, and all full-time and part-time non-commissioned employees of the company and its subsidiaries. Under the plan, annual financial and operating performance targets were established to determine a company bonus percentage and a maximum company bonus pool for the year. For 2006, these financial and operating performance targets included revenue, earnings before interest, taxes, depreciation and amortization, and other specified items, and capital budget targets.

A standard bonus percentage for each corporate officer, including the named executive officers, was calculated by multiplying the company bonus percentage by a multiple that was based on the executive’s employment classification level within the company. The executive’s standard bonus target was calculated by multiplying the executive’s annual base salary by his standard bonus percentage. The executive’s actual bonus payout, if any, was determined by reference to the standard bonus target, but was based on the individual’s performance toward achievement of individual, departmental and/or corporate goals as outlined by the executive’s supervisor.

On March 14, 2006, Messrs. Chesonis, Butler, Wilson, Baron and Burke were each granted a non-equity incentive plan award subject to the achievement of performance targets pursuant to the bonus plan. The target amounts of the award for Messrs. Chesonis, Butler, Wilson, Baron and Burke were $248,500, $164,010, $164,010, $87,500 and $87,500, respectively, and were based on achievement of targets for 2006 of $580 million of revenue, $90 million of earnings before interest, taxes, depreciation and amortization, and other specified items, and $50 million of capital budget. Progress payments were made by PAETEC Corp. to each named executive officer in accordance with the PAETEC Annual 2006 Bonus Plan on August 18, 2006, and the remaining payments were made on February 16, 2007. These amounts are reflected in the Summary Compensation Table above.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information with respect to the outstanding equity awards at 2006 fiscal year-end for the named executive officers:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Arunas A. Chesonis	—	—		—	—	973,800	(1)	8,150,706	(2)
	179,687	—		2.38	3/26/07	—		—
	226,062	—		2.16	3/26/12	—		—
	30,430	33,811	(3)	2.04	4/2/08	—		—
	273,883	67,625	(3)	1.85	4/2/13	—		—

Edward J. Butler	—	—		—	—	1,184,790	(1)	9,916,692	(2)
	486,899	—		2.16	3/26/12	—		—
	243,450	81,149	(3)	1.85	4/2/13	—		—

Keith M. Wilson	—	—		—	—	1,152,330	(1)	9,645,002	(2)
	730,349	—		4.01	6/15/11	—		—
	60,862	20,288	(3)	1.85	4/2/13	—		—

John P. Baron	—	—		—	—	361,929	(1)	3,029,346	(2)
	486,899	—		2.16	3/26/12	—		—
	243,450	81,149	(3)	1.85	4/2/13	—		—
Jeffrey L. Burke	—	—		—	—	389,520	(1)	3,260,282	(2)
	16,230	—		4.93	3/9/11	—		—
	16,230	—		1.85	11/4/12	—		—
	16,230	—		1.85	3/15/13	—		—
	365,173	121,726	(4)	1.85	3/31/13	—		—
	60,862	20,288	(5)	2.78	9/30/13	—		—

(1)	Represents restricted stock units granted on June 12, 2006 and, for Messrs. Butler, Wilson, Baron and Burke, August 10, 2006. All of the June 12, 2006 restricted stock units will vest on June 12, 2009. All of the August 10, 2006 restricted stock units will vest on August 12, 2010.
(2)	Amount shown is determined by multiplying the value of PAETEC Corp.’s common stock as of December 29, 2006 by the number of units of stock subject to the restricted stock awards.
(3)	The unexercisable, or unvested, portion of these awards vested on March 1, 2007.
(4)	The unexercisable, or unvested, portion of these awards vested on March 31, 2007.
(5)	The unexercisable, or unvested, portion of these awards vested on September 30, 2007.

Option Exercises and Stock Vested

None of the named executive officers exercised any stock options during the 2006 fiscal year or held any stock awards other than stock options that vested during the 2006 fiscal year.

Termination and Change in Control Payments

Each of the named executive officers is eligible to receive payments and other benefits, subject to the conditions described below, pursuant to each executive’s senior officer confidentiality, nonsolicitation, noncompetition and severance agreement with PAETEC Corp. entered into in March 2003 and assumed by PAETEC Holding upon completion of the merger. The terms are identical in each of the agreements. These agreements are referred to as the “severance agreements.” In addition, each of the named executive officers has received option grants that provide for the acceleration of vesting upon a change of control.

Payments and Benefits. For each termination event described below in which the executive is entitled to receive benefits from PAETEC Holding, the executives will also be entitled to continued eligibility for participation in PAETEC Holdings’ benefit and health programs for a period of two years following termination. In addition, the executive will be entitled to a payment during each of the two years after termination of an amount equal to the greater of 40% of the highest annualized base salary described under “Terms of Payments” below, or the maximum amount that the executive would have been eligible to receive under the bonus plan for that year if the bonus year had been completed and all applicable bonus targets had been exceeded at the highest levels. These benefits and payments are included in the estimates set forth below. For purposes of the estimates, PAETEC has assumed the named executive officer is eligible to receive the maximum amount under the Annual 2006 Bonus Plan for purposes of the “Bonus Due,” and an 18% benefits rate for purposes of “Benefits and Health Programs.”

The payments that may be payable to each of the executives under the severance agreements are as follows:

•

Death, Disability, for Cause or for Good Reason. No executive will be entitled to payments or other benefits if the termination results from death or disability, or is for cause or for good reason. As defined in the severance agreements, “cause” means the termination of the executive officer’s employment due to:

•

the executive officer’s material failure or refusal to perform the duties assigned to him, provided that the chief executive officer (or the board of directors, in the case of the chief executive officer) gives the executive officer written notice of the executive officer’s refusal to perform his duties or to comply with such directives and 20 days to remedy such refusal, so long as the executive officer’s duties and directives are not inconsistent with those of other individuals reporting directly to the chief executive officer or the board of directors, as the case may be;

•

the executive officer’s refusal to follow the reasonable directives of the board of directors or the chief executive officer, provided that the chief executive officer (or the board of directors, in the case of the chief executive officer) gives the executive officer written notice of his refusal to perform such directives and 20 days to remedy such refusal, so long as the directives are not inconsistent with those of other individuals reporting directly to the chief executive officer or the board of directors, as the case may be; or

•	conviction of a felony.

•

Any Reason Other Than Death, Disability, for Cause or for Good Reason. If an executive officer’s employment is terminated for any reason other than death, disability, for cause or for good reason, PAETEC will make payments to the executive for each of the two years after termination of his employment in an amount equal to the highest annualized base salary paid to the executive officer at any time during the one-year period immediately preceding the employment termination date. Assuming a December 31, 2006 termination event, the aggregate payments over the two-year period are estimated to be as follows:

Name	Salary Due	Bonus Due	Benefits and Health Programs	Total Due
Arunas A. Chesonis	$1,000,000	$497,000	$180,000	$1,677,000
Edward J. Butler	$660,000	$328,020	$118,800	$1,106,820
Keith M. Wilson	$660,000	$328,020	$118,800	$1,106,820
John P. Baron	$500,000	$175,000	$90,000	$765,000
Jeffrey L. Burke	$500,000	$175,000	$90,000	$765,000

•

By the Executive for Good Reason or by PAETEC Within One Year of a Change in Control. If an executive officer terminates his employment for “good reason,” or if the employment is terminated by PAETEC at any time within one year following the closing of any specified change in control transaction, PAETEC will be obligated to make payments to the executive officer for each of the two years after termination of his employment in an amount equal to two times the highest annualized base salary paid to the executive at any time during the one-year period immediately preceding the employment termination date. As defined in the severance agreements, termination for “good reason” means termination due to specified assignments having reduced responsibilities, reduced base salary, specified relocation events or voluntary resignation within 90 days following a change in control transaction. Assuming a December 31, 2006 termination event, the aggregate payments over the two-year period are estimated to be as follows:

Name	Salary Due	Bonus Due	Benefits and Health Programs	Total Due
Arunas A. Chesonis	$2,000,000	$497,000	$180,000	$2,677,000
Edward J. Butler	$1,320,000	$328,020	$118,800	$1,766,820
Keith M. Wilson	$1,320,000	$328,020	$118,800	$1,766,820
John P. Baron	$1,000,000	$175,000	$90,000	$1,265,000
Jeffrey L. Burke	$1,000,000	$175,000	$90,000	$1,265,000

On August 11, 2006, PAETEC Corp. amended the senior officer confidentiality, nonsolicitation, noncompetition and severance agreements between it and each of the named executive officers, among other members of senior management, to provide that, if the executive voluntarily resigned from PAETEC within 90 days following the completion of the US LEC merger, the executive would not be entitled to receive a cash severance payment in an amount equal to two times the highest annualized base salary paid to the executive at any time during the one-year period immediately preceding the employment termination date. In consideration for entering into this amendment, PAETEC amended the cash bonus agreements between it and each of these executives described above. Under the amendments, PAETEC terminated the provisions of the June 2006 retention bonuses paid to these executives that required each of the executives to repay 1/36th of the total bonus amount for each calendar month less than 36 calendar months in which the executive remained employed by PAETEC following the bonus payment date.

Terms of Payments. In those years in which an executive is entitled to receive two times his annualized base salary, each regular payroll payment that is due to the executive will be doubled. Payment of the annual bonus amounts will be made in accordance with customary annual bonus payout practices. Accordingly, payment will be made to the executive at the same time and in the same manner as the annual bonus is paid out to employees generally. In any year in which there is no bonus payout to employees generally, the annual bonus amount due to the executive will be paid in full no later than February 1 of the next calendar year.

Equity Compensation. The severance agreements provide that the two-year non-competition period following termination will count as two years of service for purposes of calculating the vested portion of any stock options held by the executive and of the restricted stock units awarded to the executive in June 2006. In addition, the option agreements between PAETEC and each of the executives provide for the immediate acceleration of any unvested portion of the option award upon a change of control. For purposes of the option agreements, a change of control means (1) the sale of all or substantially all of PAETEC’s assets, or the sale of a majority of its outstanding shares, whether by way of merger, consolidation, business combination or otherwise or (2) a tender offer or exchange offer for the ownership of PAETEC’s securities representing more than 50% of the combined voting power of PAETEC’s then outstanding voting securities. The option agreements also provide that, following a change of control, the executive may exercise vested options within ten years of the effective date of the PAETEC Corp. 2001 Stock Option and Incentive Plan, as amended, on March 9, 2001. The US LEC merger did not constitute a change of control transaction for the purposes of these option agreements.

Assuming a December 31, 2006 termination event for purposes of the severance agreements, or a December 31, 2006 change of control for purposes of the executives’ option agreements, the number and value of options that would vest for each executive under the option agreements or be subject to the two-year period of continued vesting under the severance agreements would be as follows:

Name	Number of Options	Value of Options
Arunas A. Chesonis	101,436	$654,939	(1)
Edward J. Butler	81,149	$529,091	(1)
Keith M. Wilson	20,288	$132,278	(1)
John P. Baron	81,149	$529,091	(1)
Jeffrey L. Burke	121,726	$793,654	(2)
Jeffrey L. Burke	20,288	$113,410	(3)

(1)	The value of the options is calculated based upon the difference between an assumed value of PAETEC Corp. common stock on December 31, 2006 of $8.37 per share, and the exercise price of each of the options, or $1.85 for 67,625 of the options and $2.04 for 33,811 of the options. For purposes of triggering events covered by the severance agreements, the options will continue to vest in accordance with the original vesting schedule during the two-year period following the executive’s termination, if the executive continues to meet the conditions set forth below. However, the value of the unvested options on the date of vesting will depend upon the value of PAETEC’s common stock on the date of vesting.
(2)	The value of the options is calculated based upon the difference between an assumed value of PAETEC Corp. common stock on December 31, 2006 of $8.37 per share, and the exercise price of each of the options, or $1.85. For purposes of triggering events covered by the severance agreements, the options will continue to vest in accordance with the original vesting schedule during the two-year period following the executive’s termination, if the executive continues to meet the conditions set forth below. However, the value of the options on the date of vesting will depend upon the value of PAETEC’s common stock on the date of vesting.
(3)	The value of the options is calculated based upon the difference between an assumed value of PAETEC Corp. common stock on December 31, 2006 of $8.37 per share, and the exercise price of each of the options, of $2.78. For purposes of triggering events covered by the severance agreements, the options will continue to vest in accordance with the original vesting schedule during the two-year period following the executive’s termination, if the executive continues to meet the conditions set forth below. However, the value of the options on the date of vesting will depend upon the value of PAETEC Corp.’s common stock on the date of vesting.

Conditions to Receipt of Payments and Benefits. Each of the severance agreements conditions the payments and other benefits described above on continued compliance by the executive officers with a two-year noncompetition and nonsolicitation covenant. These covenants provide that, for a period of two years after the termination or resignation of the executive officer’s employment for any reason, the executive officer will not:

•	solicit or serve any of PAETEC’s clients, customers or employees;

•

direct any business from, or enter into competition with, PAETEC in any line of business in which the company is then conducting operations that generate more than 10% of its total business revenue; or

•

serve as an employee, partner, 10% or greater stockholder, officer, member, manager, director, consultant or other representative of any entity engaged in the activities restricted by the covenants above.

If an applicable final judgment that an executive officer violated the terms of these covenants is obtained, the company may, in addition to all other available remedies, discontinue its provision of the payments and benefits described above, including continued vesting of the applicable equity awards.

Certain Relationships and Related Transactions

Under its charter, which was adopted effective on February 28, 2007, the PAETEC audit committee has the responsibility to review and approve transactions between PAETEC and its subsidiaries, on the one hand, and PAETEC’s directors, director nominees, executive officers, 5% stockholders, and the immediate family members of the foregoing persons. Transactions involving director and executive compensation are subject to oversight and, in some cases, approval by the compensation committee.

The following is a summary of certain transactions during 2006 among PAETEC Corp. and the directors, executive officers, beneficial owners of more than 5% of any class of PAETEC Corp.’s then outstanding capital stock who also are or have been directors, executive officers or beneficial owners of more than 5% of PAETEC Holding’s common stock or who are named in the Summary Compensation Table appearing elsewhere in this proxy statement/prospectus. The share amounts in the following summary have not been adjusted to give effect to the exchange ratio applied in connection with the closing of the US LEC merger as described above.

Recapitalization Transactions

In connection with PAETEC Corp.’s leveraged recapitalization completed in June 2006, PAETEC Corp. entered into transactions with the following individuals and entities:

•

PAETEC Corp.’s management stockholders, including Arunas A. Chesonis, Edward J. Butler, Keith M. Wilson, Algimantas K. Chesonis and Robert D. Moore, Jr., each of whom serves as an executive officer of PAETEC Holding, and John P. Baron and Jeffrey L. Burke, who are the other individuals named in the Summary Compensation Table appearing elsewhere in this proxy statement/prospectus.

•

A group of affiliated investment funds, which we refer to as the “Madison Dearborn Capital Partners group,” which beneficially owned over 10% of PAETEC Corp.’s Class A common stock and Series A convertible preferred stock during all or a portion of 2006 and which beneficially owned more than 5% of PAETEC’s common stock immediately following the completion of the US LEC merger.

•

A group of PAETEC Corp. stockholders that were former stockholders of Campuslink Communications Systems, Inc. before PAETEC Corp. acquired that company in September 1999. These Campuslink stockholders beneficially owned over 10% of PAETEC Corp.’s Class A common stock during a portion of 2006. Alliance Cabletel Holdings, L.P. was one of the Campuslink group stockholders. James A. Kofalt, a director of PAETEC Corp. who serves as a director of PAETEC Holding, is the sole stockholder and president of KOCOM Communications, Inc., the general partner of Alliance Cabletel Holdings.

Conversion of Class B Common Stock. PAETEC Corp. entered into a conversion and exchange agreement dated as of June 8, 2006 with some of the holders of its Class B common stock, including Messrs. Arunas A. Chesonis and Butler. These PAETEC Corp. Class B common stockholders owned as of the date of the agreement substantially all of the 2,635,000 shares of PAETEC Corp. Class B common stock which were then outstanding. Pursuant to PAETEC Corp.’s certificate of incorporation, the Class B common stockholders were entitled to cast 20 votes per share, to elect three members of PAETEC Corp.’s board of directors and to approve specified amendments to PAETEC Corp.’s certificate of incorporation and bylaws. These stockholders, whose votes were cast by Mr. Chesonis pursuant to proxies granted in his favor to vote all of the shares of PAETEC Corp. Class B common stock, collectively owned shares of PAETEC Corp. Class B common stock and Class A common stock representing as of the date of the agreement a majority of the voting power held by all of the outstanding PAETEC Corp. voting securities before the recapitalization.

The conversion and exchange agreement required the PAETEC Corp. Class B common stockholders who signed the agreement to convert or cause the conversion of each share of PAETEC Corp. Class B common stock into one share of PAETEC Corp. Class A common stock upon the completion of the recapitalization transactions. In order to induce the Class B common stockholders to undertake the conversion, and, as a result of the conversion, to surrender the voting control of PAETEC Corp. and the other rights and privileges of the PAETEC

Corp. Class B common stock, PAETEC Corp. agreed pursuant to the conversion and exchange agreement to issue to the PAETEC Corp. Class B common stockholders that are parties to the agreement an aggregate of 3,400,000 shares of PAETEC Corp. Class A common stock, which are in addition to the shares of PAETEC Corp. Class A common stock that were to be issued pursuant to the conversion of the PAETEC Corp. Class B common stock. Pursuant to this agreement, as modified, Arunas A. Chesonis received 3,200,000 of the additional shares, Mr. Butler received 19,355 of the additional shares and Mr. Baron and affiliates received 38,710 of the additional shares in January 2007.

Management Compensation Agreements. In June 2006, PAETEC Corp. entered into management compensation agreements with members of its senior management, including each of the PAETEC Holding executive officers identified above, in consideration for their services in connection with the recapitalization transactions and to promote PAETEC Corp.’s continued retention of such management employees following the recapitalization. Under their management compensation agreements, these executive officers received the following upon completion of the recapitalization:

•

Restricted Stock Units for Class A Shares. Messrs. Arunas A. Chesonis, Butler and Wilson each received restricted stock units for 600,000 shares of PAETEC Corp. Class A common stock; Algimantas K. Chesonis received stock units for 100,000 shares of PAETEC Corp. Class A common stock; Mr. Moore received stock units for 200,000 shares of PAETEC Corp. Class A common stock; Mr. Baron received stock units for 200,000 shares of PAETEC Corp. Class A common stock; and Mr. Burke received stock units for 200,000 shares of PAETEC Corp. Class A common stock. The Class A units were issued pursuant to a newly-adopted plan, the PAETEC Corp. Executive Incentive Plan. The restricted stock units vest with respect to all shares subject to the units on the third anniversary of the date of grant, subject to specified conditions. The vesting of each executive’s restricted stock units generally will continue during the period of the non-competition covenant set forth in the executive’s confidentiality, nonsolicitation, noncompetition and severance agreement.

•

Cash Retention Bonuses. In June 2006, cash retention bonuses were paid by PAETEC Corp. in the amount of $2.5 million to Arunas A. Chesonis, $500,000 to Mr. Butler, $500,000 to Mr. Wilson, $100,000 to Algimantas K. Chesonis, $100,000 to Mr. Moore, $200,000 to Mr. Baron and $100,000 to Mr. Burke. The bonuses were paid pursuant to a cash bonus agreement between PAETEC Corp. and each executive. The bonus agreements included a “clawback” feature requiring repayment of 1/36th of the total bonus for each calendar month less than 36 calendar months in which the executive remains employed by PAETEC Corp. following the payment date of the bonus. The clawback feature was terminated in August 2006 to induce the executives to take actions or enter into or consent to agreements related to the execution of the US LEC merger agreement, including amendments to severance agreements and consents to incentive plan amendments that would preclude the completion of the US LEC mergers from triggering potential accelerated payments or accelerated vesting of equity awards held by the executives.

The other individuals serving as executives of PAETEC Corp. during 2006, most of whom continue to serve in executive positions with PAETEC Holding, also participated in the foregoing transactions.

Agreement Terminations. The management compensation agreements with Messrs. Butler and Baron provide for the termination of their stock rights agreements with PAETEC Corp. and Arunas A. Chesonis. The management compensation agreement with Arunas Chesonis and Algimantas K. Chesonis provided for the termination of their stock purchase agreements with PAETEC Corp. These agreements, pursuant to which these executives made their initial investments in PAETEC Corp. before 2000, provided for piggyback registration rights, co-sale rights with respect to certain private transfers by Arunas A. Chesonis, and other stockholder matters. Arunas A. Chesonis also agreed to terminate voting and stockholders’ agreements which entitled him to board representation rights with respect to the PAETEC Corp. board of directors.

The leveraged recapitalization also provided for the termination of specified rights held by Jeffrey P. Sudikoff, who beneficially owned over 10% of PAETEC Corp.’s common stock during 2006, and Christopher E.

Edgecomb, who beneficially owned over 5% of PAETEC Corp.’s common stock during 2006, in exchange for the issuance of 420,065 shares and 270,000 shares of PAETEC Corp.’s Class A common stock, respectively, for no additional consideration.

Common Share Repurchase. In June 2006, PAETEC Corp. purchased from some of the former stockholders of Campuslink Communications Systems and some of their affiliates a total of 6,546,526 shares of PAETEC Corp. Class A common stock for $56.9 million in cash, which represented a weighted average purchase price of $8.06 per share. As part of this transaction, PAETEC Corp. purchased 2,347,032 shares of PAETEC Corp. Class A common stock for a total purchase price of $18.3 million from Alliance Cabletel Holdings. In connection with the purchase, the Campuslink stockholders agreed to approve the recapitalization transactions and related transactions and to terminate substantially all of their existing approval rights with respect to the management and capital stock of PAETEC Corp.

Preferred Share Repurchase. As part of the leveraged recapitalization, the Series A preferred stockholders, including Madison Dearborn Capital Partners group, converted a total of 50,045 outstanding shares of Series A preferred stock into 6,672,638 shares of Class A common stock immediately before PAETEC Corp.’s repurchase of the remaining 83,955 outstanding shares of Series A preferred stock, including accrued dividends, for cash. The total cash paid by PAETEC Corp. in connection with the conversion and repurchase was $205.0 million, of which $68.5 million represented the payment of accrued dividends on the converted and repurchased shares of Series A preferred stock. Of the total amount paid, $107.1 million was paid to the Madison Dearborn Capital Partners group to repurchase a total of 44,252 shares of Series A preferred stock and to satisfy associated dividend obligations. A group of affiliated investment funds, which we refer to as “The Blackstone Group,” which beneficially owned more than 10% of PAETEC Corp.’s Class A common stock and Series A convertible preferred stock during all or a portion of 2006 but which beneficially owned less than 5% of PAETEC Holding’s common stock, received total cash payments of $76.5 million to repurchase a total of 31,608 shares of Series A preferred stock and to satisfy associated dividend obligations. CIT Lending Services Corporation, which beneficially owned more than 5% of PAETEC Corp.’s Class A common stock during all or a portion of 2006 but which beneficially owned less than 5% of PAETEC Holding’s common stock immediately following the completion of the US LEC merger, received total cash payments of $4.6 million to repurchase a total of 1,141 shares of Series A preferred stock and to satisfy associated dividend obligations.

Registration Rights. In connection with the recapitalization, PAETEC Corp. entered into a registration rights agreement on July 12, 2006 with a number of its stockholders, including Messrs. Arunas A. Chesonis, Butler, Algimantas K. Chesonis and Baron, Madison Dearborn Partners group, The Blackstone Group and CIT Lending Services. The registration rights agreement provides for the modified continuation of the piggyback and, in some cases, demand registration rights of these stockholders with respect to their PAETEC Corp. common stock, as set forth in agreements of these stockholders that were terminated in connection with the recapitalization as described above under “—Agreement Terminations.”

Stockholders’ Agreement. In connection with the recapitalization, PAETEC Corp. entered into a stockholders’ agreement on June 12, 2006 with a number of its stockholders, including Messrs. Arunas A. Chesonis, Butler, Wilson, Baron and Algimantas K. Chesonis. Under the stockholders’ agreement, which superseded all prior PAETEC Corp. voting and stockholders’ agreements, Arunas A. Chesonis was entitled to designate two individuals for appointment or for nomination for election to the PAETEC Corp. board of directors. The rights of Mr. Chesonis under this agreement, pursuant to which Messrs. Chesonis and Wilson served as PAETEC Corp. directors, terminated immediately before the completion of the US LEC merger. This agreement also provided a member of The Blackstone Group with an option to designate one individual for appointment or for nomination for election to the PAETEC Corp. board of directors before completion of the merger.

Other Transactions

PAETEC employs two siblings of Arunas A. Chesonis. Algimantas K. Chesonis served during 2006 as PAETEC Corp.’s Senior Vice President of Finance and Controller, and Jolanda J. Chesonis served during 2006 as PAETEC Corp.’s Vice President of Human Resources. These individuals have served in substantially identical positions with PAETEC Holding. PAETEC Corp. made total salary and bonus payments to them of $451,263 for 2006, $282,411 for 2005, and $277,668 for 2004. During these periods, PAETEC Corp. also issued to these individuals options to purchase a total of 46,200 shares of PAETEC Corp. common stock at exercise prices ranging from $2.00 to $6.25 per share and restricted stock units representing 114,000 shares of PAETEC Corp. common stock. In addition, from time to time, Pamela A. Chesonis, who is the spouse of Arunas A. Chesonis, performs consulting services relating to network services contracts for PAETEC. For these services, PAETEC Corp. has paid Ms. Chesonis $18,350 for 2006, $13,669 for 2005, and $14,020 for 2004.

On August 10, 2006, the PAETEC Corp. board of directors approved the issuance of restricted stock units for 130,000 shares of PAETEC Corp. common stock to Mr. Butler, 110,000 shares of PAETEC Corp. common stock to Mr. Wilson, 14,000 shares of PAETEC Corp. common stock to Mr. Moore, 14,000 shares of PAETEC Corp. common stock to Algimantas K. Chesonis, 23,000 shares of PAETEC Corp. common stock to Mr. Baron and 40,000 shares of PAETEC Corp. common stock to Mr. Burke. All of the shares subject to these restricted stock units will vest on the fourth anniversary of the date of grant.

CIT Lending Services or its affiliate provided commercial lending services to PAETEC Corp. and PAETEC Holding during 2006 and received direct payments of approximately $3.8 million in interest and fees for these services. In addition, PAETEC believes that CIT, as a member of the lending syndicate, has retained an indeterminate portion of the interest and fees paid by PAETEC Corp. under the terminated senior secured credit facilities obtained in June 2006. Interest and fees paid under that facility, including any fees retained by CIT, totaled approximately $28.6 million for 2006.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT OF PAETEC

The following table sets forth information regarding the beneficial ownership of the PAETEC common stock as of October 31, 2007, and as adjusted to reflect the issuance by PAETEC of an estimated 39,975,000 shares of PAETEC common stock in the merger, by:

•	each of PAETEC’s directors;

•

PAETEC’s Chairman, President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, and the other three executive officers of PAETEC Corp. named in the Summary Compensation Table appearing elsewhere in this proxy statement/prospectus;

•	all directors and executive officers of PAETEC as a group;

•	each person known by PAETEC to own beneficially more than 5% of the PAETEC common stock; and

•	each person known by PAETEC to be a beneficial owner of McLeodUSA common stock that would become a beneficial owner of more than 5% of the PAETEC common stock as a result of the merger.

The following information is based upon the assumption that the persons shown in the following table continue to own beneficially immediately before the effective time of the merger the same number of shares of PAETEC common stock or McLeodUSA common stock, or securities convertible into or exercisable for PAETEC or McLeodUSA common stock, as they beneficially owned as of October 31, 2007, and reflects the conversion of each share of McLeodUSA common stock into 1.30 shares of PAETEC common stock.

The following information has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock as of any date includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power as of such date and also any shares as to which a person has the right to acquire such voting or investment power as of or within 60 days after such date through the exercise of any stock option, warrant or other right, without regard to whether such right expires before the end of such 60-day period or continues thereafter. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Information with respect to persons other than the holders listed in the table below that share beneficial ownership with respect to the securities shown is set forth in the notes to the table.

For information concerning ownership by some of the executive officers of options or other rights that are not required to be reflected in the following beneficial ownership table, see “Management of PAETEC Holding After the Merger—Executive Compensation.”

As of October 31, 2007, 102,725,388 shares of PAETEC common stock were outstanding. The following table assumes that 142,700,388 shares of PAETEC common stock and no shares of PAETEC Holding preferred stock will be outstanding immediately following the effective time of the merger. No shares of PAETEC common stock to be issued in the merger are entitled to vote at the PAETEC special meeting of stockholders referred to in this proxy statement/prospectus.

	Before the Merger		After the Merger
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)(1)	Amount and Nature of Beneficial Ownership	Percent of Class (%)(1)
Executive Officers and Directors:
Richard T. Aab(2)	9,125,429	8.8	9,125,429	6.4
John P. Baron(3)(12)	371,706	*	371,706	*
Jeffrey L. Burke(4)(12)	215,046	*	215,046	*
Edward J. Butler, Jr.(5)	293,680	*	293,680	*
Arunas A. Chesonis(6)	8,283,072	8.0	8,283,072	5.8
H. Russell Frisby, Jr.	—	—	—	—
Tansukh V. Ganatra(7)	2,432,763	2.4	2,432,763	1.7
James A. Kofalt(8)	190,673	*	190,673	*
Michael C. Mac Donald(9)	20,000	*	20,000	*
William R. McDermott	—	—	—	—
Keith M. Wilson(10)	741,498	*	741,498	*
Mark Zupan(11)	30,431	*	30,431	*
All directors and executive officers as a group (15 persons)(12)	21,868,536	20.6	21,868,536	15.0
Principal Stockholders:
Gilder, Gagnon, Howe & Co. LLC(13)	7,029,999	6.8	7,029,999	4.9
Fidelity Investments(14)	—	—	12,185,815	8.5
Wayzata Investment Partners LLC(15)	—	—	11,477,800	8.0

*	Represents beneficial ownership of less than 1%.
(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days.
(2)	The information concerning Mr. Aab is based on PAETEC’s records and on information filed with the SEC on Schedule 13D/A on June 4, 2007. Mr. Aab reports that the shares of PAETEC common stock shown as beneficially owned by him include shares held by Melrich Associates, L.P., for which Mr. Aab and his wife are the sole general partners and share voting and dispositive power, and 789,473 shares issuable upon the exercise of warrants that are exercisable as of or within 60 days after October 31, 2007. Mr. Aab’s address is c/o PAETEC Holding Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450.
(3)	The shares of PAETEC common stock shown as beneficially owned by Mr. Baron include 118,818 shares of PAETEC common stock held by trusts for the benefit of Mr. Baron’s children, 19,192 shares of PAETEC common stock held by a trust for which Mr. Baron’s brother serves as trustee and exercises sole voting and investment power, 15 shares of PAETEC common stock held for the benefit of a family foundation for which Mr. Baron’s brother and sister-in-law share voting and investment power and 233,681 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after October 31, 2007.
(4)	The shares of PAETEC common stock shown as beneficially owned by Mr. Burke include 215,046 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after October 31, 2007.
(5)	The shares of PAETEC common stock shown as beneficially owned by Mr. Butler include 293,680 shares issuable upon exercise of stock options that are exercisable as of or within 60 days after October 31, 2007.
(6)	The information concerning Mr. Chesonis is based on PAETEC’s records and on information filed with the SEC on Schedule 13D/A on September 20, 2007. Mr. Chesonis reports that the shares of PAETEC common stock shown as beneficially owned by him include 631,811 shares issuable upon exercise of stock options that are exercisable as of or within 60 days after October 31, 2007. Mr. Chesonis’s address is c/o PAETEC Holding Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450.

(7)	The shares of PAETEC common stock shown as beneficially owned by Mr. Ganatra include 2,432,763 shares as to which Mr. Ganatra has sole voting and dispositive power through a stock control agreement with his son.
(8)	The shares of PAETEC common stock shown as beneficially owned by Mr. Kofalt include 188,673 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after October 31, 2007.
(9)	The shares of PAETEC common stock shown as beneficially owned by Mr. Mac Donald include 20,000 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after October 31, 2007.
(10)	The shares of PAETEC common stock shown as beneficially owned by Mr. Wilson include 734,498 shares issuable upon exercise of stock options that are exercisable as of or within 60 days after October 31, 2007.
(11)	The shares of PAETEC common stock shown as beneficially owned by Mr. Zupan include 30,431 shares issuable upon exercise of stock options that are exercisable as of or within 60 days after October 31, 2007.
(12)	The shares of PAETEC common stock shown as beneficially owned by all directors and executive officers as a group include 3,293,417 shares which are issuable upon the exercise of stock options and warrants that are exercisable as of or within 60 days after October 31, 2007. Mr. Baron and Mr. Burke were included within the group because they were among the three most highly compensated executive officers of PAETEC Corp. serving on December 31, 2006. Neither Mr. Baron nor Mr. Burke was an executive officer of PAETEC Holding as of October 31, 2007.
(13)	The information concerning Gilder, Gagnon, Howe & Co. LLC (“Gilder LLC”) is based on information filed with the SEC on Schedule 13G/A on April 10, 2007. Gilder LLC reports that the shares of PAETEC common stock shown as beneficially owned by it include 6,523,683 shares held in customer accounts over which partners and/or employees of Gilder LLC have discretionary authority to dispose of or direct the disposition of the shares, 405,996 shares held in accounts owned by the partners of Gilder LLC and their families, and 100,320 shares held in the account of the profit-sharing plan of Gilder LLC. Gilder LLC’s address is 1775 Broadway, 26th Floor, New York, New York 10019.
(14)	The shares of PAETEC common stock shown as beneficially owned by Fidelity Investments include 6,388,426 shares held by Fidelity Advisor Series II: Fidelity Advisor High Income Advantage Fund (“FAS II”), 2,212,427 shares held by Fidelity Securities Fund: Fidelity Leveraged Company Stock Fund (“FSF”) and 193,709 shares held by Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund (“FAS I” and with FAS II and FSF, the “Funds”). Such shares also include 2,761,040 shares held by Pension Investment Committee of General Motors for General Motors Employees Domestic Group Pension Trust (“GE Pension Trust”) and 630,212 shares held by Commonwealth of Massachusetts Pension Reserves Investment Management Board (“MA Pension Board”).

Each of the Funds is a registered investment fund advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 8,794,562 shares of the outstanding common stock held by the Funds.

Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and FAS II each has sole power to dispose of the shares owned by FAS II. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and FSF each has sole power to dispose of the shares owned by FMR. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and FAS I each has sole power to dispose of the shares owned by FAS I.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by each Fund, which power resides with such Fund’s board of trustees.

Shares indicated as owned by each of GE Pension Trust and MA Pension Board are owned directly by various private investment accounts, primarily employee benefit plans, for which Fidelity Management Trust Company (“FMTC”) serves as trustee or managing agent. FMTC, 82 Devonshire Street, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act. FMTC is the beneficial owner of 3,391,253 shares of the outstanding common stock held by GE Pension Trust and MA Pension Board. Edward C. Johnson 3d and FMR Corp., through its control of FMTC, each has sole dispositive power and sole power to vote or to direct the voting of all of the shares of common stock owned by GE Pension Trust and MA Pension Board.

(15)	The shares of PAETEC common stock shown as beneficially owned by Wayzata Investment Partners LLC include 357,500 shares held by Wayland Distressed Opportunities Fund I-B, LLC, 1,879,171 shares held by Wayland Distressed Opportunities Fund I-C, LLC, 7,354,081 shares held by Wayzata Opportunities Fund, LLC, 69,875 shares held by Wayzata Opportunities Fund Offshore, L.P. and 1,817,174 shares held by Wayzata Recovery Fund, LLC. Wayzata Investment Partners LLC (“Wayzata”) is the manager of Wayland Distressed Opportunities Fund I-B, LLC, Wayland Distressed Opportunities Fund I-C, LLC, Wayzata Opportunities Fund, LLC, Wayzata Opportunities Fund Offshore, L.P., and Wayzata Recovery Fund, LLC. Wayzata has sole voting power with respect to all the shares under its management, and the investment power over such shares is vested in each of the respective funds that beneficially own the shares as set forth above. Patrick J. Halloran, the Managing Partner of Wayzata, or his designees exercise voting and investment control over the shares on Wayzata’s behalf. Wayzata’s address is 701 East Lake Street, Suite 300, Wayzata, Minnesota 55391.

DESCRIPTION OF PAETEC CAPITAL STOCK

The following is a summary of the material terms of the capital stock of PAETEC under its restated certificate of incorporation and amended and restated bylaws. This summary is not complete and is qualified in its entirety by reference to PAETEC’s restated certificate of incorporation and amended and restated bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find Additional Information.”

Authorized and Outstanding Capital Stock

PAETEC Holding is authorized to issue 320,000,000 shares of capital stock, each with a par value of $0.01, consisting of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of the record date for the PAETEC special meeting,              shares of common stock and no shares of preferred stock were issued and outstanding. Based on the number of shares of PAETEC common stock and McLeodUSA common stock outstanding as of October 31, 2007, PAETEC Holding anticipates that approximately 142,700,000 shares of PAETEC common stock will be issued and outstanding following completion of the merger, without taking into account shares of common stock subject to issuance after the merger pursuant to options, warrants, stock units and other rights to acquire PAETEC common stock that will be outstanding at such time. Following completion of the merger, PAETEC anticipates that there will be no shares of PAETEC preferred stock issued and outstanding.

Notwithstanding the provisions of the DGCL, the number of authorized shares of common stock and preferred stock may, without a series vote, be increased or decreased (but not below the number of shares then outstanding) from time to time by the affirmative vote of the holders of a majority in voting power of PAETEC’s outstanding capital stock entitled to vote, voting together as a single class.

Description of Common Stock

Voting Rights

Each holder of shares of PAETEC common stock is entitled to attend all special and annual meetings of PAETEC’s stockholders. In addition, each such holder is entitled, together with the holders of all other classes of capital stock entitled to attend special and annual stockholder meetings (subject to the provisions of any resolutions of the board of directors granting any holders of preferred stock exclusive or special voting powers with respect to any matter), to cast one vote for each outstanding share of PAETEC common stock held upon any matter, including the election of directors, which is properly considered and acted upon by the stockholders. Except as otherwise required by law, holders of the PAETEC common stock, as such, are not entitled to vote on any amendment to PAETEC’s restated certificate of incorporation, including the certificate of designation of any series of PAETEC preferred stock, that relates solely to the terms of one or more outstanding series of PAETEC preferred stock, if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the restated certificate of incorporation, including the certificate of designation of any series of PAETEC preferred stock, or pursuant to the DGCL.

Liquidation Rights

The holders of PAETEC common stock and the holders of any class or series of stock entitled to participate with the holders of PAETEC common stock as to the distribution of assets in the event of any liquidation, dissolution or winding-up of PAETEC, whether voluntary or involuntary, will become entitled to participate in the distribution of any of the company’s assets remaining after PAETEC has paid, or provided for the payment of, all of its debts and liabilities and after PAETEC has paid, or set aside for payment, to the holders of any class or series of preferred stock having preference over the PAETEC common stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which the holders of such class or series are entitled.

Dividends

Dividends may be paid on the PAETEC common stock and on any class or series of preferred stock entitled to participate with the PAETEC common stock as to dividends on an equal per-share basis, but only when, as and if declared by the board of directors. Holders of PAETEC common stock will be entitled to receive any such dividends out of any assets legally available for the payment of dividends only after the provisions with respect to preferential dividends on any outstanding series of preferred stock have been satisfied and after PAETEC has complied with all the requirements, if any, with respect to redemption of, or the setting aside of sums as sinking funds or redemption or purchase accounts with respect to, any outstanding series of PAETEC preferred stock.

Other Rights

Holders of the PAETEC common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights.

Anti-Takeover Effects of Provisions of Restated Certificate of Incorporation and Amended and Restated Bylaws

PAETEC’s restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or deferring a change in control of PAETEC. These provisions, among other matters:

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to 15 directors;

•	limit the types of persons who may call a special meeting of stockholders;

•

establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meetings; and

•

except as otherwise provided in connection with the rights of holders of any outstanding series of preferred stock, prohibit PAETEC stockholders from taking action by written consent in lieu of a meeting with respect to any actions that are required or permitted to be taken by PAETEC stockholders at any annual or special meeting of stockholders, unless the PAETEC board of directors has expressly approved in advance the action to be taken by written consent and the taking of such action by such written consent.

Description of Preferred Stock

PAETEC’s restated certificate of incorporation authorizes its board of directors from time to time and without further stockholder action to provide for the issuance of shares of preferred stock in one or more series, and to fix the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of each such series, including, but not limited to, dividend rights, liquidation preferences, conversion privileges and redemption rights. PAETEC’s board of directors will have broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of any shares of preferred stock outstanding from time to time.

The rights and privileges of holders of the common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock that the board of directors may designate and PAETEC may issue from time to time. Among other things, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and could discourage any attempt to effect a change in control of PAETEC, even if such a transaction would be beneficial to the interests of PAETEC’s stockholders.

Section 203 of the Delaware General Corporation Law

PAETEC is subject to Section 203 of the DGCL, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation of the corporation or any majority-owned subsidiary of the corporation with the interested stockholder;

•

any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt that PAETEC does not approve even if a change in control would be beneficial to the interests of PAETEC’s stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the PAETEC common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038.

Listing

PAETEC common stock is listed on the NASDAQ Global Select Market under the symbol “PAET.”

COMPARISON OF STOCKHOLDER RIGHTS

General

PAETEC and McLeodUSA are Delaware corporations, and the rights of PAETEC and McLeodUSA stockholders are governed by the DGCL and their respective certificates of incorporation and bylaws. Following the merger, McLeodUSA stockholders who receive PAETEC common stock in the merger will be common stockholders of PAETEC. Consequently, the rights of each former McLeodUSA stockholder, as a PAETEC common stockholder, will continue to be governed by the DGCL, but also will be governed by the PAETEC restated certificate of incorporation and amended and restated bylaws.

The following is a summary of the material differences between the rights of a holder of:

•	PAETEC common stock under the DGCL and PAETEC’s restated certificate of incorporation and amended and restated bylaws; and

•

McLeodUSA common stock under the DGCL and McLeodUSA’s amended and restated certificate of incorporation and amended and restated bylaws, as supplemented by a stockholder agreement to which all of the McLeodUSA stockholders are party.

The following summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the DGCL and the governing corporate instruments of both corporations. Although PAETEC and McLeodUSA believe that this summary covers the material differences between the governing corporate documents of the two companies, this summary may not contain all of the information that is important to you. McLeodUSA stockholders should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a common stockholder of PAETEC and being a common stockholder of McLeodUSA. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find Additional Information.”

Authorized Capital Stock; Authority to Issue Capital Stock

PAETEC

PAETEC’s authorized capital stock consists of 320,000,000 shares, 300,000,000 of which are common stock, par value $0.01 per share, and 20,000,000 shares of which are preferred stock, par value $0.01 per share.

Under the PAETEC restated certificate of incorporation, PAETEC’s board of directors has the authority, without further action by PAETEC stockholders, to issue up to 20,000,000 shares of PAETEC preferred stock in one or more series and to fix the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of each such series, including, but not limited to, dividend rights, liquidation preferences, conversion privileges and redemption rights.

As of October 31, 2007, 102,725,388 shares of PAETEC common stock and no shares of PAETEC preferred stock were outstanding. Based on the numbers of shares of PAETEC common stock and McLeodUSA common stock outstanding as of October 31, 2007, PAETEC anticipates that approximately 142,700,000 shares of PAETEC common stock will be outstanding following completion of the merger, without taking into account shares of PAETEC common stock subject to issuance after the merger pursuant to options, warrants, stock units and other rights to acquire PAETEC or McLeodUSA common stock.

Following completion of the merger, there will be no shares of PAETEC preferred stock issued and outstanding.

McLeodUSA

McLeodUSA’s authorized capital stock consists of 37,500,000 shares of common stock, par value $0.01 per share. As of October 31, 2007, 30,750,000 shares of McLeodUSA common stock were outstanding.

Dividends and Other Distributions

PAETEC

Under the DGCL, the PAETEC board of directors may declare and pay dividends on the common stock out of surplus or current net profits. During the time that any series of PAETEC preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by PAETEC’s board of directors on PAETEC common stock, unless dividends on all outstanding shares of the relevant series of PAETEC preferred stock for the current and all past dividend periods have been declared and paid or provision made for the payment of those dividends.

McLeodUSA

Under the DGCL, the McLeodUSA board of directors may declare and pay dividends on the common stock out of surplus or current net profits.

Voting Rights

PAETEC

Subject to the voting rights of holders of any then outstanding PAETEC preferred stock, each share of PAETEC common stock is entitled to one vote on each matter submitted to a vote of the stockholders of PAETEC. Shares of PAETEC common stock are not entitled to cumulative voting rights.

McLeodUSA

The McLeodUSA amended and restated bylaws provide that each stockholder represented at a meeting of stockholders will be entitled to cast one vote for each share of the capital stock entitled to vote held by such stockholder. Shares of McLeodUSA common stock are not entitled to cumulative voting rights.

Supermajority Voting Requirements for Business Combinations Involving Interested Stockholders

PAETEC

PAETEC is subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. For a description of Section 203, see “Description of PAETEC Capital Stock—Section 203 of the Delaware General Corporation Law.” A Delaware corporation may exempt itself from the requirements of the statute in its certificate of incorporation, although the PAETEC restated certificate of incorporation does not provide for such an exemption.

McLeodUSA

McLeodUSA does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders and, therefore, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to McLeodUSA. In addition, McLeodUSA has elected not to be governed by the requirements of Section 203 of the DGCL in its amended and restated certificate of incorporation and thus there are no such statutory requirements placed on a business combination entered into by McLeodUSA with an interested stockholder.

Size and Composition of the Board of Directors and Board Committees

PAETEC

The size of the PAETEC board of directors is determined by resolution of the PAETEC board of directors, subject to requirements of the PAETEC restated certificate of incorporation and amended and restated bylaws.

Under the PAETEC restated certificate of incorporation and amended and restated bylaws, the number of directors constituting the PAETEC board of directors may not be less than four nor more than 15 directors, except that, under the amended and restated bylaws, until February 28, 2010, which is the third anniversary of the effective time of the US LEC merger:

•

the number of “continuing PAETEC directors” serving on the PAETEC board of directors will be maintained at six, and the number of “continuing US LEC directors” (each as defined below) serving on the PAETEC board of directors will be maintained at three;

•

the ratio of continuing PAETEC directors to continuing US LEC directors serving on each committee of the US LEC board of directors, other than the committee of the PAETEC board of directors constituted solely of continuing PAETEC directors (referred to as the “continuing PAETEC directors committee”) and the committee of the PAETEC board of directors constituted solely of continuing US LEC directors (referred to as the “continuing US LEC directors committee”), will be maintained at a two-to-one ratio;

•

all vacancies on the PAETEC board of directors or board committee created by the cessation of service of a continuing PAETEC director for any reason will be filled by a nominee designated to the PAETEC board of directors by the continuing PAETEC directors committee; and

•

all vacancies on the PAETEC board of directors or board committee created by the cessation of service of a continuing US LEC director for any reason will be filled by a nominee designated to the PAETEC board of directors by the continuing US LEC directors committee.

The terms “continuing PAETEC directors” and “continuing US LEC directors” for these purposes mean, respectively, the directors of PAETEC Corp. or US LEC Corp. who were appointed or designated to serve as directors of PAETEC when PAETEC Corp. and US LEC completed their business combination and any other directors of PAETEC who take office before the third anniversary of the effective time of such business combination who are nominated or designated to the PAETEC board of directors by the continuing PAETEC directors committee or the continuing US LEC directors committee, as applicable.

Until the third anniversary of the effective time of the US LEC merger, any amendments relating to the foregoing PAETEC board and committee representation rights of the continuing PAETEC directors and continuing US LEC directors or any increase in the number of directors that constitute the full PAETEC board of directors that are (1) made by the PAETEC board of directors will require, in addition to any other requirements provided for in the PAETEC restated certificate of incorporation, the approval of the continuing PAETEC directors committee and the continuing US LEC directors committee or (2) made by the PAETEC stockholders will require, in addition to any other requirements provided for in the PAETEC restated certificate of incorporation, the affirmative vote of the holders of at least 75% in voting power of PAETEC’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

PAETEC’s restated certificate of incorporation provides that the PAETEC board of directors is to be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The PAETEC board of directors currently is composed of nine members, divided into three classes serving staggered three-year terms. Upon the expiration of the initial term of each class, the nominees for that class will be elected for a term of three years to succeed the directors whose terms of office expire.

In connection with the completion of the merger, PAETEC, the Fidelity funds and the Wayzata funds will execute a board membership agreement pursuant to which the Wayzata funds will be entitled to designate one individual for appointment or for nomination for election to the PAETEC board, and the Fidelity funds will be entitled to appoint a representative to attend each meeting of the PAETEC board as a non-voting observer. As a result, PAETEC’s board membership will be increased to ten directors upon completion of the merger.

The PAETEC restated certificate of incorporation provides that during any period in which the holders of any series of preferred stock have the right to elect additional directors as provided by law or the restated certificate of incorporation, the then otherwise total authorized number of directors of PAETEC will automatically be increased by such specified number of directors, and the holders of such preferred stock will be entitled to elect the additional directors so provided for or fixed by the restated certificate of incorporation.

McLeodUSA

The size of the McLeodUSA board of directors is determined by resolution of the McLeodUSA board of directors, subject to requirements of the McLeodUSA amended and restated bylaws. Under the McLeodUSA amended and restated bylaws, the number of directors constituting the McLeodUSA board of directors may not be less than seven nor more than 16. The McLeodUSA amended and restated certificate of incorporation and amended and restated bylaws do not provide for a classified board of directors. McLeodUSA currently has seven directors.

Removal of Directors

PAETEC

Directors may be removed for cause by the holders of a majority of the shares entitled to vote on their election.

McLeodUSA

Directors may be removed, with or without cause, at any time, only by the vote of the holders of 66 2/3% of the stock of McLeodUSA then entitled to vote at any election of directors.

Vacancies on Board of Directors

PAETEC

Under the DGCL, unless the PAETEC restated certificate of incorporation or amended and restated bylaws provide otherwise, PAETEC’s board of directors may fill any vacancy on the board, including newly created directorships resulting from an increase in the number of directors. Under the PAETEC amended and restated bylaws, until the third anniversary of the effective time of the US LEC merger (February 28, 2010):

•

all vacancies on the PAETEC board of directors or board committee created by the cessation of service of a continuing PAETEC director for any reason will be filled by a nominee designated to the PAETEC board of directors by the continuing PAETEC directors committee; and

•

all vacancies on the PAETEC board of directors or board committee created by the cessation of service of a continuing US LEC director for any reason will be filled by a nominee designated to the PAETEC board of directors by the continuing US LEC directors committee.

Except as set forth above, the PAETEC restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of preferred stock, and unless the board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

McLeodUSA

Under the McLeodUSA amended and restated bylaws, any vacancy on the McLeodUSA board may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Appraisal Rights

PAETEC

The PAETEC restated certificate of incorporation does not provide for appraisal rights other than those rights designated by the DGCL. The DGCL provides for appraisal rights only in the case of a merger or consolidation of a corporation where the petitioning stockholder does not consent to the transaction. No appraisal rights are available where the corporation is to be the surviving corporation and a vote of its stockholders is not required under the DGCL (except for a short form merger pursuant to Section 253 of the DGCL). There also are no appraisal rights, unless otherwise provided in a corporation’s certificate of incorporation, for shares of stock listed on a national securities exchange, including the NASDAQ Global Market, or held by more than 2,000 holders of record, unless such stockholders would be required to accept any consideration other than shares of stock of the surviving corporation, shares of another corporation so listed or held by such number of holders of record, cash instead of fractional shares of such stock, or any combination of the foregoing. Unless otherwise provided in a corporation’s certificate of incorporation, stockholders are not entitled under Delaware law to appraisal rights upon a sale of all or substantially all of the assets of the corporation not made in the usual and regular course of its business.

McLeodUSA

The McLeodUSA amended and restated certificate of incorporation does not provide for appraisal rights other than those rights designated by the DGCL, as summarized above.

Amendment of Certificate of Incorporation or Bylaws

PAETEC

Under the DGCL, unless a greater vote is required by the PAETEC restated certificate of incorporation, an amendment to the PAETEC restated certificate of incorporation requires the approval of PAETEC’s board of directors and the approval of the holders of a majority of the outstanding PAETEC common stock entitled to vote on the amendment and the holders of a majority of the outstanding stock of each class entitled to vote as a class on such amendment. The PAETEC restated certificate of incorporation does not require a greater than majority vote in any instance.

The PAETEC restated certificate of incorporation provides that the holders of PAETEC common stock are not entitled to vote on any amendment to the PAETEC restated certificate of incorporation, including any certificate of designation relating to any series of PAETEC preferred stock, that relates solely to the terms of one or more outstanding series of PAETEC preferred stock if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other such series, to vote on the amendment pursuant to the PAETEC restated certificate of incorporation, including any certificate of designation relating to any series of PAETEC preferred stock, or pursuant to the DGCL.

The PAETEC restated certificate of incorporation provides that the PAETEC amended and restated bylaws may be amended or new bylaws adopted by the affirmative vote of a majority of directors then in office. The restated certificate of incorporation also provides that any bylaw adopted by the board of directors may be amended or repealed by the stockholders and that the stockholders may adopt new bylaws. Nonetheless, the restated certification of incorporation provides that, until the third anniversary of the effective time of the US LEC merger, any amendments relating to the foregoing PAETEC board and committee representation rights of the continuing PAETEC directors and continuing US LEC directors or any increase in the number of directors that constitute the full PAETEC board of directors that are (1) made by the PAETEC board of directors will require, in addition to any other requirements provided for in the restated certificate of incorporation, the approval of the continuing PAETEC directors committee and the continuing US LEC directors committee, or (2) made by the PAETEC stockholders will require, in addition to any other requirements provided for in the restated certificate of incorporation, the affirmative vote of the holders of at least 75% in voting power of PAETEC’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

McLeodUSA

Under the DGCL, unless a greater vote is required by the McLeodUSA amended and restated certificate of incorporation, an amendment to the McLeodUSA amended and restated certificate of incorporation requires the approval of McLeodUSA’s board of directors and the approval of the holders of shares of McLeodUSA common and preferred stock representing a majority of the voting power of all McLeodUSA common and preferred stock entitled to vote on the amendment and of the holders of a majority of the outstanding stock of each class entitled to vote as a class on such amendment. The McLeodUSA amended and restated certificate of incorporation does not require a greater than majority vote in any instance.

The McLeodUSA amended and restated certificate of incorporation provides that the McLeodUSA amended and restated bylaws may be amended or new bylaws adopted by the directors or the stockholders, except with respect to bylaws (1) governing the initial directors, which requires the approval of the holders of 66 2/3% of the shares in order to alter, amend or repeal and (2) governing vacancies, removal and resignation of directors, which, until January 6, 2008, requires the approval of the holders of 66 2/3% of the shares in order to alter, amend or repeal.

Special Meetings of Stockholders

PAETEC

The PAETEC amended and restated bylaws provide that special meetings of stockholders may be called solely by the chief executive officer or chairman of the board or by the board of directors pursuant to a resolution adopted by a majority of the authorized number of directors.

McLeodUSA

McLeod’s amended and restated bylaws provide that special meetings of stockholders may be called by the chairperson, chief executive officer, the board of directors or a stockholder who beneficially owns, or stockholders who together beneficially own, at least 25% of McLeodUSA’s outstanding common stock.

Notice of Stockholder Actions

PAETEC

The amended and restated PAETEC bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors at any annual or certain special stockholders’ meetings or to present any other business for consideration at any annual stockholder meetings. These procedures require a stockholder to submit in writing to the PAETEC secretary any nomination of a candidate for election to the board of directors or any other proposal for consideration at any annual meeting not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting, except that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be received not later than the tenth day following the first day on which public announcement of the date of the annual meeting is first made by PAETEC. These procedures would also require a stockholder to submit in writing to PAETEC’s secretary any nomination of a candidate for election to the board of directors for consideration at any annual meeting not more than 120 days before such annual meeting and not less than the later of 90 days before such annual meeting and the tenth day following the day on which public announcement of the date of the annual meeting and of the director nominees proposed by the board to be elected at such meeting is first made.

The notice must include the following information:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

•

all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act; and

•	such person’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected;

(2) as to any other business that the stockholder proposes to bring before the meeting:

•

a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend the bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

•	the name and address of such stockholder, as they appear on PAETEC’s books, and the name and address of such beneficial owner;

•	the class and number of shares of capital stock which are owned beneficially and of record by such stockholder and such beneficial owner;

•	a representation that the stockholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; and

•

a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding PAETEC capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

PAETEC may require any proposed nominee to furnish such other information as it may reasonably require in order to determine the eligibility of such proposed nominee to serve as a director. The chairman of the meeting may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

A stockholder will also be required to comply with all applicable requirements of the Securities Exchange Act and the rules and regulations promulgated thereunder.

McLeodUSA

The McLeodUSA amended and restated bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors at any annual or annual meeting of stockholders or to present any other business for consideration at any annual stockholder meetings.

Nominations of persons for election to the board of directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, by or at the direction of the board of directors (or any duly authorized committee thereof), or by any stockholder of the McLeodUSA who is a stockholder of record on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such meeting. For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary of McLeodUSA. To be timely, a stockholder’s notice to the secretary must be delivered to or mailed and received at the principal executive offices of the McLeodUSA:

(1)	in the case of an annual meeting, not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and

(2)	in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to the secretary must set forth:

(1)	as to each person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business address and residence address of the person;

•	the principal occupation or employment of the person;

•	the class or series and number of shares of capital stock of McLeodUSA which are owned either beneficially or of record by the person; and

•

any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act and the rules and regulations promulgated thereunder; and

(2)	as to the stockholder giving the notice:

•	the name and record address of such stockholder;

•	the class or series and number of shares of capital stock of McLeodUSA which are owned either beneficially or of record by such stockholder;

•

a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

•	a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

•

any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act and the rules and regulations promulgated thereunder.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. No person shall be eligible for election as a director of McLeodUSA unless nominated in accordance with the procedures set forth herein. The chairperson of the meeting may disregard the nomination of any person not made in compliance with the foregoing procedure.

For business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary of McLeodUSA. To be timely, a stockholder’s notice to the secretary must be delivered to or mailed and received at the principal executive offices of McLeodUSA not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. To be in proper written form, a stockholder’s notice to the secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•	the name and record address of such stockholder;

•	the class or series and number of shares of capital stock of McLeodUSA which are owned either beneficially or of record by such stockholder;

•

a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and

•	a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Stockholder Action by Written Consent

PAETEC

The DGCL provides that, unless otherwise provided in the certificate of incorporation, any action required to be taken or which may be taken at any annual or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The PAETEC restated certificate of incorporation provides that, except as otherwise provided with respect to the rights of holders of any series of preferred stock, no action that is required or permitted to be taken by the stockholders of PAETEC at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the board of directors.

McLeodUSA

The provisions of the DGCL relating to stockholder action by written consent, as described above, apply to McLeodUSA.

McLeodUSA’s amended and restated certificate of incorporation does not prohibit stockholder action by written consent.

Indemnification of Directors and Officers

PAETEC

The DGCL provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. The DGCL further provides that no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that a court determines that in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

PAETEC’s amended and restated bylaws provide that PAETEC will indemnify any person who was or is a party to or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person, or a person for whom such person is the legal representative, is or was a director or officer of PAETEC or, while a director or officer of PAETEC, is or was serving at the request of PAETEC as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such persons. PAETEC will not be obligated to indemnify such person in connection with a proceeding commenced by such person unless PAETEC’s board of directors has authorized the commencement of such a proceeding.

McLeodUSA

The provisions of the DGCL with respect to indemnification of directors and officers, as described above, apply to McLeodUSA.

McLeodUSA’s amended and restated certificate of incorporation provides that McLeodUSA shall indemnify directors and officers who serve in such capacity to the fullest extent authorized or permitted by law, as from time to time in effect. Such right to indemnification continues as to a person who has ceased to be a director or officer of McLeodUSA and inures to the benefit of his or her heirs, executors and personal and legal representatives, except that, other than for proceedings to enforce rights to indemnification, McLeodUSA will not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the McLeodUSA board of directors. Such indemnification will include the right to be paid by McLeodUSA the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition to the extent authorized or permitted by law, as from time to time in effect.

Limitation on Personal Liability of Directors

PAETEC

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions), and for any transaction from which the director derived an improper personal benefit.

PAETEC’s restated certificate of incorporation provides that no director of PAETEC will be personally liable to PAETEC or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to PAETEC or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; or

•	for any transaction from which the director derived any improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No repeal or modification of this provision of the restated certificate of incorporation will adversely affect any right or protection of any director of PAETEC existing at the date of such modification or repeal or create any liability or adversely affect any such right or protection for any acts or omissions of such director occurring before such modification or repeal.

McLeodUSA

The provisions of the DGCL with respect to limitation on director liability, as described above, apply to McLeodUSA.

The McLeodUSA amended and restated certificate of incorporation provides that no director of McLeodUSA shall be personally liable to McLeodUSA or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to McLeodUSA or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; or

•	for any transaction from which the director derived any improper personal benefit.

Tag-Along Rights

PAETEC

PAETEC has no agreements or arrangements with any of its stockholders with respect to the transfer of PAETEC common stock of the type described below with respect to McLeodUSA.

McLeodUSA

Under the McLeodUSA stockholders agreement, if any McLeodUSA stockholder or stockholders propose to transfer McLeodUSA common shares (1) representing at least 30% of the then outstanding shares of McLeodUSA common stock to a transferee or group of transferees acting in concert or (2) to a transferee or group of transferees acting in concert who, together with their affiliates, would, after giving effect to such transfer, beneficially own at least 30% of the outstanding shares of McLeodUSA common stock, then, subject to certain terms and conditions, each other McLeodUSA stockholder has a “tag-along right” to elect to participate in such sale on the same terms and conditions and for the same consideration per McLeodUSA common share.

Drag-Along Rights

PAETEC

PAETEC has no agreements or arrangements with any of its stockholders with respect to the transfer of PAETEC common stock of the type described below with respect to McLeodUSA.

McLeodUSA

Under the McLeodUSA stockholders agreement, if any holder or holders of McLeodUSA common shares propose to transfer McLeodUSA common shares to a transferee or group of transferees acting in concert and (1) following such sale, such transferee or group of transferees would beneficially own at least 50% of the outstanding McLeodUSA common shares, (2) the McLeodUSA board of directors has passed a resolution approving such sale as being fair to all McLeodUSA stockholders and (3) such sale has been approved by stockholders holding at least two-thirds of the then outstanding McLeodUSA common stock, the holder or holders of McLeodUSA common shares proposing to transfer their shares may, subject to certain terms and conditions, in the exercise of their “drag-along right,” require each other holder of McLeodUSA common stock to sell their shares in the transaction on the same terms and conditions and for the same consideration per McLeodUSA common share.

FUTURE PAETEC STOCKHOLDER PROPOSALS

PAETEC has not selected a date for its 2008 annual meeting of stockholders. After it has selected the date for the 2008 annual meeting, PAETEC intends to report, in a current report on Form 8-K or in its first subsequently-filed quarterly report on Form 10-Q, the date by which it must receive any stockholder proposals intended for inclusion in its proxy statement and form of proxy relating to that meeting. This date will be established in accordance with Rule 14a-8 under the Securities Exchange Act. Nothing in this paragraph will be deemed to require PAETEC to include in its proxy statement and proxy relating to the 2008 annual meeting of stockholders any stockholder proposal which may be omitted from PAETEC’s proxy material pursuant to applicable regulations of the SEC in effect at the time such proposal is received.

Under PAETEC’s amended and restated bylaws, a stockholder wishing to nominate a person for election as a director of PAETEC or to bring business before the stockholders at any annual meeting of stockholders must comply with specific notice requirements. To be timely, the stockholder’s notice must be delivered to the Secretary of PAETEC not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting, except that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder’s notice must be delivered not less than 90 days or more than 120 days prior to such annual meeting or not later than the tenth day following the day on which public announcement of the date of such annual meeting is first made by PAETEC. To be in proper form, a stockholder’s notice to the Secretary must set forth the following information:

•

for a proposal to nominate a person for election as a director of PAETEC, all information relating to the proposed nominee required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act, and such proposed nominee’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected;

•

as to any other business, a brief description of the business, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend PAETEC’s bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

•	the name and address of such stockholder, as they appear on PAETEC’s books, and the name and address of such beneficial owner;

•	the class and number of shares of capital stock which are owned either beneficially or of record by such stockholder and such beneficial owner;

•	a representation that the stockholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; and

•

a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (1) to deliver a proxy statement or form of proxy to holders of at least the percentage of the outstanding PAETEC capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

The submission by a stockholder of a proposal for inclusion in the proxy statement is subject to regulation by the SEC. The foregoing provisions of PAETEC’s amended and restated bylaws concerning notice of proposals by stockholders are not intended to affect any rights of stockholders to required inclusion of proposals in PAETEC’s proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the PAETEC board of directors is not aware of any matter that will be presented for consideration at the PAETEC special meeting other than as described in this proxy statement/prospectus.

LEGAL MATTERS

Hogan & Hartson L.L.P., counsel to PAETEC, will issue a legal opinion concerning the validity of the PAETEC common stock offered by this proxy statement/prospectus and a legal opinion concerning the federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements of PAETEC Corp. and subsidiaries as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 included in this proxy statement/prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for stock-based compensation to conform to SFAS No. 123 (revised 2004), Share-Based Payment), and such consolidated financial statements and consolidated financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of McLeodUSA Incorporated as of and for the years ended December 31, 2006 and 2005 included in this proxy statement/prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in its report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the emergence from bankruptcy and changes in accounting for share-based payments), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of McLeodUSA Incorporated as of and for the year ended December 31, 2004 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to substantial doubt of McLeodUSA’s ability to continue as a going concern), and such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of US LEC Corp. and subsidiaries as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 included in this proxy statement/prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the completion of the merger between US LEC Corp. and PAETEC Corp. on February 28, 2007), and such consolidated financial statements and consolidated financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

PAETEC filed a registration statement on Form S-4 on October 18, 2007 to register with the SEC its offering of the PAETEC common stock to be issued to McLeodUSA stockholders in the merger. This proxy statement/prospectus is a part of that registration statement. As permitted by SEC rules, this proxy statement/prospectus does not contain all the information you can find in PAETEC’s registration statement or the exhibits to the registration statement.

PAETEC files annual, quarterly and current reports, proxy statements and other documents with the SEC under the Securities Exchange Act. You may read and copy any document that PAETEC files with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. PAETEC’s SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at www.sec.gov.

PAETEC has supplied all information in this proxy statement/prospectus relating to PAETEC and US LEC. McLeodUSA has supplied all information in this proxy statement/prospectus relating to McLeodUSA.

You should rely only on the information contained in this proxy statement/prospectus. PAETEC has not authorized anyone to provide you with information that is different from the information contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated                     , 2007. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to PAETEC and McLeodUSA stockholders nor the issuance of PAETEC common stock in the merger creates any implication to the contrary.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

PAETEC Corp. and Subsidiaries

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-4
Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2006, 2005 and 2004	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-7
Notes to Consolidated Financial Statements	F-8

PAETEC Holding Corp. and Subsidiaries

Unaudited Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006	F-45
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the nine months ended September 30, 2007 and 2006	F-46
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and 2006	F-47
Condensed Statements of Redeemable Preferred Stock and Stockholders’ Equity (Deficit) for the year ended December 31, 2006 and the nine months ended September 30, 2007	F-49
Notes to Condensed Consolidated Financial Statements	F-50

US LEC Corp. and Subsidiaries

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-68
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-69
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-70
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-71
Consolidated Statements of Stockholders’ Deficiency for the years ended December 31, 2006, 2005 and 2004	F-72
Notes to Consolidated Financial Statements	F-73

McLeodUSA Incorporated and Subsidiaries

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-93
Report of Independent Registered Public Accounting Firm	F-94
Consolidated Balance Sheets	F-95
Predecessor McLeodUSA as of December 31, 2005	F-95
Reorganized McLeodUSA as of December 31, 2006	F-95
Consolidated Statements of Operations and Other Comprehensive Income	F-97
Predecessor McLeodUSA for the years ended December 31, 2004 and 2005	F-97
Predecessor McLeodUSA for the one day ended January 1, 2006	F-97
Reorganized McLeodUSA for the year ended December 31, 2006	F-97
Consolidated Statements of Stockholders’ Equity (Deficit)	F-98
Predecessor McLeodUSA for the years ended December 31, 2004 and 2005	F-98
Reorganized McLeodUSA for the years ended December 31, 2006	F-98

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

PAETEC Holding Corp.

Fairport, New York

We have audited the accompanying consolidated balance sheets of PAETEC Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, redeemable preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment.

/s/    Deloitte & Touche LLP

Rochester, New York

April 2, 2007

PAETEC Corp.

Consolidated Balance Sheets

December 31, 2006 and 2005

(Amounts in Thousands, Except Share and Per Share Amounts)

	December 31, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,885	$49,394
Accounts receivable, net of allowance for doubtful accounts of $5,275 and $6,335, respectively	79,740	68,313
Deferred income taxes	14,210	19,505
Prepaid expenses and other current assets	4,942	4,704

Total current assets	145,777	141,916
PROPERTY AND EQUIPMENT, net	167,566	151,994
GOODWILL	35,082	35,082
INTANGIBLE ASSETS, net of accumulated amortization of $7,958 and $4,731, respectively	8,631	9,725
DEFERRED INCOME TAXES	11,572	13,359
OTHER ASSETS, net	11,112	3,154

TOTAL ASSETS	$379,740	$355,230

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$27,321	$20,328
Accrued expenses	13,865	13,246
Accrued payroll and related liabilities	9,099	8,032
Accrued taxes	7,333	10,021
Accrued commissions	8,234	8,282
Accrued capital expenditures	5,293	7,583
Deferred revenue	22,478	18,923
Current portion of long-term debt	2,856	12,186

Total current liabilities	96,479	98,601
LONG-TERM DEBT (Note 16)	370,930	99,700
FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	10,778
OTHER LONG-TERM LIABILITIES	5,646	3,605

TOTAL LIABILITIES	473,055	212,684

COMMITMENTS AND CONTINGENCIES (Note 13)
SERIES A CONVERTIBLE, REDEEMABLE PREFERRED STOCK:
Series A convertible, redeemable preferred stock, $.01 par value, 0 and 134,000 shares authorized, issued and outstanding at December 31, 2006 and 2005, respectively ($195,675 liquidation value at December 31, 2005, inclusive of accrued dividends of $61,675)	—	193,164

STOCKHOLDERS’ DEFICIT:
Class A common stock, $.01 par value; 100,000,000 shares authorized, 36,715,523 shares issued, and 30,168,997 shares outstanding at December 31, 2006; 75,000,000 shares authorized, and 26,679,258 shares issued and outstanding at December 31, 2005	367	267
Class B common stock, $.01 par value; 0 shares authorized, issued and outstanding at December 31, 2006; and 7,500,000 shares authorized and 2,635,000 shares issued and outstanding at December 31, 2005	—	26
Treasury stock, 6,546,526 shares at cost, at December 31, 2006	(45,694)	—
Additional paid-in capital	21,591	24,378
Accumulated other comprehensive loss	(2,093)	—
Accumulated deficit	(67,486)	(75,289)

Total stockholders’ deficit	(93,315)	(50,618)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$379,740	$355,230

See notes to consolidated financial statements.

PAETEC Corp.

Consolidated Statements of Operations and Comprehensive Income

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands Except Share and Per Share Amounts)

	Year Ended December 31,
	2006	2005	2004
REVENUE:
Network services revenue	$460,347	$400,717	$316,731
Carrier services revenue	88,284	76,685	70,767
Integrated solutions revenue	37,671	32,022	26,173

TOTAL REVENUE	586,302	509,424	413,671
COST OF SALES (exclusive of depreciation and amortization shown separately below)	282,169	237,809	168,115
RETROACTIVE NETWORK COST DISCOUNT	—	(1,750)	—
LITIGATION SETTLEMENT	1,500	(860)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	219,516	193,846	172,075
WITHDRAWN INITIAL PUBLIC OFFERING AND NEW SENIOR SECURED CREDIT FACILITY EXPENSES	—	4,553	—
LEVERAGED RECAPITALIZATION RELATED COSTS	15,153	—	—
DEPRECIATION AND AMORTIZATION	34,618	29,076	22,808

INCOME FROM OPERATIONS	33,346	46,750	50,673
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	(10,778)	10,778	—
LOSS ON EXTINGUISHMENT OF DEBT	5,081	—	—
OTHER INCOME, net	(4,509)	(3,098)	(715)
INTEREST EXPENSE	27,319	10,472	10,911

INCOME BEFORE INCOME TAXES	16,233	28,598	40,477
PROVISION FOR (BENEFIT FROM) INCOME TAXES	8,430	14,124	(37,158)

NET INCOME	7,803	14,474	77,635
OTHER COMPREHENSIVE (LOSS) INCOME:
Change in fair value of hedge instruments	(2,093)	360	1,438

COMPREHENSIVE INCOME	$5,710	$14,834	$79,073

(LOSS) INCOME ALLOCATED TO COMMON STOCKHOLDERS (NOTE 11)	$(33,155)	$(623)	$39,495

(LOSS) INCOME PER COMMON SHARE—BASIC (NOTE 11)	$(1.05)	$(0.02)	$1.35

(LOSS) INCOME PER COMMON SHARE—DILUTED (NOTE 11)	$(1.05)	$(0.02)	$1.25

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	31,686,214	29,312,020	29,259,615

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	31,686,214	29,312,020	31,657,760

See notes to consolidated financial statements.

PAETEC Corp.

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands Except Share Amounts)

	Redeemable Preferred Stock	Common Stock Class A	Common Stock Class B	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total
Balance at January 1, 2004	$164,043	$266	$26		$53,060	$(466)	$(167,398)	$(114,512)
Accretion of preferred stock to redemption value	603				(603)			(603)
Dividends on preferred stock	13,421				(13,421)			(13,421)
Exercise of stock options, 113,109 shares		1			48			49
Amortization of deferred stock-based compensation					365			365
Net income							77,635	77,635
Other comprehensive income						1,438		1,438

BALANCE, December 31, 2004	$178,067	$267	$26	$—	$39,449	$972	$(89,763)	$(49,049)
Accretion of preferred stock to redemption value	603	—	—	—	(603)	—	—	(603)
Dividends on preferred stock	14,494	—	—	—	(14,494)	—	—	(14,494)
Exercise of stock options, 15,000 shares	—	—	—	—	5	—	—	5
Amortization of deferred stock-based compensation	—	—	—	—	21	—	—	21
Net income	—	—	—	—	—	—	14,474	14,474
Change in fair value of interest rate swaps	—	—	—	—	—	360	—	360
Reclassification due to discontinuance of hedge accounting	—	—	—	—	—	(1,332)	—	(1,332)

BALANCE, December 31, 2005	$193,164	$267	$26	$—	$24,378	$—	$(75,289)	$(50,618)
Accretion of preferred stock to redemption value	251	—	—	—	(251)	—	—	(251)
Dividends on preferred stock	6,873	—	—	—	(6,873)	—	—	(6,873)
Conversion and redemption of Series A convertible redeemable preferred stock	(200,288)	67	—	—	(4,779)	—	—	(4,712)
Conversion of Class B common stock to Class A common stock	—	26	(26)	—	—	—	—	—
Repurchase of Class A common stock, 6,546,526 shares	—	—	—	(45,694)	—	—	—	(45,694)
Class A common stock issued to initial stockholders, 690,065 shares	—	7	—	—	2,615	—	—	2,622
Repurchase of stock options					(56)	—	—	(56)
Exercise of stock options, 37,562 shares	—	—	—	—	15	—	—	15
Stock-based compensation expense	—	—	—	—	6,070	—	—	6,070
Stock-based compensation expense-warrants					472			472
Net income	—	—	—	—	—	—	7,803	7,803
Change in fair value of interest rate swaps, net of income taxes	—	—	—	—	—	(2,093)	—	(2,093)

BALANCE, December 31, 2006	$—	$367	$—	$(45,694)	$21,591	$(2,093)	$(67,486)	$(93,315)

See notes to consolidated financial statements.

PAETEC Corp.

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands)

	Year Ended December 31,
	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$7,803	$14,474	$77,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,618	29,076	22,808
Amortization of debt issuance costs	1,513	2,108	1,794
Stock-based compensation expense	6,024	—	—
Stock-based compensation—warrants	472	21	365
Loss on disposal of property and equipment	85	44	5
Deferred income taxes	7,081	12,978	(38,235)
Change in fair value of Series A convertible redeemable preferred stock conversion right	(10,778)	10,778	—
Change in fair value of interest rate swaps	10	(1,449)	178
Leveraged recapitalization related costs	2,622	—	—
Loss on extinguishment of debt	4,255	—	—
Change in assets and liabilities which provided (used) cash:
Accounts receivable	(11,427)	(9,447)	(8,857)
Prepaid expenses and other current assets	(348)	(761)	(862)
Other assets	163	15	68
Accounts payable	6,993	(2,390)	2,968
Accrued expenses	1,722	364	(1,204)
Deferred revenue	4,357	4,358	4,476
Accrued payroll and related liabilities	1,066	2,330	(2,553)
Accrued commissions	12	1,856	(704)
Accrued taxes	(2,688)	96	12

Net cash provided by operating activities	53,555	64,451	57,894

INVESTING ACTIVITIES:
Purchases of property and equipment	(41,032)	(29,607)	(24,034)
Acquisitions, net of cash received	(4,972)	(2,201)	(14,566)
Proceeds from the disposal of property and equipment	116	—	—
Software development costs	(1,974)	—	—

Net cash used in investing activities	(47,862)	(31,808)	(38,600)

FINANCING ACTIVITIES:
Repayments of long-term debt	(122,359)	(28,789)	(22,558)
Payment for debt issuance costs	(11,106)	(347)	(2,727)
Proceeds from long-term borrowings	375,997	—	—
Redemption of Series A preferred stock	(205,000)	—	—
Class A common stock repurchase	(45,694)	—	—
Stock option repurchase	(56)	—	—
Proceeds from exercise of stock options	16	5	49

Net cash used in financing activities	(8,202)	(29,131)	(25,236)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,509)	3,512	(5,942)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	49,394	45,882	51,824

CASH AND CASH EQUIVALENTS, END OF YEAR	$46,885	$49,394	$45,882

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$25,642	$9,929	$9,091

Cash paid for income taxes	$1,791	$1,302	$1,489

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Leveraged recapitalization transactions (NOTE 3)
Deferred consideration in connection with a business acquisition	$—	$2,161	$2,861

Property and equipment acquired under capital lease obligations	$8,263	$8,549	$9,511

Accrued property and equipment expenditures	$5,293	$7,583	$1,549

Tenant incentive leasehold improvements	$265	$901	$—

See notes to consolidated financial statements.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

1.	DESCRIPTION OF BUSINESS

Description of Business

PAETEC Holding Corp. (the “PAETEC Holding”) operates in one business segment and is an integrated communications provider that offers broadband communications solutions, including voice, data, application and network integration services, primarily to business and institutional customers. PAETEC Holding was formed in August 2006 in connection with the merger of PAETEC Corp. (“PAETEC”) and US LEC Corp. (“US LEC”), which was consummated on February 28, 2007 (Note 16). As a result of the merger, PAETEC and US LEC each became a wholly owned subsidiary of PAETEC Holding. The merger was structured as a stock-for-stock exchange and will be accounted for by PAETEC Holding as an acquisition of US LEC using the purchase method of accounting for business combinations. Under the purchase method of accounting, any excess of the purchase price over estimated fair values of the net assets acquired will be recorded as goodwill.

Because the merger was not consummated on or before December 31, 2006, the accompanying historical financial statements and notes for all periods presented reflect only the financial results of PAETEC, as predecessor to PAETEC Holding. The consolidated financial statements accordingly include the accounts of PAETEC and its wholly-owned subsidiaries, PAETEC Communications, Inc., PAETEC Capital Corp., PAETEC Communications of Virginia, Inc., PAETEC Software Corp., PAETEC Integrated Solutions Group, Inc. and, effective February 28, 2005, American Long Lines, Inc. (Note 15) (collectively “the Company”).

As of December 31, 2006, the Company had incurred approximately $2.7 million of external legal, accounting, consulting and bank fees directly related to the Merger. These direct costs were recorded in other assets as of December 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The accompanying consolidated financial statements include the accounts of PAETEC Holding Corp. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents—The Company includes as cash and cash equivalents, cash, marketable securities and commercial paper with original maturities of three months or less.

Allowance for Doubtful Accounts—To determine its allowance for bad debts, the Company uses estimates based on its historical collection experience, its assessment of current industry trends and its credit policies.

Prepaid Expenses and Other Current Assets—Prepaid expenses and other current assets consist of prepaid services, insurance, maintenance contracts and refundable deposits. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Interest is capitalized in connection with the installation of integrated network and related equipment. The capitalized interest is recorded as part of such assets and is amortized over the asset’s estimated useful life. Interest cost capitalized in 2006, 2005 and 2004 was not material.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment as follows:

Switches and switch-related equipment	5 - 12 years
Computer hardware and purchased software	3 - 10 years
Equipment	4 - 10 years
Office equipment, furniture and fixtures	3 - 7 years
Leasehold improvements	3 - 20 years

For leasehold improvements, depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Goodwill—Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill or other acquired intangible assets with indefinite useful lives. The Company has identified two reporting units as defined in SFAS No. 142. Goodwill is assessed for impairment at least annually, based upon the Company’s estimate of the fair value of each reporting unit. As of December 31, 2006 and 2005, the Company did not have any intangible assets with indefinite useful lives.

The Company assesses the carrying value of its goodwill as of July 1 of each fiscal year. In accordance with SFAS No. 142, goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value. The 2006, 2005 and 2004 annual assessments of the carrying value of the Company’s reporting units indicated that the value of the remaining goodwill was not impaired.

Long-Lived Assets—The Company has a policy to review the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. For purposes of evaluating and measuring impairment, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charge for long-lived assets has been recorded in the accompanying consolidated financial statements for the years ended December 31, 2006, 2005 or 2004.

Software Development Costs—Software development costs incurred subsequent to establishing technological feasibility through general release of the software products are capitalized in accordance with “SFAS” No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalized costs will be amortized on a product-by-product basis, with annual amortization being the greater of (a) the ratio of current product gross revenues to the total of current and anticipated future product gross revenues or (b) the straight-line method over the product’s remaining estimated economic life, including the current reporting period. Amortization will begin once the associated software product is available for general release to customers. There was no amortization of these costs in 2006 or 2005. The unamortized balance of capitalized software was $2.1 million and $0.1 million as of December 31, 2006 and 2005, respectively.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Deferred Income Taxes—The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future income tax consequences when determining the amount of the valuation allowance. In accordance with SFAS No. 5, Accounting for Contingencies, the Company records income tax contingencies when the exposure item becomes probable and reasonably estimable. As of December 31, 2006 and 2005, the Company had income tax contingency reserves of approximately $0.4 million and $0.3 million, respectively.

Other Assets—Other assets consist primarily of debt issuance costs, deposits and miscellaneous other assets. Debt issuance costs are amortized over the term of the related debt instruments, which is recorded as interest expense.

Self-insurance reserve—The Company is self-insured for certain losses related to insurance, although it maintains stop-loss coverage with third party insurers to limit exposures. The estimate of its self-insurance liability contains uncertainty since the Company must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and claims for incidents incurred but not reported as of the balance sheet date. When estimating its self-insurance liability, the Company considers a number of factors which include, but are not limited to, historical claim experience and known claims not yet paid. The Company has not made any material changes in the accounting methodology used to establish its self-insurance liabilities during the past three fiscal years.

Legal and contingency reserves—The Company accounts for legal and other contingencies in accordance with SFAS No. 5. Loss contingencies are accrued by a charge to income if both of the following conditions are met: 1) information prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; and 2) the amount of the loss can be reasonably estimated.

Redeemable preferred stock—Redeemable preferred stock is reflected in the 2005 consolidated balance sheet at an amount that includes cumulative dividends due on the preferred stock through the balance sheet date and accretion to the mandatory redemption date of the direct costs associated with obtaining the preferred stock using the straight-line method. On June 12, 2006, the Company consummated a series of transactions (collectively, the “Leveraged Recapitalization”) in which, among other transactions, specified shares of the Series A convertible redeemable preferred stock were converted into Class A common stock in accordance with the existing terms of the Series A convertible redeemable preferred stock. See Note 3 for a detailed description of the Leveraged Recapitalization.

Revenue Recognition—The Company derives its revenue primarily from sales of telecommunications services, principally usage fees and monthly recurring fees. Usage fees consist of fees paid by customers for each call made, access fees paid by carriers for long distance calls that the Company originates and terminates and fees paid by the incumbent carriers as reciprocal compensation when the Company terminates local calls made by their customers. Revenue related to usage fees is recognized when the service is provided. Usage fees are billed in arrears and estimates are used to recognize revenue for unbilled usage fees. The Company’s ability to

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

generate access fee revenue, including reciprocal compensation revenue, is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, the Company’s policy is to recognize access fee revenue including reciprocal compensation revenue only when it is concluded that realization of that revenue is reasonably assured.

Monthly recurring fees include the fees paid for lines in service and additional features on those lines. Monthly recurring fees are paid by end-user customers and are primarily billed in advance. This revenue is recognized during the period in which it is earned.

Management makes estimates of future customer credits through the analysis of historical trends and known events. Provisions for customer credits are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

The Company has certain arrangements where it recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which requires certain non-recurring service activation and installation fee revenues that become payable at the time service is initiated to be deferred over the average customer life. In accordance with SAB No. 104, the Company defers service activation and installation fee revenues and related costs and amortizes them over the average customer life, which generally is three years.

The Company also derives revenue from sales of telecommunications equipment and software. Equipment revenue consists of fees paid for equipment and for system design and installation services. Equipment revenue is recognized upon delivery and acceptance of the equipment. Software revenue is derived through selling and supporting the Company’s proprietary telecommunications software. Revenue related to software sales is recognized upon delivery and acceptance of the software in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition and related interpretations. Support fees include fees for maintenance of the Company’s telecommunications software and fees for training the end user in the proper use of the telecommunications software. Maintenance fees are recognized pro rata over the length of the underlying maintenance contract. Training fees are recognized after the training obligation has been fulfilled.

Arrangements with multiple deliverables are accounted for in accordance with Emerging Issues Task Force (“EITF”) Bulletin No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 provides additional guidance on revenue recognition for transactions that may involve the delivery or performance of multiple products, services or rights to use assets, and performance that may occur at different points in time or over different periods of time. Arrangements with multiple deliverables are reviewed and the elements separated into units of accounting under the provisions of EITF No. 00-21, with the total consideration received allocated over the relative fair value of the units of accounting. Revenue is recognized as the elements are delivered, assuming all other conditions for recognition of revenue described above have been met.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Deferred Revenue—Deferred revenue as of December 31, 2006 and 2005 is comprised of the following:

	December 31,
	2006	2005
	(in thousands)
Monthly recurring transport charges billed in advance	$15,963	$13,627
Deferred software maintenance revenue	2,649	2,163
Non-recurring service activation and installation fee revenue	3,054	2,242
Other deferrals	812	891

Current deferred revenue	22,478	18,923
Other non-current deferred revenue	3,099	2,297

Total deferred revenue	$25,577	$21,220

Cost of Sales—Cost of sales consists primarily of leased transport charges, usage costs for local and long distance calls, and costs associated with equipment sales. Leased transport charges are the payments the Company makes to lease the telephone and data transmission lines it uses to connect customers to the Company’s network and to connect the Company’s network to the networks of other carriers. Usage costs for local and long distance calls are the costs incurred to connect the Company’s switching centers to each other, or for calls made by customers that are terminated on the networks of other carriers. These costs include an estimate of charges for which invoices have not yet been received, and are based upon the estimated number of transmission lines and facilities in service, estimated minutes of use and estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company’s service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments generally are not expected to be material to operating results. As of December 31, 2006 and 2005, the Company had $1.4 million and $5.1 million, respectively, of disputed network invoices and approximately $0.7 million and $2.5 million, respectively, of recorded reserves related to disputed balances recorded in accounts payable on the consolidated balance sheet.

In 2005, cost of sales included a credit of approximately $2.5 million from one of the Company’s largest suppliers for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005. Approximately $0.7 million of the credit was based on purchases during 2005. The Company did not recognize approximately $1.8 million of the credit over the discount period, because, prior to the recognition of the credit, the Company did not believe it would achieve the level of cumulative purchases required to earn the credit, and therefore, the Company did not believe that the amount of the credit was fixed or determinable. During the three months ended March 31, 2005, the Company executed a new agreement with this supplier related to discounts on future purchases of network services. At that same time, the Company reached an agreement regarding the criteria required to earn the credit as defined in the prior year’s agreement. As a result of that agreement, the Company believed that the amount of the credit related to past purchases of network services was fixed and determinable and, accordingly, recognized a credit of $2.5 million in its results of operations for 2005.

Selling, General and Administrative Expenses—The Company’s selling, general and administrative expenses include selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs.

Withdrawn Initial Public Offering and Related Terminated New Senior Secured Credit Facility Expenses—The Company accounts for specific incremental costs directly attributable to a proposed offering of securities in

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

accordance with SAB Topic 5A, Expenses of Offering. Under SAB Topic 5A, specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering. On September 16, 2005, the Company requested the withdrawal of its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 22, 2005 related to a proposed initial public offering of common stock. Therefore, the Company’s 2005 operating expenses include a charge of approximately $4.6 million for costs related to the withdrawn initial public offering, including costs associated with the related terminated new senior secured credit facility.

Stock-Based Compensation—On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The Company adopted SFAS No. 123(R) using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). The Company recognizes these compensation costs ratably over the requisite service period of the award. SFAS No. 123(R) also requires an entity to calculate the pool of excess tax benefit available to absorb tax deficiencies recognized subsequent to adoption of SFAS No. 123(R) (“APIC pool”). In November 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, which provides entities an elective alternative simplified method for computing their APIC pool upon adoption of SFAS No. 123(R). Entities may take up to one year from the effective date of the FSP to evaluate the available transition alternatives and make a one-time election as to which method to adopt. The Company has evaluated its APIC pool and has determined that it was immaterial as of January 1, 2006. SFAS No.123(R) also amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows. Prior to the adoption of SFAS No.123(R), the Company accounted for stock-based compensation cost under the Option Plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition Disclosure. See Note 10 for additional information on stock-based compensation.

Agent Warrant Plan—The Company’s independent sales agents participate in the PAETEC Communications, Inc. Agent Incentive Plan (the “Warrant Plan”). Warrants granted under the Warrant Plan are recorded at fair value and are accounted for under the provisions of SFAS No. 123(R) and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees or in Conjunction with Selling Goods or Services. In accordance with SFAS No. 123(R), the Company estimates the fair value of each warrant grant on the date of grant using the Black-Scholes option-pricing model and using assumed risk-free interest rates ranging from 2.84% to 6.67% and expected lives of ten years. The volatility factor assumptions used in the Company’s fair value model ranged from 71% to 99%. The Company accrues compensation expense during the service period and adjusts the value attributable to unvested warrants in subsequent periods to the measurement date for increases or decreases in the fair value of the shares of common stock issuable upon exercise of the warrants. In accordance with EITF Issue 96-18, the measurement date is the date at which the agent’s performance is complete.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Leveraged Recapitalization Related Costs—On June 12, 2006, the Company consummated the Leveraged Recapitalization. (Note 3)

In 2006, the Company’s operating expenses include a charge of approximately $15.2 million for costs related to the Leveraged Recapitalization. The Company’s 2006 operating expenses also include other charges incurred in connection with the Leveraged Recapitalization, including a charge of $5.0 million for management cash bonuses and a stock-based compensation charge related to the Executive of $2.8 million for equity awards made under PAETEC Corp. Incentive Plan. The Leveraged Recapitalization also resulted in a non-operating charge in 2006 of approximately $5.1 million attributable to the extinguishment of the company’s then existing senior secured credit facility and capital leases.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and accounts receivable. Exposure to losses on accounts receivable is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. As of December 31, 2006 and 2005, cash and cash equivalents of $28.6 million and $25.2 million, respectively, were held by a major financial institution, and the remaining cash and cash equivalents of $18.3 million and $24.2 million, respectively, were held at various financial institutions and banks.

Concentration of Suppliers—The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of transmission facilities owned by the suppliers. The Company is vulnerable to the risk of renewing favorable supplier contracts, timeliness of the supplier in processing the Company’s orders for customers and is at risk related to regulatory agreements that govern the rates to be charged to the Company.

Financial Instruments—The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The fair values of the Company’s financial instruments are as follows:

•

The amount of long-term debt reported in the accompanying consolidated balance sheets approximates the fair value of these instruments. Fair value is based on the Company’s review of market values associated with comparable debt instruments.

•

The Company is also a party to letters of credit totaling $4.5 million and $3.5 million as of December 31, 2006 and 2005, respectively. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any material losses from their resolution since performance under these letters of credit is not likely to be required.

Basic and Diluted Income Per Common Share—For the years ended December 31, 2005 and 2004, basic income per common share was calculated utilizing the “two-class” method, by dividing income allocated to common stockholders by the weighted average number of common shares outstanding during the period.

At December 31, 2005 and 2004, the Company had 134,000 outstanding shares of Series A convertible redeemable preferred stock that meet the criteria of a participating security in the calculation of basic income per common share using the “two-class” method of SFAS No. 128. Therefore, EITF 03-06 requires that earnings be allocated between common stock and the participating security. Diluted income per common share was computed by dividing income allocated to common stockholders by the weighted average number of shares of Class A common stock, Class B common stock and potential common stock outstanding during the period. Potential

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

common stock consists of common stock issuable under the assumed exercise of stock options and warrants, computed based on the treasury stock method, and the assumed conversion of the issued and outstanding Series A convertible redeemable preferred stock using the “if-converted” method. Diluted income per common share includes the effect of potentially dilutive issuances of securities. Potential common stock is not included in the calculations of diluted income per common share to the extent its inclusion would be anti-dilutive.

As a result of the Leveraged Recapitalization on June 12, 2006, the Company converted or redeemed all of the outstanding shares of its Series A convertible redeemable preferred stock (Note 3). At December 31, 2006, there were no shares of Series A convertible redeemable preferred stock outstanding and, therefore, the “two-class” method of computing basic income per common share was not applicable.

Use of Estimates in Financial Statements—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives—SFAS. No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, allows the gains and losses of a derivative to offset related results on the hedged item in the consolidated statement of operations and comprehensive income, and requires the Company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

Derivatives are recognized on the balance sheet at fair value. The Company’s freestanding derivative instruments are evaluated for hedge accounting at inception and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as hedges of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive (loss) income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument.

Prior to the Leveraged Recapitalization, the shares of Series A convertible redeemable preferred stock were convertible at any time at the holder’s option into shares of the Class A common stock at a price of $7.50 per share of Class A common stock. At any time after February 4, 2007, but not after the consummation of a qualified public offering or a specified sale of the Company, any holder of the Series A convertible redeemable preferred stock had the right to require the Company to repurchase for cash any or all of the outstanding shares of

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

the Series A convertible redeemable preferred stock at fair market value, as defined in the agreement pursuant to which the Series A convertible redeemable preferred stock was issued. The conversion right of the Series A convertible redeemable preferred stockholders combined with the cash repurchase right of the Series A convertible redeemable preferred stockholders represented an embedded derivative as defined in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company estimated the fair value and bifurcated the embedded derivative from the host contract. At each balance sheet date, the embedded derivative was recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative was determined based on a number of assumptions including the liquidity and volatility of the Company’s common stock. As a result of the Leveraged Recapitalization, the Series A convertible redeemable preferred stock conversion right no longer exists. The fair value of the Series A convertible redeemable preferred stock conversion right was zero as of June 12, 2006, as the Leveraged Recapitalization effectively set the termination date of the conversion right to June 12, 2006, on which date the right was out of the money and, therefore, had a fair value of zero. The change in fair value from January 1, 2006 to June 12, 2006 is included as income in the 2006 consolidated statements of operations and comprehensive income.

Interest rate swap agreements are periodically used by the Company to reduce exposure to fluctuations in the interest rates on its variable rate debt. These agreements are recorded in the condensed consolidated balance sheets at fair value. Changes in the fair value of the agreements are recorded in net income or other comprehensive (loss) income, based on whether the agreements are designated as part of the hedge transaction and whether the agreements are effective in offsetting the change in the value of the interest payments attributable to the Company’s variable rate debt.

Also as part of the Leveraged Recapitalization, the Company obtained borrowings under new senior secured credit facilities. In connection with these new facilities, the Company had interest rate swaps as of December 31, 2006 that qualified as cash flow hedges (Note 6).

Comprehensive Income—Comprehensive income includes all changes in stockholders’ equity during a period, except for changes resulting from investments by owners and distributions to owners. In 2006, 2005 and 2004, comprehensive income includes the Company’s net income and also includes the change in the market value of derivative hedge instruments of $2.1 million, $0.4 million and $1.4 million, respectively.

Recently Issued Accounting Standards—In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that entities recognize in their financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Based upon an assessment of the application of FIN 48 with respect to the Company’s income taxes, the adoption of FIN 48 is not expected to have a material effect on the consolidated financial statements of the Company.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information concerning the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the potential impact of adopting SFAS No. 157.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, codified as SAB Topic 1.N, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 was issued to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires that misstatements are quantified based on their impact on each of an entity’s financial statements and related disclosures. SAB No. 108 is effective for financial statements covering the first fiscal year ending after November 15, 2006, and allows a one-time transitional cumulative effect adjustment to the carrying amounts of assets and liabilities as of the beginning of the fiscal year, with the offsetting adjustment to the opening balance of retained earnings. This one-time adjustment is allowed only for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. The adoption of SAB No. 108 did not have an impact on the consolidated financial statements of the Company.

In February of 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. The Company is currently evaluating the potential impact of adopting SFAS No. 159.

3.	LEVERAGED RECAPITALIZATION

On June 12, 2006, the Company consummated the Leveraged Recapitalization pursuant to, among other transactions, specified shares of the Series A convertible redeemable preferred stock were converted into shares of Class A common stock according to the existing terms of the Series A convertible redeemable preferred stock. As part of the Leveraged Recapitalization, the Company repurchased all remaining outstanding shares of the Series A convertible redeemable preferred stock, and specified outstanding shares of Class A common stock, for cash. The purchase price was funded in part with proceeds of borrowings under new senior secured credit facilities obtained by the Company (Note 6). The Leveraged Recapitalization, also included the conversion of all outstanding shares of the Class B common stock into an equal number of shares of Class A common stock (the “Class B Conversion”), and the right to receive 3.4 million additional shares of Class A common stock (the “Additional Shares”). Specified options to purchase Class A common stock issued in connection with the Company’s acquisition by merger of Campuslink Communications Systems, Inc. (the “CCS options”) also were repurchased by the Company for cash as part of the Leveraged Recapitalization. In addition, , to induce certain initial stockholders of the Company to provide the consents, approvals, waivers, releases and other agreements necessary to consummate the Leveraged Recapitalization, the Leveraged Recapitalization also involved the Company‘s issuance and sale of 690,065 shares of Class A common stock for no additional cash consideration to these initial stockholders (the “Initial Stockholder Sale”). The Company used the proceeds from the new senior secured credit facilities, in part, to pay some or all of the total cash required to consummate the Leveraged Recapitalization and to pay off or refinance substantially all of the Company’s then existing debt, including its then existing senior secured credit facility and capital leases.

The Company’s board of directors approved the grant of equity-based and cash incentive awards to certain senior executives for services in connection with the Leveraged Recapitalization and to promote the Company’s

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

retention of the executives following the consummation of the Leveraged Recapitalization. These awards included total cash bonuses of $5.0 million and grants of restricted stock units for 4.0 million shares of Class A common stock, which vest on the third anniversary of the date of grant (Note 10). The cash bonuses were paid following completion of the Leveraged Recapitalization and were subject to specified repayment provisions that could have resulted in an executive’s repayment of some or all of the bonus upon the occurrence of specified events during the 36 full calendar months following the month in which the bonuses were paid. In August 2006, the Company entered into agreements with the executive who had received one of these cash bonuses, under which PAETEC agreed to terminate the repayment provisions to which the bonuses were originally subject. These termination agreements were entered into to induce the executive to take actions or enter into or consent to agreements related to the execution of the merger agreement pursuant to which the Mergers (Note 15) were consummated,, including amendments to severance agreements and consents to incentive plan amendments that would preclude the completion of the mergers from triggering potential accelerated payments or accelerated vesting of equity awards held by the executives. As a result of these cash bonus transactions, the Company recorded a charge of $5.0 million, which is included in income from operations for the year ended December 31, 2006.

Series A Repurchase—Under the Leveraged Recapitalization, the Series A convertible redeemable preferred stockholders converted 50,045 outstanding shares of Series A convertible redeemable preferred stock into 6,672,638 shares of Class A common stock immediately before the Company’s repurchase of the remaining 83,955 outstanding shares of Series A convertible redeemable preferred stock, including accrued dividends, for cash. The total cash paid by the Company in connection with the repurchase was $205.0 million, of which $68.5 million represented the payment of accrued dividends on the converted and repurchased shares of Series A convertible redeemable preferred stock.

In accordance with Emerging Issues Task Force (“EITF”) Issue No. D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the repurchase of the Series A convertible redeemable preferred stock was accounted for as a redemption. As a result, the $33.8 million excess of fair value of the consideration transferred to the holders of the Series A convertible redeemable preferred stock over the carrying value of the Series A convertible redeemable preferred stock in the Company’s balance sheet on the date of the repurchase of $33.8 million was charged against paid-in-capital during the year ended December 31, 2006 and is reflected in the total net change in paid-in-capital for the year ended December 31, 2006. The $33.8 million was subtracted from net income for the purpose of computing the net loss allocated to common stockholders and charged against paid-in-capital during the year ended December 31, 2006.

Class A Repurchase—The Company purchased from some of the former stockholders of Campuslink Communications and some of their affiliates a total of 6,546,526 shares of Class A common stock for $56.9 million in cash, which represented a weighted average purchase price of $8.06 per share. In accordance with FASB Technical Bulletin (“FTB”) No. 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending Against a Takeover Attempt, the total fair value of the repurchased shares on June 12, 2006 of $45.7 million ($6.98 per share—see Fair Value of Common Stock below) was accounted for as the cost of the shares and was included in treasury stock within the Company’s total stockholders’ deficit at December 31, 2006. The cash paid in excess of the fair market value of those shares on the repurchase date of $11.3 million was charged against income as inducement expense during the year ended December 31, 2006.

Class B Conversion—The Company and specified Class B common stockholders entered into an agreement to cause the conversion of all 2,635,000 outstanding shares of Class B common stock into an equal number of

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

shares of Class A common stock in accordance with the terms of the Company’s restated certificate of incorporation and to provide the specified Class B common stockholders with the right to receive at a specified date 3.4 million additional shares of Class A common stock in connection with the conversion. In accordance with the agreement, as modified in January 2007, (Note 15), these additional shares were issued in January 2007.

The Company determined that the fair value of the shares of Class B common stock was equal to the fair value of the total number of shares of Class A common stock which the Class B common stockholders were entitled to receive under the agreement, based on a number of factors. All parties to the Leveraged Recapitalization negotiated with each other and the Company to determine the various elements of the Leveraged Recapitalization. The parties each received a range of values for the shares and rights relinquished and/or received. Each share of Class B common stock had 20-to-1 voting rights over each share of Class A common stock, and the total voting power of the Class B common stock represented approximately 54% of the total voting power of all outstanding voting securities of the Company immediately prior to the Leveraged Recapitalization. Because of the 20-to-1 voting rights of the Class B common stock and the resulting voting control of the Class B common stockholders, and the contractual approval rights over specified and other matters held by the Series A convertible redeemable preferred stockholders and certain former stockholders of Campuslink Communications, the Company concluded that these three groups relinquished similar rights in the Leveraged Recapitalization. The Company concluded that a complex capitalization structure, similar to the Company’s capital structure prior to the Leveraged Recapitalization, might result in a range of fair values of the Company’s common stock. Based upon these facts and circumstances, the Company concluded that the $8.70 per share value that the Class B common stockholders received for their shares of Class B common stock represented fair value.

Campuslink Options—As part of the Leveraged Recapitalization, the Company purchased from some of the former stockholders or employees of Campuslink Communications options to purchase 40,568 shares of Class A common stock subject to each repurchased option. These options to purchase Class A common stock were repurchased by the Company for cash at a price of $6.38 per option. These options were originally recorded as part of the purchase price for the Company’s acquisition by merger of Campuslink Communications in 1999. In accordance with SFAS No.123(R), the excess of the repurchase price over the fair value of the options immediately before the repurchase of $0.2 million was recognized as additional compensation expense and included in leveraged recapitalization related costs in the Company’s consolidated statements of operations and comprehensive income for the year ended December 31, 2006. The Company determined the fair value of the options immediately before the repurchase using the Black-Scholes option-pricing model using the following assumptions: 1) a fair market value of the Company’s Class A common stock immediately before the repurchase of $6.98 per share (see Fair Value of Common Stock below); 2) an exercise price of $2.50 per share; 3) an expected life of 0.25 years; 4) an annualized volatility of 71%; and 5) a risk free interest rate of 4.93%.

Initial Stockholder Sale—To induce specified initial stockholders to provide the consents, approvals, waivers, releases and other agreements required to consummate the Leveraged Recapitalization, the Company issued to these initial stockholders 690,065 shares of Class A common stock for no additional cash consideration. The fair value of the Class A common stock at June 12, 2006 of $2.6 million was recorded as an inducement expense and included in leveraged recapitalization related costs in the Company’s consolidated statements of operations and comprehensive income for the year ended December 31, 2006.

Fair Value of Common Stock—The Company determined the illiquid, non-marketable fair value of the Company’s Class A common stock at June 12, 2006 based upon the Company’s capitalization structure after the Leveraged Recapitalization, using the Class A common stock price negotiated as part of the Leveraged Recapitalization. The Company assessed the reasonableness of this price by performing an internal valuation

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

analysis similar to the periodic analysis that the Company applies to determine the fair value of its Class A common stock from time to time in connection with granting stock options to employees (Note 10). This analysis used the Company’s projected future cash flows, discounted at a rate that reflects both the Company’s weighted average cost of capital and the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers (as determined by management) within the competitive carrier industry. Based on this analysis, the Company’s board of directors determined that the fair value of the Class A common stock was equal to $3.80 per share at June 12, 2006, based upon the Company’s capitalization structure after the Leveraged Recapitalization.

The Company also determined the liquid, marketable fair value of the Company’s Class A common stock at June 12, 2006 based upon the Company’s capitalization structure just prior to the Leveraged Recapitalization, using the Class A common stock price negotiated as part of the Leveraged Recapitalization. The Company assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis that the Company applies to determine the fair value of its Class A common stock from time to time in connection with granting stock options to employees (Note 10). However, this analysis used the Company’s projected future cash flows, which were discounted at a rate that reflects the Company’s weighted average cost of capital but which did not include a discount for the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers (as determined by management) within the competitive carrier industry. Based on this analysis, the Company determined that the liquid, marketable fair value of the Class A common stock based upon the Company’s capitalization structure just prior to the Leveraged Recapitalization was $6.98 per share. This price was used to determine the accounting impact of the Class A Repurchase, the Class B Conversion and the repurchase of the Campuslink options as these transactions were negotiated based on the undiscounted, fully liquid value of the Class A common stock.

Debt and Capital Leases—As part of the Leveraged Recapitalization, the Company incurred borrowings under new senior secured credit facilities that consisted of a first lien term loan of $275.0 million, which included a revolving credit facility of $25.0 million, and a second lien term loan of $100.0 million (see Note 6). The Company applied the proceeds from the new senior credit facilities, in part, to make some or all of the total cash payments pursuant to the Leveraged Recapitalization and to repay or refinance all outstanding principal and interest under its then-existing $100.0 million senior secured credit facility, and $18.6 million of capital leases. In addition, the Company extinguished its interest rate swaps related to the foregoing indebtedness (Note 6).

Transaction Fees—The Company incurred $10.0 million in external legal, accounting, consulting and bank fees related to the Leveraged Recapitalization. Of these fees, $8.9 million represented direct costs incurred to acquire borrowings under the Company’s new senior secured credit facilities and were recorded as an asset at December 31, 2006. These fees will be amortized and charged to interest expense using the effective interest method over the life of the facilities. Direct costs incurred as a result of the Leveraged Recapitalization that were not direct costs of acquiring the senior credit facilities represented $1.1 million of these fees. These costs were included in income from operations as part of leveraged recapitalization related costs for the year ended December 31, 2006.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

The following table shows the Company’s cash and cash equivalents and capitalization as of March 31, 2006 and as of June 30, 2006, reflecting the effects of the Leveraged Recapitalization:

	March 31, 2006	June 30, 2006
	(in thousands, except share and per share data)
Cash and cash equivalents	$52,092	$33,333

Current portion of long-term debt	$16,084	$2,873
Long-term debt	99,786	372,308

Total long-term debt, including current portion	$115,870	$375,181

Fair value of Series A convertible redeemable preferred stock conversion right	$5,282	$—

Series A convertible, redeemable preferred stock, $.01 par value, 134,000 and 0 shares authorized, issued and outstanding at March 31, 2006 and June 30, 2006, respectively ($199,515 liquidation value at March 31, 2006, inclusive of accrued dividends of $65,515)	$197,155	$—

Stockholders’ deficit:
Class A common stock, $.01 par value; 75,000,000 shares authorized, and 26,686,758 shares issued and outstanding at March 31, 2006; 100,000,000 shares authorized, 36,715,523 shares issued, and 30,168,997 shares outstanding at June 30, 2006	267	367
Class B common stock, $.01 par value; 7,500,000 shares authorized and 2,635,000 shares issued and outstanding at March 31, 2006; and 0 shares authorized, issued and outstanding at June 30, 2006	26	—
Treasury stock, 6,546,526 shares at cost, at June 30, 2006	—	(45,694)
Additional paid-in capital	21,518	17,162
Deferred stock-based compensation	(149)	(135)
Accumulated other comprehensive loss	—	(556)
Accumulated deficit	(62,763)	(68,577)

Total stockholders’ deficit	(41,101)	(97,433)

Total capitalization	$277,206	$277,748

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2006 and December 31, 2005 consisted of the following:

	December 31,
	2006	2005
	(in thousands)
Switches and switch-related equipment	$232,627	$196,612
Computer hardware and purchased software	49,213	42,834
Equipment	18,011	16,283
Office equipment, furniture and fixtures	16,543	14,478
Construction-in-progress	443	1,484

	316,836	271,691
Accumulated depreciation	(149,270)	(119,697)

Property and equipment, net	$167,566	$151,994

Construction-in-progress as of December 31, 2006 and 2005 consisted primarily of costs associated with the build-out of the Company’s network switch sites. Depreciation expense for 2006, 2005 and 2004 totaled $31.4 million, $26.0 million, and $21.9 million, respectively.

5.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill—Goodwill was $35.1 million as of December 31, 2006 and 2005, respectively. There was no change in goodwill during the year ended December 31, 2006.

The changes in the carrying value of goodwill in 2005 were as follows (in thousands):

Balance as of December 31, 2004	$36,695
Goodwill related to acquisition of American Long Lines, Inc. (Note 15)	1,471
Purchase accounting adjustment—Covista Communications, Inc.	(3,084)

Balance as of December 31, 2005 and 2006	$35,082

Other Intangible Assets

The gross carrying amount and accumulated amortization by major intangible asset category for December 31, 2006 and 2005 were as follows:

	As of December 31, 2006			Weighted- Average Amortization Period
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$13,803	$7,306	$6,497	4 years
Technology-based	653	653	—	3 years
Capitalized software costs	2,134	—	2,134	—

Total	$16,590	$7,959	$8,631	3 years

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

	As of December 31, 2005			Weighted- Average Amortization Period
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$13,803	$4,078	$9,725	4 years
Technology-based	653	653	—	3 years

Total	$14,456	$4,731	$9,725	3 years

Gross intangible assets at December 31, 2006 included $2.1 million of capitalized software costs, for which there was no amortization during 2006. Intangible asset amortization expense for the years ended 2006, 2005 and 2004 was $3.2 million, $3.1 million , and $1.0 million, respectively.

The Company estimates that future aggregate amortization expense related to purchased intangible assets as of December 31, 2006 will be as follows for the periods presented (in thousands):

Year Ending December 31,
2007	$3,145
2008	2,772
2009	2,257
2010	457

Total	$8,631

6.	LONG-TERM DEBT

Long-term debt as of December 31, 2006 and 2005 consisted of the following:

	December 31, 2006	December 31, 2005
	(in thousands)
Senior secured debt, as described below	$373,625	$99,048
Capital lease agreement (Anaheim switch), payable in monthly installments of $83, including interest at 5.8%, maturing in 2009	—	2,868
Capital lease agreement (New Jersey switch), payable in monthly installments of $72, including interest at 7.3%, maturing in 2010	—	2,896
Other debt	161	7,074

Total debt	373,786	111,886
Less: current portion	(2,856)	(12,186)

Long-term debt	$370,930	$99,700

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Principal payments on long-term debt are as follows (in thousands):

Year Ending December 31,
2007	$2,856
2008	2,788
2009	2,767
2010	2,750
2011	2,750
Thereafter	359,875

Total	$373,786

The principal payments in the table above do not reflect those due under the $800 million term loan facility obtained on February 28, 2007 in connection with the completion of the US LEC merger (Note 16).

Senior Secured Debt—On February 21, 2006, the Company amended and restated its previously existing senior secured credit facility. Under this amendment and restatement, the term loan was increased to $100.0 million and the reducing revolving credit facility was reduced to $25.0 million. The outstanding principal balance of the term loan was payable in fifteen quarterly installments commencing on June 30, 2006, with a final installment payment on January 31, 2010. In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to be Refinanced, the Company’s long-term debt obligations at December 31, 2005 were adjusted to reflect the terms of the February 21, 2006 amendment.

On June 12, 2006, as part of the Leveraged Recapitalization (Note 3), the Company paid off its then existing senior secured credit facility and entered into two new senior secured credit facilities. The new senior secured credit facilities include a first lien credit agreement, consisting of an initial term loan commitment of $275.0 million and a revolving loan commitment of $25.0 million, and a second lien credit agreement consisting of a $100.0 million term loan commitment. The Company used the proceeds from the new senior secured credit facilities, in part, to pay some or all of the total cash required for the Leveraged Recapitalization, and to pay off the Company’s existing debt, including its existing senior secured credit facility and capital leases. In connection with the repayment of its then existing senior secured credit facility and capital leases, the Company incurred a loss on extinguishment of debt totaling approximately $5.1 million. As of December 31, 2006, the Company had $25.0 million in borrowings available under the revolving portion of the first lien credit agreement. The outstanding principal balance of the first lien term loan is payable in twenty quarterly installments, which commenced on September 30, 2006. Each quarterly installment payable during the period from September 30, 2006 through and including March 31, 2011 is equal to $0.7 million, with the final quarterly installment payable on June 30, 2011 equal to the remaining unpaid portion of the term loan. Under the first lien credit agreement, additional payments of principal may become due annually, based upon the Company’s level of excess cash flow as defined in the credit agreement. The first lien credit agreement also carries a fee of 0.5% on the unutilized revolving loan commitment as well as a fee equivalent to an applicable margin for each outstanding letter of credit under the agreement. The outstanding principal balance on the second lien term loan is payable in full on the June 12, 2013 maturity date. In connection with the new senior secured credit facilities, the Company incurred debt issuance costs of approximately $8.9 million. These costs were capitalized, and are being amortized over the term of the facilities using the effective interest method. The Company granted the lenders under this facility a security interest in substantially all of its assets and in the capital stock of its subsidiaries.

Amounts borrowed under the Company’s first lien term loan bear interest at the Company’s option at either the London Interbank Offered Rate (“LIBOR”) plus 3.5%, or a defined base rate plus 2.5%. The defined base

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

rate is equal to the higher of the prime lending rate or the overnight federal funds rate plus one-half of one percent (the “Base Rate”). Amounts borrowed under the Company’s second lien term loan bear interest at the Company’s option at either LIBOR plus 7.5%, or Base Rate plus 6.5%. At December 31, 2006, borrowing rates were 8.9% and 12.9% under the first and second lien credit agreements, respectively.

Under the Company’s new senior secured credit facilities, the Company is subject to the following financial covenants:

•	minimum fixed charge coverage ratio; and

•	maximum total leverage ratio.

The Company is also subject to various other restrictions under the new senior secured credit facility agreements, which affect, and in some cases significantly limit or prohibit, the Company’s ability to incur additional indebtedness. As of December 31, 2006, the Company was in compliance with all of its covenants.

Other Debt— As of December 31, 2005, other debt included capital lease and vehicle note obligations. As part of the Leveraged Recapitalization, the Company paid off approximately $18.6 million in capital lease liabilities. Prior to the Leveraged Recapitalization, on April 3, 2006, the Company and one of its primary lessors amended the provisions of their master agreement to lease equipment. Under the amended terms, which changed the classification of 40 operating leases under the master agreement from operating to capital leases, the Company recorded approximately $3.1 million of additional debt and additional equipment. As a result of the subsequent payment of capital lease obligations in connection with the Leveraged Recapitalization, there were no outstanding capital lease obligations as of December 31, 2006. Other debt as of December 31, 2006 included the Company’s vehicle note obligations of approximately $0.2 million.

Interest Rate Swap Agreements—In order to reduce the Company’s exposure to fluctuations in interest rates, the Company periodically enters into interest rate swap agreements. These agreements effectively convert a portion of the Company’s floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s policy is to enter into swap agreements only with creditworthy counterparties.

Swap agreements in effect as of December 31, 2006 and December 31, 2005 were as follows:

	Notional Amount	Maturities	Strategy	Weighted Average LIBOR Rate	Fixed Rate
	(in thousands)
December 31, 2006	$125,000	06/30/2009	Cash Flow Hedge	5.38%	5.64%
	$100,000	06/30/2009	Cash Flow Hedge	5.38%	5.63%
December 31, 2005	$45,000	09/30/2006	Cash Flow Hedge	4.36%	2.96%
	$25,000	04/01/2007	Cash Flow Hedge	4.36%	4.23%

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

non-performance by counter-parties to the Company’s swap agreements as all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed and approved by the Company’s board of directors. The Company’s policy is to limit the maximum number of positions that can be taken in any given instruments.

In connection with the Leveraged Recapitalization, the Company extinguished the $45.0 million and $25.0 million notional amount interest rate swap agreements associated with its previously existing senior secured credit facility, and entered into two new swap agreements to hedge against the variability in cash flows associated with the interest payment on its new senior secured credit facilities. The change in the fair value of the previously existing swaps of less than $0.1 million from January 1, 2006 to June 26, 2006, the date the swaps were extinguished, was recorded in interest expense for the year ended December 31, 2006.

In connection with the new senior secured credit facilities entered into as part of the Leveraged Recapitalization, the Company also entered into two new interest rate swap agreements on June 26, 2006. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company designated the two new swap agreements as cash flow hedges. The Company estimates the effectiveness of the interest rate swap agreements using the hypothetical derivative method. Under this method, the fair value of the actual interest rate swaps is compared to the fair value of hypothetical swap agreements that have the same critical terms as the portion of the debt being hedged. The critical terms of the interest rate swap agreements are identical to the portion of the debt being hedged as of December 31, 2006. To the extent that the agreements are not considered highly effective in offsetting the change in fair value of the interest payments being hedged, the fair value relating to the ineffective portion of such agreements and any subsequent changes in such fair value will be immediately recognized in net income as interest expense. To the extent that the swap agreements are considered highly effective, but not completely effective, in offsetting the change in the value of the benchmark interest payments being hedged, any changes in fair value relating to the ineffective portion of such agreements will be immediately recognized in net income as interest expense. During the year ended December 31, 2005, the Company recorded a $1.0 million (before income taxes) out of period adjustment in the consolidated statement of operations and comprehensive income to properly discontinue hedge accounting related to its interest rate swaps.

Under hedge accounting, interest rate swap agreements are reflected at fair value in the condensed consolidated balance sheets and the related gains and losses on these agreements are recorded in total stockholders’ deficit, net of applicable income taxes; as accumulated other comprehensive loss. Gains and losses recorded in accumulated other comprehensive loss are reclassified into income as an adjustment to interest expense in the same periods in which the hedged transaction is recognized in income.

In performing its assessment of effectiveness of its cash flow hedges as of December 31, 2006, the Company concluded that its cash flow hedges were highly effective. As of December 31, 2006, the Company’s outstanding swaps represented a liability with a fair value of $2.1 million, net of tax. Accumulated other comprehensive loss and other long-term liabilities have been adjusted based on the fair value. The adjustment to fair value from July 1, 2006 to December 31, 2006 was recorded as a component of comprehensive income for year ended December 31, 2006.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

7.	INCOME TAXES

Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004
	(amounts in thousands)
Current income tax expense:
U.S. Federal	$623	$650	$450
U.S. State	726	497	627

Total	$1,349	$1,147	$1,077
Deferred income tax expense (benefit):
U.S. Federal	$7,082	$12,795	$(38,360)
U.S. State	(1)	182	125

Total	$7,081	$12,977	$(38,235)

Total income tax expense (benefit)	$8,430	$14,124	$(37,158)

Income tax expense for each of the years ended December 31, 2006, 2005 and 2004 differs from the expected income tax expense calculated using the statutory U.S. Federal income tax rate as follows:

	2006		2005		2004
	($ amounts in thousands)
Federal provision at statutory rate	$5,682	35%	$10,010	35%	$14,167	35%
State taxes, net of Federal provision	838	5%	711	2%	1,195	3%
Fair value of Series A convertible redeemable preferred stock conversion right	(3,772)	(23)%	3,772	13%	—	—
Amounts paid to facilitate Leveraged Recapitalization	5,287	33%
Acquired net operating loss carryforwards	—	—	—	—	7,419	18%
Stock-based compensation	852	5%
Other	(47)	(0)%	37	0%	(395)	(1)%
Change in valuation allowance	(410)	(3)%	(406)	(1)%	(59,544)	(147)%

Income tax expense (benefit)	$8,430	52%	$14,124	49%	$(37,158)	(92)%

Deferred Income Taxes—Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, including net operating loss carryforwards, for financial and tax reporting. Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred income tax asset for which realization is not more likely than not.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

As of December 31, 2006, the Company maintained a valuation allowance of approximately $2.7 million, which primarily relates to state net operating loss carryforwards that the Company does not believe it is more likely than not to realize. As of December 31, 2005, the Company maintained a valuation allowance of approximately $3.1 million.

The Company’s deferred income tax assets (liabilities) as of December 31, 2006 and 2005 consisted of the following:

	December 31,
	2006	2005
	(amounts in thousands)
Current:
Net operating loss (NOL) carryforwards	$7,583	$14,426
Allowance for doubtful accounts	2,407	2,804
Other accruals and deferrals	3,583	2,257
Deferred revenue	1,244	896
Valuation allowance	(607)	(878)

Net current deferred income tax asset	$14,210	$19,505

Non-current:
NOL carryforwards	$42,299	$45,548
Federal & State AMT credit carryforward	2,260	1,287
Basis difference in property and equipment and intangible assets	(33,102)	(31,785)
Stock-based compensation	2,181	—
Other	15	529
Valuation allowance	(2,081)	(2,220)

Net non-current deferred income tax asset	$11,572	$13,359

The Company recorded a tax provision of $8.4 million for the year ended December 31, 2006, which represented an effective tax rate of 51.9%. Of the $20.2 million in charges related to the Leveraged Recapitalization, $15.1 million related to the acquisition of the Company’s stock. As such, these costs are non-deductible for tax purposes. Excluding the $15.1 million of charges related to the acquisition of the Company’s stock, as well as the $10.8 million in income that resulted from the change in the fair value of the Series A convertible redeemable preferred stock conversion right, the Company’s effective income tax rate would have been 41.0% for the year ended December 31, 2006.

The Company recorded a tax provision of $14.1 million for the year ended December 31, 2005, which represented an effective tax rate of 49.4%. Excluding the $10.8 million charge in 2005 that resulted from the change in the fair value of the Series A preferred stock conversion right, which is not deductible for tax purposes, the effective income tax rate would have been 35.9%.

As of December 31, 2005, the Company had net operating loss carryforwards of approximately $154.7 million. The Company utilized $26.2 million of net operating loss carryforwards to offset federal taxable income during the year ended December 31, 2006. In addition, the Company accumulated an additional $0.5 million of net operating losses related to converted charitable contributions. As of December 31, 2006 the Company had approximately $129.0 million in net operating loss carryforwards (“NOLs”). As a result, the Company currently only pays accrued alternative minimum taxes and state income taxes. The Company conducted an analysis of the

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

impact that the Leveraged Recapitalization had on the Company’s ability to utilize its NOLs. The analysis concluded that PAETEC incurred a change in ownership within the meaning of Section 382 of the Internal Revenue Code (IRC Section 382) as a result of the Leveraged Recapitalization on June 12, 2006. In general, IRC Section 382 places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the ownership change date. As such, as of December 31, 2006, the $129.0 million pre-change net operating losses will be subject to an annual limitation under IRC Section 382. The analysis concluded that an annual limitation of approximately $7.1 million will be imposed on these NOLs. To the extent the Company has a net unrealized built in gain (“NUBIG”) at the date of the ownership change, the limitation may be increased during the first five years following the ownership change pursuant to IRC Section 382 and published notices. The analysis supports the conclusion that a NUBIG existed at the date of the ownership change providing for the increase in the annual limitation by approximately $9.3 million during the five year period immediately following the ownership change that occurred on June 12, 2006. Based on this conclusion, a combined NOL limitation of $16.4 million will exist on PAETEC’s NOLs during the five years immediately following the ownership change, and an annual limitation of $7.1 million will exist thereafter. The overall analysis supports the Company’s ability to utilize its pre-change deferred income tax assets related to the NOLs prior to their expiration.

8.	REDEEMABLE PREFERRED STOCK

As a result of the Leveraged Recapitalization (Note 3), all of the Company’s convertible redeemable preferred stock was converted or redeemed. A total of 50,045 shares of Series A convertible redeemable preferred stock were converted into shares of Class A common stock pursuant to the original terms of the Series A convertible redeemable preferred stock. The Company paid each Series A convertible redeemable preferred stockholder in cash for the aggregate amount of accrued and unpaid dividends on the converted shares. In addition, the Company purchased a total of 83,955 shares of Series A convertible redeemable preferred stock for cash, including all unpaid dividends accrued on those shares. The Company made total cash payments of $205.0 million with respect to these preferred stock transactions, of which, $68.5 million represented the payment of accrued dividends on the converted and repurchased shares. The excess of fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the Company’s balance sheet was subtracted from net income for purposes of computing the net loss allocated to common stockholders, in accordance with the EITF Issue No. D-42. As such, the Company charged the amount of this excess ($33.8 million) against paid-in-capital for the year ended December 31, 2006.

9.	STOCKHOLDERS’ EQUITY

Common Stock—Subsequent to the Leveraged Recapitalization (Note 3), the authorized capital stock of the Company consists of one class of common stock, designated as Class A common stock. In addition to the Class A common stock, the Company has the authority to issue 10 million shares of preferred stock. No such shares have been issued as of December 31, 2006. All shares of Class A common stock have the same rights, powers and privileges.

Holders of common stock are entitled to share ratably in dividends when and as declared by the Company’s Board of Directors out of funds legally available. On liquidation and dissolution of the Company, each holder of common stock is entitled to share ratably in all assets.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

10.	SHARE-BASED TRANSACTIONS

Stock Options—Employees of the Company participate in the PAETEC Corp. 2001 Stock Option and Incentive Plan (the “2001 Equity Plan”) and the PAETEC Corp. 1998 Incentive Compensation Plan (the “1998 Option Plan” and, together with the 2001 Equity Plan, the “General Equity Plans”). The 1998 Option Plan provides for the issuance of up to an aggregate of 5,300,000 shares of Class A common stock. The 1998 Option Plan was designed to create an incentive for the Company’s employees and is administered by a committee of the Company’s board of directors. Although the 1998 Option Plan remains in effect and options under the plan remain outstanding, the Company ceased making awards under the plan as of February 28, 2001. In March 2001, the Company adopted the 2001 Equity Plan in order to enhance the Company’s ability to attract and retain the Company’s employees. The 2001 Equity Plan is administered by a committee of the Company’s board of directors and provides for the issuance, as of December 31, 2006, of up to an aggregate of 20,225,650 shares of Class A common stock, plus any shares of Class A common stock that are represented by awards granted under the 1998 Option Plan which are forfeited, expire or are canceled without the delivery of shares of Class A common stock, up to a maximum of 2,987,782 shares.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method and, therefore, has not restated results for prior periods’. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding as of January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). The Company recognizes these compensation costs, net of an estimated forfeiture rate, ratably over the requisite service period of the award. The Company estimated the forfeiture rate based on its historical experience since January 1, 2000. For the year ended December 31, 2006, the total compensation expense related to stock options granted under the General Equity Plans was $2.9 million, net of a deferred income tax benefit of $0.3 million. This expense is included as part of selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

Prior to January 1, 2006, the Company accounted for compensation cost under the General Equity Plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition Disclosure. When options were granted with exercise prices below fair value, compensation expense was recorded for awards of options over the period earned. However, in most cases the Company had not recognized any compensation expense in connection with option awards to employees, since the exercise price of the option on the date of grant generally approximated the fair market value of the Company’s underlying Class A common stock on that date.

Prior to the adoption of SFAS No. 123(R), the tax benefit, if any, from stock option exercises was presented as an operating cash flow. Upon adoption of SFAS No. 123(R), tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options will be classified as financing cash flows. Additionally, SFAS No. 123(R) states that any potential tax benefit associated with incentive stock options should be recognized only at the time of settlement (if those options are settled through a disqualifying disposition). As a result, the stock-based compensation expense associated with incentive stock options must be treated as a permanent difference until that time, which, in turn results in an increase to the Company’s effective income tax rate in the period granted.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

The following table illustrates the effect on net (loss) and income per common share for the years ended December 31, 2005 and 2004, as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148:

	Year Ended December 31,
	2005	2004
	(in thousands, except per share data)
Net income	$14,474	$77,635
Plus: Stock-based employee compensation expense (income) included in reported net income, net of income taxes	(10)	185
Less: Stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(5,712)	(7,753)

Net income—pro forma	$8,752	$70,067

(Loss) income per common share (basic)—as reported	$(0.02)	$1.35
(Loss) income per common share (diluted)—as reported	$(0.02)	$1.25
(Loss) income per common share (basic)—pro forma	$(0.22)	$1.19
(Loss) income per common share (diluted)—pro forma	$(0.22)	$1.10

The contractual term of options granted under the General Equity Plans is ten years. Options granted under the General Equity Plans prior to April 1, 2005 generally vest ratably over a four-year period, provided that the grantee remains in service during that time. Beginning with options granted during the second quarter of 2005, the Company’s option agreements prohibited exercise of these options until the Company became a reporting company under the Securities Exchange Act of 1934 or any corresponding provision of any successor statute (an “SEC reporting company”) with respect to any class of its securities (the “Exercise Freeze”). In February 2007, the Company became an SEC reporting company, and the Exercise Freeze was removed.

The Company determines the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The Company determined that as a private company it was not practicable to estimate the volatility of its share price, based on the Company’s low frequency of price observations. Therefore, expected volatilities were based on a volatility factor computed based upon an external peer group analysis of publicly traded companies based in the United States within a predetermined market capitalization range (“public comparables”). The analysis provided historical and implied volatilities of the public comparables and developed an estimate of constant expected volatility for the Company. The Company performs an internal valuation analysis to determine the fair value of its Class A common stock from time to time in connection with granting stock options to employees. This analysis uses the Company’s projected future cash flows, discounted at a rate that reflects both the Company’s weighted average cost of capital and the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers (as determined by management) within the competitive carrier industry. The expected term for options granted prior to April 1, 2005 is 7 years. For options granted subsequent to March 31, 2005, the expected term is 9.9 years, which takes into consideration the Exercise Freeze described above. The risk free interest rate is based on the implied yield available at the time the options were granted on U.S. Treasury zero coupon issues with a remaining term equal to the expected term of the option. The expected dividend yield is 0% for all periods presented, based upon the Company’s historical practice of electing not to declare or pay cash dividends on its common stock.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

For options granted during the years ended December 31, 2006, 2005, and 2004, the weighted average fair value of the stock options granted, estimated on the date of grant using the Black-Scholes option-pricing model, was $3.56, $2.54, and $4.06, respectively, using the following assumptions:

	Year Ended December 31,
	2006	2005	2004
Expected Option Life (in years)	9.9	7.0-9.9	7.0
Risk Free Interest Rate	4.64% - 5.11%	3.86% - 4.48%	3.31% - 4.35%
Expected Volatility	75.0%	71.24% - 77.80%	72.54% - 77.94%
Expected Dividend Yield	—	—	—

A summary of stock option activity under the General Equity Plans for the year ended December 31, 2006 follows:

	Shares of Class A Common Stock Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	12,612,804	$4.46
Granted	863,150	$4.37
Exercised	(37,562)	$0.40
Canceled	(40,568)	$2.50
Forfeited	(287,732)	$4.12

Outstanding at December 31, 2006	13,110,092	$4.48	5.5	$119,578

Exercisable at December 31, 2006	10,122,309	$4.52	4.8	$91,604

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s stock price on December 31, 2006 and the exercise price, multiplied by the number of options with an exercise price lower than the Class A common stock price on December 31, 2006 (“in-the- money” options)) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was approximately $0.1 million. Total intrinsic value of options exercised during the year ended December 31, 2004 was approximately $0.6 million. The Company received less than $0.1 million of cash related to the exercise of stock options for the years ended December 31, 2006, 2005 and 2004. Total fair value of options vested and expensed was $2.9 million, net of a deferred income tax benefit of $0.3 million, for the year ended December 31, 2006. The impact on the Company’s loss per share of this after-tax charge was approximately $0.09 for the year ended December 31, 2006.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

The following table summarizes stock option information at December 31, 2006:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.00 - $4.08	7,551,205	$2.93	5,844,098	$2.98
$4.09 - $6.80	3,695,583	$5.75	2,526,057	$5.82
$6.81 - $13.60	1,863,304	$8.21	1,752,154	$7.92

	13,110,092	$4.48	10,122,309	$4.52

As of December 31, 2006, there was $4.9 million of total unrecognized stock-based compensation expense related to unvested stock options granted under the General Equity Plans. The Company expects to recognize the expense over a weighted-average period of 1.4 years.

Warrants—The Company’s independent sales agents participate in the PAETEC Communications, Inc. Agent Incentive Plan (the “Warrant Plan”). Warrants granted under the Warrant Plan are recorded at fair value and are accounted for under the provisions of SFAS No. 123(R) and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees or in Conjunction with Selling Goods or Services. In accordance with SFAS No. 123(R), the Company estimates the fair value of each warrant grant on the date of grant using the Black-Scholes option-pricing model and using assumed risk-free interest rates ranging from 2.84% to 6.67% and expected lives of ten years. The volatility factor assumptions used in the Company’s fair value model ranged from 71% to 99%. The Company accrues compensation expense during the service period and adjusts the value attributable to unvested warrants in subsequent periods to the measurement date for increases or decreases in the fair value of the shares of common stock issuable upon exercise of the warrants. In accordance with EITF Issue 96-18, the measurement date is the date at which the agent’s performance is complete.

The Warrant Plan provides for the issuance of up to 500,000 shares of Class A common stock based upon the achievement and maintenance of certain revenue goals by the Company’s independent sales agents. The Warrant Plan is designed to create an incentive for the sales agents and is administered by the Company’s senior management. Warrants issuable under the Warrant Plan vest with respect to 20% of the shares of Class A common stock subject to such warrants in the first year. Vesting with respect to the remaining 80% of the shares subject to such warrants is dependent upon the generation and maintenance of certain revenue levels by the warrant holder. Warrants are not exercisable until after the Company completes an initial public offering of the Class A common stock. The February 28, 2007 merger with US LEC (Note 16) was deemed an “initial public offering” for purposes of the exercisability of these warrants.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

The following table summarizes information concerning outstanding and exercisable warrants as of December 31, 2006:

	Shares of Class A Common Stock Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	395,666	$5.42
Granted	—
Exercised	—
Canceled	—
Forfeited	—

Outstanding at December 31, 2006	395,666	$5.42	5.2	$3,237

Exercisable at December 31, 2006	—	—	—	—

There were no warrants granted during the year ended December 31, 2006. The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s stock price on December 31, 2006 and the exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders had all warrant holders exercised their warrants on December 31, 2006. This amount will change based on the fair market value of the Company’s stock. There were no warrants exercised during the year ended December 31, 2006. Total fair value of warrants vested and expensed, net of tax, was approximately $0.3 million, less than $0.1 million, and $0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The following table summarizes warrant information as of December 31, 2006:

	Warrants Outstanding		Warrants Exercisable
Range of Exercise Prices	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
$0.00 - $4.50	107,500	$3.26	—	—
$4.51 - $6.49	172,500	$5.31	—	—
$6.50 - $8.00	115,666	$7.59	—	—

	395,666	$5.42	—	—

Restricted Stock Units—The Company adopted the PAETEC Corp. Executive Incentive Plan on June 7, 2006 (the “RSU Plan”), in connection with the Leveraged Recapitalization. The RSU Plan provides for the award of stock units for up to a total of 4.0 million shares of Class A common stock to officers of the Company and its subsidiaries. All stock units outstanding as of December 31, 2006 were issued in connection with the Leveraged Recapitalization. The stock units were issued under the terms of the Plan and a stock unit agreement. The purpose of the RSU Plan is to advance the interests of the Company and its stockholders by providing a means for executives of the Company to obtain or further a sense of proprietorship in the development and financial success of the Company. Awards under the RSU Plan may be granted to any officer of the Company or any subsidiary thereof. The RSU Plan will terminate on June 7, 2016. The RSU Plan is administered by the Company’s board of directors. The board of directors has the authority to interpret the RSU Plan, determine the

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

terms and conditions of awards and make all other determinations required for the administration of the RSU Plan. The board of directors may delegate its authority to a committee of directors. The board of directors may amend, suspend or terminate the RSU Plan at any time. Without the consent of the participant or except as otherwise provided in the RSU Plan or in the stock unit agreement, no amendment, suspension or termination of the RSU Plan may alter or impair any rights or obligations under any outstanding award. No award may be granted after the RSU Plan is terminated. Awards under the RSU Plan will be made in the form of stock units. A stock unit is an award that represents a conditional right to receive shares of Class A common stock in the future and that is subject to restrictions and a risk of forfeiture.

A participant will not be entitled to receive the shares of Class A common stock subject to the stock units until the stock units have vested. All of the stock units will be subject to time-based vesting, and will vest on a single date with respect to 100% of the shares subject to the stock units on the first to occur of the following dates:

1.	on the third anniversary of the grant date, provided executive is then in service;

2.	upon termination of service due to:

•	death or disability;

•	termination by the Company without cause; or

•	as a result of the executive’s resignation for good reason, as defined in the RSU Plan; or

3.	immediately prior to the consummation of a “Corporate Transaction,” as defined in the RSU Plan.

No stock units will vest if the executive’s service is terminated before the third anniversary of the grant date:

•	by the Company for cause; or

•	as a result of the executive’s resignation without good reason, unless vesting continues pursuant to the terms of such executive’s post-employment non-competition covenant, if any, with the Company.

The board of directors may accelerate vesting of an award at its discretion. A participant will not have any of the rights of a stockholder with respect to the stock units unless and until the Class A common stock relating to the stock units has been delivered to him. The participant will, however, be entitled to receive, upon the Company’s payment of a cash dividend on outstanding Class A common stock, a cash payment for each stock unit that the participant holds as of the record date for such dividend equal to the per-share dividend paid on the Class A common stock.

Awards of stock units are not transferable and, until such time as the Company becomes a reporting company under the Securities Exchange Act of 1934, the participant may not sell, assign, pledge, hypothecate, transfer by gift or otherwise dispose of shares of Class A common stock represented by the stock units and acquired under the grant, except in transfers back to the Company or transfers by will or the laws of descent and distribution, or transfers by gift or domestic relations order to family members as defined in Rule 701 under the Securities Act of 1933. The RSU Plan provides for specified adjustments upon the occurrence of a transaction that would involve a capitalization change as defined in the RSU Plan.

As part of the Leveraged Recapitalization, the Company’s board of directors approved the grant under the RSU Plan of stock units for 4.0 million shares of Class A common stock with a fair value of $3.80 per share. These stock units vest on the third anniversary of the date of grant, unless vesting is accelerated as described

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

above. The Company expenses the cost of the stock units, which is determined to be the fair market value of the underlying shares of the Class A common stock at the date of grant, ratably over the three-year vesting period.

In connection with the execution of the Company’s definitive agreement to merge with US LEC in August 2006, the Company’s board of directors approved the grant under the 2001 Equity Plan of stock units for 0.6 million shares of Class A common stock to employees of the Company and its subsidiaries. These stock units vest on the fourth anniversary of the date of grant, unless vesting is accelerated for reasons specified in the 2001 Equity Plan. The terms of these stock units further provide that, if merger with US LEC does not occur prior to a specified outside date set forth in the merger agreement, or if the merger agreement is otherwise terminated prior to the outside date, as amended from time to time, the stock units will expire without delivery of any of the shares subject to the stock units. Since the vesting of these awards is contingent upon the completion of the merger with US LEC, the Company determined to defer recognition of the compensation expense attributable to these stock units until such time as the merger is consummated. Outstanding stock unit awards as of December 31, 2006 and changes during the year ended December 31, 2006 were as follows:

	Shares of Class A Common Stock Underlying Stock Units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2006	—	—
Granted	4,572,834	$4.20
Vested	—
Canceled	—
Forfeited	(20,000)

Outstanding at December 31, 2006	4,552,834

Vested at December 31, 2006	—

For the year ended December 31, 2006, the total compensation expense related to stock units granted under the RSU Plan was $1.7 million, net of a deferred income tax benefit of $1.1 million. This expense is incorporated as part of selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. As described above, this expense does not include any amount attributable to the 0.6 million stock units granted in August 2006 under the 2001 Equity Plan, since the Company is deferring recognition of the compensation expense attributable to these stock units until such time as the proposed US LEC merger is consummated. As of December 31, 2006, there was unrecognized stock-based compensation expense related to unvested stock unit awards of approximately $16.0 million. That cost is expected to be recognized over a weighted average period of 1.5 years.

11.	(LOSS) INCOME PER COMMON SHARE

During the year ended December 31, 2005, the Company had 134,000 outstanding shares of Series A convertible redeemable preferred stock that met the criteria of a participating security in the calculation of basic income per common share using the “two-class” method of SFAS No. 128. During the year ended December 31, 2005, basic loss per common share was calculated utilizing the “two-class” method by dividing loss allocated to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted loss per common share was computed by dividing loss allocated to common stockholders by the weighted average number of shares of Class A common stock, Class B common stock and potential common

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

stock outstanding during the period. Potential common stock consisted of common stock issuable under the assumed exercise of stock options and warrants, computed based on the treasury stock method, and the assumed conversion of any issued and outstanding Series A convertible redeemable preferred stock using the “if-converted” method. Diluted loss per common share included the effect of potentially dilutive issuances of securities. Potential common stock was not included in the calculations of diluted loss per common share to the extent its inclusion would be anti-dilutive.

As a result of the Leveraged Recapitalization on June 12, 2006, the Company converted or redeemed all of the outstanding shares of its Series A convertible redeemable preferred stock (Note 3). At December 31, 2006, there were no shares of Series A convertible redeemable preferred stock outstanding and, therefore, the “two-class” method of computing basic income per common share was not applicable. As part of the Leveraged Recapitalization, the Company issued stock units under the Plan (Note 10). The Company issued additional stock units under the 2001 Option Plan in August 2006 (Note 10). All of these stock units are excluded from the computation of basic loss per common share for the year ended December 31, 2006, as the time-based vesting conditions had not been satisfied as of December 31, 2006. Under SFAS No. 128, these stock units are considered options for purposes of computing diluted earnings per share and, therefore, are included in the computation of diluted loss per common share for the year ended December 31, 2006. Also as part of the Leveraged Recapitalization, the Company agreed to issue to the Class B Stockholders a total of 3.4 million shares of Class A Common Stock (the “Additional Shares”). These Additional Shares are included in the computation of basic loss per common share for the year ended December 31, 2006, since all necessary conditions for issuance of the shares have been satisfied at December 31, 2006 (i.e. the issuance of the shares is not contingent).

The computation of basic and diluted (loss) income per common share for the years ended December 31, 2006, 2005 and 2004 was as follows:

	Year Ended December 31,
	2006	2005	2004
	(in thousands, except share and per share data)
Basic (loss) income per common share
Net income	$7,803	$14,474	$77,635
Less: accretion on preferred stock	251	603	603
Less: cumulative preferred stock dividends	6,873	14,494	13,421
Less: redemption charge related to Series A preferred stock	33,834	—	—

Undistributed (loss) income	(33,155)	(623)	63,611

Income allocated to participating preferred stockholders	—	—	24,116

(Loss) income allocated to common stockholders	$(33,155)	$(623)	$39,495

Weighted average common shares outstanding—basic	31,686,214	29,312,020	29,259,615

(Loss) income per common share—basic	$(1.05)	$(0.02)	$1.35

Diluted (loss) income per common share
(Loss) income allocated to common stockholders	$(33,155)	$(623)	$39,495

Weighted average common shares outstanding—basic	31,686,214	29,312,020	29,259,615
Dilutive effect of warrants—treasury stock method	—	—	69,161
Dilutive effect of stock options—treasury stock method	—	—	2,328,984

Weighted average common shares outstanding—diluted	31,686,214	29,312,020	31,657,760

(Loss) income per common share—diluted	$(1.05)	$(0.02)	$1.25

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

For 2006, a total of 3,907,780 shares of Class A common stock issuable upon the assumed conversion of stock options, warrants, and restricted stock units computed based on the treasury method, were not included in the calculation of diluted loss per common share as the effect of including these shares would have been anti-dilutive.

For 2005, a total of 36,832,660 shares of Class A common stock, which were issuable as of December 31, 2005 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2004, and a total of 909,726 shares of common stock issuable under the assumed exercises of stock options and warrants computed based on the treasury stock method, were not included in the as reported calculation of diluted (loss) income per common share. Such shares were not included in the calculation of diluted (loss) income per common share as the effect of including these shares would have been anti-dilutive.

For 2004, a total of 23,268,174 shares of Class A common stock, which were issuable as of December 31, 2004 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2003, were not included in the as reported calculation of diluted (loss) income per common share. Such shares were not included in the calculation of diluted (loss) income per common share as the effect of including these shares would have been anti-dilutive.

In connection with any conversion of shares of Series A convertible redeemable preferred stock, the Company had the right to issue additional shares of Class A common stock, valued at the then-current market value of the Class A common stock (as determined in accordance with the terms of the Series A convertible redeemable preferred stock), as payment of accumulated dividends on the shares of Series A convertible redeemable preferred stock being converted. Because the Company’s then existing senior credit facility (Note 6) restricted the payment of cash dividends by the Company, in cases where such share amounts were not anti-dilutive, the foregoing share amounts for the years ended December 31, 2005 and 2004 include the additional shares of Class A common stock that the Company would have issued in payment of accumulated dividends in connection with the conversion of the Series A convertible redeemable preferred stock.

12.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan, pursuant to section 401(k) of the Internal Revenue Code, under which employees can contribute up to 25% of their annual salary. Employees are eligible for participation upon employment. The Company’s discretionary matching contributions for the 12 months ended December 31, 2006, 2005 and 2004 totaled $2.1 million, $1.8 million, and $1.5 million, respectively.

13.	COMMITMENTS & CONTINGENCIES

Operating Leases—The Company has entered into various non-cancelable operating lease agreements, with expiration dates through 2021, for office space and equipment. Some of these leases have free or escalating rent payment provisions. The Company recognizes rent expense under these leases on a straight-line basis. The Company began occupying a new corporate headquarters in January 2001 under a 20-year lease agreement, and expects that annual rent payments under the lease will increase to approximately $2.0 million for the last ten years of the lease term. The Company’s annual rental payments under the lease were $1.8 million for 2006, 2005, and 2004.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Total rent expense for 2006, 2005 and 2004 was $11.1 million, $11.3 million, and $9.9 million, respectively. Future minimum lease obligations related to the Company’s operating leases as of December 31, 2006 are as follows (amounts in thousands):

Year Ending December 31,
2007	$9,012
2008	8,310
2009	6,304
2010	5,731
2011	4,964
Thereafter through 2021	23,353

$57,674

Purchase Commitments—As of December 31, 2006, the Company had entered into agreements with vendors to purchase approximately $12.0 million of equipment and services, of which we expect $10.7 million to be delivered and payable in 2007, $0.9 million to be delivered and payable in 2008, and $0.4 million to be delivered and payable in 2009.

Data and Voice Services—The Company has various agreements with certain carriers for data and voice services. As of December 31, 2006, our minimum commitments under these agreements were $116.3 million, which expire through 2011. Related expenses for the periods ended in 2006, 2005 and 2004 were included in cost of sales in our consolidated statements of operations and comprehensive income.

Regulation—The Company’s services are subject to varying degrees of federal, state and local regulation. These regulations are subject to ongoing proceedings at federal and state administrative agencies or within state and federal judicial systems. Results of these proceedings could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company’s industry generally or upon the Company specifically.

Interconnection Agreements—The Company is dependent on the cooperation of the incumbent local exchange carriers in its service area to provide service for the origination and termination of its local and long distance traffic. Historically, charges for these services have made up a significant percentage of the overall cost of providing these services. The Company incurs costs through the use of services agreed to in its contracts with these incumbent local exchange carriers. These costs are recognized in the period in which the service is delivered and are included as a component of the Company’s cost of sales.

Litigation—The Company is party to various legal proceedings, most of which relate to routine matters incidental to the Company’s business. The result of any current or future litigation is inherently unpredictable; however, management believes there is no litigation asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows.

MCI-WorldCom Network Services, Inc. sued the Company in an attempt to recover approximately $5.6 million in access charges that the carrier paid to the Company between October 2003 and June 2004. The challenged charges were imposed by the Company for the use of its network to route calls from end user customers of various wireless companies to the interexchange carrier for completion to its subscribers’ toll-free numbers. The carrier claimed that the access service performed by the Company in connection with these calls

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

was unnecessary, unwanted and without justification in the Company’s applicable access tariffs. The Company denied these claims, and contended that the services it performed were legitimate, beneficial and appropriate under the Company’s tariffs, FCC rulings and other applicable authority, and that the access charges assessed were therefore properly collected and retained. The Company counterclaimed to recover approximately $2.0 million in other access charges that the interexchange carrier had withheld in connection with its dispute. In November 2005, a ruling in favor of MCI reduced the amount owed to MCI to $3.5 million. This ruling was appealed. In accordance with its revenue recognition policy, the Company delayed recognition of a portion of these disputed revenues, specifically the approximately $2.0 million of other access charges that the interexchange carrier had withheld in connection with its dispute, until it is concluded that realization of that revenue is reasonably assured. In October 2006, the appellate court ruled in MCI’s favor and the Company accordingly recorded a $1.5 million litigation settlement charge in September 2006 to reflect the incremental amount of the ruling not previously recorded.

14.	RELATED PARTIES

During 2005 and 2004, in connection with the Company’s senior secured credit facility, the Company made interest payments of $1.7 million and $1.4 million, respectively, to an affiliate of an investor of the Company, and ceased to be an affiliate of a material investor of the Company during 2006.

The Company employs two immediate family members of its Chairman, President and Chief Executive Officer. The Company made total salary and bonus payments to them of $451,263 for 2006, $282,411 for 2005, and $277,668 for 2004. During the period from January 1, 2004 to December 31, 2006, the Company issued these individuals options to purchase a total of 46,200 shares of Class A common stock at exercise prices ranging from $2.00 to $6.25 per share, as well as 114,000 restricted stock units. In addition, from time to time, another immediate family member of the Chairman, President and Chief Executive Officer performs consulting services for the Company. For these services, the Company has paid this individual $18,350 for 2006, $13,669 for 2005, and $14,020 for 2004.

15.	ACQUISITIONS

Covista— On May 27, 2004, the Company announced that it had agreed with Covista Communications, Inc. (“Covista”), a facilities-based provider of telecommunications services, to purchase a base of commercial customers, switches and related facilities of Covista. Subject to final adjustment, the Company was obligated to pay a cash amount of approximately $17.5 million, inclusive of transaction costs, which is based on a multiple of monthly operating revenue of approximately $2.7 million associated with the acquired Covista customers, assets and facilities. Due to the nature of this acquisition, the primary component of which was a group of Covista customers that met certain criteria at a specific moment in time, the Company concluded that it was not practicable to provide historical pro forma financial statements with respect to the acquisition. Payment of the purchase price was due in three installments within 270 days after closing, with the majority payable upon closing. As part of the acquisition, the Company assumed operating leases for existing Covista switch facilities in New York and Philadelphia, as well as office locations in Bensalem, PA and Paramus, NJ. Covista also executed a wholesale service agreement to purchase $12.0 million of services from the Company over 24 months. The terms of this wholesale agreement are consistent with current market rates and terms.

The transaction closed on August 18, 2004, and the results of operations of the Covista business are included in the Company’s consolidated statement of operations and comprehensive income from August 18, 2004. The fair values of the assets acquired, including intangible assets, were determined by management with assistance from an adviser. Of the $17.5 million in purchase price, approximately $4.3 million represented

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

goodwill, which is deductible for tax purposes, approximately $10.4 million was allocated to customer-related intangible assets, which have useful lives ranging from three to five years, approximately $2.4 million represented accounts receivable, and approximately $0.4 million was allocated to other tangible assets. The final payment to Covista was contingent upon the average monthly revenue run rate of the customers during the seventh, eighth and ninth months following the closing and the amount of cash collected from the accounts receivable acquired from Covista.

As of December 31, 2005, the Company paid a total of approximately $15.0 million in cash for the purchase of assets from Covista. The purchase price was reduced by approximately $2.5 million during 2005 primarily as a result of a reduction in the customer revenue run rates that determined the final purchase price and a reduction in the cash collected from the accounts receivable. The reduction in purchase price, as well as other adjustments to the purchase price allocation, resulted in the following changes in the allocation of purchase price: approximately $3.1 million reduction to goodwill, approximately $0.8 million increase to customer-related intangible assets, and approximately $0.2 million reduction to accounts receivable. The purchase price and purchase price allocation was finalized during the third quarter of 2005.

American Long Lines—On February 28, 2005, the Company announced its purchase of American Long Lines, Inc., a privately owned telecommunications company serving primarily small and medium-sized business customers in the mid-Atlantic region for approximately $4.3 million in cash of which approximately $2.0 million was paid at closing and approximately $2.3 million was paid during 2006. This acquisition increased the Company’s penetration in existing Metro New York, New Jersey and Philadelphia markets.

On May 31, 2006 the purchase agreement was amended to alter the original payment schedule and payment methodology such that a $1.1 million payment made in the third quarter of 2006 represented the final purchase payment under the amended agreement. Of the $4.3 million in total purchase price, approximately $1.5 million represented goodwill, which is expected to be deductible for tax purposes. Commencing on February 28, 2005, the results of operations for the American Long Lines business have been included as part of the accompanying condensed consolidated financial statements of the Company. American Long Lines was merged with and into one of the Company’s other subsidiaries effective in December 2005.

16.	SUBSEQUENT EVENTS

Class B Conversion—In January 2007, the agreement originally entered into between former Class B common stockholders and the Company related to the Leveraged Recapitalization (Note 3) was modified to allow for the issuance of 3.4 million shares of Class A common stock to those former Class B common stockholders, at any time, upon notification from those former Class B common stockholders. On January 23, 2007, the 3.4 million shares of Class A common stock were issued to those former Class B common stockholders.

Merger Agreement—On February 28, 2007, PAETEC and US LEC completed their combination pursuant to the merger agreement, dated as of August 11, 2006, as amended, among PAETEC, US LEC, PAETEC Holding and PAETEC Holding’s two wholly-owned subsidiaries as of that date. Under the merger agreement, one PAETEC Holding subsidiary merged with and into the other PAETEC Holding subsidiary and merged with and into US LEC (the “US LEC merger” and together with the PAETEC merger, the “mergers”). PAETEC and US LEC were the surviving corporations of the mergers and, as a result of the mergers, became wholly-owned subsidiaries of PAETEC Holding.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

Pursuant to the PAETEC merger, each outstanding share of Class A common stock, par value $0.01 per share, of PAETEC was converted into the right to receive 1.623 shares of the common stock, par value $0.01 per share, of PAETEC Holding. Pursuant to the US LEC merger, each outstanding share of US LEC Class A common stock, par value $0.01 per share, was converted into the right to receive 1.000 share of PAETEC Holding common stock. At the effective time of the mergers, each then outstanding option, warrant or other right to acquire common stock of PAETEC or US LEC, whether or not vested or exercisable at that time, was assumed by PAETEC Holding and converted into an option, warrant or other right, as applicable, to purchase PAETEC Holding common stock on the same terms and conditions applicable to such option, warrant or right in effect before the mergers, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and (to the extent applicable) the per share exercise price of, the option, warrant or other right were adjusted based on the applicable exchange ratio. Cash is paid in lieu of fractional shares of PAETEC Holding common stock in connection with the mergers.

PAETEC Holding will account for the mergers as a purchase of US LEC by PAETEC using the purchase method of accounting under generally accepted accounting principles. For federal income tax purposes, the PAETEC merger together with the US LEC merger is intended to be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code.

Credit Agreement—On February 28, 2007, in connection with the completion of the mergers, PAETEC Holding obtained $850 million of new senior secured credit facilities pursuant to a Credit Agreement, dated as of February 28, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas (“Deutsche Bank”), as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), as Syndication Agent, and CIT Lending Services Corporation (“CIT”), as Documentation Agent. PAETEC and US LEC used the proceeds of the $800 million term loan facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness and to repurchase all outstanding shares of the US LEC preferred stock.

Before the execution of the credit agreement on February 28, 2007, Deutsche Bank, Merrill Lynch or their respective affiliates had provided investment banking, commercial banking and other financial services to PAETEC, US LEC or their respective affiliates. CIT was a stockholder of PAETEC and CIT or its affiliates previously had provided commercial banking services to PAETEC or PAETEC’s affiliates.

PAETEC Holding is the borrower under the new facilities. All obligations under the facilities are guaranteed by all subsidiaries of PAETEC Holding, including PAETEC, US LEC and their respective subsidiaries. PAETEC Holding and the subsidiary guarantors under the new facilities are referred to in this proxy statement/prospectus as the “PAETEC loan parties.”

The credit facilities consist of:

•	a term loan facility in a total principal amount of $800 million, which was fully drawn on the merger closing date and applied to the uses described above; and

•	a revolving credit facility in a total available principal amount of $50 million, none of which was drawn on the merger closing date.

The PAETEC loan parties may use the proceeds of loans under the revolving credit facility for working capital, capital expenditures and general corporate purposes. A portion of this facility is available for the issuance of letters of credit to support the operating requirements of the PAETEC loan parties.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

PAETEC Holding may elect after the facility closing date, subject to pro forma compliance by the PAETEC loan parties with specified financial covenants and other conditions, to solicit the lenders under the credit agreement or other prospective lenders to increase by up to $100 million the total principal amount of borrowings available under the term loan facility, with any such increased borrowings to be used for general corporate and working capital purposes of the PAETEC loan parties.

The obligations of the PAETEC loan parties under the credit facilities are secured by first-priority liens on, and first-priority security interests in, substantially all of their assets pursuant to a Security Agreement, dated as of February 28, 2007, among PAETEC Holding, its subsidiaries and Deutsche Bank, as Collateral Agent, and a Pledge Agreement, dated as of February 28, 2007, among PAETEC Holding, its subsidiaries and Deutsche Bank, as Collateral Agent.

The final maturity dates for the credit facilities are as follows:

•	for the revolving credit facility, February 28, 2012; and

•	for the term loan facility, February 28, 2013.

PAETEC Holding will be required to make scheduled principal payments under the term loan facility, in equal quarterly installments, in an annual amount of $8.0 million during the first 5 3/4 years after the facility closing date. In addition, PAETEC Holding will be required to make principal repayments under the term loan facility from specified excess cash flows from operations and from the net proceeds of specified types of asset sales, debt issuances, and insurance recovery and condemnation events. PAETEC Holding may voluntarily prepay the term loan facility without premium or penalty.

Interest accrued on borrowings outstanding under the new credit facilities generally will be payable by PAETEC Holding on a quarterly basis. Borrowings will bear interest, at PAETEC Holding’s option, at an annual rate equal to either:

•	a specified “base rate” plus a margin of 2.50%; or

•	a specified London Inter-Bank Offered Rate, or LIBOR, plus a margin of 3.50%.

The margin applicable to LIBOR loans under the revolving credit facility is subject to specified reductions based on certain reductions in the ratio of total debt to consolidated earnings before interest, taxes, depreciation, amortization and other specified items (“adjusted EBITDA”). The base rate is equal to a specified prime lending rate or, if higher, the overnight federal funds rate plus .50%. Subject to availability and other conditions, PAETEC Holding has the right to select interest periods of 1, 2, 3, 6 or, in the case of revolving credit facility borrowings, 9 or 12 months for LIBOR loans.

The new credit facilities contain affirmative and negative covenants customarily applicable to senior secured credit facilities, including covenants restricting the ability of the PAETEC loan parties, subject to negotiated exceptions, to incur additional indebtedness and additional liens on their assets, engage in mergers or acquisitions or dispose of assets, pay dividends or make other distributions, voluntarily prepay other indebtedness, enter into transactions with affiliated persons, make investments, and change the nature of their businesses.

PAETEC Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

The PAETEC loan parties also are required to satisfy a total leverage ratio and a fixed charge coverage ratio under which:

•

PAETEC Holding’s ratio of total debt to adjusted consolidated EBITDA for any measurement period will not be permitted to be greater than 4.50 to 1.00 (from the initial measurement date to but excluding December 31, 2008), 4.00 to 1.00 (from December 31, 2008 to but excluding December 31, 2009), and 3.50 to 1.00 (on and after December 31, 2009); and

•

PAETEC Holding’s ratio of adjusted consolidated EBITDA to fixed charges for any measurement period will not be permitted to be less than 1.05 to 1.00 (for the measurement period ending June 30, 2007 through the measurement period ending September 30, 2008), 1.10 to 1.00 (for the measurement period ending December 31, 2008 through the measurement period ending September 30, 2009), and 1.15 to 1.00 (for the measurement period ending December 31, 2009 through each measurement period ending thereafter).

The credit agreement contains customary representations and warranties by the PAETEC loan parties, as well as customary events of default.

On January 25, 2007, the PAETEC Holding Corp. 2007 Omnibus Incentive Plan was approved with a view to providing PAETEC Holding’s compensation committee, as administrator of the plan, with the flexibility to structure compensation programs that are consistent with PAETEC Holding’s overall goals and strategic direction and that provide a wide range of incentives to encourage and reward superior performance. The plan’s purpose is to provide incentives to PAETEC Holding’s executive officers and other employees to expend their maximum effort to improve the company’s operating results primarily by giving plan participants an opportunity to acquire or increase a direct proprietary interest in PAETEC Holding’s future success through their ownership of common stock. A total of 10,000,000 shares of PAETEC Holding common stock are available for issuance under the plan in connection with equity awards. The plan also provides for the grant of performance incentives in the form of cash-based awards.

17.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following summarizes the Company’s unaudited quarterly results of operations for 2006 and 2005:

	Three Months Ended
	March 31	June 30	September 30	December 31
	(amounts in thousands, except per share amounts)
Year Ended December 31, 2006
Total revenue	$140,775	$145,613	$148,426	$151,488
Net income (loss)	$12,526	$(5,814)	$(1,533)	$2,625
Basic income (loss) per common share	$0.18	$(1.42)	$(0.05)	$0.08
Diluted income (loss) per common share	$0.18	$(1.42)	$(0.05)	$0.06
Year Ended December 31, 2005
Total revenue	$118,449	$126,845	$129,952	$134,178
Net income (loss)	$6,658	$(3,274)	$5,208	$5,882
Basic and diluted income (loss) per common share	$0.06	$(0.24)	$0.03	$0.04

The total net income (loss) per share for the 2006 and 2005 quarters do not equal net income (loss) per share for the respective years as the per share amounts for each quarter and for each year are computed based on their respective discrete periods.

PAETEC HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 2007 and December 31, 2006

(Amounts in Thousands, Except Share and Per Share Amounts)

(unaudited)

	September 30, 2007	December 31, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$105,481	$46,885
Accounts receivable, net of allowance for doubtful accounts of $5,268 and 5,275, respectively	149,461	79,740
Deferred income taxes	24,244	14,210
Prepaid expenses and other current assets	8,885	4,942

Total current assets	288,071	145,777
PROPERTY AND EQUIPMENT, net	289,763	167,566
GOODWILL	333,288	35,082
INTANGIBLE ASSETS, net of accumulated amortization of $24,789 and $7,958, respectively	116,381	8,631
DEFERRED INCOME TAXES	70,636	11,572
OTHER ASSETS, net	15,021	11,112

TOTAL ASSETS	$1,113,160	$379,740

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$54,245	$27,321
Accrued expenses	25,882	13,865
Accrued payroll and related liabilities	13,188	9,099
Accrued taxes	19,801	7,333
Accrued commissions	14,186	8,234
Accrued capital expenditures	7,675	5,293
Deferred revenue	39,840	22,478
Current portion of long-term debt	5,054	2,856

Total current liabilities	179,871	96,479
LONG-TERM DEBT	791,771	370,930
OTHER LONG-TERM LIABILITIES	12,885	5,646

TOTAL LIABILITIES	984,527	473,055

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS’ EQUITY (DEFICIT):

Common stock, $.01 par value; 300,000,000 shares authorized, 102,617,076 shares issued and 102,515,529 shares outstanding at September 30, 2007;
Class A common stock, $.01 par value; 100,000,000 shares authorized, 36,715,523 shares issued and 30,168,997 shares outstanding at December 31, 2006	1,025	367
Treasury stock, 101,547 and 6,546,526 shares at cost, at September 30, 2007 and December 31, 2006, respectively	(1,011)	(45,694)
Additional paid-in capital	204,749	21,591
Accumulated other comprehensive loss	(3,453)	(2,093)
Accumulated deficit	(72,677)	(67,486)

Total stockholders’ equity (deficit)	128,633	(93,315)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,113,160	$379,740

See notes to condensed consolidated financial statements.

PAETEC HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

Nine Months Ended September 30, 2007 and 2006

(Amounts in Thousands, Except Share and Per Share Amounts)

(unaudited)

	Nine Months Ended September 30,
	2007	2006
REVENUE:
Network services revenue	$620,038	$341,406
Carrier services revenue	104,929	65,408
Integrated solutions revenue	27,403	28,000

TOTAL REVENUE	752,370	434,814
COST OF SALES (exclusive of depreciation and amortization shown separately below)	353,585	209,389

LITIGATION SETTLEMENT	—	1,500

SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	271,952	163,292
INTEGRATION/RESTRUCTURING COSTS	2,741	—
LEVERAGED RECAPITALIZATION RELATED COSTS	—	15,086
DEPRECIATION AND AMORTIZATION	69,290	25,296

INCOME FROM OPERATIONS	54,802	20,251
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	(10,777)
LOSS ON EXTINGUISHMENT OF DEBT	14,111	5,081
OTHER INCOME, net	(3,464)	(3,343)
INTEREST EXPENSE	51,001	17,144

(LOSS) INCOME BEFORE INCOME TAXES	(6,846)	12,146
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(1,875)	6,968

NET (LOSS) INCOME	(4,971)	5,178
OTHER COMPREHENSIVE (LOSS) INCOME:
Change in fair value of hedge instruments	(1,360)	(2,498)

COMPREHENSIVE (LOSS) INCOME	$(6,331)	$2,680

LOSS ALLOCATED TO COMMON
STOCKHOLDERS (Note 8)	$(4,971)	$(35,781)

LOSS PER COMMON SHARE - BASIC (Note 8)	$(0.06)	$(1.15)

LOSS PER COMMON SHARE - DILUTED (Note 8)	$(0.06)	$(1.15)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	84,792,643	31,058,110

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	84,792,643	31,058,110

See notes to condensed consolidated financial statements.

PAETEC HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2007 and 2006

(Amounts in Thousands)

(unaudited)

	Nine Months Ended September 30,
	2007	2006
OPERATING ACTIVITIES:
Net (loss) income	$(4,971)	$5,178
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,290	25,296
Amortization of debt issuance costs	1,482	1,096
Stock-based compensation expense	13,239	4,020
Stock-based compensation - warrants	424	169
Loss on disposal of property and equipment	73	78
Deferred income taxes	(2,894)	5,961
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	(10,777)
Change in fair value of interest rate swaps	—	10
Leveraged recapitalization related costs	—	2,622
Loss on extinguishment of debt	12,111	4,255
Change in assets and liabilities which provided (used) cash:
Accounts receivable	(24,015)	(9,756)
Prepaid expenses and other current assets	(2,071)	(147)
Other assets	(669)	189
Accounts payable	2,474	3,915
Accrued expenses	(12,058)	2,486
Deferred revenue	804	3,224
Accrued payroll and related liabilities	(9,984)	(1,727)
Accrued commissions	1,225	(60)
Accrued taxes	6,054	(4,251)

Net cash provided by operating activities	50,514	31,781

INVESTING ACTIVITIES:
Purchases of property and equipment	(52,196)	(29,582)
Acquisitions, net of cash acquired	(228,597)	(4,083)
Proceeds from the disposal of property and equipment	—	116
Internally-developed software	(1,267)	(1,390)

Net cash used by investing activities	(282,060)	(34,939)

FINANCING ACTIVITIES:
Repayments of long-term debt	(826,962)	(121,642)
Payment for debt issuance costs	(15,589)	(10,856)
Proceeds from long-term borrowings	1,100,000	375,952
Redemption of Series A preferred stock	—	(205,000)
Class A common stock repurchase	—	(45,694)
Stock option repurchase	—	(56)
Payment for registering securities	(2,014)	—
Proceeds from exercise of stock options and warrants	34,707	16

Net cash provided (used) by financing activities	290,142	(7,280)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	58,596	(10,438)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	46,885	49,394

CASH AND CASH EQUIVALENTS, END OF PERIOD	$105,481	$38,956

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$42,462	$16,080

Cash paid for income taxes	$215	$1,629

	Nine Months Ended September 30,
	2007	2006
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fair value of assets acquired in business acquisition	$665,049	$—

Liabilities assumed in business acquisition	$251,076	$—

Equity consideration issued in business acquisition	$183,039	$—

Property and equipment acquired under capital lease obligations	$—	$8,263

Accrued property and equipment expenditures	$8,137	$4,315

See notes to condensed consolidated financial statements.

PAETEC HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)

For the Year Ended December 31, 2006 and the Nine Months Ended September 30, 2007

(Amounts in Thousands)

(unaudited)

	Redeemable Preferred Stock	Common Stock Class A	Common Stock Class B	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total
BALANCE, January 1, 2006	$193,164	$267	$26	$—	$24,378	$—	$(75,289)	$(50,618)
Accretion of preferred stock to redemption value	251	—	—	—	(251)	—	—	(251)
Dividends on preferred stock	6,873	—	—	—	(6,873)	—	—	(6,873)
Conversion and redemption of Series A convertible redeemable preferred stock	(200,288)	67	—	—	(4,779)	—	—	(4,712)
Conversion of Class B common stock to Class A common stock	—	26	(26)	—	—	—	—	—
Repurchase of Class A common stock, 6,546,526 shares	—	—	—	(45,694)	—	—	—	(45,694)
Class A common stock issued to initial stockholders, 690,065 shares	—	7	—	—	2,615	—	—	2,622
Repurchase of stock options					(56)	—	—	(56)
Exercise of stock options, 37,562 shares	—	—	—	—	15	—	—	15
Stock-based compensation expense	—	—	—	—	6,070	—	—	6,070
Stock-based compensation expense- warrants	—	—	—	—	472	—	—	472
Net income	—	—	—	—	—	—	7,803	7,803
Change in fair value of interest rate swaps, net of income taxes	—	—	—	—	—	(2,093)	—	(2,093)

BALANCE, December 31, 2006	$—	$367	$—	$(45,694)	$21,591	$(2,093)	$(67,486)	$(93,315)
Issuance of shares in connection with US LEC merger	—	519	—	(1)	182,520	—	—	183,038
Exercise of stock options 13,381,517 shares	—	137	—	—	34,441	—	—	34,578
Exercise of warrants 436,842 shares	—	2	—	—	214	—	—	216
Retirement of treasury stock	—	—	—	45,694	(45,694)	—	—	—
Merger costs of registering securities	—	—	—	—	(2,014)	—	—	(2,014)
Shares withheld to satisfy tax withholding requirements related to restricted stock units granted	—	—	—	(1,010)	—	—	—	(1,010)
Adoption of FIN 48 (Note 6)	—	—	—	—	—	—	(220)	(220)
Stock-based compensation expense	—	—	—	—	13,267	—	—	13,267
Stock-based compensation expense- warrants	—	—	—	—	424	—	—	424
Net loss	—	—	—	—	—	—	(4,971)	(4,971)
Change in fair value of interest rate swaps, net of income taxes	—	—	—	—	—	(1,360)	—	(1,360)

BALANCE, September 30, 2007	$—	$1,025	$—	$(1,011)	$204,749	$(3,453)	$(72,677)	$128,633

See notes to condensed consolidated financial statements.

PAETEC HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2006

(Amounts in Thousands, Except Share and Per Share Amounts)

(unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

PAETEC Holding Corp. (“PAETEC Holding”) is a Delaware corporation that, through its subsidiaries, provides broadband communications solutions, including voice, data, application and network integration services, primarily to business and institutional customers. PAETEC Holding was formed in August 2006 to effectuate the combination by merger of PAETEC Corp. (“PAETEC”) and US LEC Corp. (“US LEC”), which was consummated on February 28, 2007. As a result of the merger transaction, PAETEC and US LEC became wholly-owned subsidiaries of PAETEC Holding. The accompanying historical financial statements and notes for all periods presented prior to March 1, 2007 reflect only the financial results of PAETEC, as predecessor to PAETEC Holding, and PAETEC’s wholly-owned subsidiaries. After February 28, 2007, the date of consummation of the merger transaction, the accompanying historical financial statements and notes include the accounts of PAETEC Holding and its wholly-owned subsidiaries, including PAETEC and PAETEC’s wholly-owned subsidiaries and US LEC and US LEC’s wholly-owned subsidiaries. References to the “Company” in these Notes to Condensed Consolidated Financial Statements are to PAETEC and PAETEC’s wholly-owned subsidiaries through February 28, 2007 and to PAETEC Holding and PAETEC Holding’s wholly-owned subsidiaries beginning on March 1, 2007.

Organization

The Company operates in one segment.

Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited and have been prepared by the Company’s management in accordance with generally accepted accounting principles in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements and accounting policies consistent, in all material respects, with those applied in preparing the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”), as filed with the SEC. In the opinion of management, these interim financial statements reflect all adjustments, including normal recurring adjustments, management considers necessary for the fair presentation of the Company’s financial position, operating results and cash flows for the interim periods presented. The condensed consolidated balance sheet as of December 31, 2006 has been derived from the audited consolidated balance sheet as of that date. These unaudited, condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the 2006 Form 10-K.

The accompanying condensed consolidated financial statements present results for the nine months ended September 30, 2007. These results are not necessarily indicative of the results that may be achieved for the year ending December 31, 2007 or any other period.

Basis of Consolidation

The accompanying condensed consolidated financial statements include the accounts of PAETEC and its subsidiaries through February 28, 2007 and PAETEC Holding and its subsidiaries beginning on March 1, 2007. All significant intercompany transactions and balances have been eliminated.

2. ACQUISITIONS

Merger With US LEC Corp.

On February 28, 2007, PAETEC and US LEC completed their combination pursuant to the merger agreement, dated as of August 11, 2006, as amended, among PAETEC, US LEC, PAETEC Holding and PAETEC Holding’s two wholly-owned subsidiaries as of that date. Under the merger agreement, one PAETEC Holding subsidiary merged with and into PAETEC (the “PAETEC merger”) and the other PAETEC Holding subsidiary merged with and into US LEC (the “US LEC merger” and together with the PAETEC merger, the “mergers”). PAETEC and US LEC were the surviving corporations of the two mergers (collectively, the “merger”) and, as a result of the merger, became wholly-owned subsidiaries of PAETEC Holding. US LEC, through its subsidiaries, provides integrated voice, data and Internet services to mid-to-large-sized business customers throughout the eastern United States. US LEC also provides shared Web hosting and dial-up Internet services to residential and small business customers.

Pursuant to the PAETEC merger, each outstanding share of Class A common stock, par value $0.01 per share, of PAETEC was converted into the right to receive 1.623 shares of the common stock, par value $0.01 per share, of PAETEC Holding. Pursuant to the US LEC merger, each outstanding share of Class A common stock, par value $0.01 per share, of US LEC was converted into the right to receive 1.000 share of PAETEC Holding common stock. At the effective time of the mergers, each then outstanding option, warrant or other right to acquire common stock of PAETEC or US LEC, whether or not vested or exercisable at that time, was assumed by PAETEC Holding and converted into an option, warrant or other right, as applicable, to purchase PAETEC Holding common stock on generally the same terms and conditions applicable to such option, warrant or right in effect before the merger, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and (to the extent applicable) the per share exercise price of, the option, warrant or other right was adjusted based on the applicable exchange ratio, except as otherwise described in Note 7. Cash was paid in lieu of fractional shares of PAETEC Holding common stock in connection with the merger. For federal income tax purposes, the PAETEC merger together with the US LEC merger is intended to be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code. Deductibility of amounts related to goodwill, if any, will be determined as the Company finalizes its purchase price allocation for costs of the merger.

The merger is being accounted for as an acquisition of US LEC by PAETEC using the purchase method in accordance with the Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, of the Financial Accounting Standards Board (the “FASB”). The aggregate transaction value, net of cash acquired, was $414.0 million as follows:

(in thousands)
Equity consideration- US LEC common stock	172,173
Equity consideration- US LEC, 1,063 vested options	4,125
Equity consideration- US LEC, 2,016 vested warrants	6,741

Total equity consideration	183,039
Consideration for repurchase of US LEC preferred stock	271,302
Estimated PAETEC transaction costs	9,005

Total estimated consideration	$463,346
Less: Cash acquired	$(49,373)

Net estimated purchase price, excluding liabilities assumed	$413,973

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the equity consideration was based on the assumed price of PAETEC Holding Corp common stock, which was determined using a conversion ratio of 1:1 for the US LEC shares and the average closing price of US LEC Class A common stock immediately before and after the merger terms were agreed upon and announced. Further, consideration related to vested options and warrants was calculated based on vested options and warrants outstanding as of February 28, 2007. The fair value of these awards was calculated using the Black-Scholes model based on assumptions determined as of August 11, 2006, in accordance with EITF Issue No. 99-12.

The number of shares issued was based on the merger exchange ratios specified in the merger agreement. The accompanying condensed consolidated financial statements include the results of operations of US LEC and US LEC’s wholly-owned subsidiaries from the date of consummation of the merger.

Prior to the merger, there were commercial transactions between PAETEC and US LEC for telecommunications services at rates comparable to similar transactions with other third parties. Subsequent to the merger, these transactions are eliminated in consolidation.

Reasons for Merger

The Company believes that the merger will make it a more efficient competitor in providing a broad range of communications services and will result in several significant strategic benefits to the Company, including the following:

•

Strategic Position. Following the merger, the Company expects that PAETEC’s core strengths in communication services will be enhanced by US LEC’s business customer base, customer service capabilities and product offerings.

•

Operational Benefits. The Company believes that it will achieve operational benefits through, among other things: eliminating duplicative staff and information and operation systems and, to a lesser extent, overlapping network facilities; reducing procurement costs; using the existing networks more efficiently; reducing line support functions; reducing general and administrative expenses; improving information systems; enhancing traffic flow; and reducing planned or potential capital expenditures.

Allocation of Cost of Merger

In accordance with SFAS No. 141, the Company has preliminarily allocated the purchase price to the assets acquired and liabilities assumed based on their fair values as of the closing of the merger, with the amounts exceeding the fair value being recorded as goodwill. To the extent fair values as of the merger closing date were not yet available at the time of the preliminary allocation, amounts including property and equipment and certain intangibles were recorded at their historical carrying value.

The Company recorded the assets acquired and liabilities assumed from US LEC at their respective preliminary fair values as of the closing of the merger and did not reflect the preliminary purchase price allocations of acquired intangible assets related to customer relationships and deferred income tax assets related to net operating loss carryforwards acquired from US LEC, net of deferred income tax liabilities associated with acquired intangible assets and other acquired deferred tax liabilities. The Company has recorded adjustments for these assets and liabilities in the unaudited condensed combined balance sheet as of September 30, 2007 based on preliminary estimates of the value of these assets. Based on preliminary valuation estimates, the Company has concluded that the historical carrying value of property and equipment acquired from US LEC approximated fair value at the date of acquisition.

Definitive allocations will be finalized based upon valuations and other studies that are being performed. Final determinations of fair value may differ materially from those presented. The Company expects to finalize the valuations within 12 months of the closing of the merger. When the valuations are finalized, any changes to the preliminary valuation of assets acquired or liabilities assumed may result in material adjustments to the fair value of property and equipment, identifiable intangible assets acquired, deferred income tax assets and goodwill.

The following table summarizes the preliminary allocation of the purchase price to the assets acquired, net of cash acquired of $49.4 million, and liabilities assumed as of the closing of the merger and adjustments made to the estimated fair values of the assets acquired and liabilities assumed as of February 28, 2007 (in millions):

	Initial Estimate	Adjustments	Revised Estimate
Assets acquired
Current assets	55.0	—	55.0
Property and equipment	122.9	—	122.9
Intangible assets subject to amortization
Customer relationships	2.1	120.4	122.5
Other	0.8	—	0.8
Deferred income taxes and other assets	5.1	60.6	65.7
Goodwill	478.7	(180.5)	298.2

Total assets acquired	$664.6	$0.5	$665.1
Liabilities assumed
Current liabilities	89.4	0.1	89.5
Long-term debt	158.7	—	158.7
Deferred income taxes and other non-current liabilities	2.9	—	2.9

Total liabilities assumed	$251.0	$0.1	$251.1

Purchase price, net of cash acquired	$413.6	$0.4	$414.0

The Company paid off the long-term debt assumed with proceeds from a new senior secured credit facility obtained on February 28, 2007 (Note 5). In connection with the merger, the Company recorded $5.9 million of severance and severance-related costs and $0.1 million of contract termination costs in the preliminary allocation of the purchase price in accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The Company expects to pay $2.9 million of severance and severance-related costs and $0.1 million of contract termination costs in the year ending December 31, 2007 and to pay the balance of the recorded costs over the remaining contract periods through December 2008. The following table summarizes the obligations recognized by the Company in connection with the merger and related activity through September 30, 2007 (in millions):

	Beginning balance	Payments	Ending Balance
Accrued severance costs and contract termination costs	$6.0	$2.6	$3.4

In connection with the merger, the Company has incurred integration and restructuring costs. Substantially all of the recognized amounts are expected to be paid by December 31, 2007.

Pro Forma Information

The following unaudited pro forma consolidated results of operations of the Company assume that the merger was completed as of January 1, 2006 (in millions, except per share data):

	Nine Months Ended September 30,
	2007	2006
Revenues	$825.9	$749.7
Net income (loss)	$(6.2)	$(25.1)
Basic earnings (loss) per common share	$(0.06)	$(0.31)
Diluted earnings per common share	$(0.06)	$(0.31)

The unaudited pro forma information presents the combined operating results of PAETEC and US LEC, with the results prior to the merger closing date adjusted (1) to include the pro forma effect of the elimination of transactions between PAETEC and US LEC, the elimination of merger expenses incurred by US LEC, the elimination of the loss on the early redemption of US LEC’s debt, and the adjustment of interest expense reflecting the redemption of all of US LEC’s debt and the replacement of that debt with $800.0 million of new debt issued on February 28, 2007 at PAETEC’s weighted average borrowing rate, and (2) to reflect the effect of income taxes on the pro forma adjustments using PAETEC’s effective tax rate of 38.5%.

The unaudited pro forma consolidated basic and diluted earnings per share for the nine months ended September 30, 2007 and 2006 are based on the consolidated basic and diluted weighted average shares of PAETEC and US LEC. The historical basic and diluted weighted average shares were converted using the applicable merger exchange ratio.

The unaudited pro forma results are presented for illustrative purposes only and do not reflect either the realization of potential cost savings or any related integration costs, other than those actually realized and reflected in the accompanying condensed consolidated financial statements for the nine months ended September 30, 2007. Certain cost savings have resulted or may result from the merger, although there can be no assurance that additional cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger had occurred as of January 1, 2006, nor do they intend to be a projection of results that may be obtained in the future.

Definitive Agreement to Acquire McLeodUSA Incorporated

Effective as of September 17, 2007, PAETEC Holding, McLeodUSA Incorporated (“McLeodUSA”) and PS Acquisition Corp., a direct wholly-owned subsidiary of PAETEC Holding, entered into an Agreement and Plan of Merger, dated as of September 17, 2007 (the “merger agreement”), pursuant to which the PAETEC Holding subsidiary will merge with and into McLeodUSA (the “merger”), with McLeodUSA surviving the merger as a direct wholly-owned subsidiary of PAETEC Holding.

Subject to the terms and conditions of the merger agreement, upon the completion of the merger, each outstanding share of McLeodUSA common stock will be automatically converted into and become the right to receive 1.30 shares of PAETEC Holding common stock. The exchange ratio is fixed and will not be subject to any increase or decrease based on changes in the trading price of the PAETEC Holding common stock or in the fair market value of the McLeodUSA common stock between execution of the merger agreement and the merger closing. McLeodUSA stock options will be assumed by PAETEC Holding upon completion of the merger and converted into options to purchase shares of PAETEC Holding common stock. The number of shares issuable upon exercise of the assumed options and the option exercise prices will be adjusted to give effect to the merger exchange ratio. Approximately 39,975,000 shares of PAETEC Holding common stock will be issued to holders of McLeodUSA common stock outstanding as of the date of the merger agreement. As of the same date, McLeodUSA had outstanding options to purchase approximately 2,700,000 shares of McLeodUSA common stock. PAETEC Holding’s offering of the merger shares will be registered with the SEC under the Securities Act of 1933.

The merger is intended to be treated as a tax-free reorganization for federal income tax purposes.

The merger agreement contains customary representations, warranties and covenants of PAETEC Holding and McLeodUSA. Covenants in the merger agreement require each company to conduct its business in the ordinary course during the period between the execution of the merger agreement and the completion of the merger and restrict each company from engaging in specified kinds of transactions during the pre-closing period.

Pursuant to the merger agreement and a board membership agreement which PAETEC Holding is obligated to enter into as of the merger closing date, PAETEC Holding will grant board membership and board observer rights to certain McLeodUSA institutional stockholders. These rights will terminate on the second anniversary of the merger closing date or, if earlier, on the date on which the applicable stockholders cease to own at least 50% of the PAETEC Holding shares they will acquire in the merger.

Under the merger agreement, PAETEC Holding is obligated to use commercially reasonable best efforts to enter into a registration rights agreement on or after the merger closing date with the certain stockholders, pursuant to which PAETEC Holding will grant demand, shelf and piggyback registration rights with respect to the PAETEC Holding shares to be acquired in the merger. The exercise of the registration rights will be subject to limitations, qualifications and conditions.

McLeodUSA’s board of directors has unanimously adopted resolutions recommending adoption of the merger agreement and approval of the transactions contemplated thereby by its stockholders. On September 17, 2007, institutional holders of McLeodUSA common stock representing a majority of the voting power of the outstanding McLeodUSA common stock delivered to PAETEC Holding written consents adopting the merger agreement and approving the merger. PAETEC Holding’s board of directors has unanimously adopted resolutions approving the issuance of PAETEC Holding common stock in the merger pursuant to the merger agreement and the submission of this matter to PAETEC Holding’s stockholders for approval at a stockholder meeting in accordance with the NASDAQ Marketplace Rules.

Each company has agreed not to solicit proposals relating to alternative business combination transactions or, subject to specified exceptions and for a specified period, to enter into discussions or an agreement concerning, or provide confidential information in connection with, any unsolicited proposals for alternative business combination transactions.

Completion of the merger is subject to customary conditions, including required approvals of PAETEC and McLeodUSA stockholders, receipt of regulatory approvals, and the absence of any law or order prohibiting the closing. Consummation of the merger also is subject to the repayment, as of or concurrently with the closing, of McLeodUSA’s outstanding 10.5% Senior Second Secured Notes due 2011, of which approximately $104 million in principal amount was outstanding as of the merger agreement date. Each party’s obligation to complete the merger is subject to additional conditions, including the accuracy of the representations and warranties of the other party (subject to an overall material adverse effect qualification), material compliance of the other party with its covenants, and the absence of any continuing material adverse change affecting the other party.

The merger agreement contains certain termination rights for both PAETEC Holding and McLeodUSA and further provides that, upon termination of the merger agreement under specified circumstances, each company may be required to pay the other company a termination fee of $14 million plus reasonable out-of-pocket expenses incurred by the other company in an amount not to exceed $0.5 million.

The merger agreement provides that the merger must be completed on or before 150 days after the merger agreement date, subject to a 30-day extension for specified reasons. The companies will not be required to complete the merger before January 10, 2008.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment as of September 30, 2007 and December 31, 2006 consisted of the following (in thousands):

	September 30, 2007	December 31, 2006
Switches and switch related equipment	$364,158	$232,626
Computer hardware and purchased software	78,515	49,213
Equipment	20,497	18,011
Office equipment, furniture and fixtures	27,408	16,543
Construction-in-progress	575	443

	491,153	316,836
Accumulated depreciation	(201,390)	(149,270)

Property and equipment, net	$289,763	$167,566

Depreciation expense for the nine months ended September 30, 2007 and 2006 totaled $52.5 million and $22.9 million, respectively.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying value of goodwill from January 1, 2007 to September 30, 2007 were as follows (in thousands):

Balance as of January 1, 2007	$35,082
Goodwill related to US LEC merger	298,206

Balance as of September 30, 2007	$333,288

Goodwill related to the merger is based on the Company’s preliminary allocation of purchase price and may change significantly based on various valuations that the Company expects to finalize within 12 months of the merger closing date (Note 2).

Other Intangible Assets

The gross carrying amount and accumulated amortization by major intangible asset category as of September 30, 2007 and December 31, 2006 were as follows:

	September 30, 2007			Amortization Period
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$137,102	$23,965	$113,137	3 -5 years
Technology-based	653	653	—	3 years
Capitalized software cost	3,415	171	3,244	5 years

Total	$141,170	$24,789	$116,381

	December 31, 2006			Amortization Period
	(in thousands)
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$13,802	$7,305	$6,497	3-5 years
Technology-based	653	653	—	3 years
Capitalized software costs	2,134	—	2,134	—

Total	$16,589	$7,958	$8,631

Gross intangible assets as of September 30, 2007 included $3.4 million of capitalized software costs related to software to be sold, of which $0.2 million of those costs were amortized in the nine months ended September 30, 2007. Intangible asset amortization expense for the three months ended September 30, 2007 and 2006 was $14.7 million and $0.8 million, respectively. Intangible asset amortization for the nine months ended September 30, 2007 and 2006 was $16.8 million and $2.4 million, respectively. The increase in amortization expense is primarily attributable to the reclassification of a $120.3 million fair value estimate of the customer relationship intangible assets acquired by PAETEC Holding as a result of the US LEC merger. This amount had previously been classified as goodwill, based on a preliminary allocation of the US LEC purchase price.

The Company estimates that future aggregate amortization expense related to intangible assets as of September 30, 2007 will be as follows for the periods presented (in thousands):

Year Ending December 31,
2007 (remaining three months)	$6,851
2008	27,404
2009	26,889
2010 2011 Thereafter	25,444 25,343 4,450

Total	$116,381

The future aggregate amortization expense as described above may change significantly as the Company completes its fair value assessment of acquired intangible assets related to the merger (Note 2).

5. LONG-TERM DEBT

Long-term debt as of September 30, 2007 and December 31, 2006 consisted of the following:

	September 30, 2007	December 31, 2006
	(in thousands)
Senior secured debt, as described below	$496,750	$373,625
9.5% Senior notes due 2015, as described below	300,000	—
Other debt	75	161

Total debt	796,825	373,786
Less: current portion	(5,054)	(2,856)

Long-term debt	$791,771	$370,930

Amendment to Credit Facilities Agreement

On February 28, 2007, in connection with the completion of the merger (Note 2), PAETEC Holding obtained $850 million of new senior secured credit facilities pursuant to a Credit Agreement, dated as of February 28, 2007 (the “Credit Agreement”), among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, and CIT Lending Services Corporation, as Documentation Agent. PAETEC and US LEC used the proceeds of the $800 million term loan facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness and to repurchase all outstanding shares of the US LEC preferred stock.

As of February 28, 2007, the credit facilities consisted of:

•	a term loan facility in a total principal amount of $800 million, which was fully drawn on the merger closing date and applied to the uses described above; and

•	a revolving credit facility in a total available principal amount of $50 million, none of which was drawn on the merger closing date.

The PAETEC loan parties may use the proceeds of loans under the revolving credit facility for working capital, capital expenditures and general corporate purposes. A portion of this facility is available for the issuance of letters of credit to support the operating requirements of the PAETEC loan parties.

On June 27, 2007, PAETEC Holding, as Borrower, the Lenders party thereto and Deutsche Bank Trust Company Americas, as Administrative Agent, entered into a First Amendment to Credit Agreement (the “Amendment”), which amended the Credit Agreement.

The Amendment became effective on July 10, 2007 as of the closing of the Notes offering, described below, and upon the Company’s application of the net proceeds of the Notes offering, together with cash on hand, to repay $300 million principal amount of loans outstanding under the term loan facility. Except as amended by the Amendment, the provisions of the Credit Agreement as executed on February 28, 2007 remain in effect.

Under the Credit Agreement, as amended by the Amendment, the credit facilities consist of a term loan facility in a total principal amount of $498 million, all of which is fully drawn, and a revolving credit facility in a total available principal amount of $50 million, none of which was drawn at the Amendment closing date. The Company may elect, subject to pro forma compliance with a total leverage ratio covenant and other conditions, to solicit the lenders under the Credit Agreement or other prospective lenders to increase by up to $225 million the total principal amount of borrowings available under the term loan facility. Any such increased borrowings may be used for capital expenditures and general corporate and working capital purposes.

The Company is required to make scheduled principal payments under the term loan facility, in equal quarterly installments, in an annual amount of $5.0 million during the first 5 1/2 years after the Amendment closing date.

Borrowings under the amended credit facilities bear interest, at the Company’s option, at an annual rate equal to either a specified “base rate” plus a margin of 1.50% or the London interbank offered rate (“LIBOR”) plus a margin of 2.50%. The margin applicable to LIBOR loans under the revolving credit facility is subject to specified reductions based on certain reductions in the Company’s total leverage ratio.

The Amendment modified some of the restrictive covenants in the Credit Agreement to provide the Company with enhanced operating flexibility, including the ability to incur additional indebtedness.

The Amendment eliminated a financial covenant that had required the Company to maintain compliance with specified ratios of consolidated adjusted EBITDA to fixed charges (as defined for purposes of the Credit

Agreement). The Amendment also modified the terms of the total leverage ratio covenant previously applicable to the Company. Under the amended covenant, the Company’s ratio of consolidated debt to consolidated adjusted EBITDA (as defined for purposes of the Credit Agreement) for any measurement period will not be permitted to be greater than 5.00:1.00. The Company was in compliance with this financial covenant as of September 30, 2007.

The Company accounted for the Amendment in accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125. Based on the terms of the Amendment, the modification of the debt instrument is considered substantial and has been accounted for as a debt extinguishment. As a result, the Company recorded a loss on debt extinguishment of $4.3 million in the three months ended September 30, 2007.

        PAETEC Holding is required to maintain interest rate protection agreements mutually acceptable to PAETEC Holding and the administrative agent under the Credit Agreement. Such agreements under the facilities may include any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement. The agreements must have a term of at least two years and establish a fixed or maximum interest rate for an aggregate notional principal amount equal to at least 50% of the aggregate principal amount of the initial term loans incurred on the initial borrowing date of February 28, 2007. As of September 30, 2007, PAETEC Holding had interest rate protection, via interest rate swaps, on $400.0 million of its outstanding floating-rate debt, as indicated below in this Note 5.

Senior Notes Offering

On July 10, 2007, PAETEC Holding entered into an Indenture, dated as of July 10, 2007 (the “Indenture”), among PAETEC Holding, the subsidiary guarantors of PAETEC Holding named therein, and The Bank of New York, as trustee (the “Trustee”), pursuant to which PAETEC Holding issued $300 million in aggregate principal amount of 9.5% Senior Notes due 2015 (the “Notes”). PAETEC Holding sold the Notes in an offering exempt from the registration requirements of the Securities Act of 1933. The closing of the sale took place on July 10, 2007.

The Notes accrue interest at a rate of 9.5% per year from July 10, 2007. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2008. The Notes will mature on July 15, 2015.

The Company may redeem some or all of the Notes, at any time before July 15, 2011, at a redemption price equal to 100% of their principal amount plus a “make-whole” premium. The Company may redeem some or all of the Notes, at any time on or after July 15, 2011, at specified redemption prices declining to 100% of their principal amount. In addition, before July 15, 2010, the Company may redeem up to 35% of the Notes at a redemption price of 109.500% of their principal amount with the net cash proceeds of certain equity offerings. If the Company undergoes certain kinds of changes of control, or sells certain of its assets and does not apply the net proceeds to repay indebtedness under the Company’s credit facilities or reinvest such net proceeds in its business, it may be required to offer to purchase Notes from holders.

The Notes are PAETEC Holding’s senior unsecured obligations and rank equally in right of payment with all of PAETEC Holding’s existing and future senior indebtedness. Each of PAETEC Holding’s restricted subsidiaries that is eligible and required under the Indenture to do so (the “Subsidiary Guarantors”) has guaranteed the Notes on a senior unsecured basis, as described below. Each guarantee ranks equally in right of payment with all existing and future senior indebtedness of the Subsidiary Guarantor. The Notes and the guarantees are effectively subordinated in right of payment to all of the existing and future secured obligations of PAETEC Holding and the Subsidiary Guarantors, to the extent of the value of the assets securing that indebtedness. Some of PAETEC Holding’s restricted subsidiaries were added as Subsidiary Guarantors of the Notes pursuant to a supplemental indenture dated as of September 25, 2007.

The Subsidiary Guarantors have, jointly and severally, fully and unconditionally guaranteed, to each holder of the Notes, the full and prompt performance of PAETEC Holding’s obligations under the Indenture and the Notes, including the payment of principal (or premium, if any) and interest on the Notes, on an equal and ratable basis. Further, PAETEC Holding has no independent assets or operations, and there are no material restrictions on the ability of consolidated subsidiaries to transfer funds to PAETEC Holding in the form of cash dividends, loans or advances. Based on these facts, and in accordance with SEC Regulation S-X Rule 3-10, “Financial statements of guarantors and issuers of guaranteed securities registered or being registered”, PAETEC Holding will not be required to provide condensed consolidating financial information for the Subsidiary Guarantors until after the Notes are registered under the Securities Act of 1933.

The Company entered into a registration rights agreement, dated as of July 10, 2007, pursuant to which the Company agreed to use commercially reasonable efforts to file a registration statement with the SEC to exchange the Notes for a new issue of substantially identical debt securities in an exchange registered under the Securities Act of 1933 or, if required, to file a shelf registration statement to cover resales of the Notes under specified circumstances. If the Company fails either to cause the exchange offer registration statement to be declared effective or to complete the exchange offer within the period specified in the Indenture or, if required, to cause any shelf registration statement with respect to resales of the Notes to be declared effective within the period specified in the Indenture, or if the exchange offer registration statement or any shelf registration statement is declared effective but thereafter ceases to be effective or usable, subject to specified exceptions, in connection with exchanges or resales of the Notes, the Company will be required to pay additional interest to the holders of the Notes under some circumstances. The additional interest in the case of a registration default will accrue at an annual rate of 0.25% with respect to the first 90-day period immediately following the occurrence of any such default and will increase by the 0.25% annual rate with respect to any subsequent 90-day period during which such a registration default continues, up to a maximum increase of 1.00% in the annual interest rate.

The Indenture contains customary restrictive covenants, all of which are subject to a number of important qualifications and exceptions.

The Company applied the net proceeds of the offering, together with cash on hand, to repay $300 million principal amount of loans under the Company’s then-existing senior secured term loan credit facility and to pay related fees and expenses.

Other Debt

Other debt includes vehicle note obligations. As of September 30, 2007, $0.07 million remained outstanding on vehicle notes, none of which were issued during the nine months ended September 30, 2007.

Interest Rate Swap Agreements

To reduce its exposure to fluctuations in interest rates, the Company periodically enters into interest rate swap agreements. These agreements effectively convert a portion of the Company’s floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s policy is to enter into swap agreements only with creditworthy counterparties. Swap agreements in effect as of September 30, 2007 and December 31, 2006 were as follows:

	Notional Amount (in thousands)	Maturities	Strategy	Weighted Average LIBOR Rate	Fixed Rate
September 30, 2007	$125,000	06/30/2009	Cash Flow Hedge	5.40%	5.64%
	$100,000	06/30/2009	Cash Flow Hedge	5.40%	5.63%
	$175,000	04/30/2009	Cash Flow Hedge	5.40%	5.00%
December 31, 2006	$125,000	06/30/2009	Cash Flow Hedge	5.38%	5.64%
	$100,000	06/30/2009	Cash Flow Hedge	5.38%	5.63%

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any non-performance by counterparties to the Company’s swap agreements as all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed and approved by the Audit Committee of the Company’s Board of Directors. The Company’s policy is to limit the maximum amount of positions that can be taken in any given instrument.

As of September 30, 2007, the swaps represented a liability with a fair value of $3.5 million. The adjustment to fair value from January 1, 2007 to September 30, 2007 was recorded as a component of comprehensive (loss) income.

6. INCOME TAXES

The difference between the statutory rate and the Company’s effective tax rate for the period ended September 30, 2007 is primarily due to the effect of non-deductible stock-based compensation.

As of September 30, 2007, the Company had approximately $112 million in net operating loss carryforwards (“NOLs”) relating specifically to the financial activity of PAETEC, as predecessor to PAETEC Holding, and PAETEC’s wholly-owned subsidiaries through February 28, 2007, and the financial activity of PAETEC Holding and its wholly-owned subsidiaries, including PAETEC and PAETEC’s wholly-owned subsidiaries and US LEC and US LEC’s wholly-owned subsidiaries, from March 1, 2007 through September 30, 2007. In general, Section 382 of the Internal Revenue Code (“IRC Section 382”) places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the time of an ownership change. The entire balance of the Company’s NOLs is subject to annual limitations under IRC Section 382, although the Company expects that it will be able to use the pre-change deferred tax assets related to the NOLs prior to their expiration.

The Company acquired approximately $334 million of NOLs pursuant to the merger. The Company performed a comprehensive analysis of IRC Section 382 to assess its ability to use the acquired NOLs. Based on this analysis, the Company concluded that US LEC incurred a change in ownership within the meaning of IRC Section 382 as a result of the merger and that, as of March 1, 2007, the $334 million of acquired NOLs would be subject to an annual limitation under IRC Section 382. The Company further concluded that an annual limitation of approximately $14.3 million would be imposed on these NOLs. To the extent that US LEC has a net unrealized built in gain (“NUBIG”) at the date of the ownership change, the limitation could be increased during the first five years following the ownership change pursuant to IRC Section 382 and published notices. The Company’s analysis supports the conclusion that a NUBIG existed at the date of the ownership change providing for the increase in the annual limitation by approximately $21 million during the five-year period immediately following the ownership change. Based on this conclusion, a combined NOL limitation of $35.3 million will exist on the acquired NOLs during the five years immediately following the ownership change and an annual limitation of $14.3 million will exist thereafter. The overall analysis supports the Company’s ability to use the deferred income tax assets related to the acquired NOLs prior to their expiration. As a result, the Company has allocated approximately $117.0 million to deferred income tax assets for the acquired NOLs as part of the allocation of purchase price related to the merger (see Note 2).

In July 2006, the FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 (“FIN 48”). Among other things, FIN 48 provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. The Company adopted FIN 48 on January 1, 2007, and recorded a reduction of retained earnings of $0.2 million effective January 1, 2007. The amount of unrecognized tax benefits from uncertain tax positions as of January 1, 2007 and September 30, 2007 was $0.6 million, the majority of which, if recognized, would affect the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits in tax expense. Penalties, if incurred, would also be recognized as a component of tax expense. As of January 1, 2007 and September 30, 2007, the Company had approximately $0.1 million of interest accrued related to unrecognized tax benefits.

The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The Company’s 2003 through 2006 U.S. federal tax years and 2001 to 2006 state tax years remain subject to income tax examinations by tax authorities.

7. SHARE-BASED TRANSACTIONS

2007 Stock Incentive Plan

On January 25, 2007, the PAETEC Holding Corp. 2007 Omnibus Incentive Plan (the “2007 Incentive Plan”) was approved. A total of 10,000,000 shares of PAETEC Holding common stock are available for issuance in connection with equity awards under the 2007 Incentive Plan. The 2007 Incentive Plan also provides for the grant of performance incentives in the form of cash-based awards. The 2007 Incentive Plan represents the only equity-based incentive plan in which employees or directors of the Company are eligible to participate following the merger. Awards under the 2007 Incentive Plan may be made in the form of stock options, restricted stock, stock units, unrestricted stock, stock appreciation rights, performance awards, incentive awards and any combination of the foregoing.

Merger-Related Transactions

Prior to the merger, employees of PAETEC participated in the PAETEC Corp. 2001 Stock Option and Incentive Plan (the “2001 Incentive Plan”) and the PAETEC Corp. 1998 Incentive Compensation Plan (the “1998 Option Plan”) and employees of US LEC participated in the US LEC Corp. 1998 Omnibus Stock Plan (the “US LEC Option Plan”). PAETEC’s executive employees also participated in the PAETEC Corp. Executive Incentive Plan prior to the merger (the “Executive Incentive Plan” and, together with the 2007 Incentive Plan, the 2001 Incentive Plan, the 1998 Option Plan and the US LEC Option Plan, the “Stock Incentive Plans”). PAETEC’s independent sales agents participated in the PaeTec Communications, Inc. Agent Incentive Plan (the “Warrant Plan”) prior to the merger, pursuant to which PAETEC had issued warrants to purchase PAETEC Class A common stock (the “PAETEC Warrants”). In addition, US LEC had outstanding immediately prior to the merger warrants to purchase US LEC Class A common stock that were issued in December 2002 as part of a US LEC debt financing transaction (the “US LEC Warrants”).

At the effective time of the merger, each outstanding option to purchase shares of PAETEC Class A common stock and each stock unit representing shares of PAETEC Class A common stock outstanding under the 2001 Incentive Plan, the 1998 Option Plan, or the Executive Incentive Plan, and each warrant to purchase shares of PAETEC Class A common stock outstanding under the Warrant Plan, was assumed by PAETEC Holding and converted into an option or warrant to purchase, or stock unit representing, as applicable, a number of shares of PAETEC Holding common stock equal to the number of shares subject to the original option, warrant or stock unit multiplied by the PAETEC merger exchange ratio of 1.623, rounded down to the nearest whole share. The exercise price of the assumed PAETEC options and warrants was equal to the exercise price of the original option or warrant, divided by the applicable merger exchange ratio, rounded up to the nearest whole cent. Each option outstanding under the US LEC Option Plan and each US LEC Warrant was assumed and converted in the same manner, except that each such option and warrant was converted into an option or warrant to purchase a number of shares of PAETEC Holding common stock equal to the number of shares subject to the original option or warrant, at the same exercise price. The terms and conditions of the assumed awards otherwise generally remained the same, without any accelerated vesting, except that the completion of the merger was deemed to satisfy the “Initial Public Offering” exercise requirement of the assumed PAETEC Warrants.

In 2006, US LEC adopted the US LEC Corp. Retention and Severance Plan, which included a stock option program covering all employees of US LEC prior to the merger who held options outstanding under the US LEC Option Plan. Under the change of control provisions of the stock option program, all outstanding options held by covered US LEC employees who remain employed by US LEC or its affiliates (including the Company) on the date that is 18 months following the merger closing date of February 28, 2007 will immediately vest. In addition, the stock option program provides for immediate vesting of all outstanding options held by each covered US LEC employee whose employment is terminated without specified cause or as a result of a specified constructive termination at any time between August 11, 2006 and the date that is 18 months following the merger closing date of February 28, 2007.

Year-to-Date Activity

Stock Options —The following table summarizes stock option activity under the Stock Incentive Plans for the nine months ended September 30, 2007:

	Shares of Common Stock Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	13,110,092	$4.48
Effect of exchange ratio	8,165,354
Assumed in connection with merger	4,087,702	$3.02
Granted	1,178,670	$10.47
Exercised	(13,381,517)	$2.59
Canceled	(175,613)	$3.90
Forfeited	(257,894)	$4.84

Outstanding at September 30, 2007	12,726,794	$3.71	6.2	$111,810

Exercisable at September 30, 2007	7,604,547	$3.20	4.9	$70,562

*	Excludes activity under the US LEC Option Plan prior to the closing of the merger on February 28, 2007.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing sale price of PAETEC Holding’s common stock on September 30, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders had exercised their options on September 30, 2007. This amount changes based on the fair market value of PAETEC Holding’s common stock. The Company received approximately $34.5 million of cash, and had an outstanding receivable for approximately $0.1 million, related to the exercise of stock options for the nine months ended September 30, 2007. The Company received less than $0.1 million of cash related to the exercise of stock options for the nine months ended September 30, 2006. Stock-based compensation expense related to stock options totaled approximately $5.1 million, net of a deferred income tax benefit of $1.0 million, for the nine months ended September 30, 2007.

For options granted during the nine months ended September 30, 2007, the weighted average fair value of options on the date of grant, estimated using the Black-Scholes option pricing model, was $7.12, using the following assumptions: dividend yield of 0%; expected option life of 6.25 years; a risk free interest rate of 4.30 - 4.96%; and an expected volatility of 68.57% – 78.68%.

The following table summarizes stock option information as of September 30, 2007:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$0.00 - $2.10	4,179,913	$1.70	2,852,104	$1.75
$2.11 - $3.15	2,654,911	$2.42	1,693,499	$2.45
$3.16 - $7.35	4,259,590	$4.01	2,676,164	$4.31
$7.35 - $23.50	1,632,380	$10.12	382,780	$9.67

	12,726,794	$3.71	7,604,547	$3.20

As of September 30, 2007, there was $9.8 million of total unrecognized compensation expense related to unvested stock options granted under the Stock Incentive Plans. The Company expects to recognize the expense over a weighted-average period of 1.4 years.

Stock Units — The following table summarizes stock unit activity under the Stock Incentive Plans for the nine months ended September 30, 2007:

	Shares of Common Stock Underlying Stock Units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2007	4,552,834	$2.60
Effect of exchange ratio	2,836,414
Granted	865,467	$10.17
Vested	(253,110)	$9.89
Forfeited	(443,209)	$2.91

Outstanding at September 30, 2007	7,558,396	$3.20

There were no stock units granted under the 1998 Option Plan or the US LEC Option Plan.

For the nine months ended September 30, 2007, the total compensation expense related to stock units granted under the Stock Incentive Plans was approximately $4.4 million, net of a deferred income tax benefit of $2.8 million. During the three months ended March 31, 2007, stock units and stock options were issued to certain employees who were previously ineligible to receive stock-based awards. Certain of these awards were vested at grant. As of September 30, 2007, there was unrecognized stock-based compensation expense related to unvested stock unit awards of approximately $14.6 million. The Company expects to recognize the expense over a weighted-average period of 1.2 years.

In connection with awards of stock units during the nine months ended September 30, 2007, the Company withheld 101,430 shares of PAETEC Holding common stock to satisfy income tax withholding requirements. These shares, which had a value of approximately $1.0 million as of September 30, 2007, are held as treasury stock.

Warrants — The following table summarizes warrant activity for the nine months ended September 30, 2007:

	Shares of Common Stock Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	395,666	$5.42
Effect of conversion ratio on options outstanding at December 31, 2006	246,476
Assumed in connection with merger	2,015,788	$1.97
Granted	—
Exercised	(436,842)	$1.94
Canceled	—
Forfeited	—

Outstanding at September 30, 2007	2,221,088	$2.37	2.7	$22,424

Exercisable at September 30,2007	1,578,946	$1.98	2.0	$16,563

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing sale price of PAETEC Holding’s common stock on September 30, 2007 and the exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders if all warrant holders had exercised their warrants on September 30, 2007. This amount changes based on the fair market value of PAETEC Holding’s common stock. The Company received approximately $0.2 million of cash related to the exercise of warrants for the nine months ended September 30, 2007. Stock-based compensation expense related to warrants totaled approximately $0.3 million, net of tax, for the nine months ended September 30, 2007.

The following table summarizes warrant information as of September 30, 2007, which includes warrants issued under the Warrant Plan and the assumed US LEC Warrants:

	Warrants Outstanding		Warrants Exercisable
Range of Exercise Prices	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
$0.00-$2.78	1,753,414	$1.98	1,578,946	$1.98
$2.79-$4.00	279,959	$3.28	—
$4.01-$5.00	187,715	$4.68	—

	2,221,088		1,578,946

8. LOSS PER COMMON SHARE

The computation of basic and diluted loss per common share for the nine months ended September 30, 2007 and 2006, was as follows:

	Nine Months Ended September 30,
(in thousands, except share and per share data)	2007	2006
Basic and diluted loss per common share
Net (loss) income	$(4,971)	$5,178
Less: accretion on preferred stock	—	251
Less: cumulative preferred stock dividends	—	6,873
Less: redemption charge related to Series A preferred stock	—	33,835

Income (loss) allocated to common stockholders	$(4,971)	$(35,781)

Weighted average common shares outstanding - basic	84,792,643	31,058,110

Weighted average common shares outstanding - diluted	84,792,643	31,058,110

Basic income (loss) per common share	$(0.06)	$(1.15)

Diluted income (loss) per common share	$(0.06)	$(1.15)

The weighted average common shares outstanding as of September 30, 2007 reflect approximately 33,600,000 shares outstanding immediately before the merger, approximately 20,900,000 shares of PAETEC Holding common stock issued to PAETEC stockholders as a result of the merger, approximately 34,100,000 shares of PAETEC Holding common stock issued to US LEC stockholders as a result of the merger, and other PAETEC Holding common stock equivalents that were assumed pursuant to the merger or issued on various dates (Note 2).

For the nine month periods ended September 30, 2007 and 2006, the Company had outstanding options, warrants and restricted stock units for 17,431,245 shares, respectively, which were convertible into or exercisable for common shares that were not included in the calculation of diluted loss per common share because the effect would have been anti-dilutive.

9. COMMITMENTS & CONTINGENCIES

Purchase Commitments

As of September 30, 2007, the Company had entered into agreements with vendors to purchase approximately $17.4 million of equipment and services, of which the Company expects approximately $14.9 million to be delivered and payable in the year ending December 31, 2007, $1.1 million in the year ending December 31, 2008, $1.1 million in the year ending December 31, 2009 and $0.3 million in the year ending December 31, 2010.

Regulation

The Company’s services are subject to varying degrees of federal, state and local regulation. These regulations are subject to ongoing proceedings at federal and state administrative agencies or within state and federal judicial systems. Results of these proceedings could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company’s industry generally or upon the Company specifically.

Interconnection Agreements

The Company is dependent on the cooperation of the incumbent local exchange carriers in its service area to provide service for the origination and termination of its local and long distance traffic. Historically, charges for these services have made up a significant percentage of the overall cost of providing these services. The Company incurs costs through the use of services agreed to in its contracts with the incumbent local exchange carriers. These costs are recognized in the period in which the service is delivered and are included as a component of the Company’s cost of sales.

Legal Proceedings

The Company is party to various legal proceedings, most of which relate to routine matters incidental to the Company’s business. Although the result of any current or future litigation is inherently unpredictable, management believes there is no litigation pending against the Company that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

10. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS 115, which allows for the option to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS No. 159 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 expands disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. The Company is required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis. The Company is currently evaluating the effect this new standard will have on its consolidated financial statements.

11. SUBSEQUENT EVENT

Acquisition of Allworx Corp.

On October 31, 2007, PAETEC Holding completed its acquisition of Allworx Corp. (“Allworx”), a privately held Delaware corporation (“Allworx”), pursuant to an Agreement and Plan of Merger dated as of October 11, 2007, among PAETEC Holding, Allworx, AWX Acquisition Corp., a direct wholly-owned subsidiary of PAETEC Holding, and Advantage Capital New York Partners I, LP, as stockholders’ representative. On the closing date, PAETEC Holding’s subsidiary merged with and into Allworx, which was the surviving corporation in the merger and will continue in existence as a direct wholly-owned subsidiary of PAETEC Holding.

The purchase price for the acquisition was $25 million in cash, of which $5 million was placed in escrow as security for the indemnification obligations under the merger agreement. The Company funded the purchase price from cash on hand.

Allworx develops, designs, markets and sells a complete phone and network system. The Allworx business provides manufacturing, distribution and software and digital hardware engineering services that are designed to benefit small and medium-sized businesses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

US LEC Corp.

Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of US LEC Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on February 28, 2007 the Company and PAETEC Corp. completed their combination pursuant to the Merger Agreement dated as of August 11, 2006, as amended.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

April 2, 2007

US LEC Corp. and Subsidiaries

Consolidated Balance Sheets

(In Thousands)

	December 31, 2006	December 31, 2005
Assets
Current Assets
Cash and cash equivalents	$42,562	$30,704
Restricted cash	64	67
Accounts receivable (net of allowance of $3,964 and $10,349 at December 31, 2006 and December 31, 2005, respectively)	44,496	49,841
Prepaid expenses and other assets	9,303	9,289

Total current assets	96,425	89,901
Property and Equipment, Net	127,043	144,350
Other Assets	14,004	18,101

Total Assets	$237,472	$252,352

Liabilities and Stockholders’ Deficiency
Current Liabilities
Accounts payable	$10,958	$9,125
Accrued network costs	17,681	20,252
Commissions payable	134	984
Accrued expenses — other	28,606	31,567
Deferred revenue	15,122	14,292
Deferred income taxes	1,644	2,792

Total current liabilities	74,145	79,012
Long-Term Debt	149,587	149,438
Other Liabilities	5,489	5,879
Commitments and Contingencies (Note 7)
Series A Mandatorily Redeemable Convertible Preferred Stock (10,000 authorized shares, 296 and 278 shares issued with a redemption values of $298,420 and $281,167 at December 31, 2006 and 2005, respectively) (Note 6)	295,952	278,037
Stockholders’ Deficiency
Common stock-Class A, $.01 par value (122,925 authorized shares, 33,271 and 30,751 shares outstanding at December 31, 2006 and December 31, 2005)	333	307
Additional paid-in capital (Note 10)	100,050	93,181
Retained deficit	(388,084)	(353,502)

Total stockholders’ deficiency	(287,701)	(260,014)

Total Liabilities and Stockholders’ Deficiency	$237,472	$252,352

See notes to consolidated financial statements

US LEC Corp. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2006, 2005, and 2004

(In Thousands, Except Per Share Data)

	2006	2005	2004
Revenue	$424,201	$387,738	$356,181
Network Expenses (including depreciation and amortization shown below)	212,140	186,924	171,292
Depreciation and Amortization	48,656	50,668	49,851
Selling, General and Administrative Expenses	161,107	148,902	139,231
Charge Related to Carrier Access Disputes	—	23,292	—

Gain (Loss) from Operations	2,298	(22,048)	(4,193)
Other (Income) Expense
Other Income	—	(202)	—
Charges Related to Early Extinguishment of Debt (Note 5)	—	—	4,416
Interest Income	(1,537)	(1,003)	(581)
Interest Expense (Note 6)	20,502	17,805	11,734

Net Loss	(16,667)	(38,648)	(19,762)

Less: Preferred Stock Dividends (Note 6)	17,253	16,256	15,316
Less: Accretion of Preferred Stock Issuance Cost (Note 6)	662	623	587

Net Loss Attributable to Common Stockholders	$(34,582)	$(55,527)	$(35,665)

Net Loss Attributable to Common Stockholders Per Common Share (Note 11):
Basic and Diluted	$(1.10)	$(1.83)	$(1.19)

Weighted Average Number of Shares Outstanding (Note 11):
Basic and Diluted	31,337	30,399	29,927

See notes to consolidated financial statements

US LEC Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	2006	2005	2004
Operating Activities
Net loss	$(16,667)	$(38,648)	$(19,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	48,656	50,668	49,851
Charges related to early extinguishment of debt	—	—	4,416
Accretion of debt	150	150	509
Accretion of lease exit costs	127	70	73
Other Income	173	(45)	118
Deferred compensation expense	2,278
Charge related to carrier access disputes	—	23,292	—
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	5,253	(12,260)	(12,451)
Notes receivable	—	(150)	—
Prepaid expenses and other assets	245	1,436	202
Other assets	790	(24)	1,522
Accounts payable	71	(289)	2,712
Deferred revenue	830	718	(473)
Accrued network costs	(2,571)	(8,452)	3,642
Customer commissions payable	(850)	(4,288)	(7,586)
Other liabilities—noncurrent	(1,039)	(392)	(881)
Accrued expenses—other	(1,212)	5,950	3,327

Net cash provided by operating activities	36,234	17,736	25,219

Investing Activities
Purchase of property and equipment	(29,443)	(34,954)	(33,395)
Businesses and assets acquired	(1)	(34)	(2,321)
Proceeds from insurance claim	—	202	—
Increase (decrease) in restricted cash	3	148	(8)

Net cash used in investing activities	(29,441)	(34,638)	(35,724)

Financing Activities
Issuance of notes payable	460	—	—
Proceeds from exercise of stock options, warrants, and ESPP	4,617	817	1,458
Proceeds from long-term debt	—	—	149,250
Payments on long-term debt	—	—	(128,330)
Payments on notes payable	—	(980)	(1,300)
Payment for deferred loan fees	(12)	(463)	(5,467)

Net cash provided by (used in) financing activities	5,065	(626)	15,611

Net (Decrease) Increase in Cash and Cash Equivalents	11,858	(17,528)	5,106
Cash and Cash Equivalents, Beginning of Period(1)	30,704	48,232	43,126

Cash and Cash Equivalents, End of Period	$42,562	$30,704	$48,232

Supplemental Cash Flow Disclosures
Cash Paid for Interest	$20,023	$17,033	$7,565

Cash Paid for Income Taxes	$—	$—	$—

Supplemental Noncash Investing and Financing Activities:
At December 31, 2006, 2005, and 2004, $4,984, $3,537 and $7,677, respectively, of property and equipment additions are included in outstanding accounts payable.

See notes to consolidated financials statements.

US LEC Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

For the years ended December 31, 2006, 2005 and 2004

(In Thousands)

	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Retained Deficit	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2003	29,677	$297	—	$—	$90,852	$(262,310)	$(171,161)
Exercise of stock options and warrants	227	2			295		297
Issuance of ESPP Stock	379	4			1,157		1,161
Private Placement of Class A Common Stock					64		64
Preferred Stock Dividends						(15,316)	(15,316)
Accretion of Preferred Stock Issuance Fees						(587)	(587)
Net Loss						(19,762)	(19,762)

Balance, December 31, 2004	30,283	$303	—	$—	$92,368	$(297,975)	$(205,304)
Exercise of stock options	10				24		24
Issuance of ESPP Stock	458	4			789		793
Preferred Stock Dividends						(16,256)	(16,256)
Accretion of Preferred Stock Issuance Fees						(623)	(623)
Net Loss						(38,648)	(38,648)

Balance, December 31, 2005	30,751	$307	—	$—	$93,181	$(353,502)	$(260,014)
Exercise of stock options	2,093	22			3,777		3,799
Issuance of ESPP Stock	427	4			814		818
Stock-based compensation expense					2,278		2,278
Preferred Stock Dividends						(17,253)	(17,253)
Accretion of Preferred Stock Issuance Fees						(662)	(662)
Net Loss						(16,667)	(16,667)

Balance, December 31, 2006	33,271	$333	—	$—	$100,050	$(388,084)	$(287,701)

See notes to consolidated financial statements

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

1.	PAETEC AND US LEC MERGERS

On February 28, 2007, PAETEC Corp., a Delaware corporation (“PAETEC”), and US LEC Corp. completed their combination pursuant to the Merger Agreement, dated as of August 11, 2006, as amended (the “Merger Agreement”), among PAETEC, US LEC Corp., PAETEC Holding Corp., a Delaware corporation (“PAETEC Holding”), WC Acquisition Sub U Corp., a Delaware corporation, and WC Acquisition Sub P Corp., a Delaware corporation. In accordance with the Merger Agreement, WC Acquisition Sub P Corp. merged with and into PAETEC (the “PAETEC Merger”) and WC Acquisition Sub U Corp. merged with and into US LEC Corp. (the “US LEC Merger” and together with the PAETEC merger, the “Mergers”). PAETEC and US LEC Corp. were the surviving corporations of the Mergers and, as a result, became wholly-owned subsidiaries of PAETEC Holding.

Pursuant to the PAETEC Merger, each outstanding share of Class A common stock, par value $0.01 per share, of PAETEC was converted into the right to receive 1.623 shares of the common stock, par value $0.01 per share, of PAETEC Holding. Pursuant to the US LEC Merger, each outstanding share of US LEC Corp. Class A common stock, par value $0.01 per share (“US LEC common stock”), was converted into the right to receive one share of PAETEC Holding common stock.

PAETEC Holding is accounting for the Mergers as a purchase of US LEC by PAETEC using the purchase method of accounting under generally accepted accounting principles. For federal income tax purposes, the PAETEC Merger together with the US LEC Merger is intended to be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code.

The issuance of PAETEC Holding’s common stock pursuant to the Mergers was registered under the Securities Act of 1933 pursuant to a registration statement on Form S-4 (File No. 333-138594) filed by PAETEC Holding with the Securities and Exchange Commission (“SEC”) and declared effective on February 8, 2007.

PAETEC Holding obtained $850 million of new senior secured credit facilities pursuant to a Credit Agreement, dated as of February 28, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas (“Deutsche Bank”), as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), as Syndication Agent, and CIT Lending Services Corporation (“CIT”), as Documentation Agent. PAETEC and US LEC used $800 million of the new senior secured credit facility together with a portion of their cash on hand to refinance substantially all of their senior secured indebtedness. In addition, US LEC used a portion of the proceeds of the credit facility to purchase all of its outstanding Series A Mandatorily Redeemable Convertible Preferred Stock (the “Preferred Stock”) from affiliates of Bain Capital, Inc. and Thomas H. Lee Partners LP, at a price which reflects a $30.0 million discount to its accreted value (approximately $266.0 million as of December 31, 2006, net of discount).

2.	ORGANIZATION AND NATURE OF BUSINESS

The consolidated financial statements include the accounts of US LEC Corp. and its wholly owned subsidiaries (the “Company”). All intercompany transactions and balances have been eliminated in consolidation. The Company was incorporated in 1996 and in 1998 completed an initial public offering of its common stock.

The Company, through its subsidiaries, provides integrated voice, data and Internet services to approximately 28,800 mid-to-large-sized business customers throughout the eastern United States. The Company also provides shared Web hosting and dial-up Internet services to approximately 10,000 additional residential and small business customers.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition—The Company recognizes revenue on telecommunications services in the period that the service is provided. Revenue is recognized when earned based upon the following specific criteria: (1) persuasive evidence of arrangement exists (2) services have been rendered (3) seller’s price to the buyer is fixed or determinable and (4) collectibility is reasonably assured. US LEC’s revenue is comprised of two primary components: (1) fees paid by end customers for voice, data and Internet services, and (2) carrier charges primarily including access and reciprocal compensation. End customer revenue is comprised of monthly recurring charges, usage charges, and initial non-recurring charges. Monthly recurring charges include the fees paid by customers for facilities in service and additional features on those facilities. Usage charges consist of usage-sensitive fees paid for calls made. Initial non-recurring charges consist primarily of installation charges. Access charges are comprised of charges paid primarily by inter-exchange carriers (“IXCs”), competitive local exchange carriers (“CLECs”) and incumbent local exchange carriers (“ILECs”) for the origination and termination of inter-exchange toll and toll-free calls. Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier’s network. Reciprocal compensation that is earned as revenue from other local exchange carriers represents compensation for local telecommunications traffic terminated on the Company’s network that originates on another carrier’s network.

Certain revenues are recorded net of amounts that are due to other parties, primarily customers pursuant to each respective telecommunications service arrangement with whom the Company is required to share related access revenue. For the years ended December 31, 2006, 2005 and 2004, revenue amounts allocated under these arrangements of $2,192, $2,480 and $6,466, respectively, are netted with gross carrier revenues in the accompanying consolidated financial statements. The Company records these arrangements on a net basis primarily because of the passage of credit risk to their participating customers. In 2006 and 2005, the amounts payable to participating customers in connection with these arrangements, and the associated contra revenue, was reduced by $1,123 and $4,190, respectively, primarily as a result of reductions in amounts collected from carriers for access revenue and related settlement costs.

When an end customer terminates its contract with the Company prior to its contractual term, the Company is entitled to collect an early termination fee from the customer. Revenues associated with early termination fees are recognized when payment is received. Revenue related to billings in advance of providing services is deferred and recognized when the services are provided.

The Company defers amounts billed for non-recurring installation costs for new contracts with end customers and with other carriers. The Company is amortizing this revenue over the average initial term of the related contracts. As of December 31, 2006 and 2005, the Company had $419 and $1,228, respectively, of such installation costs recorded in Deferred Revenue as a current liability on the accompanying Consolidated Balance Sheets. In addition, the Company had $447 and $997 as of December 31, 2006 and 2005, respectively, recorded in Other Liabilities for the non-current portion of the deferred installation revenue.

Network Expenses—The Company’s network expenses are comprised primarily of two types of charges: leased transport charges which comprised approximately 78%, 77%, and 78% of the Company’s network expenses for the years ended December 31, 2006, 2005 and 2004, respectively, and usage sensitive charges which comprised approximately 22%, 23% and 22% of the Company’s network expenses for the years ended December 31, 2006, 2005 and 2004, respectively. The Company’s leased transport charges are the lease payments incurred by US LEC for the transmission facilities used to connect the Company’s customers to the Company-owned switch that services that customer, to connect the Company’s network and to connect to the ILEC and other carrier networks. The Company does not currently own any fiber or copper transport facilities.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

These facilities are leased from various providers including, in many cases, the ILEC. Usage sensitive charges are primarily comprised of charges associated with the Company’s long distance, access charges and reciprocal compensation owed to other carriers.

The Company accrues network costs based upon management’s estimate of network expenses for periods for which bills have not yet been received or paid by the Company. Management’s estimate is developed from the number of lines and facilities in service, minutes of use and contractual rates charged by each respective service provider. Subsequent adjustments to this estimate result when actual costs are billed by the service provider to the Company.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

Restricted Cash—The restricted cash balance as of December 31, 2006 and 2005 serves to secure the Company’s performance of obligations under letters of credit to support leases or as deposits in restricted use accounts. These letters of credit renew annually.

Accounts Receivable—The Company maintains an allowance for doubtful accounts for estimated losses resulting from customers’ or carriers’ failure to make payments on amounts due to the Company. These estimates are based on a number of factors including 1) historical experience, 2) aging of trade accounts receivable, 3) amounts disputed and the nature of the dispute, 4) bankruptcy, 5) general economic, industry or business information and 6) specific information obtained by the Company on the financial condition and current credit worthiness of customers or carriers.

Deferred Customer and Network Installation Costs—The Company incurs and capitalizes certain costs in connection with the required expansion of its telecommunications network infrastructure to provide service to new customers. These costs are comprised of payments for equipment and services provided by external parties in connecting the telecommunication systems of new customers to the Company’s telecommunication platform as well as expenditures for expanding the network when customer growth requires capacity enhancements. These two types of costs are referred to as customer installation costs and network installation costs, respectively. Customer installation costs represent incremental direct costs to enhance the Company’s telecommunications network to allow the Company to provide services to new customers under contract. These costs result directly from entering into a new customer contract and would not have been incurred by the Company had a new contract not been entered into. These costs are amortized over the average initial term of open contracts, which is currently 30 months.

Network installation costs are paid to local exchange carriers and IXCs for installing circuits and trunks to insure adequate capacity on the Company’s network to serve existing and new customers. Network installation costs are amortized over 60 months, the expected useful life of the circuits and trunks that are installed.

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, except for leasehold improvements as noted below.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

The estimated useful lives of the Company’s principal classes of property and equipment are as follows:

Telecommunications switching and	5 — 9 years
other equipment Office equipment, furniture and other	5 years
Leasehold improvements	The lesser of the estimated useful lives or the lease term

The Company capitalized $735 and $522 in payroll related costs during the years ended December 31, 2006 and 2005, respectively, in accordance with the AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” These costs are amortized over five years.

Long-Lived Assets—The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Determination of impairment results from a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

Intangible Assets—The Company has intangible assets in the form of goodwill, customer relationships and marketing related assets. These intangible assets were initially recognized based on their fair values in connection with acquisitions. Goodwill is tested for impairment on an annual basis at the end of the fiscal year or when there are indicators that impairment of goodwill may have incurred. Customer relationships and marketing assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3-5 years at approximately $2,000 per year beginning in 2004. These intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Included in Other Assets in the accompanying consolidated balance sheets are other identifiable intangible assets (primarily customer relationship and marketing related assets) and goodwill of $3,235 and $651, and $4,873 and $651 as of December 31, 2006 and 2005, respectively. Goodwill and intangible assets were reviewed for impairment as of December 31, 2006 and no impairment was identified.

Debt Issuance Cost—The Company capitalizes costs associated with securing long-term debt and amortizes such costs over the term of the debt agreement using the straight-line method which approximates the interest method. The Company had deferred debt issuance costs (net of accumulated amortization of $2,614 and $1,411) of $3,321 and $4,592 as of December 31, 2006 and 2005, respectively, recorded in other assets on the accompanying consolidated balance sheets that are being amortized over the life of the related debt agreement. (See Note 5)

Fair Value of Financial Instruments—Management believes the fair values of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivables, accounts payable, and accrued network costs approximate their carrying value. In addition, because long-term debt consists of variable rate instruments, management believes the carrying values approximate fair values.

Income Taxes—Income taxes are provided for temporary differences between the tax and financial accounting basis of assets and liabilities using the liability method. The tax effects of such differences, as reflected on the balance sheet, are at the enacted tax rates expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such time that realization is believed to be more likely than not.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Concentration of Risk—The Company is exposed to concentration of credit risk principally from trade accounts receivable due from end customers and carriers. The Company’s end customers are located in the eastern United States. The Company performs ongoing credit evaluations of its end customers but does not require collateral deposits from a majority of its end customers. The Company is exposed to additional credit risk due to the fact that the Company’s most significant trade receivables are from a few large telecommunications carriers.

The Company is dependent upon certain suppliers for the provision of telecommunications services to its customers. The Company has executed interconnection agreements for all states in which it provides local phone service.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates relate to revenue recognition, the allowance for doubtful accounts receivable, estimated end customer contract life, the valuation of intangible assets, accrual of network costs payable to other telecommunications entities, including estimated amounts accrued for pending disputes with other carriers, income tax valuation allowance, 123(R) valuation, and conclusions regarding the impairment of and the estimated useful lives of fixed assets. Any difference between the amounts recorded and amounts ultimately realized or paid will be adjusted prospectively as new facts become known.

Advertising—The Company expenses advertising costs in the period incurred. Advertising expense amounted to $3,004, $3,415 and $2,489 for 2006, 2005 and 2004, respectively.

Investment in Variable Interest Entity—In the second quarter of 2006, the Company agreed to invest $2,500 in ExtreamTV, LLC (“ExtreamTV”), a Massachusetts-based company formed in January 2006 that provides video-on-demand services to the hospitality industry. US LEC’s investment in ExtreamTV is comprised of 2,500 Class B units which is equal to a 37.5% equity stake in ExtreamTV. Class B units receive a 6% annual preferred return and have similar voting rights as Class A units. The preferred return is paid annually and can either be paid in cash or in additional Class B units at a rate of $1.00 per unit. In addition, Class B units are entitled to one of five positions on ExtreamTV’s Board of Directors.

Under the provisions of Financial Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN46R”), the ExtreamTV investment qualifies as a variable interest entity subject to consolidation because US LEC is the primary beneficiary. All significant intercompany accounts and transactions among consolidated entities have been eliminated. As of December 31, 2006, the Company’s consolidated balance sheet included a reduction in assets totaling $716, an increase in liabilities totaling $1,153, and an equity deficiency of $1,869 related to ExtreamTV. For the year ended December 31, 2006, the Company recorded a net loss (including depreciation) associated with ExtreamTV of $1,869. There were no events of reconsideration during the year ended December 31, 2006.

Stock-Based Compensation Expense—Prior to January 1, 2006 the Company measured the compensation cost of its stock plans under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, as permitted under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under the provisions of APB No. 25, compensation cost is measured based on the intrinsic value of the equity instrument awarded. Under the

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

provisions of SFAS No. 123, compensation cost is measured based on the fair value of the equity instrument awarded.

As of January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for new grants in fiscal 2007 and any unvested grants prior to the adoption of SFAS No. 123(R). In accordance with this method, the Company’s consolidated financial statements for prior periods have not been restated.

In February 2006, the Company announced a voluntary stock option exchange offer for current employees and eligible directors that were holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). The 2006 Exchange Offer expired on March 27, 2006. Options covering a total of 4,321 shares were eligible for exchange in the 2006 Exchange Offer. Immediately following the expiration of the 2006 Exchange Offer, the Company accepted for exchange eligible options tendered to it for 3,721 shares of US LEC Class A common stock and canceled all of these eligible options. New options covering 3,721 shares were granted with an exercise price of $2.08 per share, the average closing price per share of US LEC’s Class A common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options were granted. Stock-based compensation expense for the year ended December 31, 2006 relating to stock options as calculated using SFAS No. 123(R) includes the impact of the 2006 Exchange Offer.

The Company recognizes compensation expense on a straight-line basis over the optionee’s vesting period. Total stock-based compensation expense related to the Company’s stock option plan for the year ended December 31, 2006 was $2,278.

Had compensation cost for the employee stock plans been determined consistent with SFAS No. 123, the Company’s net loss and net loss per share would approximate the following proforma amounts:

	2005	2004
Net loss, as reported	$(38,648)	$(19,762)
Preferred dividends	(16,256)	(15,316)
Accretion of preferred stock issuance fees	(623)	(587)

Net loss attributable to common stockholders, as reported	(55,527)	(35,665)
Add: Stock-based employee compensation expense included in reported net income	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,823)	(6,357)

Pro forma net loss	$(57,350)	$(42,022)

Weighted average shares outstanding	30,399	29,927
Net loss per share:
Basic and diluted, as reported	$(1.83)	$(1.19)

Basic and diluted, pro forma	$(1.89)	$(1.40)

The Company estimated the fair value for stock options using the Black-Scholes model assuming no dividend yield; volatility of 80%, an average risk-free interest rate of 4.35% and 3.63% for 2005 and 2004, respectively, and an expected life of 5.1 for 2005 and 2004. The weighted average remaining contractual life of stock options outstanding at December 31, 2005 was 7.6 years.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

The company estimated the fair value of the Employee Stock Purchase Plan for 2005, using the Black-Scholes model assuming no dividend yield, volatility of 80%, an average risk-free interest rate of 3.72%, and an expected life of 0.5 years.

Recent Accounting Pronouncements—In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (“FIN No. 48”). FIN No. 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of FIN No. 48 on US LEC’s consolidated financial position, results of operations or cash flows.

In September 2006, SFAS No. 157 “Fair Value Instruments” was issued. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value instruments. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157, among other things, clarifies various market participation assumptions and fair value measurement, expands disclosures about using fair values in interim and annual periods subsequent to initial recognition, and applies for derivatives and other financial instruments measured at fair value under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” at initial recognition and in all subsequent periods. This statement also nullifies certain guidance in EITF No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, adopting SFAS No. 157 may have on its financial statements or disclosures.

In February 2007, SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” was issued which, among other things, permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 was issued to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities, and unrealized gains and losses are to be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, adopting SFAS No. 159 may have on its financial statements or disclosure.

3.	ACQUISITIONS

On November 10, 2004, the Company acquired the majority of the assets of StarNet, Inc., a nationwide provider of dial-up Internet access and telephony services to Internet Service Providers (ISPs), in a transaction accounted for using the purchase method of accounting. The purchase price included $1,200 in cash and the

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

issuance of a $980 note payable. Along with the assumption of certain liabilities and direct costs of the acquisition of $209, the total consideration was $2,389. The results of operations of StarNet have been included in the accompanying consolidated financial statements since the acquisition date. Total consideration was allocated as follows:

December 31, 2004
Current assets	$980
Current liabilities	(696)
Property and equipment	96
Identifiable intangible assets	2,009

$2,389

The identifiable intangible assets consist of customer relationship and marketing related assets that are amortizable over 3 -5 years.

4.	PROPERTY AND EQUIPMENT

Property and equipment at December 31, is summarized by major class as follows:

	2006	2005	2004
Telecommunications and other equipment	$278,952	$257,710	$234,524
Office equipment, furniture and other	105,910	101,596	97,079
Leasehold improvements	31,285	30,937	30,862

	416,147	390,243	362,465
Less accumulated depreciation and amortization	(289,104)	(245,893)	(203,848)

Total	$127,043	$144,350	$158,617

5.	LONG-TERM DEBT

On September 30, 2004, the Company privately placed $150,000 in aggregate principal amount of Second Priority Senior Secured Floating Rate notes due 2009. The notes were issued at a price of 99.5% and bear interest at an annual rate of the six-month London Interbank Offered Rate (“LIBOR”) plus 8.50%. In December 2004, the Company completed an exchange of the privately placed notes for publicly registered notes with substantially identical terms (the “Notes”). Interest on the notes is reset semi- annually and is payable on April 1 and October 1 of each year. The interest rate for the six-month period ending April 1, 2007 is approximately 13.87%. The notes are guaranteed by all of the Company’s subsidiaries and are secured on a second priority basis by substantially all of the assets of the Company and its subsidiaries, including the capital stock of the Company’s subsidiaries. Each subsidiary guarantor is 100% owned by US LEC Corp. (the “Parent”), the guarantees are full and unconditional, the guarantees are joint and several, the Parent has no independent assets, and the Parent is not restricted in obtaining funds from its subsidiaries in the form of dividends or loans.

The indenture governing the notes contains covenants which, subject to certain exceptions, limit the ability of the Company and its subsidiaries to incur additional indebtedness, engage in certain asset sales, make certain types of restricted payments, engage in transactions with affiliates and create certain liens on the assets of the Company or its subsidiaries. The Company was in compliance with all such covenants as of December 31, 2006.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Debt issuance fees associated with the notes totaled $5,512 and are being amortized through the maturity date of October 1, 2009. Unamortized debt issuance fees related to the notes are $3,030 as of December 31, 2006, and are included in the accompanying balance sheet in Other Assets. On the date of the Mergers, February 28, 2007, the Company gave irrevocable notice to redeem the notes as of March 30, 2007. The notes were paid to the trustee in full on February 28, 2007 including the redemption fee of $8.25 million and all accrued and unpaid interest through March 30, 2007.

The Company used a majority of the net proceeds from the sale of the notes to repay in full $120,325 under its senior credit facility and $6,750 on its senior subordinated notes. The Company also paid $2,071 in additional interest due on the deferred portion of the senior credit facility term loan which included a $255 termination amount. The senior credit facility was terminated and all of the senior subordinated notes were retired following repayment of the outstanding indebtedness. Unamortized debt issuance fees totaling $2,375 related to the senior credit facility and the senior subordinated notes and the remaining unamortized discount on the subordinated notes of $2,041 were expensed in 2004 and are included in Charges Related to Early Extinguishment of Debt on the Consolidated Statements of Operations.

In October 2005, the Company entered into a $10,000 secured revolving credit facility. The interest rate for any advances under the credit facility was a floating rate based, at the Company’s option, on either the lender’s prime rate plus .25% or LIBOR plus 2.25%. As of December 31, 2006, there were no advances under the credit facility. Debt issuance fees associated with the credit facility totaled $423 and are being amortized through the maturity date in August 2009. Unamortized debt issuance fees related to the notes are $291 as of December 31, 2006.

6.	SERIES A MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

On April 11, 2000, the Company issued $200,000 of its Series A Mandatorily Redeemable Convertible Preferred Stock (the “Preferred Stock”) to affiliates of Bain Capital (“Bain”) and Thomas H. Lee Partners, L.P. (“THL”). The Preferred Stock earns dividends on a cumulative basis at an annual rate of 6%, payable quarterly, and at the Company’s option, in cash or shares of Preferred Stock through April 11, 2010. All such dividends through December 31, 2006 have been paid in shares of Preferred Stock. In addition, the Preferred Stock participates on a pro rata basis in any dividends payable to common shareholders. As of December 31, 2006, the Company had declared and accrued $98,420 in Preferred Stock dividends. In the event of any liquidation, dissolution or other winding up of the affairs of the Company, the holders of Preferred Stock are entitled to be paid in preference to any distribution to holders of junior securities, an amount in cash, equal to $1,000 per share plus all accrued and unpaid dividends on such shares.

The holders of the shares of Preferred Stock may convert all or a portion of their shares into shares of US LEC’s common stock at a set conversion price, subject to adjustment for certain dilutive events. The initial conversion price of $35 per share has been adjusted to approximately $28 per share as of December 31, 2006 pursuant to the anti-dilution provisions of the Preferred Stock. The holders of the Preferred Stock may also convert all or a portion of their shares into US LEC’s common stock at the then adjusted conversion price prior to April 11, 2010 in the event of a change in control. Each holder of the Preferred Stock may redeem all or a portion of their Preferred Stock at a price equal to 101% of $1,000 per share plus all accrued dividends on such shares after the occurrence of a change in control and for a period of 60 days following such event. Each share of the Preferred Stock is entitled to one vote per share of common stock into which it could have been converted on the record date for determination of stockholders entitled to notice of and to vote at the Company’s annual stockholders meeting. The Company may redeem all of the outstanding shares of Preferred Stock, at a price equal

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

to $1,000 per share plus all accrued and unpaid dividends on such shares, but only if the market price of a share of US LEC’s common stock for 30 consecutive trading days during the 90 day period immediately preceding the date of the notice of redemption is at least 150% of the then effective conversion price and the market price of a share of the common stock on the redemption date is also at least 150% of the then effective conversion price. All outstanding shares of the Preferred Stock, including the shares of Preferred Stock issued as in-kind dividends, are subject to mandatory redemption on April 11, 2010.

Proceeds to the Company, net of commissions and other transaction costs, were approximately $194,000. The Company incurred $6,240 in expenses related to the issuance of the Preferred Stock. The carrying amount of the Preferred Stock will be accreted to its redemption amount over its life. As of December 31, 2006 and 2005, the unaccreted redemption amount was of $2,468 and $3,130, respectively.

In connection with the Mergers and pursuant to the US LEC preferred stock repurchase agreement entered into with the holders of the Preferred Stock in the third quarter 2006, all of the issued and outstanding shares of Preferred Stock, including accrued and unpaid dividends on these shares, were repurchased by US LEC for cash at a purchase price that reflected a $30,000 discount from the liquidation value of these shares at the effective time of the Mergers. The liquidation value equaled the sum of the stated value of these shares plus all accrued and unpaid dividends through the closing date of the Mergers. The liquidation value was approximately $301,000 and the total purchase price was approximately $271,000.

Effective upon the closing of the repurchase of the Preferred Stock, all agreements among US LEC and the US LEC preferred stockholders or among US LEC, the US LEC preferred stockholders and the former US LEC Class B stockholders, in each case entered into as of April 11, 2000, and in each case, as amended and in effect as of the date of the Merger Agreement, terminated and became null and void.

7.	COMMITMENTS AND CONTINGENCIES

The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996 (“Telecom Act”) and the distress of many carriers in the wake of the downturn in the telecommunications industry have involved numerous industry participants, including the Company, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues important to the financial and operational success of the Company. These issues include the interpretation and enforcement of existing interconnection agreements, the terms of new interconnection agreements the Company may enter into, operating performance obligations, inter-carrier compensation, access rates applicable to different categories of traffic, including traffic originating from or terminating to cellular or wireless users, the jurisdiction of traffic for inter-carrier compensation purposes, the services and facilities available to the Company, the price the Company will pay for those services and facilities and the regulatory treatment of new technologies and services. The Company anticipates that it will continue to be involved in various disputes, lawsuits, arbitrations and proceedings over these and other material issues. The Company anticipates also that further legislative and regulatory rulemaking will occur—on the federal and state level—as the industry deregulates and as the Company enters new markets or offers new products. Rulings adverse to the Company, adverse legislation, new regulations or changes in governmental policy on issues material to the Company could have a material adverse effect on the Company’s financial condition or results of its operations. Revenue recognized and amounts recorded as allowances for doubtful accounts in the accompanying financial statements have been determined considering the impact, if any, of the items described below. Currently, the Company is involved in several legal and regulatory proceedings including the following, which, if resolved unfavorably to the Company, could have a material adverse effect on the Company’s results of operations, cash flow and financial position.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Proposed Reduction and Unification of Rates for Access, Local and ISP-bound Traffic.—On July 24, 2006, the National Association of Regulatory Commissioners’ Task Force on Intercarrier Compensation filed a comprehensive proposal in the FCC open proceeding on intercarrier compensation that provides a plan to reduce and unify interstate and intrastate, originating and terminating, intercarrier compensation—both access charges and reciprocal compensation, the so-called “Missoula Plan.” The FCC placed the Missoula Plan on public notice for comment, and the pleading cycle ended on February 1, 2007. Under the Missoula Plan, the rates of the Regional Bell Operating Companies (“RBOCs”), non-rural ILECs, Commerical Mobile Radio Service (“CMRS” or cellular) providers, and CLECs like US LEC (“Track I Carriers”), rates for terminating interstate and intrastate access and reciprocal compensation traffic (including ISP-bound and VoIP traffic) would be unified in the third year of the Plan at $.0007 per minute, which is a significant reduction to the access and reciprocal compensation (non ISP-bound traffic) currently charged and collected by the Company. Originating interstate and intrastate access rates would also be reduced under the Plan. In addition, the interconnection architecture of the Company may be revised under the Plan, which likely would have an impact on its cost of interconnection facilities with other carriers. The Company cannot predict the outcome of this proceeding, but if the FCC were to adopt the Missoula Plan for all traffic or otherwise change its rules on intercarrier compensation, it could have an adverse impact on the Company’s ability to bill carriers for reciprocal compensation (including compensation for ISP-bound traffic) and access charges and could have a material adverse effect on US LEC’s results of operations, cash flow and financial position. The Company does not expect the Plan, if it is adopted without any modifications, to become effective any earlier than mid-2007.

Access Revenues—On April 27, 2001, the Federal Communications Commission (“FCC”) released its Seventh Report and Order and Further Notice of Proposed Rulemaking (the “Seventh Report and Order”) in which it established a benchmark rate at which a CLECs’ interstate access charges would be presumed to be reasonable and which CLECs could impose on IXCs. Several requests for reconsideration were filed addressing various aspects of the Seventh Report and Order. The FCC resolved those requests in the Eighth Report and Order and Fifth Order on Reconsideration released on May 18, 2004 (“Eighth Report and Order”) in ways that, except as further noted, do not affect the Company. In the Eighth Report and Order, the FCC announced a prospective rule that confirmed a CLEC’s right to bill for calls from other than its own end users as long as it bills only for the components of the access service that it provides. Addressing prior billings for wireless traffic as requested in the Company’s Petition, the FCC made it clear that it had not been unreasonable for a CLEC to bill an IXC at the benchmark rates provided that the CLEC’s charges were otherwise in compliance with and supported by its tariff, and the wireless carrier had not separately billed the IXC for those services.

The Seventh Report and Order provides some certainty as to the Company’s right to bill IXCs for interstate access at rates at or below the FCC-set benchmark rate even though, up until July 24, 2004, those rates might have been above those tariffed by the ILECs. Notwithstanding the apparent certainty created by the Seventh Report and Order, its effect on the Company continues to depend on how it is interpreted and enforced. Carrier access revenue, including revenue for traffic originating from wireless carriers’ end users, accounted for approximately 9% of the Company’s revenue for the year ended December 31, 2005 and approximately 6% for the year ended December 31, 2006. If the Seventh Report and Order and/or the Eighth Report and Order are interpreted or enforced in a manner adverse to us, such result could have a material adverse effect on the Company.

The FCC has an open proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable by means of access charges and at what rates, and is considering adoption of the recently filed Missoula plan discussed above in the Proposed Reduction and Unification of Rates for Access, Local and ISP-bound traffic. If the Missoula Plan were to be adopted, or the

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

FCC were to otherwise change its policy concerning the ability of CLECs to recover access charges, the ability of the Company to bill and recover access charges could be adversely affected and could result in a material adverse impact on the Company.

Notwithstanding the prospective nature of the Eighth Report and Order, several IXCs continued to dispute interstate and intrastate access charges that the Company billed them for wireless traffic, with some electing to withhold current payments, in whole or in part, pending resolution of their disputes. Litigation with Qwest, MCI and a similar dispute with Sprint that existed as of December 31, 2005 were resolved by agreement of the parties in 2006. The settlements resulted in a cash receipt by the Company of approximately $9,000 in the first quarter of 2006 and a cash payment by the Company of $3,000 in 2006. Going forward, the Company expects to receive payments from these carriers on a timely basis with no further disputes on the settled issues. The Company took a one-time, non-recurring, non-cash charge of approximately $23,300 in the fourth quarter of 2005 after taking into account prior reserves and the impact of these settlements.

In light of the general conditions prevailing in the telecommunications industry, there is a risk of further delinquencies, nonpayment or bankruptcies by other telecommunications carriers that owe outstanding amounts derived from access and facility revenues we have billed. Such events, in the aggregate, could have a material adverse effect on the Company’s performance in future periods. We are unable to predict such events at this time.

The regulatory treatment of VoIP also could affect the Company’s ability to collect access charges, especially to the extent that in the future VoIP becomes a more significant voice service technology in the telephone network. In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of VoIP service as either a telecommunications service or an information service is not clear, although a report issued by the FCC in 1998 suggests that some forms of VoIP may constitute “telecommunications services.” Additionally, in a recent order, the FCC determined, on an interim basis, that interconnected VoIP providers would be required to contribute to the Universal Service Fund similar to other telecommunication service providers. Long distance telecommunications services that originate or terminate on the traditional telephone network are subject to access charges. The FCC is additionally considering a number of separate petitions filed by ILECs and others specifically concerning whether VoIP is subject to access charges. Our ability to collect access charges could be materially affected if the FCC determines that VoIP or some types of VoIP should not be subject to access charges to the extent any traffic upon which the Company currently, or could potentially in the future, impose access charges is VoIP. Our obligation to pay other carriers access charges for VoIP services that we provide could also be affected by the FCC’s consideration of VoIP regulatory issues. We cannot predict the outcome of the FCC’s VoIP proceedings; however, if the FCC were to adopt the Missoula Plan (discussed above), VoIP traffic would be treated in the same manner as telecommunications traffic and be subject to either access charges or reciprocal compensation based on comparing the calling party’s telephone number to the called party’s telephone number to determine if the telephone numbers are assigned to the same local calling area or are either intrastate interexchange or interstate traffic.

Reciprocal Compensation—On April 27, 2001, the FCC released an Order on Remand and Report and Order (the “Remand Order”) addressing inter-carrier compensation for traffic terminated to ISPs. The interpretation and enforcement of the Remand Order has been, and will likely continue to be, an important factor in the Company’s efforts to collect reciprocal compensation for ISP-bound traffic. In the Remand Order, the FCC addressed a number of important issues, including the rules under which carriers are to compensate each other for traffic terminated to ISPs and the rates applicable for ISP-bound traffic as well as traffic bound to other customers.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

While the Remand Order provides greater certainty about the Company’s right to bill for traffic terminated to ISPs, the effect of the Remand Order on the Company will depend on how it is interpreted and enforced. In particular, there are uncertainties as to whether the limitations on growth of ISP traffic in the Remand Order, which was subsequently removed, will survive legal challenge.

On May 3, 2002, the D.C. Circuit rejected the FCC’s legal analysis in the Remand Order and remanded the order to the FCC for further review (the “Second Remand”), but the D.C. Circuit did not vacate the Remand Order. As such, the ISP compensation structure established by the FCC in the Remand Order remains in effect. It remains unclear whether, how or when the FCC will respond to the Second Remand, and how the Remand Order will be interpreted in light of the Second Remand.

On October 8, 2004, the FCC adopted an order in response to a July 2003 Petition for Forbearance filed by Core Communications (“Core Petition”) asking the FCC to forbear from enforcing the rate caps, growth caps, new market rules and mirroring rules of the Remand Order. The FCC granted the Core Petition with respect to growth caps and the new markets rule, but denied the Petition as to the rate caps and mirroring rules (“Core Order”). In a decision dated June 30, 2006, the D.C. Circuit upheld the FCC’s grant of forbearance on enforcement of the growth caps and new market rules of the Remand Order and the FCC’s denial of forbearance on enforcement of the rate caps and mirroring rules of the Remand Order. The Court’s decision allows the Company to continue to collect intercarrier compensation for ISP-bound traffic in new markets and without regard to growth caps, if permitted pursuant to the terms of its interconnection agreements.

If the Remand Order or the Second Remand or the Core Order were to be interpreted in a manner adverse to the Company on all or any of the issues, or if the Remand Order is modified as a result of the Second Remand or other pending or new legal challenges, it could have a material adverse effect on the Company’s ability to collect intercarrier compensation for ISP-bound traffic.

The FCC has an open proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable and at what rates, including compensation for traffic to ISPs, so it remains unclear at this time whether or how the Remand Order or the Core Order will be interpreted and enforced. Although reciprocal compensation accounted for only 2% of the Company’s revenue for the year ended December 31, 2006, if the FCC were to adopt the Missoula Plan (discussed above) for all traffic, and if such changes were approved by the courts, it could have an adverse impact on the Company’s ability to bill carriers for reciprocal compensation and access charges. The FCC’s resolution of the regulatory status of VoIP could affect the Company’s ability to participate in receipt or payment of reciprocal compensation for VoIP calls. The Company cannot predict the FCC’s resolution of its consideration of VoIP regulatory issues or decision in the intercarrier compensation proceeding.

Forbearance Petitions.—In a Petition for Forbearance filed with the FCC on December 20, 2004, Verizon asked the FCC to forbear Title II regulations of standalone broadband services, such as ATM, Frame Relay and similar packet-switched services. Under Section 10 of the Act, if the FCC fails to act upon a petition for forbearance within the statutory period, the petition is deemed granted. March 19, 2006 was the date on which the petition was required to be acted upon, or it would be deemed granted. On March 20, 2006, the FCC issued a Public Notice in which it announced that no action was taken on the Verizon petition and it was deemed granted. With the grant of forbearance, the services affected by the grant are no longer required to be offered under the terms, conditions and rates set forth in the tariffs on file with the FCC nor would the Title II sections of the Act that require Verizon to offer these service at just and reasonable rates and in a non-discriminatory manner be applied to the offering of these services. The Company purchases certain of the affected services from Verizon

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

and is in discussions with Verizon as to the impact on the current terms, conditions and rates on these services due to the grant of the petition. AT&T, BellSouth, Qwest and Sprint have filed similar petitions for forbearance, with AT&T asking that the FCC take action on its petition within 60 days rather than waiting the statutory period available to the FCC. The FCC quickly placed all these petitions on public notice for comment and the pleading cycle ended on August 31, 2006, but the FCC has not yet taken action on the petitions. The Company cannot predict the impact, if any, the grant of these petitions and similar ones will have on the Company’s network expenses; however, if the rates, terms and conditions associated with the current service subject to the petition are negotiated adverse to the Company, it could have a material adverse effect on the Company.

On or about September 6, 2006, Verizon filed six petitions for forbearance—each petition identified a different Metropolitan Statistical Area (“MSA”)—in which Verizon seeks similar regulatory relief as granted by the FCC to Qwest in the Omaha Forbearance Order, 20 FCC Rcd 19415 (2005) (“Qwest Order”). In the Qwest Order, the FCC granted Qwest forbearance from the obligation to provide unbundled loops and dedicated transport pursuant to 251(c)(3) in those portions of the Omaha MSA where a facilities-based competitor (Cox Cable) had substantially built out its network. In addition, the FCC also decided to forbear from applying certain dominant carrier regulation to Qwest’s provision of mass market switched access and broadband services in Qwest’s service territory. Of the six MSAs subject to the petitions, US LEC provides local exchange services in four of them—Virginia Beach MSA; Pittsburgh MSA; Philadelphia MSA; and, New York MSA. The other two MSAs are Boston MSA and Providence MSA. The FCC has established a pleading cycle ending April 18, 2007. In addition, several competitive LECs have filed motions in the proceeding which have also been placed on public notice for comment. The pleading cycle has ended, and the FCC has taken no actions on these motions. Grant of the petitions could have an adverse affect on the Company’s ability to obtain unbundled loops and transport in the applicable MSAs, and may result in BellSouth, Sprint and other ILECs filing similar petitions as well as Verizon targeting other MSAs in which the Company provides service.

Legislation—Periodically, legislation has been introduced in Congress to alter or amend the Telecom Act, which opened local telephone markets for competition and outlines many of the ground rules pursuant to which ILECs and CLECs operate with respect to each other. Additional efforts are underway to alter, amend or re-write the Telecom Act, with bills having been introduced in both the House and Senate that are aimed at further relaxing the regulation of ILECs and at creating new frameworks to govern the provision of so-called broadband services. The Company cannot predict whether or when any particular piece of legislation will become law or how the Telecom Act might be modified. The passage of legislation amending the Telecom Act could have a material adverse effect on the Company’s future operations and its future financial results.

Similarly, some ILECs have introduced legislation in various state legislatures aimed at minimizing or eliminating entirely the extent to which those ILECs are regulated by state PUCs. The Company anticipates that additional efforts will be made in the state legislatures to alter or amend the oversight of ILECs and ILEC services in those states. The Company cannot predict whether any particular piece of legislation will become law and how it will impact the provision of telecommunications in a particular state. The passage of legislation altering PUCs’ jurisdiction over ILECs in any number of states could have a material adverse effect on the Company’s future operations and its future financial results.

Interconnection Agreements with ILECs—The Company has agreements for the interconnection of its networks with the networks of the ILECs covering each market in which US LEC has installed a switching platform. US LEC may be required to negotiate new interconnection agreements as it enters new markets in the future. In addition, as its existing interconnection agreements expire, it will be required to negotiate extension or replacement agreements. The Company concluded interconnection arbitrations with Verizon in 2002 in order to

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

obtain new interconnection agreements on terms acceptable to the Company. The Company has filed new agreements in several Verizon states based on the decisions of the PUCs in those states. In February 2004, Verizon filed petitions with several state commissions asking those commissions to arbitrate the terms of an amendment to its interconnection agreements addressing the triennial review order (“TRO”), and subsequently amended the petitions asking those commissions to address the terms of the Triennial Review Remand Order (“TRRO”) in the arbitrations as well. Verizon has asked each commission to consolidate arbitrations against a number of CLECs and CMRS carriers, including US LEC. The Company has received a decision in each of TRRO arbitration cases in the proceedings in which it actively participated, has executed one amendment and filed it with the DC commission, filed briefs in two states to have the applicable commission determine the final language of a conforming amendment with Verizon and is awaiting a decision of one commission on a petition for reconsideration filed by Verizon. There can be no assurance that the Company will successfully negotiate, successfully arbitrate or otherwise obtain such additional agreements or amendments for interconnection with the ILECs or renewals of existing interconnection agreements on terms and conditions acceptable to the Company.

Interconnection with Other Carriers—The Company anticipates that as its interconnections with various carriers increase, the issue of seeking compensation for the termination or origination of traffic whether by reciprocal arrangements, access charges or other charges will become increasingly complex. The Company does not anticipate that it will be cost effective to negotiate agreements with every carrier with which the Company exchanges originating and/or terminating traffic. The Company will make a case-by-case analysis of the cost effectiveness of committing resources to these interconnection agreements or otherwise billing and paying such carriers. The Missoula Plan, if adopted, will facilitate carriers obtaining interim interconnection arrangement with other carriers to enable the requesting carrier to bill the other carrier for intercarrier compensation, which may have an adverse affect on the Company’s cost of services.

Other Litigation—We are involved, and expect to continue to be involved, in other proceedings arising out of the conduct of the Company’s business, including litigation with other carriers, employment related lawsuits and regulatory proceedings. The results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters, including the matters specifically discussed above, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and business prospects.

8.	INCOME TAXES

The reconciliation of the statutory federal income tax rate to the Company’s federal and state overall effective income tax rate is as follows:

	2006	2005	2004
Statutory federal rate	(35.00)%	(35.00)%	(35.00)%
State income taxes	—	—	—
Change in valuation allowance	35.28	34.99	35.27
Miscellaneous	(0.28)	0.01	(0.27)

Effective tax rate	0%	0%	0%

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:
Net operating loss carryforward	$139,361	$134,597
Accrued expenses	739	3,395

Deferred tax assets	140,100	137,992
Less: Valuation Allowance	(117,067)	(108,995)

Total deferred tax assets	23,033	28,997
Deferred tax liabilities:
Net deferred revenues	1,504	1,549
Depreciation and amortization	18,822	24,721
Capitalized salaries and interest	2,707	2,727

Total deferred tax liabilities	23,033	28,997

Net Deferred Taxes	$—	$—

For the years ended December 31, 2006 and 2005, a valuation allowance has been provided against the net deferred tax assets since management cannot conclude, based on the weight of available evidence, that it is more likely than not that such assets will be ultimately realized. The Company has recorded a current deferred tax liability and a non-current deferred tax asset (included in other assets), both in the amount of $1,644.

At December 31, 2006, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $328,018. Such losses begin to expire for federal and state purposes in 2017 and 2012, respectively.

9.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) savings plan under which employees can contribute up to 15% of their annual salary. For 2006, 2005, and 2004, respectively, the Company made matching contributions to the plan totaling $1,334, $1,264 and $527 based on 50% of the first 6% of an employee’s compensation in 2006 and 2005, and 25% of the first 6% of an employee’s contribution to the plan in 2004.

10.	STOCKHOLDERS’ DEFICIENCY

Common Stock—The holders of US LEC’s common stock are entitled to one vote per share in the election of the members of the Board of Directors.

Employee Stock Purchase Plan—In May 2000, the Company’s shareholders approved and the Company adopted the Employee Stock Purchase Plan (the “ESPP”). The ESPP provides for specified offering periods (initially the period from the effective date to December 31, 2000 and thereafter, the six month periods between January and June and July and December of each respective year) during which an eligible employee is permitted to accumulate payroll deductions in a plan account for the purchase of shares of US LEC’s common stock. Substantially all employees may elect to participate in the ESPP by authorizing payroll deductions in an amount

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

not exceeding ten percent (10%) of their compensation payable during the offering period, and not more than $25 annually. The purchase price per share will be the lower of 85% of the market value of a share as of the first day of each offering period or 85% of the market value of a share as of the last day of each offering period. The ESPP was amended in May 2005 to increase the number of shares issuable under the ESPP by 1,000. The Company is presently authorized to issue 3,000 shares of common stock under the amended ESPP of which 75 were available for issuance as of December 31, 2006. The Company issued share amounts of 151, 276, 247 and 211 shares at a purchase price of approximately $2.77, $1.45 $1.45 and $2.06 per share, respectively, which represents a 15% discount to the closing price on December 31, 2006, June 30, 2006, December 31, 2005 and June 30, 2005, respectively.

Stock Option Plan —In January 1998, the Company adopted the US LEC Corp. 1998 Omnibus Stock Plan (the “Plan”). The Plan was amended in May 2005 to increase the number of shares issuable under the Plan by 2,000. Under the amended Plan, 7,000 shares of US LEC’s common stock have been reserved for issuance for stock options, stock appreciation rights, restricted stock, performance awards or other stock-based awards of which 1,185 were available for grant at December 31, 2006. Options granted under the Plan are at exercise prices determined by the Board of Directors or its Compensation Committee. For incentive stock options, the option price may not be less than the market value of the common stock on the date of grant (110% of market value for greater than 10% stockholders).

A summary of the option and warrant activity is as follows:

	Options			Warrants
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value at Date of Grant	Number of Warrants	Weighted Average Exercise Price Per Warrant
Balance at December 31, 2003	4,602	$4.05		3,496	$2.01

Granted at fair market value	509	$4.27	$2.85	—	—
Exercised	(89)	$3.33		(184)	$1.90
Forfeited or canceled	(274)	$4.01		—	—

Balance at December 31, 2004	4,748	$4.09		3,312	$2.01

Granted at fair market value	522	$2.32	$1.57	—	—
Exercised	(9)	$2.43		—	$—
Forfeited or canceled	(358)	$4.19		—	—

Balance at December 31, 2005	4,903	$3.90		3,312	$2.01

Granted at fair market value	4,903	$2.20	$0.52	—	—
Exercised	(1,312)	$2.61		(1,046)	$2.02
Forfeited or canceled	(4,130)	$3.94		—	—

Balance at December 31, 2006	4,364	$2.34		2,266	$2.01

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

A summary of the range of exercise prices and weighted average remaining lives for options and warrants outstanding and exercisable at December 31, 2006 is as follows:

	Options Outstanding
	Range of Exercise Price	Number of Options Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number of Options Exercisable	Weighted Avg. Exercise Price
Options granted at fair market value:
	$1.74 - 2.06	86	7.3 years	$1.96	36	$1.98
	2.08 - 2.08	2,918	7.2 years	2.08	1,236	2.08
	2.12 - 2.14	338	8.9 years	2.12	—	—
	2.20 - 2.34	306	8.5 years	2.34	76	2.34
	2.40 - 3.00	461	7.8 years	2.99	16	3.00
	3.01 - 3.98	154	7.9 years	3.27	48	3.37
	4.05 - 27.69	101	6.1 years	6.37	82	6.53

Total options outstanding at December 31, 2006	$1.74 - $27.69	4,364	7.5 years	$2.34	1,494	$2.39

	Warrants Outstanding
	Range of Exercise Price	Number of Warrants Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price
Warrants granted at	6.21	26	1.9 years	$6.21
fair market value	2.06	895	2.8 years	2.06

		921	2.8 years	2.18
Warrants granted at less than fair market value	1.90	1,345	2.8 years	1.90

Total warrants outstanding at December 31, 2006	$1.90 - $6.21	2,266	2.8 years	$2.01

In February 2006, the Company announced a voluntary stock option exchange offer for current employees and eligible directors that were holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). The 2006 Exchange Offer expired on March 27, 2006. Options covering a total of 4,321 shares were eligible for exchange in the 2006 Exchange Offer. Immediately following the expiration of the 2006 Exchange Offer, the Company accepted for exchange eligible options tendered to it for 3,721 shares of US LEC common stock and canceled all of these eligible options. New options covering 3,721 shares were granted with an exercise price of $2.08 per share, the average closing price per share of US LEC’s common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options were granted. Stock-based compensation expense year ended December 31, 2006 relating to stock options as calculated using SFAS No. 123R includes the impact of the 2006 Exchange Offer.

The Company recognizes compensation expense on a straight-line basis over the optionee’s vesting period. Total stock-based compensation expense related to stock options for the year ended December 31, 2006 was $1,895.

The Company extended the term of a fully vested employee warrant which produced incremental compensation expense for the year ended December 31, 2006 of $52.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

As of December 31, 2006 there was $2,332 of unrecognized compensation expense related to non-vested option awards that is expected to be recognized over a weighted average period of 2.3 years.

The total number of options that vested not related to the 2006 Exchange Offer during the year ended December 31, 2006 was 213 with a total fair value of $453. The weighted average grant date fair value of stock options granted not related to the 2006 Exchange Offer during the years ended December 31, 2006 and 2005 were $1.98 and $1.58, respectively. The weighted average grant date fair value of stock options granted related to the 2006 Exchange Offer during the year ended December 31, 2006 pre-modification and post-modification was $1.45 per share and $1.52 per share, respectively.

The fair value of each option grant was determined using the Black-Scholes option pricing model with the following assumptions:

	Years Ended
Black-Scholes Option Valuation Assumptions(1)	December 31, 2006	December 31, 2005
Risk-free interest rate(2)	4.28% - 5.21%	3.72% - 4.35%
Expected term (years)(3)	5.00 - 6.25	5.20 - 5.30
Volatility(4)	71.5% - 91.4%	80.0%
Dividend yield(5)	0%	0%

(1)	Forfeitures are estimated and based on historical experience.
(2)	Based on interpolation between Treasury Constant Maturity rates with maturities corresponding to the expected term of our stock options.
(3)	Represents the period of time that options granted are expected to be outstanding using the SAB 107 simplified method.
(4)	Expected stock price volatility is based on historical experience.
(5)	Assumes no dividend yield.

The Company estimated the fair value of grants under its Employee Stock Purchase Plan (the “ESPP”) for the year ended December 31, 2006 using the Black-Scholes model assuming no dividend yield, volatility of 76.0%, an average risk-free interest rate of 5.11%, and an expected life of 0.5 years. The stock-based compensation expense related to the Company’s ESPP for the year ended December 31, 2006 was $331.

11.	LOSS PER SHARE

Loss per common and common equivalent share are based on net loss, after consideration of preferred stock dividends, and accretion of preferred stock issuance cost divided by the weighted average number of common shares outstanding during the period. For all periods presented all common stock equivalents comprised of options and warrants disclosed in Note 10 above, are considered anti-dilutive and are therefore excluded from the calculation of the diluted loss per share.

US LEC Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2005 and 2004

(In Thousands, Except Per Share Data)

12.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the Company’s results of operations as presented in the consolidated statements of operations by quarter for 2006 and 2005.

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006(1)	December 31, 2006(1)
Revenue	$102,797	$106,683	$105,420	$109,301
Network Expenses	50,250	53,149	53,818	54,923
Depreciation and Amortization	12,194	12,172	12,303	11,987
Selling, General and Administrative	38,519	39,618	43,177	39,793

Income (Loss) from Operations	1,834	1,744	(3,878)	2,598
Net Interest Expense	(4,545)	(4,867)	(4,800)	(4,753)

Net Loss	(2,711)	(3,123)	(8,678)	(2,155)
Preferred Stock Dividends	4,218	4,281	4,345	4,409
Accretion of Preferred Stock Issuance Cost	162	164	167	169

Net Loss Attributable to Common Stockholders	$(7,091)	$(7,568)	$(13,190)	$(6,733)

Net Loss Attributable to Common Stockholders per Share:
Basic and Diluted	$(0.23)	$(0.25)	$(0.42)	$(0.21)

Weighted Average Share Outstanding:
Basic and Diluted	30,751	30,792	31,343	32,442

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005(2)
Revenue	$93,516	$95,343	$98,824	$100,055
Network Expenses	45,784	46,597	47,680	46,863
Depreciation and Amortization	12,931	12,638	12,684	12,415
Selling, General and Administrative	35,868	36,590	37,560	38,884
Charge Related to Carrier Access Disputes(1)	—	—	—	23,292

Income (Loss) from Operations	(1,067)	(482)	900	(21,399)
Other Income	—	—	202	—
Net Interest Expense	(3,712)	(4,279)	(4,228)	(4,583)

Net Loss	(4,779)	(4,761)	(3,126)	(25,982)
Preferred Stock Dividends	3,974	4,033	4,094	4,155
Accretion of Preferred Stock Issuance Cost	152	155	157	159

Net Loss Attributable to Common Stockholders	$(8,905)	$(8,949)	$(7,377)	$(30,296)

Net Loss Attributable to Common Stockholders per Share:
Basic and Diluted	$(0.29)	$(0.30)	$(0.24)	$(0.99)

Weighted Average Share Outstanding:
Basic and Diluted	30,255	30,295	30,504	30,507

(1)	The quarters ended September 30, 2006 and December 31, 2006 include merger related expenses of approximately $5,070 and $2,106, respectively.
(2)	The quarter ended December 31, 2005 Loss from Operations includes the impact of carrier access disputes settlements as discussed in Note 7.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

McLeodUSA Incorporated and Subsidiaries

Hiawatha, Iowa

We have audited the accompanying consolidated balance sheets of McLeodUSA Incorporated and Subsidiaries as of December 31, 2006 (Reorganized McLeodUSA) and December 31, 2005 (Predecessor McLeodUSA), and the related consolidated statements of operations and other comprehensive income, stockholders’ equity and cash flows for the periods from January 1, 2006 to December 31, 2006 (Reorganized McLeodUSA period), for the portion of January 1, 2006, related to the Predecessor’s reorganization gain (Predecessor McLeodUSA period), and for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Reorganized McLeodUSA consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of McLeodUSA Incorporated and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the Reorganized McLeodUSA period in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the Predecessor McLeodUSA consolidated financial statements referred to above present fairly, in all material respects, the financial position of McLeodUSA Incorporated and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the portion of January 1, 2006, related to the Predecessor’s reorganization gain and for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 1 to the consolidated financial statements, effective January 6, 2006 the Company emerged from Bankruptcy pursuant to a plan of reorganization confirmed by the Bankruptcy Court on December 16, 2005. In accordance with American Institute of Certified Public Accountants’ Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, the Company adopted fresh start accounting whereby its assets, liabilities and new capital structure were adjusted to reflect estimated fair value as of January 1, 2006. As a result the consolidated financial statements of Reorganized McLeodUSA are presented on a different basis than those of Predecessor McLeodUSA and, therefore, are not comparable in all respects.

As discussed in Note 1 to the accompanying consolidated financial statements, effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment.

/s/ McGLADREY & PULLEN, LLP

Cedar Rapids, Iowa
March 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

McLeodUSA Incorporated

Cedar Rapids, Iowa

We have audited the accompanying consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2004 of McLeodUSA Incorporated and subsidiaries (the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of the Company present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended December 31, 2004 have been prepared assuming that the Company will continue as a going concern. The Company’s recurring losses from operations, negative net cash flows, and net stockholders’ capital deficiency raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 25, 2005

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	December 31, 2005	December 31, 2006

ASSETS
Current assets
Cash and cash equivalents	$20.0	$64.8
Restricted cash	43.4	10.6
Short-term investments	—	—
Trade receivables, net	40.7	32.1
Prepaid expenses and other	13.8	10.8
Assets held for sale	—	19.6

Total current assets	117.9	137.9
Property and equipment
Land and buildings	24.0	11.2
Communications networks	966.1	286.3
Furniture, fixtures and equipment	159.4	44.5
Networks in progress	21.6	10.7

Total property and equipment	1,171.1	352.7
Less accumulated depreciation	824.7	46.4

Net property and equipment	346.4	306.3
Intangibles and other assets
Goodwill	—	—
Intangibles, net	18.4	26.7
Other	3.5	8.1

Total intangibles and other assets	21.9	34.8

TOTAL ASSETS	$486.2	$479.0

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	December 31, 2005	December 31, 2006

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Liabilities subject to compromise	$728.1	$—
Current maturities of long-term debt	100.0	—
Accounts payable	33.7	35.6
Accrued payroll and payroll related expenses	13.7	13.2
Other accrued liabilities	57.6	48.8
Deferred revenue, current portion	9.4	8.7
Liabilities related to assets held for sale	—	1.6

Total current liabilities	942.5	107.9
Long-term liabilities
Long-term debt, less current maturities	—	120.0
Deferred revenue, less current portion	18.6	19.8
Other long-term liabilities	31.3	14.2

Total liabilities	992.4	261.9
Redeemable convertible preferred stock
McLeodUSA Preferred Series A, redeemable, convertible, $0.01 par value; 10,000,000 authorized and issued; 2,265,864 outstanding at December 31, 2005	42.4	—
Stockholders’ equity (deficit)
McLeodUSA Common, Class A $0.01 par value; 1,886,249,986 authorized, 201,972,902 issued and outstanding at December 31, 2005	2.0	—
McLeodUSA Common, Class B $0.01 par value; 78,203,135 authorized, issued and outstanding at December 31, 2005	0.8	—
McLeodUSA Common, Class C $0.01 par value; 35,546,879 authorized, issued and outstanding at December 31, 2005	0.3	—
McLeodUSA Preferred Series B, $0.01 par value; 10 authorized, issued and outstanding at December 31, 2005	—	—
McLeodUSA Warrants	22.6	—
Reorganized McLeodUSA Common, Class A $0.01 par value; 37,500,000 authorized, 30,750,000 issued and outstanding at December 31, 2006	—	0.3
Additional paid-in capital	1,082.1	245.0
Accumulated deficit	(1,656.4)	(28.3)
Accumulated other comprehensive income	—	0.1

Total stockholders’ equity (deficit)	(548.6)	217.1

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$486.2	$479.0

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

(In millions, except per share data)

	Predecessor McLeodUSA			Reorganized McLeodUSA
	Year Ended December 31,		One Day January 1, 2006	Year Ended December 31, 2006
	2004	2005

Revenue	$716.2	$635.0	$—	$544.7
Operating expenses:
Cost of service (exclusive of depreciation and a mortization expense shown separately below)	393.8	362.1	—	315.8
Selling, general and administrative	268.4	217.4	—	181.7
Depreciation and amortization	356.8	212.9	—	60.1
Impairment charge	263.1	277.8	—	—
Reorganization items, net	—	20.2	(18.5)	—
Restructuring charges (adjustment)	(0.2)	23.9	—	2.4

Total operating expenses	1,281.9	1,114.3	(18.5)	560.0

Operating (loss) income	(565.7)	(479.3)	18.5	(15.3)

Nonoperating (expense) income:
Interest expense, net of amounts capitalized (including related party interest expense of $4.9 million during 2006)	(48.2)	(65.3)	—	(12.7)
Other income (expense)	(10.6)	9.8	—	(0.3)
Gain on cancellation of debt	—	—	728.1	—

Total nonoperating (expense) income	(58.8)	(55.5)	728.1	(13.0)

Net (loss) income	(624.5)	(534.8)	746.6	(28.3)
Preferred stock dividend	(2.9)	(1.3)	—	—

Net (loss) income applicable to common shares	(627.4)	(536.1)	746.6	(28.3)

Basic and diluted (loss) income per common share	$(2.12)	$(1.71)	$2.36	$(0.94)

Weighted average shares outstanding	296.2	313.2	315.7	30.0

Other comprehensive income:
Unrealized holding gains arising during the period	$—	$—	$—	$0.1
Less: reclassification adjustment for gains included in net income	—	—	—	—

Total Other Comprehensive Income	$—	$—	$—	$0.1

Comprehensive (loss) income	$(624.5)	$(534.8)	$746.6	$(28.2)

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In millions)

	Common Stock			Preferred Series B	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
Predecessor McLeodUSA	Class A	Class B	Class C
Balance December 31, 2003	$1.8	$0.8	$0.3	$—	$22.6	$993.3	$(497.1)	$521.7
Net loss	—	—	—	—	—	—	(624.5)	(624.5)
Stock based compensation	—	—	—	—	—	0.3	—	0.3
Preferred stock conversions	0.1	—	—	—	—	58.5	—	58.6
Preferred stock dividends	—	—	—	—	—	(2.9)	—	(2.9)

Balance December 31, 2004	$1.9	$0.8	$0.3	$—	$22.6	$1,049.2	$(1,121.6)	$(46.8)
Net loss	—	—	—	—	—	—	(534.8)	(534.8)
Preferred stock conversions	0.1	—	—	—	—	34.2	—	34.3
Preferred stock dividends	—	—	—	—	—	(1.3)	—	(1.3)

Balance December 31, 2005	$2.0	$0.8	$0.3	$—	$22.6	$1,082.1	$(1,656.4)	$(548.6)
Reorganization Adjustments	(2.0)	(0.8)	(0.3)	—	(22.6)	(1,082.1)	1,656.4	548.6

Balance January 1, 2006	$—	$—	$—	$—	$—	$—	$—	$—

Reorganized McLeodUSA	Class A Common Stock	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income	Total
Balance January 1, 2006	$—	$—	$—	$—	$—
Issuance of equity of Reorganized McLeodUSA	0.3	240.1	—	—	240.4
Net loss	—	—	(28.3)	—	(28.3)
Unrealized holding gains	—	—	—	0.1	0.1
Stock compensation expense	—	4.9	—	—	4.9

Balance December 31, 2006	$0.3	$245.0	$(28.3)	$0.1	$217.1

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Predecessor McLeodUSA			Reorganized McLeodUSA
	Year Ended December 31,		One Day Jan 1, 2006	Year Ended December 31, 2006
	2004	2005

Cash Flow from Operating Activities
Net (loss) income	$(624.5)	$(534.8)	$746.6	$(28.3)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	298.6	158.5	—	51.9
Amortization	58.2	54.4	—	8.2
Amortization of deferred financing fees	4.2	4.7	—	0.5
Accretion of interest	3.6	3.8	—	1.4
(Gain) loss on sale of assets	12.2	(9.3)	—	(0.4)
Gain on cancellation of debt	—	—	(728.1)	—
Non-cash reorganization items	—	13.8	(18.5)	—
Non-cash restructuring adjustment	(0.2)	—	—	—
Impairment charge	263.1	277.8	—	—
Stock compensation expense	—	—	—	4.9
Changes in assets and liabilities:
Trade receivables	9.0	16.8	—	7.9
Prepaid expenses and other	7.3	4.0	—	5.3
Accounts payable and accrued expenses	(16.6)	20.5	—	(6.8)
Deferred revenue	1.8	4.2	—	1.1

Net cash provided by operating activities	16.7	14.4	—	45.7

Cash Flows from Investing Activities
Purchase of property and equipment	(49.4)	(35.9)	—	(31.9)
Deferred line installation costs	(28.8)	(26.3)	—	(17.0)
Proceeds from sale of assets	24.8	61.2	—	2.7
Acquisition	—	—	—	—
Purchase of available-for-sale securities	—	—	—	—
Decrease (increase) in restricted cash	—	(43.4)	—	31.7

Net cash (used in) provided by investing activities	(53.4)	(44.4)	—	(14.5)

Cash Flows from Financing Activities
Payments on long term debt	(27.0)	—	—	(110.0)
Proceeds from long-term debt	60.0	—	—	130.0
Deferred financing fees	(2.8)	—	—	(6.4)

Net cash provided by (used in) financing activities	30.2	—	—	13.6

Net increase (decrease) in cash and cash equivalents	(6.5)	(30.0)	—	44.8
Cash and cash equivalents
Beginning	56.5	50.0	20.0	20.0

Ending	$50.0	$20.0	$20.0	$64.8

Supplemental Disclosure of Cash Flow Information
Cash payments for interest, net of capitalized amounts	$42.6	$6.7	$—	$7.6

Supplemental Schedule of Noncash Investing and Financing Activities
Principal amount converted of Redeemable Preferred Series A to Class A common stock	$58.6	$34.3	$—	$—

Accrued capital expenditures	$—	$1.2	$—	$0.8

Preferred stock dividends	$2.9	$1.3	$—	$—

Equipment purchased under capital leases	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business and Significant Accounting Policies

Nature of Business: McLeodUSA Incorporated (“McLeodUSA” or the “Company”), a Delaware corporation, through its subsidiaries, provides integrated local, long distance, data, Internet and other advanced telecommunications services in 25 Midwest, Southwest, Northwest and Rocky Mountain states. McLeodUSA’s business is highly competitive and is subject to various federal, state and local regulations.

The Company derives its revenue from its core telecommunications and related communications services. These include providing Internet protocol- (“IP”), based communications services to small- and medium-sized enterprises, and traditional circuit-switched telephony services to commercial and residential customers. The Company provides a wide variety of broadband IP-based voice and data solutions, including local and long distance voice, dedicated broadband Internet access, email, virtual private networking, managed network security, conference calling, high capacity private line services and other integrated voice and data services. It delivers integrated IP-based communications solutions to customers over a high-speed broadband connection over its private managed secure network. The Company also provides wholesale communications services to other communications services providers.

On October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois (the “Bankruptcy Court”). The Company’s plan of reorganization (the “Plan”) was confirmed by the Bankruptcy Court on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The Plan became effective and the Company legally emerged from Chapter 11 on January 6, 2006 (the “Effective Date”). Accordingly, the accompanying consolidated financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, (“SOP 90-7”) and on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. In accordance with SOP 90-7, the financial statements for the periods presented distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Company. See Note 2 for further discussion of the Bankruptcy Court proceedings and the structure of the Plan.

Background of the Restructuring: The Company competes against large, financially strong competitors with well-known brands. The regulatory and competitive environment had not allowed the Company to obtain performance levels projected, and as a result the Company’s balance sheet was too highly leveraged relative to the Company’s operating performance. The Company did not believe it would be able to service its debt level through maturity, or to refinance that debt when it matured. Faced with this set of circumstances, in late 2004 the Company began evaluating its strategic alternatives. The principal alternatives available to the Company were a sale of the Company (in one or more transactions) or a restructuring of the balance sheet coupled with certain operational changes to reduce debt-service requirements and improve free cash flow.

On March 16, 2005, the Company and holders of a majority of the debt under its Credit Agreement dated May 31, 2000, as amended (the “Credit Agreement”) and its Exit Credit Agreement, dated April 16, 2002, as amended (the “Exit Facility” or collectively, the “Credit Facilities”), entered into a forbearance agreement. Pursuant to the forbearance agreement, the lenders agreed to forbear from exercising certain default related remedies against the Company, including with respect to the non-payment of principal and certain interest payment obligations under the Credit Facilities. The initial forbearance agreement expired on May 23, 2005, but was extended on four occasions until October 31, 2005. The forbearance agreement, as amended, among other things, limited the Company’s ability to sell certain assets without prior approval of the lender group and required the Company to accrue two additional percentage points of interest on the outstanding loan balances.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the forbearance period, the Company explored the possibilities of selling all or pieces of the Company and solicited interest from potential acquirers. All indications of interest received were for a level of net sale proceeds below the amounts required to pay obligations under the Credit Facilities in full. Only one indication of interest for the entire Company was received, and that indication of interest was withdrawn at an early stage. As a result, the majority of the lenders indicated that they did not support continuation of the sale process and desired to have the Company proceed with a restructuring. After taking such views into account, the Company determined not to pursue the continuation of the sale process.

On a parallel path with efforts to solicit interest from third parties regarding a potential sale of the Company, the Company discussed with a committee of its lenders the terms of a financial restructuring that would convert the majority of the debt under the Credit Agreement into equity and transfer ownership of the Company to the lenders under the Credit Agreement. The Company decided to proceed with this financial restructuring in light of the results of the sale process described above. To minimize the amount of time the Company would spend in Chapter 11 and the disruption to the Company’s operations and thus maximize the value of the Company for the benefit of its stakeholders, the Company, after discussions with a committee of its lenders, concluded that the proposed restructuring should be implemented through a prepackaged plan of reorganization. The Company believed that the value of its businesses would be damaged significantly by a prolonged Chapter 11 case.

Basis of Presentation: The consolidated financial statements include those of McLeodUSA and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

As noted above, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and during the period from October 28, 2005 to the Effective Date, operated as a debtor-in-possession. The Company adopted the provisions of SOP 90-7 upon commencement of the Bankruptcy Court proceedings. As discussed in Note 3, the Company implemented fresh start accounting under the provisions of SOP 90-7 as of January 1, 2006. Under the fresh start accounting provisions of SOP 90-7, the fair value of the reorganized Company was allocated to its assets and liabilities, and its accumulated deficit eliminated. The adoption of fresh start accounting on January 1, 2006, had a material effect on the financial statements of McLeodUSA. As a result, the historical financial statements are not comparable to financial statements of the Company published for periods following the implementation of fresh start accounting. Throughout these financial statements, Predecessor Company refers to periods prior to the implementation of fresh start. Reorganized Company refers to McLeodUSA and its operations subsequent to emergence.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates significant to the financial statements include allowance for doubtful accounts, carrier access billing disputes, line cost disputes, internal capitalization rates, restructuring reserves, impairment of long-lived assets, asset retirement obligations, valuation allowances on deferred income taxes, regulation and litigation matters and depreciation and amortization periods. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity generally of three months or less and all certificates of deposit to be cash equivalents. Included in cash and cash equivalents at December 31, 2006 was $46.9 million of available-for-sale securities with a cost basis of $46.8 million. The Company did not have any available-for-sale securities at December 31, 2005.

Restricted cash: In accordance with the forbearance agreement amongst the Company and its lenders, the proceeds from certain asset sales were to be placed in escrow with the lending agent. During 2005, the Company

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sold three aircraft, certain fiber assets, and its headquarters building in Cedar Rapids, Iowa for $43.4 million, which was placed in escrow and was classified as restricted cash in the Company’s consolidated balance sheet as of December 31, 2005. In accordance with the Plan, upon the Company’s emergence from bankruptcy, the funds held in escrow were used to make various payments in accordance with the Plan, including $27.3 million for debt repayment and $5.6 million for lease rejection claims.

On September 28, 2006, the Company refinanced its outstanding debt obligations under its credit facility dated January 6, 2006, with $120.0 million of private placement bonds. As a result, the Company’s outstanding letters of credit are required to be cash collateralized at 105% of face value. At December 31, the Company was in the process of exchanging a letter of credit that resulted in additional cash collateral in excess of the 105% of the outstanding letters of credit balance of $0.5 million. This cash collateral totaled $9.3 million at December 31, 2006. $8.2 million was classified as restricted cash in the current assets sections of the Company’s consolidated balance sheet as of December 31, 2006 and $3.7 million was classified as noncurrent because the Company did not expect to have access to those funds within the next 12 months.

The Company has disputed and is continuing to dispute certain charges billed by AT&T. In accordance with various interconnection agreements between the Company and AT&T, the Company must deposit the disputed amounts into an interest bearing escrow account with a third party escrow agent. There was $2.4 million held in escrow for such disputes that has been classified as restricted cash in the Company’s consolidated balance sheet as of December 31, 2006. Subsequent to year end, the escrow was increased to $3.1 million and the disputes were settled during May 2007, resulting in $2.5 million being returned to the Company and $0.6 million paid to AT&T.

Trade accounts receivable: Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received. The provision for doubtful accounts charged to expense was approximately $6.6 million for the year ended December 31, 2004, $20.6 million for the year ended December 31, 2005, and $1.9 million for the year ended December 31, 2006. During the year ended December 31, 2005, the Company recorded charges totaling $15.7 million related to settlements and allowances with respect to certain interstate and intrastate access charge disputes.

Property and equipment: In accordance with the provisions of SOP 90-7, all property and equipment was recorded at its estimated fair value as of the Effective Date. Assets acquired after January 6, 2006 are stated at historical cost. Networks in progress includes construction costs, internal labor, overhead and interest capitalized during the construction and installation of fiber optic networks as well as new and reusable parts to maintain those fiber optic networks. The Company capitalized interest of $1.7 million, $0.8 million and $0.7 million for the years ended December 31, 2004, 2005 and 2006, respectively, as part of its construction of fiber optic networks. These costs are considered in progress until the networks become operational at which time the costs are reclassified as communications network assets. The provision for depreciation of property and equipment is recorded using the straight-line method based on the following estimated useful lives:

Years
Buildings	15-27
Communications networks	3-15
Furniture, fixtures and equipment	3-10

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s telecommunications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in changes in the estimated useful lives of these assets.

Impairment: In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable, the Company evaluates long-lived assets to be held and used for impairment. The Company recognizes an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2005, the Company performed an evaluation of the recoverability of its property and equipment that indicated that certain of its long-lived assets were impaired. See further discussion in Note 13.

Goodwill: In accordance with SFAS No. 142, Accounting for Goodwill and Other Intangible Assets (“SFAS 142”), the goodwill resulting from the allocation of the April 2002 reorganization equity value was not amortized but reviewed at least annually for impairment or more frequently when an event occurred or circumstances changed that would more likely than not reduce the fair value below its carrying amount. The Company established July 1 as the date for its annual impairment test. SFAS 142 required the identification of reporting units and the application of a two-step approach to assess goodwill impairment. The Company defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of the consolidated operations of McLeodUSA. In order to identify potential impairment, impairment tests of goodwill were performed by comparing the fair value of its reporting unit with its carrying amount, including goodwill. The fair value of goodwill was estimated using a discounted cash flow valuation model. During the 2004 annual impairment test of the Company, the carrying amount of its reporting unit exceeded its fair value, and the impairment loss was measured in the second step by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. These tests concluded that goodwill was fully impaired. See further discussion in Note 13.

Intangibles: Intangibles consist of customer relationships, trade names, and line installation costs incurred in the establishment of local access lines for customers. The customer relationships are being amortized using the straight-line method over 52 months. The Company defers installation costs when there is an underlying customer contract or when there is associated deferred installation fee revenue. The deferred costs associated with an underlying contract are being amortized using the straight-line method over 24 to 27 months, which approximate the estimated contract term. Deferred costs that have associated deferred installation fee revenue are amortized using the straight-line method over the estimated customer life of 36 to 60 months. The Company classifies the costs that qualify for deferral as deferred line installation costs in the investing activities section of its statement of cash flows. Installation costs that do not qualify for deferral are expensed as incurred and included in the operating activities section of the Company’s statement of cash flows. Prior to the Effective Date, the McLeodUSA trade name was determined to have an indefinite life and was not amortized but reviewed annually for impairment. The Company applied an income approach using a “relief from royalty” method in valuing its trade name. This approach assumes that by virtue of having ownership of the subject trade name, the Company does not have to pay royalties for the rights and privileges to use it in the production and marketing of its products. The fair value of such ownership is expressed using a cash flow valuation model of the expected net royalty savings over a projection period. The trade name PrimeLine was determined to have a finite life and was amortized over 36 months. During the years ended December 31, 2004 and 2005 the Company concluded that certain of its intangible assets, principally the McLeodUSA trade name, were partially impaired. See further discussion in Note 13. In connection with the implementation of fresh start, the McLeodUSA trade name was determined to have a finite life and is being amortized over 48 months.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment reporting: The Company operates its business as a single segment, engaging in the provision of telecommunications services based upon a single, integrated, interconnected telecommunications network in 20 Midwest, Southwest, Northwest and Rocky Mountain States. This segment includes all services offered by the Company, comprised of telecommunications products provided over this single integrated network including local and long-distance services, access services, and private line and data services. Management reviews operating results, assesses performance and allocates resources on a company-wide, single segment basis.

The following services comprise total revenue (in millions):

	Year Ended December 31,
	2004	2005	2006

Local	$365.1	$324.0	$286.7
Long distance	133.8	130.4	104.9
Data services and other	131.7	112.0	97.5
Carrier access	76.9	51.4	43.3
Indefeasible rights of use agreements including those that qualify as sales type leases	8.7	17.2	12.3

	$716.2	$635.0	$544.7

Income tax matters: The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. See further discussion in Note 18.

Revenue recognition: Revenue is derived primarily from business telephony services, including dedicated transport, local, switched, long distance, data, and high-speed Internet access services. The Company’s customers are principally small and medium-sized businesses and residential customers in its 25-state footprint. Revenue for dedicated transport, data, Internet, and the majority of switched services exclusive of switched access is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenue for the majority of switched access and long distance is generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period the services are provided. Revenue derived from customer installation fees are deferred and recognized over the expected customer service period.

The revenue from indefeasible rights to use fiber optic telecommunications network facilities is recognized over the term of the related lease unless it qualifies as a sales type lease, on which revenue is recognized at the time the sale criteria in SFAS 66, Accounting for Sales of Real Estate, are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

Key business suppliers: Qwest Communications International, Inc. and AT&T Inc., formerly SBC Communications, Inc., are the Company’s primary suppliers of non-owned local central office switching and local lines.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising costs: Advertising costs totaling $9.1 million, $1.5 million and $1.2 million for the years ended December 31, 2004, 2005 and 2006, respectively, were expensed as incurred.

Reclassification: Certain reclassifications have been made to prior year financials to conform to current year.

Stock-based Compensation

McLeodUSA Incorporated 2002 Omnibus Plan

The Company established the McLeodUSA Incorporated 2002 Omnibus Equity Plan (the “2002 Omnibus Plan”) on April 16, 2002. Under the 2002 Omnibus Plan awards were made to officers and key employees of the Company or to any of the affiliates of McLeodUSA, to non-employee directors and to other non-employee service providers and consultants whose participation in the 2002 Omnibus Plan was determined to be in the best interests of the Company by the full Board of Directors or a committee thereof. The 2002 Omnibus Plan was terminated by the Board of Directors in 2006 and all outstanding stock options issued under the 2002 Omnibus Plan were canceled upon the Company’s emergence from bankruptcy on January 6, 2006.

McLeodUSA Incorporated 2006 Omnibus Equity Plan

On March 22, 2006, the board of directors of Reorganized McLeodUSA established the 2006 Omnibus Equity Plan. The 2006 Omnibus Equity Plan reserves a maximum of 3,100,000 shares of Common Stock for issuance in the form of restricted stock or stock option awards. The 2006 Omnibus Equity Plan is administered by a committee established at the discretion of the Company’s board of directors consisting of either the full board of directors or a committee of the board of directors. The committee may grant options or shares of restricted stock in such amounts and with such terms and conditions, as the committee shall determine, subject to the provisions of the plan.

Stock Options

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share Based Payment: An amendment of FASB Statement No. 123 and FASB Statement No. 95 (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Prior to the adoption of SFAS 123R, the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations. The Company has used the modified prospective method of application for its adoption of SFAS 123R and records the compensation expense on a straight-line basis over the service period. The Company recorded stock-based compensation expense under SFAS 123R for stock option awards of $4.0 million for the year ended December 31, 2006. As of December 31, 2006, there was $3.8 million of unrecognized compensation expense related to unvested options granted under the Company’s share-based payment plans. The expense is expected to be recognized over a weighted-average requisite service period of 1.9 years.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using assumptions required by SFAS 123R. To determine the fair value, the Company has elected to use the Black-Scholes option-pricing model. The weighted-average fair value of options granted was $0.90, $0.55 and $5.02 for the years ended December 31, 2004, 2005 and 2006, respectively, with the following weighted average assumptions:

	Year Ended December 31,
	2004	2005	2006
Expected volatility	103%	149%	60%
Risk-free interest rate	3.3%	3.7%	4.9%
Dividend yield	0%	0%	0%
Expected term	5 years	5 years	6 years

The expected volatility for 2006 and 2007 was based on an analysis of the trading activity of a number of companies in the telecommunications industry over a period commensurate with the expected term of the options granted. During 2004 and 2005, volatility was based on the Company’s historical trading activity. The average risk free rate was determined using the U.S Treasury rate for the nearest period that coincides with the expected term. The dividend yield is 0% because the Company has never paid dividends and is restricted from doing so under the terms of its debt agreement. The expected term was determined by using the “short-cut” method, which averages the vesting period and the contractual term.

Pro forma information regarding net loss and net loss per share for the years ended December 31, 2004 and 2005 is required by SFAS 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The following table illustrates the effect on net loss per share for the years ended December 31, 2004 and 2005, as if the Company had applied the fair value recognition provision of SFAS 123 to stock-based employee compensation (in millions except per share data):

	Year Ended December 31,
	2004	2005
Net loss applicable to common shares, as reported	$(627.4)	$(536.1)
Less: Total stock-based employee compensation expense determined under fair value based methods	(11.3)	(3.5)

Pro forma net loss applicable to common shares	$(638.7)	$(539.6)

Loss per share:
Basic and diluted, as reported	$(2.12)	$(1.71)

Basic and diluted, pro forma	$(2.16)	$(1.72)

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under the option plan as of December 31, 2006 and changes during the year ended December 31, 2006 were as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding at January 1, 2006	—
Granted	1,711	$8.37
Exercised	—
Forfeited	110	8.33

Outstanding at December 31, 2006	1,601	$8.38	5.2	$1.5

Outstanding and exercisable at December 31, 2006	438	$8.38	5.2	$0.4

The aggregate intrinsic value is calculated as the difference between the exercise price and market value of the underlying common stock as of the balance sheet date.

Information on stock option grants since May 2006 is as follows:

For Quarter Ended	Shares	Weighted-Average Common Stock Fair Value	Weighted-Average Exercise Price	Intrinsic Value(1)
	(in thousands)
June 30, 2006	901	$8.29	$8.33	$—
September 30, 2006	810	8.42	8.42	$—

	1,711	$8.35	$8.37	$—

(1)	Intrinsic Value reflects the amount by which the fair value of the shares underlying the options as of the grant date exceeds the exercise price.

The fair value of the common stock was determined based on contemporaneous valuations.

Restricted Common Stock

In 2006, the Company granted 750,000 shares of restricted common stock to its Chief Executive Officer with a weighted average grant date fair value of $6.00, with restrictions that lapse upon the achievement of specific performance and market conditions. Of the 750,000 shares, 450,000 shares will vest upon completion of the Company’s initial public offering or a change in control, and an additional 300,000 shares will vest if the value of the Company’s equity, at the completion of its initial public offering or a change in control, is at least $500 million. The fair value of the 450,000 restricted shares tied to performance conditions was based upon the market value of the underlying equity of the Company and was determined to be $8.43 per share. The fair value of the remaining 300,000 restricted shares tied to market conditions was determined using a Monte Carlo simulation valuation technique and was determined to be $2.35 per share. The Company recognizes compensation expense for the restricted stock awards over the expected requisite service period. Total compensation expense related to restricted stock awards for the year ended December 31, 2006 was $0.9 million. As of December 31, 2006, there was $3.6 million of unrecognized compensation expense related to restricted stock awards. At December 31, 2006, the remaining expense was expected to be recognized over a weighted-average requisite service period of 1.4 years. The Company filed a registration statement with the Securities and Exchange Commission to register its common shares during the first quarter of 2007.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basic and diluted loss per common share

Loss per common share has been computed using the weighted average number of shares of common stock outstanding. All stock options granted, and the Predecessor Company convertible preferred stock and Predecessor Company warrants outstanding are anti-dilutive, and are therefore excluded from the computation of earnings per share. The Predecessor Company convertible preferred stock, warrants and options were considered to be canceled for purposes of calculating diluted earnings per share for the one day ended January 1, 2006. The restricted stock issued during 2006 has been excluded from the calculation of basic earnings per share because it is contingently returnable to the Company unless certain conditions, as described previously in this footnote, are met.

New accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance for recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in the financial statement. FIN 48 also provides accounting guidance for related income tax effects of tax positions that do not meet the recognition threshold specified in this interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which is intended to provide guidance for using fair value to measure assets and liabilities. In general, this pronouncement is intended to establish a framework for determining fair value and to expand the disclosures regarding the determination of fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. McLeodUSA is currently evaluating the potential impact of adopting SFAS 157.

During 2006, the FASB Emerging Issues Task Force (“EITF”) issued EITF No. 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation.) This consensus concludes that the presentation on either a gross or net basis of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer is an accounting policy decision that should be disclosed. For any such taxes that are reported on a gross basis, a company should disclose the amount of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The consensus should be applied to financial reports for interim and annual periods beginning after December 15, 2006. The adoption of EITF No. 06-3 in the first quarter of 2007 did not have a material effect on its consolidated financial statements.

In December 2006, the FASB issued FASB Staff Position on EITF No. 00-19, Accounting for Registration Payment Arrangements. This FASB Staff Position, or FSP, addresses an issuer’s accounting for registration payment arrangements, specifying that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective for new and modified registration payment arrangements. Registration payment arrangements that were entered into before the FSP was issued would become subject to its guidance for fiscal years beginning after December 15, 2006 by recognizing a cumulative-effect adjustment in retained earnings as of the year of adoption. The adoption of this FSP did not have a material affect on its consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company will be required to adopt SFAS 159 on January 1, 2008. The Company has not completed its evaluation of the effect of SFAS 159.

Note 2.    Chapter 11 Proceedings

As discussed above in Note 1, on October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. The Company’s Plan was confirmed by the Bankruptcy Court on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The general unsecured creditors of the Company were unaffected by the Chapter 11 proceedings and the Plan. The Plan provided for, among other things:

•	The elimination of approximately $677.3 million of indebtedness and accrued interest of $50.8 million under the Credit Facilities;

•	In exchange for the cancellation of the $677.3 million of debt and the unpaid interest thereon, the lenders received their pro rata share of 100% of the new common stock of Reorganized McLeodUSA;

•

The cancellation of all of the McLeodUSA Series A Redeemable Convertible Preferred Stock, Series B Preferred Stock, Class A Common Stock, Class B Common Stock, Class C Common Stock and Warrants upon the Effective Date;

•	The elimination of certain lease agreements in exchange for termination payments of approximately $5.6 million; and

•

The conversion of the $100 million Exit Facility to $82.7 million of new term loans (after the retirement of $27.3 million through the sale of certain assets and proceeds of $10 million from new term loans).

Liabilities subject to compromise: The Company’s December 31, 2005 balance sheet included $728.1 million of total liabilities subject to compromise that consisted of the following (in millions):

Balances outstanding under the Credit Agreement	$677.3
Accrued interest	50.8

$728.1

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reorganization items, net: SOP 90-7 requires that financial statements for the period following the Chapter 11 filing through the emergence date distinguish transactions that are directly associated with the reorganization from the ongoing operations of the business. These transactions are reported separately as reorganization items, net, in the Company’s consolidated statement of operations. On January 1, 2006, the Company recorded a gain of $18.5 million in reorganization items due to the change in the discount rate used to value its asset retirement obligation. Reorganization items consisted of the following for the year ended December 31, 2005 (in millions):

Write off of deferred financing fees	$9.2
Professional fees	4.5
Predecessor Company director & officer insurance	4.6
Incremental lease rejection claims	1.9

$20.2

Upon filing for Chapter 11 protection on October 28, 2005, the impaired interest on the Credit Facilities and the preferred stock dividends ceased to accrue by operation of law. Contractual interest and contractual preferred stock dividends were $11.7 million and $0.2 million, respectively, for the period October 29, 2005 to December 31, 2005.

Note 3.    Fresh-start Accounting

As discussed in Note 1, the Company adopted the provisions of fresh start accounting as of the beginning of business on January 1, 2006. The value of the Company’s reorganization equity value or fair value of Reorganized McLeodUSA was based on two different valuation methods: the income approach and the market approach. These were used to formulate value indications that were used, in turn, to formulate the estimate of the reorganization equity value of Reorganized McLeodUSA. The market approach analyzes the financial statements of comparable publicly-traded companies and compares their performances with that of McLeodUSA. The income approach utilized a discounted cash flow based on management’s projections of future operating results. These indications of the Company’s enterprise value were then adjusted for the Company’s working capital deficit and net debt to arrive at an estimated reorganization equity value of $240.4 million. These indications of fair value contain significant estimates as to the Company’s projected operating profit, cash flow and certain other items for the years 2006 through 2010. The estimates were based on a number of assumptions regarding the Company’s anticipated future performance, industry performance, general business and economic conditions and other matters.

SOP 90-7 requires an allocation of the reorganization equity value in conformity with procedures specified by APB 16, Business Combinations, as amended by SFAS 141, Business Combinations, for transactions reported on the basis of the purchase method. In order to estimate the value of the Company’s noncurrent and intangible assets, three generally accepted approaches to valuation were relied upon: the income approach, sales comparison approach, and cost approach. The method or methods most appropriate for each asset type analyzed were selected as follows:

•	Land. The sales approach was used to estimate the fair value of land. A sample of land properties was selected for market analysis and the overall adjustment was applied to the remaining properties.

•

Property and equipment other than land. The remaining tangible assets were valued based on the cost approach. The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for depreciation. The cost approach requires significant assumptions regarding the allowance for physical depreciation based on the condition of the asset, functional obsolescence based on whether a current replacement asset would have greater functionality, and economic obsolescence caused by external factors such as market conditions.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

McLeodUSA trade name. The McLeodUSA trade name was valued using a relief from royalty method that assumes that McLeodUSA does not have to pay royalties because it owns the trade name. This approach requires significant estimates of the royalty rate applied to the forecast of net sales.

•

Customer relationships. The value of the customer relationships was estimated utilizing both the cost approach and income approach and requires estimates as to the cost associated with the Company’s installed customer base as well as the future cash flows from the established base that the Company had in service on December 31, 2005.

The Company used this estimate of fair value as the basis for its impairment charge during the fourth quarter of 2005. As a result of the impairment charges recorded as of December 31, 2005, the fresh start adjustments on the following table are to revalue the asset retirement obligation using current discount rates in accordance with FAS 143 and to reset accumulated depreciation.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the adjustments recorded in connection with the debt restructuring and the adoption of fresh start accounting is presented below (in millions):

	Predecessor McLeodUSA 12/31/2005	Debt Restructuring		Fresh-start Adjustments (d)	Pro-Forma Reorganized McLeodUSA 12/31/2005
Assets
Current assets
Cash & cash equivalents	$20.0	$10.0	(a)	$—	$30.0
Restricted cash	43.4	(27.3	)(a)	—	16.1
Trade receivables, net	40.7	—		—	40.7
Prepaid expense and other	13.8	—		—	13.8

Total current assets	117.9	(17.3)		—	100.6

Property and equipment
Land and buildings	24.0	—		(13.7)	10.3
Communications networks	966.1	—		(673.8)	292.3
Furniture, fixtures and equipment	159.4	—		(122.9)	36.5
Networks in progress	21.6	—		(14.3)	7.3

Total property & equipment	1,171.1	—		(824.7)	346.4
Less accumulated depreciation	(824.7)	—		824.7	—

Net property and equipment	346.4	—		—	346.4

Intangibles and other assets
Other intangibles, net	18.4	—		—	18.4
Other non-current	3.5	—		—	3.5

Total intangibles and other assets	21.9	—		—	21.9

TOTAL ASSETS	$486.2	$(17.3)		$—	$468.9

Liabilities and Stockholders’ Equity
Current liabilities
Liabilities subject to compromise	728.1	(728.1	)(b)	—	—
Current maturities of long-term debt	100.0	(100.0	)(a)	—	—
Accounts payable	33.7	—		—	33.7
Accrued payroll and payroll related expenses	13.7	—		—	13.7
Other accrued liabilities	57.6	—		—	57.6
Deferred revenue, current portion	9.4	—		—	9.4

Total current liabilities	942.5	(828.1)		—	114.4

Long-term debt, less current maturities	—	82.7	(a)	—	82.7
Deferred revenue, less current portion	18.6	—		—	18.6
Other long-term liabilities	31.3	—		(18.5)	12.8

Total liabilities	992.4	(745.4)		(18.5)	228.5

Redeemable convertible preferred stock
McLeodUSA Preferred Series A	42.4	(42.4	)(c)	—	—

Stockholders’ deficiency
McLeodUSA Common, Class A	2.0	(2.0	)(c)	—	—
McLeodUSA Common, Class B	0.8	(0.8	)(c)	—	—
McLeodUSA Common, Class C	0.3	(0.3	)(c)	—	—
McLeodUSA Preferred Series B	—	—	(c)	—	—
McLeodUSA Warrants	22.6	(22.6	)(c)	—	—
Reorganized McLeodUSA Common, Class A	—	0.3	(b)	—	0.3
Additional paid-in capital	1,082.1	—		(842.0)	240.1
Accumulated deficit	(1,656.4)	795.9	(b)(c)	860.5	—

Total stockholders’ equity	(548.6)	770.5		18.5	240.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$486.2	$(17.3)		$—	$468.9

a)	It was a material condition to the effectiveness of the Plan that the Predecessor Company secure new financing. On January 6, 2006, the Company restructured its Exit Facility into two term loans (the “Term Loans”). The Company used the proceeds from the sale of the Company’s headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans also consisted of an additional $10.0 million that was funded upon emergence.
b)	To record the discharge of indebtedness, including accrued interest, in accordance with the Plan, and the issuance of 30,000,000 shares of Reorganized McLeodUSA Class A Common Stock to the lenders under the Credit Agreement resulting in a gain on the cancellation of debt of $728.1 million in the 2006 statement of operations.
c)	To eliminate Predecessor McLeodUSA Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and Warrants.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d)	To reallocate the estimated fair market value of property and equipment and adjust the carrying value of the asset retirement obligation based on current discount rates resulting in reorganization income of $18.5 million in the 2006 statement of operations.

In connection with the fresh start valuation, property and equipment in service as of December 31, 2005 was assigned the following remaining lives over which to record depreciation expense. Any assets placed in service after December 31, 2005 will be depreciated over the estimated lives as described in Note 1.

Years
Buildings	13
Communications networks	5-15
Furniture, fixtures and equipment	2-6

Note 4.    Trade Receivables

The composition of trade receivables, net, is as follows (in millions):

	December 31,
	2005	2006

Trade receivables:
Billed	$47.3	$37.9
Unbilled	4.3	3.4

	51.6	41.3
Allowance for doubtful accounts and discounts	(10.9)	(9.2)

	$40.7	$32.1

Note 5.    Other Accrued Liabilities

Other accrued liabilities consists of the following (in millions):

	December 31,
	2005	2006

Accrued Sales/Use/Excise Taxes	$17.2	$16.3
Interest	1.0	4.3
Accrued property taxes	7.1	5.3
Restructuring	6.5	0.2
Customer deposits	2.8	5.7
Other	23.0	17.0

	$57.6	$48.8

Note 6.    Debt

As described in Note 1, on March 16, 2005, the Company and holders of a majority of the debt under its Credit Facilities entered into a forbearance agreement. Pursuant to the forbearance agreement, the lenders agreed to forbear from exercising certain default related remedies against the Company, including with respect to the non-payment of principal and certain interest payment obligations under the Credit Facilities. The initial forbearance agreement expired on May 23, 2005, but was extended on four occasions until October 31, 2005.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The forbearance agreement, as amended, among other things, limited the Company’s ability to sell certain assets without prior approval of the lender group and required the Company to accrue two additional percentage points of interest on the outstanding loan balances.

On October 28, 2005, the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The Company’s Plan was confirmed on December 15, 2005 with the confirmation order entered by the Bankruptcy Court on December 16, 2005. Under the terms of the Plan, $677.3 million of debt outstanding under the Credit Agreement and $50.8 million of accrued interest was discharged in exchange for 100% of the equity of Reorganized McLeodUSA.

On January 6, 2006, the Company restructured its Exit Facility into the Term Loans. The Company used the proceeds from the sale of the Company’s headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans consisted of $72.7 million outstanding under a Tranche A borrowing and $10.0 million outstanding under a Tranche B borrowing.

On September 28, 2006, the Company completed a private placement of notes with a principal amount of $120.0 million (the “Notes”). The Notes bear interest at 10.5% per annum, payable semi-annually in arrears, and mature on October 1, 2011. No principal payments are due until maturity. In connection with the private placement of the Notes, the Company entered into a registration rights agreement in which the Company agreed to, among other things, file a registration statement with the SEC within 180 days of the issuance of the Notes and use its best efforts to cause the registration statement to be declared effective within 270 days after the issuance of the Notes. The Company used the proceeds from the Notes to pay off the $82.7 million outstanding under the Term Loans and cash collateralize outstanding letters of credit at 105% of their face value totaling $8.8 million. The remaining proceeds will be used for general corporate purposes.

The Notes are collateralized by substantially all of the Company’s tangible and intangible assets and include restrictions as to, among other things, additional indebtedness, payment of cash dividends, liens, investments and asset sales. The Notes do not contain financial maintenance covenants. The Company may, at its option, choose to redeem a portion of the Notes in an aggregate principal amount not exceeding the amount of the proceeds from the sale of the Company’s ATS cable and telephony business of approximately $16 million. On April 6, 2007, the Company provided notice that the $16 million in principal amount of the Notes would be redeemed, and on May 8, 2007, completed the redemption. The Notes also allow for the redemption of up to 35% of the aggregate principal amount of the Notes prior to October 1, 2009 subject to certain prepayment premiums. The holders of the Notes may require the Company to repurchase the notes at 101% of the principal amount upon the occurrence of a change of control.

The Company’s debt consists of the following at December 31, (in millions):

	2005	2006
Revolving Credit Facility, variable rate due May 31, 2007	$150.0	$—
Revolving Exit Facility, variable rate due May 31, 2007	100.0	—
Tranche A Term Facility, variable rate due in various installments through May 31, 2007	150.8	—
Tranche B Term Facility, variable rate due in various installments through May 30, 2008	376.5	—
10 1/2% Senior Second Secured Notes due 2011	—	120.0

	$777.3	$120.0
Less current maturities of long-term debt	(100.0)	—
Less liabilities subject to compromise	(677.3)	—

Total long-term debt	$—	$120.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7.    Fair Value of Financial Instruments

At December 31, 2006 and 2005, the financial instruments of the Company consist of cash and cash equivalents, restricted cash, receivables, current liabilities and debt. The carrying value of these financial instruments approximates their fair value at December 31, 2006 and 2005 with the exception of the Company’s debt at December 31, 2005. Utilizing data derived for December 31, 2005 from the adoption of fresh start accounting, the estimated fair value of the outstanding debt balance as of December 31, 2005 was $340.4 million, as compared to the carrying amount of $777.3 million.

Note 8.    Leases and Commitments

Leases: The Company leases certain of its office and network facilities under noncancelable agreements that expire at various times through September 2016. These agreements require various monthly rentals plus the payment of applicable property taxes, maintenance and insurance.

The total minimum commitment at December 31, 2006 under such operating leases is as follows (in millions):

Operating Leases
2007	28.9
2008	21.1
2009	12.7
2010	5.8
2011	3.2
Thereafter	4.3

$76.0

The total rental expense included in the consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 is $24.8 million, $23.7 million and $18.2 million, respectively. Included in the commitments above are long-term service arrangements with telecommunication companies where the Company leases special access. These charges are not included in rent expense but are classified as cost of service in the consolidated statements of operations. The Company received sublease payments that reduced rent expense by $0.4 million, $0.9 million and $1.4 million for the years ended December 31, 2004, 2005 and 2006.

McLeodUSA, the parent company, has various guarantees related to subsidiary commitments under operating leases. The guarantees total $8.3 million and expire over various periods through December 2014, corresponding with the termination of the lease agreement. The underlying contractual commitment of the subsidiaries is included in the minimum commitment table above. At December 31, 2006, the Company had standby letters of credit outstanding of $8.3 million.

McLeodUSA has indemnification obligations to its current and former Directors and Officers. The terms of the indemnification obligations provide for no limitation to the maximum potential future payments under such indemnifications. McLeodUSA maintains insurance, subject to limitations set forth in the policies, which is intended to cover the costs of claims made against its Directors and Officers.

Note 9.    Capital Stock

The Predecessor Company’s Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and the Predecessor McLeodUSA Warrants were all canceled upon the Effective Date of the Plan.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Reorganized Company’s Third Amended and Restated Certificate of Incorporation authorize the Company to issue 37,500,000 shares of common stock. On the Effective Date, 30,000,000 shares of Reorganized McLeodUSA Common Stock were distributed to the impaired debt holders under the Credit Facilities in accordance with the Plan.

Note 10.    Change-of-Control Agreements

At December 31, 2006, the Company had agreements with certain of its executive employees, which provide for certain additional severance payments as defined in the individual agreements upon a change of control. In addition, the Company has a severance plan covering certain other management employees whereby participants in the severance plan are entitled to receive certain severance benefits upon a qualifying termination, as defined in the severance plan, following a change of control.

Note 11.    Employee Benefit Plan

The Company maintains two contributory retirement plans (401(k) plans) for its employees (including executive officers) age 21 and over with at least three months of service with the company. One 401(k) plan covers employees with job titles of Director and above and provides that each participant may contribute up to 50% of his or her salary (not to exceed the annual statutory limit). The second 401(k) plan covers employees with job titles below Director. It allows contributions of up to 50% of salary (not to exceed the annual statutory limit).

Note 12.    Restructuring Charges

As discussed in Note 1, during 2005 the Company entered into a forbearance agreement with its lenders. During the forbearance period the Company explored the possibility of selling all or pieces of the Company and solicited interest from potential acquirers. All indications of interest received were for a level of net sale proceeds below the amounts required to pay obligations under the Credit Facilities in full. Only one indication of interest for the entire Company was received, and that indication of interest was withdrawn at an early stage. As a result, the majority of the lenders indicated that they did not support continuation of the sale process and desired to have the Company proceed with a restructuring. After taking such views into account, the Company determined not to pursue the continuation of the sale process. The Company decided to proceed with a financial restructuring that would convert the $677.3 million of debt outstanding under the Credit Agreement into equity and transfer ownership of the Company to the lenders under the Credit Agreement. In connection with this process, the Company incurred charges of $23.9 million and $2.4 million during the years ended December 31, 2005 and 2006, respectively, comprised of the following (in millions):

	2005	2006
Professional fees and related expenses	$17.5	$0.9
Severance	6.4	1.5

	$23.9	$2.4

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the carrying amount of the restructuring liability for the years ended December 31, 2005 and 2006 are summarized as follows (in millions):

Facility Closure Costs
Liability at December 31, 2004	$15.2
Cash payments through December 31, 2005	(10.5)
Reserve additions	1.8

Liability at December 31, 2005	$6.5
Cash payments through December 31, 2006	(6.2)
Reserve reductions	(0.1)

Liability at December 31, 2006	$0.2

Note 13.    Impairment Charges

In accordance with SFAS 142, goodwill and other indefinite lived intangible assets are not amortized but reviewed annually for impairment or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. SFAS 142 requires the identification of reporting units and the application of a two-step approach to assess goodwill impairment. In order to identify potential impairment, the Company performed annual impairment tests of goodwill by comparing the fair value of its reporting unit with its carrying amount, including goodwill. If the carrying amount of its reporting unit exceeds its fair value, the impairment loss is measured in the second step by comparing the implied fair value of goodwill, determined in the same manner as in a business combination, with its carrying amount. The Company defined reporting units during its transitional and annual goodwill impairment tests as an operating segment comprised of McLeodUSA’s consolidated operations.

For other indefinite lived intangible assets SFAS 142 requires that the impairment test consist of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company has established July 1 as the date for its annual impairment test for both goodwill and its other indefinite lived intangible assets. The Company performed its annual goodwill impairment and other indefinite lived intangible assets evaluations using the July 1 test date. During 2004, the evaluations based on a discounted cash flow analysis indicated full impairment in the carrying amount of the Company’s goodwill of $245.1 million and partial impairment in the McLeodUSA trade name of $18.0 million, resulting in a non-cash impairment charge of $263.1 million in the Company’s consolidated statement of operations for the year ended December 31, 2004.

In accordance with SFAS 144, a long-lived asset group shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. During the second quarter of 2005, the Company concluded there was not an acceptable strategic partner or buyer for all or portions of the Company and proceeded to work with its lender group to complete a capital restructuring. As a result, the Company performed an evaluation of the recoverability of its property and equipment that indicated that certain of its long-lived assets were impaired. The Company used a probability-weighted discounted cash flow analysis to estimate the fair value of the Company’s property and equipment and recorded a non-cash impairment charge of $174.8 million to reduce the carrying amount to estimated fair value. The Company also performed an evaluation of the McLeodUSA trade name during the second quarter of 2005 as a result of the capital restructuring process described above. The Company performed the evaluation of the McLeodUSA trade name utilizing a “relief from royalty” method of valuation. The results of this evaluation indicated partial impairment of the McLeodUSA trade name and the Company recorded a non-cash impairment charge of $27.7 million to reduce its carrying value to estimated fair value of $37.2 million.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Company’s bankruptcy filing in October 2005 and the results of valuations performed on the Company’s noncurrent tangible and intangible assets in connection with the adoption of fresh start accounting, as described in Note 3, the Company recorded an incremental impairment charge of $75.3 million in the fourth quarter of 2005. This incremental impairment charge consisted primarily of revisions to the valuation assumptions related to the McLeodUSA trade name, the value of the customer lists as well as adjustments to the carrying value of deferred line installation costs.

Note 14.    Assets Held for Sale

In conjunction with the Plan, certain assets of the Company were identified for sale to raise cash. The Company’s ATS cable and telephony business (“ATS”), which provides cable television services in and around Cedar Rapids and Marion, Iowa was identified as one of these assets because it was not considered to be core to the continuing competitive telecommunications business. The Company completed the sale of its ATS operations on March 9, 2007 for approximately $16 million. The Company recorded a loss on the sale of $1.0 million (unaudited). Assets held for sale and liabilities related to assets held for sale have been presented separately in the asset and liabilities sections of the consolidated balance sheet as of December 31, 2006. The assets held for sale are recorded at fair market value based on the contract value. The liabilities related to assets held for sale represent the liabilities of ATS.

In connection with the Company’s strategic plan, it may divest certain assets or markets that it no longer deems core to its business strategy. At December 31, 2006, the Company was in discussions with a potential buyer for certain property and equipment and customers in North Dakota and had classified the related property and equipment, totaling $1.6 million, as held for sale in the consolidated balance sheet. Since that time, discussions with the potential buyer have ceased and the Company does not anticipate that a sale will occur in the next 12 months.

The carrying amounts of the major classes of assets held for sale and liabilities related to assets held for sale as of December 31, 2006 (in millions):

December 31, 2006
Current assets	$0.9
Property & equipment, net	18.7

19.6

Liabilities related to assets held for sale	$1.6

Note 15.    Intangible Assets

Intangible assets with finite lives at December 31, 2005 and 2006, are summarized as follows (in millions):

December 31, 2005:	Gross	Accumulated Amortization	Net
Deferred line installation costs	$178.5	$164.8	$13.7
Customer base	19.2	17.8	1.4
McLeodUSA trade name	3.3	—	3.3

	$201.0	$182.6	$18.4

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006:	Gross	Accumulated Amortization	Net
Deferred line installation costs	$16.5	$3.9	$12.6
Customer relationships	15.1	3.5	11.6
McLeodUSA trade name	3.3	0.8	2.5

	$34.9	$8.2	$26.7

Annual estimated amortization expense for intangible assets above is $9.6 million during each of 2007 and 2008, $7.2 million in 2009 and $0.3 million in 2010.

Note 16.    Accounting for Asset Retirement Obligations

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred and capitalized as part of the carrying amount of the long-lived asset. Over time, the liability is recorded at its present value each period through accretion expense, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the obligation.

Changes in the carrying amount of the asset retirement obligation for the years ended December 31, 2005 and 2006, are summarized as follows (in millions):

Balance, January 1, 2005	$61.4
Interest accretion	3.8
Revisions	(33.7)
Payments	(0.2)

Balance, December 31, 2005	$31.3
Fresh start accounting adjustment	(18.5)
Interest accretion	1.4

Balance, December 31, 2006	$14.2

The asset retirement obligations are estimated based on various assumptions reviewed periodically by the Company. If information becomes known that is different than the assumptions in use, revisions are made using the more precise information. During 2005, such revisions principally related to timing of the settlement of asset retirement obligations and the likelihood of retirement provisions being enforced. As a result of the Company’s adoption of fresh start accounting as of January 1, 2006, the discount rate used to determine the present value of the asset retirement obligation was changed to reflect current discount rates resulting in a decrease in the liability of $18.5 million classified as an reorganization item in the Company’s consolidated statement of operations for the one day ended January 1, 2006. If actual results differ from the assumptions used, the amount of the obligations will differ, perhaps significantly, from the amounts reflected in the accompanying consolidated financial statements.

Note 17.    Related Party Transactions

Jefferies & Company, Inc. and certain of its affiliates at December 31, 2006, beneficially owned approximately 8.4% of our common stock. Jefferies & Company, Inc. was the initial purchaser in the offering of the Notes and was paid $3.6 million in fees for acting in such capacity in connection with the Notes offering.

JPMorgan Chase and certain of its affiliates at December 31, 2006, beneficially owned approximately 7.8% of our common stock. JPMorgan Chase Bank, N.A. acted as administrative agent under the Credit Facilities and

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

received customary fees for acting in such capacity. At December 31, 2006, the Company had $8.3 million of outstanding letters of credit with JPMorgan Chase Bank, N.A, which are cash collateralized at 105% of face value. At December 31, 2006, JPMorgan Chase also held $2.4 million as escrow agent for the Company’s dispute with AT&T.

Jefferies & Company, Inc., JPMorgan Chase and Wayzata Investment Partners LLC, or their affiliates, were among the lenders under the Company’s Exit Facility and were paid $0.7 million, $3.5 million and $0.7 millions in interest, respectively. The Exit Facility was paid off on September 28, 2006. Wayzata Investment Partners LLC and certain of its affiliates own approximately 26.1% of the Company’s common stock.

During 2006, the Company made payments totaling less than $0.1 million to Birch Telecom, Inc. for telecommunication services. A director of McLeodUSA is also a director of Birch Telecom, Inc.

During 2004 and 2005, the Predecessor Company provided and purchased services from various companies, the principals of which were stockholders or directors of McLeodUSA or affiliates. Revenues from services provided totaled $2.0 million and $1.5 million for the years ended December 31, 2004 and 2005, respectively. Services purchased during the years ended December 31, 2004 and 2005, primarily professional services, totaled $3.5 million and $0.2 million, respectively. In addition, the Company paid Forstmann Little & Co., a majority owner of the Predecessor Company, $0.1 million for the year ended December 31, 2004, for expenses incurred by Forstmann Little & Co. on behalf of the Predecessor Company.

Note 18.    Income Tax Matters

Net deferred taxes consist of the following components (in millions):

	December 31,
	2005	2006
Deferred tax assets
Net operating loss carryforwards	$1,482.3	$1,328.1
Property and equipment	348.4	145.5
Accruals and reserves not currently deductible	29.1	33.3
Intangibles and other assets	11.2	2.9
Deferred revenues	10.5	11.2
Non-qualified stock option expense	—	1.9
Other	2.7	3.4

	1,884.2	1,526.3
Less valuation allowance	(1,878.7)	(1,517.1)

	$5.5	$9.2

Deferred tax liabilities:
Deferred line installation cost	5.0	8.8
Other	0.5	0.4

	5.5	9.2

	$—	$—

In assessing the future utilization of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No benefit for federal income taxes has been recorded for the years

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended December 31, 2004 through December 31, 2006 as the net deferred tax assets generated, primarily from temporary differences related to net operating losses, were offset by a full valuation allowance because it is considered “more likely than not” that these benefits will not be realized due to the Company’s historic continued losses since inception.

In January 2006, the Company emerged from bankruptcy and adopted the provisions of its Plan of reorganization. The Company realized substantial cancellation of debt, or “COD,” income as a result of the implementation of the Plan. Because the Company was a debtor in a bankruptcy case at the time it realized the COD income, it was not required to include such COD income in its taxable income for federal income tax purposes. Instead, the Company was required to reduce certain of its tax attributes (including net operating loss (“NOL”) carry forwards) by the amount of COD income so excluded. The Company’s NOL carry forwards at December 31, 2006 have been adjusted for this impact.

An “ownership change” (as defined in Internal Revenue Code Section 382 (“Section 382”)) generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. A Section 382 ownership change occurred with respect to the Company’s stock in connection with its emergence from bankruptcy pursuant to the Plan. As a result, the Company’s NOL carry forwards allocable to periods prior to the Effective Date, and certain subsequently recognized “built-in” losses and deductions, if any, may be subject to limitation under the provisions of Section 382. The amount of this annual limitation is approximately $10.5 million. If a loss corporation (or consolidated group) has a “net unrealized built-in loss” at the time it incurs an ownership change (taking into account most assets and items of “built-in” income and deduction), then any built-in losses that are recognized during the following five years (up to the amount of the original net unrealized built-in loss) generally will be treated as prechange losses and will be subject to the annual limitation discussed above. For this purpose, depreciation and amortization deductions that arise during such five-year period are treated as recognized built-in losses (and, accordingly, are subject to the annual limitation under Section 382) to the extent that such deductions are attributable to unrealized built-in losses that exist at the time of the ownership change.

An exception to the annual limitation rules generally applies where existing stockholders and qualified creditors of a debtor receive, in respect of their stock and debt claims, at least 50% of the vote and value of the stock of the reorganized debtor pursuant to a confirmed chapter 11 plan. Under this exception, a debtor’s prechange NOL carry forwards and built-in losses are not limited on an annual basis, but instead are required to be reduced by the amount of any interest deductions claimed during the three taxable years preceding the effective date of the reorganization, and during the part of the taxable year that is prior to and includes the reorganization, in respect of all debt that is converted into stock in the bankruptcy proceeding. Management estimates that, under the bankruptcy exception, the Company’s available NOL carry forwards would be reduced by approximately $120 million as a result of the reduction in such interest deductions with respect to such COD income (as discussed above). If the special bankruptcy exception applies, any further ownership change (as defined above) of the Company within a two-year period after the consummation of the Plan will preclude the Company’s future utilization of any pre-change losses existing at the time of the subsequent ownership change. Management continues to evaluate whether such election will be made with their 2006 federal income tax return, which will be filed prior to September 15, 2007.

It has yet to be determined which election the Company will make regarding its alternatives under IRC Section 382, however management believes the Company will qualify for the Section 382 exception. Accordingly, the deferred taxes associated with the NOL carry forwards are reflected in the above schedule at gross value, without regard to any annual limitations that would be applicable if the Company did not qualify for the Section 382 exception. In addition, net deferred tax assets associated with property and equipment have been decreased to reflect the entire limitation on future recognized “built-in” losses and deductions. At December 31,

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2006, the Company has NOL carry forwards for federal income tax purposes of approximately $3 billion, which are available to offset future taxable income through 2025.

The Company’s ability and that of its subsidiaries to utilize new NOL carry forwards arising after the ownership change will not be affected.

The income tax rate differs from the U.S. Federal income tax rate due to the following:

	2004	2005	2006
Expected tax rate	(35)%	(35)%	35%
Percent increase (decrease) in income taxes resulting from:
Effect of Reorganization	—	—	8
Other		2	1
Change in valuation allowance	35	33	(44)

	—%	—%	—%

The Company adopted FIN 48 during the first quarter of 2007. The adoption of FIN 48 did not have a material impact on the Company’s consolidated financial statements and required no cumulative adjustment to beginning retained earnings. The Company files income tax returns in the U.S. federal jurisdiction and various states. The 2003 through 2006 tax years, according to statute, remain open to examination by the major taxing authorities to which the Company is subject.

Note 19.    Litigation

The Company is involved in numerous regulatory proceedings before state public utility commissions and the Federal Communications Commission (the “FCC”), particularly in connection with actions by the regional Bell operating companies (the “RBOCs”), which include AT&T, Qwest and Verizon. The Company anticipates that the RBOCs will continue to pursue litigation, changes in regulations and legislation in states within the Company’s 20-state footprint, as well as before the FCC and Congress, to reduce regulatory oversight and regulation over their rates, operations and access by others to their networks. This includes the pursuit of major changes in the Telecommunications Act of 1996, which may adversely affect competitive local exchange carriers (“competitive local exchange carriers”), including the Company. If adopted, these changes could make it more difficult for the Company to challenge the RBOCs’ competitive actions and to compete with the RBOCs generally.

The Company is one of several defendants in a lawsuit brought by AT&T and its affiliates in the U.S. District Court in the Eastern District of Missouri in February 2005. AT&T alleges that the Company conspired with one or more of Global Crossing and its affiliates, certain named competitive local exchange carriers, and/or certain unnamed Least Cost Router entities (“LCRs”), to breach AT&T’s state or federal tariffs, unjustly enrich themselves and commit fraud on AT&T. AT&T alleges that the defendants knowingly disguised long distance calls that were terminated to AT&T so that they appeared to AT&T to be local calls thereby depriving AT&T of the difference between the access charge rate owed for termination of long distance calls and the reciprocal compensation rate owed for termination of local calls. The Company filed its answer on April 1, 2005, denying all liability. No discovery has been conducted in the case. On February 7, 2006, the court entered an order staying the case on the grounds that primary jurisdiction regarding the obligations of the defendants rests with the FCC. AT&T did not quantify its damages, and the case was stayed. The claims remain pending with the FCC. As this case is in an early stage and no specific claim of damages has been made against the Company, the risk of damages against the Company, if any, cannot be estimated at this time. The Company intends to vigorously defend against these claims.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has been sued in two actions brought in May 2003 in the Circuit Court of Cook County, Illinois, consolidated as Telecommunications Network Design, Inc. vs. McLeodUSA, No. 03 CH 8477, and certified as a class action, for allegedly sending unsolicited faxes in violation of 47 U.S.C. section 227(b)(3). The complaints do not quantify the alleged damages. Under the statute, recipients of unsolicited facsimile advertisements are entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. The Company has demanded coverage from its insurance carrier, AIG, which has denied coverage. The Company is currently in litigation with AIG over coverage for these claims. The court has held that the insurance policy imposed a duty to defend these actions, but has expressed no opinion on AIG’s duty to indemnify the Company for losses. The complaints do not quantify their damages. While the Company is vigorously defending against liability in the class action and pursuing its claim against AIG for insurance coverage, there can be no assurance that it will be successful in its defense or that a negative outcome would not have a material adverse effect on the Company. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome, and that the risk of loss beyond the reserved amount is remote.

The Company has protested and appealed various sales and use tax assessments levied in January 2002 by the Iowa Department of Revenue with respect to the purchase of certain equipment from 1996 through 2000. These assessments total approximately $8 million, excluding interest and penalties. The Company believes it has meritorious defenses against these assessments and intends to vigorously defend itself during this appeal process. The Company has reserved what it believes to be an adequate amount related to this dispute based on its assessment of the likely outcome. However, there can be no assurance that its business will not be materially adversely affected by a negative outcome of this dispute.

On March 13, 2007, the Universal Service Administrative Company (“USAC”), which administers the federal universal service program on behalf of the FCC, completed an audit of the Company’s contributions to the federal universal service program based upon the Company’s 2005 revenues. The audit report concludes that the Company underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall of approximately $4.0 million. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome. The Company is continuing to negotiate with USAC in an attempt to revise or amend their findings. If the Company’s efforts are unsuccessful, the Company has the right to appeal the audit findings to the FCC.

As a result of a settlement reached with Qwest prior to the Company’s emergence from Chapter 11, the Company filed complaints against Qwest during the first quarter of 2006 with several state utility commissions related to a colocation billing dispute. The Company had withheld payments due to Qwest because it believed Qwest had not properly implemented the parties’ amended interconnection agreement. In July 2006, the Iowa Utilities Board agreed with Qwest’s interpretation of the 2004 amendment, which would require the Company to pay Qwest the disputed payments. In August 2006, the Company filed a petition with the Iowa Utilities Board requesting reconsideration of its decision, which application was granted for purposes of further consideration. Cases filed by the Company against Qwest are pending in three other states. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

Also as a result of the settlement with Qwest, on March 14, 2006, the Company filed an action against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billings between the parties. Qwest filed a counterclaim for amounts it believes the Company owes it. This lawsuit encompasses billing disputes involving access billing for 800 toll-free calls made by the Company’s customers and 800 toll-free calls made by third-party wireless carrier customers, access charges related to VoIP traffic, billing disputes related to the parties unbundled network element platform agreement, backbilling for colocation space and related disputes for fiber maintenance fees under an IRU agreement between

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the parties, reimbursement of third-party access charges and other issues. In addition, Qwest alleges that the Company improperly entered into revenue-sharing arrangements with wireless carriers in order to charge Qwest for access services provided to such carriers whose customers made 800 toll-free calls that were routed through Qwest’s network. The Company is also seeking a declaratory judgment that it is not responsible for reimbursing Qwest for terminating access charge payments that Qwest allegedly made to rural incumbent local exchange carriers for calls that were originated by its end user customers. Qwest claims its damages exceed $14 million, and the Company’s claims against Qwest exceed $12 million.

On July 24, 2006, the Company moved to dismiss Qwest’s negligent misrepresentation, conversion, trespass, fraud, fraudulent concealment and negligence counterclaims. On August 24, 2006, Qwest amended its counterclaims both by making additional factual allegations and by interposing a limited number of new legal theories. The Company filed a motion to dismiss Qwest’s amended counterclaims on September 11, 2006. On January 16, 2007, the court dismissed the negligence and negligent misrepresentation claims. The court declined to dismiss the remaining counterclaims. The Company filed its response to Qwest’s amended counterclaims, including the tort claims that were not dismissed on February 21, 2007. The Company believes that its billing was and remains consistent with industry practice, FCC regulations, its tariffs and interconnection agreements, and that it has good defenses to Qwest’s counterclaims. The Company intends to aggressively pursue its claims against Qwest and vigorously contest the Qwest counterclaims. The Company’s business and cash reserves could be adversely affected by adverse rulings by the court in this lawsuit, and the Company’s loss could be as high as the total amount of damages Qwest has claimed. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

The Company, along with a number of other telecommunications carriers, filed suit in March 2006 against AT&T Corp. in the U.S. District Court in the District of New Jersey for unpaid and underpaid access charges. This suit claims that AT&T deliberately disguised the nature of certain calls so that the Company was unable to assess and bill the applicable access charges. AT&T has asserted a counterclaim alleging that the Company improperly billed AT&T terminating intrastate access charges on wireless roaming traffic, a portion of which should have been billed at the lower interstate rate. The Company intends to pursue its claims and to contest the AT&T counterclaim vigorously.

The Company’s former Chairman Clark E. McLeod, former President and Chief Executive Officer Stephen C. Gray, former Chairman and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, Chris A. Davis, and former Chief Financial Officer, J. Lyle Patrick, whom are referred to together as the individual defendants, were defendants in a number of putative class action complaints filed in January 2002 that have been consolidated into a single complaint entitled In Re McLeodUSA Incorporated Securities Litigation C.O. 2-0001 (N. Iowa). The Company refers to this matter as the Iowa class action. Putative class plaintiff, New Millennium Growth Fund LLC, has also filed proofs of claim against the Company in the Company’s Chapter 11 case on behalf of all class claimants in the Iowa Class Action. The Company refers to these claims as the bankruptcy claims, and together with the Iowa class action, are referred to as the securities claims. In February 2006, the plaintiffs and the Company jointly filed a stipulation of dismissal, which effectively dismissed it as a defendant in the securities claims. In September 2006, the remaining parties to the Iowa class action, including the individual defendants, filed a settlement agreement with the court, which held a fairness hearing on November 29, 2006. On January 5, 2007, the court approved the settlement agreement. On January 8, 2007, the court entered an Order and Final Judgment in this matter. The Company has no payment or other obligations in connection with this settlement.

The Company is not aware of any other material litigation against them. It is, however, party to a number of legal actions and proceedings arising from its provision and marketing of telecommunications services (including matters involving do-not-call and billing regulations), as well as certain legal actions and regulatory matters arising

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the ordinary course of business. The Company believes that the ultimate outcome of the foregoing actions will not result in a liability that would have a material adverse effect on its financial condition or results of operations.

Note 20.    Condensed Consolidating Financial Information

On September 28, 2006, McLeodUSA Incorporated (“Issuer”) issued the Notes. The Notes are fully, unconditionally and irrevocably guaranteed by each of the Company’s existing and future subsidiaries (“Subsidiary Guarantors”), jointly and severally. All of the Company’s subsidiaries are wholly-owned. Substantially all of the Issuer’s cash flow is generated by the Subsidiary Guarantors. As a result, funds necessary to meet the Issuer’s debt service obligations are provided by the Subsidiary Guarantors.

The following information sets forth the Company’s Condensed Consolidating Balance Sheets as of December 31, 2005 and 2006, Condensed Consolidating Statements of Operations for the years ended December 31, 2004, 2005 and 2006, and Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006.

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$13.9	$6.1	$—	$20.0
Restricted cash	43.4	—	—	43.4
Trade receivables, net	—	40.7	—	40.7
Prepaid expenses and other	6.4	7.4	—	13.8

Total current assets	63.7	54.2	—	117.9

Property and equipment, net	—	346.4	—	346.4
Intangibles, net	3.3	15.1	—	18.4
Other	1.1	2.4	—	3.5

Total assets	$68.1	$418.1	$—	$486.2

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Liabilities subject to compromise	$728.1	$—	$—	$728.1
Current maturities of long-term debt	100.0	—	—	100.0
Accounts payable	0.4	33.3	—	33.7
Accrued payroll and payroll related expenses	11.5	2.2	—	13.7
Other accrued liabilities	40.3	17.3	—	57.6
Deferred revenue, current portion	—	9.4	—	9.4

Total current liabilities	880.3	62.2	—	942.5
Long-term liabilities
Losses in subsidiary in excess of investment	(1,250.1)	(3,294.6)	4,544.7	—
Due to (due from) affiliates	944.1	(944.1)	—	—
Deferred revenue, less current portion	—	18.6	—	18.6
Other long-term liabilities	—	31.3	—	31.3

Total liabilities	574.3	(4,126.6)	4,544.7	992.4

Preferred stock	42.4	—	—	42.4
Stockholders’ equity (deficit)	(548.6)	4,544.7	(4,544.7)	(548.6)

Total liabilities and stockholders’ equity (deficit)	$68.1	$418.1	$—	$486.2

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$58.7	$6.1	$—	$64.8
Restricted cash	10.6	—	—	10.6
Trade receivables, net	—	32.1	—	32.1
Prepaid expenses and other	3.7	7.1	—	10.8
Assets held for sale	—	19.6	—	19.6

Total current assets	73.0	64.9	—	137.9

Property and equipment, net	—	306.3	—	306.3
Investment in subsidiaries	320.0	352.1	(672.1)	—
Intangibles, net	2.5	24.2	—	26.7
Other	7.0	1.1	—	8.1

Total assets	$402.5	$748.6	$(672.1)	$479.0

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$0.5	$35.1	$—	$35.6
Accrued payroll and payroll related expenses	10.8	2.4	—	13.2
Other accrued liabilities	6.8	42.0	—	48.8
Deferred revenue, current portion	0.2	8.5	—	8.7
Liabilities related to assets held for sale	—	1.6	—	1.6

Total current liabilities	18.3	89.6	—	107.9
Long-term liabilities
Due (from)/due to affiliates	47.1	(47.1)	—	—
Long-term debt, less current maturities	120.0	—	—	120.0
Deferred revenue, less current portion	—	19.8	—	19.8
Other long-term liabilities	—	14.2	—	14.2

Total liabilities	185.4	76.5	—	261.9

Stockholders’ equity (deficit)	217.1	672.1	(672.1)	217.1

Total liabilities and stockholders’ equity (deficit)	$402.5	$748.6	$(672.1)	$479.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2004

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$716.2	$—	$716.2
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	393.8	—	393.8
Selling, general and administrative	39.3	229.1	—	268.4
Depreciation and amortization	1.5	355.3	—	356.8
Impairment charge	263.1	—	—	263.1
Reorganization items	—	—	—	—
Restructuring charges	(0.2)	—	—	(0.2)

Total operating expenses	303.7	978.2	—	1,281.9

Operating (loss) income	(303.7)	(262.0)	—	(565.7)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(44.5)	(3.7)	—	(48.2)
Other income (expense)	3.2	(13.8)	—	(10.6)

Total nonoperating expenses	(41.3)	(17.5)	—	(58.8)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(345.0)	(279.5)	—	(624.5)
Equity in undistributed earning (losses) of subsidiaries	(279.5)	—	279.5	—

Net (loss) income	$(624.5)	$(279.5)	$279.5	$(624.5)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$635.0	$—	$635.0
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	362.1	—	362.1
Selling, general and administrative	29.2	188.2	—	217.4
Depreciation and amortization	1.3	211.6	—	212.9
Impairment charge	63.1	214.7		277.8
Reorganization items	20.2	—		20.2
Restructuring charges	23.9	—	—	23.9

Total operating expenses	137.7	976.6	—	1,114.3

Operating (loss) income	(137.7)	(341.6)	—	(479.3)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(61.3)	(4.0)	—	(65.3)
Other income (expense)	—	9.8	—	9.8

Total nonoperating expense	(61.3)	5.8	—	(55.5)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(199.0)	(335.8)	—	(534.8)
Equity in undistributed earning (losses) of subsidiaries	(335.8)	—	335.8	—

Net (loss) income	$(534.8)	$(335.8)	$335.8	$(534.8)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE LOSS

For the Year Ended December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$544.7	$—	$544.7
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	315.8	—	315.8
Selling, general and administrative	24.8	156.9	—	181.7
Depreciation and amortization	0.8	59.3	—	60.1
Impairment charge	—	—	—	—
Reorganization items	—	—	—	—
Restructuring charges	2.4	—	—	2.4

Total operating expenses	28.0	532.0	—	560.0

Operating (loss) income	(28.0)	12.7	—	(15.3)
Nonoperating (expense) income:
Interest expense, net of amounts capitalized	(11.0)	(1.7)	—	(12.7)
Other income (expense)	(1.2)	0.9	—	(0.3)

Total nonoperating expense	(12.2)	(0.8)	—	(13.0)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(40.2)	11.9	—	(28.3)
Equity in undistributed earning (losses) of subsidiaries	11.9	—	(11.9)	—

Net (loss) income	$(28.3)	$11.9	$(11.9)	$(28.3)

Other comprehensive income:
Unrealized holding gains arising during the period	$0.1	$—	$—	$0.1

Comprehensive (loss) income	$(28.2)	$11.9	$(11.9)	$(28.2)

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(344.9)	$(279.6)	$(624.5)
Depreciation and amortization	1.5	355.3	356.8
Impairment charges	263.1	—	263.1
Changes in operating assets and liabilities	(10.0)	31.3	21.3

Net cash provided by (used in) operating activities	(90.3)	107.0	16.7

Cash Flows from Investing Activities
Purchase of property and equipment	—	(49.4)	(49.4)
Deferred line installation costs	—	(28.8)	(28.8)
Proceeds from sale of assets	5.0	19.8	24.8
Decrease in restricted cash	—	—	—

Net cash provided by (used in) investing activities	5.0	(58.4)	(53.4)

Cash Flows from Financing Activities
Principal repayments of long-term debt	—	(27.0)	(27.0)
Proceeds from issuance of long-term debt	—	60.0	60.0
Deferred financing fees	—	(2.8)	(2.8)
Change in due to/due from affiliates	81.0	(81.0)	—

Net cash provided by (used in) financing activities	81.0	(50.8)	30.2

Net decrease in cash and cash equivalents	(4.3)	(2.2)	(6.5)

Cash and cash equivalents
Beginning	50.7	5.8	56.5

Ending	$46.4	$3.6	$50.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(209.4)	$(325.4)	$(534.8)
Depreciation and amortization	1.3	211.6	212.9
Impairment charges	63.1	214.7	277.8
Changes in operating assets and liabilities	52.0	6.5	58.5

Net cash provided by (used in) operating activities	(93.0)	107.4	14.4

Cash Flows from Investing Activities
Purchase of property and equipment	—	(35.9)	(35.9)
Deferred line installation costs	—	(26.3)	(26.3)
Proceeds from sale of assets	29.9	31.3	61.2
Increase in restricted cash	(43.4)	—	(43.4)

Net cash used in investing activities	(13.5)	(30.9)	(44.4)

Cash Flows from Financing Activities
Principal repayments of long-term debt	—	—	—
Proceeds from issuance of long-term debt	—	—	—
Deferred financing fees	—	—	—
Change in due to/due from affiliates	74.0	(74.0)	—

Net cash provided by (used in) financing activities	74.0	(74.0)	—

Net increase (decrease) in cash and cash equivalents	(32.5)	2.5	(30.0)

Cash and cash equivalents
Beginning	46.4	3.6	50.0

Ending	$13.9	$6.1	$20.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net (loss) income	$(40.2)	$11.9	$(28.3)
Depreciation and amortization	0.8	51.1	51.9
Stock compensation expense	4.9	—	4.9
Changes in operating assets and liabilities	(29.7)	46.9	17.2

Net cash provided by (used in) operating activities	(64.2)	109.9	45.7

Cash Flows from Investing Activities
Purchase of property and equipment	—	(31.9)	(31.9)
Deferred line installation costs	—	(17.0)	(17.0)
Proceeds from sale of assets	—	2.7	2.7
Decrease in restricted cash	31.7	—	31.7

Net cash provided by (used in) investing activities	31.7	(46.2)	(14.5)

Cash Flows from Financing Activities
Principal repayments of long-term debt	(110.0)	—	(110.0)
Proceeds from issuance of long-term debt	130.0	—	130.0
Deferred financing fees	(6.4)	—	(6.4)
Change in due to/due from affiliates	63.7	(63.7)	—

Net cash provided by (used in) financing activities	77.3	(63.7)	13.6

Net increase in cash and cash equivalents	44.8	—	44.8
Cash and cash equivalents
Beginning	13.9	6.1	20.0

Ending	$58.7	$6.1	$64.8

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 22.    Quarterly Data—(Unaudited)

The following table includes summarized quarterly financial data for the years ended December 31, 2005 and 2006 (in millions, except per share data):

	Predecessor McLeodUSA
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005
Revenues	$160.5	$159.7	$154.4	$160.4
Operating loss	(82.8)	(248.0)	(46.6)	(101.9)
Net loss	(97.5)	(268.0)	(63.9)	(105.4)
Net loss applicable to common shares	(98.0)	(268.4)	(64.2)	(105.5)
Loss per common share	(0.32)	(0.86)	(0.20)	(0.33)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	January 1, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Revenues	$—	$145.7	$139.7	$132.5	$126.8
Operating (loss) income	18.5	(1.6)	(3.7)	(4.2)	(5.8)
Net (loss) income	746.6	(4.8)	(6.5)	(7.9)	(9.1)
(Loss) income per common share	2.36	(0.16)	(0.21)	(0.26)	(0.31)

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	December 31, 2006	September 30, 2007
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$64.8	$26.7
Restricted cash	10.6	4.6
Short term investments	—	7.6
Trade receivables, net	32.1	41.1
Prepaid expenses and other	10.8	7.1
Assets held for sale	19.6	—

Total current assets	137.9	87.1

Property and equipment
Land and buildings	11.2	11.9
Communications networks	286.3	297.9
Furniture, fixtures and equipment	44.5	54.2
Networks in progress	10.7	11.2

Total property and equipment	352.7	375.2
Less accumulated depreciation	46.4	84.8

Net property and equipment	306.3	290.4

Intangibles and other assets
Goodwill	—	5.1
Intangibles, net	26.7	35.7
Other	8.1	9.7

Total intangibles and other assets	34.8	50.5

TOTAL ASSETS	$479.0	$428.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	December 31, 2006	September 30, 2007
		(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$—	$0.8
Accounts payable	35.6	33.1
Accrued payroll and payroll related expenses	13.2	12.9
Other accrued liabilities	48.8	45.3
Deferred revenue, current portion	8.7	7.4
Liabilities related to assets held for sale	1.6	—

Total current liabilities	107.9	99.5

Long-term liabilities
Long-term debt, less current maturities	120.0	105.2
Deferred revenue, less current portion	19.8	20.8
Other long-term liabilities	14.2	16.0

Total liabilities	261.9	241.5

Stockholders’ equity
McLeodUSA Common, Class A $0.01 par value; 37,500,000 authorized, 30,750,000 issued and outstanding at December 31, 2006 and September 30, 2007	0.3	0.3
Additional paid-in capital	245.0	252.0
Accumulated deficit	(28.3)	(65.9)
Accumulated other comprehensive income	0.1	0.1

Total stockholders’ equity	217.1	186.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$479.0	$428.0

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE INCOME

(In millions, except per share data)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	One Day	For the Nine Months Ended
	January 1, 2006	September 30, 2006	September 30, 2007
Revenue	$—	$417.9	$375.4

Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	245.3	198.3
Selling, general and administrative	—	135.4	151.0
Depreciation and amortization	—	44.2	54.0
Reorganization items	(18.5)	—	—
Restructuring charges	—	2.5	(0.1)

Total operating expense	(18.5)	427.4	403.2

Operating income (loss)	18.5	(9.5)	(27.8)

Nonoperating income (expense):
Interest expense, net of amounts capitalized (including related party interest expense of $4.8 million and $0.3 million for the nine months ended September 30, 2006 and 2007)	—	(9.2)	(9.6)
Other expense	—	(0.5)	(0.2)
Gain on cancellation of debt	728.1	—	—

Total nonoperating income (expense)	728.1	(9.7)	(9.8)

Net income (loss)	$746.6	$(19.2)	$(37.6)

Basic and diluted income (loss) per common share	$2.36	$(0.64)	$(1.25)

Weighted average shares outstanding	315.7	30.0	30.0

Other comprehensive income, net of tax:
Unrealized holding gains arising during the period	$—	$—	$1.4
Less: reclassification adjustment for gains included in net income	—	—	(1.4)

Total other comprehensive income (loss )	—	—	—

Comprehensive income (loss)	$746.6	$(19.2)	$(37.6)

The accompanying notes are an integral part of these consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Predecessor McLeodUSA	Reorganized McLeodUSA
	One Day	For the Nine Months Ended
	January 1, 2006	September 30, 2006	September 30, 2007
Cash Flows from Operating Activities
Net income (loss)	$746.6	$(19.2)	$(37.6)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	38.4	42.3
Amortization	—	5.8	11.7
Amortization of deferred financing fees	—	0.2	0.8
Accretion of interest	—	1.1	1.2
Loss on sale of assets	—	0.2	0.1
Gain on cancellation of debt	(728.1)	—	—
Non-cash reorganization items	(18.5)	—	—
Stock compensation expense	—	3.2	7.0
Changes in assets and liabilities:
Trade receivables	—	(0.2)	(8.3)
Prepaid expenses and other	—	6.9	8.3
Accounts payable and accrued expenses	—	(11.2)	(6.7)
Deferred revenue	—	0.8	(0.5)

Net cash provided by operating activities	—	26.0	18.3
Cash Flows from Investing Activities
Purchases of property and equipment	—	(22.1)	(24.2)
Deferred line installation costs	—	(12.7)	(11.4)
Proceeds from the sale of assets	—	2.5	16.9
Acquisition	—	—	(17.3)
Purchase of available-for-sale securities	—	—	(7.6)
Decrease in restricted cash	—	34.6	3.4

Net cash provided by (used in) investing activities	—	2.3	(40.2)

Cash Flows from Financing Activities
Payments of long-term debt	—	(110.0)	(16.2)
Net proceeds from Exit Facility	—	130.0	—
Deferred financing fees	—	(5.3)	—

Net cash provided by (used in) financing activities	—	14.7	(16.2)

Net increase (decrease) in cash and cash equivalents	—	43.0	(38.1)
Cash and cash equivalents
Beginning	20.0	20.0	64.8

Ending	$20.0	$63.0	$26.7

Supplemental Disclosure of Cash Flow Information
Cash payments for interest, net of capitalized amounts	$—	$7.6	$6.4

Supplemental Schedule of Noncash Investing and Financing Activities
Equipment purchased under capital leases	$—	$—	$2.2

Accrued capital expenditures	$—	$0.8	$0.6

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1.    Proposed Merger

On September 17, 2007, MCLEODUSA INCORPORATED (“McLeodUSA” or the “Company”) announced the signing of a definitive agreement to merge with PAETEC HOLDING CORP. (“PAETEC”) and PS ACQUISITION CORP., a direct wholly owned subsidiary of PAETEC, a publicly-held supplier of communications solutions to medium and large businesses and institutions, in an all-stock transaction.

Under the terms of the merger agreement, the Company will become a wholly owned subsidiary of PAETEC and McLeodUSA stockholders will become stockholders of PAETEC. Upon closing, McLeodUSA stockholders will receive 1.30 shares of PAETEC common stock for each share of McLeodUSA common stock they own. On October 18, 2007, PAETEC filed a Form S-4 Registration Statement with the Securities and Exchange Commission to register the securities that will be issued to McLeodUSA shareholders at closing.

The transaction is subject to approval by a majority of both McLeodUSA and PAETEC shareholders and the satisfaction of other closing conditions, including approvals by state public service commissions in the states where the combined company will operate. Adoption of the merger agreement by McLeodUSA stockholders was satisfied by the delivery to PAETEC on September 17, 2007 of written consents executed by McLeodUSA stockholders holding shares representing a majority of the outstanding McLeodUSA common stock. The companies expect that the transaction will close in the first quarter of 2008.

Note 2.    Basis of Presentation and Summary of Significant Accounting Policies

Nature of Business

McLeodUSA Incorporated, a Delaware corporation, through its subsidiaries, provides integrated local, long distance, data, Internet and other advanced telecommunications services in 25 Midwest, Southwest, Northwest and Rocky Mountain states. McLeodUSA’s business is highly competitive and is subject to various federal, state and local regulations.

The Company derives its revenue from its core telecommunications and related communications services. These include providing internet protocol- (“IP”) based communications services to small- and medium-sized enterprises, and traditional circuit-switched telephony services to commercial and residential customers. The Company provides a wide variety of broadband IP-based voice and data solutions, including local and long distance voice, dedicated broadband internet access, email, virtual private networking, managed network security, conference calling, high capacity private line services and other integrated voice and data services. It delivers integrated IP-based communications solutions to customers over a high-speed broadband connection over its private managed secure network. The Company also provides wholesale communications services to other communications services providers.

Basis of Presentation

The consolidated financial statements include those of McLeodUSA and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

On October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois (the “Bankruptcy Court”). The Company’s plan of reorganization (the “Plan”) was confirmed by the Bankruptcy Court on December 15, 2005, with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The Plan became effective and the Company legally emerged from Chapter 11 on January 6, 2006 (the “Effective Date”) but used January 1, 2006 as the date for its adoption of fresh start accounting. Accordingly, the accompanying 2006 consolidated financial statements have been prepared in accordance with

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, (“SOP 90-7”) and on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. In accordance with SOP 90-7, the financial statements for the periods presented distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Company. Under the fresh start accounting provisions of SOP 90-7, the fair value of the reorganized Company was allocated to its assets and liabilities, and its accumulated deficit eliminated. The adoption of fresh start accounting on January 1, 2006, had a material effect on the financial statements of McLeodUSA. As a result, the historical financial statements are not comparable to financial statements of the Company published for periods following the implementation of fresh start accounting. See Note 4 for further discussion of the Bankruptcy Court proceedings and the structure of the Plan.

Interim Financial Information (unaudited)

The accompanying unaudited interim condensed consolidated financial statements and information have been prepared in accordance with accounting principles generally accepted in the United States and in accordance with the instructions for Form 10-Q and article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these financial statements contain all normal and recurring adjustments considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented. The results for the nine month periods ended September 30, 2006 and 2007 are not necessarily indicative of the results to be expected for the full year. The consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2006 included in the McLeodUSA, Inc. Form S-1/A filed with the Securities and Exchange Commission, (“SEC”) on August 20, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates significant to the financial statements include allowance for doubtful accounts, carrier access billing disputes, line cost disputes, internal capitalization rates, restructuring reserves, impairment of long-lived assets, asset retirement obligations, valuation allowances on deferred income taxes, regulation and litigation matters and depreciation and amortization periods. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity generally of three months or less and all certificates of deposit to be cash equivalents. Included in cash and cash equivalents at September 30, 2007 was $16.6 million of available-for-sale securities with a cost basis of $16.5 million. Included in cash and cash equivalents at December 31, 2006 was $46.9 million of available-for-sale securities with a cost basis of $46.8 million.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Short-term investments

At September 30, 2007, the Company had $7.6 million of short-term investments with a cost basis of $7.6 million. These investments consist primarily of government debt securities with an original maturity date over three months. There were no short-term investments as of December 31, 2006.

Restricted cash

On September 28, 2006 the Company refinanced its outstanding debt obligations under its credit facility dated January 6, 2006, with $120.0 million of private placement bonds. As a result, the Company’s outstanding letters of credit are required to be cash collateralized at 105% of face value. This cash collateral totaled $9.3 million and $8.3 million at December 31, 2006 and September 30, 2007, respectively. $8.2 million and $4.6 million was classified as restricted cash in the current assets section of the Company’s consolidated balance sheet as of December 31, 2006 and September 30, 2007, respectively, and $1.1 million and $3.7 million was classified as noncurrent at December 31, 2006 and September 30, 2007, because the Company did not expect to have access to those funds within the next 12 months.

In accordance with various interconnection agreements between the Company and AT&T, the Company deposited certain disputed charges billed by AT&T into an interest bearing escrow account with a third party escrow agent. There was $2.4 million held in escrow for such disputes that had been classified as restricted cash in the Company’s consolidated balance sheets as of December 31, 2006. Subsequent to year end, the escrow was increased to $3.1 million and the disputes were settled during May 2007, resulting in $2.5 million being returned to the Company and $0.6 million paid to AT&T.

Basic and diluted loss per common share

Loss per common share has been computed using the weighted average number of shares of common stock outstanding. All stock options are anti-dilutive, and are therefore excluded from the computation of earnings per share. The restricted stock issued during 2006 has been excluded from the calculation of basic earnings per share because it is contingently returnable to the Company unless certain conditions, as described in Note 3, are met.

New accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance for recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in the financial statements. FIN 48 also provides accounting guidance for related income tax effects of tax positions that do not meet the recognition threshold specified in this interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued the Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), which is intended to provide guidance for using fair value to measure assets and liabilities. In general, this pronouncement is intended to establish a framework for determining fair value and to expand the disclosures regarding the determination of fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. McLeodUSA is currently evaluating the potential impact of adopting SFAS 157.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company will be required to adopt SFAS 159 on January 1, 2008. The Company has not completed its evaluation of the effect of SFAS 159.

Note 3.    Stock-based Compensation

Stock Options

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share Based Payment: An amendment of FASB Statement No. 123 and FASB Statement No. 95 (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. The Company has used the modified prospective method of application for its adoption of SFAS 123R and records compensation expense on a straight-line basis over the service period. The Company recorded stock-based compensation expense under SFAS 123R for stock option awards of $1.4 million and $3.6 million for the three and nine months ended September 30, 2007, respectively. As of September 30, 2007, there was $6.1 million of unrecognized compensation expense related to options granted under the Company’s share-based payment plans. The remaining expense is expected to be recognized over a weighted-average requisite service period of 1.9 years.

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using assumptions required by SFAS 123R. To determine the fair value, the Company has elected to use the Black-Scholes option pricing model. The weighted-average fair value of options granted was $5.02 and $5.80 for the nine months ended September 30, 2006 and 2007, respectively, with the following weighted average assumptions:

	September 30, 2006	September 30, 2007
Expected volatility	60.0%	54.0%
Risk-free interest rate	4.9%	4.6%
Dividend yield	0%	0%
Expected term	6 years	6 years

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The expected volatility was based on an analysis of the trading activity of a number of companies in the telecommunications industry over a period commensurate with the expected term of the options granted. The average risk free rate was determined using the U.S. Treasury rate for the nearest period that coincides with the expected term. The dividend yield is 0% because the Company has never paid dividends and is restricted from doing so under the terms of its debt agreement. The expected term was determined using the “short-cut” method, which averages the vesting period and the contractual term.

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding at December 31, 2006	1,601	$8.38	5.2	$1.5
Granted	1,138	11.26
Exercised	—	—
Forfeited/cancelled/expired	(45)	8.63

Outstanding at September 30, 2007	2,694	9.59	4.9	9.4

Outstanding and exercisable at September 30, 2007	1,138	8.91	4.7	4.7

The aggregate intrinsic value is calculated as the difference between the exercise price and market value of the underlying common stock as of the balance sheet date.

Information on stock option grants since May 2006 is as follows:

	Shares	Weighted- Average Common Stock Fair Value	Weighted- Average Exercise Price	Intrinsic Value(1)
	(in thousands)
June 30, 2006	901	$8.29	$8.33	$—
September 30, 2006	810	8.42	8.42	—
March 31, 2007 (unaudited)	662	9.29	9.29	—
September 30, 2007 (unaudited)	476	13.07	14.00	—

	2,849	$9.36	$9.53	$—

(1)	Intrinsic Value reflects the amount by which the fair value of the shares underlying the options as of the grant date exceeds the exercise price.

The fair value of the common stock was determined based on contemporaneous valuations.

Restricted Common Stock

In 2006, the Company granted 750,000 shares of restricted common stock to its Chief Executive Officer with a weighted average grant date fair value of $6.00, with restrictions that lapse upon the achievement of specific performance and market conditions. Of the 750,000 shares, 450,000 shares will vest upon completion of an initial public offering or a change in control, and an additional 300,000 shares will vest if the value of the Company’s equity, at the completion of its initial public offering or a change in control, is at least $500 million.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The fair value of the 450,000 restricted shares tied to performance conditions was based upon the market value of the underlying equity of the Company and was determined to be $8.43 per share. The fair value of the remaining 300,000 restricted shares tied to market conditions was determined using a contemporaneous Monte Carlo simulation valuation technique and was determined to be $2.35 per share. The Company recognizes compensation expense for the restricted stock awards over the expected requisite service period. None of the restricted shares have vested as of September 30, 2007. Total compensation expense related to restricted stock was $0.1 million and $3.4 million (unaudited) for the three and nine months ended September 30, 2007 respectively. As of September 30, 2007, there was $0.3 million of unrecognized compensation expense related to restricted stock awards. At December 31, 2006, the remaining expense was expected to be recognized over a weighted-average requisite service period of 1.4 years. The Company filed a registration statement with the Securities and Exchange Commission to register its common shares during the first quarter of 2007. During the first quarter of 2007, the Company accelerated the expense recognition related to the 450,000 shares tied to a successful initial public offering of the Company’s equity because it anticipated the completion of an offering during the third quarter of 2007.

Note 4.    Chapter 11 Proceedings

As discussed in Note 1, on October 28, 2005, the Company and certain of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. The Company’s Plan was filed with the Bankruptcy Court on October 19, 2005 and was confirmed on December 15, 2005, with the confirmation order entered by the Bankruptcy Court on December 16, 2005. The general unsecured creditors of the Company were unaffected by the Chapter 11 proceedings and the Plan. The Plan provided for, among other things:

•	The elimination of approximately $677.3 million of indebtedness and accrued interest of $50.8 million under the Credit Facilities;

•	In exchange for the cancellation of the $677.3 million of debt and the unpaid interest thereon, the lenders received their pro rata share of 100% of the new common stock of Reorganized McLeodUSA;

•

The cancellation of all of the McLeodUSA Series A Redeemable Convertible Preferred Stock, Series B Preferred Stock, Class A Common Stock, Class B Common Stock, Class C Common Stock and Warrants upon the Effective Date;

•	The elimination of certain lease agreements in exchange for termination payments of approximately $5.6 million; and

•

The conversion of the $100 million exit facility to $82.7 million of new term loans (after the retirement of $27.3 million through the sale of certain assets and proceeds of $10 million from new term loans).

On January 1, 2006, the Company recorded a gain of $18.5 million in reorganization items due to the change in the discount rate used to value its asset retirement obligation.

Note 5.    Fresh-start Accounting

As discussed in Note 1, the Company adopted the provisions of fresh start accounting as of the beginning of business on January 1, 2006. The value of the Company’s reorganization equity value or fair value of Reorganized McLeodUSA was based on two different valuation methods: the income approach and the market approach. These were used to formulate value indications that were used, in turn, to formulate the estimate of the reorganization equity value of Reorganized McLeodUSA. The market approach analyzed the financial statements of comparable publicly traded companies and compared their performances with that of McLeodUSA. The income approach utilized a discounted cash flow based on management’s projections of future operating results.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

These indications of the Company’s enterprise value were then adjusted for the Company’s working capital deficit and net debt to arrive at an estimated reorganization equity value of $240.4 million. These indications of fair value contain significant estimates as to the Company’s projected operating profit, cash flow and certain other items for the years 2006 through 2010. The estimates were based on a number of assumptions regarding the Company’s anticipated future performance, industry performance, general business and economic conditions and other matters.

SOP 90-7 requires an allocation of the reorganization equity value in conformity with procedures specified by APB 16, Business Combinations, as amended by SFAS 141, Business Combinations, for transactions reported on the basis of the purchase method. In order to estimate the value of the Company’s noncurrent and intangible assets, three generally accepted approaches to valuation were relied upon: the income approach, sales comparison approach, and cost approach. The method or methods most appropriate for each asset type analyzed were selected as follows:

•	Land. The sales approach was used to estimate the fair value of land. A sample of land properties was selected for market analysis and the overall adjustment was applied to the remaining properties.

•

Property and equipment other than land. The remaining tangible assets were valued based on the cost approach. The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for depreciation. The cost approach requires significant assumptions regarding the allowance for physical depreciation based on the condition of the asset, functional obsolescence based on whether a current replacement asset would have greater functionality, and economic obsolescence caused by external factors such as market conditions.

•

McLeodUSA trade name. The McLeodUSA trade name was valued using a relief from royalty method that assumes that McLeodUSA does not have to pay royalties because it owns the trade name. This approach requires significant estimates of the royalty rate applied to the forecast of net sales.

•

Customer relationships. The value of the customer relationships was estimated utilizing both the cost approach and income approach and required estimates as to the cost associated with the Company’s installed customer base as well as the future cash flows from the established base that the Company had in service on December 31, 2005.

The Company used this estimate of fair value as the basis for its impairment charge during the fourth quarter of 2005. As a result of the impairment charges recorded as of December 31, 2005, the fresh start adjustments on the following table are to revalue the asset retirement obligation using current discount rates in accordance with FAS 143 and to reset accumulated depreciation.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

A reconciliation of the adjustments recorded in connection with the debt restructuring and the adoption of fresh start accounting is presented below (in millions):

	Predecessor McLeodUSA 12/31/2005 (Audited)	Debt Restructuring		Fresh-start Adjustments (d)	Pro-Forma Reorganized McLeodUSA 12/31/2005
Assets
Current assets
Cash & cash equivalents	$20.0	$10.0	(a)	$—	$30.0
Restricted cash	43.4	(27.3	)(a)	—	16.1
Trade receivables, net	40.7	—		—	40.7
Prepaid expense and other	13.8	—		—	13.8

Total current assets	117.9	(17.3)		—	100.6

Property and equipment
Land and buildings	24.0	—		(13.7)	10.3
Communications networks	966.1	—		(673.8)	292.3
Furniture, fixtures and equipment	159.4	—		(122.9)	36.5
Networks in progress	21.6	—		(14.3)	7.3

Total property & equipment	1,171.1	—		(824.7)	346.4
Less accumulated depreciation	(824.7)	—		824.7	—

Net property and equipment	346.4	—		—	346.4

Intangibles and other assets
Other intangibles, net	18.4	—		—	18.4
Other non-current	3.5	—		—	3.5

Total intangibles and other assets	21.9	—		—	21.9

TOTAL ASSETS	$486.2	$(17.3)		$—	$468.9

Liabilities and Stockholders’ Equity
Current liabilities
Liabilities subject to compromise	728.1	(728.1	)(b)	—	—
Current maturities of long-term debt	100.0	(100.0	)(a)	—	—
Accounts payable	33.7	—		—	33.7
Accrued payroll and payroll related expenses	13.7	—		—	13.7
Other accrued liabilities	57.6	—	(a)	—	57.6
Deferred revenue, current portion	9.4	—		—	9.4

Total current liabilities	942.5	(828.1)		—	114.4

Long-term debt, less current maturities	—	82.7	(a)	—	82.7
Deferred revenue, less current portion	18.6	—		—	18.6
Other long-term liabilities	31.3	—		(18.5)	12.8

Total liabilities	992.4	(745.4)		(18.5)	228.5

Redeemable convertible preferred stock
McLeodUSA Preferred Series A	42.4	(42.4	)(c)	—	—

Stockholders’ deficiency
McLeodUSA Common, Class A	2.0	(2.0	)(c)	—	—
McLeodUSA Common, Class B	0.8	(0.8	)(c)	—	—
McLeodUSA Common, Class C	0.3	(0.3	)(c)	—	—
McLeodUSA Preferred Series B	—	—	(c)	—	—
McLeodUSA Warrants	22.6	(22.6	)(c)	—	—
Reorganized McLeodUSA Common, Class A	—	0.3	(b)	—	0.3
Additional paid-in capital	1,082.1	—		(842.0)	240.1
Accumulated deficit	(1,656.4)	795.9	(b)(c)	860.5	—

Total stockholders’ equity	(548.6)	770.5		18.5	240.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$486.2	$(17.3)		$—	$468.9

(a)	It was a material condition to the effectiveness of the Plan that the Predecessor Company secure new financing. On January 6, 2006, the Company restructured its exit facility into two term loans (the “Term Loans”). The Company used the proceeds from the sale of the Company’s headquarters building totaling $27.3 million to reduce the amount outstanding from $100.0 million to $72.7 million. The Term Loans also consisted of an additional $10.0 million that was funded upon emergence.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(b)	To record the discharge of indebtedness, including accrued interest, in accordance with the Plan, and the issuance of 30,000,000 shares of Reorganized McLeodUSA Class A Common Stock to the lenders under the credit agreement resulting in a gain on the cancellation of debt of $728.1 million in the 2006 statement of operations.
(c)	To eliminate Predecessor McLeodUSA Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock, Series B Preferred Stock and Warrants.
(d)	To reallocate the estimated fair market value of property and equipment and adjust the carrying value of the asset retirement obligation based on current discount rates resulting in reorganization income of $18.5 million in the 2006 statement of operations.

Note 6.    Acquisition

On May 16, 2007, the Company completed the acquisition of the Chicago-area customer base and related assets from Mpower Communications Corp. for approximately $17.3 million in cash.

Mpower Communications Corp. was a subsidiary of TelePacific Communications and provided business telecommunications under the name Mpower of Illinois. The Company expects to benefit from operating synergies by consolidating Mpower’s operation into its existing business. The results of Mpower subsequent to May 16, 2007, are included in the results of operations.

The transaction was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). In accordance with SFAS 141, the purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the close of the acquisition, with amounts exceeding the fair value being recorded as goodwill. As the values of certain assets and liabilities are preliminary in nature, they are subject to adjustments as additional information is obtained. In order to estimate the value of the noncurrent and intangible assets acquired, the Company used two generally accepted valuation approaches: the income approach and the cost approach. The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for depreciation. The other intangible assets were appraised using the income approach which values the asset at the present value of the expected economic income to be earned from the ownership of the asset. This requires estimates regarding the future cash flows of the asset as well as the rate of return.

The following table summarizes the estimated allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of the acquisition (in millions):

Property and equipment	$3.8
Goodwill	5.1
Intangible assets	9.5

Total assets	$18.4

Current liabilities	$0.4
Long term liabilities	0.7

Total liabilities	1.1
Cash paid	$17.3

The following table presents detail of the purchase price allocated to intangible assets as of the date of acquisition (in millions):

	Fair Value	Weighted Average Amortization Period
Non-compete / Non-solicit agreements	$4.3	2 years
Customer relationships	5.2	5 years

Total intangible assets subject to amortization	$9.5	3.7 years

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Note 7.    Assets Held for Sale

The Company completed the sale of its ATS operations on March 9, 2007 for approximately $16 million, resulting in a loss on sale of $1.0 million. Assets held for sale and liabilities related to assets held for sale have been presented separately in the asset and liabilities sections of the condensed consolidated balance sheet as of December 31, 2006.

The carrying amounts of the major classes of assets held for sale and liabilities related to assets held for sale as of December 31, 2006 were as follows (in millions):

December 31, 2006
Current assets	$0.9
Property & equipment, net	18.7

19.6

Liabilities related to assets held for sale	$1.6

In connection with the Company’s strategic plan, it may divest certain assets or markets that it no longer deems core to its business strategy. At December 31, 2006, the Company was in discussions with a potential buyer for certain property and equipment and customers in North Dakota and had classified the related property and equipment, totaling $1.6 million, as held for sale in the consolidated balance sheet. Since that time, discussions with the potential buyer have ceased and the Company does not anticipate that a sale will occur in the next twelve months. As a result, the assets are no longer classified as held for sale as of September 30, 2007.

Note 8.    Trade Receivables

The composition of trade receivables, net, is as follows (in millions):

	December 31, 2006	September 30, 2007
Trade Receivables
Billed	$37.9	$47.3
Unbilled	3.4	2.6

	41.3	49.9
Allowance for doubtful accounts and discounts	$(9.2)	(8.8)

	$32.1	$41.1

Note 9.    Other Accrued Liabilities

Other accrued liabilities consisted of the following (in millions):

	December 31, 2006	September 30, 2007
Accrued Sales/Use/Excise Taxes	$16.3	$13.3
Interest	4.3	7.0
Accrued property taxes	5.3	3.7
Customer deposits	5.7	2.2
Other	17.2	19.1

	$48.8	$45.3

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Note 10.    Other Intangible Assets

Intangible assets with finite lives at December 31, 2006 and September 30, 2007 are summarized as follows (in millions):

December 31, 2006:	Gross	Accumulated Amortization	Net
Deferred line installation costs	$16.5	$3.9	$12.6
Customer relationships	15.1	3.5	11.6
McLeodUSA trade name	3.3	0.8	2.5

	$34.9	$8.2	$26.7

September 30, 2007	Gross	Accumulated Amortization	Net
Deferred line installation costs	$27.7	$12.0	$15.7
Customer relationships	20.3	5.6	14.7
Non-compete agreement	4.2	0.8	3.4
McLeodUSA trade name	3.3	1.4	1.9

	$55.5	$19.8	$35.7

Annual estimated amortization expense for intangible assets above is $5.4 million for the remainder of 2007, $21.8 million for 2008, $6.7 million for 2009, and $1.8 million for 2010.

Note 11.    Accounting for Asset Retirement Obligations

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred and capitalized as part of the carrying amount of the long-lived asset. Over time, the liability is recorded at its present value each period through accretion expense, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the obligation.

Changes in the carrying amount of the asset retirement obligation for the nine months ended September 30, 2007 are summarized as follows (in millions):

Balance, December 31, 2006	$14.2
Interest accretion	1.2
Additions	0.7
Payments	(0.1)

Balance, September 30, 2007	$16.0

The Company recorded additional asset retirement obligations of $0.7 million in connection with the acquisition of the Chicago-area customer base and related assets of Mpower Communications Corp.

The asset retirement obligations are estimated based on various assumptions reviewed periodically by the Company. If information becomes known that is different than the assumptions in use, revisions are made using the more precise information. If actual results differ from the assumptions used, the amount of the obligations will differ, perhaps significantly, from the amounts reflected in the accompanying consolidated financial statements.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Note 12.    Employee Benefit Plan

The Company maintains two contributory retirement plan (the “401(k) Plans”) for its employees (including executive officers) age 21 and over with at least three months of service with the Company. One 401(k) Plan covers employees with job titles of Director and above and provides that each participant may contribute up to 50% of his or her salary (not to exceed the annual statutory limit). The second 401(k) plan covers employees with job titles below Director. This plan allows matching contributions and as of May 1, 2007, the Company began matching 50% of the first 4% of each participant’s contribution in this plan. Prior to May 1, 2007, no matching contributions were made.

Note 13.    Debt

On September 28, 2006, the Company completed a private placement of notes with a principal amount of $120.0 million (the “Notes”). The Notes bear interest at 10.5% per annum, payable semi-annually in arrears, and mature on October 1, 2011. No principal payments are due until maturity. In connection with the private placement of the Notes, the Company entered into a registration rights agreement in which the Company agreed to, among other things, file a registration statement with the SEC within 180 days of the issuance of the Notes and use its best efforts to cause the registration statement to be declared effective within 270 days after the issuance of the Notes. As of September 30, 2007, the registration statement had not been declared effective. As a result of the registration default, the annual interest rate on the Notes will increase by 0.25% for any subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. As of September 30, 2007, the Company has accrued the additional interest it expects to incur.

The Notes are collateralized by substantially all of the Company’s tangible and intangible assets and include restrictions as to, among other things, additional indebtedness, payment of cash dividends, liens, investments and asset sales. The Notes do not contain financial maintenance covenants. The Company chose to redeem a portion of the Notes out of the proceeds from the sale of the Company’s ATS cable and telephony business of approximately $16 million. The Company redeemed $16 million in aggregate principal amount of the Notes on May 8, 2007. The Notes also allow for the redemption of up to 35% of the aggregate principal amount of the Notes prior to October 1, 2009, subject to certain prepayment premiums. The holders of the Notes may require the Company to repurchase the Notes at 101% of the principal amount upon the occurrence of a change of control.

The Company entered into capital leases for computer equipment and an installment purchase of software licensing during the first nine months of 2007, resulting in additional debt of $2.0 million, of which $1.2 million is classified as long-term.

Note 14.    Capital Stock

The 2006 Omnibus Equity Plan is administered by a committee established at the discretion of the Company’s board of directors. This committee, with the approval of the board of directors, increased the total number of Common Stock for issuance in the form of restricted stock or stock option awards from 3,100,000 shares to 3,500,000 shares on August 6, 2007.

Note 15.    Litigation

The Company is involved in numerous regulatory proceedings before state public utility commissions and the Federal Communications Commission (the “FCC”), particularly in connection with actions by the regional Bell operating companies (the “RBOCs”), which include AT&T, Qwest and Verizon. The Company anticipates

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

that the RBOCs will continue to pursue litigation, changes in regulations and legislation in states within the Company’s 20-state network footprint, as well as before the FCC and Congress, to reduce regulatory oversight and regulation over their rates, operations and access by others to their networks. This includes the pursuit of major changes in the Telecommunications Act of 1996, which may adversely affect competitive local exchange carriers (“CLECs”), including the Company. If adopted, these changes could make it more difficult for the Company to challenge the RBOCs’ competitive actions and to compete with the RBOCs generally.

The Company is one of several defendants in a lawsuit brought by AT&T and its affiliates in the U.S. District Court in the Eastern District of Missouri in February 2005. AT&T alleges that the Company conspired with one or more of Global Crossing and its affiliates, certain named competitive local exchange carriers, and/or certain unnamed Least Cost Router entities (“LCRs”), to breach AT&T’s state or federal tariffs, unjustly enrich themselves and commit fraud on AT&T. AT&T alleges that the defendants knowingly disguised long distance calls that were terminated to AT&T so that they appeared to AT&T to be local calls thereby depriving AT&T of the difference between the access charge rate owed for termination of long distance calls and the reciprocal compensation rate owed for termination of local calls. The Company filed its answer on April 1, 2005, denying all liability. No discovery has been conducted in the case. On February 7, 2006, the Court entered an order staying the case on the grounds that primary jurisdiction regarding the obligations of the defendants rests with the FCC. AT&T did not quantify its damages, and the case was stayed. The claims remain pending with the FCC. Because this case is in an early stage and no specific claim of damages has been made against the Company, the risk of damages against the Company, if any, cannot be estimated at this time. The Company intends to vigorously defend against these claims.

The Company has been sued in two actions brought in May 2003 in the Circuit Court of Cook County, Illinois, consolidated as Telecommunications Network Design, Inc. vs. McLeodUSA, No. 03 CH 8477, and certified as a class action, for allegedly sending unsolicited faxes in violation of 47 U.S.C. section 227(b)(3). The complaints do not quantify the alleged damages. Under the statute, recipients of unsolicited facsimile advertisements are entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. The Company has demanded coverage from its insurance carrier, AIG, which initially denied coverage. On September 17, 2007, McLeodUSA and AIG entered into a settlement agreement whereby AIG promised to indemnify McLeodUSA from any adverse judgment or settlement in this case, with McLeodUSA paying $100,000, subject to court approval. On October 3, 2007, the court approved the settlement.

The Company has protested and appealed various sales and use tax assessments levied in January 2002 by the Iowa Department of Revenue with respect to the purchase of certain equipment from 1996 through 2000. These assessments total approximately $8 million, excluding interest and penalties. The Company believes it has meritorious defenses against these assessments and intends to vigorously defend itself during this appeal process. The Company has reserved what it believes to be an adequate amount related to this dispute based on its assessment of the likely outcome. However, there can be no assurance that its business will not be materially adversely affected by a negative outcome of this dispute.

On March 13, 2007, the Universal Service Administrative Company (“USAC”), which administers the federal universal service program on behalf of the FCC, completed an audit of the Company’s contributions to the federal universal service program based upon the Company’s 2005 revenues. The audit report concludes that the Company underreported or misclassified certain telecommunications service revenues, resulting in a contribution shortfall of approximately $4.0 million. The Company filed additional material with USAC and a revised report in October 2007. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome. The Company is continuing to negotiate with USAC in an attempt to revise or amend their findings. The Company has also filed an appeal of the audit findings to the FCC.

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

As a result of a settlement reached with Qwest prior to the Company’s emergence from Chapter 11, the Company filed complaints against Qwest during the first quarter of 2006 with several state utility commissions related to a collocation billing dispute. The Company had withheld payments due to Qwest because it believed Qwest had not properly implemented the parties’ amended interconnection agreement. The Company has filed a civil complaint in federal district court asking it to review the Iowa case based on federal and state law. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

Also as a result of the settlement with Qwest, on March 14, 2006, the Company filed an action against Qwest in the U.S. District Court for the Northern District of Iowa seeking recovery of damages related to numerous other billings between the parties. Qwest filed a counterclaim for amounts it believes the Company owes it. This lawsuit encompasses billing disputes involving access billing for 800 toll-free calls made by the Company’s customers and 800 toll-free calls made by third-party wireless carrier customers, access charges related to VoIP traffic, billing disputes related to the parties unbundled network element platform agreement, backbilling for collocation space and related disputes for fiber maintenance fees under an IRU agreement between the parties, reimbursement of third-party access charges and other issues. In addition, Qwest alleges that the Company improperly entered into revenue-sharing arrangements with wireless carriers in order to charge Qwest for access services provided to such carriers whose customers made 800 toll-free calls that were routed through Qwest’s network. The Company is also seeking a declaratory judgment that it is not responsible for reimbursing Qwest for terminating access charge payments that Qwest allegedly made to rural incumbent local exchange carriers for calls that were originated by its end user customers. Qwest claims its damages exceed $14 million, and the Company’s claims against Qwest exceed $12 million.

On July 24, 2006, the Company moved to dismiss Qwest’s negligent misrepresentation, conversion, trespass, fraud, fraudulent concealment and negligence counterclaims. On August 24, 2006, Qwest amended its counterclaims both by making additional factual allegations and by interposing a limited number of new legal theories. The Company filed a motion to dismiss Qwest’s amended counterclaims on September 11, 2006. On January 16, 2007, the court dismissed the negligence and negligent misrepresentation claims. The court declined to dismiss the remaining counterclaims. The Company filed its response to Qwest’s amended counterclaims, including the tort claims that were not dismissed on February 21, 2007. The Company believes that its billing was and remains consistent with industry practice, FCC regulations, its tariffs and interconnection agreements, and that it has good defenses to Qwest’s counterclaims. The Company intends to aggressively pursue its claims against Qwest and vigorously contest the Qwest counterclaims. The Company’s business and cash reserves could be adversely affected by adverse rulings by the court in this lawsuit, and the Company’s loss could be as high as the total amount of damages Qwest has claimed. The Company believes it has an adequate reserve related to this dispute based on its assessment of the likely outcome.

The Company, along with a number of other telecommunications carriers, filed suit in March 2006 against AT&T Corp. in the U.S. District Court in the District of New Jersey for unpaid and underpaid access charges. This suit claims that AT&T deliberately disguised the nature of certain calls so that the Company was unable to assess and bill the applicable access charges. AT&T has asserted a counterclaim alleging that the Company improperly billed AT&T terminating intrastate access charges on wireless roaming traffic, a portion of which should have been billed at the lower interstate rate. This counterclaim has been transferred by the court to the FCC for resolution. The parties are in settlement negotiations. The Company intends to pursue its claims and to contest the AT&T counterclaim vigorously.

The Company is not aware of any other material litigation against them. It is, however, party to a number of legal actions and proceedings arising from its provision and marketing of telecommunications services (including matters involving do-not-call and billing regulations), as well as certain legal actions and regulatory matters

McLEODUSA INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

arising in the ordinary course of business. The Company believes that the ultimate outcome of the foregoing actions will not result in a liability that would have a material adverse effect on its financial condition or results of operations.

Note 16.    Condensed Consolidating Financial Information

On September 28, 2006, McLeodUSA Incorporated (“Issuer”) issued the Notes. The Notes are fully, unconditionally and irrevocably guaranteed by each of the Company’s existing and future subsidiaries (“Subsidiary Guarantors”), jointly and severally. All of the Company’s subsidiaries are wholly owned. Substantially all of the Issuer’s cash flow is generated by the Subsidiary Guarantors. As a result, funds necessary to meet the Issuer’s debt service obligations are provided by the Subsidiary Guarantors.

The following information sets forth the Company’s Condensed Consolidating Balance Sheets as of September 30, 2007, and December 31, 2006, Condensed Consolidating Statements of Operations for the nine months ended September 30, 2007 and 2006, and Condensed Consolidating Statements of Cash Flows for the nine months ended September 30, 2007 and 2006.

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

September 30, 2007

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$23.0	$3.7	$—	$26.7
Restricted cash	4.6	—	—	4.6
Short term investments	7.6	—	—	7.6
Trade receivables, net	—	41.1	—	41.1
Prepaid expenses and other	1.8	5.3	—	7.1

Total current assets	37.0	50.1	—	87.1

Property and equipment, net	—	290.4	—	290.4
Investment in subsidiaries	91.2	73.3	(164.5)	—
Goodwill	—	5.1	—	5.1
Other intangibles, net	1.9	33.8	—	35.7
Other	5.2	4.5	—	9.7

Total assets	$135.3	$457.2	$(164.5)	$428.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$—	$0.8	$—	$0.8
Accounts payable	0.1	33.0	—	33.1
Accrued payroll and payroll related expenses	9.1	3.8	—	12.9
Other accrued liabilities	10.4	34.9	—	45.3
Deferred revenue, current portion	0.1	7.3	—	7.4

Total current liabilities	19.7	79.8	—	99.5

Long-term liabilities
Due (from) / due to affiliates	(174.8)	174.8	—	—
Long-term debt, less current maturities	104.0	1.2	—	105.2
Deferred revenue, less current portion	—	20.8	—	20.8
Other long-term liabilities	—	16.0	—	16.0

Total liabilities	(51.1)	292.6	—	241.5

Stockholders’ equity	186.4	164.6	(164.5)	186.5

Total liabilities and stockholders’ equity	$135.3	$457.2	$(164.5)	$428.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$58.7	$6.1	$—	$64.8
Restricted cash	10.6	—	—	10.6
Trade receivables, net	—	32.1	—	32.1
Prepaid expenses and other	3.7	7.1	—	10.8
Assets held for sale	—	19.6	—	19.6

Total current assets	73.0	64.9	—	137.9

Property and equipment, net	—	306.3	—	306.3
Investment in subsidiaries	320.0	352.1	(672.1)	—
Intangibles, net	2.5	24.2	—	26.7
Other	7.0	1.1	—	8.1

Total assets	$402.5	$748.6	$(672.1)	$479.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$0.5	$35.1	$—	$35.6
Accrued payroll and payroll related expenses	10.8	2.4	—	13.2
Other accrued liabilities	6.8	42.0	—	48.8
Deferred revenue, current portion	0.2	8.5	—	8.7
Liabilities related to assets held for sale	—	1.6	—	1.6

Total current liabilities	18.3	89.6	—	107.9

Long-term liabilities
Due (from) / due to affiliates	47.1	(47.1)	—	—
Long-term debt, less current maturities	120.0	—	—	120.0
Deferred revenue, less current portion	—	19.8	—	19.8
Other long-term liabilities	—	14.2	—	14.2

Total liabilities	185.4	76.5	—	261.9

Stockholders’ equity	217.1	672.1	(672.1)	217.1

Total liabilities and stockholders’ equity	$402.5	$748.6	$(672.1)	$479.0

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE INCOME

Nine months ended September 30, 2007

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$375.4	$—	$375.4
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	198.3	—	198.3
Selling, general and administrative	28.7	122.3	—	151.0
Depreciation and amortization	0.6	53.4	—	54.0
Restructuring	(0.1)	—	—	(0.1)

Total operating expenses	29.2	374.0	—	403.2

Operating (loss) income	(29.2)	1.4	—	(27.8)
Nonoperating expense:
Interest expense, net of amounts capitalized	(8.0)	(1.6)	—	(9.6)
Other expense	—	(0.2)	—	(0.2)

Net loss before equity in undistributed earnings (losses) of subsidiaries	(37.2)	(0.4)	—	(37.6)
Equity in undistributed earning (losses) of subsidiaries	(0.4)	0.4	—	—

Net loss	$(37.6)	$—	$—	$(37.6)

Other comprehensive income (loss), net of tax:
Unrealized holding gains arising during the period	$1.4	$—	$—	$1.4
Less: reclassification adjustment for gains included in net income	(1.4)	—	—	(1.4)

Total other comprehensive income	—	—	—	—

Comprehensive (loss) income	$(37.6)	$—	$—	$(37.6)

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE INCOME

Nine months ended September 30, 2006

	Issuer	Combined Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$417.9	$—	$417.9
Operating expenses:
Cost of service (exclusive of depreciation and amortization expense shown separately below)	—	245.3	—	245.3
Selling, general and administrative	18.3	117.1	—	135.4
Depreciation and amortization	0.6	43.6	—	44.2
Restructuring	2.5	—	—	2.5

Total operating expenses	21.4	406.0	—	427.4

Operating (loss) income	(21.4)	11.9	—	(9.5)
Nonoperating expense:
Interest expense, net of amounts capitalized	(7.9)	(1.3)	—	(9.2)
Other expense	—	(0.5)	—	(0.5)

Net (loss) income before equity in undistributed earnings (losses) of subsidiaries	(29.3)	10.1	—	(19.2)
Equity in undistributed earning (losses) of subsidiaries	10.1	(10.1)	—	—

Net loss	$(19.2)	$—	$—	$(19.2)

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2007

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(37.2)	$(0.4)	$(37.6)
Depreciation and amortization	0.6	53.4	54.0
Stock compensation expense	7.0	—	7.0
Changes in operating assets and liabilities	(1.0)	(4.1)	(5.1)

Net cash provided by (used in) operating activities	(30.6)	48.9	18.3

Cash Flows from Investing Activities
Purchase of property and equipment	—	(24.2)	(24.2)
Deferred line installation costs	—	(11.4)	(11.4)
Proceeds from sale of assets	—	16.9	16.9
Acquisition	—	(17.3)	(17.3)
Purchase of available-for-sale securities	(7.6)	—	(7.6)
Decrease in restricted cash	3.4	—	3.4

Net cash used in investing activities	(4.2)	(36.0)	(40.2)

Cash Flows from Financing Activities
Payments on long-term debt	(16.0)	(0.2)	(16.2)
Change in due to/due from affiliates	15.1	(15.1)	—

Net cash used in financing activities	(0.9)	(15.3)	(16.2)

Net decrease in cash and cash equivalents	(35.7)	(2.4)	(38.1)

Cash and cash equivalents
Beginning	58.7	6.1	64.8

Ending	$23.0	$3.7	$26.7

McLEODUSA INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2006

	Issuer	Combined Guarantor Subsidiaries	Consolidated
Cash Flow from Operating Activities
Net loss	$(11.5)	$(7.7)	$(19.2)
Depreciation and amortization	0.6	43.6	44.2
Stock compensation	3.2	—	3.2
Changes in operating assets and liabilities	4.5	(6.7)	(2.2)

Net cash provided by (used in) operating activities	(3.2)	29.2	26.0

Cash Flows from Investing Activities
Purchase of property and equipment	—	(22.1)	(22.1)
Deferred line installation costs	—	(12.7)	(12.7)
Proceeds from sale of assets	—	2.5	2.5
Decrease in restricted cash	34.6	—	34.6

Net cash provided by (used in) investing activities	34.6	(32.3)	2.3

Cash Flows from Financing Activities
Repayments of long-term debt	(110.0)	—	(110.0)
Proceeds from long-term debt	130.0	—	130.0
Deferred financing fees	(5.3)	—	(5.3)
Change in due to/due from affiliates	—	—	—

Net cash provided by financing activities	14.7	—	14.7

Net increase (decrease) in cash and cash equivalents	46.1	(3.1)	43.0

Cash and cash equivalents
Beginning	13.9	6.1	20.0

Ending	$60.0	$3.0	$63.0

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PAETEC HOLDING CORP.,

PS ACQUISITION CORP.

AND

MCLEODUSA INCORPORATED

DATED AS OF SEPTEMBER 17, 2007

AGREEMENT AND PLAN OF MERGER

Exhibits

Exhibit 1.7	Form of Board Membership Agreement
Exhibit 5.12(a)	Form of Affiliate Letter
Exhibit 5.12(b)	Form of Lock-Up Letter
Exhibit 5.16	Registration Rights Provisions

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 17, 2007, by and among PAETEC HOLDING CORP., a Delaware corporation (“Buyer”), PS ACQUISITION CORP., a Delaware corporation and a direct wholly-owned subsidiary of Buyer (“Merger Sub”), and MCLEODUSA INCORPORATED, a Delaware corporation (“Seller”). Certain terms used in this Agreement are defined in Section 8.3.

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Buyer, Merger Sub and Seller have deemed it advisable and in the best interests of their respective corporations and their respective stockholders that Buyer and Seller engage in the business combination provided for in this Agreement in order to advance their respective long-term strategic business interests;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Buyer, Merger Sub and Seller have approved this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into Seller with Seller continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of Seller has determined that this Agreement and the transactions contemplated hereby are in the best interests of Seller and its stockholders (the “Stockholders”) and has determined to recommend to the Stockholders the adoption of this Agreement and approval of the transactions contemplated hereby, including the Merger (the “Seller Stockholder Approval”);

WHEREAS, the Board of Directors of Buyer has determined that this Agreement and the transactions contemplated hereby are in the best interests of Buyer and its stockholders (the “Buyer Stockholders”) and has determined to recommend to the Buyer Stockholders the approval by the Buyer Stockholders of the issuance of Buyer Common Stock in the Merger (the “Buyer Recommendation”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the parties’ willingness to enter into this Agreement, certain Buyer Stockholders, Buyer and Seller have entered into voting agreements (collectively, the “Buyer Voting Agreements”) pursuant to which each such Buyer Stockholder has agreed with Buyer and Seller, subject to the terms and conditions set forth therein, to vote in favor of the issuance of the Buyer Common Stock in the Merger pursuant to this Agreement; and

WHEREAS, for United States income tax purposes, it is intended that the Merger qualify as a tax free reorganization within the meaning of Section 368(a) of the Code;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1

ARTICLE I

THE MERGER

SECTION 1.1. The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into Seller, at which time the separate corporate existence of Merger Sub shall cease and Seller shall continue as the surviving corporation in the Merger and shall be a wholly-owned, direct subsidiary of Buyer (the “Surviving Corporation”). From and after the Effective Time, the Surviving Corporation shall succeed to and assume all of the property, rights, privileges, powers and franchises of Seller and Merger Sub in accordance with this Agreement and the DGCL.

SECTION 1.2. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on a date to be specified by the parties, which shall be no later than the second (2nd) business day after satisfaction or waiver of all of the conditions set forth in Article VI (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) at the offices of Hogan & Hartson L.L.P., 8300 Greensboro Drive, McLean, Virginia 22102, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that, notwithstanding anything to the contrary in this Agreement or otherwise, neither the Closing nor the Effective Time shall take place or occur prior to January 10, 2008. The date on which the Closing occurs is referred to herein as the “Closing Date.”

SECTION 1.3. Effective Time. Subject to the terms and conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or, if Buyer and Seller shall otherwise agree, at such subsequent date or time as Buyer and Seller shall specify in the Certificate of Merger, which date shall be not more than ninety (90) days after the date the Certificate of Merger is received for filing. The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

SECTION 1.4. Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Buyer and its Subsidiaries hereby disclaim any intention to subject themselves to any ongoing liabilities or obligations under any Contract to which Seller or any of its Subsidiaries is a party, except as may occur by operation of law as a result of the Merger.

SECTION 1.5. Organizational Documents of the Surviving Corporation. The certificate of incorporation of Seller, as in effect immediately prior to the Effective Time, shall be amended in its entirety in the Merger to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be McLeodUSA Incorporated, and as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Laws and as provided in such certificate of incorporation. The bylaws of Seller, as in effect immediately prior to the Effective Time, shall be amended in their entirety at the Effective Time to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be McLeodUSA Incorporated, and as so amended, such bylaws shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Laws and as provided in such bylaws and the certificate of incorporation of the Surviving Corporation.

SECTION 1.6. Directors and Officers of the Surviving Corporation. The directors of Merger Sub shall, from and after the Effective Time, become the initial directors of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance

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with the certificate of incorporation and bylaws of the Surviving Corporation and Applicable Laws. The officers of Buyer shall, from and after the Effective Time, become the initial officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

SECTION 1.7. Directors of Buyer at the Effective Time. As of the Effective Time, Buyer shall (a) cause the number of directors that shall constitute the full Board of Directors of Buyer to be increased by one from the number of directors serving on the Board of Directors of Buyer immediately prior to the Effective Time and (b) take such action as may be necessary in accordance with the Restated Certificate of Incorporation of Buyer, as amended and currently in effect (the “Buyer Charter”), and the Amended and Restated Bylaws of Buyer, as amended and currently in effect (the “Buyer Bylaws” and, together with the Buyer Charter, the “Buyer Organizational Documents”), to cause to be elected or appointed as a Class III director of Buyer, as of the day immediately following the Closing Date, such individual as shall be designated by the Wayzata Funds and as shall be reasonably acceptable to Buyer. At the Closing, Buyer shall deliver to Seller a signed counterpart to the board membership agreement substantially in the form attached hereto as Exhibit 1.7 (the “Board Membership Agreement”) which, upon execution by the Seller Funds, shall be effective as of the Effective Time.

ARTICLE II

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

SECTION 2.1. Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, Seller or the holders of any shares of common stock, par value $0.01 per share, of Seller (the “Seller Common Stock”):

(a) Conversion of Seller Common Stock. Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.1(c) and Dissenting Shares) shall be cancelled and converted into the right to receive 1.30 shares of Buyer Common Stock (the “Exchange Ratio”). The shares of Buyer Common Stock issuable to holders of Seller Common Stock pursuant hereto are sometimes referred to herein as the “Merger Consideration.” As a result of the Merger, at the Effective Time, each holder of a Certificate shall cease to have any rights with respect thereto, except that such Certificate shall represent only the right to receive the Merger Consideration deliverable in respect of the shares of Seller Common Stock represented by such Certificate immediately prior to the Effective Time, any cash in lieu of fractional shares payable pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.4(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such Certificate in accordance with Section 2.4(b) (or, in the case of a lost, stolen or destroyed Certificate, Section 2.4(i)).

(b) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) Cancellation of Shares. Each share of Seller Common Stock owned by Buyer or Merger Sub, or held in the treasury of Seller, in each case immediately prior to the Effective Time, shall be cancelled pursuant to the Merger, and no consideration shall be delivered in respect thereof.

(d) Fractional Shares. No fraction of a share of Buyer Common Stock shall be issued by virtue of the Merger, but in lieu thereof each holder of shares of Seller Common Stock who would otherwise be entitled to a fraction of a share of Buyer Common Stock (after aggregating all shares of Buyer Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate or Certificates, receive from Buyer an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of (i) the fractional share interest (after aggregating all shares of Buyer Common Stock that otherwise would be received by such holder) which such holder would otherwise receive, multiplied by

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(ii) the closing price of one share of Buyer Common Stock on The NASDAQ Stock Market LLC (“NASDAQ”) on the trading day which is one (1) trading day prior to the Closing Date.

(e) Adjustments to Exchange Ratio. The Exchange Ratio, the Merger Consideration and any amount payable pursuant to Section 2.1(d) or Section 2.4(c) shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Seller Common Stock or Buyer Common Stock), reorganization, recapitalization, reclassification or other similar change with respect to Seller Common Stock or Buyer Common Stock having a record date occurring on or after the date hereof and prior to the Effective Time.

(f) Dissenting Shares. Notwithstanding the provisions of Section 2.1(a), each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who has demanded appraisal for such share of Seller Common Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration to be paid with respect to such share of Seller Common Stock, pursuant to Section 2.1(a), unless such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal, but shall be converted into the right to receive such amounts as may be determined to be due pursuant to Section 262 of the DGCL. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal, such Dissenting Share shall be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration to be paid with respect to such share pursuant to Section 2.1(a). Seller shall give Buyer prompt notice and a copy of any notice of any demands received by Seller for appraisal of shares of Seller Common Stock and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Buyer, Seller shall not make any payment with respect to, or settle or offer to settle, any such demands.

SECTION 2.2. Restricted Stock. At the Effective Time, without any further action on the part of Buyer, Merger Sub, Seller or any holder of any shares of restricted Seller Common Stock granted under the Seller 2006 Plan (the “Restricted Stock”) (whether vested or unvested) outstanding immediately prior to the Effective Time, each share of Restricted Stock outstanding immediately prior to the Effective Time shall vest and shall be cancelled and converted into the right to receive, in respect of each underlying share of Seller Common Stock, the Merger Consideration in accordance with Section 2.1(a).

SECTION 2.3. Stock Options; Stock Option Agreements.

(a) At the Effective Time, each then outstanding option to purchase Seller Common Stock (a “Seller Option”) granted under the Seller 2006 Plan, whether or not vested or exercisable at the Effective Time, shall be assumed by Buyer and converted into an option to acquire, on the same terms and conditions as the terms and conditions that were applicable to such Seller Option, the number of shares of Buyer Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Seller Common Stock subject to such Seller Option multiplied by (B) the Exchange Ratio, at an exercise price per share of Buyer Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the aggregate exercise price for the shares of Seller Common Stock subject to such Seller Option by (2) the aggregate number of shares of Buyer Common Stock to be subject to such Seller Option after giving effect to the adjustments in this Section 2.3(a) (each, as so adjusted, an “Adjusted Option”). In furtherance of the foregoing, at the Effective Time, Buyer shall assume the Seller 2006 Plan with respect to the Adjusted Options outstanding under the Seller 2006 Plan following the Effective Time. Buyer may elect to make additional grants of awards for Buyer Common Stock under the Seller 2006 Plan to Continuing Employees.

(b) The adjustments provided in Section 2.3(a) shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code. Except to the extent required under the respective terms of the Adjusted Options or as otherwise provided in this Section 2.3(b), all restrictions or limitations on transfer and vesting with respect to such Adjusted Options to the extent that such restrictions or limitations shall have not already lapsed in accordance with their respective terms, and all other terms thereof, shall

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remain in full force and effect with respect to such Adjusted Options after giving effect to the Merger and the assumption by Buyer set forth in Section 2.3(a). Any holder of Seller Options vesting pursuant to the Merger who gives proper notice of exercise thereof and properly exercises such Seller Options prior to the Effective Time shall be deemed to have exercised such Seller Options immediately prior to the Effective Time and the shares of Seller Common Stock issuable to such holder in connection with such exercise of such Seller Options shall be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 2.1(a).

(c) Prior to the Effective Time, Seller shall take all corporate action necessary, including, to the extent necessary, amending the Seller 2006 Plan and any relevant award agreements thereunder, to effectuate the provisions of this Section 2.3 effective as of the Effective Time.

(d) Reasonably promptly following the Effective Time, Buyer shall (i) issue to each holder of an Adjusted Option, a writing (which may be in electronic form) evidencing the foregoing assumption of such Adjusted Option and (ii) issue appropriate notices (which may be in electronic form) setting forth such holder’s rights pursuant to the Adjusted Options, including the effect of the Merger on such Adjusted Options. Prior to the Effective Time, Buyer shall take such actions as are necessary for the assumption of the Seller 2006 Plan and the Adjusted Options pursuant to Section 2.3(a). Subject to receiving full cooperation from Seller and its independent registered public accounting firm, as soon as is commercially reasonable after the Closing Date, Buyer shall file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Buyer Common Stock subject to the Adjusted Options and shall use commercially reasonable efforts to have such registration statement or post-effective amendment declared effective as soon as reasonably practicable following the Effective Time.

SECTION 2.4. Exchange of Shares and Certificates.

(a) Exchange Agent. Not less than three (3) business days prior to the Closing Date, Buyer shall engage an institution reasonably satisfactory to Seller (the transfer agent from time to time of Buyer Common Stock being deemed satisfactory to Seller) to act as exchange agent in connection with the Merger (the “Exchange Agent”). At such times which shall be sufficient to comply with the procedures set forth in Section 2.4(b), Buyer shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Seller Common Stock immediately prior to the Effective Time, certificates representing the Merger Consideration issuable pursuant to Section 2.1(a). In addition, Buyer shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, cash in an amount sufficient to make the payments in lieu of fractional shares pursuant to Section 2.1(d) and any dividends or distributions to which former holders of shares of Seller Common Stock may be entitled pursuant to Section 2.4(c). All cash and certificates representing shares of Buyer Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. From and after the Effective Time, each holder of record of a certificate or certificates (“Certificates”) which represented shares of Seller Common Stock outstanding immediately prior to the Effective Time, in order to receive the Merger Consideration deliverable in respect of such shares of Seller Common Stock, shall surrender each Certificate to the Exchange Agent along with (i) a letter of transmittal (which shall specify that delivery of the Merger Consideration shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in form and substance reasonably acceptable to Buyer and Seller) and (ii) other appropriate materials and instructions for use in effecting the surrender of the Certificates in exchange for the aggregate Merger Consideration that such holder has a right to receive pursuant to Section 2.1(a), cash in an amount sufficient to make the payments in lieu of fractional shares pursuant to Section 2.1(d) and any dividends or other distributions to which former holders of shares of Seller Common Stock may be entitled pursuant to Section 2.4(c). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent (the “Surrender

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Date”), the holder of such Certificates shall be entitled to receive in exchange therefor, as soon as reasonably practicable after the Surrender Date, (i) the number of whole shares of Buyer Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.1 (which shall be in uncertificated book entry form unless a physical certificate is issued by Buyer), (ii) payment of cash in lieu of fractional shares which such holder is entitled to receive pursuant to Section 2.1(d) and (iii) any dividends or distributions payable pursuant to Section 2.4(c), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Seller Common Stock which is not registered in the transfer records of Seller, a certificate representing the proper number of shares of Buyer Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Buyer Common Stock to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Buyer that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.4(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(d) or Section 2.4(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to this Article II. Buyer and Seller agree to use commercially reasonable efforts to work with the Exchange Agent prior to the Closing Date to create a process acceptable to each of Buyer, Seller and the Exchange Agent to allow each holder of Seller Common Stock who complies with the terms and conditions of this Section 2.4(b) (including the delivery of Certificates with a duly executed letter of transmittal to the Exchange Agent) to receive the Merger Consideration owing to such holder as promptly as is reasonably practicable after the Effective Time.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Buyer Common Stock with a record date after the Effective Time shall be delivered to the holder of any unsurrendered Certificate with respect to the shares of Buyer Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.1(d), until such Certificate has been surrendered in accordance with this Article II. Subject to Applicable Laws, following surrender of any such Certificate, there shall be delivered to the recordholder thereof, without interest, (i) promptly after such surrender, the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a), together with any cash payable in lieu of a fractional share of Buyer Common Stock to which such holder is entitled pursuant to Section 2.1(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Buyer Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Buyer Common Stock.

(d) No Further Ownership Rights in Seller Common Stock. All shares of Buyer Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(d) or Section 2.4(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the shares of Seller Common Stock previously represented by such Certificates. As of the Effective Time, the stock transfer books of Seller shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Seller Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates one (1) year after the Effective Time shall be delivered to Buyer, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Buyer for delivery of their claim for Merger Consideration pursuant to Section 2.1(a), any cash in lieu of fractional shares of Buyer Common Stock pursuant to Section 2.1(d) and any dividends or distributions pursuant to Section 2.4(c).

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(f) No Liability. None of Buyer, Merger Sub, Seller or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any portion of the Exchange Fund (or dividends or distributions with respect thereto) delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven (7) years after the Effective Time, or immediately prior to such earlier date on which any portion of the Exchange Fund or any dividends or distributions with respect to Buyer Common Stock issuable in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Laws, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Buyer from time to time, provided, that no such investment or loss thereon shall affect the amounts payable to the Stockholders after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to Buyer.

(h) Withholding Rights. Buyer and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Seller Common Stock immediately prior to the Effective Time such amounts as Buyer or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax law. To the extent that amounts are so withheld by Buyer or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid. Without limiting the generality of the foregoing, Buyer and the Exchange Agent shall have the right to require any Person to pay to Buyer or the Exchange Agent, as the case may be, an amount of cash equal to the withholding Tax (including, but subject to the provisions of Section 5.15, withholding Tax under Section 1445(a) of the Code) imposed with respect to the Seller Common Stock acquired from such Person prior to, and as a condition to, the transfer to such Person of the Merger Consideration.

(i) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration as may be required pursuant to Section 2.1(a), cash for fractional shares pursuant to Section 2.1(d) and any dividends or distributions payable pursuant to Section 2.4(c); provided, that Buyer may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver either (i) an agreement of indemnification in a form satisfactory to Buyer and the Exchange Agent or (ii) a bond in such sum as Buyer or the Exchange Agent may reasonably direct, as indemnity against any claim that may be made against Buyer or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

SECTION 2.5. Certain Tax Matters. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations with respect to the Merger. Neither Buyer nor Seller has taken or shall take any action, or has failed to take or shall fail to take any action, either before or after the Closing, which could reasonably be expected to cause the Merger to fail to qualify as a reorganization. Except as required by Applicable Laws, each party hereto shall report the Merger for federal income tax purposes consistent with such intended tax treatment, and, as of the date hereof, the parties believe that such reporting shall be consistent with such intended tax treatment.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.1. Representations and Warranties of Seller. Except as disclosed in the disclosure schedule dated as of the date hereof and delivered by Seller to Buyer concurrently with or prior to the execution and delivery by Seller of this Agreement, which shall make reference to the particular section or subsection of this Agreement to which exception is being taken (it being agreed that any information disclosed in one section of such disclosure schedule shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent) (the “Seller Disclosure Schedule“), Seller represents and warrants to Buyer and Merger Sub as follows:

(a) Organization, Standing and Corporate Power; Charter Documents; Subsidiaries.

(i) Organization, Standing and Corporate Power. Each of Seller and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is incorporated or otherwise organized and each has the requisite corporate (or similar) power and authority and all necessary government approvals to own, lease and operate its properties and to carry on its business as currently conducted, except for those jurisdictions in which the failure to have such power, authority or government approvals and to be so organized, existing or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Seller and its Subsidiaries, taken as a whole (a “Seller Material Adverse Effect”). Each of Seller and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have a Seller Material Adverse Effect.

(ii) Charter Documents. Seller has delivered or made available to Buyer complete and correct copies of (A) the Third Amended and Restated Certificate of Incorporation of Seller, as amended and currently in effect (the “Seller Charter”), and the Third Amended and Restated Bylaws of Seller, as amended and currently in effect (the “Seller Bylaws,” and, together with the Seller Charter, the “Seller Organizational Documents”) and (B) the articles or certificate of incorporation and bylaws or like organizational documents of each of the Subsidiaries of Seller, as amended and currently in effect (collectively, the “Seller Subsidiary Organizational Documents”), and each such instrument is in full force and effect. Seller is not in violation of the Seller Organizational Documents and no Subsidiary of Seller is in violation of its Seller Subsidiary Organizational Documents. Seller has made available to Buyer complete and accurate minute books of Seller and its Subsidiaries.

(iii) Subsidiaries. Section 3.1(a)(iii) of the Seller Disclosure Schedule lists each of the Subsidiaries of Seller including the name of each such entity, the state or jurisdiction of its incorporation or organization and Seller’s direct or indirect interest therein. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Seller have been validly issued and are fully paid and nonassessable, are owned directly or indirectly by Seller and, except as disclosed in Section 3.1(a)(iii) of the Seller Disclosure Schedule, are free and clear of all Liens and free of any other restriction (including preemptive rights and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

(b) Capital Structure.

(i) The authorized capital stock of Seller consists of 37,500,000 shares of Seller Common Stock. As of the date hereof, (A) 30,750,000 shares of Seller Common Stock are issued and outstanding (including 750,000 shares of Restricted Stock); (B) no shares of Seller Common Stock are held by Seller in its treasury; (C) 2,750,000 shares of Seller Common Stock are reserved for issuance in respect of outstanding Seller Options pursuant to the Seller 2006 Omnibus Equity Plan, as amended through

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the date hereof (the “Seller 2006 Plan”); and (D) 2,696,300 shares of Seller Common Stock are issuable upon the exercise of the outstanding Seller Options, all of which Seller Options have been granted with an exercise price per share not less than the fair market value of a share of Seller Common Stock on the date of grant. Each outstanding share of capital stock of Seller is duly authorized, validly issued, fully paid, nonassessable and free of preemptive or similar rights. The Seller 2006 Plan has been approved by all requisite corporate action. Seller has delivered or made available to Buyer true and complete copies of the Seller 2006 Plan and each form of award agreement thereunder.

(ii) All shares of Seller Common Stock subject to issuance under the Seller 2006 Plan, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable and free of preemptive or similar rights.

(iii) No bonds, debentures, notes or other evidences of indebtedness having, or exercisable, convertible or exchangeable for or into other securities having, the right to vote on any matters on which stockholders of Seller may vote (“Voting Debt”) are issued or outstanding.

(iv) Except as disclosed in Section 3.1(b)(iv) of the Seller Disclosure Schedule or as may be disclosed in the Seller SEC Documents, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Seller or any of its Subsidiaries is a party or by which any of them is bound obligating Seller or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Seller or any of its Subsidiaries, or obligating Seller or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All outstanding shares of Seller Common Stock, all outstanding Seller Options and all outstanding shares of capital stock of each Subsidiary of Seller have been issued and granted in compliance in all material respects with (A) all applicable securities laws and all other Applicable Laws and (B) all requirements set forth in applicable material Contracts.

(v) Except as disclosed in Section 3.1(b)(v) of the Seller Disclosure Schedule or as may be disclosed in the Seller SEC Documents, neither Seller nor any of its Subsidiaries is a party to any currently effective Contract (A) restricting the purchase or transfer of, (B) relating to the voting of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring registration of or (E) granting any preemptive or antidilutive rights with respect to any capital stock of Seller or any of its Subsidiaries or any securities of the type referred to in Section 3.1(b)(iv).

(vi) Except as disclosed in Section 3.1(b)(vi) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries directly or indirectly beneficially owns any securities or other beneficial ownership interests in any other Person, other than in direct or indirect wholly-owned Subsidiaries of Seller. Except as disclosed in Section 3.1(b)(vi) of the Seller Disclosure Schedule, there are no outstanding contractual obligations of Seller or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Subsidiary of Seller or any other Person.

(vii) Neither Seller nor any of its Subsidiaries owns any shares of capital stock of Buyer or any of Buyer’s Subsidiaries.

(c) Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents.

(i) Authority. Seller has all requisite corporate power and authority to enter into this Agreement and the Seller Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Ancillary Agreements by Seller, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Seller, and no other corporate proceedings on the part of Seller and no

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stockholder votes or actions by written consent are necessary to authorize this Agreement or the Seller Ancillary Agreements or to consummate the transactions contemplated hereby or thereby, other than, with respect to approval of this Agreement and the transactions contemplated hereby, including the Merger, the Seller Stockholder Approval to be delivered pursuant to the Written Consents. This Agreement has been duly executed and delivered by Seller. At Closing, the Seller Ancillary Agreements shall be duly executed and delivered by Seller. Assuming the due authorization, execution and delivery of this Agreement by Buyer and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law) (collectively, “Creditors’ Laws”). Assuming the due authorization, execution and delivery at Closing of the Seller Ancillary Agreements by the counterparties thereto, the Seller Ancillary Agreements shall constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to Creditors’ Laws.

(ii) Board Approval. The Board of Directors of Seller has (A) determined that this Agreement and the Merger are advisable and fair to and in the best interests of Seller and the Stockholders, (B) duly approved this Agreement, the Seller Ancillary Agreements, the Merger and the other transactions contemplated hereby, which approval has not been rescinded or modified, (C) resolved to recommend this Agreement and the transactions contemplated hereby, including, the Merger to the Stockholders for approval, and (D) directed that this Agreement and the transactions contemplated hereby, including, the Merger, be submitted to the Stockholders for approval and adoption by written consent in accordance with Section 228 of the DGCL.

(iii) Voting Requirements. The affirmative vote (or written consent) of holders of a majority of the outstanding shares of Seller Common Stock, which is to be delivered pursuant to the Written Consents, is the only vote or action by written consent of the holders of any class or series of Seller capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. The Consenting Stockholders are the holders of a majority of the outstanding shares of Seller Common Stock as of the date hereof and as of the effective date of the Written Consents.

(iv) No Conflict. Except as disclosed in Section 3.1(c)(iv) of the Seller Disclosure Schedule, the execution and delivery of this Agreement and the Seller Ancillary Agreements by Seller do not, and the consummation by Seller of the transactions contemplated hereby and thereby and compliance by Seller with the provisions hereof and thereof shall not, violate any Applicable Laws, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver, notice or approval under, give rise to any right of termination or cancellation or acceleration of any right or obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Seller or any of its Subsidiaries or any restriction on the conduct of Seller’s business or operations under, (A) the Seller Organizational Documents or the Seller Subsidiary Organizational Documents, (B) any Contract to which Seller or any of its Subsidiaries is a party or a Seller License or Permit or (C) subject to the governmental filings and other matters referred to in Section 3.1(c)(v), any Applicable Laws with respect to Seller or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens, or failure to give notices or obtain consents, waivers or approvals, which would not, individually or in the aggregate, have a Seller Material Adverse Effect.

(v) Required Filings or Consents. No consent, waiver, order, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity or any other Person is required to be made, obtained, performed or given with respect to Seller or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Seller

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Ancillary Agreements by Seller or the consummation by Seller of the transactions contemplated hereby or thereby, except for:

(A) the filing of a pre-merger notification and report form by Seller under the HSR Act and, to the extent applicable, all required notifications and filings under the antitrust, competition or similar laws of any foreign jurisdiction;

(B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the relevant authorities of other states in which Seller is qualified to do business;

(C) the Seller Stockholder Approval;

(D) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or of the FCC disclosed in Section 3.1(c)(v)(D) of the Seller Disclosure Schedule;

(E) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or of those state public service or public utility commissions or similar state regulatory bodies disclosed in Section 3.1(c)(v)(E) of the Seller Disclosure Schedule;

(F) the consents, approvals, orders or authorizations disclosed in Section 3.1(c)(v)(F) of the Seller Disclosure Schedule; and

(G) any consent, approval, order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity or other Person (other than any of the foregoing addressed in paragraphs (A) through (F) above), the failure of which to be made or obtained, would not, individually or in the aggregate, have a Seller Material Adverse Effect.

(d) SEC Documents; Financial Statements. Neither Seller nor any of its Subsidiaries is subject to periodic reporting requirements of the Exchange Act. Prior to the date hereof, Seller has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-141586) and a Registration Statement on Form S-1 (Registration Statement No. 333-141490) including, in each case, all exhibits and the most recently filed amendments thereto (each such Registration Statement, as most recently amended prior to the date hereof, the “Seller SEC Documents”). As of the date hereof, the Seller SEC Documents (including the financial statements of Seller included in the Seller SEC Documents) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Seller SEC Documents, and none of the Seller SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. As of the date hereof, neither of the Seller SEC Documents has been declared effective by the SEC.

(i) Seller has delivered to Buyer true and complete copies of (A) the unaudited consolidated balance sheet of Seller and its Subsidiaries as of June 30, 2007, and (B) the related unaudited statements of income and cash flows for the quarterly period ended as of such date (the “Seller Unaudited Financial Statements”). Seller has delivered to Buyer true and complete copies of (A) the audited consolidated balance sheets of Seller and its Subsidiaries as of December 31, 2006 and December 31, 2005, and (B) the related audited statements of cash flows and the related audited statements of income for the applicable periods ending on such dates (the “Seller Audited Financial Statements,” and together with the Seller Unaudited Financial Statements, the “Seller Financial Statements”).

(ii) The (A) Seller Financial Statements, (B) the financial statements of Seller included in the Seller SEC Documents and (C) the financial statements of Seller required to be provided to Buyer pursuant to Section 4.3 (the “Subsequent Seller Financial Statements”) have been or (in the case of the Subsequent Seller Financial Statements) shall be prepared from the books and records of Seller and its Subsidiaries, and fairly present or (in the case of the Subsequent Seller Financial Statements) shall fairly present, in all material respects, the consolidated financial position of Seller and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for

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the periods then ended or ending in accordance with GAAP (subject, in the case of the Seller Unaudited Financial Statements and Subsequent Seller Financial Statements for interim fiscal periods, to normal year-end audit adjustments which are not material and lack of footnote disclosure). The financial books and records of Seller and its Subsidiaries, taken as a whole, are true and correct in all material respects.

(iii) Except as reflected or reserved against in the balance sheet of Seller, dated June 30, 2007 (including the notes thereto, the “Seller Balance Sheet”), and except as disclosed in Section 3.1(d)(iii) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) nor, to the Knowledge of Seller, does any basis exist therefor, other than liabilities or obligations that (A) were incurred since June 30, 2007 in the Ordinary Course of Business and, individually or in the aggregate, have not had a Seller Material Adverse Effect, (B) individually or in the aggregate, otherwise have not had a Seller Material Adverse Effect or (C) were incurred pursuant to this Agreement or the transactions contemplated hereby.

(iv) Seller has established and maintains a system of “internal control over financial reporting” (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Seller’s assets. To the Knowledge of Seller, there are no “material weaknesses” (as defined by the Public Company Accounting Oversight Board) or series of multiple “significant deficiencies” (as defined by the Public Company Accounting Oversight Board) that are reasonably likely to collectively represent a “material weakness” in the design or operation of Seller’s internal control over financial reporting.

(v) Section 3.1(d)(v) of the Seller Disclosure Schedule sets forth a true and complete list of all Indebtedness of Seller and any of its Subsidiaries as of the date hereof.

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Seller for inclusion in (i) the registration statement on Form S-4 to be filed with the SEC by Buyer in connection with the issuance of Buyer Common Stock in the Merger (including any amendments or supplements thereto, the “Form S-4”) shall, at the time the Form S-4 is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the proxy statement relating to the Buyer Stockholders Meeting (such proxy statement, together with the prospectus relating to the registration and issuance of shares of Buyer Common Stock to the Stockholders, as amended or supplemented from time to time, collectively, the “Proxy Statement/Prospectus”), shall, at the date it is first mailed to the Stockholders or Buyer Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by Seller with respect to information or statements made in the Form S-4 or the Proxy Statement/Prospectus which were not supplied by or on behalf of Seller for use therein.

(f) Absence of Certain Changes or Events.

(i) Since June 30, 2007 through the date hereof, and except as and to the extent disclosed in Section 3.1(f) of the Seller Disclosure Schedule or the Seller SEC Documents and except for liabilities incurred pursuant to this Agreement or the transactions contemplated hereby:

(A) Seller and its Subsidiaries have conducted their business only in the Ordinary Course of Business;

(B) there has not been any split, combination or reclassification of any of the capital stock of Seller or any of its Subsidiaries or any declaration, setting aside or payment of any dividend on, or

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other distribution (whether in cash, stock or property) in respect of, in lieu of or in substitution for, shares of capital stock of Seller or any of its Subsidiaries;

(C) except as disclosed in the Seller Financial Statements, there has not been any change in financial accounting methods, principles or practices by Seller or any of its Subsidiaries;

(D) there has not been any action taken by Seller or any of its Subsidiaries that, if taken during the period from the date hereof through the Effective Time, would constitute a breach of Section 4.1(a), other than actions in connection with entering into this Agreement;

(E) neither Seller nor any of its Subsidiaries has sold or transferred any of its material assets, including any sale, license or lease of any material indefeasible rights of use of capacity or infrastructure (“IRUs”), or cancelled any material debts or claims or waived any material rights; and

(F) neither Seller nor any of its Subsidiaries has discontinued the offering of any material services or products.

(ii) Since June 30, 2007 through the date hereof, there have not been any changes, circumstances or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Seller Material Adverse Effect.

(g) Compliance with Applicable Laws; Permits; Litigation. Except as may be disclosed in Section 3.1(g) of the Seller Disclosure Schedules or the Seller SEC Documents:

(i) Seller and its Subsidiaries hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities and third Persons which are required for Seller and its Subsidiaries to own, lease and operate its properties and other assets and to carry on their respective businesses (collectively, the “Seller Licenses or Permits”), and all Seller Licenses or Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Seller Licenses or Permits, would not, individually or in the aggregate, have a Seller Material Adverse Effect.

(ii) Seller and its Subsidiaries are, and have been at all times since January 1, 2006, in compliance with the terms of the Seller Licenses or Permits and in compliance with all Applicable Laws relating to Seller and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Seller Licenses or Permits or such Applicable Laws would not, individually or in the aggregate, have a Seller Material Adverse Effect. Since January 1, 2006, neither Seller nor any of its Subsidiaries has received any written notification from any Governmental Entity (A) asserting that Seller or any of its Subsidiaries is not in compliance with, or at any time since such date has failed to comply in any material respect with Applicable Laws or (B) threatening to revoke any of the material Seller Licenses or Permits, nor, in each case, to the Knowledge of Seller, does any basis exist therefor. As of the date hereof, no investigation or review by any Governmental Entity is pending or, to the Knowledge of Seller, is threatened against Seller or any of its Subsidiaries.

(iii) No material action, audit, demand, claim, suit, proceeding or investigation by any Governmental Entity, and no material suit, action, mediation, arbitration or proceeding by any Person, against or affecting Seller or any of its Subsidiaries or any of their respective properties, including Intellectual Property of Seller and its Subsidiaries, is pending or, to the Knowledge of Seller, threatened, and no material unresolved claim or dispute exists between Seller or any of its Subsidiaries and any Person.

(iv) Neither Seller nor any of its Subsidiaries is subject to any material outstanding order, injunction or decree.

(v) There are no material unresolved complaints, claims or disputes, or litigation or, to the Knowledge of Seller, threatened litigation, between Seller or any of its Subsidiaries, on the one hand,

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and any inter-exchange carrier, local exchange carrier, wireless carrier, Voice Over Internet Protocol provider or other provider, on the other hand, challenging any access charges or other inter-carrier compensation billed, allegedly owed, or paid, by or to Seller or any of its Subsidiaries for the origination or termination of any interstate, intrastate, or local telecommunications traffic, including any traffic received from or delivered to any third-party carrier or provider or its end users.

(vi) No material Seller Licenses or Permits shall be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement, provided, that the notices and approvals disclosed in Section 3.1(c)(v) of the Seller Disclosure Schedule have been given or received, as appropriate.

(vii) The revenues, expenses, assets and liabilities on the books of Seller and any of its Subsidiaries (including any related adjustments or reserves) accurately reflect, in accordance with GAAP, the reasonable likelihood and extent, under applicable tariffs, agreements and Communications Laws, that any intercarrier compensation billed or anticipated by Seller or its Subsidiaries shall be collected, and the reasonable likelihood that, and the extent to which, Seller or its Subsidiaries shall be required to pay any intercarrier compensation (whether or not already billed or claimed), including whether Seller or its Subsidiaries shall be required to refund any material intercarrier compensation amounts previously billed and collected or anticipated to be billed and collected by Seller or its Subsidiaries as a result of their operations.

Nothing in this Section 3.1(g) addresses matters related to Taxes, which matters are addressed exclusively in Section 3.1(j).

(h) Labor and Other Employment Matters. Except as may be disclosed in the Seller SEC Documents:

(i) neither Seller nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement;

(ii) Seller and its Subsidiaries are in compliance in all material respects with all Applicable Laws respecting employment and employment practices and terms and conditions of employment;

(iii) neither Seller nor any of its Subsidiaries has received notice of any material charge or complaint against Seller or any of its Subsidiaries pending before the Equal Employment Opportunity Commission or any other Governmental Entity regarding an unlawful employment practice or received notice of any charge or complaint against Seller or any of its Subsidiaries pending before the National Labor Relations Board;

(iv) no labor strike, lockout, slowdown or stoppage is pending or, to the Knowledge of Seller, threatened or being carried out against Seller or its Subsidiaries; and

(v) neither Seller nor any of its Subsidiaries has received written notice that any representation or certification petition respecting the employees of Seller or its Subsidiaries has been filed with the National Labor Relations Board or analogous Governmental Entity.

(i) Benefit Plans. With respect to subsections (ii) through (vii) of this Section 3.1(i) only, except as may be disclosed in the Seller SEC Documents:

(i) Section 3.1(i) of the Seller Disclosure Schedule sets forth a true and complete list of each material bonus, pension, profit sharing, deferred compensation, supplemental retirement, incentive compensation, stock ownership, stock purchase, stock option or other equity compensation, phantom stock, stock-related or performance award, retirement, vacation, severance or termination pay, change in control, retention, disability, death benefit, hospitalization, medical, life insurance, loan, disability, and other similar material plan, agreement, policy or arrangement, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA and any employment agreement, consulting agreement, termination or severance agreement and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to

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be contributed to by Seller or any of its ERISA Affiliates, or to which Seller or any of its ERISA Affiliates is party, whether written or oral, for the benefit of any current or former employee, officer or director of Seller or any of its Subsidiaries (the foregoing, without regard to materiality, the “Seller Benefit Plans”). With respect to the Seller Benefit Plans, no event has occurred, and there exists no condition or set of circumstances, which, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect. Neither Seller nor any of its Subsidiaries nor, to the Knowledge of Seller, any other Person, has any express commitment, whether legally enforceable or not, to modify, change or terminate any Seller Benefit Plan, other than with respect to a modification, change or termination required by or to ensure compliance with ERISA or the Code, or any other Applicable Laws or administrative changes that do not increase the liabilities or obligations of Seller or any of its Subsidiaries under any such plans. None of the Seller Benefit Plans is subject to Title IV or Section 302 of ERISA or Section 412 of the Code nor has Seller or any of its ERISA Affiliates incurred nor does Seller or any of its ERISA Affiliates reasonably expect to incur any liability pursuant to Title IV of ERISA, whether contingent or otherwise.

(ii) Seller has made available to Buyer, to the extent applicable, correct and complete copies of the following: (A) the Seller Benefit Plans (or to the extent no such copy exists, an accurate written description thereof); (B) the annual report (Form 5500) filed with the IRS for the last two plan years; (C) the most recently received IRS determination letter or opinion letter, if any, relating to a Seller Benefit Plan; (D) the most recently prepared actuarial report or financial statement, if any, relating to a Seller Benefit Plan; (E) the most recent summary plan description, if any, for such Seller Benefit Plan and all modifications thereto; and (F) all material correspondence with the Department of Labor or the IRS with respect to any Seller Benefit Plan.

(iii) Each Seller Benefit Plan is and has been, in all material respects, administered and operated in accordance with its terms and Applicable Laws, including but not limited to ERISA and the Code. Each Seller Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of Seller, no condition exists that would reasonably be expected to adversely affect such qualification. Each Seller Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been maintained and administered in good faith compliance with the requirements of Section 409A of the Code and any regulations or other guidance issued thereunder.

(iv) No written or, to the Knowledge of Seller, oral representation or commitment with respect to any material aspect of any Seller Benefit Plan has been made on behalf of Seller or any of its Subsidiaries or its or their respective Affiliates to an employee or former employee of Seller or any of its Subsidiaries by an authorized Seller employee that is not materially in accordance with the written or otherwise pre-existing terms and provisions of such Seller Benefit Plan.

(v) There are no unresolved claims or disputes under the terms of, or in connection with, any Seller Benefit Plan (other than routine claims for benefits that are, individually and in the aggregate, less than $1,000,000), and no action, legal or otherwise, has been commenced or, to the Knowledge of Seller, threatened with respect to any claim or otherwise in connection with a Seller Benefit Plan (other than routine claims for benefits that are, individually and in the aggregate, less than $1,000,000).

(vi) No Seller Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees of Seller or any of its Subsidiaries after retirement or other termination of service, other than coverage mandated by Applicable Laws or benefits the full cost of which is borne by the employee or former employee.

(vii) Neither the negotiation and execution of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Seller Benefit Plan that shall or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of

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indebtedness, vesting (or acceleration or continuation thereof), distribution, increase in benefits or obligation to fund benefits with respect to any employee or former employee of Seller or any of its Subsidiaries or limit the ability to amend or terminate any Seller Benefit Plan or related trust. There is no Contract with an employee or former employee of Seller to which Seller or any of its Subsidiaries is a party as of the date of this Agreement that, individually or collectively and as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), could give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(viii) Neither Seller nor any Affiliate of Seller is under any obligation to provide any Seller Officer with a gross-up or similar payment for the amount of any Taxes that may become due, including as a result of Section 280G or Section 4999 of the Code (a “Gross-Up Payment”). Neither Seller nor any Affiliate of Seller is under any obligation to provide a Gross-Up Payment to any other current or former employee other than Gross-Up Payments to all such non-Seller Officer employees that do not exceed $1,000,000 in the aggregate.

(j) Taxes. Except as may be disclosed in the Seller SEC Documents or in Section 3.1(j) of the Seller Disclosure Schedule:

(i) Each of Seller and its Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf) all material Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority and all such Tax Returns are true, correct and complete in all material respects, (B) timely paid in full all material Taxes required to be paid by it, other than such Taxes disclosed in Section 3.1(j) of the Seller Disclosure Schedule that are being contested in good faith and for which Seller or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP, and (C) made adequate reserve in accordance with GAAP (or there has been paid or provision has been made on its behalf) for the payment of all material Taxes not yet due.

(ii) There are no material Liens for Taxes upon any property or assets of Seller or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Seller Financial Statements filed prior to the date of this Agreement.

(iii) There is no audit, examination, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Seller or any of its Subsidiaries. Neither Seller nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where Seller or any of its Subsidiaries, as applicable, does not file a Tax Return, that Seller or such Subsidiary is or may be subject to taxation by that jurisdiction.

(iv) No material deficiency for any amount of Tax has been asserted by any Tax Authority in writing against Seller or any of its Subsidiaries, except for deficiencies that have been satisfied by payment, that have been settled or withdrawn or that are disclosed in Section 3.1(j) of the Seller Disclosure Schedule.

(v) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Seller or any of its Subsidiaries, and no power of attorney granted by either Seller or any of its Subsidiaries with respect to any Taxes is currently in force.

(vi) Neither Seller nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes (other than any agreements solely between or among Seller and its Subsidiaries), and neither Seller nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Seller or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

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(vii) Neither Seller nor any of its Subsidiaries has (A) agreed to make nor is it required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; or (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (1) in the two (2) years prior to the date of this Agreement or (2) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(viii) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or ruling have been entered into or issued by any Tax Authority with respect to Seller or any of its Subsidiaries within five years of the date of this Agreement, and no such agreement or ruling has been applied for and is currently pending.

(ix) Seller and each of its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3406 of the Code or similar provisions under any foreign laws) and have, within the time and in the manner required by law, withheld from employee wages and paid over to the proper Governmental Entity all material amounts required to be so withheld and paid over under all Applicable Laws.

(x) None of Seller nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any change in the method of accounting for a taxable period or portion thereof ending on or prior to the Closing Date.

(xi) Section 382(l)(5)(A) of the Code is applicable to the ownership change (within the meaning of Section 382(g)(1) of the Code (i.e., more than a 50 percentage point change)) of Seller that occurred on January 6, 2006, and Seller has not elected and, without the advance written consent of Buyer, shall not elect under Section 382(l)(5)(H) not to have the provisions of Section 382(l)(5)(A) apply with respect to the January 6, 2006 ownership change.

(xii) There has been no ownership change of Seller (within the meaning of Section 382(g)(1) of the Code (i.e., more than a 50 percentage point change)) during the period since the January 6, 2006 ownership change (which period as of the Closing Date shall be no shorter than the two (2) year period described in Section 382(l)(5)(D) of the Code), other than the ownership change of Seller that shall occur as a result of the Merger.

(xiii) Each of Seller and each of its Subsidiaries has collected all material sales, use and value added Taxes required to be collected, and has remitted on a timely basis such amounts to the appropriate taxing authorities, or has been furnished properly completed exemption certificates.

(xiv) Neither Seller nor any of its Subsidiaries has entered into any transactions that are or would be part of any “reportable transaction” under Section 6011, 6111 or 6112 of the Code (or any similar provision under any state or local law).

(k) Affiliate Transactions.

(i) Except as may be disclosed in the Seller SEC Documents and Section 3.1(k)(i) of the Seller Disclosure Schedule, (A) there are no currently effective transactions, arrangements or Contracts between Seller and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly-owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, assuming Seller was subject to such regulation, and (B) Seller is not subject to any binding obligations with respect to any such transactions, arrangements or Contracts.

(ii) Except as may be disclosed in the Seller SEC Documents, there are no personal loans, within the meaning of SOX, outstanding pursuant to which Seller or any of its Subsidiaries has extended credit to any executive officer or director of Seller or any of its Subsidiaries.

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(l) Environmental Matters.

(i) Except as may be disclosed in the Seller SEC Documents, (A) the operations of Seller and its Subsidiaries are, and have been in compliance in all material respects with all applicable Environmental Laws, including possession and compliance with the terms of all licenses, permits, registrations, approvals, certifications and consents required by Environmental Laws, (B) there are no pending or, to the Knowledge of Seller, threatened suits, actions, investigations or proceedings under or pursuant to Environmental Laws against Seller or any of its Subsidiaries or involving any real property currently owned, operated or leased by Seller or any of its Subsidiaries, and to the Knowledge of Seller, no such suits actions, investigations or proceedings are pending or threatened involving any real property formerly owned, operated or leased by Seller or any of its Subsidiaries or other sites at which Hazardous Materials were disposed of or allegedly disposed of by Seller or any of its Subsidiaries and (C) Seller and its Subsidiaries are not subject to and have received no written allegations of any Environmental Liabilities, and there are no facts, circumstances or conditions of which Seller is aware that have resulted in or would reasonably be expected to result in Environmental Liabilities to Seller or any of its Subsidiaries.

(ii) A list of all Seller Licenses or Permits required under Environmental Laws and held by Seller or any of its Subsidiaries is disclosed in Section 3.1(l)(ii) of the Seller Disclosure Schedule. All such Seller Licenses or Permits are transferable and none require consent, notification, or other action to remain in full force and effect following consummation of the transactions contemplated hereby.

(iii) Seller has furnished to Buyer copies of all environmental assessments, reports, audits and other documents in its possession or under its control that relate to compliance by Seller or any of its Subsidiaries with Environmental Laws or the environmental condition of any other real property that Seller or any of its Subsidiaries currently or formerly have owned, operated, or leased. Any information Seller or any of its Subsidiaries has furnished to Buyer concerning the environmental condition of any real property and the operations of Seller or any of its Subsidiaries related to compliance with Environmental Laws is accurate and complete.

(iv) No authorization, notification, recording, filing, consent, waiting period, clean-up, investigation or approval is required under any Environmental Law in order to consummate the Merger or the other transactions contemplated hereby.

(m) Intellectual Property. Except as may be disclosed in the Seller SEC Documents with respect to the matters set forth in this Section 3.1(m) (other than matters set forth in Section 3.1(m)(i)):

(i) Section 3.1(m)(i) of the Seller Disclosure Schedule sets forth a true and complete list of all material Intellectual Property registrations and applications for registration owned by Seller or any of its Subsidiaries.

(ii) Seller or a Subsidiary of Seller is the sole and exclusive owner of or has a valid license to use or otherwise possess, free and clear of all Liens except Permitted Liens, all material Intellectual Property used in or necessary for the conduct of its business as currently conducted.

(iii) All material Intellectual Property disclosed in Section 3.1(m)(i) of the Seller Disclosure Schedule is, and, to the Knowledge of Seller, all Intellectual Property disclosed in Section 3.1(m)(i) of the Seller Disclosure Schedule is, valid, enforceable, in full force and effect and has not been abandoned or cancelled, and no claims are pending or, to the Knowledge of Seller, have been threatened challenging the validity of the Intellectual Property disclosed in Section 3.1(m)(i) of the Seller Disclosure Schedule or Seller’s and its Subsidiaries’ ownership thereof.

(iv) Seller or a Subsidiary of Seller has the right to bring actions for the infringement, misappropriation or other violation of all material Intellectual Property owned by Seller or its Subsidiaries.

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(v) The conduct of the business and operations of Seller and its Subsidiaries does not infringe or otherwise conflict in any material respect with the rights of any Person in respect of any Intellectual Property and no claim has been made, is pending, or, to the Knowledge of Seller, is threatened that the business and operations of Seller and its Subsidiaries violates the Intellectual Property rights of any Person; and no licensing requests or other demands or notices of any kind have been made to Seller or its Subsidiaries with respect to Intellectual Property used by Seller or its Subsidiaries in their business and operations.

(vi) None of the material Intellectual Property owned by Seller or its Subsidiaries is being infringed or otherwise violated by a third Person, no claims, suits, arbitrations or other adversarial proceedings with respect to material Intellectual Property have been brought or threatened against any Person by Seller or any of its Subsidiaries, and none of the Intellectual Property owned by Seller or any of its Subsidiaries is subject to any outstanding order by or with any court, tribunal, arbitrator or other Governmental Entity.

(vii) Seller and its Subsidiaries have taken all actions reasonably necessary to ensure full ownership (including by assignment from employees and from other Persons performing services for Seller or any of its Subsidiaries), protection and enforceability of all material Intellectual Property owned by Seller or its Subsidiaries under any Applicable Laws (including making and maintaining in full force and effect all necessary filings, registrations and issuances).

(viii) Seller and its Subsidiaries have taken all actions reasonably necessary to maintain the secrecy of all non-public material Intellectual Property, including trade secrets, used in the business of Seller and its Subsidiaries (including requiring the execution of confidentiality agreements by employees or any other Person to whom such Intellectual Property has been made available).

(ix) The consummation of the transactions contemplated by this Agreement shall not result in the loss or impairment of or payment of any additional amounts with respect to the right of Seller or any of its Subsidiaries to own or use any material Intellectual Property.

(n) Compliance with Communications Laws. Except as may be disclosed in the Seller SEC Documents:

(i) The operations of Seller and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Act, applicable state laws and the published rules and regulations and policies promulgated thereunder by any Governmental Entity (collectively, the “Communications Laws”), and neither Seller nor its Subsidiaries has done anything or failed to do anything which reasonably would be expected to cause the loss of any Seller Licenses or Permits granted pursuant to applicable Communications Laws.

(ii) Other than those listed in Section 3.1(n)(ii) of the Seller Disclosure Schedule, no material petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the Seller Licenses or Permits granted pursuant to applicable Communication Laws is pending or, to the Knowledge of Seller, threatened before any Governmental Entity. No notices have been received by and no claims have been filed against Seller or its Subsidiaries alleging failure to hold any requisite permits, regulatory approvals, licenses and other authorizations issued pursuant to applicable Communications Laws.

(o) Brokers. Except for fees payable to Deutsche Bank Securities, Inc. and Jefferies & Company, Inc., no broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller. Seller has previously delivered to Buyer a true and complete copy of the engagement letter between each of Deutsche Bank Securities, Inc. and Jefferies & Company, Inc. and Seller.

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(p) Opinion of Financial Advisers. Seller has received the opinion of its financial advisor, Deutsche Bank Securities, Inc., dated on or before the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Seller Common Stock.

(q) Contracts.

(i) Except as may be disclosed in the Seller SEC Documents or except as disclosed in Section 3.1(q) of the Seller Disclosure Schedule, none of Seller nor any of its Subsidiaries is a party to or bound by any: (A) Contract that would be required to be filed by Seller with the SEC pursuant to Item 601(b) (1), (2), (4) or (10) of Regulation S-K under the Securities Act or Item 1.01 or 5.02 of Form 8-K under the Exchange Act, assuming Seller was subject to such statutes; (B) Contract with respect to material partnerships, joint ventures, acquisitions or dispositions; (C) Contract containing covenants of Seller or any of its Subsidiaries purporting to limit in any material respect any material line of business, industry or geographical area in which Seller or its Subsidiaries may operate or granting material exclusive rights to the counterparty thereto; (D) Contract that, individually or in the aggregate with other Contracts, would or would reasonably be expected to prevent, materially delay or materially impede Seller’s ability to timely consummate the Merger or the other transactions contemplated by this Agreement; (E) indenture, mortgage, loan, guarantee or credit Contract under which Seller or any Subsidiary of Seller has outstanding Indebtedness or any outstanding note, bond, indenture or other evidence of Indebtedness or otherwise or any guaranteed Indebtedness of others, in each such case, for or guaranteeing an amount in excess of $500,000; (F) Contract relating to (1) the sale, outbound license, or outbound lease by Seller or any of its Subsidiaries of any IRUs or peering arrangements that involve future payments to Seller or any of its Subsidiaries in excess of $500,000 or (2) the purchase, inbound license, or inbound lease by Seller or any of its Subsidiaries of any IRUs or peering arrangements involving future payments by Seller or any of its Subsidiaries in excess of $500,000; (G) Contract specifically concerning Intellectual Property that is material to the business of Seller and its Subsidiaries, taken as a whole; (H) Contract containing a minimum purchase commitment of Seller or any Subsidiary in excess of $500,000 in any 12-month period; or (I) Contract containing a minimum purchase commitment of any customer of Seller or any Subsidiary in excess of $750,000 in any 12-month period. Each such Contract described in clauses (A)-(I), and any material IRUs or peering arrangements (whether or not required to be listed in Section 3.1(q) of the Seller Disclosure Schedule) is referred to herein as a “Seller Material Contract.”

(ii) Each of the Seller Material Contracts is valid and binding on Seller and each of its Subsidiaries party thereto and, to the Knowledge of Seller, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have a Seller Material Adverse Effect. There is no default under any Seller Material Contract either by Seller or any of its Subsidiaries party thereto or, to the Knowledge of Seller, by any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by Seller or any of its Subsidiaries party thereto or, to the Knowledge of Seller, any other party thereto, in each case except for such defaults which would not, individually or in the aggregate, have a Seller Material Adverse Effect. Seller has not received any notice of alleged default or breach under any Seller Material Contract. Complete and correct copies of each Seller Material Contract (including any exhibits, annexes, attachments, supplements, amendments or modifications thereto), have been delivered or made available to Buyer prior to the date hereof.

(r) Real Property. Seller and its Subsidiaries, as applicable, own (i) good and valid title to the Owned Real Property and (ii) except as would not, individually or in the aggregate, have a Seller Material Adverse Effect, valid and enforceable leasehold interests with respect to the Leased Real Property, in each case subject to the Permitted Liens. All buildings, structures, fixtures and improvements with respect to the Owned Real Property and the Leased Real Property (the “Improvements”) of Seller and its Subsidiaries are in good repair and operating condition, subject only to ordinary wear and tear and to defects, damage and imperfections that are immaterial to Seller and its Subsidiaries, taken as a whole, and are in all material respects adequate and suitable for the purposes for which they are presently being used or held for use, and

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to the Knowledge of Seller, there are no facts or conditions affecting any of such Improvements that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof.

(s) Right-of-Way Agreements and Network Facilities. Except as may be disclosed in the Seller SEC Documents or in Section 3.1(s) of the Seller Disclosure Schedule:

(i) (A) Each right-of-way agreement, license agreement or other agreement permitting or requiring Seller or any of its Subsidiaries to lay, build, operate, maintain or place cable, wires, conduits or other equipment and facilities over land, underwater or underground that is material to the business of Seller and its Subsidiaries, taken as a whole, (each, a “Right-of-Way Agreement”) is valid, legally binding, enforceable and in full force and effect, (B) neither Seller nor any of its Subsidiaries is in breach of or default under any Right-of-Way Agreement, (C) no event has occurred which, with notice or lapse of time, would constitute a breach or default by Seller or any of its Subsidiaries or permit termination, modification or acceleration by any third party under any Right-of-Way Agreement and (D) no third party has repudiated or has the right to terminate or repudiate any Right-of-Way Agreement.

(ii) Neither Seller nor any of its Subsidiaries is in violation of any Applicable Laws which, individually or in combination with any others, would materially and adversely affect the ability of Seller or any of its Subsidiaries to use any of the material rights associated with the Right-of-Way Agreements, taken as a whole, in the manner and scope in which such rights are now being used.

(iii) All Owned Network Facilities and Leased Network Facilities: (A) are in all material respects in good working order and condition and are without any material defects (“Good Condition”) individually and in combination; (B) are, individually and in combination, operated, installed, and maintained by Seller, its Subsidiaries, or their contractors in a manner that is in compliance in all material respects with (1) generally accepted industry standards for the United States telecommunications industry (“Industry Standards”), (2) performance requirements in service agreements with customers of Seller and its Subsidiaries (“Customer Requirements”), and (3) all Applicable Laws, and (C) comply, individually and in combination, in all material respects with applicable performance standards.

(iv) Seller owns, free and clear of all Liens, other than Permitted Liens, all right, title and interest in Owned Network Facilities and shall maintain such right, title and interest through the Closing Date. No third Person may revoke or otherwise encumber or interfere with such right, title, and interest.

(v) Each agreement under which third Persons provide material Network Facilities, including leases, licenses, IRUs and Right-of-Way Agreements (a “Network Facility Agreement”), to which Seller and its Subsidiaries is a party, is a valid, legally binding and enforceable agreement and is in full force and effect, and neither Seller nor any of its Subsidiaries is in breach of or default under any Network Facility Agreement, (A) no event has occurred which, with notice or lapse of time, would constitute a breach or default by Seller or any of its Subsidiaries or permit termination, revocation, other interference with performance of, modification or acceleration by any third party of any Network Facility Agreement, and (B) no third Person has repudiated, revoked, terminated, or otherwise interfered with performance of or has the right to terminate, repudiate, revoke, or otherwise interfere with the performance of any Network Facility Agreement.

(t) Insurance. All material insurance policies of Seller and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of Seller reasonably has determined to be prudent in accordance with industry practices or as is required by Applicable Laws. Neither Seller nor any of its Subsidiaries is in material breach or default, and neither Seller nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of any of the material insurance policies of Seller and its Subsidiaries. True and complete copies of all such material insurance policies have been made available to Buyer.

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(u) Customers and Suppliers. Except as set forth on Section 3.1(u) of the Seller Disclosure Schedule:

(i) Neither (A) Seller nor any of its Subsidiaries has received written notice from any customer, or group of customers that are under common ownership or control, that (1) accounted for at least $750,000 of the aggregate products and services furnished by Seller and its Subsidiaries in the fiscal year ended December 31, 2006, or (2) is expected, to the Knowledge of Seller, to account for at least $750,000 of the aggregate products and services to be furnished by Seller and its Subsidiaries in the fiscal year ending December 31, 2007, in each case, that such customer (or such group of customers) has stopped or intends to stop purchasing, or has reduced or shall reduce purchases of, or has sought or is seeking to reduce the price it shall pay for, the products or services of Seller or its Subsidiaries, nor (B) has Seller or any of its Subsidiaries received written notice from any supplier, or group of suppliers that are under common ownership or control, that (1) accounted for at least $1,000,000 of the aggregate goods and services purchased by Seller or any of its Subsidiaries in the fiscal year ended December 31, 2006, or (2) is expected, to the Knowledge of Seller, to account for at least $1,000,000 of the aggregate goods and services purchased by Seller and any of its Subsidiaries in the fiscal year ending December 31, 2007, in each case, that such supplier (or such group of suppliers) has stopped or intends to stop providing goods or services to Seller or any of its Subsidiaries, or has materially reduced or shall materially reduce the supply of, or has sought or is seeking to materially increase the price it charges for, goods or services supplied to Seller or any of its Subsidiaries.

(ii) Except for requests for call detail records for billing purposes, neither Seller nor any of its Subsidiaries is involved in any dispute with, or has received any written notice of an intention to dispute from, or has received any request for audit, accounting or review from, any Person (including a group of Persons that are under common ownership or control) with whom Seller or any of its Subsidiaries does business, (A) with respect to any customer, or group of customers that are under common ownership or control, which involves an aggregate amount in excess of $1,000,000 as of the date hereof, or (B) with respect to any supplier, or group of suppliers that are under common ownership or control, which involves an aggregate amount in excess of $1,000,000 relating to any transactions or commitments made, or any contracts or agreements entered into, by Seller or any of its Subsidiaries, on one hand, and such Person, on the other hand.

(v) Title to Property. Each of Seller and its Subsidiaries has good, valid and marketable title to each item of material owned personal property free and clear of all Liens other than Permitted Liens.

(w) State Takeover Statutes. The restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and any other “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under the laws of the State of Delaware or other Applicable Laws are inapplicable to the Merger or any of the other transactions contemplated under this Agreement. Neither Seller nor any of its Affiliates is or has been an “interested stockholder” of Buyer (as such term is defined in Section 203 of the DGCL).

(x) Consenting Stockholders. Each Consenting Stockholder is (i) an executive officer, Affiliate or director of Seller or the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the outstanding Seller Common Stock and (ii) an accredited investor (as defined in Rule 501(a) under the Securities Act).

SECTION 3.2. Representations and Warranties of Buyer and Merger Sub. Except as disclosed in the disclosure schedule dated as of the date hereof and delivered by Buyer and Merger Sub to Seller concurrently with or prior to the execution and delivery by Buyer and Merger Sub of this Agreement, which shall make reference to the particular section or subsection of this Agreement to which exception is being taken (it being agreed that any information disclosed in one section of such disclosure schedule shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent) (the “Buyer Disclosure Schedule”), Buyer represents and warrants to Seller as follows:

(a) Organization, Standing and Corporate Power. Each of Buyer and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which

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recognize such concept) under the laws of the jurisdiction in which it is incorporated or otherwise organized and has the requisite corporate (or similar) power and authority and all necessary government approvals to own, lease and operate its properties and to carry on its business as currently conducted, except for those jurisdictions in which the failure to have such power, authority or government approvals and to be so organized, existing or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Buyer and its Subsidiaries, taken as a whole (a “Buyer Material Adverse Effect”). Each of Buyer and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing would not have a Buyer Material Adverse Effect.

(b) Capital Structure.

(i) As of the date hereof, the authorized capital stock of Buyer consists of 300,000,000 shares of Buyer Common Stock and 20,000,000 shares of Preferred Stock, par value $0.01 per share (the “Buyer Preferred Stock”). At the close of business on August 31, 2007, (A) 102,071,532 shares of Buyer Common Stock were issued and outstanding; (B) 100,579 shares of Buyer Common Stock were held by Buyer in its treasury; (C) no shares of Buyer Preferred Stock were issued and outstanding; (D) 12,839,935 shares of Buyer Common Stock were reserved for issuance in respect of outstanding options to acquire Buyer Common Stock issued under equity compensation plans of Buyer and its Subsidiaries (the “Buyer Plan Options”); (E) 22,746 shares of Buyer Common Stock were reserved for issuance in respect of outstanding options to acquire Buyer Common Stock (in addition to the shares reserved in respect of outstanding Buyer Plan Options) (together with the Buyer Plan Options, the “Buyer Options”); (F) 7,498,938 shares of Buyer Common Stock were reserved for issuance in respect of outstanding Buyer restricted stock unit awards issued under equity compensation plans of Buyer and its Subsidiaries; and (G) 2,421,088 shares of Buyer Common Stock were reserved for issuance in respect of outstanding warrants to purchase Buyer Common Stock. As of the date hereof, each outstanding share of capital stock of Buyer is duly authorized, validly issued, fully paid, nonassessable and free of preemptive or similar rights.

(ii) All shares of Buyer Common Stock subject to issuance pursuant to this Agreement, upon issuance on the terms and conditions specified herein, shall be duly authorized, validly issued, fully paid and nonassessable and free of preemptive or similar rights.

(iii) No Voting Debt of Buyer is issued or outstanding as of the date hereof.

(iv) As of the date hereof, except as disclosed in Section 3.2(b)(iv) of the Buyer Disclosure Schedule or as may be disclosed in the Buyer SEC Documents, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Buyer or any of its Subsidiaries is a party or by which any of them is bound obligating Buyer or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Buyer or any of its Subsidiaries, or obligating Buyer or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date hereof, all outstanding shares of Buyer Common Stock, all outstanding Buyer Options and all outstanding shares of capital stock of each Subsidiary of Buyer have been issued and granted in compliance in all material respects with (A) all applicable securities laws and all other Applicable Laws and (B) all requirements set forth in applicable material Contracts.

(v) As of the date hereof, except as disclosed in Section 3.2(b)(v) of the Buyer Disclosure Schedule or as may be disclosed in the Buyer SEC Documents, neither Buyer nor any of its Subsidiaries is a party to any currently effective Contract (A) restricting the purchase or transfer of, (B) relating to the voting of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring registration of or (E) granting any preemptive or

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antidilutive rights with respect to any capital stock of Buyer or any of its Subsidiaries or any securities of the type referred to in Section 3.2(b)(iv).

(vi) Merger Sub was formed at the direction of Buyer prior to the date hereof, solely for the purposes of effecting the Merger and the other transactions contemplated hereby. Except as required by or provided for in this Agreement, Merger Sub (A) does not hold, nor has it held, any assets, (B) does not have, nor has it incurred, any liabilities other than as a guarantor of obligations under Buyer’s senior secured credit facilities and (C) has not carried on any business activities other than in connection with the Merger and the transactions contemplated hereby. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.

(vii) As of the date hereof, neither Buyer nor any of its Subsidiaries own any shares of capital stock of Seller or any of its Subsidiaries.

(c) Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents.

(i) Authority. Each of Buyer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Buyer Ancillary Agreements, as applicable, subject to obtaining the Buyer Stockholder Approval and subject to compliance with Section 5.14, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Except for the Buyer Stockholder Approval, the execution and delivery of this Agreement and the Buyer Ancillary Agreements by Buyer and/or Merger Sub, as applicable, and the consummation by Buyer and/or Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer and/or Merger Sub, and no other corporate proceedings on the part of Buyer and Merger Sub and, except for the Buyer Stockholder Approval and subject to compliance with Section 5.14, no stockholder votes or actions by written consent are necessary to authorize this Agreement or the Buyer Ancillary Agreements to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and Merger Sub. At Closing, the Buyer Ancillary Agreements shall be duly executed and delivered by Buyer. Assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes the legal, valid and binding obligation of each of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, subject to Creditors’ Laws. Assuming the due authorization, execution and delivery at Closing of the Buyer Ancillary Agreements by the counterparties thereto, the Buyer Ancillary Agreements shall constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, subject to Creditors’ Laws.

(ii) Board Approval. The Board of Directors of Buyer has (A) determined that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interests of Buyer and its stockholders, (B) duly approved this Agreement, the Merger and the other transactions contemplated hereby, which approval has not been rescinded or modified, (C) has resolved to recommend to the Buyer Stockholders that they approve the issuance of the shares of Buyer Common Stock pursuant to this Agreement and (D) directed that the issuance of the shares of Buyer Common Stock pursuant to this Agreement be submitted to the Buyer Stockholders for approval.

(iii) No Conflict. Except as disclosed in Section 3.2(c)(iii) of the Buyer Disclosure Schedule and subject to obtaining the Buyer Stockholder Approval and to compliance with Section 5.14, the execution and delivery of this Agreement by Buyer and Merger Sub do not, and the consummation by Buyer and Merger Sub of the transactions contemplated hereby and compliance by Buyer and Merger Sub with the provisions hereof shall not, violate any Applicable Laws, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver, notice or approval under, give rise to any right of termination or cancellation or acceleration of any right or obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Buyer or any restriction on the conduct of Buyer’s business or operations under

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(A) the Buyer Organizational Documents, (B) any Contract to which Buyer is a party or any Buyer License or Permit or (C) subject to the governmental filings and other matters referred to in Section 3.2(c)(iv), any Applicable Laws with respect to Buyer or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens, or failure to give notices or obtain consents, waivers or approvals, which would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(iv) Required Filings or Consents. No consent, waiver, order, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity or any other Person is required to be made, obtained, performed or given with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or Merger Sub (as applicable) or the consummation by Buyer or Merger Sub of the transactions contemplated hereby, except for:

(A) the filing of a pre-merger notification and report form by Buyer and Merger Sub under the HSR Act, and, to the extent applicable, all required notifications and filings under the antitrust, competition or similar laws of any foreign jurisdiction;

(B) the filing with the SEC of:

(1) the Form S-4;

(2) such reports and filings under Section 13(a), 13(d), 14(a), 15(d) or 16(a) of the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby;

(C) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or of the FCC disclosed in Section 3.2(c)(iv)(C) of the Buyer Disclosure Schedule;

(D) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or of those state public service or public utility commissions or similar state regulatory bodies disclosed in Section 3.2(c)(iv)(D) of the Buyer Disclosure Schedule;

(E) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the NASDAQ and the relevant authorities of other states in which Buyer or Merger Sub are qualified to do business and such filings as may be necessary in accordance with state securities or other “blue sky” laws;

(F) the consents, approvals, orders or authorizations disclosed in Section 3.2(c)(iv)(F) of the Buyer Disclosure Schedule;

(G) the Buyer Stockholder Approval; and

(H) any consent, approval, order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity (other than any of the foregoing addressed in paragraphs (A) through (G) above), the failure of which to be made or obtained would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(d) SEC Documents; Financial Statements.

(i) Buyer has filed with the SEC all registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated by reference therein) required to be so filed by Buyer from February 28, 2007 through the date of this Agreement, including the Annual Report on Form 10-K of US LEC Corp. for the fiscal year ended December 31, 2006 filed by Buyer on behalf of US LEC Corp. pursuant to Rule 12g-3 under the Exchange Act (the “Buyer SEC Documents”). As of their respective dates, the Buyer SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Buyer SEC Documents, and none of the Buyer SEC Documents,

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when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Buyer SEC Document filed with the SEC prior to the date hereof.

(ii) The financial statements of Buyer included in the Buyer SEC Documents comply, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or other applicable rules of the SEC) in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of Buyer and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and the lack of footnote disclosure). The financial books and records of Buyer and its Subsidiaries, taken as a whole, are true and correct in all material respects.

(iii) Except as reflected or reserved against in the balance sheet of Buyer, dated June 30, 2007, included in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (including the notes thereto, the “Buyer Balance Sheet”), and except as disclosed in Section 3.2(d)(iii) of the Buyer Disclosure Schedule, as of the date hereof, neither Buyer nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) nor, to the Knowledge of Buyer, does any basis exist therefor, other than liabilities or obligations that (A) were incurred since June 30, 2007 in the ordinary course of business consistent with past practice and, individually or in the aggregate, otherwise have not had and would not reasonably be expected to have a Buyer Material Adverse Effect, (B) individually or in the aggregate, otherwise have not had and would not reasonably be expected to have a Buyer Material Adverse Effect or (C) were incurred pursuant to this Agreement or the transactions contemplated hereby.

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Buyer or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 shall, at the time the Form S-4 is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus shall, at the date it is first mailed to the Stockholders or the Buyer Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus and the Form S-4 shall comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by Buyer with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus which were not supplied by or on behalf of Buyer or Merger Sub for use therein.

(f) Absence of Certain Changes or Events.

(i) Since June 30, 2007 through the date hereof, except as and to the extent disclosed in the Buyer SEC Documents and except for liabilities incurred pursuant to this Agreement or the transactions contemplated hereby, Buyer and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice.

(ii) Since June 30, 2007 through the date hereof, there have not been any changes, circumstances or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Buyer Material Adverse Effect.

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(iii) Since June 30, 2007 through the date hereof, there has not been any split, combination or reclassification of any of the capital stock of Buyer or any of its Subsidiaries or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of or in substitution for, shares of capital stock of Buyer or any of its Subsidiaries.

(g) Compliance with Applicable Laws; Permits; Litigation. As of the date hereof, except as set forth in the Buyer SEC Documents:

(i) Buyer holds all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities and third Persons which are required for Buyer to own, lease and operate its properties and other assets and to carry on their respective businesses in the manner described in the Buyer SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Buyer Licenses or Permits”), and all Buyer Licenses or Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Buyer Licenses or Permits would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(ii) Buyer is, and has been at all times since January 1, 2006, in compliance with the terms of the Buyer Licenses or Permits and all Applicable Laws relating to Buyer and its businesses, assets or properties, except where the failure to be in compliance with the terms of the Buyer Licenses or Permits or such Applicable Laws, would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Since January 1, 2006, Buyer has not received any written notification from any Governmental Entity (A) asserting that Buyer is not in compliance with, or at any time since such date has failed to comply in any material respect with Applicable Laws or (B) threatening to revoke any of the material Buyer Licenses or Permits nor, to the Knowledge of Buyer, does any basis exist therefor. As of the date hereof, no investigation or review by any Governmental Entity is pending or, to the Knowledge of Buyer, is threatened in writing against Buyer.

(iii) Since the provisions of SOX first became applicable to Buyer, Buyer is, and has been, in material compliance in all material respects with the provisions of SOX applicable to it.

(iv) No material action, audit, demand, claim, suit, proceeding, requirement or investigation by any Governmental Entity, and no material suit, action, mediation, arbitration or proceeding by any Person, against or affecting Buyer or any of its properties, including Intellectual Property, is pending or, to the Knowledge of Buyer, threatened.

(v) Buyer is not subject to any material outstanding order, injunction or decree.

(h) Taxes. As of the date hereof, except as set forth in the Buyer SEC Documents, Buyer has (i) duly and timely filed (or there have been filed on its behalf) all material Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority and all such Tax Returns are true, correct and complete in all material respects, (ii) timely paid in full all material Taxes required to be paid by it, other than such Taxes disclosed in Section 3.2(h) of the Buyer Disclosure Schedule that are being contested in good faith and for which Buyer or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP, (iii) made adequate provision in accordance with GAAP (or there has been paid or provision has been made on its behalf) for the payment of all material Taxes not yet due, (iv) complied with all Applicable Laws relating to the payment and withholding of Taxes, (v) there are no material Liens for Taxes upon any property or assets of Buyer or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Buyer SEC Documents, (vi) no material deficiency for any amount of Tax has been asserted by any Tax Authority in writing against Buyer or any of its Subsidiaries, except for deficiencies that have been satisfied by payment, that have been settled or withdrawn or that are disclosed in the Buyer SEC Documents, (vii) neither Buyer nor any of its Subsidiaries constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under

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Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger, and (viii) Merger Sub is a wholly-owned, direct Subsidiary of Buyer.

(i) Brokers. Except for fees payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated, no broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or Merger Sub.

(j) Solvency. As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, the Merger and the payment of the Merger Consideration pursuant hereto, and payment of all related fees and expenses of Buyer and Merger Sub and their respective Subsidiaries in connection therewith, (i) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and each of its Subsidiaries shall exceed (A) the value of all of the liabilities of each of the Surviving Corporation and such Subsidiaries, as applicable, including contingent and other liabilities, and (B) the amount that Buyer reasonably expects shall be required to pay such liabilities of each of the Surviving Corporation and such Subsidiaries, as applicable, on each of their existing debts (including contingent liabilities) as such debts mature, (ii) each of the Surviving Corporation and each of its Subsidiaries shall not have an unreasonably small amount of capital necessary for the operation of the businesses in which each of the Surviving Corporation and each of its Subsidiaries is engaged or proposed to be engaged, and (iii) each of the Surviving Corporation and its Subsidiaries shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital necessary for the operation of the businesses in which each of the Surviving Corporation and each of its Subsidiaries is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person shall be able to generate enough cash from operations, asset dispositions or refinancings of existing obligations, or a combination thereof, to meet its obligations as they become due.

(k) Compliance with Communications Laws. Except as may be disclosed in the Buyer SEC Documents:

(i) The operations of Buyer and its Subsidiaries are in compliance in all material respects with the Communications Laws, and neither Buyer nor its Subsidiaries has done anything or failed to do anything which reasonably would be expected to cause the loss of any Buyer Licenses or Permits granted pursuant to applicable Communications Laws.

(ii) Other than those listed in Section 3.2(k)(ii) of the Buyer Disclosure Schedule, no material petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the Buyer Licenses or Permits granted pursuant to applicable Communication Laws is pending or, to the Knowledge of Buyer, threatened before any Governmental Entity. No notices have been received by and no claims have been filed against Buyer or its Subsidiaries alleging failure to hold any requisite permits, regulatory approvals, licenses and other authorizations issued pursuant to applicable Communications Laws.

(l) State Takeover Statutes. Assuming the accuracy of the last sentence of Section 3.1(w), the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and any other “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under the laws of the State of Delaware or other Applicable Laws are inapplicable to the Merger or any of the other transactions contemplated under this Agreement.

(m) Opinion of Buyer Financial Adviser. Buyer has received the opinion of its financial adviser, Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated on or before the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Buyer.

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ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.1. Conduct of Business.

(a) From the date of this Agreement through the Effective Time, except as set forth in Section 4.1(a) of the Seller Disclosure Schedule, or as expressly provided by any other provision of this Agreement, Seller shall, and shall cause each Subsidiary of Seller to: (i) maintain its existence in good standing under Applicable Laws; (ii) subject to the restrictions and exceptions set forth in this Section 4.1(a), conduct its operations only in the Ordinary Course of Business; (iii) use commercially reasonable efforts to keep available the services of its officers, employees and consultants and to preserve its relationships with customers, suppliers and other Persons with which it has business relations as are reasonably necessary in order to preserve substantially intact its business organization; and (iv) maintain its assets, including Owned Network Facilities and Leased Network Facilities, individually and in combination, in Good Condition and in compliance, in all material respects, with performance standards, Industry Standards, Customer Requirements and Applicable Laws. In addition, without limiting the foregoing, from the date of this Agreement through the Effective Time, except as set forth in Section 4.1(a) of the Seller Disclosure Schedule, or as expressly provided by any other provision of this Agreement, Seller shall not and shall not permit any Subsidiary of Seller to, directly or indirectly, do, or agree to do, any of the following:

(i) adopt or propose any change to the Seller Organizational Documents or Seller Subsidiary Organizational Documents;

(ii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock of, or other equity interests in, Seller or any of its Subsidiaries of any class, or securities convertible, exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest, of Seller or any of its Subsidiaries, or take any action that, if such action had been taken prior to the date hereof, would have caused the representation and warranty made in Section 3.1(b) to be untrue;

(iii) (A) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Seller or any of its Subsidiaries, except for any dividend or distribution by any wholly-owned Subsidiary of Seller to Seller or (B) enter into any agreement with respect to the voting of the capital stock of Seller or any of its Subsidiaries;

(iv) (A) reclassify, combine, split or subdivide any capital stock of Seller or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of such capital stock or (B) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock, other equity interests or other securities of Seller or any of its Subsidiaries;

(v) (A) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the Indebtedness of any Person, (B) (x) terminate or cancel (other than a termination or cancellation due to the expiration of any term of any Contract or any breach or nonperformance by any counterparty) or agree to any material change in, any Seller Material Contract, or (y) enter into (other than any extension of an existing Contract or entering into a new Contract with an existing counterparty on terms substantially the same as the prior Contract, in each case in the Ordinary Course of Business) a Contract which would be a Seller Material Contract if entered into prior to the date hereof, or (C) make or authorize any loan to any Person;

(vi) except as required by and in accordance with Applicable Laws: (A) increase the compensation or benefits payable or to become payable to any of its directors or the Seller Officers, or, except in the Ordinary Course of Business, to its other employees, agents or consultants; (B) except with the prior

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written consent of Buyer (which consent shall not be unreasonably withheld), (1) grant any rights to severance or termination pay to, or enter into any employment, consulting or severance agreement with, any director or the Seller Officers, or to any of its other employees, agents or consultants, except with respect to rights to severance or termination pay to such other employees, agents or consultants to the extent that such rights are granted or arise in the Ordinary Course of Business and are not material, individually or in the aggregate, or (2) make any severance or termination payments to any director or Seller Officer (except pursuant to and in accordance with the agreements with the Seller Officers set forth as items N and O in Section 3.1(i) of the Seller Disclosure Schedule) or, except in the Ordinary Course of Business, to any of its other employees, agents or consultants if not material in the aggregate or individually; (C)(1) grant any cash bonus or other cash incentive awards to any director, employee, agent or consultant, except for bonuses paid pursuant to and in accordance with the Seller’s Management Incentive (Bonus) Plan (in the form previously provided to Buyer) in the Ordinary Course of Business to Seller’s bonus eligible employees, including the Seller Officers, prior to Closing, so long as the aggregate amount of such bonuses paid to such bonus eligible employees, including Seller Officers, does not exceed $6,000,000; (2) grant any stock-based award or other equity-based incentive to any director or the Seller Officers, or, except in the Ordinary Course of Business, to any other employee, agent or consultant (provided, that any stock-based awards permitted hereby shall be made in the form of stock options which do not exceed the limits set forth in the last sentence in this Section 4.1(a) and comply with the proviso set forth in such sentence); (D) establish, adopt, grant, amend or enter into any collective bargaining agreement (or other agreement or understanding with any trade union, works council or other employee representative body) or Seller Benefit Plan; (E) take any action to amend or waive any performance or vesting criteria or accelerate or extend vesting, exercisability, settlement or funding under any Seller Benefit Plan or any award agreement thereunder; or (F) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change in control or similar agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement;

(vii) make any change in financial accounting policies or procedures, except as required by GAAP or by a Governmental Entity;

(viii) make, change or revoke any material Tax election or settle or compromise any material liability for Taxes, change any annual Tax accounting period, change any method of Tax accounting, file any material amended Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(ix) write up, write down or write off the book value of any assets, individually or in the aggregate, for Seller and its Subsidiaries, taken as a whole, other than as may be required by GAAP;

(x) acquire, dispose of, or agree to acquire from or agree to dispose to any Person, any assets, operations, businesses or securities or engage in, or agree to engage in, any merger, consolidation or other business combination with any Person, except for acquisitions and disposition of inventory and other tangible assets in the Ordinary Course of Business in connection with the provision of services to customers of Seller and its Subsidiaries;

(xi) except as required by Applicable Laws or any judgment by a court of competent jurisdiction, pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise) in an amount in excess of $500,000 individually or $2,000,000 in the aggregate;

(xii) enter into any non-competition contract or other contract that purports to limit in any respect either the type of business in which Seller or any of its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business;

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(xiii) make any material change in the conduct of its businesses or enter into any transaction other than in the Ordinary Course of Business; or

(xiv) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Notwithstanding anything in this Agreement to the contrary, in connection with the hiring or promotion of its employees, Seller may grant options under the Seller 2006 Plan at fair market value to purchase a maximum, in the aggregate, of (i) 50,000 shares of Seller Common Stock to employees who are not officers plus (ii) the number of shares of Seller Common Stock subject to stock options granted by Seller under the Seller 2006 Plan which are cancelled after the date of this Agreement without having been exercised by the grantee; provided, that in all cases such awards are made in the Ordinary Course of Business pursuant to award agreements that are substantially similar in form to the form of option agreement for director-level employees of Seller previously provided to Buyer for which vesting does not accelerate other than as a result of a termination without Cause within one (1) year following a change of control.

(b) From the date of this Agreement through the Effective Time, except as set forth in Section 4.1(b) of the Buyer Disclosure Schedule, or as expressly provided by any other provision of this Agreement, Buyer shall, and shall cause each Subsidiary of Buyer to: (i) maintain its existence in good standing under Applicable Laws; (ii) subject to the restrictions and exceptions set forth in this Section 4.1(b), conduct its operations only in the ordinary course of business consistent with past custom and practice; (iii) use commercially reasonable efforts to keep available the services of its officers, employees and consultants and to preserve its relationships with customers, suppliers and other Persons with which it has business relations as are reasonably necessary in order to preserve substantially intact its business organization; and (iv) maintain its assets, including Owned Network Facilities and Leased Network Facilities, individually and in combination, in Good Condition and in compliance, in all material respects, with performance standards, Industry Standards, Customer Requirements and all Applicable Laws. In addition, without limiting the foregoing, from the date of this Agreement through the Effective Time, except as set forth in Section 4.1(b) of the Buyer Disclosure Schedule, or as expressly provided by any other provision of this Agreement, Buyer shall not and shall not permit any Subsidiary of Buyer to, directly or indirectly, do, or agree to do, any of the following:

(i) adopt or propose any change to the Buyer Organizational Documents or the articles or certificate of incorporation and bylaws or like organizational documents of each Subsidiary of Buyer;

(ii) (A) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Buyer or (B) enter into any agreement with respect to the voting of the capital stock of Buyer or any of its Subsidiaries;

(iii) (A) reclassify, combine, split or subdivide any capital stock of Buyer or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of such capital stock or (B) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock, other equity interests or other securities of Buyer or any of its Subsidiaries; or

(iv) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

(c) Nothing contained in this Agreement shall give to either party, directly or indirectly, rights to control or direct the operations of the other party prior to the Effective Time in violation of Applicable Laws. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its own operations.

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SECTION 4.2. No Solicitation.

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, neither Seller nor Buyer shall, directly or indirectly, through any officer, director, employee, agent or representative (including any investment banker, financial adviser, attorney, accountant or other retained adviser) or Affiliate (collectively, “Representatives”), (i) enter into a Contract, with respect to the sale or other disposition, directly or indirectly, of Seller or any of its Subsidiaries or any of their respective businesses (such entities and businesses, collectively, the “Seller Business”), on the one hand, or Buyer or any of its Subsidiaries or any of their respective businesses (such entities and businesses, collectively, the “Buyer Business”), on the other, or to a merger, share exchange, consolidation, acquisition or sale of other material assets, acquisition or sale of shares of capital stock or other equity interests, recapitalization, reorganization or similar transaction involving the Seller Business or the Buyer Business, in each case, that, if consummated, would constitute or reasonably be expected to constitute an Alternative Transaction (any inquiry or proposal regarding any of the foregoing transactions, an “Alternative Transaction Proposal”), other than transactions contemplated by this Agreement, including, the Merger, (ii) solicit, entertain, initiate, negotiate, encourage the initiation of, participate in or encourage proposals, discussions or negotiations with any Person other than Buyer or Seller, as the case may be (any such other Person, an “Interested Party”), with respect to a potential Alternative Transaction or Alternative Transaction Proposal or (iii) provide information relating to the Seller Business or Buyer Business to any Interested Party in connection with a potential Alternative Transaction. Seller terminated all discussions or negotiations with any Person (other than Buyer) relating to an Alternative Transaction as of July 23, 2007.

(b) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, Seller shall notify Buyer and Buyer shall notify Seller, as the case may be, promptly (but in no event later than 24 hours) after receipt of any Alternative Transaction Proposal, or any material modification of or material amendment to any Alternative Transaction Proposal or any request for nonpublic information relating to Seller or Buyer, respectively, or any of their respective Subsidiaries relating to any Alternative Transaction Proposal. Such notice to Buyer or Seller, as the case may be, shall be made orally and in writing, and shall indicate the identity of the Person making the Alternative Transaction Proposal or such request and the material terms of any such Alternative Transaction Proposal or any material modification or material amendment to an Alternative Transaction Proposal (including a copy thereof if such Alternative Transaction Proposal or material modification or material amendment is in writing). From the date hereof until the earlier of the Effective Time and the termination of this Agreement, Seller shall keep Buyer and Buyer shall keep Seller reasonably informed on a current basis of any material changes in the status and any material changes or modifications in the terms of any such Alternative Transaction Proposal, indication or request. Seller or Buyer, as the case may be, shall provide the other party with 48 hours prior written notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Alternative Transaction Proposal or Alternative Transaction.

(c) Notwithstanding anything to the contrary contained in Section 4.2(a), in the event that, prior to the applicable Superior Proposal Termination Date, Buyer or Seller, as the case may be, receives an unsolicited, bona fide written Alternative Transaction Proposal that is determined (in accordance with Section 8.3(tt)) to be, or is reasonably likely to lead to, a Superior Proposal, Buyer or Seller, as the case may be, may then take the following actions prior to the applicable Superior Proposal Termination Date (but only (1) if and to the extent that (y) its Board of Directors concludes in good faith, after consultation with its outside legal counsel, that the failure to do so is reasonably likely to result in a breach of its fiduciary obligations to its stockholders under Applicable Laws, and (z) Seller or Buyer, as the case may be, has given the other party at least two (2) business days’ prior written notice of its intention to take any of the following actions and (2) if it shall not have breached in any material respect any of the provisions of this Section 4.2):

(i) Furnish nonpublic information to the Person or group of Persons making such Superior Proposal, provided, that (A) prior to furnishing any such nonpublic information, it receives from such Person or group of Persons an executed confidentiality and standstill agreement containing terms at

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least as restrictive as the terms contained in the Nondisclosure Agreement, dated July 23, 2007, between Buyer and Seller (the “CDA”) and (B) contemporaneously with furnishing any such nonpublic information to such Person or group of Persons, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished to such party); and

(ii) Engage in discussions or negotiations with such Person or group of Persons with respect to such Superior Proposal.

(d) Prior to the applicable Superior Proposal Termination Date, solely in response to the receipt of an unsolicited, bona fide written Alternative Transaction Proposal which is determined to be a Superior Proposal prior to the applicable Superior Proposal Termination Date, the Board of Directors of Buyer or Seller, as applicable, may terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal if all of the following conditions in clauses (i) through (v) are met:

(i) the Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(ii) Seller or Buyer, as the case may be, has (1) complied with the provisions of Section 4.2(b) and Section 4.2(c) of this Agreement, (2) provided to the other party two (2) business days’ prior written notice which shall state expressly that it intends to terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal and shall include the most current version of such agreement (or a description of all material terms and conditions thereof) and (3) during the aforementioned period, if requested by the other party, engaged in good faith negotiations so that the other party is able to make a revised proposal to amend this Agreement in such a manner that the Alternative Transaction Proposal which was determined to be a Superior Proposal no longer is a Superior Proposal;

(iii) Buyer or Seller, as the case may be, does not make, within two (2) business days of receipt of the other party’s written notification of its intention to enter into a binding agreement for such Superior Proposal, an offer that the Board of Directors of Seller or Buyer, as the case may be, determines, in good faith after consultation with a financial adviser of nationally recognized reputation, is at least as favorable to the Stockholders or the Buyer Stockholders, as the case may be, as the Superior Proposal, it being understood that Seller or Buyer, as the case may be, shall not enter into any such binding agreement during such two (2) business day period;

(iv) the Board of Directors of Seller or Buyer, as the case may be, has determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal is reasonably likely to result in a breach of its fiduciary obligations to its stockholders under Applicable Laws; and

(v) Seller or Buyer, as the case may be, shall not have breached in any material respect any of the provisions set forth in this Section 4.2.

(e) Nothing contained in this Section 4.2 shall prohibit Seller from taking and disclosing to the Stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

(f) Buyer and its Subsidiaries, and Seller and its Subsidiaries, respectively, shall use reasonable best efforts to cause all Persons other than Buyer or Seller, respectively, who have been furnished confidential information regarding Seller or Buyer in connection with the solicitation of or discussions regarding an Alternative Transaction Proposal or Alternative Transaction within the 12 month period prior to the date hereof promptly to return or destroy such information. Each of Buyer and Seller agrees not to, and to cause their respective Subsidiaries not to, release any Person from the confidentiality and standstill provisions of any agreement to which Buyer and Seller or their respective Subsidiaries is a party and to use reasonable best efforts to enforce to the fullest extent permitted by Applicable Laws the provisions of any such confidentiality and standstill provisions.

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(g) Buyer and Seller shall use reasonable best efforts to inform their respective Representatives of the restrictions described in this Section 4.2. Any violation of the restrictions set forth in this Section 4.2 by any Representative of Buyer and its Subsidiaries, or Seller and its Subsidiaries, shall be deemed to be a breach of this Section 4.2 by Buyer or Seller, as applicable.

SECTION 4.3. Financial Statements. Seller shall promptly provide Buyer with all (a) quarterly statements of income and cash flows of Seller and its consolidated Subsidiaries and (b) quarterly consolidated balance sheets of Seller and its Subsidiaries, in each case, for and as of the end of all quarterly periods after the date hereof until the Effective Time, commencing with the quarterly period ending September 30, 2007, as soon as reasonably practicable after such financial statements are prepared.

SECTION 4.4. Seller Stockholders’ Agreement. Seller shall take all actions necessary to cause the Stockholders’ Agreement, dated as of January 6, 2006, by and among Seller and each of the Stockholders listed as parties thereto to be terminated effective immediately prior to the Effective Time pursuant to, and to the extent provided in, an amendment to the Stockholders’ Agreement among Seller and each of the Stockholders listed as a party thereto, substantially in the form attached hereto as Exhibit 4.4 (the “Amendment to Stockholders’ Agreement”).

SECTION 4.5. Seller Registration Rights Agreement. Seller shall take all actions necessary to cause the Registration Rights Agreement, dated as of January 6, 2006, by and among Seller and each of the Stockholders listed as parties thereto to be terminated immediately prior to the Effective Time pursuant to, and to the extent provided in, an amendment to the Registration Rights Agreement among Seller and each of the Stockholders listed as a party thereto, substantially in the form attached hereto as Exhibit 4.5 (the “Amendment to Registration Rights Agreement”).

SECTION 4.6. Amendment of Seller Form S-1. Seller shall not amend its Registration Statement on Form S-1 (Registration No. 333-141490) without the prior written consent of Buyer.

SECTION 4.7. Amendment of Seller Form S-4. Seller shall not amend its Registration Statement on Form S-4 (Registration No. 333-141581) without the prior written consent of Buyer.

SECTION 4.8. Minority Interest Disposition. On or before the Closing Date, Seller shall take all actions necessary to transfer or otherwise dispose of its equity interest in WSW 1995 Exchange Fund, L.P. (the “Minority Interest Disposition”).

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.1. Seller Stockholder Approval; Buyer Stockholder Approval; Preparation of the Form S-4.

(a) On or before 5:00 p.m., New York City time, on the first (1st) business day after the date of execution of this Agreement, Seller shall seek the Seller Stockholder Approval by the Written Consents to be executed and delivered by the Consenting Stockholders evidencing the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger. In connection with the Seller Stockholder Approval, Seller shall comply with all disclosure and other obligations to the Stockholders under the DGCL and any other Applicable Laws. Without limiting the generality of the foregoing, Seller agrees that its obligations in this Section 5.1(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Seller of any Alternative Transaction Proposal or Alternative Transaction. Unless Buyer and Seller otherwise agree in writing, within five (5) business days after the date of the Seller Stockholder Approval, Seller shall send to all Stockholders other than the Consenting Stockholders the notice of the Seller Stockholder Approval contemplated in Section 228(e) of the DGCL,

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which notice shall be in form and substance reasonably satisfactory to Buyer. Any solicitation or similar disclosure circulated to the Stockholders shall be in form and substance reasonably satisfactory to Buyer and shall include the recommendation of the Board of Directors of Seller that the Stockholders vote in favor of adoption of this Agreement and approval of the transactions contemplated hereby, including the Merger. Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section 7.1.

(b) As soon as reasonably practicable following the date of this Agreement, Buyer shall prepare and file with the SEC the Form S-4, including the Proxy Statement/Prospectus forming a part thereof. Buyer shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable using reasonable best efforts after such filing. Buyer shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the Stockholders and Buyer Stockholders as promptly as practicable using reasonable best efforts after the Form S-4 is declared effective under the Securities Act. Subject to the last sentence of Section 5.1(c), the Proxy Statement/Prospectus shall contain the Buyer Recommendation. Buyer shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance and reservation of shares of Buyer Common Stock in the Merger and the conversion of Seller Options into Adjusted Options. Seller shall furnish all information concerning Seller and the Stockholders and holders of Seller Options as may be reasonably requested by Buyer in connection with Buyer’s obligations under this Section 5.1(b). No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus and no response to SEC comments thereon shall be made by Buyer without Seller’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing Seller the opportunity to review and comment thereon unless Buyer would be in violation of Applicable Laws if it were to delay such filing, amendment or supplement in order to receive such prior consent (provided, that Buyer shall use its reasonable best efforts to provide Seller with the opportunity to review and comment thereon). Buyer shall advise Seller, promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and shall promptly provide Seller with copies of any written communication from the SEC or any state securities commission. Buyer shall prepare any written response to any such SEC comments, subject to Seller’s right to review and comment thereon as provided herein. If at any time prior to the Effective Time any information relating to Buyer or Seller or any of their respective Affiliates, stockholders, officers or directors should be discovered by Buyer or Seller which should be set forth in an amendment or supplement to either the Proxy Statement/Prospectus or the Form S-4, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Laws, disseminated to the Stockholders and the Buyer Stockholders.

(c) As promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, Buyer shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Buyer Stockholders Meeting”) in accordance with the DGCL and Buyer’s Organizational Documents for the purpose of obtaining the Buyer Stockholder Approval and shall, through its Board of Directors but subject to the last sentence of this Section 5.1(c), recommend to the Buyer Stockholders, and use commercially reasonable efforts to solicit from the Buyer Stockholders proxies in favor of, the approval of the issuance of the Buyer Common Stock in the Merger pursuant to this Agreement. Buyer shall ensure that the Buyer Stockholders Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Buyer Stockholders Meeting are solicited in compliance with Applicable Laws and with

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the Buyer Organizational Documents. Without the prior written consent of Seller, the Buyer Stockholder Approval and the Special Meeting Proposals shall be the only matters which Buyer shall propose to be acted on by the Buyer Stockholders at the Buyer Stockholders Meeting. Notwithstanding any other provision of this Agreement to the contrary, if Buyer is required under Applicable Laws to submit additional matters to a vote of the Buyer Stockholders to permit the consummation of the Merger and the other transactions contemplated by this Agreement, Buyer shall be authorized and required hereunder to submit approval of such matters to the Buyer Stockholders. The term “Buyer Stockholder Approval” as used herein shall be deemed to include reference to approval of such matters by a vote of the Buyer Stockholders, the term “Buyer Stockholders Meeting” as used herein shall be deemed to include reference to submission of such matters to a vote of the Buyer Stockholders, and any representation and warranty by Buyer herein with respect to stockholder votes or consents required to be obtained by Buyer shall be deemed to refer to such matters. Nothing contained in this Section 5.1(c) or any other provision of this Agreement shall prohibit Buyer’s Board of Directors from making a Change of Recommendation to the Buyer Stockholders hereunder if Buyer’s Board of Directors, after consultation with legal counsel, determines in good faith that such action is necessary for Buyer’s Board of Directors to comply with its fiduciary duties under Applicable Laws.

SECTION 5.2. Accountant’s Letters. Each of Seller and Buyer shall use their commercially reasonable efforts to cause to be delivered to the other party two letters from their respective independent registered public accounting firms, one dated approximately as of the date the Form S-4 is declared effective and one dated approximately as of the Closing Date, each addressed to the other party, in form and substance reasonably satisfactory to the other party and customary in scope and substance for comfort letters delivered by independent registered public accounting firms in connection with registration statements similar to the Form S-4.

SECTION 5.3. Access to Information; Confidentiality.

(a) Subject to the CDA and Applicable Laws, each of Buyer and Seller shall, and shall cause each of their respective Subsidiaries to, afford to the other party and to the Representatives of such other party, reasonable access, at all reasonable times on reasonable notice during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of such party) and, during such period and subject to the CDA and Applicable Laws, each of Buyer and Seller shall, and shall cause each of their respective Subsidiaries to, make available to the other party (i) a copy of each material report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other material information concerning its business, properties and personnel as such other party may reasonably request. Seller shall provide Buyer with access to information from Seller’s books and records regarding (i) Seller’s adjusted tax basis and accumulated depreciation for U.S. federal income tax purposes of each class of assets of each of Seller and each of its Subsidiaries and (ii) excess loss accounts of Seller or any of its Subsidiaries (under Code Section 1502), if any, in each case as of December 31, 2006, and, to the extent possible, for the period from December 31, 2006 through December 31, 2007. No review pursuant to this Section 5.3(a) shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

(b) Each of Buyer and Seller shall hold and keep confidential, and shall cause their respective Representatives and Affiliates to hold and keep confidential, any nonpublic information in accordance with the terms of the CDA.

SECTION 5.4. Reasonable Best Efforts.

(a) Upon the terms of, and subject to the conditions set forth in this Agreement, and except as otherwise expressly specified in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under this Agreement and Applicable Laws

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to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts (i) to prepare and file all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain, as promptly as practicable, all waivers, consents, clearances, licenses, orders, registrations, permits, approvals and authorizations necessary or advisable to be obtained from any third Person and/or Governmental Entity in order to consummate the Merger and each other transaction contemplated by this Agreement, including all filings required under the HSR Act and Communications Laws and any other necessary antitrust, competition or similar laws of any foreign jurisdiction, (ii) subject to the terms of Section 5.4(c), to take all reasonable steps as may be necessary to obtain all such material waivers, consents, clearances, licenses, orders, registrations, permits, approvals, and authorizations as are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Merger, provided, that neither party shall be required to offer or agree to an order that requires (A) the divestiture of any properties, assets, operations or businesses, (B) holding separate any properties, assets, operations or businesses, pending the satisfaction or termination of any conditions, restrictions or agreements affecting ownership of any such assets (or any portion thereof) and/or (C) satisfying any additional conditions imposed by any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement if such divestiture, hold separate requirement and/or satisfaction of additional conditions would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect after the Merger, (iii) to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including promptly seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) to execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of this Agreement. In furtherance of the foregoing, the parties shall cooperate and use reasonable best efforts to determine and agree upon, within two (2) weeks of the date hereof, a list of those Governmental Entities in foreign jurisdictions, if any, to which it may be necessary or appropriate to submit any filings, notifications or registrations or take any other actions in connection with regulatory or legal requirements of such Governmental Entities relating to the transactions contemplated hereby; provided, that the foregoing shall not affect or otherwise modify the closing conditions in Section 6.1(b) and Section 6.1(c). Subject to Applicable Laws relating to the exchange of information, Seller and Buyer shall have the right to review in advance, and to the extent reasonably practicable each party shall consult with the other party on, all of the information relating to Seller and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(b) Each of Buyer and Seller shall keep the other party reasonably apprised of the status of matters relating to the completion of the Merger and the other transactions contemplated hereby and work cooperatively in connection with the efforts referenced above in obtaining all required approvals or consents of all Governmental Entities, including, the SEC, FCC, the Federal Trade Commission and/or the United States Department of Justice. In that regard, each party shall without limitation: (i) promptly notify the other party of, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communications from or with any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written (or any proposed oral) communication with any such Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (iii) not participate in any meeting or oral communication with any such Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement unless such party consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat, (iv) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between such party and any such Governmental Entity with respect to the Merger or any of the other transactions contemplated by this

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Agreement, and (v) furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Each of Buyer and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.4 as “outside counsel only.” Such material and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Buyer or Seller, as the case may be) or its legal counsel.

(c) In connection with the filings referenced in Section 5.4(a) and Section 5.4 (b), the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third Persons or Governmental Entities.

(d) Notwithstanding the foregoing, nothing contained in this Section 5.4 shall be deemed to require Buyer or Seller to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities, which would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect after the consummation of the Merger at the Effective Time.

SECTION 5.5. Indemnification and Insurance.

(a) For a period of six (6) years after the Effective Time, Buyer shall, and shall cause the Surviving Corporation to, (i) maintain the indemnification provisions contained in the certificate of incorporation and the bylaws of the Surviving Corporation as of the Effective Time, to the extent permitted by Applicable Laws and (ii) fulfill and honor in all respects the obligations of the Surviving Corporation pursuant to any indemnification agreements between Seller, and any of its present or former directors, officers and employees (the “Indemnified Parties”) in effect immediately prior to the Effective Time, subject to Applicable Laws.

(b) For a period of six (6) years after the Effective Time, Buyer shall use reasonable best efforts to cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by Seller with respect to claims arising from facts or events which occurred on or before the Effective Time (including those related to this Agreement and the transactions contemplated hereby); provided, that Buyer may substitute therefor policies providing at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the former officers and directors of Seller with respect to claims arising from facts or events which occurred at or before the Effective Time; and provided, further, that if the aggregate annual premiums for any such policies at any time during such period shall exceed 200% of the per annum premium rate paid by Seller and its Subsidiaries as of the date hereof for such policies (the “Maximum Premium”), then Buyer shall be required to provide only as much coverage as is then available at the Maximum Premium.

SECTION 5.6. Fees and Expenses. Except as set forth in this Section 5.6, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that Seller and Buyer shall each bear and pay one-half of the aggregate costs and expenses incurred (other than attorneys’ fees, accountants’ fees and related expenses) in connection with (a) the filing of all notices and/or petitions for regulatory approval required by the FCC and relevant state public service or public utility commissions or similar state regulatory bodies and (b) the filings of the premerger notification and report forms under the HSR Act and any applicable antitrust, competition or similar laws of any foreign jurisdiction (including filing fees).

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SECTION 5.7. Public Announcements. Not later than the business day immediately following the execution of this Agreement, Buyer shall issue a press release, in form and substance reasonably satisfactory to Seller, announcing its entry into this Agreement and shall file with the SEC a Current Report on Form 8-K attaching this Agreement as an exhibit. Neither Seller nor Buyer shall, and neither Seller nor Buyer shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement, including the Merger, without the prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) of Buyer, in the case of a proposed announcement or statement by Seller or any of its Subsidiaries, or Seller, in the case of a proposed announcement or statement by Buyer or any of its Subsidiaries; provided, however, that Buyer may, without the prior consent of Seller (but after prior consultation with Seller to the extent reasonably practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Applicable Laws or by the NASDAQ Marketplace Rules.

SECTION 5.8. Listing. Buyer shall use reasonable best efforts to cause the Buyer Common Stock issuable under Article II, and those shares of Buyer Common Stock required to be reserved for issuance in connection with the Merger, to be authorized for listing on the NASDAQ, upon official notice of issuance.

SECTION 5.9. Actions With Respect to Seller Notes. On or prior to the Closing Date, Buyer shall transfer or cause to be transferred to or for the account of Seller funds in an amount sufficient to permit Seller to redeem in full all of its outstanding 10 1/2% Senior Second Secured Notes due 2011 (the “Seller Notes”) pursuant to Section 5(a) of the Seller Notes. On the Closing Date, Seller shall deposit such funds pursuant to the Indenture, dated as of September 26, 2006, among Seller, the Guarantors (as defined in the Indenture) party thereto and U.S. Bank National Association, as trustee and collateral agent (the “Seller Notes Trustee”), relating to the Seller Notes (the “Indenture”), for application to redeem in full all of the outstanding Seller Notes pursuant to Section 5(a) of the Seller Notes. On the Closing Date, upon receipt of such funds from or at the direction of Buyer, Seller shall use its reasonable best efforts to cause the Seller Notes Trustee to execute and deliver to Seller, on the Closing Date or as soon thereafter as reasonably practicable, the proper instruments evidencing the redemption of the Seller Notes and the discharge of the Indenture as provided in Section 8.02 thereof (the “Seller Notes Redemption”).

SECTION 5.10. Conveyance Taxes. Seller and Buyer shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

SECTION 5.11. Employee Benefits.

(a) Until the 12 month anniversary of the Effective Time (the “Benefits Continuation Period”), and subject to the last sentence of this Section 5.11(a), Buyer shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, for those employees of Seller and its Subsidiaries who continue from time to time during the Benefits Continuation Period as employees of Buyer, the Surviving Corporation or any of their respective Subsidiaries (the “Continuing Employees”), compensation and employee benefits (the “Post-Closing Benefits”) that are no less favorable in the aggregate than the compensation and employee benefits to which such Continuing Employee is entitled immediately prior to the Effective Time under the Seller Benefit Plans (the “Pre-Closing Benefits”). Nothing herein shall limit the right of Buyer or any of its Subsidiaries to terminate the employment of any Continuing Employee at any time or require Buyer or any of its Subsidiaries to provide any such employee benefits, rates of base salary or hourly wages or annual bonus opportunities for any period following any such termination.

(b) Following the Closing Date, Buyer shall, and shall cause its Affiliates to, (i) credit the Continuing Employees’ service with Seller, or any predecessor employers to Seller, to the extent credited under the

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analogous Pre-Closing Benefits, as service for purposes of eligibility, vesting and benefit accrual under the Post-Closing Benefits; provided, however, that in no event shall the Continuing Employees be entitled to any credit (A) for purposes of benefit accrual under any defined benefit retirement plan, (B) for any new program for which credit for service prior to the effective date of such program is not given to a similarly situated employee of Buyer or (C) to the extent that such credit would result in duplication of benefits with respect to the same period of service, (ii) cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under the Post-Closing Benefits, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous Pre-Closing Benefits in which such Continuing Employees participated immediately prior to the Closing Date, to be waived with respect to such Continuing Employees and such Continuing Employees’ spouses and eligible dependents who become participants in the Post-Closing Benefits and (iii) give credit for or otherwise take into account under the Post-Closing Benefits the out-of-pocket expenses and annual expense limitation amounts paid by Continuing Employees under the analogous Pre-Closing Benefits for the year in which the Closing Date occurs.

(c) Seller agrees that, after written notice by Buyer given no later than fifteen (15) business days prior to the Closing Date, which notice shall include executed copies of such actions as may be reasonably necessary to ensure that the Continuing Employees shall participate in a qualified retirement plan of Buyer meeting the requirements of Section 401(k) of the Code immediately following the Closing Date on terms consistent with this Section 5.11, Seller’s Board of Directors shall adopt resolutions terminating, effective at least two (2) days prior to the Closing Date, any Seller Benefit Plan which is intended to meet the requirements of Section 401(k) of the Code. If Buyer so notifies Seller, at the Closing, Seller shall provide Buyer with executed resolutions of Seller’s Board of Directors authorizing such termination.

SECTION 5.12. Affiliates.

(a) Seller shall use commercially reasonable efforts to cause each Person who is, in Buyer’s reasonable judgment, an “affiliate” of Seller within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145 Affiliates”) to deliver to Buyer, as soon as reasonably practicable, a written agreement substantially in the form attached hereto as Exhibit 5.12(a) (“Affiliate Letter”). Buyer shall be entitled to place appropriate legends in the forms set forth in the Affiliate Letter on the certificates evidencing any shares of Buyer Common Stock to be received by Rule 145 Affiliates in the Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for the Buyer Common Stock.

(b) Seller shall use commercially reasonable efforts to cause each Person set forth on Section 5.12(b) of the Buyer Disclosure Schedule to deliver to Buyer, immediately after the execution hereof, a written agreement substantially in the form attached hereto as Exhibit 5.12(b) (“Lock-Up Letter”).

SECTION 5.13. Notification of Certain Matters. Seller shall give prompt written notice to Buyer of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would reasonably be expected to cause (a)(i) any representation or warranty of Seller contained in this Agreement that is qualified as to “materiality” or “Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of Seller contained in this Agreement that is not qualified as to “materiality” or “Material Adverse Effect” to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. In addition, Seller shall give prompt notice to Buyer of any change or event having, or which would, individually or in the aggregate, reasonably be expected to have, a Seller Material Adverse Effect or which would reasonably be expected to result in the failure of any of the conditions set forth in Article VI to be satisfied.

SECTION 5.14. Corporate Actions. By the close of business on the day immediately after the date hereof, Buyer, as the holder of all of the outstanding shares of capital stock of Merger Sub, shall adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

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SECTION 5.15. Real Property Interests. If, prior to the Closing, Seller shall deliver to Buyer a written certification (in such form as may be reasonably requested by the counsel to Buyer) conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h) and, simultaneously with delivery of such certificate, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), Buyer and Exchange Agent shall not be entitled to deduct and withhold (pursuant to Section 2.4(h)) Tax under Section 1445(a) of the Code as to which withholding is not required pursuant to the provisions of Treasury Regulations Sections 1.445-2(c)(3) with respect to any Person who is a holder of Seller Common Stock at the Effective Time. If Seller does not deliver such certification and notice, Buyer and Exchange Agent are entitled to deduct and withhold (pursuant to Section 2.4(h)) Tax under Section 1445(a) of the Code except to the extent that withholding is not required pursuant to the provisions of Treasury Regulations Section 1.1445-2(b)(2) with respect to any Person who is a holder of Seller Common Stock at the Effective Time and who provides a non-foreign affidavit, sworn under penalty of perjury, complying with the provisions of Treasury Regulations Section 1.1445-2(b)(2) and in such form as may reasonably be requested by the counsel to Buyer, stating that such Person is not a “foreign person” as defined in Code Section 1445.

SECTION 5.16. New Registration Rights Agreement. At or prior to the Closing, Buyer shall use commercially reasonable efforts to enter into a registration rights agreement with the Seller Funds having substantially the terms set forth in Exhibit 5.16 attached hereto (the “Registration Rights Provisions”).

SECTION 5.17. Code Section 280G Shareholder Approval. Prior to Closing, Seller shall use reasonable efforts to obtain the approval of the Stockholders, consistent with the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, for any compensation or other payment payable under any Contract with any employee or former employee of Seller or its Subsidiaries that would give rise to any “excess parachute payment,” as that term is defined in Section 280G(b) of the Code. Buyer shall be given a reasonable opportunity to review and comment on the disclosure document required by Q&A7 of the regulations adopted under Section 280G of the Code, and any such comments shall be given reasonable consideration by Seller.

SECTION 5.18. Section 16(b). The Board of Directors of Buyer, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(b)(3) under the Exchange Act), shall adopt a resolution before the Effective Time providing that the acquisition by any Stockholder, who shall become or have a right to designate a director of Buyer as of the day immediately following the Closing Date, of Buyer Common Stock and/or Adjusted Options, in each case pursuant to the transactions contemplated by this Agreement, including the Merger, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. The Board of Directors of Seller, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(b)(3) under the Exchange Act), shall adopt a resolution before the Effective Time providing that the disposition by any such Stockholder of shares of Seller Common Stock in exchange for shares of Buyer Common Stock, and of Seller Options upon assumption and conversion into Adjusted Options, in each case pursuant to the transactions contemplated by this Agreement, including the Merger, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

SECTION 5.19. Debt Agreements. Buyer and Seller shall cooperate in the preparation, execution and filing of such documents and the taking of such other actions as shall be necessary or appropriate to enable Seller and its Subsidiaries, as of the Effective Time, to become parties to and guarantors of Buyer’s obligations under, and (in the case of the agreements referred to in clause (a) below) to pledge their properties and assets in accordance with, (a) the Credit Agreement, dated as of February 28, 2007, as amended effective as of July 10, 2007, and the security agreements, the pledge agreement and the other agreements ancillary thereto, among Buyer, as borrower, the lenders from time to time party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, CIT Lending Services Corporation, as documentation agent, and Deutsche Bank Trust Company Americas, as administrative agent, and (b) the Indenture, dated as of July 10, 2007 among Buyer, the guarantors named therein and The Bank of New York, as trustee.

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ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Stockholder Approval. Each of the Seller Stockholder Approval and the Buyer Stockholder Approval shall have been obtained.

(b) Antitrust Waiting Periods. The waiting periods (and any extensions thereof) and any approvals applicable to the Merger under the HSR Act shall have been terminated or shall have expired or shall have been obtained, as applicable.

(c) Regulatory Approvals. All regulatory approvals shall have been obtained, including (i) the authorization required to be obtained from the FCC for the consummation of the Merger, (ii) all approvals, if any, required to be obtained (A) with or from any state public service or public utility commissions or similar state regulatory bodies listed in Section 3.1(c)(v)(E) of the Seller Disclosure Schedule or Section 3.2(c)(iv)(D) of the Buyer Disclosure Schedule, or (B) with or from any foreign governments, in each case in connection with the consummation of the Merger and the transactions contemplated by this Agreement (except in the case of this clause (B), for any failures to obtain such approvals which would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect (determined for purposes of this clause (B) after giving effect to the Merger)).

(d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction shall be in effect that makes illegal or prohibits the consummation of the transactions contemplated by this Agreement.

(e) Form S-4. The Form S-4 shall have been declared effective under the Securities Act, and no stop order or proceedings seeking a stop order shall have been initiated or, to the Knowledge of Buyer or Seller, threatened by the SEC.

(f) Listing. The shares of Buyer Common Stock issuable to the Stockholders pursuant to Article II shall have been authorized for listing on NASDAQ (or any successor stock exchange thereto) upon official notice of issuance.

SECTION 6.2. Conditions to Obligation of Seller. The obligation of Seller to effect the Merger is further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer and Merger Sub set forth herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.2(f)(ii), which shall be read with the Material Adverse Effect qualification)) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.2(f)(ii), which shall be read with the Material Adverse Effect qualification)) does not have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) Performance of Obligations of Buyer and Merger Sub. Each of Buyer and Merger Sub shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. No Buyer Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

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(d) Officers’ Certificate. Seller shall have received an officers’ certificate duly executed by each of the chief executive officer and chief financial officer of Buyer to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(e) Board Composition. As of the Effective Time, Buyer shall have taken the actions provided for in Section 1.7 and shall have delivered to Seller a counterpart signature page of the Board Membership Agreement, duly executed by Buyer.

SECTION 6.3. Conditions to Obligation of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to effect the Merger are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Except for the representations and warranties of Seller set forth in Section 3.1(i)(viii) and Section 3.1(j)(xii), the representations and warranties of Seller set forth herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.1(f)(ii), which shall be read with the Material Adverse Effect qualification)) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.1(f)(ii), which shall be read with the Material Adverse Effect qualification)) does not have, individually or in the aggregate, a Seller Material Adverse Effect; provided, however, that the representations and warranties set forth in Section 3.1(i)(viii) and Section 3.1(j)(xii) shall be true and correct in all respects both when made and as of the Closing Date, as if made at and as of such time.

(b) Performance of Obligations of Seller. Seller shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. No Seller Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d) Officers’ Certificate. Buyer shall have received an officers’ certificate duly executed by each of the chief executive officer and chief financial officer of Seller to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

(e) Consents and Approvals. Other than the consents and approvals required by Section 6.1(b) and Section 6.1(c), all filings with, and all consents, approvals and authorizations of, any Governmental Entity or any other Person required to be made or obtained by Seller, Buyer or any of their respective Subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement shall have been obtained, other than such consents, approvals and authorizations the failure of which to be made or obtained would not, individually or in the aggregate, have a Buyer Material Adverse Effect (determined, for purposes of this clause, after giving effect to the Merger).
(f) Dissenting Shares. Holders of no greater than 15% of the issued and outstanding shares of Seller Common Stock shall have demanded appraisal for such shares in accordance with the DGCL (excluding such holders who have failed to perfect, withdrawn or otherwise lost such right to appraisal) prior to the Closing.

(g) Seller Notes Redemption. As of or concurrently with the Closing, the Seller Notes Redemption shall have been consummated consistent with the terms and conditions set forth in Section 5.9.

(h) Communications Regulatory Opinion. Buyer shall have received a written opinion of Buyer’s FCC counsel, dated as of the Closing Date, to the effect that, as of such date, (i) Buyer and its Subsidiaries have all required authorizations, licenses and permits required under the Communications Act, and the rules, regulations, policies or orders of the FCC (the “FCC Authorizations”); (ii) all such FCC Authorizations are

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in full force and effect; (iii) there are no complaints, proceedings, investigations, protests, notices of violation, notices of apparent liability, petitions or other objections (whether formal or informal) currently pending or threatened at the FCC relating to the FCC Authorizations of Buyer or its Subsidiaries; and (iv) the consummation of this Agreement and the other transactions contemplated hereunder shall not result in or cause a cancellation, termination, revocation, forfeiture, modification or material impairment of such FCC Authorizations.

(i) Certain Seller Agreements. Seller shall have delivered correct and complete copies of the Amendment to Stockholders’ Agreement, the Amendment to Registration Rights Agreement and each Lock-Up Letter, and none of the Amendment to Stockholders’ Agreement, the Amendment to Registration Rights Agreement or any Lock-Up Letter shall have been breached, amended or modified in any manner, and each of the Amendment to Stockholders’ Agreement, the Amendment to Registration Rights Agreement and Lock-Up Letter shall be in full force and effect.

(j) Minority Interest Disposition. Buyer shall have received evidence reasonably satisfactory to Buyer that the Minority Interest Disposition shall have been consummated.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Seller Stockholder Approval or the Buyer Stockholder Approval:

(a) by mutual written consent of Seller and Buyer (as authorized by the Board of Directors of each of Seller and Buyer);

(b) by written notice of either Seller or Buyer (as authorized by the Board of Directors of Seller or Buyer, as applicable):

(i) if the Merger shall not have been consummated by a date no later than 150 days from the date hereof (the “Outside Date”); provided, that if, as of such Outside Date, all conditions that are not to be satisfied by action taken at the Closing set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived, other than the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(e), then the Outside Date shall be extended at the election of either Buyer or Seller to a date not later than 180 days from the date hereof, which date shall thereafter be deemed to be the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement has been the cause of, or resulted in, the Merger not occurring on or before the Outside Date; provided, further, that if the condition set forth in Section 6.1(e) is satisfied on or before the Outside Date but not within sufficient time to permit Buyer to hold the Buyer Stockholders Meeting before the Outside Date, then the Outside Date shall be extended at the election of Buyer to permit Buyer to hold the Buyer Stockholders Meeting and provide the requisite notice to the Buyer Stockholders in accordance with the DGCL to a date not later than 180 days from the date hereof, which date shall thereafter be deemed to be the Outside Date; or

(ii) if a Governmental Entity that is of competent jurisdiction shall have issued a final and nonappealable order, decree or ruling or taken any other action (including the failure to have taken an action) having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

(iii) if the Buyer Stockholder Approval shall not have been obtained at the Buyer Stockholders Meeting, or at any adjournment or postponement thereof, at which the vote to obtain the Buyer Stockholder Approval was taken;

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(c) by Seller (as authorized by its Board of Directors):

(i) upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement or after the occurrence or happening of an event or circumstance, in each case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would be incapable of being satisfied by the Outside Date; or

(ii) prior to the applicable Superior Proposal Termination Date, if Seller’s Board of Directors or a committee thereof shall have resolved to terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 4.2 (including satisfaction of each condition set forth in Section 4.2(d)); or

(iii) if Buyer’s Board of Directors or a committee thereof, for any reason, shall have (A) effected a Change of Recommendation, or (B) approved or recommended any Alternative Transaction;

(d) by Buyer (as authorized by its Board of Directors):

(i) upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement or after the occurrence or happening of an event or circumstance, in each case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would be incapable of being satisfied by the Outside Date; or

(ii) prior to the applicable Superior Proposal Termination Date, if Buyer’s Board of Directors or a committee thereof shall have resolved to terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 4.2 (including satisfaction of each condition set forth in Section 4.2(d)); or

(iii) if Seller’s Board of Directors or a committee thereof, for any reason, shall have (A) effected a Change of Recommendation, (B) approved or recommended any Alternative Transaction, or (C) failed, within ten (10) business days after any tender or exchange offer relating to Seller Common Stock commenced by any Person (other than Buyer) shall have been first published, sent or given, to have sent to its security holders a statement disclosing that Seller’s Board of Directors recommends rejection of such tender offer or exchange offer; or

(iv) if the Seller Stockholder Approval is not obtained by delivery of the Written Consents by 5:00 p.m., New York City time, on the first (1st) business day after the date of execution of this Agreement in accordance with Section 5.1(a).

SECTION 7.2. Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 7.1 and the payment of a Seller Termination Fee, if any, or a Buyer Termination Fee, if any, as applicable, this Agreement shall forthwith become void and have no further force or effect and there shall be no liability of any nature whatsoever on the part of any of the parties, except (i) as set forth in Section 5.3(b), Section 5.6, this Section 7.2, and Article VIII (other than Section 8.1) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, (ii) that nothing herein shall relieve any party from any further liability for any willful or intentional breach of any representation, warranty, covenant or agreement of such party contained herein occurring prior to the termination of this Agreement, and (iii) with respect to a termination pursuant to Section 7.1(d)(iv), Seller shall promptly following such termination pay Buyer a fee equal to the sum of (A) $4,800,000 plus (B) an amount equal to the reasonable out-of-pocket expenses incurred by Buyer in connection with the transactions contemplated by this Agreement not to exceed $500,000 in the aggregate. No termination of this Agreement shall affect the obligations of the parties contained in the CDA, all of which obligations shall survive termination of this Agreement in accordance with their terms.

(b) In the event that this Agreement is terminated by Seller pursuant to Section 7.1(c)(ii) or by Buyer pursuant to Section 7.1(d)(iii), Seller shall, concurrently with such termination, pay Buyer a fee equal to the

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sum of (i) $14,000,000 plus (ii) an amount equal to the reasonable out-of-pocket expenses incurred by Buyer in connection with the transactions contemplated by this Agreement not to exceed $500,000 in the aggregate (the “Seller Termination Fee”).

(c) In the event that this Agreement is terminated by Buyer or Seller pursuant to Section 7.1(b)(iii), by Seller pursuant to Section 7.1(c)(iii) or by Buyer pursuant to Section 7.1(d)(ii), Buyer shall, concurrently with such termination, pay Seller a fee equal to the sum of (i) $14,000,000 plus (ii) an amount equal to the reasonable out-of-pocket expenses incurred by Seller in connection with the transactions contemplated by this Agreement not to exceed $500,000 in the aggregate (the “Buyer Termination Fee”).

(d) All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party to receive payment. Each of Buyer and Seller acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Seller or Buyer, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 7.2 and, in order to obtain such payment, the other party makes a claim that results in a judgment against the party failing to pay the amounts required by this Section 7.2, the party so failing shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such claim, together with interest at the rate of interest per annum publicly announced by Deutsche Bank as its prime rate at its principal office in New York City, as in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.2 shall not be in lieu of damages incurred in the event of breach of this Agreement, to the extent permitted by this Section 7.2.

SECTION 7.3. Amendment. Subject to compliance with Applicable Laws, this Agreement may be amended by the parties at any time before or after the Seller Stockholder Approval or the Buyer Stockholder Approval; provided, however, that after the occurrence of the Seller Stockholder Approval or Buyer Stockholder Approval, as the case may be, there may not be, without further approval of such stockholders, any amendment of this Agreement which by Applicable Laws requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.

SECTION 7.4. Extension; Waiver. At any time prior to the Effective Time, a party may, subject to the proviso of Section 7.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by any other party hereto with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit the survival of any covenant or agreement of the parties in this Agreement or in any instrument delivered pursuant to this Agreement which by its terms contemplates performance after the Effective Time.

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SECTION 8.2. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Buyer or Merger Sub to:

PAETEC Holding Corp.
One PAETEC Plaza
600 Willowbrook Office Park
Fairport, New York 14450
Fax: (585) 340-2563
Attention:	General Counsel

with a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.
8300 Greensboro Drive
Suite 1100
McLean, Virginia 22102
Fax: (703) 610-6200
Attention:	Richard J. Parrino, Esq. and
Thomas E. Repke, Esq.

(b) if to Seller, to:

McLeodUSA Incorporated
16479 Dallas Pkwy
Suite 700
Bent Tree Towers II
Dallas, TX 75248
Fax: (469) 341-3211
Attention:	Bernie Zuroff, Esq.

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Fax: (617) 951-7050
Attention:	Robert L. Nutt Esq. and
Keith F. Higgins Esq.

SECTION 8.3. Definitions. For purposes of this Agreement:

(a) An “Affiliate” of any Person means another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b) An “Alternative Transaction” means any (i) transaction pursuant to which any Person (or group of Persons), directly or indirectly, acquires or would acquire more than 20% of the outstanding voting power of Seller Common Stock or Buyer Common Stock, as applicable, whether from Seller or Buyer, as applicable, or pursuant to a tender offer or exchange offer or otherwise, (ii) transaction pursuant to which any Person (or group of Persons) acquires or would acquire control of assets of Seller or Buyer or any of their

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respective Subsidiaries representing more than 20% of the fair market value of all of the assets, net revenues or net income of Seller and its Subsidiaries, taken as a whole, or Buyer and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iii) merger, share exchange, consolidation, business combination, recapitalization or similar transaction (other than the Merger) involving Seller or Buyer or any of their respective Subsidiaries, as applicable, as a result of which the holders of shares of Seller Common Stock or Buyer Common Stock, respectively, immediately prior to such transaction would not, in the aggregate, own more than 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof, in each case other than the transactions contemplated by this Agreement;

(c) “Special Meeting Proposals” means, with respect to the Buyer Stockholders Meeting, proposals for action by the Buyer Stockholders to approve (i) the election of three (3) Class I directors to Buyer’s Board of Directors and (ii) the adoption of an employee stock purchase plan relating to Buyer Common Stock;

(d) “Applicable Laws” means all laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Entity;

(e) “Buyer Ancillary Agreements” means the Buyer Voting Agreements and the Board Membership Agreement;

(f) “Buyer Common Stock” means the common stock, par value $0.01 per share, of Buyer;

(g) “Buyer Stockholder Approval” means the affirmative vote of the Buyer Stockholders holding a majority of the shares of Buyer Common Stock that are present (in person or by proxy) at the Buyer Stockholders Meeting and entitled to vote on the issuance of the shares of Buyer Common Stock in the Merger pursuant to this Agreement;

(h) “Cause” has the meaning set forth in the applicable employment or similar agreement between Seller and the applicable holder of Seller Options, or, if no such agreement is in effect, shall mean a termination following such holder’s (i) engaging in a criminal act involving Seller; (ii) engaging in willful misconduct that the Committee (as defined in the Seller 2006 Plan) determines in its good faith discretion is, or has the potential to be, materially injurious to Seller, monetarily or otherwise including reputation, (iii) breach of fiduciary duty involving personal profit, including embezzlement, misappropriation or conversion of assets or opportunities of Seller or any of its Affiliates or Subsidiaries or (iv) material breach of Seller’s Code of Business Conduct and Ethics or other Seller policy;

(i) “Change of Recommendation” means (i) in the case of Seller, the withholding, withdrawal, amendment, qualification or modification of the recommendation of Seller’s Board of Directors in favor of adoption of this Agreement and approval of the transactions contemplated hereby, including the Merger, and (ii) in the case of Buyer, the withholding, withdrawal, amendment, qualification or modification of the recommendation of Buyer’s Board of Directors in favor of the issuance of Buyer Common Stock in the Merger;

(j) “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

(k) “Communications Act” means the Communications Act of 1934, as amended;

(l) “Consenting Stockholders” means the Stockholders listed on Exhibit A hereto;

(m) “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect;

(n) “Environmental Laws” means any and all federal, state, foreign, interstate, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, requirements of any

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Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to, or imposing liability or standards of conduct concerning pollution, Hazardous Materials or protection of human health, safety or the environment including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., § 136 et seq., the Occupational Safety and Health Act 29 U.S.C. § 651 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and the Endangered Species Act (16 U.S.C. § 1531 et seq.) as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes;

(o) “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), which (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing, initiated or occurring on or prior to the Effective Time;

(p) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(q) “ERISA Affiliate” means any other person that, together with Seller or any of its Subsidiaries, would be treated as a single employer under Section 414 of the Code;

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended;

(s) “FCC” means the Federal Communications Commission;

(t) “Fidelity Funds” means, collectively, Fidelity Advisor Series II: Fidelity Advisor High Income Advantage Fund, Pension Investment Committee of General Motors for General Motors Employees Domestic Group Pension Trust, Fidelity Security Fund: Fidelity Leveraged Company Stock Fund, Commonwealth of Massachusetts Pension Reserves Investment Management Board, and Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund;

(u) “GAAP” means United States generally accepted accounting principals consistently applied;

(v) “Governmental Entity” means any national, state, or local government or multinational body, any state administrative agency, commission (including the FCC and SEC), or other political subdivision thereof or any entity (including a court) exercising executive, legislative, judicial or administrative functions of or pertaining to government, any stock exchange or self regulatory entity supervising, organizing and supporting any stock exchange;

(w) “Hazardous Materials” means any materials or wastes, defined, listed, classified or regulated, substances in or under any Environmental Laws including, petroleum, petroleum products, asbestos, urea formaldehyde, methyl tertiary-butyl ether, radioactive materials and polychlorinated biphenyls;

(x) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(y) “Indebtedness” with respect to any Person, means, at any time without duplication, (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services whether or not delivered or accepted, i.e., take-or-pay and similar obligations (other than trade payables, accounts payable, contract termination fees, accrued expenses and deferred tax and other credits incurred in the ordinary course of such Person’s business), (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (v) all obligations of such Person as lessee under leases that are or should be capitalized in accordance with GAAP, (vi) the maximum amount available to be drawn or paid under all letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations issued for the account of such Person and all unpaid drawings and unreimbursed payments in respect of such

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letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations, (vii) all obligations of such Person in respect of interest rate or currency hedging agreements, (viii) all obligations of such Person to guarantee any debt, leases, dividends or other payment obligations, (ix) all off-balance sheet liabilities (other than operating leases) and (x) all indebtedness and other payment obligations referred to in clauses (i) through (ix) above of another Person secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness or other payment obligations; provided, however, that notwithstanding the foregoing, “Indebtedness” shall not include any Indebtedness owed to Seller or any Subsidiary of Seller by Seller or any Subsidiary of Seller;

(z) “Intellectual Property” means (i) trademarks, service marks, trade names, brand names, certification marks, designs, logos and slogans, commercial symbols, business name registrations, domain names, trade dress and other indications of origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations in any domestic or foreign jurisdiction of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not and whether or not reduced to practice, in any domestic or foreign jurisdiction; (iii) patents, applications for patents (including divisions, continuations, continuations-in-part, provisionals, continued prosecution applications, substitutions, reissues, reexaminations and renewal applications), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any such jurisdiction; (iv) research and development data, formulae, know-how, proprietary processes, algorithms, models and methodologies, technical information, designs, procedures, trade secrets and confidential information and rights in any domestic or foreign jurisdiction to limit the use or disclosure thereof by any Person; (v) writings and other works of authorship of any type (including the content contained on any web site), whether copyrightable or not, in any such jurisdiction; (vi) computer software (whether in source code or object code form), databases, compilations and data; and (vii) registrations or applications for registration of copyrights in any domestic or foreign jurisdiction, and any renewals or extensions thereof; and (viii) any similar intellectual property or proprietary rights;

(aa) “IRS” means the Internal Revenue Service;

(bb) “Knowledge” means, with respect to Seller, the actual knowledge of the individuals listed in Section 8.3(bb) of the Seller Disclosure Schedule and, with respect to Buyer, the actual knowledge of the individuals listed in Section 8.3(bb) of the Buyer Disclosure Schedule;

(cc) “Leased Network Facilities” means, with respect to Seller and Buyer and their respective Subsidiaries, all of the Network Facilities of the applicable company and such company’s Subsidiaries that are not owned by such company or any of such company’s Subsidiaries but are provided under lease, license, IRUs or other agreements, including Right-of-Way Agreements, between such company or any of such company’s Subsidiaries and third Persons;

(dd) “Leased Real Property” means all real property occupied or used pursuant to all leases, subleases, licenses and occupancy agreements;

(ee) “Liens” means all mortgages, pledges, claims, restrictions, infringements, liens, charges, encumbrances and security interests and claims of any kind or nature whatsoever;

(ff) “Material Adverse Effect” means, when used with respect to Buyer or Seller or any of their respective Subsidiaries, any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably expected (i) to be materially adverse to the business, assets (including intangible assets), liabilities, capitalization, condition (financial or otherwise) or results of operations of Buyer and its Subsidiaries, taken as a whole, or Seller and its Subsidiaries, taken as a whole, as the case may be; provided, however, that, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into

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account in determining whether there has been or shall be a Material Adverse Effect on Seller and its Subsidiaries, taken as a whole, or Buyer and its Subsidiaries, taken as a whole: (A) events or circumstances generally affecting the segments of the telecommunications industry in which Buyer and Seller and their respective Subsidiaries operate, and which do not have a materially disproportionate effect on Seller and its Subsidiaries, taken as a whole, or Buyer and its Subsidiaries, taken as a whole, as the case may be; (B) U.S. or global economic conditions; (C) events or circumstances relating to the execution, delivery, announcement or performance of this Agreement or the consummation of any transaction contemplated hereby, including the Merger; or (D) with respect to Buyer and its Subsidiaries, a decline in the market price of the Buyer Common Stock or other securities of Buyer, or (ii) to impair in any material respect the ability of Buyer (other than as a result of an event or circumstance otherwise constituting a Seller Material Adverse Effect), Seller (other than as a result of an event or circumstance otherwise constituting a Buyer Material Adverse Effect) or Merger Sub (other than as a result of an event or circumstance otherwise constituting a Seller Material Adverse Effect) to perform its obligations under this Agreement or prevent or materially delay the consummation by such party of any of the transactions contemplated hereby;

(gg) “Multiemployer Plan” means a “multiemployer pension plan,” as that term is defined in Section 3(37) of ERISA;

(hh) “Network Facilities” means, with respect to Seller and Buyer and their respective Subsidiaries, all material network facilities (including, cables, wires, conduits, switches, and other equipment and facilities) and related material operating support systems, network operations centers, and land and buildings associated therewith. For purposes of this definition “material” shall mean any network facility the absence of which would materially and adversely affect the ability of the applicable company or any of such company’s Subsidiaries to use such company’s domestic or international networks, taken as a whole, in the manner and scope in which such network is currently being used;

(ii) “Ordinary Course of Business” means the ordinary course of business of Seller and its Subsidiaries consistent with past custom and practice;

(jj) “Owned Network Facilities” means, with respect to Seller and Buyer and their respective Subsidiaries, Network Facilities that are owned by the applicable company or such company’s Subsidiaries;

(kk) “Owned Real Property” means real property, together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto, owned by a Person, and all easements, licenses, rights and appurtenances relating to the foregoing;

(ll) “Permitted Liens” means (i) mechanics’, carriers’, workers’ or repairmen’s liens arising in the ordinary course of business and securing payments or obligations that are not delinquent or which are being contested in good faith by appropriate proceedings, (ii) statutory landlord’s Liens and Liens granted to landlords under any leases, (iii) Liens for Taxes, assessments and other similar governmental charges which are not due and payable and (iv) Liens that arise under zoning, land use and other similar laws or regulations, and easements, covenants, rights-of-way and other imperfections of title or encumbrances, if any, which do not materially affect the marketability of the property subject thereto and do not materially impair the use of the property subject thereto as presently used;

(mm) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(nn) “SEC” means the Securities and Exchange Commission;

(oo) “Seller Ancillary Agreements” means the Amendment to Stockholders’ Agreement and the Amendment to Registration Rights Agreement;

(pp) “Seller Funds” means, collectively, the Fidelity Funds, the Wayzata Funds and Jefferies High Yield Trading, LLC;

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(qq) “Seller Officers” means each of Messrs. Royce J. Holland, Joseph H. Ceryanec, Richard J. Buyens, Christopher W. MacFarland, John M. Dumbleton, J. Christopher Ryan, Michael F. Edl, Bernard L. Zuroff and Timothy Naramore;

(rr) “SOX” means the Sarbanes Oxley Act of 2002;

(ss) a “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body is (or, if there are no such voting interests, more than 50% of the equity interests of which are) owned directly or indirectly by such first Person;

(tt) a “Superior Proposal” with respect to a party means an unsolicited, bona fide written Alternative Transaction Proposal made by a third Person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, (i) all or substantially all of the assets of such party or (ii) over 50% of the outstanding voting securities of such party and as a result of which the stockholders of such party immediately preceding such transaction would hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction (or its ultimate parent), which the Board of Directors of such party has in good faith determined (taking into account, among other things, (A) its consultation with its outside legal counsel and a financial adviser of national reputation and (B) all terms and conditions of such Alternative Transaction Proposal and this Agreement (as it may be proposed to be amended by the other party hereto)) to be more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders), than the terms of this Agreement (as it may be proposed to be amended by the other party hereto) and to be reasonably capable in feasibility and certainty of being consummated on the terms proposed, taking into account all other legal, financial, regulatory and other aspects of such Alternative Transaction Proposal (including conditions to consummation such as a financing condition);

(uu) “Superior Proposal Termination Date” means, (i) in the case of Seller, the date that is twenty (20) business days after the date hereof and (ii) in the case of Buyer, the date of the occurrence of the Buyer Stockholder Approval;

(vv) “Tax Authority” means the IRS and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes;

(ww) “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes;

(xx) “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added;

(yy) “Wayzata Funds” means, collectively, Wayzata Opportunities Fund, LLC, Wayland Distressed Opportunities Fund I-C, LLC, Wayzata Recovery Fund, LLC, Wayland Distressed Opportunities Fund I-B, LLC and Wayzata Opportunities Fund Offshore, L.P.; and

(zz) “Written Consents” means the written consents executed by the Consenting Stockholders adopting this Agreement and approving the transactions contemplated hereby, including the Merger, substantially in the form attached hereto as Exhibit B.

52

SECTION 8.4. Terms Defined Elsewhere. The following terms are defined elsewhere other than in Section 8.3 in this Agreement, as indicated below:

Adjusted Option	2.3(a)
Affiliate Letter	5.12(a)
Agreement	Introduction
Alternative Transaction Proposal	4.2(a)
Amendment to Registration Rights Agreement	4.5
Amendment to Stockholders’ Agreement	4.4
Benefits Continuation Period	5.11(a)
Board Membership Agreement	1.7
Buyer	Introduction
Buyer Balance Sheet	3.2(d)(iii)
Buyer Business	4.2(a)
Buyer Bylaws	1.7
Buyer Charter	1.7
Buyer Disclosure Schedule	3.2
Buyer Licenses or Permits	3.2(g)(i)
Buyer Material Adverse Effect	3.2(a)
Buyer Options	3.2(b)(i)
Buyer Organizational Documents	1.7
Buyer Plan Options	3.2(b)(i)
Buyer Preferred Stock	3.2(b)(i)
Buyer Recommendation	Recitals
Buyer SEC Documents	3.2(d)(i)
Buyer Stockholders	Recitals
Buyer Stockholders Meeting	5.1(c)
Buyer Termination Fee	7.2(c)
Buyer Voting Agreements	Recitals
CDA	4.2(c)(i)
Certificate of Merger	1.3
Certificates	2.4(b)
Closing	1.2
Closing Date	1.2
Communications Laws	3.1(n)(i)
Continuing Employees	5.11(a)
Creditors’ Laws	3.1(c)(i)
Customer Requirements	3.1(s)(iii)
DGCL	Recitals
Dissenting Shares	2.1(f)
Effective Time	1.3
Exchange Agent	2.4(a)
Exchange Fund	2.4(a)
Exchange Ratio	2.1(a)
FCC Authorizations	6.3(h)
Form S-4	3.1(e)
Good Condition	3.1(s)(iii)
Gross-Up Payment	3.1(i)(viii)
Improvements	3.1(r)
Indemnified Parties	5.5(a)
Indenture	5.9
Industry Standards	3.1(s)(iii)

53

Interested Party	4.2(a)
IRUs	3.1(f)(i)(E)
Lock-Up Letter	5.12(b)
Maximum Premium	5.5(b)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Introduction
Minority Interest Disposition	4.8
NASDAQ	2.1(d)
Network Facility Agreement	3.1(s)(v)
Outside Date	7.1(b)(i)
Post-Closing Benefits	5.11(a)
Pre-Closing Benefits	5.11(a)
Proxy Statement/Prospectus	3.1(e)
Registration Rights Provisions	5.16
Representatives	4.2(a)
Restricted Stock	2.2
Right-of-Way Agreement	3.1(s)(i)
Rule 145 Affiliates	5.12(a)
Seller	Introduction
Seller 2006 Plan	3.1(b)(i)
Seller Audited Financial Statements	3.1(d)(i)
Seller Balance Sheet	3.1(d)(iii)
Seller Benefit Plans	3.1(i)(i)
Seller Business	4.2(a)
Seller Bylaws	3.1(a)(ii)
Seller Charter	3.1(a)(ii)
Seller Common Stock	2.1
Seller Disclosure Schedule	3.1
Seller Financial Statements	3.1(d)(i)
Seller Licenses or Permits	3.1(g)(i)
Seller Material Adverse Effect	3.1(a)(i)
Seller Material Contract	3.1(q)(i)
Seller Notes	5.9
Seller Notes Redemption	5.9
Seller Notes Trustee	5.9
Seller Option	2.3(a)
Seller Organizational Documents	3.1(a)(ii)
Seller SEC Documents	3.1(d)
Seller Stockholder Approval	Recitals
Seller Subsidiary Organizational Documents	3.1(a)(ii)
Seller Termination Fee	7.2(b)
Seller Unaudited Financial Statements	3.1(d)(i)
Stockholders	Recitals
Subsequent Seller Financial Statements	3.1(d)(ii)
Surrender Date	2.4(b)
Surviving Corporation	1.1
Voting Debt	3.1(b)(iii)

54

SECTION 8.5. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

SECTION 8.6. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.7. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents, agreements and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and neither party is relying on any other oral or written representation, agreement or understanding. Except for the provisions set forth in Section 5.5 (which are intended to benefit the Indemnified Parties, including Indemnified Parties who or which are not parties hereto), nothing in this Agreement is intended to confer upon any Person other than the parties any rights or remedies.

SECTION 8.8. Governing Law. This Agreement and any disputes arising out of or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

SECTION 8.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.10. Consent to Jurisdiction. Each of the parties hereto (a) consents to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and in the absence of jurisdiction of such court with respect to the applicable matter, any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, including the Merger, (b) agrees that it shall not attempt to deny or defeat such exclusive jurisdiction by motion or other request for leave from any such court, and (c) agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and in the absence of jurisdiction of such court with respect to the applicable matter, a federal court sitting in the State of Delaware or a Delaware state court.

SECTION 8.11. Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall

55

nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Laws in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.13. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

SECTION 8.14. Waiver of Jury Trial. EACH OF BUYER, MERGER SUB AND SELLER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF BUYER, MERGER SUB OR SELLER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

SECTION 8.15. Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of Page Intentionally Left Blank.]

56

IN WITNESS WHEREOF, Seller, Buyer and Merger Sub have caused this Agreement to be executed under seal by their respective officers thereunto duly authorized, all as of the date first written above.

PAETEC HOLDING CORP.

By:	/s/ ARUNAS A. CHESONIS
Name:	Arunas A. Chesonis
Title:	Chairman, President and Chief Executive Officer

MCLEODUSA INCORPORATED

By:	/s/ ROYCE J. HOLLAND
Name:	Royce J. Holland
Title:	President and Chief Executive Officer

PS ACQUISITION CORP.

By:	/s/ ARUNAS A. CHESONIS
Name:	Arunas A. Chesonis
Title:	Chairman and President

57

Exhibit 1.7

Form of Board Membership Agreement

BOARD MEMBERSHIP AGREEMENT, dated as of                     , 200   (this “Agreement”), among PAETEC Holding Corp., a Delaware corporation (“Parent”), each Person listed on the signature pages hereof under the heading “Fidelity Stockholders” (collectively and as more fully defined below, the “Fidelity Stockholders”), and each Person listed on the signature pages hereof under the heading “Wayzata Stockholders” (collectively and as more fully defined below, the “Wayzata Stockholders”);

WHEREAS, as of the date hereof (the “Effective Date”), Parent has consummated a merger transaction pursuant to which the common stock, par value $0.01 per share, of McLeodUSA Incorporated (the “Seller Common Stock”) held by the Fidelity Stockholders has been converted into the right to receive              shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) and the Seller Common Stock held by the Wayzata Stockholders has been converted into the right to receive              shares of the Parent Common Stock; and

WHEREAS, Parent, the Fidelity Stockholders and the Wayzata Stockholders wish to enter into this Agreement to set forth their mutual agreement with respect to the board membership and board observer rights provided for herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” has the same meaning as in Rule 12b-2 promulgated under the Exchange Act as in effect on the date hereof.

“Beneficial owner” and to “beneficially own” has the same meaning as in Rule 13d-3 promulgated under the Exchange Act as in effect on the date hereof; provided that a Person shall not be deemed to be the beneficial owner of any Parent Common Stock solely because such Person is a party to this Agreement, if such Person would not be deemed to be the beneficial owner of such Parent Common Stock within the meaning of such Rule 13d-3 if such Person were not a party to this Agreement.

“Board of Directors” means the Board of Directors of Parent.

“Director” means a member of the Board of Directors.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fidelity Board Observer Period” means the period beginning on the Effective Date and expiring on the earlier to occur of (a) the date on which the Fidelity Stockholders collectively shall cease to own of record and beneficially at least              Merger Shares [50% of Closing Date position], as such number of Merger Shares shall be proportionately adjusted in connection with any stock split, stock dividend, reverse stock split or other combination, reclassification or other similar event affecting the Parent Common Stock, and (b)                     , 200   [second anniversary of Closing].

“Fidelity Stockholders” means the Persons listed on the signature pages hereof under the heading “Fidelity Stockholders” and any other Affiliate of FMR Corp. advised by FMR Corp.

“Merger” means the merger consummated on the Effective Date pursuant to the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of September 17, 2007, as amended from time to time, among Parent, PS Acquisition Corp., a wholly-owned subsidiary of Parent, and McLeodUSA Incorporated.

“Merger Shares” means the Parent Common Stock issued by Parent in the Merger pursuant to the Merger Agreement to the Fidelity Stockholders or the Wayzata Stockholders, as the case may be.

“Person” means any individual, corporation, partnership, limited liability company, limited partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government body.

“Wayzata Board Membership Period” means the period beginning on the day following the Effective Date and expiring on the earlier to occur of (a) the date on which the Wayzata Stockholders collectively shall cease to own of record and beneficially at least              Merger Shares [50% of Closing Date position], as such number of Merger Shares shall be proportionately adjusted in connection with any stock split, stock dividend, reverse stock split or other combination, reclassification or other similar event affecting the Parent Common Stock, and (b)                     , 200   [second anniversary of Closing].

“Wayzata Stockholders” means the Persons listed on the signature pages hereof under the heading “Wayzata Stockholders” and any Affiliate of Wayzata Investment Partners LLC.

ARTICLE II

SECTION 2.1. Designation of Director. During the Wayzata Board Membership Period, the Wayzata Stockholders collectively shall be entitled to designate one individual for appointment or for nomination for election to the Board of Directors.

SECTION 2.2. Vacancies Resignations.

(a) Subject to Section 2.2(b), during the Wayzata Board Membership Period, in the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal of the Director designated for appointment or for nomination for election to the Board of Directors pursuant to Section 2.1, the Wayzata Stockholders shall collectively have the right, by written notice to Parent, to designate a replacement individual for appointment or nomination for election to the Board of Directors to fill such vacancy. Each such replacement designee shall be reasonably acceptable to Parent. If the Wayzata Stockholders do not designate any such replacement to fill such vacancy within 30 days after receipt by the Wayzata Stockholders of written notice from Parent that the Wayzata Stockholders have 30 days to designate a replacement to fill such vacancy, the Board of Directors shall be entitled to fill such vacancy or to reduce the number of authorized Directors by one, and the Wayzata Stockholders thereafter shall not have any rights to designate a Director pursuant to this Agreement. The Director appointed or elected to the Board of Directors pursuant to a designation made by Wayzata Stockholders in accordance with this Section 2.2(a) shall be deemed for purposes of this Article II to be a Director who was designated for appointment or nomination for election to the Board of Directors pursuant to Section 2.1.

(b) Promptly upon the expiration of the Wayzata Board Membership Period, the Wayzata Stockholders shall take all necessary actions (including actions as stockholders of Parent) to cause the Director they have previously designated for appointment or nomination for election to the Board of Directors pursuant to Section 2.1 to resign from the Board of Directors as soon as reasonably practicable.

SECTION 2.3. Action by Wayzata Stockholders. All communications by and to the Wayzata Stockholders relating to the exercise of their rights pursuant to Sections 2.1 and 2.2 shall be directed to and by a single representative of the Wayzata Stockholders designated in writing by the Wayzata Stockholders to the Company from time to time. The Company may rely upon any such designation that is executed and delivered by Wayzata Stockholders that collectively own of record and beneficially at least a majority of the Merger Shares then owned of record and beneficially by all Wayzata Stockholders. The initial representative of the Wayzata Stockholders shall be             .

SECTION 2.4. Undertaking By Parent. During the Wayzata Board Membership Period, Parent agrees to take such action as shall be necessary to cause each individual designated by the Wayzata Stockholders pursuant to Section 2.1 to be appointed as a Director or to be nominated for election by Parent’s stockholders as a Director.

ARTICLE III

BOARD OBSERVER RIGHTS

SECTION 3.1. Board Observer Rights. During the Fidelity Board Observer Period, the Fidelity Stockholders shall have the right to appoint one representative (the “Observer Representative”) to attend each meeting of the Board of Directors as a non-voting observer, whether such meeting is conducted in person or by teleconference. The Observer Representative shall have the right to present matters for consideration by the Board of Directors and to speak on matters presented by others. Subject to the confidentiality provisions of Section 3.2, Parent shall cause the Observer Representative to be provided with all communications and materials that are provided by Parent or its consultants to the members of the Board of Directors generally, including all notices, board packages, reports, presentations, minutes and consent instruments. As of the date hereof,              serves as the Observer Representative. The Fidelity Stockholders may change the Observer Representative from time to time during the Fidelity Board Observer Period upon written notice to Parent, provided that each Observer Representative appointed from time to time shall be reasonably acceptable to Parent. Parent shall reimburse the Observer Representative or the Fidelity Stockholders for the reasonable out-of-pocket travel expenses of the Observer Representative in attending meetings of the Board of Directors.

SECTION 3.2. Confidentiality. Notwithstanding any provision of Section 3.1 to the contrary, the Board of Directors shall have the right to keep confidential from the Observer Representative for such period of time as the Board of Directors deems reasonable any information and copies of written materials Parent is required by law or agreement with a third party to keep confidential. As a condition of the exercise of his rights under this Section 3.1, the Observer Representative shall enter into such agreements or undertakings with Parent to maintain the confidentiality of information provided to him in connection with the exercise of such rights as Parent may reasonably request.

SECTION 3.3. Action by Fidelity Stockholders. All communications by and to the Fidelity Stockholders relating to the exercise of their rights pursuant to Section 3.1 shall be directed to and by a single representative of the Fidelity Stockholders designated in writing by the Fidelity Stockholders to the Company from time to time. The Company may rely upon any such designation that is executed and delivered by Fidelity Stockholders that collectively own of record and beneficially at least a majority of the Merger Shares then owned of record and beneficially by all Fidelity Stockholders. The initial representative of the Fidelity Stockholders shall be             .

ARTICLE IV

MISCELLANEOUS

SECTION 4.1. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by facsimile, hand delivery, by mail (registered or certified mail, postage prepaid, return receipt requested) or by any overnight courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

if to the Wayzata Stockholders, to their representative

designated pursuant to Section 2.3, as follows:

Wayzata Investment Partners LLC

45 Fairfield Street, 4th Floor

Boston, Massachusetts 02116

Attention: John McEvoy

if to the Fidelity Stockholders, to their representative

designated pursuant to Section 3.3, as follows:

if to PAETEC Holding Corp., to:

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

Attention: General Counsel

Facsimile: (585) 340-2563

with a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.

8300 Greensboro Drive

McLean, Virginia 22102

Attention: Richard J. Parrino

Facsimile: (703) 610-6200

SECTION 4.2. Amendments; Waivers. No modification, amendment or waiver of any provision of this Agreement shall be effective against Parent or any other party hereto, unless such modification, amendment or waiver is approved in writing by Parent and each other party hereto, provided that (a) any modification, amendment or waiver approved by the holders of a majority of the Merger Shares owned of record and beneficially by the Fidelity Stockholders shall be effective against each Fidelity Stockholder and (b) any modification, amendment or waiver approved by the holders of a majority of the Merger Shares owned of record and beneficially by the Wayzata Stockholders shall be effective against each Wayzata Stockholder. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 4.3. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as such other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated by this Agreement and otherwise to carry out the intent of the parties hereunder.

SECTION 4.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement, so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement shall be consummated as originally contemplated to the fullest extent possible.

SECTION 4.5. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof This Agreement shall not be assigned by operation of law or otherwise.

SECTION 4.6. Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each party hereto and their respective successors.

SECTION 4.7. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to principles of conflicts of law. Each of the parties hereto (a) consents to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and in the absence of jurisdiction of such court with respect to the applicable matter, any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such exclusive jurisdiction by motion or other request for leave from any such court, and (c) agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and in the absence of jurisdiction of such court with respect to the applicable matter, a federal court sitting in the State of Delaware or a Delaware state court. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 4.8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 4.9. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 4.10. Effectiveness; Termination.

(a) This Agreement shall be effective as of the Effective Date upon its execution by Parent, each Fidelity Stockholder and each Wayzata Stockholder.

(b) The rights and obligations hereunder of the Fidelity Stockholders, and the rights and obligations hereunder of Parent and each Wayzata Stockholder with respect to the Fidelity Stockholders, shall terminate as of the expiration of the Fidelity Board Observer Period.

(c) The rights and obligations hereunder of the Wayzata Stockholders, and the rights and obligations hereunder of Parent and each Fidelity Stockholder with respect to the Wayzata Stockholders, shall terminate as of the Wayzata Board Membership Period.

SECTION 4.11. Obligations Imposed By Law. Any obligation imposed upon Parent, any Wayzata Stockholder or any Fidelity Stockholder hereunder shall not be exclusive of, or otherwise relieve such party of, any obligation imposed upon Parent or such Wayzata Stockholder or Fidelity Stockholder by the laws of the State of Delaware.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PAETEC HOLDING CORP.

By:
Name:
Title:

FIDELITY STOCKHOLDERS:

FIDELITY ADVISOR SERIES II: FIDELITY ADVISOR HIGH INCOME ADVANTAGE FUND

By:
Name:
Title:

COMMONWEALTH OF MASSACHUSETTS PENSION RESERVES INVESTMENT MANAGEMENT BOARD

By:	Fidelity Management Trust Company, as Investment Manager, under Power of Attorney

By:
Name:
Title:

PENSION INVESTMENT COMMITTEE OF GENERAL MOTORS FOR GENERAL MOTORS EMPLOYEES DOMESTIC GROUP PENSION TRUST

By:	Fidelity Management Trust Company, as Investment Manager, under Power of Attorney

By:
Name:
Title:

FIDELITY SECURITIES FUND: FIDELITY LEVERAGED COMPANY STOCK FUND

By:
Name:
Title:

FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR LEVERAGED COMPANY STOCK FUND

By:
Name:
Title:

WAYZATA STOCKHOLDERS:

WAYLAND DISTRESSED OPPORTUNITIES FUND I-B, LLC

By:	Wayzata Investment Partners LLC, its Manager

By:
Name:
Title:

WAYLAND DISTRESSED OPPORTUNITIES FUND I-C, LLC

By:	Wayzata Investment Partners LLC, its Manager

By:
Name:
Title:

WAYZATA OPPORTUNITIES FUND, LLC

By:	Wayzata Investment Partners LLC, its Manager

By:
Name:
Title:

WAYZATA OPPORTUNITIES FUND OFFSHORE, L.P.

By:	Wayzata Offshore GP, LLC, its General Partner

By:	Wayzata Investment Partners LLC, its Manager

By:
Name:
Title:

WAYZATA RECOVERY FUND, LLC

By:	Wayzata Investment Partners LLC, its Manager

By:
Name:
Title:

Exhibit 5.12(a)

Form of Affiliate Letter

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of McLeodUSA Incorporated, a Delaware corporation (“Seller”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007 (as it may be amended from time to time, the “Merger Agreement”), by and among PAETEC Holding Corp., a Delaware corporation (the “Company”), Seller and PS Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), Merger Sub will merge with and into Seller, pursuant to which merger each share of common stock, par value $0.01 per share, of Seller will be converted into the right to receive 1.30 shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). All terms used in this letter (the “Letter Agreement”) but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

I represent and warrant to, and covenant with, the Company that in the event I receive any Company Common Stock as a result of the Merger:

I shall not publicly offer or sell (any such transaction, a “Transfer”) any Company Common Stock I acquire in connection with the Merger (the “Merger Shares”) in violation of the Act or the Rules and Regulations.

I have carefully read this Letter Agreement and reviewed its requirements and other applicable limitations upon my ability to Transfer Merger Shares with my counsel or with counsel for Seller to the extent I have considered such review necessary.

I have been advised that the issuance of Company Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger was submitted for consent by the stockholders of Seller I may be deemed to have been an affiliate of Seller and the Transfer by me of the Merger Shares has not been registered under the Act, I may not Transfer Merger Shares unless (i) such Transfer has been registered under the Act, (ii) such Transfer is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act or (iii) in the opinion of counsel reasonably acceptable to the Company, or as described in a letter from the staff of the Commission specifically issued with respect to a transaction to be engaged in by the undersigned, such Transfer is otherwise exempt from registration under the Act.

I understand that the Company is under no obligation to register the Transfer of Merger Shares by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

I also understand that stop transfer instructions will be given to the Company’s transfer agent with respect to Company Common Stock and that there will be placed on the certificates for Merger Shares, or any substitutions therefor, a legend (the “Restrictive Legend”) stating in substance as follows:

“The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold, transferred, pledged or otherwise disposed of in compliance with the requirements of Rule 145 or pursuant to a registration statement under such Act or an exemption from such registration.”

I also understand that, for so long as the requirements of Rule 145 shall apply to such Transfer, unless the Transfer by me of Merger Shares has been registered under the Act or is a Transfer made in conformity with the provisions of Rule 145, the Company reserves the right to put the following legend on the certificates for Merger Shares issued to my transferee:

“The shares represented by this certificate were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares may not be sold, transferred, pledged or otherwise disposed of except pursuant to a registration statement under the Securities Act of 1933 or in accordance with an exemption from the registration requirements of such Act.”

I understand and agree that the Restrictive Legend shall be removed, at no cost to me, by delivery of substitute certificates without the Restrictive Legend, and/or the issuance of a letter to the Company’s transfer agent removing such stop transfer instructions, and that the foregoing restrictions on Transfer shall cease to apply, if (i) one year (or such other period as may be required by Rule 145(d)(2) under the Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me, (ii) two years (or such other period as may be required by Rule 145(d)(3) under the Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me, or (iii) I shall have delivered to the Company (A) a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to the Company, or other evidence reasonably satisfactory to the Company, to the effect that the Restrictive Legend and/or stop transfer instructions are not required for purposes of the Act or (B) reasonably satisfactory evidence or representations that the securities represented by such certificates are being or have been Transferred in a transaction made in conformity with the provisions of Rule 145 under the Act or pursuant to an effective registration statement under the Act.

I recognize and agree that the foregoing provisions also apply to shares acquired in connection with the Merger and held by (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least a 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporate or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest. Attached as Schedule 1 to this Letter Agreement are the names of each of the Persons to which the provisions of this Letter Agreement shall apply (consisting of myself and each of the other Persons described in the preceding sentence).

The Company agrees that for so long as the Company is subject to the reporting requirements of Section 13 or Section 15 of the Exchange Act and, subject to the foregoing, for so long as and to the extent necessary to permit the undersigned to sell the Company Common Stock to be received in the Merger pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, the Company will use commercially reasonable efforts to file, on a timely basis, all reports required to be filed with the Commission by it pursuant to Section 13 or Section 15 of the Exchange Act, and will furnish to the undersigned upon written request a written statement as to whether the Company has filed all such reports during the 12 months preceding any proposed sale under Rule 145. The Company has filed all reports required to be filed with the Commission pursuant to Section 13 or Section 15 of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports). The Company further agrees that, if at any time during which this Letter Agreement is in effect, the Commission shall adopt and make effective amendments to Rule 145 that have the effect of eliminating the foregoing restrictions on Transfers of Merger Shares, the foregoing restrictions on such Transfers shall cease to apply and upon my request the Restrictive Legend shall be removed from the certificates for the Merger Shares, at no cost to me, by delivery of substitute certificates without the Restrictive Legend, and the Company shall issue a letter to the Company’s transfer agent removing the foregoing stop transfer instructions.

Execution of this Letter Agreement should not be construed as an admission on my part that I am an “affiliate” of Seller as described in the first paragraph of this Letter Agreement or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this Letter Agreement.

This Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.

Very truly yours,

By:
Name:
Title:

Accepted and agreed:

McLeodUSA Incorporated

By:

Agreed to and accepted this      day of                     , 2007

PAETEC Holding Corp.

By:
Name:
Title:

Exhibit 5.12(b)

Form of Lock-Up Letter

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

September 17, 2007

Ladies and Gentlemen:

I have been advised that pursuant to the terms of the Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), by and among PAETEC Holding Corp., a Delaware corporation (the “Company”), McLeodUSA Incorporated, a Delaware corporation (“Seller”), and PS Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), Merger Sub will merge with and into Seller, pursuant to which merger each share of common stock, par value $0.01 per share, of Seller will be converted into the right to receive the cash consideration specified in the Merger Agreement and 1.30 shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). All terms used in this letter (the “Letter Agreement”) but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

1. Restrictions on Transfers of Seller Common Stock. The undersigned understands that for tax purposes it is important, and is a material inducement for the Company to enter into the Merger Agreement, that there not be an ownership change of Seller prior to Closing. Accordingly, the undersigned hereby agrees that from the date hereof until the earlier of (a) the termination of the Merger Agreement in accordance with its terms or (b) the consummation of the Merger pursuant to the Merger Agreement, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Seller Common Stock or securities convertible into or exchangeable or exercisable for any Seller Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Seller Common Stock, whether any such aforementioned transaction is to be settled by delivery of Seller Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Company. Without limiting the foregoing, the undersigned shall not take any action that would change the ownership for purposes of Section 382 of the Code of the shares of Seller Common Stock that the undersigned holds on the date hereof.

2. Restrictions on Transfers of Company Common Stock. For the avoidance of doubt, the following subsections (a) through (e) shall apply with respect to the undersigned’s shares of Company Common Stock received in the Merger, but shall not apply to the undersigned’s shares of Seller Common Stock:

(a) The undersigned hereby further agrees with the Company that, during the period ending 90 days after the Closing Date (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Company Common Stock or securities convertible into or exchangeable or exercisable for any Company Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Company Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Company Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Company.

(b) Any Company Common Stock received by the undersigned upon exercise of stock options granted to the undersigned will also be subject to this Letter Agreement. Any Company Common Stock acquired by the undersigned in open market transactions will not be subject to this Letter Agreement.

(c) Notwithstanding the foregoing, the undersigned may transfer Company Common Stock without the prior written consent of the Company as follows:

(i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein;

(ii) as dispositions, other than dispositions for value, that are made exclusively between and among the undersigned and members of the undersigned’s immediate family, or the undersigned’s partners (if the undersigned is a partnership), or the undersigned’s members (if the undersigned is a limited liability company) or to an affiliate of the undersigned, or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided, in each of the foregoing instances, that the transferee (or the trustee in the event of a transfer to a trust) agrees to be bound in writing by the restrictions set forth herein;

(iii) pursuant to wills or laws of intestate succession, provided that the transferee or transferees thereof agree to be bound in writing by the restrictions set forth herein; and

(iv) to permit the exercise of stock options held by the undersigned.

(d) For purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

(e) In furtherance of the foregoing, the Company and the transfer agent for the Company Common Stock hereby authorized to decline to record or register any transfer of Company Common Stock if such transfer would constitute a violation or breach of this Letter Agreement.

It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.

Very truly yours,

By:
Name:
Title:

Accepted this      day of September, 2007

PAETEC Holding Corp.

By:
Name:
Title:

Exhibit 5.16

Registration Rights Provisions

Buyer is party to that certain registration rights agreement, dated as of February 28, 2007, among Buyer, PAETEC Corp and the stockholder parties thereto (the “Old Registration Rights Agreement”).

Pursuant to the New Registration Rights Agreement, Buyer shall grant the following registration rights to Fidelity Advisor Series II: Fidelity Advisor High Income Advantage Fund, Pension Investment Committee of General Motors for General Motors Employees Domestic Group Pension Trust, Fidelity Security Fund: Fidelity Leveraged Company Stock Fund, Commonwealth of Massachusetts Pension Reserves Investment Management Board, and Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund (the “Fidelity Funds”) and Wayzata Opportunities Fund, LLC, Wayland Distressed Opportunities Fund I-C, LLC, Wayzata Recovery Fund, LLC, Wayland Distressed Opportunities Fund I-B, LLC, and Wayzata Opportunities Fund Offshore, L.P. (the “Wayzata Funds”) with respect to the shares of Buyer Common Stock issued in the Merger to the Fidelity Funds and the Wayzata Funds, respectively, and any shares of Buyer Common Stock issued by way of a stock dividend or other distribution on such shares of Buyer Common Stock issued in the Merger (the “Registrable Common Shares”).

1. Fidelity Funds Demand Registration Right. Following the expiration of the 90-day lock-up period under the Lock-Up Letter, the Fidelity Funds shall be entitled to one demand registration for the registration of their Registrable Common Shares with a minimum value of $35 million at the time of such exercise (as determined in good faith by Buyer’s Board of Directors) until the Fidelity Funds collectively cease to beneficially own Registrable Common Shares representing at least 50% of the Registrable Common Shares issued to the Fidelity Funds in the Merger. The Fidelity Funds shall not have been deemed to have exercised their demand registration unless 75% of the Registrable Common Shares requested to be included in any such demand registration are so included.

2. Wayzata Funds Demand Registration Right. Following the expiration of the 90-day lock-up period under the Lock-Up Letter, the Wayzata Funds shall be entitled to one demand registration of their Registrable Common Shares with a minimum value of $35 million at the time of such exercise (as determined in good faith by Buyer’s Board of Directors) until the Wayzata Funds collectively cease to beneficially own Registrable Common Shares representing at least 50% of the Registrable Common Shares issued to the Wayzata Funds in the Merger. The Wayzata Funds shall not have been deemed to have exercised their demand registration unless 75% of the Registrable Common Shares requested to be included in any such demand registration are so included.

3. Piggyback Registration Rights. The Fidelity Funds and the Wayzata Funds shall each have piggyback registration rights with respect to the exercise of a demand registration pursuant to the New Registration Rights Agreement. The New Registration Rights Agreement shall not provide for any other piggyback registration rights.

4. Shelf Registration Statement. Buyer shall be obligated to file a shelf registration statement covering the Registrable Common Shares of the Fidelity Funds and of the Wayzata Funds on or before May 15, 2008 if, at such date, Buyer is then eligible to file such shelf registration statement on Form S-3. If Buyer is not then eligible to use Form S-3, it shall be obligated to file such shelf registration statement as soon as reasonably practicable after Buyer becomes so eligible. The right of the Fidelity Funds or the Wayzata Funds, as applicable, to sell their Registrable Common Shares pursuant to an effective shelf registration statement shall terminate upon the first to occur of (i) 15 months after the Closing Date, (ii) the date that is 90 days following the date on which the Fidelity Funds or the Wayzata Funds, as applicable, cease to beneficially own Registrable Common Shares representing at least 50% of the Registrable Common Shares issued to the Fidelity Funds or the Wayzata Funds, as applicable, in the Merger, and (iii) the date on which the Fidelity Funds or the Wayzata Funds, as the case may be, otherwise are able to sell all of their Registrable Common Shares within any three-month period without limitation by the volume restrictions of Rule 144 under the Securities Act. Buyer shall receive prior notice of any proposed sales pursuant to the shelf registration statement.

5. Other Provisions. The exercise of the foregoing registration rights shall be subject to customary limitations, qualifications and conditions, which shall be substantially similar to the limitations, qualifications and conditions applicable to the holders of registration rights under the Old Registration Rights Agreement. In any demand registration involving an underwritten offering, Buyer shall have the right to designate the managing underwriter of such offering, so long as such managing underwriter is reasonably satisfactory to the parties exercising their demand registration rights (it being agreed that Merrill Lynch & Co. and Deutsche Bank Securities shall be acceptable to the Fidelity Funds and the Wayzata Funds). The Fidelity Funds and the Wayzata Funds shall be entitled to withdraw from the New Registration Rights Agreement at their sole election.

Omitted Schedules

McLeodUSA Incorporated Schedules

Section 3.1(a)(iii) Subsidiaries

Section 3.1(b)(iv) Seller Rights to Securities

Section 3.1(b)(v) Seller Equity Rights and Restrictions

Section 3.1(b)(vi) Seller Owned Securities

Section 3.1(c)(iv) Seller No Conflict

Section 3.1(c)(v)(D) Required Seller FCC Filings or Consents

Section 3.1(c)(v)(E) Required Seller State Public Utility Filings or Consents

Section 3.1(c)(v)(F) Required Seller Other Filings or Consents

Section 3.1(d)(iii) Seller Material Adverse Effect Liabilities

Section 3.1(d)(iv) Seller Internal Control Over Financial Reporting

Section 3.1(d)(v) Seller Indebtedness

Section 3.1(f) Absence of Certain Changes or Events

Section 3.1(g) Compliance with Applicable Laws; Permits; Litigation

Section 3.1(i) Benefit Plans

Section 3.1(j) Taxes

Section 3.1(k)(i) Affiliate Transactions

Section 3.1(l)(ii) Environmental Matters

Section 3.1(m)(i) Intellectual Property

Section 3.1(n)(ii) Compliance with Communications Laws

Section 3.1(q) Contracts

Section 3.1(s) Right-of-Way Agreements and Network Facilities

Section 3.1(u) Customers and Suppliers

Section 4.1(a) Conduct of Business

Section 8.3(bb) Knowledge

PAETEC Holding Corp. Schedules

Section 3.2(b) Capital Structure

Section 3.2(c) Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents

Section 3.2(d) SEC Documents; Financial Statements

Section 3.2(f) Absence of Certain Changes or Events

Section 3.2(g) Compliance with Applicable Laws; Permits; Litigation

Section 3.2(h) Taxes

Section 3.2(k)(ii) Compliance with Communication Laws

Section 4.1(b) Conduct of Business

Section 8.3(bb) Knowledge

ANNEX B

September 16, 2007

Board of Directors

PAETEC Holding Corp.

One Paetec Plaza

600 WillowBrook Office Park

Fairport, New York 14450

Members of the Board of Directors:

PAETEC Holding Corp. (the “Acquiror”), PS Acquisition Corp., a wholly owned subsidiary of Acquiror (“Acquisition Sub”), and McLeodUSA Incorporated (the “Company”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Acquisition Sub will be merged with and into the Company in a transaction (the “Merger”) in which each outstanding share of the Company’s common stock, par value $0.01 per share (the “Company Shares”), will be converted into the right to receive 1.30 shares (the “Exchange Ratio”), of the common stock of the Acquiror, par value $0.01 per share (the “Acquiror Shares”).

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the Acquiror.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Expected Synergies”) furnished to us by the Company and the Acquiror;

(3)	Conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

(4)	Reviewed the valuation multiples for the Company Shares and the market prices and valuation multiples of the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

(8)	Reviewed the potential pro forma impact of the Merger;

(9)	Reviewed a draft dated September 14, 2007 of the Agreement; and

(10)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we

B-1

have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s or the Acquiror’s management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and the Expected Synergies. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

We are acting as financial advisor to the Acquiror in connection with the Merger and will receive a fee from the Acquiror for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently and have, in the past, provided financial advisory and financing services to PAETEC and its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. Specifically, such past services to the Acquiror and its affiliates include providing financial advisory services in connection with the debt refinancing in June 2007, the merger with US LEC Corp. in February 2007 and acting as a syndication agent of the February 2007 credit facility of the Acquiror. In addition, in the ordinary course of our business, we may actively trade in securities of the Acquiror and bank debt of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Merger and does not constitute a recommendation to any shareholder of the Acquiror as to how such shareholder should vote on the proposed issuance of Acquiror Shares in the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Acquiror. We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Acquiror.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

B-2

ANNEX C

DELAWARE GENERAL CORPORATION LAW

SECTION 262

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Delaware General Corporation Law. Section 145(a) of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. The registrant’s restated certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, the registrant’s directors will not be personally liable to the registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. Nothing contained in such provision, however, will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws. The registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the registrant to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or administrative or investigative proceeding by reason of the fact that such person is or was a director or officer of the registrant or, while a director or officer of the registrant, is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity, shall be indemnified and held harmless by the registrant to the fullest extent authorized by the Delaware General Corporation Law against all liability and loss suffered and all expenses reasonably incurred, including reasonable attorneys’ fees, by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant and had no reason to believe that such person’s conduct was illegal.

Insurance. The registrant maintains directors and officers liability insurance, which covers directors and officers of the registrant against certain claims or liabilities arising out of the performance of their duties.

Merger Agreement Provisions. The merger agreement (the “US LEC Merger Agreement”) by and among the registrant, PAETEC Corp. and US LEC Corp. (“US LEC”) provides that, for at least six years after the effective time of the business combination between PAETEC Corp. and US LEC, the registrant and PAETEC Corp. will indemnify and hold harmless, and provide advancement of expenses to, all present and former officers and directors of PAETEC Corp. and its subsidiaries with respect to acts or omissions occurring before the effective time of the business combination, including those relating to the transactions contemplated by the US LEC Merger Agreement, to the fullest extent permitted by applicable laws. Similarly, for at least six years after the effective time of the business combination, the registrant and US LEC will indemnify and hold harmless, and provide advancement of expenses to, all present and former officers and directors of US LEC and its subsidiaries with respect to acts or omissions occurring before the effective time of the business combination, including those relating to the transactions contemplated by the US LEC Merger Agreement, to the fullest extent permitted by applicable law. The registrant, PAETEC Corp. and US LEC will also fulfill and honor the obligations of PAETEC Corp. and US LEC under any indemnification agreements between PAETEC Corp. and US LEC, respectively, and its present or former directors, officers and employees.

The US LEC Merger Agreement requires the registrant to use reasonable best efforts, subject to conditions, to cause to be maintained for a period of six years after the effective time of the business combination the directors’ and officers’ and fiduciary liability insurance policies maintained by PAETEC Corp, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than such policies, with respect to facts or events occurring before the effective time of the business combination, including events relating to the transactions contemplated by the US LEC Merger Agreement.

The US LEC Merger Agreement also requires the registrant to use reasonable best efforts, subject to conditions, to cause to be maintained for a period of six years after the effective time of the business combination the directors’ and officers’ and fiduciary liability insurance policies maintained by US LEC, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than such policies, with respect to facts or events occurring before the effective time of the business combination, including events relating to the transactions contemplated by the Merger Agreement.

If the registrant, PAETEC Corp. or US LEC or any of their respective successors or assigns consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers all or substantially all of its properties or assets to any person or entity, then, in each case, the registrant, PAETEC Corp. or US LEC will be required to take such action as may be necessary so that such person or entity will assume all of the foregoing indemnification and insurance obligations.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith:

Number	Description
2.1	Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC Holding”), McLeodUSA Incorporated (“McLeodUSA”) and PS Acquisition Corp. Filed as Exhibit 2.1 to the Current Report on Form 8-K of PAETEC Holding, filed on September 17, 2007 (the “September 17, 2007 Form 8-K”), and incorporated herein by reference. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. A list identifying the contents of the omitted schedules is included at the end of Annex A to the Proxy Statement/Prospectus that forms a part of this Registration Statement.

3.1	Restated Certificate of Incorporation of PAETEC Holding. Filed as Exhibit 3.1 to the Current Report on Form 8-K of PAETEC Holding, filed on March 2, 2007 (the “March 2, 2007 Form 8-K”), and incorporated herein by reference.

3.2	Amended and Restated Bylaws of PAETEC Holding. Filed as Exhibit 3.2 to the March 2, 2007 Form 8-K and incorporated herein by reference.

4.1	Form of certificate representing the Common Stock, par value $.01 per share, of PAETEC Holding. Filed as Exhibit 4.1 to PAETEC Holding’s Registration Statement on Form S-4 (SEC File No. 333-138594) (the “2006 PAETEC Holding Registration Statement”) and incorporated herein by reference.

4.2.1	PAETEC Communications, Inc. Agent Incentive Plan, as amended and restated. Filed as Exhibit 4.2.1 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

Number	Description
4.2.2	Form of PAETEC Holding Common Stock Purchase Warrant issuable to holders of assumed warrants under the Agent Plan. Filed as Exhibit 4.2.2 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

4.3	Form of PAETEC Holding Common Stock Purchase Warrant issuable to holders of assumed warrants issued by US LEC. Filed as Exhibit 4.3 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

4.4	Form of Voting Agreement, dated as of September 17, 2007, by and among PAETEC Holding, McLeodUSA and each of Edward J. Butler, Arunas A. Chesonis, H. Russell Frisby, Jr., William R. McDermott, Keith M. Wilson and Mark Zupan. Filed as Exhibit 10.1 to the September 17, 2007 Form 8-K and incorporated herein by reference.

4.5	Indenture, dated as of July 10, 2007, among PAETEC Holding, the Guarantors named therein and The Bank of New York, as trustee, including the form of Global Note thereunder. Filed as Exhibit 4.1 to the Current Report on Form 8-K of PAETEC Holding, filed on July 10, 2007 (the “July 10, 2007 Form 8-K”), and incorporated herein by reference.

4.6	Supplemental Indenture, dated as of September 25, 2007, by and among PAETEC Holding, the New Guarantors named therein and the Bank of New York, as Trustee, with respect to senior debt securities. Filed as Exhibit 4.1 to the Current Report on Form 8-K of PAETEC Holding, filed on September 25, 2007, and incorporated herein by reference.

***5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the securities registered.

***8.1	Opinion of Hogan & Hartson L.L.P. as to certain tax matters.

10.1	Registration Rights Agreement, dated July 10, 2007, among PAETEC Holding, the other Guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC. Filed as Exhibit 4.2 to the July 10, 2007 Form 8-K and incorporated herein by reference.

10.2	Agreement and Plan of Merger, dated as of August 11, 2006, as amended, among US LEC Corp. (“US LEC”), PAETEC Corp. (“PAETEC”), PAETEC Holding, WC Acquisition Sub U Corp. and WC Acquisition Sub P Corp. Filed as Exhibit 2.1 to the March 2, 2007 Form 8-K and incorporated herein by reference.

10.3	Registration Rights Agreement, dated as of February 28, 2007, among PAETEC Holding and the Securityholders of PAETEC Holding identified therein. Filed as Exhibit 10.2 to the March 2, 2007 Form 8-K and incorporated herein by reference.

10.4.1	Credit Agreement, dated as of February 28, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, and CIT Lending Services Corporation, as Documentation Agent. Filed as Exhibit 10.1 to the March 2, 2007 Form 8-K and incorporated herein by reference.

10.4.2	First Amendment to Credit Agreement, dated as of June 27, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, and Deutsche Bank Trust Company Americas, as Administrative Agent. Filed as Exhibit 10.1 to the July 10, 2007 Form 8-K and incorporated herein by reference.

10.4.3	Security Agreement, dated as of February 28, 2007, among PAETEC Holding, its subsidiaries and Deutsche Bank, as Collateral Agent, and Pledge Agreement, dated as of February 28, 2007, among PAETEC Holding, its subsidiaries and Deutsche Bank, as Collateral Agent. Filed as Exhibit 10.3.2 to the Annual Report on Form 10-K of PAETEC Holding, filed on April 2, 2007 (the “PAETEC Holding Form 10-K”), and incorporated herein by reference.

Number	Description
10.5.1	Form of Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of March 1, 2003, between PAETEC and each of Edward J. Butler, Jr., Arunas A. Chesonis and Keith M. Wilson (the “2003 Senior Officer Agreement”). Filed as Exhibit 10.6 to PAETEC’s Registration Statement on Form S-1 (SEC File No. 333-124258) (the “2005 PAETEC Registration Statement”) and incorporated herein by reference.

10.5.2	Form of Amendment to the 2003 Senior Officer Agreement. Filed as Exhibit 10.6.2 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.6	Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of February 27, 2007, between PAETEC Holding, PAETEC and Charles E. Sieving. Filed as Exhibit 10.5 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.7	Form of Senior Vice President Confidentiality, Non-Solicitation and Non-Competition Agreement between PaeTec Communications, Inc. and certain Senior Vice Presidents of PAETEC Communications, Inc., including Algimantas K. Chesonis and Robert D. Moore, Jr. Filed as Exhibit 10.1 to Current Report on Form 8-K of PAETEC Holding, filed on March 28, 2007 and incorporated herein by reference.

10.8.1	Form of PAETEC Corp. 1998 Incentive Compensation Plan, as amended. Filed as Exhibit 10.7.1 to Amendment No. 2 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.8.2	Form of 1998 Incentive Compensation Plan Incentive Stock Option Agreement for Sales Representatives. Filed as Exhibit 10.21.2 to Amendment No. 1 to PAETEC’s Registration Statement on Form S-1 (SEC File No. 333-34770) (the “2000 PAETEC Registration Statement”) and incorporated herein by reference.

10.8.3	Form of 1998 Incentive Compensation Plan Incentive Stock Option Agreement for Administrative Employees. Filed as Exhibit 10.21.3 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.8.4	Form of 1998 Incentive Compensation Plan Incentive Stock Option for Directors and Officers (with non-competition provisions). Filed as Exhibit 10.21.4 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.8.5	Form of 1998 Incentive Compensation Plan Nonqualified Stock Option Agreement for Administrative Employees. Filed as Exhibit 10.21.5 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.8.6	Form of 1998 Incentive Compensation Plan Nonqualified Stock Option Agreement for Directors and Officers. Filed as Exhibit 10.21.6 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.9.1	PAETEC Corp. 2001 Stock Option and Incentive Plan (the “2001 Stock Option and Incentive Plan”). Filed as Exhibit 10.10.1 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.9.2	2004 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement. Filed as Exhibit 10.8.2 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.3	2003 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement. Filed as Exhibit 10.8.3 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.4	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors. Filed as Exhibit 10.8.4 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

Number	Description
10.9.5	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Annual Agreement). Filed as Exhibit 10.8.5 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.6	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Initial Grant). Filed as Exhibit 10.8.6 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.7	Form of 2001 Stock Option and Incentive Plan Restricted Stock Unit Agreement. Filed as Exhibit 10.10.7 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.9.8	2005 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement. Filed as Exhibit 10.10.8 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.9.9	2003 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement for Senior Management. Filed as Exhibit 10.10.9 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.9.10	2002 Form of 2001 Stock Option and Incentive Plan Stock Option Agreement for Senior Management. Filed as Exhibit 10.10.10 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.10.1	PAETEC Corp. Executive Incentive Plan, as amended and restated (the “Executive Incentive Plan”). Filed as Exhibit 10.11.1 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.10.2	Form of Executive Incentive Plan Class A Stock Unit Agreement. Filed as Exhibit 10.11.2 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.11.1	Form of US LEC 1998 Omnibus Stock Plan, as amended. Filed as Exhibit (d) to US LEC’s Schedule TO filed February 23, 2006 and incorporated herein by reference.

10.11.2	Form of Non-Qualified Stock Option Agreement (for a Director who is not an Employee) under the US LEC 1998 Omnibus Stock Plan. Filed as Exhibit 10.12.2 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.11.3	Form of Incentive Stock Option Agreement under the US LEC 1998 Omnibus Stock Plan. Filed as Exhibit 10.12.3 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.11.4	Form of Non-Qualified Stock Option Agreement under the 1998 Omnibus Stock Plan. Filed as Exhibit 10.12.4 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.12.1	PAETEC Holding 2007 Omnibus Incentive Plan (the “2007 Omnibus Incentive Plan”). Filed as Exhibit 10.3 to the March 2, 2007 PAETEC Holding Form 8-K and incorporated herein by reference.

10.12.2	Form of Incentive Stock Option Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.2 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.12.3	Form of Non-Qualified Stock Option Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.3 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.12.4	Form of Restricted Stock Unit Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.4 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.12.5	Form of Restricted Stock Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.5 to the PAETEC Holding Form 10-K and incorporated herein by reference.

Number	Description
10.12.6	Form of Unrestricted Stock Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.6 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.13	Nonqualified Stock Option Agreement, dated as of January 13, 2000, between PAETEC and James A. Kofalt. Filed as Exhibit 10.30 to Amendment No. 3 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.14	US LEC Corp. Retention and Severance Plan. Filed as Exhibit 10.5 to Current Report on Form 8-K of US LEC filed on August 14, 2006 and incorporated herein by reference.

†10.15	Settlement Agreement and General Release between Sprint Communications Company L.P., on behalf of itself and all parent, subsidiary and affiliated corporations, excluding the business of the Sprint local telecommunications division operations, and US LEC, and all of its affiliates or subsidiaries. Filed as Exhibit 10.1 to US LEC’s Quarterly Report on Form 10-Q (SEC File No. 0-24061) for the period ended March 31, 2006, as amended as of February 6, 2007 (the “2006 US LEC Form 10-Q”), and incorporated herein by reference.

†10.16	Settlement Agreement between MCI, LLC (formerly known as MCI, Inc.) and all of its subsidiaries, and US LEC and all of its affiliates or subsidiaries. Filed as Exhibit 10.2 to the 2006 US LEC Form 10-Q and incorporated herein by reference.

†10.17	Release and Settlement Agreement, dated as of August 4, 2006, by and between Qwest Communications Corporation and US LEC Corp., US LEC Communications Inc., US LEC of Alabama Inc., US LEC of Florida Inc., US LEC of Georgia Inc., US LEC of Maryland Inc., US LEC of North Carolina Inc., US LEC of South Carolina Inc., US LEC of Pennsylvania Inc., US LEC of Tennessee Inc. and US LEC of Virginia LLC. Filed as Exhibit 10.19 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

†10.18	Intrastate Wireless-Originated 8YY Services Settlement Agreement, dated as of August 4, 2006, by and between Qwest Communications Corporation, on behalf of itself and all parent, subsidiary and affiliated corporations, and US LEC, and all of its affiliates or subsidiaries. Filed as Exhibit 10.20 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.19	Wholesale Services Agreement, dated August 4, 2006, between Qwest Communications Corporation and US LEC and its subsidiaries. Filed as Exhibit 10.21 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.20.1	Indemnity Agreement, dated August 6, 2001, by and among US LEC, Metacomm, LLC, RTA Associates, LLC, Richard T. Aab and Joyce M. Aab. Filed as Exhibit 10.6 to US LEC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

10.20.2	Indemnity Agreement dated August 6, 2001, by and among US LEC, Tansukh V. Ganatra, Sarlaben T. Ganatra, Rajesh T. Ganatra and Super STAR Associates Limited Partnership. Filed as Exhibit 10.5 to US LEC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

Number	Description
10.21	Description of Non-Employee Director Compensation. Filed as Exhibit 10.22 to the PAETEC Holding Form 10-K and incorporated herein by reference.

**21	Subsidiaries of PAETEC Holding.

**23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of PAETEC Corp.

**23.2	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm, regarding certain financial statements of McLeodUSA.

**23.3	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding certain financial statements of McLeodUSA.

**23.4	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of US LEC.

***23.5	Consents of Hogan & Hartson L.L.P. (included in Exhibit 5.1 and Exhibit 8.1).

*24.1	Power of Attorney.

**99.1	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

**99.2	Form of PAETEC Holding proxy card.

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.
†	Confidential treatment has been granted as to certain portions of this exhibit. The omitted portions have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

The following consolidated financial statement schedules and related reports of PAETEC Corp. and US LEC Corp. are filed herewith:

Schedule II—Valuation and Qualifying Accounts and Reserves of PAETEC Corp. and US LEC Corp. are included below. All other schedules have been omitted as they are not required under the related instructions, are inapplicable, or because the information required is included in the applicable consolidated financial statements or related notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

PAETEC Holding Corp.

Fairport, New York

We have audited the consolidated financial statements of PAETEC Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated April 2, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment as of January 1, 2006); such consolidated financial statements and report are included elsewhere in this Form S-4. Our audits also included the consolidated financial statement schedule of the Company included in Item 21 of this Form S-4. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Rochester, New York

April 2, 2007

PAETEC Corp. and Subsidiaries

Schedule II

Valuation and Qualifying Accounts (In Thousands)

	Balance at Beginning of Year	Additions/ (Reductions) Charged to Costs and Expenses	Deductions	Balance at End of Year
Year Ended December 31, 2004
Allowance for doubtful accounts	$6,531	$1,487	$1,557	$6,461
Valuation allowance for deferred income tax assets	$63,047	$(59,544)	$—	$3,503

Year Ended December 31, 2005
Allowance for doubtful accounts	$6,461	$2,584	$2,710	$6,335
Valuation allowance for deferred income tax assets	$3,503	$424	$829	$3,098

Year Ended December 31, 2006
Allowance for doubtful accounts	$6,335	$1,933	$2,993	$5,275
Valuation allowance for deferred income tax assets	$3,098	$—	$410	$2,688

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

US LEC Corp.

Charlotte, North Carolina

We have audited the consolidated financial statements of US LEC Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated April 2, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the completion of the merger between the Company and PAETEC Corp. on February 28, 2007, pursuant to the Merger Agreement dated August 11, 2006, as amended); such consolidated financial statements and report are included elsewhere in this Form S-4. Our audits also included the consolidated financial statement schedule of the Company included in Item 21 of this Form S-4. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

April 2, 2007

US LEC Corp.

Schedule II

Valuation and Qualifying Accounts (In Thousands)

	Balance at Beginning of Period	Additions
Description		Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Allowance against accounts receivable
Year ended December 31, 2006	$10,349	$2,430		$—		$8,815		$3,964
Year ended December 31, 2005	$10,137	$28,116	(1)	$—		$27,904	(1)	$10,349
Year ended December 31, 2004	$10,998	$7,270		$417	(2)	$8,548		$10,137

Allowance against deferred tax assets
Year ended December 31, 2006	$108,995	$8,072		$—		$—		$117,067
Year ended December 31, 2005	$94,312	$14,683		$—		$—		$108,995
Year ended December 31, 2004	$85,695	$8,617		$—		$—		$94,312

(1)	Contains $22,893 included in charge related to carrier access disputes.
(2)	Represents allowance for doubtful accounts related to the accounts receivable purchased from StarNet on November 10, 2004.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on the 4th day of December, 2007.

PAETEC Holding Corp.

By:	/s/ ARUNAS A. CHESONIS
Arunas A. Chesonis
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated on December 4, 2007.

Signature	Title

/s/ ARUNAS A. CHESONIS Arunas A. Chesonis	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ KEITH M. WILSON Keith M. Wilson	Director and Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ ALGIMANTAS K. CHESONIS Algimantas K. Chesonis	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

* Richard T. Aab	Vice Chairman of the Board

* H. Russell Frisby, Jr.	Director

* Tansukh V. Ganatra	Director

* James A. Kofalt	Director

* Michael C. Mac Donald	Director

* William R. McDermott	Director

* Mark Zupan	Director

*By:	/s/ CHARLES E. SIEVING
Charles E. Sieving Attorney-in-fact

EXHIBIT INDEX

Number	Description
2.1	Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC Holding”), McLeodUSA Incorporated (“McLeodUSA”) and PS Acquisition Corp. Filed as Exhibit 2.1 to the Current Report on Form 8-K of PAETEC Holding, filed on September 17, 2007 (the “September 17, 2007 Form 8-K”), and incorporated herein by reference. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. A list identifying the contents of the omitted schedules is included at the end of Annex A to the Proxy Statement/Prospectus that forms a part of this Registration Statement.

3.1	Restated Certificate of Incorporation of PAETEC Holding. Filed as Exhibit 3.1 to the Current Report on Form 8-K of PAETEC Holding, filed on March 2, 2007 (the “March 2, 2007 Form 8-K”), and incorporated herein by reference.

3.2	Amended and Restated Bylaws of PAETEC Holding. Filed as Exhibit 3.2 to the March 2, 2007 Form 8-K and incorporated herein by reference.

4.1	Form of certificate representing the Common Stock, par value $.01 per share, of PAETEC Holding. Filed as Exhibit 4.1 to PAETEC Holding’s Registration Statement on Form S-4 (SEC File No. 333-138594) (the “2006 PAETEC Holding Registration Statement”) and incorporated herein by reference.

4.2.1	PAETEC Communications, Inc. Agent Incentive Plan, as amended and restated. Filed as Exhibit 4.2.1 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

4.2.2	Form of PAETEC Holding Common Stock Purchase Warrant issuable to holders of assumed warrants under the Agent Plan. Filed as Exhibit 4.2.2 to the PAETEC Holding Registration Statement and incorporated herein by reference.

4.3	Form of PAETEC Holding Common Stock Purchase Warrant issuable to holders of assumed warrants issued by US LEC. Filed as Exhibit 4.3 to the PAETEC Holding Registration Statement and incorporated herein by reference.

4.4	Form of Voting Agreement, dated as of September 17, 2007, by and among PAETEC Holding, McLeodUSA and each of Edward J. Butler, Arunas A. Chesonis, H. Russell Frisby, Jr., William R. McDermott, Keith M. Wilson and Mark Zupan. Filed as Exhibit 10.1 to the September 17, 2007 Form 8-K and incorporated herein by reference.

4.5	Indenture, dated as of July 10, 2007, among PAETEC Holding, the Guarantors named therein and The Bank of New York, as trustee, including the form of Global Note thereunder. Filed as Exhibit 4.1 to the Current Report on Form 8-K of PAETEC Holding, filed on July 10, 2007 (the “July 10, 2007 Form 8-K”), and incorporated herein by reference.

4.6	Supplemental Indenture, dated as of September 25, 2007, by and among PAETEC Holding, the New Guarantors named therein and the Bank of New York, as Trustee, with respect to senior debt securities. Filed as Exhibit 4.1 to the Current Report on Form 8-K of PAETEC Holding, filed on September 25, 2007, and incorporated herein by reference.

***5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the securities registered.

***8.1	Opinion of Hogan & Hartson L.L.P. as to certain tax matters.

10.1	Registration Rights Agreement, dated July 10, 2007, among PAETEC Holding, the other Guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC. Filed as Exhibit 4.2 to the July 10, 2007 Form 8-K and incorporated herein by reference.

10.2	Agreement and Plan of Merger, dated as of August 11, 2006, as amended, among US LEC Corp. (“US LEC”), PAETEC Corp. (“PAETEC”), PAETEC Holding, WC Acquisition Sub U Corp. and WC Acquisition Sub P Corp. Filed as Exhibit 2.1 to the March 2, 2007 Form 8-K and incorporated herein by reference.

Number	Description
10.3	Registration Rights Agreement, dated as of February 28, 2007, among PAETEC Holding and the Securityholders of PAETEC Holding identified therein. Filed as Exhibit 10.2 to the March 2, 2007 Form 8-K and incorporated herein by reference.

10.4.1	Credit Agreement, dated as of February 28, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, and CIT Lending Services Corporation, as Documentation Agent. Filed as Exhibit 10.1 to the March 2, 2007 Form 8-K and incorporated herein by reference.

10.4.2	First Amendment to Credit Agreement, dated as of June 27, 2007, among PAETEC Holding, as Borrower, the Lenders party thereto from time to time, and Deutsche Bank Trust Company Americas, as Administrative Agent. Filed as Exhibit 10.1 to the July 10, 2007 Form 8-K and incorporated herein by reference.

10.4.3	Security Agreement, dated as of February 28, 2007, among PAETEC Holding, its subsidiaries and Deutsche Bank, as Collateral Agent, and Pledge Agreement, dated as of February 28, 2007, among PAETEC Holding, its subsidiaries and Deutsche Bank, as Collateral Agent. Filed as Exhibit 10.3.2 to the Annual Report on Form 10-K of PAETEC Holding, filed on April 2, 2007 (the “PAETEC Holding Form 10-K”), and incorporated herein by reference.

10.5.1	Form of Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of March 1, 2003, between PAETEC and each of Edward J. Butler, Jr., Arunas A. Chesonis and Keith M. Wilson (the “2003 Senior Officer Agreement”). Filed as Exhibit 10.6 to PAETEC’s Registration Statement on Form S-1 (SEC File No. 333-124258) (the “2005 PAETEC Registration Statement”) and incorporated herein by reference.

10.5.2	Form of Amendment to the 2003 Senior Officer Agreement. Filed as Exhibit 10.6.2 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.6	Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of February 27, 2007, between PAETEC Holding, PAETEC and Charles E. Sieving. Filed as Exhibit 10.5 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.7	Form of Senior Vice President Confidentiality, Non-Solicitation and Non-Competition Agreement between PaeTec Communications, Inc. and certain Senior Vice Presidents of PAETEC Communications, Inc., including Algimantas K. Chesonis and Robert D. Moore, Jr. Filed as Exhibit 10.1 to Current Report on Form 8-K of PAETEC Holding, filed on March 28, 2007 and incorporated herein by reference.

10.8.1	Form of PAETEC Corp. 1998 Incentive Compensation Plan, as amended. Filed as Exhibit 10.7.1 to Amendment No. 2 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.8.2	Form of 1998 Incentive Compensation Plan Incentive Stock Option Agreement for Sales Representatives. Filed as Exhibit 10.21.2 to Amendment No. 1 to PAETEC’s Registration Statement on Form S-1 (SEC File No. 333-34770) (the “2000 PAETEC Registration Statement”) and incorporated herein by reference.

10.8.3	Form of 1998 Incentive Compensation Plan Incentive Stock Option Agreement for Administrative Employees. Filed as Exhibit 10.21.3 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.8.4	Form of 1998 Incentive Compensation Plan Incentive Stock Option for Directors and Officers (with non-competition provisions). Filed as Exhibit 10.21.4 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

2

Number	Description
10.8.5	Form of 1998 Incentive Compensation Plan Nonqualified Stock Option Agreement for Administrative Employees. Filed as Exhibit 10.21.5 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.8.6	Form of 1998 Incentive Compensation Plan Nonqualified Stock Option Agreement for Directors and Officers. Filed as Exhibit 10.21.6 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.9.1	PAETEC Corp. 2001 Stock Option and Incentive Plan (the “2001 Stock Option and Incentive Plan”). Filed as Exhibit 10.10.1 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.9.2	2004 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement. Filed as Exhibit 10.8.2 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.3	2003 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement. Filed as Exhibit 10.8.3 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.4	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors. Filed as Exhibit 10.8.4 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.5	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Annual Agreement). Filed as Exhibit 10.8.5 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.6	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Initial Grant). Filed as Exhibit 10.8.6 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.7	Form of 2001 Stock Option and Incentive Plan Restricted Stock Unit Agreement. Filed as Exhibit 10.10.7 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.9.8	2005 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement. Filed as Exhibit 10.10.8 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.9.9	2003 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement for Senior Management. Filed as Exhibit 10.10.9 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.9.10	2002 Form of 2001 Stock Option and Incentive Plan Stock Option Agreement for Senior Management. Filed as Exhibit 10.10.10 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.10.1	PAETEC Corp. Executive Incentive Plan, as amended and restated (the “Executive Incentive Plan”). Filed as Exhibit 10.11.1 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.10.2	Form of Executive Incentive Plan Class A Stock Unit Agreement. Filed as Exhibit 10.11.2 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.11.1	Form of US LEC 1998 Omnibus Stock Plan, as amended. Filed as Exhibit (d) to US LEC’s Schedule TO filed February 23, 2006 and incorporated herein by reference.

3

Number	Description
10.11.2	Form of Non-Qualified Stock Option Agreement (for a Director who is not an Employee) under the US LEC 1998 Omnibus Stock Plan. Filed as Exhibit 10.12.2 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.11.3	Form of Incentive Stock Option Agreement under the US LEC 1998 Omnibus Stock Plan. Filed as Exhibit 10.12.3 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.11.4	Form of Non-Qualified Stock Option Agreement under the 1998 Omnibus Stock Plan. Filed as Exhibit 10.12.4 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.12.1	PAETEC Holding 2007 Omnibus Incentive Plan (the “2007 Omnibus Incentive Plan”). Filed as Exhibit 10.3 to the March 2, 2007 PAETEC Holding Form 8-K and incorporated herein by reference.

10.12.2	Form of Incentive Stock Option Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.2 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.12.3	Form of Non-Qualified Stock Option Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.3 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.12.4	Form of Restricted Stock Unit Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.4 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.12.5	Form of Restricted Stock Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.5 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.12.6	Form of Unrestricted Stock Agreement under the 2007 Omnibus Incentive Plan. Filed as Exhibit 10.11.6 to the PAETEC Holding Form 10-K and incorporated herein by reference.

10.13	Nonqualified Stock Option Agreement, dated as of January 13, 2000, between PAETEC and James A. Kofalt. Filed as Exhibit 10.30 to Amendment No. 3 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.14	US LEC Corp. Retention and Severance Plan. Filed as Exhibit 10.5 to Current Report on Form 8-K of US LEC filed on August 14, 2006 and incorporated herein by reference.

†10.15	Settlement Agreement and General Release between Sprint Communications Company L.P., on behalf of itself and all parent, subsidiary and affiliated corporations, excluding the business of the Sprint local telecommunications division operations, and US LEC, and all of its affiliates or subsidiaries. Filed as Exhibit 10.1 to US LEC’s Quarterly Report on Form 10-Q (SEC File No. 0-24061) for the period ended March 31, 2006, as amended as of February 6, 2007 (the “2006 US LEC Form 10-Q”), and incorporated herein by reference.

†10.16	Settlement Agreement between MCI, LLC (formerly known as MCI, Inc.) and all of its subsidiaries, and US LEC and all of its affiliates or subsidiaries. Filed as Exhibit 10.2 to the 2006 US LEC Form 10-Q and incorporated herein by reference.

†10.17	Release and Settlement Agreement, dated as of August 4, 2006, by and between Qwest Communications Corporation and US LEC Corp., US LEC Communications Inc., US LEC of Alabama Inc., US LEC of Florida Inc., US LEC of Georgia Inc., US LEC of Maryland Inc., US LEC of North Carolina Inc., US LEC of South Carolina Inc., US LEC of Pennsylvania Inc., US LEC of Tennessee Inc. and US LEC of Virginia LLC. Filed as Exhibit 10.19 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

4

Number	Description
†10.18	Intrastate Wireless-Originated 8YY Services Settlement Agreement, dated as of August 4, 2006, by and between Qwest Communications Corporation, on behalf of itself and all parent, subsidiary and affiliated corporations, and US LEC, and all of its affiliates or subsidiaries. Filed as Exhibit 10.20 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.19	Wholesale Services Agreement, dated August 4, 2006, between Qwest Communications Corporation and US LEC and its subsidiaries. Filed as Exhibit 10.21 to the 2006 PAETEC Holding Registration Statement and incorporated herein by reference.

10.20.1	Indemnity Agreement, dated August 6, 2001, by and among US LEC, Metacomm, LLC, RTA Associates, LLC, Richard T. Aab and Joyce M. Aab. Filed as Exhibit 10.6 to US LEC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

10.20.2	Indemnity Agreement dated August 6, 2001, by and among US LEC, Tansukh V. Ganatra, Sarlaben T. Ganatra, Rajesh T. Ganatra and Super STAR Associates Limited Partnership. Filed as Exhibit 10.5 to US LEC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

10.21	Description of Non-Employee Director Compensation. Filed as Exhibit 10.22 to the PAETEC Holding Form 10-K and incorporated herein by reference.

**21	Subsidiaries of PAETEC Holding.

**23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of PAETEC.

**23.2	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm, regarding certain financial statements of McLeodUSA.

**23.3	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding certain financial statements of McLeodUSA.

**23.4	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of US LEC.

***23.5	Consents of Hogan & Hartson L.L.P. (included in Exhibit 5.1 and Exhibit 8.1).

*24.1	Power of Attorney.

**99.1	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

**99.2	Form of PAETEC Holding proxy card.

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.
†	Confidential treatment has been granted as to certain portions of this exhibit. The omitted portions have been filed separately with the Securities and Exchange Commission.

5